Form 10-K, Exhibit 13
period 1993-12-31
ST PAUL COMPANIES INC /MN/
filed 1994-03-18
CIK 86312

ITEM 7.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
         FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis

RECORD EARNINGS, ROE OF 17% FOR THE ST. PAUL IN 1993

After the tumultuous year of 1992, during which we weathered unprecedented catastrophe losses of $305 million and a $365 million goodwill write-down, we rebounded to post record net income in 1993. Our pretax earnings in 1993 were $523 million, compared with a loss of $225 million in 1992 and earnings of $528 million in 1991. It would be difficult not to show improvement after a year like 1992, and the following table provides a clearer picture of the extent of that improvement in 1993 by segregating the impact of catastrophe losses, the goodwill write-down and realized gains.

                                     Year Ended December 31
(In millions)                       1993      1992      1991
                                    ----      ----      ----
Pretax earnings (loss),
  as reported                       $523     $(225)     $528
Add (subtract):
  Catastrophe losses                  62       305        73    (GRAPHIC
  Goodwill write-down                  -       365         -     IMAGE NO.1-
  Realized gains                     (58)     (156)      (38)   SEE APPENDIX)
                                    ----      ----      ----
                                    $527      $289      $563
                                     ===       ===       ===



 In 1993, we experienced significant improvements in our core commercial, personal and reinsurance underwriting operations, saw the beginnings of recovery in our insurance brokerage operations, and continued to reap strong returns from our investment in The John
Nuveen Company.

 Our after-tax operating earnings, which exclude realized investment gains, totaled $387 million in 1993, translating into a 17% return on beginning shareholders' equity.

 Net income of $428 million in 1993, the highest annual total in the company's history, was driven by the improvements noted earlier. Another factor contributing to 1993's net income was a change in the statutory federal tax rate. When the rate increased to 35% in 1993 retroactive to the beginning of the year, we recorded a net income tax benefit of $15 million, or $0.34 per share. This benefit reflected the impact of the rate change on our significant deferred tax asset.
In 1992, we incurred tax expense despite the sizable pretax loss because our goodwill write-down and substantial foreign underwriting and insurance brokerage losses were not deductible for U.S. federal tax purposes. Also in 1992, we implemented two new
Statements of Financial Accounting Standards (SFAS) relating to income taxes and postretirement benefits, which in total reduced our net loss by $76 million.

 Consolidated revenues of $4.5 billion in 1993 were
level with 1992 revenues. Marginal growth in earned
premiums and a 10% increase in investment banking-asset
management revenues were offset by a decline in             (GRAPHIC IMAGE
realized gains, which were unusually high in 1992 due         NO.2-SEE
to the $98 million gain realized on our sale of a             APPENDIX)
minority interest in The John Nuveen Company. In 1992, revenues were 3% higher than 1991 as a result of an increase in realized gains (due to the Nuveen sale) and a 25% increase in investment banking-asset management revenues.

 Our total assets at the end of 1993 exceeded $17 billion. In 1993, we adopted SFAS No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts," which required us to record reinsurance recoverables on unpaid losses and ceded unearned premiums as assets instead of netting these items against insurance reserves. Total assets at the end of both 1993 and 1992 increased by $1.8 billion compared with what they would have been under our prior practice of netting these amounts. We also adopted SFAS
No. 115, "Accounting for Certain Investments in Debt and Equity Securities," as of Dec. 31, 1993. Our fixed-maturity portfolio is now recorded at estimated market value on our balance sheet, with the corresponding unrealized appreciation recorded, net of taxes, in common shareholders' equity. This increased total assets by $764 million at the end of 1993. We did not restate our 1992 balance sheet to reflect this change.
Our adoption of these statements had no effect on net income or loss.


Operational Review


We operate in three business segments - underwriting, insurance brokerage and investment banking-asset management. Our underwriting segment operates primarily under the name St. Paul Fire and Marine Insurance
Company, which is our largest subsidiary. Our insurance brokerage companies do business as the Minet Group, which is based in London. The John Nuveen Company, of which we are a 74% majority owner, comprises our investment banking-asset management segment. In the next several pages, we analyze the pretax results of these segments for the last three years.

UNDERWRITING RESULTS MUCH IMPROVED OVER 1992


Buoyed by the decline in catastrophe losses and other improvements experienced in several of our underwriting operations, pretax income in our underwriting segment totaled $507 million in 1993, much improved over 1992 income of $81 million. Pretax catastrophe losses in 1993 - $62 million - were our lowest total in five years and were 20% of 1992's record total of $305 million. When catastrophe losses are factored out of both years' results, our underwriting performance improved by over $174 million in 1993, an indication of the underlying quality of earnings in 1993. Written premiums in 1993 were level with 1992, a result which was expected given our strategy of reducing premium volume in certain market sectors. If not for our acquisition of Economy Fire & Casualty Company
(Economy) in the third quarter of 1993, written premiums would have been 3% below 1992, mirroring the 3% decline in 1992 from 1991. A sharp reduction in Business Insurance volume and a less pronounced decline in Specialized Commercial premiums in 1993 were offset by strong increases in Reinsurance and Personal
Insurance premiums. Our recent efforts to reduce premium growth in certain coverages, such as workers' compensation, and our more frequent use of higher deductibles on large accounts have been major factors in restraining premium growth for the last two years.

 Our consolidated GAAP underwriting loss of $150 million was over $400 million less than the catastrophe-driven loss of $567 million in 1992. This translated into a 13 point improvement in the loss and loss expense ratio compared with 1992, eight points of which were due to the decline in catastrophe losses. The underwriting expense ratio improved slightly in 1993, due to the combined effect of expense control efforts and the addition of Economy. In 1992, the underwriting loss was $400 million worse than 1991, and the loss and loss expense ratio was 10 points worse than 1991, due to the highest level of catastrophe losses incurred in the company's history.

 Reinsurance, which was particularly hard hit by catastrophe losses in 1992, improved its underwriting results by $269 million in 1993. Specialized Commercial and Business Insurance also achieved declines in underwriting losses, although not of the same magnitude as Reinsurance. In addition, Personal Insurance improved in 1993, due to improved loss experience and strong results from Economy.

Restructuring - During 1993, we began to restructure our U.S. Insurance Underwriting operations into a more customer-focused, flexible and efficient organization.
We recorded charges of $21 million in 1993 associated with this restructuring, primarily consisting of severance and relocation expenses. Beginning in 1994, our underwriting performance will be reported in a new format to reflect the results of this restructuring.
See the underwriting segment's "Outlook for 1994 - Our
Restructured Underwriting Operations" section on page
30 for further information.



Underwriting Results - The accompanying table
summarizes written premiums, underwriting results and      (GRAPHIC IMAGE
combined ratios for each of our underwriting operations      NO.3-SEE
for the last three years. Following the table is a          APPENDIX)
discussion of 1993 results for each operation and a look ahead to 1994.


                           % of 1993         Year Ended December 31
($ in millions)     Written Premiums      1993        1992         1991
                    ----------------      ----        ----         ----
SPECIALIZED COMMERCIAL
Written premiums              31%       $1,000      $1,058       $1,138
Underwriting result                     $  (89)     $ (171)      $  (41)
Combined ratio                           109.3       116.2        103.6

MEDICAL SERVICES
Written premiums              22%       $  710      $  712       $  717
Underwriting result                     $  133      $  152       $  149
Combined ratio                            80.0        78.6         77.1

BUSINESS INSURANCE
Written premiums              15%       $  478      $  623       $  730
Underwriting result                     $  (71)     $ (142)      $ (120)
Combined ratio                           115.0       122.2        115.9

REINSURANCE
Written premiums              14%       $  431      $  343       $  364
Underwriting result                     $  (45)     $ (314)      $ (126)
Combined ratio                           109.9       187.1        133.7

PERSONAL INSURANCE
Written premiums              12%       $  388      $  226       $  204
Underwriting result                     $  (16)     $  (44)      $  (13)
Combined ratio                           103.4       118.9        106.4

INTERNATIONAL
Written premiums               6%       $  172      $  180       $   81
Underwriting result                     $  (62)     $  (48)      $  (13)
Combined ratio                           135.9       132.1        117.4

TOTAL
Written premiums             100%       $3,179      $3,142       $3,234
Underwriting result                     $ (150)     $ (567)      $ (164)
Combined ratio:
  Loss and loss expense ratio             72.5        85.6         75.2
  Underwriting expense ratio              32.0        32.2         29.4
                                         -----       -----        -----
  Combined ratio                         104.5       117.8        104.6
                                         =====       =====        =====
Combined ratio including
   policyholders' dividends              104.7       118.2        105.0
                                         =====       =====        =====

Figures are on a GAAP basis, except for statutory combined ratios, which are not derived from the GAAP financial statements.

Specialized Commercial


Specialized Commercial is composed of Industry
Underwriting, Specialty Underwriting, St. Paul Surety,
Financial Services and Pools. Industry Underwriting underwrites property-liability insurance, including workers' compensation, for selected industry groups, which include construction companies, technology companies and public sector entities. Specialty
Underwriting includes National Accounts, Professional
Liability, Surplus Lines and Ocean Marine. National
Accounts underwrites large commercial risks for a broad spectrum of large businesses. Professional Liability provides errors and omissions coverage for certain professionals, such as lawyers and real estate agents, and also underwrites directors and officers liability insurance. Surplus Lines underwrites coverages for unique and hard-to-place risks typically placed in the excess and surplus lines marketplace. Ocean Marine provides a variety of property-liability coverages related to ocean and inland waterways. St. Paul Surety underwrites surety bonds (primarily for construction contractors), which guarantee that third parties will be indemnified against the nonperformance of contractual obligations. Financial Services provides coverages for depository institutions. These policies include fidelity, which covers employers against dishonest acts of employees; directors and officers liability; and all property-liability coverages for this industry.



Written Premiums - Specialized Commercial written
premiums of $1 billion were down 5% in 1993, following
a 7% reduction in 1992. These declines were expected
and were concentrated in Industry Underwriting. We were
experiencing unacceptably high levels of underwriting
losses, including heavy losses on workers' compensation
business, and we initiated corrective actions to reduce     (GRAPHIC IMAGE
our exposure to these losses. We increased our emphasis       NO.4-SEE
on deductible policies for large accounts so the              APPENDIX)
policyholder retains more risk of loss. We also sharply curtailed the amount of guaranteed-cost policies we underwrite and instead focused on loss-sensitive policies (in which premiums are based on claim experience). The premium decline in 1992 was further impacted by the economic recession, which reduced demand for certain insurance products.



Underwriting Result - The 1993 underwriting loss in
Specialized Commercial declined by $82 million from the 1992 loss, primarily resulting from a significant turnaround in Industry Underwriting results. The improvement was driven by a reduction in workers' compensation exposures and losses. In addition, the Construction sector of Industry Underwriting experienced favorable development on losses recorded in prior years.
Specialty Underwriting, Financial Services and St. Paul
Surety also posted improved results in 1993. In 1992, Specialized Commercial's underwriting loss of $171 million was over four times the 1991 loss as a result of increased current year losses and increased operating expenses. Catastrophe losses were not a significant factor in the 1992 loss, although they totaled $16 million, compared with only $3 million in 1991.



Medical Services


Medical Services markets and underwrites professional liability insurance and various other types of property-liability insurance for physicians and surgeons, hospitals, nurses, dentists, nursing homes and other health care providers. Medical Services operates through four major market sectors - Physicians and Surgeons, Health Care Facilities, Major Accounts and
Other Professionals.



Written Premiums - Medical Services recorded written
premiums of $710 million in 1993, level with premium
volume in both 1992 and 1991. However, the Major
Accounts sector, which serves large health care            (GRAPHIC IMAGE
delivery systems, showed a 23% increase in premiums          NO.5-SEE
over 1992. We believe our value-added services give us       APPENDIX)
a competitive advantage in this sector. Premium volume in the Physicians and Surgeons sector declined 3% from 1992, and Other Professionals volume was down 19% from 1992. In 1992, an increase over 1991 in Physicians and Surgeons volume was offset by slight declines in the other three sectors.



Underwriting Result - Medical Services continues to be a major success for us. The underwriting profit of $133 million in 1993, although down slightly from 1992's profit of $152 million, represented the fifth consecutive annual underwriting profit for Medical
Services. In 1991, the profit was $149 million. In all three years, we experienced savings on provisions for losses made in prior years in all market sectors. Loss experience has been better than what was envisioned when reserves were originally established.



Business Insurance


Business Insurance underwrites general commercial property-liability coverages, commercial package insurance and various coverages designed specifically for small- to medium-sized commercial businesses, including manufacturers, wholesalers and retailers.
This operation serves a broad class of middle market businesses, as well as specific customer groups.

Written Premiums - Premium volume in Business Insurance of $478 million declined 23% in 1993. Much like the reduction in Specialized Commercial premiums discussed earlier, we expected a decline of this magnitude because of our conscious efforts to reduce the volume of business for which our loss experience had been unacceptable. In 1993, we sharply reduced the amount of workers' compensation business written, and we intensified our efforts to ensure that business in this market sector was adequately priced. In 1992, premium volume was not directly comparable to 1991 totals due to a realignment in our operations. Totals for 1991 include premiums from our Canadian operations, which in 1992 were reported in our International operation, and premiums relating to Financial Services, which in 1992 were reported in Specialized Commercial. We continue to operate in a very competitive pricing environment in this segment of the domestic insurance market, a situation which has contributed to the lack of premium growth for several years.



Underwriting Result - The underwriting loss of $71 million for this operation was half the 1992 loss of $142 million. A decline in catastrophe losses from $34 million in 1992 to $14 million in 1993 contributed to this result; however, the significant reduction in the volume of business in this operation was the dominant factor in the reduced underwriting loss. In 1992, catastrophe losses accounted for the majority of the deterioration from 1991. Workers' compensation losses were a significant factor in underwriting losses for both 1992 and 1991.



Reinsurance


A reinsurance agreement transfers risk between insurance companies. Our Reinsurance business operates under the name St. Paul Re, which is based in New York with an office in London. St. Paul Re underwrites treaty and facultative reinsurance in both the domestic and international marketplaces. Treaty reinsurance covers whole classes or lines of business, while facultative reinsurance covers specific risks.



Written Premiums - Written premiums of $431 million in
1993 increased 26% over 1992, primarily due to price increases implemented for most of our property reinsurance products (led by catastrophe reinsurance).
Reinsurance was one of the few operations in which market conditions were amenable to price increases in 1993. In 1992, premium volume declined 6% from 1991 due to our efforts to restrain growth in certain types of coverages.

Underwriting Result - The underwriting loss of $45 million in 1993 was the best result posted by Reinsurance in five years and represented a significant improvement over the loss of $314 million in 1992.
Obviously, 1993 was a much calmer year in terms of natural disasters than 1992, when we experienced the most expensive storm in U.S. history - Hurricane Andrew
- - and a host of other weather-related disasters.
Reinsurance catastrophe losses of $25 million in 1993 were nearly $200 million less than the record losses of $221 million incurred in 1992. In addition to price increases on catastrophe coverages, we have increased the deductibles that insurance companies pay before our catastrophe coverage is triggered, and we have put limits on the total amount we'll pay for a single catastrophe. We continue to shift our book of business from "pro rata" coverages to "excess of loss" coverages in which we have more control over pricing. In 1992, underwriting results deteriorated from the 1991 loss of $126 million due to the unprecedented catastrophe losses incurred.



Personal Insurance


Personal Insurance includes all personal property-
liability insurance coverages for homes, automobiles,
boats and other personal property. On Aug. 31, 1993, we
acquired Economy, a personal insurance underwriter         (GRAPHIC IMAGE
based in Illinois. The St. Paul's focus has been on          NO.6-SEE
PAK II, a package policy which combines auto and             APPENDIX)
homeowners insurance, along with other personal coverages, into one policy. Economy primarily markets monoline policies, which offer coverage for specific personal insurance needs, such as home or auto.



Written Premiums - Personal Insurance premiums of $388 million increased by nearly 72% in 1993, primarily due to the addition of Economy, which recorded $127 million in written premiums from the date of acquisition to the end of the year. We also experienced a 25% increase in PAK II volume in 1993, reflecting the continued aggressive marketing efforts for this product. Since the end of 1991, the total number of PAK II policies in force has increased by 63%, totaling 107,000 at the end of 1993. In 1992, the 11% growth in premium volume over 1991 resulted from a strong increase in PAK II volume.



Underwriting Result - Underwriting results rebounded markedly in 1993, aided by a decline in catastrophe losses and Economy's strong performance. The underwriting loss of $16 million was one-third of the $44 million loss in 1992, which was driven by catastrophe losses from Hurricane Andrew. Economy posted an underwriting profit of $9 million since its acquisition. In 1992, underwriting results deteriorated by over $30 million from 1991 due to catastrophe losses and increased underwriting expenses associated with exiting states where we chose not to do business.
Excluding the impact of catastrophes in both years, PAK
II loss experience in 1992 was slightly improved over 1991.

International


International includes direct insurance written in foreign countries, primarily the United Kingdom and Canada, and multinational accounts. We formed
International in 1992; this business was previously reported in various underwriting operations of the company.



Written Premiums - Premium volume of $172 million in
1993 was down 5% from 1992, primarily due to reduced personal insurance business in the United Kingdom.
However, commercial insurance volume in the United
Kingdom increased by $29 million over 1992. Total premiums generated in Canada also increased in 1993.
Premium volume in 1992 was not directly comparable to 1991 because we did not restate prior year totals to include our Canadian operations, which accounted for $39 million in premiums in 1992. We also experienced strong growth in the United Kingdom in 1992.



Underwriting Result - The underwriting loss
deteriorated to $62 million in 1993, compared with a
loss of $48 million in 1992. An increase in losses
incurred on commercial business written in Canada and       (GRAPHIC IMAGE
the United Kingdom accounted for the higher loss in           NO.7-SEE
1993. The 1992 loss was $35 million worse than the            APPENDIX)
comparable 1991 loss, primarily due to increased losses in commercial and personal insurance in the United
Kingdom.



1994 Outlook- Our Restructured Underwriting Operations


We changed the organizational structure of our U.S.
Insurance Underwriting operations, effective January
1994. Our goal is to create a more efficient and customer-focused organization. We have formed three separate underwriting operations, each having a distinct identity and each focused on particular insurance market sectors. Reinsurance and International will remain as separate operations and are not impacted by this restructuring. The following is a discussion of our 1994 outlook for each of the three new operations, as well as for Reinsurance and International.


St. Paul Specialty - This new operation is composed of Medical Services, National Accounts, Surety,
Construction, Custom Markets (which includes
Technology, Financial Services, Professional Liability,
Surplus Lines, Ocean Marine and Public Sector) and
Pools. This operation will focus on the specialized needs of a variety of customers. In Medical Services, we will continue to focus on new business development in Major Accounts in 1994, where we experienced strong growth in 1993. We will continue to strive for profitable growth in all market sectors served by St.
Paul Specialty as economic conditions improve.

St. Paul Personal & Business Insurance - This operation markets package and monoline personal insurance products (including Economy's) and also serves small commercial accounts (generally those which generate less than $10,000 in annual premiums). In 1994, our focus will be on integrating Economy into our existing operations and continuing our aggressive efforts to reduce the costs associated with underwriting business in this market. We do not expect the level of competition to abate in 1994; consequently, achieving significant gains in market share will be difficult. We do, however, expect to realize cost savings as a result of our efforts to improve efficiency and productivity.



St. Paul Commercial - This operation primarily consists of our former Business Insurance operation and will focus on midsize commercial customers, which generate between $10,000 and $1 million in annual premiums. To enable this operation to be more responsive to the unique needs of customers in particular geographic areas, we have established 12 regional offices, each headed by a regional president authorized to handle transactions from start to finish. We believe the regionalization of this operation will allow us to be more responsive to the specific issues that affect potential profitability in each region of the country.
Our challenge in 1994 will be completing the restructuring while maintaining the underwriting and pricing discipline instituted in our Business Insurance operations in 1993.



Reinsurance - Our challenge in 1994 will be to sustain the improvements we achieved in 1993 in this operation.
We believe our financial strength will allow us to take advantage of opportunities out of the reach of some of our competitors. We expect that premiums will increase in 1994 due to continued price increases.



International - We intend to gradually increase our International premium volume in 1994 and beyond by employing the same approach we have successfully used domestically - identifying "niche" markets and developing superior products to meet customers' needs.



Reserves for Losses and Loss Adjustment Expenses


Loss reserves comprise the largest liability on our balance sheet. We establish reserves that reflect our estimates of the total losses and loss adjustment expenses we will ultimately have to pay under insurance and reinsurance policies. These claims include those that have been reported but not settled, as well as claims that have been incurred but not yet reported to us. The length of time that reserves are carried on our balance sheet is a function of the pay-out patterns for the types of coverages involved. For example, reserves for medical malpractice claims, which are frequently settled many years after the claim is reported, generally remain on our balance sheet longer than reserves for property claims, which are usually settled shortly after the claim is reported.

 We establish loss reserves on an undiscounted basis after deductions for deductibles and estimates of salvage and subrogation, which combined totaled $611 million and $580 million at the end of 1993 and 1992, respectively. Our loss reserve estimates reflect such variables as past loss experience, social trends in damage awards, changes in judicial interpretation of legal liability and policy coverages and inflation. We take into account not only monetary increases in the cost of what we insure, but also changes in societal factors that influence jury verdicts and case law and, in turn, claim costs.

 Subjective judgments are an integral component of our loss reserving process, due to the nature of the variables involved. We continually review our reserves, using a variety of statistical and actuarial techniques to analyze current claim costs, frequency and severity data, and economic, social and legal factors. The degree of judgment involved in estimating insurance reserves is underscored by the fact that 47% of our reserves at the end of 1993 pertained to our estimate of losses that had been incurred but not reported to us. We adjust reserves established in prior years as loss experience develops and new information becomes available. Adjustments to previously estimated reserves are reflected in our financial results in the periods in which they are made.


Reconciliation of Liability for Losses and Loss
Adjustment Expenses (LAE) - The accompanying table presents a reconciliation of beginning and ending loss reserves for the last three years. We have reclassified incurred and paid losses in 1992 and 1991 to conform to the 1993 presentation, which includes the results of our U.K.-based underwriting operation, St. Paul UK, in the current year and prior year information.


                                            Year Ended December 31
(In millions)                            1993        1992          1991
                                         ----        ----          ----
Loss and LAE reserves at
  beginning of year, as reported       $8,813      $8,246        $7,777
Less reinsurance recoverables on
   unpaid losses at beginning of year  (1,606)     (1,558)       (1,498)
                                        -----       -----         -----
  Net loss and LAE reserves
      at beginning of year              7,207       6,688         6,279
Economy reserves at acquisition           280           -             -
Provision for losses and LAE
   for claims incurred:
  Current year                          2,527       2,941         2,608
  Prior years                            (223)       (251)         (242)
                                        -----       -----         -----
    Total incurred                      2,304       2,690         2,366
                                        -----       -----         -----
Losses and LAE payments
   for claims incurred:
  Current year                           (580)       (708)         (503)
  Prior years                          (1,547)     (1,452)       (1,451)
                                        -----       -----         -----
    Total paid                         (2,127)     (2,160)       (1,954)
Unrealized foreign exchange gain          (24)        (11)           (3)
                                        -----       -----         -----
    Net loss and LAE reserves
         at end of year                 7,640       7,207         6,688
Plus reinsurance recoverables on
   unpaid losses at end of year         1,545       1,606         1,558
                                        -----       -----         -----
    Loss and LAE reserves at
          end of year, as reported     $9,185      $8,813        $8,246
                                        =====       =====         =====

 We recorded a $223 million reduction in prior year loss reserves in 1993, compared with similar reductions of $251 million and $242 million in 1992 and 1991, respectively. Favorable loss development in all Medical
Services sectors and in Specialized Commercial drove the 1993 reduction, while the 1992 and 1991 reductions resulted from favorable loss development in Medical
Services. Claims on Medical Services coverages are typically settled several years after they are originally reported. Improvement in claim experience, as well as changes in economic, social and legal trends since the loss reserves were originally established, caused us to reduce our estimate of the ultimate cost of losses incurred. The decline in current year losses incurred resulted from the marked decline in catastrophe losses and improvement in noncatastrophe loss experience.

 Paid losses and loss adjustment expenses on current year claims decreased by 18% in 1993 due to the decline in catastrophe losses incurred. Because the majority of our business involves liability coverages, which typically experience longer pay-out patterns than property coverages, the majority of our paid losses in each year were on claims incurred in prior years.


Investments


Achieving appreciable growth in our investment income
continued to be a major challenge in the lower interest
rate environment which prevailed throughout 1993. Our
underwriting segment's pretax investment income of $646
million was essentially level with 1992 income of $642     (GRAPHIC IMAGE
million. Investment income in 1992 increased less than       NO.8-SEE
1% over 1991. We have experienced essentially no growth      APPENDIX)
in investment returns over the last few years due to the lower yields available on new investments relative to the average yield on investments maturing during that period. For the three-year period ending Dec. 31, 1993, fixed-maturity investments of $2.8 billion with an average yield of 10.3% matured or were redeemed, while the average yield on new investments purchased in those three years was 6.8%, including an average yield of only 6.4% in 1993. The fact that we purchased approximately $1.7 billion of tax-exempt securities in those years, which have lower yields than taxable securities, also contributed to the lack of growth in pretax investment income. In 1993, despite the fact that our investment purchases were almost exclusively taxable securities, our fixed-maturity portfolio's weighted average pretax yield fell to 7.4%, compared with 8.0% and 8.4% in 1992 and 1991, respectively.

 After subtracting the $760 million increase in the carrying value of our fixed-maturity portfolio in 1993
(which resulted from our new practice of recording these securities at estimated market value), our total underwriting investment portfolio increased to $10.1 billion at the end of 1993, an increase of 9% over 1992. Invested assets in 1992 increased 7% over year-end 1991. The primary sources of funds to build our investment portfolio are underwriting cash flows, which consist of the excess of premiums collected over losses and expenses paid, and investment cash flows, which consist of income on existing investments and proceeds from sales and maturities of investments. Our investment portfolio continued to grow at a strong pace in 1993 due to positive underwriting cash flows.

 The quality of our investment portfolio remains very high. Our investment strategy mirrors our corporate philosophy - maximizing shareholder return while maintaining financial integrity. In spite of a sustained period of declining returns from fixed-maturity securities, we have not compromised the quality of our investment portfolio by increasing our holdings of other investment vehicles that have potential for higher short-term returns but also carry more long-term risk. At the end of 1993, our fixed-maturities portfolio comprised 85% of the underwriting segment's total investments, and 95% of that portfolio was rated at investment grade levels (BBB or better).
The remainder of the portfolio consisted of nonrated securities, most of which would be considered investment grade quality if rated.

 The carrying value of our equity-security portfolio at the end of the year was $516 million, which included
$62 million of unrealized appreciation. Equities account for 5% of total investments. We recorded dividend income of $12 million and realized gains of $43 million from this portfolio in 1993.

 The remainder of our invested assets consist of real estate, venture capital, short-term investments and other miscellaneous investments, which in the aggregate comprised 10% of the portfolio at the end of 1993.
These investments have potential for higher returns but also carry more risk, including less liquidity and greater uncertainty of rate of return. Our venture capital carrying value included $73 million of unrealized appreciation at Dec. 31, 1993. We recorded
$24 million of realized gains from sales of venture capital investments in 1993. Our real estate holdings consist of direct and joint venture investments - we do not have a portfolio of real estate mortgage loans.



1994 Outlook - Investment-grade, intermediate-term
fixed-maturity securities will continue to constitute
the majority of our investment purchases in 1994. As
was the case in 1993, we expect that most of these       (GRAPHIC IMAGE
purchases will be taxable securities in consideration      NO.9-SEE
of our consolidated tax position. We expect the low        APPENDIX)
interest rate environment to continue throughout 1994.
However, barring unusually severe losses which would restrict cash flow, we expect slightly higher investment income. We will also pursue attractive investment opportunities in our other asset classes.

INSURANCE BROKERAGE FOCUSES ON SPECIALTY MARKETS


The insurance brokerage segment includes the combined
results of all our brokerage companies, which are
managed by the Minet Group in London. Minet's operating
results in recent years have been negatively impacted
by the combined effect of a stagnant worldwide economy
and excess capacity in primary insurance markets, which
has dampened demand for its brokerage services.
However, Minet's pretax loss of $13 million in 1993 was
a significant improvement over the 1992 pretax loss of
$433 million. The 1992 loss included a $365 million
write-down in the value of goodwill and a provision of
$39 million for reorganization costs and other
nonrecurring charges. The impact of these one-time
charges in 1992 and goodwill amortization for both          (GRAPHIC IMAGE
years must be subtracted from the pretax losses to            NO.10-SEE
provide a more meaningful comparison of Minet's               APPENDIX)
operational performance. On this comparative basis, Minet's 1993 pretax loss was $4 million, compared with a loss of $8 million in 1992. Operating expenses declined 4% from 1992, primarily resulting from aggressive expense control efforts. In 1991, Minet posted pretax earnings of $9 million.

 The Minet companies are engaged in retail, wholesale and reinsurance broking on a worldwide basis. Retail brokers act on behalf of organizations such as corporations and partnerships by providing risk management advisory services and procuring insurance coverages. Wholesale brokers act on behalf of retail brokers by procuring specialty insurance coverages.
Reinsurance brokers act as intermediaries to service the reinsurance needs of insurers. Minet is a broker of specialized coverages in several markets, such as professional indemnity, construction, financial institutions and energy. The purpose of the 1992 reorganization of Minet's operating structure was to enable Minet to be profitable despite unfavorable external factors. Minet no longer strives to be an "all-purpose" broker, but rather focuses on the specialty markets in which it has experienced success in the past. We believe that the improvement in operating results in 1993, although relatively modest, is an indication that Minet's new focus can be successful in a difficult market environment.

 Total insurance brokerage revenues were $321 million in 1993, a slight decline from 1992 revenues of $328 million. Fees and commissions grew modestly in 1993.
However, investment income decreased by $8 million in 1993, due primarily to a general decline in international interest rates and a reduction in funds available for investment. In 1992, brokerage fees and commissions were near 1991 levels.

 Minet's reinsurance broking operation posted increased earnings in 1993, driven by an increase in brokerage fees and commissions. The severe worldwide catastrophe losses experienced in 1992 resulted in a tightening of capacity in the catastrophe reinsurance market, which in turn increased the demand for Minet's brokerage services. Minet also acquired a reinsurance brokerage company in 1993, which contributed to the growth in revenues. Minet's retail brokerage revenues declined from 1992; however, results improved due to a sharp decrease in operating expenses. Wholesale brokerage improved slightly over 1992 due to an increase in revenues. In 1992, Minet's reinsurance brokerage results improved over 1991, but both retail and wholesale results were adversely impacted by excess capacity in primary insurance markets.

 The goodwill write-down in 1992 occurred after we analyzed our estimates of Minet's discounted future earnings and concluded that our carrying value was significantly higher than its estimated value. The write-down was a noncash charge with no related tax benefit.


1994 Outlook - We believe that Minet is poised to achieve further improvement in 1994. Newly streamlined after the complete reorganization of its operations, Minet is positioned to take advantage of emerging trends in the marketplace. We are seeking to expand
Minet's specialty operations through the acquisition of existing brokerage companies and the recruitment of new brokers to augment its current operations. Efforts to contain expenses will continue.

INVESTMENT BANKING-ASSET MANAGEMENT POSTS RECORD
 EARNINGS


Our investment banking-asset management segment consists of The John Nuveen Company. Nuveen achieved record pretax income of $112 million in 1993, of which we recorded $83 million after deducting the minority shareholders' interest of $29 million. Nuveen's pretax earnings in 1992 were $98 million (our share was $82 million), and 1991 earnings were $77 million.
Management fees earned from providing investment advisory services on assets under management drove earnings in all three years. We sold a minority interest in Nuveen through an initial public offering in 1992, after which we retained 74% ownership.
Consequently, our consolidated results reflect 100% of Nuveen's earnings up to the date of sale in 1992 and 74% of earnings thereafter. We realized a pretax gain of $98 million and proceeds of $137 million on the minority interest sale in 1992.

 Nuveen markets tax-exempt open-end and closed-end
(exchange-traded) managed fund shares and provides
investment advice to and administers the business           (GRAPHIC IMAGE
affairs of its family of managed funds. Nuveen also           NO.11-SEE
underwrites and trades municipal bonds and tax-exempt         APPENDIX)
unit investment trusts (UITs), and provides pricing and surveillance services to its UITs.

 Revenues increased by 11% in 1993, driven by a 27% increase in investment advisory fees earned. In 1992, these fees grew by 47% over 1991. These large increases resulted from the significant growth in assets under management.

 Total assets under Nuveen's management were $32.7 billion at the end of 1993, a 20% increase over the comparable 1992 total of $27.3 billion and over $10 billion higher than year-end 1991. The growth in these managed assets is largely the result of sponsoring new tax-free fund products. The increase in managed assets also reflects increased sales over redemptions of existing tax-free open-end fund products, reinvestment of fund dividends and interest distributions of Nuveen-sponsored UITs, and increases in the value of the underlying municipal bond investments of the funds.

 In 1993, Nuveen sold $4.0 billion of tax-exempt, exchange-traded funds, down slightly from 1992 sales of $4.2 billion. Total sales in 1991 were $7.3 billion.
The decline reflected increased competition in the leveraged closed-end fund market. Sales of UITs in 1993 declined for the second year in a row due to the low interest rate environment and increased competition for investor attention from equity markets. UIT sales were $1.4 billion in 1993, compared with $1.9 billion and $2.3 billion in 1992 and 1991, respectively.

 Nuveen's sales of municipal securities increased by 12% to just under $2.6 billion in 1993, reflecting an increase in municipal bond new issue and refunding activity. During 1993, Nuveen was senior manager or co-manager in 128 municipal underwritings totaling $7.8 billion, compared with 127 municipal underwritings totaling $4.7 billion in 1992.


Environmental Claims


Our underwriting operations continue to receive claims under policies written many years ago alleging injuries from hazardous waste substances or alleging covered property damages for the cost to clean up hazardous waste sites. Significant legal issues, primarily pertaining to issues of coverage, exist with regard to the alleged liability of our underwriting operations for these claims. In our opinion, court decisions in certain jurisdictions have tended to expand insurance coverage beyond the intent of the original policies.

 Our ultimate liability for pollution claims is extremely difficult to estimate. Insured parties have submitted claims for losses not covered in the insurance policy, and the ultimate resolution of these claims may be subject to lengthy litigation, during which time it is difficult to estimate our potential liability. In addition, variables, such as the length of time necessary to clean up a polluted site, and controversies surrounding the identity of the responsible party and the degree of remediation deemed necessary, make it difficult to estimate the total cost of a pollution claim. We maintain a claim staff that continually evaluates our exposure to pollution liability losses. At the end of 1993, our total reserves for pollution-related losses were approximately $75 million.

 Despite these difficulties in estimating potential liability, we believe that our reserves for such losses are adequate. Many significant pollution claims currently being brought against insurance companies arise out of contamination that occurred 20 to 30 years ago, a time frame during which our underwriting operations' commercial book of business was largely composed of small- to medium-sized businesses without significant exposure to pollution liability. In addition, we believe our current mix of commercial business carries a relatively low risk of significant pollution liability. Finally, our Commercial General
Liability policy form has, since 1970, included a specific pollution coverage exclusion, and, since 1986, an absolute pollution exclusion.

 Legal developments may cause us to make additional adjustments to the reserves for these claims in the future, but, in our judgment, such adjustments should not have a material adverse impact on our financial position.


Capital Resources and Liquidity


Capital Resources

Capital resources consist of our common shareholders'
equity and debt outstanding, representing those funds       (GRAPHIC IMAGE
deployed or available to be deployed to support our           NO.12-SEE
business operations. The following table summarizes our       APPENDIX)
capitalization for the last three years:

                                                 December 31
(In millions)                            1993        1992         1991
                                        -----       -----        -----
Common shareholders' equity            $3,005      $2,202       $2,533
Debt                                      640         567          487
                                        -----       -----        -----
  Total capitalization                 $3,645      $2,769       $3,020
                                        =====       =====        =====
Ratio of debt to total capitalization      18%         20%          16%
                                        =====       =====        =====


 Our strong earnings for the year contributed to the increase in capital funds in 1993, but approximately
$500 million of the increase was due to the unrealized appreciation (net of taxes) recorded on our fixed-maturity portfolio. This new practice pushed our common shareholders' equity past the $3 billion mark for the first time in company history. At the end of 1992, total capital resources had declined from 1991 due to severe operating losses and a significant repurchase of common stock outstanding during the year.

 Total debt outstanding at Dec. 31, 1993, grew primarily due to increased short-term borrowings by Nuveen. We issued $77 million of medium-term notes in 1993 at interest rates ranging from 5.9% to 6.7%. Our commercial paper outstanding fell to just over $200 million, a decline of almost $30 million during the year. We also repaid the remaining $25 million of St.
Paul loan notes that we issued in 1988. In 1992, debt outstanding increased $80 million over year-end 1991, primarily due to the issuance of medium-term notes during the year. Total debt did not materially change in 1991.

 We may issue additional medium-term notes in 1994 to take advantage of the relatively low interest rate environment currently prevailing. At year-end, we had the capacity to issue an additional $288 million of debt under a $300 million shelf registration with the Securities and Exchange Commission.

 In 1993, our major capital transaction consisted of the purchase of Economy from Kemper Corporation. Our total investment in Economy is approximately $395 million, of which we paid $295 million in cash. The remainder of the purchase price consisted of a $100 million contribution of securities to the capital of Economy. This acquisition was financed with internal funds.

 We repurchased and retired 793,000 shares of our
common stock in 1992 for a total cost of $58 million.
We also completed construction of Minet's office          (GRAPHIC IMAGE
building in London and renovation of our existing           NO.13-SEE
headquarters building in Saint Paul, Minn. The total        APPENDIX)
cost of these projects in 1992 was $43 million, which was funded internally.

 In 1991, our major capital transactions consisted of funding the completion of a new headquarters building and renovation of our existing building, both in Saint
Paul, and we continued construction of Minet's building in London. The total cost of these projects in 1991 was $64 million, which was funded internally.

 In February 1994, we announced that we may repurchase up to one million of our outstanding common shares from time to time in 1994 depending on market conditions to meet the needs of our stock-based employee compensation programs. The cost of any such repurchase will be funded internally. We anticipate no additional major capital expenditures during 1994.


Liquidity


We define liquidity as our ability to generate sufficient cash flows to meet the short- and long-term cash requirements of our business operations. Our short-term cash needs primarily consist of funding insurance loss and loss adjustment expense payments and day-to-day operating expenses. These needs are met through cash receipts from our operations, primarily composed of insurance premiums collected, investment income, insurance brokerage fees and commissions and investment banking-asset management revenues. Our net positive cash flow from operations is used to fund our commitments and to build the investment portfolio, thereby increasing future investment income.

 Because of the nature of our business operations, in which premiums are collected and invested before related losses are paid, we believe our liquidity requirements beyond 1994 will be adequately funded by operational cash flows. However, our financial strength and relatively conservative level of debt currently outstanding provide us with the flexibility and capacity to obtain funds externally through debt or equity financings.

 We generated net operational cash flows of $733 million in 1993, compared with $587 million in 1992 and $719 million in 1991. Operating cash flows in our underwriting segment in 1993 increased strongly over 1992 as a result of a decline in paid losses pertaining to catastrophes and reinsurance recoveries on catastrophe losses incurred in 1992. Insurance brokerage cash flows were level with 1992.

 In 1992, cash flows from operations declined from 1991 primarily due to an 11% increase in insurance losses paid, a large portion of which was related to catastrophes. Insurance brokerage cash flows also declined in 1992 as a result of operating losses. The goodwill write-down in 1992 was a noncash charge and had no cash flow impact. Operational cash flows in each of the last three years have been more than adequate to meet the liquidity requirements for our business operations.

 Our investment portfolio is also a source of liquidity should the need arise, in the form of readily marketable fixed maturities, common stocks and short-term investments.


New Accounting Standard


The Financial Accounting Standards Board issued SFAS
No. 112, "Employers Accounting for Postemployment
Benefits," to be implemented no later than 1994. This statement establishes standards for employers who provide benefits to former or inactive employees after employment but before retirement (postemployment benefits). Employers are required to recognize the obligation to provide postemployment benefits if certain conditions are met. Our current practice is to record workers' compensation benefits on the accrual basis and record all other postemployment benefits on the cash basis. We do not expect the implementation of this statement to materially affect the results of our operations.

APPENDIX TO ITEM 7-NARRATIVE DESCRIPTION OF GRAPHIC IMAGES
                   CONTAINED IN PAPER FORMAT VERSION OF MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                   AND RESULTS OF OPERATIONS.
                   -------------------------------------------------

GRAPHIC IMAGE NO. 1-Bar graph depicting Operating Earnings (Loss) per
                    Common Share for the years 1989 through 1993.

1989:  $6.91
1990:  $8.19
1991:  $8.47
1992: ($8.08)
1993:  $8.55

CAPTION: "The St. Paul generated record operating earnings in 1993 after a record loss in 1992.
          Corrective underwriting actions and a decline in catastrophe losses drove the improvement in 1993."

GRAPHIC IMAGE NO. 2-Bar graph depicting Return on Equity for the years
                    1989 through 1993.

1989: 16.8%
1990: 16.1%
1991: 17.0%
1992:  --
1993: 17.2%

CAPTION: "This ratio is calculated by dividing operating earnings (less preferred dividends) by common shareholders' equity at the beginning of the year."

GRAPHIC IMAGE NO. 3-Illustration of continental United States with the following caption: "The St. Paul's U.S. Insurance Underwriting operations were restructured effective Jan. 1, 1994.
                    Three operations-St. Paul Specialty, St. Paul Commercial and St. Paul Personal and Business Insurance-were formed from Specialized Commercial (Industry Underwriting, Specialty Underwriting, Surety, Financial Services),
                    Medical Services, Business Insurance and Personal
                    Insurance."

GRAPHIC IMAGE NO. 4-Illustration of construction girders with following caption: "St. Paul Surety is the largest surety under-writer in the United States."

GRAPHIC IMAGE NO. 5-Illustration of medical equipment with the following caption: "The St. Paul's Medical Services operation is the nation's largest underwriter of medical liability insurance."

GRAPHIC IMAGE NO. 6-Illustration of single-family home with the following caption: "The acquisition of Economy Fire & Casualty Company in August 1993 helped boost Personal Insurance premiums to $388 million in 1993 from $226 million in 1992."

GRAPHIC IMAGE NO. 7-Illustration of various countries' flags with the following caption: "St. Paul International underwrites property-liability insurance in the United Kingdom, Spain and the Republic of Ireland. The St. Paul also underwrites business in Canada."

GRAPHIC IMAGE NO. 8-Bar graph depicting Underwriting Operations Invested
                    Assets for the years 1989 through 1993.
(In Billions)

1989:  $7.8
1990:  $8.1
1991:  $8.6
1992:  $9.2
1993: $10.9

CAPTION: "Our invested assets have grown at a compound rate of 9% over the last five years."

GRAPHIC IMAGE NO. 9-Graph depicting composition of Underwriting Operations
                    Investment Portfolio at the end of 1993.

Fixed Maturities       85%
Equities                5%
Real Estate             4%
Venture Capital         3%
Short-term and
 Other Investments      3%

CAPTION: "The obligation to pay claims when they come due drives the portfolio mix, which is heavily weighted toward high-quality bonds."

GRAPHIC IMAGE NO. 10-Illustration of painting, tanker and oil rig with the following caption: "Minet is a specialty broker and adviser, serving clients in construction, financial institutions, marine and energy, fine arts and jewelry, professional services and other businesses."

GRAPHIC IMAGE NO. 11-Bar graph depicting Pretax Earnings, The John Nuveen
                     Company, for the years 1989 through 1993.
(In Millions)

1989:  $38
1990:  $47
1991:  $77
1992:  $98
1993: $112

CAPTION: "The St. Paul's portion of Nuveen's record $112 million 1993 pretax earnings was $83 million. The St. Paul owns 74% of Nuveen after selling a minority interest in 1992."

GRAPHIC IMAGE NO. 12-Bar graph depicting Book Value per Common Share at the end of the years 1989 through 1993.

1989: $47.65
1990: $52.00
1991: $59.57
1992: $52.37
1993: $70.95

CAPTION: "Common Shareholders' equity reached a new high of $3 billion, or $70.95 per share at year-end."

GRAPHIC IMAGE NO. 13-Bar graph depicting Ratio of Debt to Total Capitalization at the end of the years 1989 through 1993.

1989: 11.1%
1990: 17.7%
1991: 16.1%
1992: 20.5%
1993: 17.6%

CAPTION: "We maintain a conservative level of debt as a percentage of our total capital. Growth in common shareholders' equity drove the decrease in 1993."

Item 6. SELECTED FINANCIAL DATA.
        -----------------------


Consolidated

For the year ended December 31
(Dollars in thousands)                             1993        1992         1991        1990         1989        1988
                                                   ----        ----         ----        ----         ----        ----
FROM CONTINUING OPERATIONS
Revenues                                     $4,460,172  $4,498,692   $4,351,700  $4,005,237   $3,788,648  $3,634,953
Operating earnings (loss)                       386,628    (333,791)     380,804     385,458      338,267     349,261
Income (loss) before cumulative effects
   and extraordinary credit                     427,609    (232,521)     405,062     391,270      398,158     352,615

INVESTMENT ACTIVITY
Net investment income                           661,106     666,374      675,604     669,989      662,211     592,032
Realized investment gains (losses),
   net of taxes                                  40,981      36,437       24,258       5,812       59,891       3,354
Change in unrealized appreciation
   of investments, net of taxes*                525,175     (23,815)      55,093     (67,558)      60,045      20,428

OTHER SELECTED FINANCIAL DATA
(As of December 31)
Total assets                                 17,149,196  15,392,054   14,744,717  13,907,293   12,734,411  11,997,989
Debt                                            639,729     566,717      486,779     473,829      293,802     417,140
Common shareholders' equity                   3,005,128   2,202,499    2,532,841   2,196,371    2,349,254   2,015,219
Common shares outstanding                    42,357,338  42,059,277   42,521,242  42,234,029   49,303,881  46,364,084

PER COMMON SHARE DATA
Operating earnings (loss)                          8.55       (8.08)        8.47        8.19         6.91        7.26
Income (loss) before cumulative effects
   and extraordinary credit                        9.47       (5.69)        9.01        8.31         8.12        7.32
Book value                                        70.95       52.37        59.57       52.00        47.65       43.47
Market price                                      89.88       77.00        72.88       62.75        59.13       43.50
Cash dividends declared                            2.80        2.72         2.60        2.40         2.20        2.00

OPERATING EARNINGS RETURN
   ON BEGINNING EQUITY                             17.2%          -         17.0%       16.1%        16.8%       20.4%

Underwriting

For the year ended December 31
(Dollars in thousands)                             1993        1992         1991        1990         1989        1988
                                                   ----        ----         ----        ----         ----        ----
Written premiums                             $3,178,545  $3,142,419   $3,233,729  $3,052,032   $2,807,223  $2,690,536
Statutory underwriting result                  (143,599)   (557,463)    (170,894)   (141,751)    (207,977)    (92,741)
GAAP underwriting result                       (150,255)   (566,886)    (163,782)   (120,730)    (196,378)    (90,209)
Net investment income                           646,396     642,301      640,856     629,242      614,119     548,766
Pretax operating earnings (loss)                457,752      20,781      451,184     457,161      364,352     420,339
Pretax income (loss)                            507,181      81,132      486,063     466,731      456,167     424,187
Statutory combined ratio:
 Loss and loss expense ratio                       72.5        85.6         75.2        73.2         75.7        73.6
 Underwriting expense ratio                        32.0        32.2         29.4        30.0         30.5        30.0
                                                   ----        ----         ----        ----         ----        ----
 Combined ratio                                   104.5       117.8        104.6       103.2        106.2       103.6

Combined ratio including
  policyholders' dividends                        104.7       118.2        105.0       104.2        106.6       104.0

* The change for 1993 includes the impact of adopting SFAS No. 115.



Consolidated

For the year ended December 31
(Dollars in thousands)                             1987        1986         1985        1984         1983
                                                   ----        ----         ----        ----         ----
FROM CONTINUING OPERATIONS
Revenues                                     $3,358,918  $3,190,754   $2,762,126  $2,366,528   $2,096,173
Operating earnings (loss)                       324,315     153,882       42,061    (196,794)     116,027
Income (loss) before cumulative effects
   and extraordinary credit                     318,826     159,585       90,899    (192,850)     125,551

INVESTMENT ACTIVITY
Net investment income                           534,767     458,710      381,280     327,608      284,154
Realized investment gains (losses),
   net of taxes                                  (5,489)      5,703       48,838       3,944        9,524
Change in unrealized appreciation
   of investments, net of taxes                 (19,959)    (13,396)       3,317     (32,744)     (17,831)

OTHER SELECTED FINANCIAL DATA
(As of December 31)
Total assets                                  9,712,307   8,669,598    7,861,877   6,176,745    5,807,111
Debt                                             96,576     344,299      750,876     126,932      128,660
Common shareholders' equity                   1,711,362   1,440,565    1,012,245     968,692    1,286,712
Common shares outstanding                    46,301,857  46,247,850   40,100,450  40,089,946   40,079,884

PER COMMON SHARE DATA
Operating earnings (loss)                          6.76        3.33         1.05       (4.91)        2.75
Income (loss) before cumulative effects
 and extraordinary credit                          6.64        3.45         2.27       (4.81)        2.98
Book value                                        36.96       31.15        25.24       24.16        32.10
Market price                                      46.00       40.25        39.94       26.81        30.25
Cash dividends declared                            1.76        1.50         1.50        1.50         1.40

OPERATING EARNINGS RETURN
   ON BEGINNING EQUITY                             22.5%       15.2%         4.3%          -          8.8%

Underwriting

For the year ended December 31
(Dollars in thousands)                             1987        1986         1985        1984         1983
                                                   ----        ----         ----        ----         ----
Written premiums                             $2,704,165  $2,556,425   $2,234,910  $1,894,355   $1,744,091
Statutory underwriting result                  (145,061)   (265,105)    (460,306)   (574,447)    (241,820)
GAAP underwriting result                       (127,066)   (275,184)    (408,755)   (572,542)    (231,138)
Net investment income                           498,251     431,594      366,687     313,395      273,386
Pretax operating earnings (loss)                358,493     142,532      (58,387)   (261,134)      34,827
Pretax income (loss)                            351,358     151,552       31,674    (254,332)      49,820
Statutory combined ratio:
 Loss and loss expense ratio                       76.2        82.0         91.3        99.4         81.3
 Underwriting expense ratio                        28.9        27.9         28.5        30.9         31.8
                                                   ----        ----         ----        ----         ----
 Combined ratio                                   105.1       109.9        119.8       130.3        113.1

Combined ratio including
  policyholders' dividends                        105.3       110.5        120.8       131.0        113.5


ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.
         -------------------------------------------

Management's Responsibility for Financial Statements

Scope of Responsibility - Management prepares the accompanying financial statements and related information and is responsible for their integrity and objectivity. The statements were prepared in conformity with generally accepted accounting principles. These financial statements include amounts that are based on management's estimates and judgments, particularly our reserves for losses and loss adjustment expenses. We believe that these statements present fairly the company's financial position and results of operations and that the other information contained in the annual report is consistent with the financial statements.


Internal Controls - We maintain and rely on a system of internal accounting controls designed to provide reasonable assurance that assets are safeguarded and transactions are properly authorized and recorded. We continually monitor these internal accounting controls, modifying and improving them as business conditions and operations change. Our internal audit department also independently reviews and evaluates these controls. We recognize the inherent limitations in all control systems and believe that our systems provide an appropriate balance between the costs and benefits desired. We believe our systems of internal accounting controls provide reasonable assurance that errors or irregularities that would be material to the financial statements are prevented or detected in the normal course of business.


Independent Auditors - Our independent auditors, KPMG
Peat Marwick, have audited the consolidated financial statements. Their audit was conducted in accordance with generally accepted auditing standards, which includes the consideration of our internal controls to the extent necessary to form an independent opinion on the consolidated financial statements prepared by management.


Audit Committee - The audit committee of the board of directors, composed solely of outside directors, oversees management's discharge of its financial reporting responsibilities. The committee meets periodically with management, our internal auditors and representatives of KPMG Peat Marwick to discuss auditing, financial reporting and internal control matters. Both internal audit and KPMG Peat Marwick have access to the audit committee without management's presence.


Code of Conduct - We recognize our responsibility for maintaining a strong ethical climate. This responsibility is addressed in the company's written code of conduct.

/s/ Douglas W. Leatherdale      /s/ Howard E. Dalton
- --------------------------      --------------------
Douglas W. Leatherdale         Howard E. Dalton
Chairman, President and        Senior Vice President
Chief Executive Officer        Chief Accounting Officer

Independent Auditors' Report


The Board of Directors and Shareholders
The St. Paul Companies, Inc.:


We have audited the accompanying consolidated balance sheets of The St. Paul Companies, Inc. and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of operations, common shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1993.
These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

 We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

 In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The St. Paul
Companies, Inc. and subsidiaries at December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1993, in conformity with generally accepted accounting principles.

As discussed in Notes 1 and 13 to the consolidated financial statements, the company adopted the provisions of the Financial Accounting Standards
Board's Statement of Financial Accounting Standards No.
115, "Accounting for Certain Investments in Debt and
Equity Securities," and No. 113, "Accounting and
Reporting for Reinsurance of Short-Duration and Long-
Duration Contracts," in 1993.

 Also, as discussed in Notes 5 and 7 to the consolidated financial statements, the company adopted the provisions of the Financial Accounting Standards
Board's Statement of Financial Accounting Standards No.
109, "Accounting for Income Taxes," and No. 106,
"Accounting for Postretirement Benefits Other Than
Pensions," in 1992.


/s/ KPMG Peat Marwick
- ---------------------
    KPMG Peat Marwick

Saint Paul, Minnesota
January 24, 1994

The St. Paul Companies
Consolidated Statements of Operations

                                                 Year Ended December 31
(In thousands)                                1993        1992         1991
                                            ------      ------       ------
REVENUES
Premiums earned                          $3,178,338 $3,143,246   $3,146,238
Net investment income                       661,106    666,374      675,604
Insurance brokerage fees and
   commissions                              283,680    280,836      284,702
Investment banking-asset
   management                               241,730    218,825      175,610
Realized investment gains                    58,254     57,451       38,008
Realized gain on sale of minority
   interest in Nuveen                             -     98,284            -
Other                                        37,064     33,676       31,538
                                        -----------------------------------
   Total revenues                         4,460,172  4,498,692    4,351,700
                                        -----------------------------------

EXPENSES
Insurance losses and loss
   adjustment expenses                    2,303,738  2,690,046    2,365,569
Policy acquisition expenses                 732,137    789,305      757,098
Operating and administrative                901,691    879,404      700,972
Write-down of goodwill                            -    365,000            -
                                        -----------------------------------
   Total expenses                         3,937,566  4,723,755    3,823,639
                                        -----------------------------------
   Income (loss) before
      income taxes                          522,606   (225,063)     528,061
Income tax expense (benefit):
 Federal current                            148,508    109,740      190,520
 Other                                      (53,511)  (102,282)     (67,521)
                                        -----------------------------------
   Total income tax expense                  94,997      7,458      122,999
                                        -----------------------------------
   Income (loss) before cumulative
      effects of accounting changes         427,609   (232,521)     405,062
Cumulative effects of accounting
   changes:
 Income taxes                                     -    126,047            -
 Postretirement benefits                          -    (49,564)           -
                                        -----------------------------------
   Net Income (Loss)                     $  427,609 $ (156,038)   $ 405,062
                                        ===================================

PRIMARY EARNINGS (LOSS)
   PER COMMON SHARE
Income (loss) before cumulative effects
   of accounting changes                 $     9.84 $    (5.69)   $    9.35
Cumulative effects of accounting
   changes:
 Income taxes                                     -       2.98            -
 Postretirement benefits                          -      (1.17)           -
                                        -----------------------------------
   Net Income (Loss)                     $     9.84 $    (3.88)   $    9.35
                                        ===================================


FULLY DILUTED EARNINGS (LOSS)
   PER COMMON SHARE
Income (loss) before cumulative effects
   of accounting changes                 $    9.47  $    (5.69)   $    9.01
Cumulative effects of accounting
   changes:
 Income taxes                                    -        2.98            -
 Postretirement benefits                         -       (1.17)           -
                                        -----------------------------------
   Net Income (Loss)                     $    9.47  $    (3.88)   $    9.01
                                        ===================================
See notes to consolidated financial statements.

The St. Paul Companies
Consolidated Balance Sheets
                                                       December 31
(In thousands)                                       1993         1992
                                                   ------       ------
ASSETS
Investments:
 Fixed maturities                             $ 9,147,964  $ 7,722,479
 Equities                                         548,682      493,797
 Real estate                                      488,691      435,079
 Venture capital                                  297,982      231,159
 Other investments                                 47,834       55,561
 Short-term investments                           725,261      638,685
                                               ----------   ----------
   Total investments                           11,256,414    9,576,760
Cash                                               25,420       26,648
Investment banking
   inventory securities                           305,804      226,332
Reinsurance recoverables:
 Unpaid losses                                  1,545,026    1,605,824
 Paid losses                                       94,437      146,046
Receivables:
 Underwriting premiums                          1,008,034    1,103,315
 Insurance brokerage
    activities                                    805,209      656,042
 Interest and dividends                           174,852      167,939
 Other                                            105,513       92,767
Deferred policy acquisition
   expenses                                       294,860      280,130
Ceded unearned premiums                           238,633      189,382
Deferred income taxes                             425,012      599,576
Office properties and
   equipment                                      455,861      462,796
Goodwill                                          284,276      121,349
Other assets                                      129,845      137,148
                                               ----------   ----------
   Total Assets                               $17,149,196  $15,392,054
                                               ==========   ==========
LIABILITIES

Insurance reserves:
 Losses and loss adjustment
    expenses                                  $ 9,185,191  $ 8,812,559
 Unearned premiums                              1,875,635    1,709,011
                                               ----------   ----------
   Total insurance reserves                    11,060,826   10,521,570
Debt                                              639,729      566,717
Payables:
 Insurance brokerage activities                 1,083,845      935,457
 Reinsurance premiums                             138,150      143,878
 Income taxes                                     162,645      109,451
 Accrued expenses and other                       593,205      507,124
Other liabilities                                 466,989      405,931
                                               ----------   ----------
   Total Liabilities                           14,145,389   13,190,128
                                               ----------   ----------
Convertible preferred stock                       147,608      149,161
Guaranteed obligation - PSOP                     (148,929)    (149,734)
                                              -----------   ----------
   Net Convertible Preferred Stock                 (1,321)        (573)
                                              -----------   ----------
COMMON SHAREHOLDERS' EQUITY
Common stock                                      438,559      422,249
Retained earnings                               2,082,832    1,781,113
Guaranteed obligation - ESOP                      (56,005)     (67,452)
Unrealized appreciation
   of investments                                 588,844       63,669
Unrealized gain (loss) on
   foreign currency translation                   (49,102)       2,920
                                               ----------   ----------
   Total Common Shareholders'
      Equity                                    3,005,128    2,202,499
                                               ----------   ----------
   Total Liabilities, Preferred Stock and
      Common Shareholders' Equity             $17,149,196  $15,392,054
                                               ==========   ==========
See notes to consolidated financial statements.

The St. Paul Companies
Consolidated Statements of Common Shareholders' Equity

                                                 Year Ended December 31
(In thousands)                               1993        1992         1991
                                            -----       -----        -----
COMMON SHAREHOLDERS' EQUITY
Common stock:
 Beginning of year                     $  422,249  $  414,257   $  398,694
 Stock issued under stock option
    and other incentive plans              16,334      15,862       15,593
 Reacquired common shares                     (24)     (7,870)         (30)
                                         --------    --------     --------
   End of year                            438,559     422,249      414,257
                                         --------    --------     --------
Retained earnings:
 Beginning of year                      1,781,113   2,108,923    1,820,360
 Net income (loss)                        427,609    (156,038)     405,062
 Dividends declared on common
    stock, $2.80 per share in 1993
    ($2.72 in 1992 and $2.60 in 1991)    (116,962)   (113,478)    (108,285)
 Dividends declared on preferred
    stock, net of taxes                    (8,395)     (8,349)      (8,037)
 Reacquired common shares                    (533)    (49,945)        (177)
                                         --------    --------     --------
   End of year                          2,082,832   1,781,113    2,108,923
                                         --------    --------     --------
Guaranteed obligation - ESOP:
 Beginning of year                        (67,452)    (78,564)     (90,156)
 Principal payments                        11,447      11,112       11,592
                                         --------    --------     --------
   End of year                            (56,005)    (67,452)     (78,564)
                                         --------    --------     --------
Unrealized appreciation of
   investments, net of taxes:
 Beginning of year                         63,669      87,484       32,391
 Change due to adoption of
    SFAS No. 115                          501,982           -            -
 Other changes for the year                23,193    (23,815)       55,093
                                         --------    --------     --------
   End of year                            588,844      63,669       87,484
                                         --------    --------     --------
Unrealized gain (loss) on foreign
   currency translation, net of taxes:
 Beginning of year                          2,920         741       35,082
 Change for the year                      (52,022)      2,179      (34,341)
                                         --------    --------     --------
   End of year                            (49,102)      2,920          741
                                         --------    --------     --------
   Total Common Shareholders'
      Equity                           $3,005,128  $2,202,499   $2,532,841
                                        =========   =========    =========
See notes to consolidated financial statements.

The St. Paul Companies
Consolidated Statements of Cash Flows

                                                 Year Ended December 31
(In thousands)                               1993        1992         1991
                                            -----       -----        -----
OPERATING ACTIVITIES
Underwriting:
 Net income                            $  423,109  $  218,261   $  390,593
 Adjustments:
  Change in net insurance reserves        204,423     515,202      522,338
  Change in underwriting
     premiums receivable                   89,441      64,336      (82,753)
  Deferred tax benefit                    (48,976)   (113,435)    (110,262)
  Cumulative effects of
     accounting changes                         -     (99,092)           -
  Realized gains                          (49,429)    (60,351)     (34,880)
  Other                                   157,560      91,658       25,422
                                         --------    --------     --------
   Total underwriting                     776,128     616,579      710,458
                                         --------    --------     --------
Insurance brokerage:
 Net loss                                 (24,710)   (442,830)      (6,313)
 Adjustments:
  Change in premium balances              (20,718)      3,768       17,674
  Change in accounts payable
     and accrued expenses                  (8,985)      9,732      (15,370)
  Depreciation and goodwill
     amortization                          20,233      33,717       33,052
  Write-down of goodwill                        -     365,000            -
  Other                                    (2,833)     (8,308)      (7,716)
                                         --------    --------     --------
   Total insurance brokerage              (37,013)    (38,921)      21,327
                                         --------    --------     --------
Investment banking-asset management:
 Net income                                52,103      49,653       47,886
 Adjustments:
  Change in inventory securities          (79,472)      5,150        3,814
  Change in short-term
     borrowings                            60,383      (2,000)       8,300
  Change in open security
     transactions                          (3,143)     (4,562)     (20,845)
  Other                                     8,872      18,960      (25,980)
                                         --------    --------     --------
   Total investment banking-
     asset management                      38,743      67,201       13,175
                                         --------    --------     --------
Parent company and consolidating eliminations:
 Net income (loss)                        (22,893)     18,878      (27,104)
 Realized gains                            (8,825)    (95,384)      (3,128)
 Other adjustments                        (12,672)     18,316        4,593
                                         --------    --------     --------
   Total parent company and
      consolidating eliminations          (44,390)    (58,190)     (25,639)
                                         --------    --------     --------
   Net Cash Provided by
      Operating Activities                733,468     586,669      719,321
                                         --------    --------     --------
INVESTING ACTIVITIES
Purchases of investments               (2,484,731) (2,315,872)  (2,201,215)
Proceeds from sales and
   maturities of investments            1,954,206   1,721,498    1,506,913
Purchase of Economy Fire &
   Casualty, net of cash acquired        (274,561)          -            -
Proceeds from sale of Nuveen shares             -     137,052            -
Change in short-term investments          134,165      20,697      212,300
Change in open security transactions       56,463     (15,443)     (45,475)
Net purchases of office properties
   and equipment                          (47,210)   (100,695)     (94,388)
Other                                     (28,866)      8,540       (9,045)
                                         --------    --------     --------
   Net Cash Used in
     Investing Activities                (690,534)   (544,223)    (630,910)
                                         --------    --------     --------
FINANCING ACTIVITIES
Dividends paid on common
   and preferred stock                   (129,218)   (126,067)    (120,154)
Proceeds from issuance of debt             77,243     102,646       64,831
Repayment of debt                         (51,735)     (8,504)     (45,011)
Repurchase of common shares                  (207)    (57,722)        (193)
Other                                      61,359      49,737       19,395
                                         --------    --------     --------
   Net Cash Used in Financing
      Activities                          (42,558)    (39,910)     (81,132)
                                         --------    --------     --------
Effect of exchange rate
   changes on cash                         (1,604)        (55)         (59)
                                         --------    --------     --------
   Increase (Decrease) in Cash             (1,228)      2,481        7,220
                                         --------    --------     --------
Cash at beginning of year                  26,648      24,167       16,947
                                         --------    --------     --------
   Cash at End of Year                $    25,420   $  26,648    $  24,167
                                         ========    ========     ========
See notes to consolidated financial statements.

The St. Paul Companies
Notes to Consolidated Financial Statements

Note 1

A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

How We Prepare Our Financial Statements


The following summary explains the accounting policies we use to arrive at some of the more significant amounts in our financial statements.


GAAP - We prepare our financial statements in accordance with generally accepted accounting principles (GAAP). We follow the accounting standards established by the Financial Accounting Standards Board and the American Institute of Certified Public
Accountants.


Consolidation - We combine our financial statements with those of our subsidiaries and present them on a consolidated basis. The consolidated financial statements do not include the results of material transactions between us and our subsidiaries or among our subsidiaries. We record the results of our insurance brokerage and foreign underwriting operations on a one-quarter lag.


Reclassifications - We reclassified some figures in our 1992 and 1991 financial statements and notes to conform with the 1993 presentation. This includes the reporting of "gross" assets and liabilities for reinsurance-related balances in accordance with Statement of Financial Accounting Standards (SFAS) No. 113,
"Accounting and Reporting for Reinsurance of Short-
Duration and Long-Duration Contracts," and the reclassification of realized gains from operating cash flow to investing cash flow. These reclassifications had no effect on net income or loss, or common shareholders' equity, as previously reported for those years.


Information About Our Investments


New Method for Valuing Investments - We implemented
SFAS No. 115, "Accounting for Certain Investments in
Debt and Equity Securities" as of Dec. 31, 1993. We classified our entire fixed maturity and equity investment portfolios as "available-for-sale."
Accordingly, these investments are reported at estimated market value at Dec. 31, 1993, with unrealized gains and losses (net of deferred taxes) recorded in common shareholders' equity. Prior years' financial statements were not restated. Classifying these portfolios as "available-for-sale" did not impact net income.


Fixed Maturities - We carry our fixed maturities at estimated market value as of Dec. 31, 1993. Prior to our adoption of SFAS No. 115, we carried fixed maturities at amortized cost.


Equities - We carry our equity securities at estimated market value, consistent with prior years.

Real Estate - Our real estate investments primarily consist of commercial buildings. Some of these properties we own directly and others we hold in joint ventures.

 For direct investments, we carry land at cost and buildings at cost less accumulated depreciation and valuation adjustments. We depreciate real estate assets on a straight-line basis over 40 years. Tenant improvements are amortized over the term of the lease.
The accumulated depreciation of these assets was $48.8 million and $39.0 million at Dec. 31, 1993 and 1992, respectively.

 We account for our joint ventures using the equity method, which means we carry these investments at cost, adjusted for our share of earnings or losses from these joint ventures, and reduced by any cash distributions the joint ventures make to us.


Venture Capital - We invest in securities of small- to medium-sized companies. These investments are in the form of limited partnerships or direct ownership. The limited partnerships are carried at our equity in the estimated market value of the investments held by these limited partnerships. The securities we own directly are carried at estimated market value.


Realized Investment Gains and Losses - We record the cost of each individual investment security so that when we sell, we are able to identify and record the gain or loss on that transaction.

 We continually monitor the difference between the cost and estimated market value of our investments. If any of our investments experience a decline in value that is other than temporary, we establish a valuation allowance for the decline and record a realized loss on the statement of operations.


Unrealized Appreciation and Depreciation of Investments
- - For investments we carry at estimated market value, we record the difference between cost and market, net of deferred taxes, as a part of common shareholders' equity. This difference is referred to as unrealized appreciation or depreciation of investments.


Accounting for Our Underwriting Operations

Premiums Earned - Our largest source of revenues is from premiums on policies written by our insurance underwriters. We reflect the premiums as revenues evenly over the policy terms. The premiums that we have not yet recognized as revenues are recorded as unearned premiums.


Insurance Losses and Loss Adjustment Expenses - Losses refer to the amounts we paid or expect to pay to claimants for events that have occurred. The costs of investigating, resolving and processing these claims are referred to as loss adjustment expenses. We record these items on our statement of operations net of reinsurance, which means that we reduce our gross losses and loss expenses incurred by the amounts we will recover under reinsurance contracts.

 We establish reserves for the estimated total unpaid cost of losses and loss expenses, which cover events that occurred in 1993 and prior years. These reserves reflect our estimates of the total cost of claims that were reported to us but not yet paid, and the cost of claims not yet reported to us. We base our estimates on past loss experience and consider current claim trends as well as prevailing social, economic and legal conditions. We reduce our loss reserves for estimated amounts of salvage and subrogation, and deductibles recoverable from our customers. Estimated amounts recoverable from reinsurers on unpaid losses and loss expenses are reflected as assets.

 We believe that the reserves we have established are adequate to cover the ultimate costs of losses and loss adjustment expenses. Final claim payments, however, may differ from the established reserves, particularly when these payments may not occur for several years. Any adjustments we make to reserves are reflected in the results for the year during which the adjustments are made.


Policy Acquisition Expenses - The costs directly related to writing an insurance policy are referred to as policy acquisition expenses and consist of commissions, state premium taxes and other direct underwriting expenses. Although these expenses arise when we issue a policy, we defer and amortize them over the same period as the premiums are recorded as revenues.

 If deferred policy acquisition expenses were to exceed the sum of unearned premiums and related anticipated investment income less expected losses and loss adjustment expenses, the excess costs would be expensed immediately.


Accounting for Our Insurance Brokerage Operations

Fees and Commissions - Our insurance brokers and advisers help customers obtain or place insurance policies or reinsurance contracts and provide insurance advisory and consulting services. We earn fees and commissions for providing these services. These revenues are recorded on the date billed or the effective date of the policy, whichever is later.
Servicing costs are expensed as incurred. We record premiums receivable from customers as assets with corresponding liabilities, net of commissions, to the insurance carriers with whom the business was placed.


Restricted Funds - Premiums collected, but not yet remitted to insurance carriers, are restricted as to use by business practices. These amounts are included in short-term investments and totaled $393.2 million and $366.7 million at the end of 1993 and 1992, respectively.

Accounting for Our Investment Banking-Asset Management
Operations

Our investment banking-asset management segment markets tax-exempt open-end and closed-end (exchange-traded) managed fund shares and provides investment advice to and manages the business affairs of the Nuveen family of managed funds. They also underwrite and trade municipal bonds and tax-exempt unit investment trusts
(UITs). They hold in inventory municipal bonds and UITs that will be sold to individuals or security dealers;
such inventory securities are carried at market value.

 Revenues include investment advisory fees, revenues from the distribution of Nuveen UITs and managed fund investment products, gains and losses from the sale of inventory securities, and unrealized gains and losses on inventory securities held.


Goodwill


Goodwill is the excess of the amount paid to acquire a company over the fair value of its net assets, reduced by any subsequent valuation adjustments. We amortize goodwill over periods of up to 15 years. In 1992 and prior years, we amortized this asset on a straight-line basis over periods of up to 40 years. The accumulated amortization of goodwill was $70.1 million and $51.1 million at Dec. 31, 1993 and 1992, respectively.

 We continually monitor the value of our goodwill based on our estimates of discounted future earnings.
If we determine that our goodwill has been impaired, we reduce its carrying value with a corresponding charge to expenses. At the end of 1992, we wrote down $365 million of the goodwill associated with our investment in the Minet Group and reduced the amortization period for substantially all of the remaining goodwill to 15 years.


Office Properties and Equipment


We carry office properties and equipment at depreciated cost. We depreciate these assets on a straight-line basis over the estimated useful lives of the assets.
The accumulated depreciation for office properties and equipment was $215.4 million and $193.1 million at the end of 1993 and 1992, respectively.


Foreign Currency Translation


We assign functional currencies to our foreign operations. These are generally the currencies of the local operating environment. Foreign currency amounts are converted to the functional currency, and the resulting foreign exchange gains or losses are reflected in the statement of operations. Functional currency amounts are then translated into U.S. dollars.
The unrealized gain or loss from this translation is recorded as a part of common shareholders' equity. Both the conversion and translation are calculated using current exchange rates for the balance sheets and average exchange rates for the statements of operations.

Supplemental Cash Flow Information


Interest and Income Taxes Paid - We paid interest of
$41.2 million in 1993, $35.1 million in 1992 and $35.1
million in 1991. Interest payments in 1992 and 1991 were net of capitalized interest of $4.6 million and $3.6 million, respectively. We paid federal income taxes of $121.8 million in 1993, $107.1 million in 1992 and $160.2 million in 1991.


Noncash Financing Activities - In connection with our acquisition of Economy Fire & Casualty Company
(Economy) from Kemper Corporation in 1993, we contributed securities with a book value of approximately $100 million to the capital of Economy.


Note 2

EARNINGS PER COMMON SHARE


Earnings (loss) per common share (EPS) amounts were calculated by dividing net income (loss), as adjusted, by the average common shares outstanding.


                                                 Year Ended December 31
(In thousands)                                 1993       1992         1991
                                            -------    -------      -------
PRIMARY
Net income (loss), as reported             $427,609  $(156,038)    $405,062
Preferred dividends declared
   (net of taxes)                            (8,395)    (8,349)      (8,037)
Tax benefit on common stock
   dividends paid to ESOP                        -           -        1,998
                                            -------    -------      -------
Net income (loss), as adjusted             $419,214  $(164,387)    $399,023
                                            =======    =======      =======
FULLY DILUTED

Net income (loss), as reported             $427,609  $(156,038)    $405,062
Additional PSOP expense (net of taxes)
   due to assumed conversion
   of preferred stock                        (4,080)         -       (4,472)
Tax benefit on common stock dividends
   paid to ESOP and PSOP                          -          -        3,834
Preferred dividends declared (net of taxes)       -     (8,349)           -
                                            -------    -------      -------
  Net income (loss), as adjusted           $423,529  $(164,387)    $404,424
                                            =======    =======      =======
AVERAGE SHARES OUTSTANDING

Primary                                      42,611     42,360       42,694
Fully diluted                                44,735     42,360       44,891



 Average shares outstanding include, if dilutive, the common and common equivalent shares outstanding for the year and, for fully diluted EPS, common shares that would be issuable upon conversion of preferred stock.

Note 3

INVESTMENTS

Valuation of Investments - The following presents the cost, gross unrealized appreciation and depreciation, and estimated market value of our investments in fixed maturities, equities and venture capital.


                                            December 31, 1993
                                                Gross       Gross   Estimated
                                           Unrealized   Unrealized     Market
(In thousands)                      Cost Appreciation Depreciation      Value
                               --------- ------------ ------------ ----------
Fixed maturities:
  U.S. government             $1,854,287    $ 89,183   $ (4,478)   $1,938,992
  States and
   political subdivisions      4,108,680     502,819       (581)    4,610,918
  Foreign governments            520,254      47,515     (3,070)      564,699
  Corporate securities           957,526      66,917     (8,369)    1,016,074
  Mortgage-backed securities     944,352      74,361     (1,432)    1,017,281
                               --------- -----------  ----------   ----------
    Total fixed maturities     8,385,099     780,795    (17,930)    9,147,964
Equities                         488,383      80,398    (20,099)      548,682
Venture capital                  224,523      89,100    (15,641)      297,982
                               --------- -----------  ---------    ----------
    Total                     $9,098,005    $950,293   $(53,670)   $9,994,628
                               ========= ===========  =========    ==========


                                            December 31, 1992
                                                Gross        Gross  Estimated
                                           Unrealized   Unrealized     Market
(In thousands)                     Cost  Appreciation Depreciation      Value
                               --------  ------------  -----------  ---------
Fixed maturities:
  U.S. government            $1,322,264     $ 70,779   $    (88)   $1,392,955
  States and
   political subdivisions     4,248,793      311,687     (2,758)    4,557,722
  Foreign governments           391,598       22,066       (625)      413,039
  Corporate securities          564,584       10,840    (11,106)      564,318
  Mortgage-backed securities  1,203,972      104,916       (620)    1,308,268
                              ---------      -------    -------    ----------
    Total fixed maturities    7,731,211      520,288    (15,197)    8,236,302
Equities                        409,505       94,553    (10,261)      493,797
Venture capital                 210,250       33,469    (12,560)      231,159
                              ---------      -------    -------    ----------
    Total                    $8,350,966     $648,310   $(38,018)   $8,961,258
                              =========      =======    =======    ==========



Statutory Deposits - At Dec. 31, 1993, our underwriting subsidiary had investments in fixed maturities with an estimated market value of $402.9 million on deposit with regulatory authorities as required by law.


Securities Lending Program - We participate in a securities lending program that is administered by one of our custodial banks. Under this program, we loan
U.S. Treasury securities to qualified third parties, primarily major brokerage firms. We obtain collateral for the loan equal to 102 percent of the estimated market value and accrued interest of the loaned securities. We receive a portion of the interest earned on the collateral.
In addition, we maintain full ownership rights to the securities loaned, including investment income. We also have the ability to sell the securities while they are on loan. As of Dec. 31, 1993, the estimated market value of loaned securities was $867 million.

Fixed Maturities by Maturity Date - Presented below is a breakdown of our fixed maturities by years to maturity. Actual maturities may differ from those stated as a result of calls and prepayments.


                                         December 31, 1993
                                      Amortized       Estimated
(In thousands)                             Cost    Market Value
                                      ---------    ------------
One year or less                     $  114,598      $  115,325
Over one year through five years        758,056         804,925
Over five years through ten years     2,133,120       2,311,488
Over ten years                        4,434,973       4,898,945
Mortgage-backed securities with
  various maturities                    944,352       1,017,281
                                      ---------       ---------
    Total                            $8,385,099      $9,147,964
                                      =========       =========


Note 4

INVESTMENT TRANSACTIONS

Investment Activity - Here is a summary of our investment purchases, sales and maturities.


                                     Year Ended December 31
(In thousands)                    1993        1992        1991
                             ---------   ---------   ---------
PURCHASES
Fixed maturities            $1,816,965  $1,778,736  $1,671,570
Equities                       465,056     401,374     397,164
Real estate                    110,371      64,658      46,298
Venture capital                 79,410      55,928      50,558
Other investments               12,929      15,176      35,625
                             ---------   ---------   ---------
    Total purchases          2,484,731   2,315,872   2,201,215
                             ---------   ---------   ---------
PROCEEDS FROM SALES
AND MATURITIES
Fixed maturities:
 Sales                         169,330     295,648     361,734
 Maturities and redemptions  1,236,912     976,712     601,448
Equities                       437,610     431,225     464,145
Real estate                     40,764           -      31,248
Venture capital                 59,124       2,803      15,926
Other investments               10,466      15,110      32,412
                             ---------   ---------   ---------
    Total sales and
      maturities             1,954,206   1,721,498   1,506,913
                             ---------   ---------   ---------
    Net purchases           $  530,525  $  594,374  $  694,302
                             =========   =========   =========

Net Investment Income - Here is a summary of our net investment income.


                                    Year Ended December 31
(In thousands)                   1993         1992        1991
                                 ----         ----        ----
Fixed maturities             $607,067     $605,217    $589,048
Equities                       12,035       11,629      12,763
Real estate                    19,288       19,022      15,298
Venture capital                (2,012)      (1,966)     (1,156)
Other investments                 698          569       5,353
Short-term investments         37,952       46,018      67,622
                              -------      -------     -------
    Total                     675,028      680,489     688,928
Investment expenses           (13,922)     (14,115)    (13,324)
                              -------      -------     -------
    Net investment income    $661,106     $666,374    $675,604
                              =======      =======     =======



Realized and Unrealized Investment Gains (Losses) - The following summarizes our pretax realized investment gains and losses and change in pretax unrealized appreciation.


                                     Year Ended December 31
(In thousands)                   1993        1992         1991
PRETAX REALIZED               -------     -------      -------
INVESTMENT GAINS (LOSSES)
Fixed maturities:
  Gross realized gains       $  8,916    $ 12,702     $  6,488
  Gross realized losses        (3,585)     (1,391)      (2,209)
                              -------     -------      -------
    Total fixed maturities      5,331      11,311        4,279
Equities:
  Gross realized gains         62,310      81,841       80,658
  Gross realized losses       (18,782)    (16,066)     (20,048)
                              -------     -------      -------
    Total equities             43,528      65,775       60,610
Real estate                   (10,188)     (7,519)        (644)
Venture capital                24,046        (180)      (4,167)
Other                          (4,463)    (11,936)     (22,070)
                              -------     -------      -------
    Total pretax realized
      investment gains       $ 58,254    $ 57,451     $ 38,008
                              =======     =======      =======

CHANGE IN PRETAX
UNREALIZED APPRECIATION
Fixed maturities             $257,774     $ 13,297    $317,542
Equities                      (23,993)     (34,038)     65,343
Venture capital                52,550        6,687      15,962
                              -------      -------     -------
    Total change in pretax
     unrealized appreciation $286,331     $(14,054)   $398,847
                              =======      =======     =======

Note 5

INCOME TAXES

New Federal Tax Rate - During the third quarter of
1993, the corporate federal income tax rate increased from 34% to 35%, retroactive to Jan. 1, 1993. Because we have a significant deferred tax asset on our balance sheet, the tax rate increase resulted in a net benefit to income of $15.4 million, or $0.34 per share, in 1993.


Method for Computing Income Tax Expense - We implemented SFAS No. 109, "Accounting for Income
Taxes," in the first quarter of 1992. The cumulative effect of this change was a one-time increase to earnings of $126.0 million or $2.98 per share. Prior years' financial statements were not restated to apply the provisions of this statement.

 SFAS No. 109 changed the way we calculate tax expense shown in our financial statements. Under prior rules, the primary objective was to match the tax expense with pretax income on the statement of operations. Under
SFAS No. 109, the primary objective is to ensure that the deferred tax asset or liability on the balance sheet properly reflects the amount due to or from the government in the future. As a consequence, the portion of the tax expense that is a result of the change in the deferred tax asset or liability may not always be consistent with the income reported in the statements of operations.

 Some items of revenue and expense included in the statements of operations may not be currently taxable or deductible on our income tax returns. Therefore, our income tax assets and liabilities are divided into a current portion, which is the amount attributable to our current year's tax return, and a deferred portion, which is the amount attributable to another year's tax return. The revenue and expense items not currently taxable or deductible are called temporary differences.


Income Tax Expense (Benefit) - Income tax expense or benefits are recorded in various places in our financial statements. A summary of the amounts and places follows:


                                          Year Ended December 31
(In thousands)                                1993        1992
                                            ------      ------
STATEMENTS OF OPERATIONS
Expense related to income or loss
  before cumulative effects of
  accounting changes                      $ 94,997   $   7,458
Benefit from the adoption of:
  SFAS No. 109                                   -    (126,047)
  SFAS No. 106                                   -     (25,777)
                                           -------     -------
    Total income tax expense
          (benefit) included in
           net income or loss               94,997    (144,366)
                                           -------     -------
COMMON SHAREHOLDERS' EQUITY
Benefit for deductions relating to
  dividends on unallocated
  ESOP and PSOP shares                      (4,873)     (5,226)
Expense (benefit) for the change in
  unrealized appreciation
    of investments and unrealized
    foreign exchange                       274,126     (15,675)
                                           -------     -------
    Total income tax expense (benefit)
      included in common
      shareholders' equity                 269,253     (20,901)
                                           -------     -------
    Total income tax expense (benefit)
      included in financial statements    $364,250   $(165,267)
                                           =======     =======

Components of Income Tax Expense - The components of income tax expense related to the income or loss before cumulative effects of accounting changes are as follows:


                                      Year Ended December 31
(In thousands)                   1993         1992        1991
                              -------      -------     -------
Federal current
  tax expense                $148,508    $ 109,740    $190,520
Federal deferred tax benefit  (54,935)    (114,832)    (94,323)
Impact of tax rate change     (15,383)           -           -
                              -------      -------     -------
    Total federal income tax
      expense (benefit)        78,190       (5,092)     96,197
Foreign income taxes            9,692        6,776      21,196
State income taxes              7,115        5,774       5,606
                              -------      -------     -------
    Total income tax
      expense                $ 94,997    $   7,458    $122,999
                              =======      =======     =======


Our Tax Rate Is Different From The Statutory Rate - Our total federal income tax expense (benefit) differs from the statutory rate of 35% (34% in 1992 and 1991) of pretax income or loss as shown in the following table:


                                       Year Ended December 31
(In thousands)                      1993         1992        1991
                                 -------      -------    --------
Federal income tax expense
  (benefit) at statutory rates  $182,912    $ (76,521)   $179,541
Increase (decrease)
  attributable to:
  Nontaxable investment
    income                       (90,502)     (91,780)    (77,438)
  Foreign operations               9,869       48,894      15,233
  Impact of tax rate change      (15,383)           -           -
  Write-down of goodwill               -      124,100           -
  Loss reserve fresh start
    benefit                            -            -     (12,681)
  Salvage and subrogation
    fresh start benefit                -            -      (9,199)
  Other                           (8,706)      (9,785)        741
                                 -------      -------     -------
    Federal income tax
      expense (benefit)         $ 78,190     $ (5,092)   $ 96,197
                                 =======      =======     =======



Loss Reserve Fresh Start - The loss reserve fresh start benefit represents the permanent exclusion from taxable income of the effect of discounting year-end 1986 loss reserves. Under SFAS No. 109, adopted in 1992, loss reserve fresh start is treated as a temporary difference. Consequently, it did not impact our rate reconciliation in 1993 or 1992. The majority of the cumulative effect benefit of $126.0 million from implementing SFAS No. 109 was due to the immediate recognition of the remaining loss reserve fresh start benefit.

SALVAGE AND SUBROGATION FRESH START - Sometimes when we incur a loss we obtain a right to sell the damaged property we insured or a right to collect a portion of the loss we incurred from another insurance company or another party. These rights are called salvage and subrogation and reduce our losses incurred.

 The salvage and subrogation fresh start benefit represents the permanent exclusion from taxable income of a portion of the salvage and subrogation related to losses incurred in years prior to 1990. A company like ours, which has accrued salvage and subrogation in prior years, is allowed a tax deduction equal to 87% of the discounted value of the amount accrued as of Dec.
31, 1989. Under the prior rules, the deduction was to be recorded equally over four years. Therefore, in 1990 and 1991 we recognized 25% of the deduction. We took the remaining deduction in 1992 when we implemented
SFAS No. 109. As with loss reserve fresh start, salvage and subrogation fresh start is considered a temporary difference under SFAS No. 109 and did not impact our rate reconciliation in 1993 or 1992.


Major Components of Deferred Income Taxes on Our
Balance Sheet - The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities are presented below:


                                                 December 31
(In thousands)                                1993        1992
                                           -------     -------
DEFERRED TAX ASSETS
Loss reserves                             $593,938    $545,052
Unearned premium reserves                  107,142      95,357
Deferred compensation                       82,501      45,277
Foreign loss carryforwards                  51,479      47,015
Other                                      140,344     115,542
                                           -------     -------
    Total gross deferred
           tax assets                      975,404     848,243
Less valuation allowance                   (58,931)    (54,173)
                                           -------     -------
    Net deferred tax assets                916,473     794,070
                                           -------     -------

DEFERRED TAX LIABILITIES
Unrealized appreciation of investments     308,718      32,799
Deferred acquisition costs                  97,958      88,761
Real estate                                 44,062      25,835
Other                                       40,723      47,099
                                           -------     -------
    Total gross deferred tax liabilities   491,461     194,494
                                           -------     -------
    Net deferred income tax assets        $425,012    $599,576
                                           =======     =======


 We have alternative minimum tax (AMT) credit carryforwards of approximately $30.1 million which are available to reduce future federal regular income taxes over an indefinite period. The benefit of the AMT credit carryforward is included in our net deferred tax assets.

 If we think that all of our deferred tax assets will not result in future tax benefits, we must establish a "valuation allowance" for the portion of these assets that we think will not be realized. The valuation allowance for deferred tax assets as of Jan. 1, 1992, was $35.0 million. The net change in the total valuation allowance for the years ended Dec. 31, 1993 and 1992, was an increase of $4.7 million and $19.2 million, respectively, relating entirely to our foreign operations. Based upon a review of our refundable taxes, anticipated future earnings, and all other available evidence, both positive and negative, we have concluded it is "more likely than not" that our net deferred tax assets will be realized.

 A summary of timing differences under the income tax accounting rules used prior to 1992 and their related federal tax effects follows:

(In thousands)       Year Ended December 31, 1991
                     ----------------------------
Loss reserves                            $(69,292)
Unearned premium reserves                 (16,846)
Deferred compensation                      12,031
Oil and gas                                (7,972)
Other                                     (12,244)
                                           -------
    Deferred income tax benefit          $(94,323)
                                           =======


Undistributed Earnings of Subsidiaries - U.S. income taxes have not been provided on $31.6 million of our foreign operations' undistributed earnings as of Dec.
31, 1993, as such earnings are intended to be permanently reinvested in those operations.
Furthermore, any taxes paid to foreign governments on these earnings may be partially used as credits against the U.S. tax on any dividend distributions from such earnings.

 We have not provided taxes on approximately $57.5
million of undistributed earnings related to our 74%
ownership of The John Nuveen Company that arose in 1993 and 1992 because we currently do not expect those earnings to become taxable to us.



IRS Examinations - The Internal Revenue Service has examined our consolidated returns through 1990 and is currently examining the years 1991 and 1992. We believe that any additional taxes assessed as a result of these examinations would not materially affect our overall financial position.

Note 6

DEBT AND CREDIT ARRANGEMENTS


Debt consists of the following:


                                                   December 31
                                           1993                     1992
                                 -------------------      -------------------
                                    Book        Fair         Book        Fair
(In thousands)                     Value       Value        Value       Value
                                 -------     -------      -------     -------
Commercial paper                $201,384    $201,384     $229,889    $229,889
Medium-term notes:
  Series A                       198,780     208,500      133,534     137,700
  Series B                        12,000      12,600            -           -
9-3/8% notes                      99,959     113,400       99,947     111,900
Short-term borrowings             80,383      80,383       20,000      20,000
Guaranteed ESOP debt              47,223      52,200       58,333      65,000
Pound sterling loan notes              -           -       25,014      25,014
                                 -------     -------      -------     -------
    Total debt                  $639,729    $668,467     $566,717    $589,503
                                 =======     =======      =======     =======


Fair Value - The fair value of our commercial paper and short-term borrowings approximates their book value because they are short-term in nature. For our other debt, which has longer terms and fixed interest rates, our fair value estimate is based on current interest rates available on debt securities in the market which have terms similar to ours. Because interest rates generally have declined since our debt was issued, it would have cost us more than book value to retire our debt at year-end.


Commercial Paper - Our commercial paper is supported by a $400 million credit agreement which expires in 1996.
The credit agreement requires us to stay below a certain ratio of debt to equity, maintain a stated amount of common shareholders' equity and meet certain other requirements. As of year-end 1993, we had not borrowed any funds under the agreement, and we were in compliance with all provisions.

 Interest rates on commercial paper issued in 1993 ranged from 3.0% to 3.6%; in 1992 the range was 3.0% to 4.7%; and in 1991 the range was 4.5% to 7.4%. In 1993, we entered into an interest-rate swap agreement that requires us to pay a fixed rate of 5.6% on $50 million of our outstanding commercial paper through the year
2000.



Medium-term Notes - The Series A medium-term notes were issued at various times during the three-year period ended Dec. 31, 1993, bearing interest rates ranging from 5.9% to 8.4%. Maturities range from three to 10 years after the issuance date.

 One Series B medium-term note was issued in 1993.
This note bears an interest rate of 6.3% and matures 10 years after the issuance date.



9-3/8% Notes - The 9-3/8% notes were issued in 1990 and mature on June 15, 1997.

Short-term Borrowings - Short-term borrowings are obligations of our investment banking-asset management operation that are collateralized by some of its inventory securities. These borrowings consisted of securities sold under an agreement to repurchase at year-end 1993, and bank borrowings at the end of 1992.


Guaranteed ESOP Debt - The guaranteed ESOP debt bears an interest rate of 7.95% and is due March 1, 1998. The
ESOP's principal payments and related interest are funded quarterly through a combination of our contributions and dividends on shares held by the ESOP.
We show this debt as our liability, because we guaranteed the debt.


Interest Expense - Our interest expense was $40.8
million in 1993, $35.6 million in 1992 and $35.6 million in 1991.


Maturities - The amount of debt that becomes due in each of the next five years is as follows: 1994, $111.8 million; 1995, $11.1 million; 1996, $212.5 million;
1997, $111.1 million; and 1998, $27.8 million.


Note 7

RETIREMENT PLANS

Pension Plans - We maintain funded defined benefit pension plans for most of our U.S. and non-U.S.
employees. Benefits are based on years of service and the employee's compensation while employed by the company. U.S. pension benefits generally vest after five years of service. Non-U.S. pension benefits generally vest after two years of service.
 Our U.S. pension plans are noncontributory. This means that employees do not pay anything into the plans. Our funding policy is to contribute amounts sufficient to meet the minimum funding requirements of the Employee Retirement Income Security Act, and any additional amounts that may be necessary. This may result in no contribution being made in a particular year.

 We contribute to our non-U.S. pension plans based on a percentage of salaries. These plans are contributory, which means that employees also contribute a percentage of their salary to the plan.

 The following table details the components of our net periodic pension cost for our U.S. and non-U.S. funded pension plans.

                                     Year Ended December 31
(In thousands)                   1993         1992        1991
                               ------       ------      ------
Service cost - benefits
  earned during the year      $29,515      $32,912     $22,621
Interest cost on projected
  benefit obligation           36,670       39,449      30,328
Actual return on plan assets  (66,449)     (25,333)    (77,173)
Net amortization and deferral  28,270      (20,352)     36,572
                              -------      -------     -------
    Net periodic pension cost $28,006      $26,676     $12,348
                               ======       ======      ======

 The following table summarizes the funded status of our plans. We use the services of an independent actuary to assist us in the determination of our pension costs and obligations.


                                              December 31
                                    1993                    1992
(In thousands)                 U.S.    Non-U.S.         U.S.    Non-U.S.
                            -------    --------      -------     --------
Accumulated benefit
  obligation:
  Vested                   $233,565    $194,403     $220,514    $170,079
  Nonvested                  30,746         119       22,664         117
                            -------     -------      -------     -------
    Subtotal                264,311     194,522      243,178     170,196
Effect of projected
  salary increases           94,340      42,753      112,407      30,080
                            -------     -------      -------     -------
    Projected benefit
      obligation            358,651     237,275      355,585     200,276
Plan assets at fair value   228,322     215,843      238,756     206,862
                            -------     -------      -------     -------
    Assets (greater) less
      than projected
      benefit obligation    130,329      21,432      116,829      (6,586)
Unrecognized net loss       (54,233)    (52,386)     (39,912)    (33,368)
Unrecognized net
  asset at transition        12,973      16,797       14,721      22,336
Unrecognized prior
  service cost                  109      (2,991)          67      (3,919)
                            -------     -------      -------     -------
    Accrued (prepaid)
      pension cost
      recorded on the
      balance sheet        $ 89,178   $ (17,148)    $ 91,705   $ (21,537)
                            =======     =======       ======     =======



 Pension cost is determined using assumptions at the beginning of the year. The funded status is determined using assumptions at the end of the year. Assumptions as of Dec. 31 used to determine projected benefit obligations and pension costs are as follows:


                           1993        1992         1991        1990
                           ----        ----         ----        ----
U.S. PLANS
Discount rate              6.25%       7.25%        7.75%       8.50%
Rate of increase in
  compensation             4.25        5.50         6.00        6.00
Expected rate of return
  on plan assets           9.00        9.00         9.50        9.50

NON-U.S. PLANS
Discount rate              7.50        9.50         9.50       10.50
Rate of increase in
  compensation             5.50        7.50         7.50        8.00
Expected rate of return
  on plan assets           9.50       10.50        10.50       11.50



 Plan assets are invested primarily in equities and fixed maturities, and included 190,086 shares of our common stock with a market value of $17.1 million and $14.6 million at Dec. 31, 1993 and 1992, respectively.

 We also maintain a noncontributory, unfunded pension plan to provide certain employees with pension benefits in excess of limits imposed by federal tax law and a noncontributory, unfunded pension plan for our outside directors. At the end of both 1993 and 1992, we had a liability of $11.7 million recorded for these plans.

 During the fourth quarter of 1992, we offered a voluntary early retirement incentive, enabling certain eligible employees to elect early retirement. Early retirement was elected by 292 employees, which resulted in a pretax cost of $31.0 million in 1992.

Employee Stock Ownership Plan - We maintain an ESOP for qualified employees of our U.S.-based corporate, underwriting and insurance brokerage operations. The
ESOP allocated 249,628 shares in 1993, 246,209 shares in 1992, and 247,933 shares in 1991. The remaining
1,054,476 shares will be released for allocation annually through March 1, 1998.

 Shares of our stock that have been and will be allocated to eligible employees are held by the ESOP trust, which is responsible for making principal and interest payments on the debt it incurred to purchase those shares at the inception of the ESOP. We pay dividends on the shares in the trust and also make contributions as needed to meet the ESOP's debt service obligations.

 The following table summarizes our ESOP expense for each of the last three years:

                                       Year Ended December 31
(In thousands)                       1993        1992         1991
                                     ----        ----         ----
Debt service                      $16,626     $17,093      $18,504
Dividends paid to ESOP trust       (6,185)     (6,339)      (6,310)
Proceeds from sales of
  forfeited shares, interest
  income and other                    226         290         (697)
                                   ------      ------        -----
    Net ESOP expense              $10,667     $11,044      $11,497
                                   ======      ======       ======
Cash contributions to trust       $10,091     $10,496      $11,389
                                   ======      ======       ======

Preferred Stock Ownership Plan - Our Savings Plus
Preferred Stock Ownership Plan (PSOP) allocates preferred shares semiannually to those employees participating in our Savings Plus Plan. The allocations are equivalent to 60% of employees' contributions up to a maximum of 6% of their salary plus shares equal to the value of dividends on previously allocated shares.
Each share is currently convertible into two shares of common stock.

 We pay annual preferred dividends of $11.724 per share and make additional cash contributions to the PSOP as necessary in order to meet the PSOP's debt obligations. We paid preferred dividends of $12.0 million in 1993, and $12.2 million in 1992 and 1991. We also made additional cash contributions to the PSOP of $2.7 million in 1993, $1.8 million in 1992, and $2.0 million in 1991.

 The PSOP allocated 53,342 preferred shares in 1993, 51,057 shares in 1992 and 49,957 in 1991. The remaining
860,300 shares will be released for allocation annually through Jan. 31, 2005. We recorded PSOP expense of $9.3 million, $9.8 million and $8.7 million in 1993, 1992 and 1991, respectively.



Postretirement Benefits Other Than Pension - We provide certain health care and life insurance benefits for retired U.S. employees and their eligible dependents.
We currently anticipate that most of our employees will become eligible for these benefits if they retire while working for us. The cost of these benefits is shared with the retiree. The benefits are generally provided through our employee benefits trust to which periodic contributions are made to cover benefits paid during the year.

 Effective Jan. 1, 1992, we implemented SFAS No. 106,
"Employers' Accounting for Postretirement Benefits
Other Than Pensions." This statement changed our method of accounting for postretirement benefits from the cash basis to the accrual basis. Now, we accrue postretirement benefits expense during the period that the employee renders the service to earn the benefit.

 We recorded a transition obligation of $75.3 million, representing the cumulative Jan. 1, 1992, liability for postretirement benefits, in the first quarter of 1992.
This cumulative effect, net of taxes, was a charge to earnings of $49.6 million, or $1.17 per share.

 The following table details the components of the net periodic postretirement benefits cost:

                                               Year Ended December 31
(In thousands)                                   1993        1992
                                                -----       -----
Service cost - benefits attributed to
  service during the year                     $ 4,227     $ 4,159
Interest cost on accumulated
 postretirement benefits obligation             8,699       7,117
Actual return on plan assets                     (686)       (891)
Net amortization and deferral                    (590)        (17)
                                               ------      ------
    Net periodic postretirement
      benefits cost                           $11,650     $10,368
                                               ======      ======

 The postretirement benefits expense for 1991 was $3.1 million. The 1991 expense was based on cash contributions made to the employee benefits trust for retired employees.

 The following table summarizes the funded status of the plan. We use the services of an independent actuary to assist in the determination of benefits costs and obligations.

                                                 December 31
(In thousands)                                1993        1992
                                            ------      ------
Accumulated postretirement
  benefits obligation:
  Retirees                                $ 74,541    $ 59,342
  Fully eligible active plan participants    8,720       4,199
  Other active plan participants            47,797      41,830
                                            ------      ------
    Subtotal                               131,058     105,371
Plan assets at fair value                   13,693      13,007
                                            ------      ------
    Assets less than accumulated post-
      retirement benefits obligation       117,365      92,364
Unrecognized net loss                      (14,374)     (4,369)
Unrecognized prior service cost              5,370           -
                                            ------      ------
    Accrued postretirement benefits
      cost recorded on the balance sheet  $108,361    $ 87,995
                                           =======      ======

 Postretirement benefits cost is determined using assumptions at the beginning of the year. The funded status is determined using the assumptions at the end of the year. Assumptions as of Dec. 31 used to determine postretirement benefits cost and accumulated postretirement benefits obligations are as follows:


                                             1993        1992         1991
                                             ----        ----         ----
Discount rate                                7.00%       7.75%        8.00%
Rate of increase in compensation             4.25        5.50         6.00
Expected rate of return on plan assets       7.50        7.50         7.50

 A health care inflation rate of 15% was assumed in 1993. The rate is assumed to decrease 1% annually to 6% and then remain at that level. This inflation rate assumption has a significant impact on the health care portion of the postretirement benefits. For example, a 1% increase in this rate would have increased the accumulated postretirement benefits obligation at Dec.
31, 1993, by $19.5 million and the 1993 periodic benefits cost by $2.7 million.


Note 8

STOCK OPTION AND OTHER INCENTIVE PLANS

Stock Option Plans - Our option plans for certain U.S.- based officers and outside directors give these individuals the right to buy our stock at the market price on the day the options were granted. Generally, each option to buy remains open for 10 years. During this period, option holders may buy any number of shares up to the limit set in their option grant.
Approximately 410,500 option shares were available at year-end for future grants under our U.S. plans.

 We also have separate stock option plans for certain employees of our non-U.S. operations. Most of the options granted under these plans were priced at the market price of our common stock on the grant date.
Generally, they can be exercised from three to 10 years after the grant date. Approximately 222,000 option shares remained available at year-end for future grants under our non-U.S. plans.

 Information concerning our U.S. and non-U.S. stock option plans is in the following table:

                                                   Number of
                                   Option Price       Option
Shares                                Per Share       Shares
- ------                              -----------    ---------
Outstanding Jan. 1, 1991           $14.42-63.00    1,325,518
Granted                             63.75-72.50      736,362
Canceled                            41.50-68.50      (97,021)
Exercised                           19.90-60.40     (275,771)
                                    -----------    ---------
Outstanding Dec. 31, 1991           14.42-72.50    1,689,088
Granted                             70.00-77.00      233,507
Canceled                            20.19-68.50      (11,136)
Exercised                           14.42-72.50     (322,650)
                                    -----------    ---------
Outstanding Dec. 31, 1992           19.90-77.00    1,588,809
Granted                             76.50-95.75      189,454
Canceled                            25.96-74.13      (21,297)
Exercised                           19.90-80.13     (283,112)
                                    -----------    ---------
Outstanding Dec. 31, 1993          $19.90-95.75    1,473,854
                                    ===========    =========
Exercisable Dec. 31, 1993          $19.90-93.25      955,574
                                    ===========    =========


Restricted Stock Award Plan - Restricted common shares of the company have been awarded to certain management personnel through our Restricted Stock Award Plan. The stock is restricted because recipients receive the stock only upon the completion of a specified period of employment, generally one to five years. The shares are considered issued when awarded, but the recipient does not own and cannot sell the shares during the restriction period. Up to 500,000 shares can be awarded under the plan, of which 337,627 were unissued at Dec. 31, 1993.

Note 9

COMMON SHAREHOLDERS' EQUITY

Common Stock and Reacquired Shares - We are governed by the Minnesota Business Corporation Act. There are 120 million authorized shares of voting common stock with no par value. Shares of common stock reacquired are considered unissued shares. During 1992, we reacquired
793,000 of our common shares for a total cost of $57.7 million. We reduced our capital stock account for the cost of these repurchases in proportion to the percentage of shares reacquired, with the remainder of the cost charged to retained earnings.


Undesignated Shares - Our articles of incorporation allow us to issue 5 million undesignated shares. The board of directors may designate the type of shares and set the terms thereof. The board designated 1,450,000 of these shares as Series B Convertible Preferred Stock in connection with the formation of our Preferred Stock
Ownership Plan (PSOP). The board designated 50,000 shares as Series A Junior Participating Preferred Stock in connection with the establishment of our Shareholder
Protection Rights Plan.

 A summary of our common stock activity for the last three years is as follows:

                                        Year Ended December 31
(Number of Shares)                   1993        1992         1991
                                     ----        ----         ----
Outstanding at beginning
  of year                      42,059,277  42,521,242   42,234,029
Issued under stock option
  and other incentive plans       297,907     329,599      289,945
Issued upon conversion
  of preferred stock                2,566       1,064          353
Reacquired                         (2,412)   (792,628)      (3,085)
                               ----------  ----------   ----------
Outstanding at end of year     42,357,338  42,059,277   42,521,242
                               ==========  ==========   ==========

Dividend Restrictions - We primarily depend on dividends from our subsidiaries to pay dividends to our shareholders, service our debt and pay expenses.
Various state laws and regulations limit the amount of dividends we may receive from our underwriting subsidiary. We have received regulatory approval for our underwriting subsidiary to pay us cash dividends of up to $300 million in 1994 in addition to a dividend of the capital stock of its U.K.-based underwriting operation. During 1993, dividends received from our underwriting subsidiary amounted to $200 million.


Shareholder Protection Rights Plan - Our Shareholder
Protection Rights Plan is designed to protect the interests of our shareholders in the event of unsolicited and unfair or coercive attempts to acquire control of the company. Our shareholders own one right for each common share owned which would enable them to initiate specified actions to protect their interests.
We may redeem this right under circumstances specified in the plan.

Note 10

COMMITMENTS AND CONTINGENCIES

Investment Commitments - We have long-term commitments to fund venture capital and real estate investments totaling $71.0 million as of Dec. 31, 1993. We estimate these commitments will be paid as follows: $26.6 million in 1994; $22.0 million in 1995; $14.6 million in 1996; $7.3 million in 1997; and $0.5 million in 1998.


Lease Commitments - A portion of our business activities is carried on in rented premises. We also enter into leases for equipment, such as office machines and computers. Our total rental expense was $74.9 million in 1993, $92.8 million in 1992 and $78.1 million in 1991.

 Certain leases are noncancelable, and we would remain responsible for payment even if we stopped using the space or equipment. On Dec. 31, 1993, the minimum annual rents for which we would be liable under these types of leases are as follows: $63.9 million in 1994, $53.3 million in 1995, $41.9 million in 1996, $33.9 million in 1997, $29.5 million in 1998 and $119.1 million thereafter.


Legal Matters - In the ordinary course of conducting business, our operations have been named as defendants in various lawsuits. Some of these lawsuits attempt to establish liability under insurance contracts issued by our underwriting operations. Plaintiffs in these lawsuits are asking for money damages or to have the court direct the activities of our operations in certain ways. In some cases, plaintiffs seek to establish coverage for their liability under environmental protection laws.

 We believe that the total amounts that we and our subsidiaries will ultimately have to pay in all of these lawsuits will have no material effect on our overall financial position.


Note 11

ACQUISITION OF ECONOMY

On Aug. 31, 1993, we acquired Economy from Kemper
Corporation. Economy is a personal insurance underwriter with 1993 net written premiums of approximately $384 million. Our investment in Economy totaled approximately $395 million. This included a $100 million contribution of securities to the capital of Economy, with the remainder paid in cash to Kemper
Corporation. We recorded goodwill of approximately $142 million that we are amortizing over 15 years.

 We accounted for the acquisition as a purchase. As a result, Economy's results were included in our consolidated results from the date of purchase.
Consolidated results would not have been materially different had this acquisition been completed at the beginning of 1991.

Note 12

SALE OF MINORITY INTEREST IN NUVEEN

In May 1992, we sold a minority interest in our investment banking-asset management subsidiary, The
John Nuveen Company. The sale generated pretax proceeds of $137.1 million, and resulted in a pretax gain of $98.3 million. We retained approximately 74 percent ownership in Nuveen.

 We continue to consolidate 100 percent of Nuveen's assets, liabilities, revenues and expenses, with reductions on the balance sheet and statement of operations for the minority interest sold. The minority interest represents the minority shareholders' proportionate interest in Nuveen's equity and earnings.
Minority interest of $71.9 million and $54.4 million was recorded in other liabilities at the end of 1993 and 1992, respectively.


Note 13

REINSURANCE

Our financial statements reflect the effects of assumed and ceded reinsurance transactions. Assumed reinsurance refers to our acceptance of certain insurance risks that other insurance companies have underwritten. Ceded reinsurance means other insurance companies agree to share certain risks with us. The primary purpose of ceded reinsurance is to protect us from potential losses in excess of what we are prepared to accept.

 Effective Jan. 1, 1993, we implemented SFAS No. 113,
"Accounting and Reporting for Reinsurance of Short-
Duration and Long-Duration Contracts." This statement requires us to report balances pertaining to reinsurance transactions "gross" on the balance sheet.
We now record reinsurance recoverables on unpaid losses and ceded unearned premiums as assets, in contrast to our prior practice of netting these amounts against the corresponding insurance reserves. Adoption of SFAS No.
113 had no impact on net income or common shareholders' equity.

 The largest portion (approximately 17%) of our total reinsurance recoverables and ceded unearned premiums was with General Reinsurance Corporation. That company is rated "A++" by A.M. Best, "Aaa" by Moody's and "AAA" by Standard & Poor's for its property-liability insurance claims-paying ability.

We expect the companies to which we have ceded reinsurance to honor their obligations. In the event these companies are unable to honor their obligations to us, we will pay these amounts. We have established allowances for possible nonpayment of amounts due to us. The effect of assumed and ceded reinsurance on premiums written, premiums earned and insurance losses and loss adjustment expenses is as follows:


                                   Year Ended December 31
(In thousands)                 1993        1992         1991
                            -------     -------      -------
PREMIUMS WRITTEN
Direct                   $3,053,532  $3,011,879   $3,081,944
Assumed                     686,557     636,587      697,221
Ceded                      (561,544)   (506,047)    (545,436)
                           --------    --------     --------
  Net premiums written   $3,178,545  $3,142,419   $3,233,729
                          =========   =========    =========

PREMIUMS EARNED
Direct                   $3,021,203  $3,027,243   $2,985,674
Assumed                     680,626     661,505      707,857
Ceded                      (523,491)   (545,502)    (547,293)
                           --------    --------     --------
  Net premiums earned     3,178,338  $3,143,246   $3,146,238
                          =========  ==========    =========

INSURANCE LOSSES AND
LOSS ADJUSTMENT EXPENSES
Direct                   $1,968,839  $2,304,848   $2,060,588
Assumed                     721,141   1,034,594      743,921
Ceded                      (386,242)   (649,396)    (438,940)
                           --------    --------     --------
  Net insurance losses
   and loss adjustment
   expenses              $2,303,738  $2,690,046   $2,365,569
                          =========   =========    =========

Note 14

STATUTORY ACCOUNTING PRACTICES

Our U.S.-based underwriting operations are required to file financial statements with state regulatory authorities. The accounting principles used to prepare these statutory financial statements differ from GAAP.
On a statutory accounting basis, our U.S.-based underwriting operations reported net income of $441.1 million in 1993, $185.0 million in 1992 and $156.3 million in 1991. Statutory surplus (shareholder's equity) of these operations was $1.8 billion and $1.6 billion as of Dec. 31, 1993 and 1992, respectively.


Note 15

SEGMENT INFORMATION

Geographic Areas - We provide international broking services and property-liability insurance coverages.
The following summary presents financial data based on the location of our operations:

                                  Year Ended December 31
(In thousands)                 1993        1992         1991
                          ---------   ---------    ---------
REVENUES
U.S.                    $ 3,875,545 $ 3,963,203  $ 3,866,797
Non-U.S.                    584,627     535,489      484,903
                            -------     -------     --------
    Total revenues      $ 4,460,172 $ 4,498,692  $ 4,351,700
                          =========   =========    =========

INCOME (LOSS)
BEFORE INCOME TAXES
U.S.                     $  559,512  $  145,477   $  556,772
Non-U.S.                    (36,906)   (370,540)     (28,711)
                            -------     -------     --------
    Total income (loss)
     before income taxes $  522,606  $ (225,063)  $  528,061
                            =======     =======      =======

                                      December 31
(In thousands)                 1993        1992         1991
                          ---------   ---------    ---------
IDENTIFIABLE ASSETS
U.S.                    $14,703,637 $13,166,460  $12,551,073
Non-U.S.                  2,445,559   2,225,594    2,193,644
                         ----------  ----------   ----------
    Total assets        $17,149,196 $15,392,054  $14,744,717
                         ==========  ==========   ==========

Industry - Our industry segments consist of underwriting, insurance brokerage and investment banking-asset management. The following summary presents revenues, income (loss) before income taxes and identifiable assets for each industry segment.
Revenues and pretax income (loss) for each segment include its respective investment income. The insurance brokerage segment's fees and commissions include intercompany commissions which are eliminated when we consolidate our operations.



                                      Year Ended December 31
(In thousands)                      1993        1992         1991
                               ---------   ---------   ----------
REVENUES
Underwriting:
  Specialized commercial      $ 1,011,439 $ 1,050,936  $ 1,122,561
  Medical services                688,980     722,172      685,402
  Business insurance              531,465     676,265      699,225
  Reinsurance                     395,008     361,093      375,427
  Personal insurance              372,734     206,746      198,212
  International                   178,712     126,034       65,411
                               ----------  ----------   ----------
    Total premiums earned       3,178,338   3,143,246    3,146,238
  Net investment income           646,396     642,301      640,856
  Realized investment gains        49,429      60,351       34,880
  Other                            31,723      24,985       24,077
                               ----------  ----------   ----------
    Total underwriting          3,905,886   3,870,883    3,846,051
Insurance brokerage:
  Fees and commissions            294,579     290,081      293,646
  Net investment income            21,213      29,444       40,441
  Other                             4,725       8,267        9,009
                               ----------  ----------   ----------
    Total insurance brokerage     320,517     327,792      343,096
Investment banking-
   asset management               245,732     221,182      180,238
                               ----------  ----------   ----------
    Total industry segments     4,472,135   4,419,857    4,369,385
Parent company and
   consolidating eliminations     (11,963)     78,835      (17,685)
                               ----------  ----------   ----------
    Total revenues            $ 4,460,172 $ 4,498,692  $ 4,351,700
                                =========   =========    =========



INCOME (LOSS) BEFORE
   INCOME TAXES
Underwriting:
  Specialized commercial      $   (89,490) $ (170,765)  $  (40,595)
  Medical services                132,922     151,906      149,326
  Business insurance              (70,602)   (142,001)    (119,606)
  Reinsurance                     (44,866)   (314,355)    (126,104)
  Personal insurance              (15,548)    (43,835)     (13,031)
  International                   (62,671)    (47,836)     (13,772)
                                 --------    --------     --------
    Total GAAP underwriting
           result                (150,255)   (566,886)    (163,782)
  Net investment income           646,396     642,301      640,856
  Realized investment gains        49,429      60,351       34,880
  Other                           (38,389)    (54,634)     (25,891)
                                 --------    --------     --------
    Total underwriting            507,181      81,132      486,063
Insurance brokerage               (12,629)   (432,527)       9,432
Investment banking-
    asset management:
  Pretax income before
       minority interest          111,663      97,866       77,481
  Minority interest               (29,076)    (15,405)           -
                                 --------    --------     --------
    Total investment banking-
         asset management          82,587      82,461       77,481
                                 --------    --------     --------
    Total industry segments       577,139    (268,934)     572,976
Parent company and
    consolidating eliminations    (54,533)     43,871      (44,915)
                                 --------    --------     --------
    Total income before
     income taxes              $  522,606 $  (225,063)  $  528,061
                                 ========    ========     ========

                                           December 31
(In thousands)                       1993        1992         1991
                                  -------      ------      -------
IDENTIFIABLE ASSETS
Underwriting                  $15,144,260 $13,682,466  $12,740,545
Insurance brokerage             1,616,574   1,463,647    1,792,394
Investment banking-
   asset management               410,764     294,235      311,846
                              ----------- ----------- ------------
    Total industry segments    17,171,598  15,440,348   14,844,785
Parent company and
    consolidating eliminations    (22,402)    (48,294)    (100,068)
                              ----------- ----------- ------------
    Total assets              $17,149,196 $15,392,054  $14,744,717
                               ==========  ==========   ==========


Note 16


QUARTERLY RESULTS OF OPERATIONS (Unaudited)

An unaudited summary of our quarterly performance is shown below.

                                                      1993
                                   First      Second        Third      Fourth
(In thousands)                   Quarter     Quarter      Quarter     Quarter
                               ---------   ---------    ---------   ---------
Revenues                      $1,114,028  $1,069,338   $1,104,975  $1,171,831
Net income                        88,031     108,497      141,388      89,693
Net income per common share:
  Primary                           2.02        2.50         3.27        2.05
  Fully diluted                     1.95        2.41         3.14        1.98

                                                     1992
                                   First      Second        Third      Fourth
(In thousands)                   Quarter     Quarter      Quarter     Quarter
                               ---------   ---------    ---------   ---------
Revenues                      $1,099,209  $1,172,957   $1,125,114  $1,101,412
Income (loss) before cumulative
  effects of  accounting changes 105,788     143,122      (63,886)   (417,545)
Net income (loss)                182,271     143,122      (63,886)   (417,545)
Earnings (loss) per common share:
Primary:
  Income (loss) before cumulative
   effects of accounting changes    2.42        3.29        (1.56)      (9.99)
  Net income (loss)                 4.20        3.29        (1.56)      (9.99)
Fully diluted:
  Income (loss) before cumulative
   effects of accounting changes    2.33        3.15        (1.56)      (9.99)
  Net income (loss)                 4.03        3.15        (1.56)      (9.99)



                                                     1991
                                   First      Second        Third      Fourth
(In thousands)                   Quarter     Quarter      Quarter     Quarter
                               ---------   ---------    ---------   ---------
Revenues                      $1,021,167  $1,063,512   $1,125,780  $1,141,241
Net income                        84,171     103,712      107,747     109,432
Net income per common share:
  Primary                           1.94        2.39         2.49        2.52
  Fully diluted                     1.88        2.31         2.40        2.43

ITEM 5.  MARKET FOR THE REGISTRANT'S COMMON EQUITY
         AND RELATED STOCKHOLDER MATTERS.
         -------------------------------

Shareholder Information

Stock Trading

The company's stock is traded nationally on the New
York Stock Exchange, where it is assigned the symbol
SPC. The approximate number of holders of record, including individual owners, of our common stock was 7,550 as of Feb. 15, 1994.

 Options on the company's stock trade on the Chicago
Board Options Exchange, under the symbol SPQ.


Stock Price and Dividend Rate


The table below sets forth the amount of cash dividends declared per share and the high and low closing sales prices of company stock for each quarter during the past two years.

                                                  Cash
                                              Dividend
1993                        High         Low  Declared
                            ----         ---  --------
1st Quarter              $83 1/4     $75 1/2      $.70
2nd Quarter               82 7/8      78 1/2       .70
3rd Quarter               93 3/8      80 5/8       .70
4th Quarter               97          86 1/2       .70

Cash dividend paid in 1993 was $2.78.


                                                  Cash
                                              Dividend
1992                        High         Low  Declared
                            ----         ---  --------
1st Quarter              $74 3/4     $68 3/4      $.68
2nd Quarter               80 1/8      67           .68
3rd Quarter               80          69 3/8       .68
4th Quarter               78 1/4      68 1/4       .68

Cash dividend paid in 1992 was $2.69.