Form 10-K405, Exhibit 13
period 1994-12-31
ST PAUL COMPANIES INC /MN/
filed 1995-03-28
CIK 86312

 ITEM 7.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  Management's Discussion and Analysis

  THE ST. PAUL REPORTS RECORD EARNINGS IN 1994

  In a year marked by highly competitive market conditions in the property-liability insurance industry, we achieved our best underwriting result since 1988 and recorded our second consecutive year of record earnings. Pretax earnings in 1994 were driven by our underwriting segment, where fundamental improvements overcame catastrophe losses that were the third-worst in our history. Our insurance brokerage operation, Minet, continued to make progress in realigning its business structure. And our investment in The John Nuveen Company was once again profitable. However, functioning in a difficult market environment in 1994, Nuveen experienced a decline in earnings after its record results last year. In 1993, we experienced a dramatic improvement in our underwriting and insurance brokerage segments as we rebounded from 1992's unprecedented catastrophe losses and a $365 million write-down in Minet goodwill.

  The following table provides a consolidated overview of our results for the last three years:
                                                 Year Ended December 31
  (In millions)                                 1994      1993      1992
                                                ----      ----      ----
  Pretax earnings (loss):
   Underwriting ..........................      $561      $507       $81
   Insurance brokerage ...................       (10)      (13)     (433)
   Investment banking-asset management ...        72        83        82
   Parent company and
    consolidating eliminations ...........       (59)      (54)       45
                                                ----      ----      ----
    Pretax income (loss) .................       564       523      (225)
  Income tax expense .....................       121        95         7
                                                ----      ----      ----
    Net income (loss) before
     accounting changes...................       443       428      (232)
  Cumulative effects of
   accounting changes ....................         -         -        76
                                                ----      ----      ----
    Net income (loss) ....................      $443      $428     $(156)
                                                ====      ====      ====
    Per share* ...........................     $4.93     $4.73    $(1.94)
                                                ====      ====      ====

  *All per share amounts reflect the 2-for-1 stock split in 1994.


    Net income of $443 million in 1994 was the highest annual total in the company's history, surpassing last year's previous record of $428 million. Net income in 1993 included an income tax benefit of $15 million, or $0.17 per share, resulting from the impact of an increase in the

                                               (GRAPHIC IMAGE NO. 1-
                                                 SEE APPENDIX)

  statutory federal tax rate on our deferred tax asset. In 1992, our net loss was reduced by an after-tax gain of $65 million from our sale of a minority interest in The John Nuveen Company. Also in 1992, we implemented two new Statements of Financial
  Accounting Standards (SFAS) relating to income taxes and postretirement benefits, which in total reduced our net loss by $76 million.

    Our operating earnings, which exclude after-tax realized investment gains, were $414 million in 1994, compared with earnings of $387 million in 1993 and a loss of $334 million in 1992.

    Consolidated revenues increased 5% in 1994 to $4.7 billion, reflecting the incremental impact of including the results of Economy Fire & Casualty Company (Economy), acquired in August 1993, for a full year. In 1993, consolidated revenues were level with 1992, as increases in earned premiums and investment banking-asset management revenues were offset by a sharp decline in realized gains.

    The St. Paul's consolidated assets stood at $17.5 billion at the end of 1994, compared with total assets of $17.1 billion at year-end 1993. An $848 million decline in the carrying value of our fixed maturity investment portfolio masked underlying asset growth in 1994. We adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," as of Dec. 31, 1993, and began recording our fixed maturity portfolio at estimated market value on our balance sheet, with the corresponding unrealized appreciation, net of taxes, recorded in common shareholders' equity. Fixed maturity investments at the end of 1994 included $85 million of unrealized depreciation. Our adoption of SFAS No. 115 had no effect on net income or loss.

  OPERATIONAL REVIEW

  We operate in three industry segments - underwriting, insurance brokerage and investment banking-asset management. Our underwriting operation conducts business primarily under the name St. Paul Fire and Marine (Fire and Marine), which is our largest operation. Our two other underwriting operations are Reinsurance (St. Paul Re) and International. Minet, based in London, comprises our insurance brokerage segment. The John Nuveen Company, of which we own 77%, is an investment banking-asset management firm based in Chicago. On the pages that follow, we will analyze the pretax results of these segments for the last three years.

                                              (GRAPHIC IMAGE NO. 2-
                                                SEE APPENDIX)

                                              (GRAPHIC IMAGE NO. 3-
                                                SEE APPENDIX)

  UNDERWRITING RESULTS IMPROVE DESPITE COMPETITIVE MARKET

  Consolidated written premiums of $3.6 billion in 1994 grew 14% over 1993 premiums of $3.2 billion. Premium growth was centered in Personal & Business Insurance, which included the results for Economy for a full 12 months, and in Reinsurance, due to price increases, higher retentions and new business. In 1993, premiums were level with 1992, as increases in Personal & Business Insurance and Reinsurance were offset by a decline in Commercial volume.

    The following table provides a look at our consolidated GAAP underwriting results and combined ratios for the last three years and illustrates the fundamental improvement in underwriting performance after factoring out the impact of catastrophes in each year.

                                                 Year ended December 31
  (Dollars in millions)                         1994      1993     1992
                                                ----      ----     ----
  Actual:
   GAAP underwriting loss ................     $(113)    $(150)    $(567)
   Combined ratio ........................     102.3     104.5     117.8
  Adjustment:
   Catastrophe losses ....................     $(105)     $(62)    $(305)
   Impact on combined ratio ..............       3.1       1.9       9.7
                                                ----      ----     ----
  Excluding catastrophe losses:
   GAAP underwriting loss ................       $(8)     $(88)    $(262)
   Combined ratio ........................      99.2     102.6     108.1
                                                ----      ----     ----

    In 1994, the California earthquake, winter ice storms and summer hail storms ended the respite we enjoyed in 1993 from major catastrophes. Hurricane Andrew was the most significant catastrophe in 1992, severely impacting results in the underwriting segment.

    Reinsurance and Specialized Commercial were primary contributors to the improvement in noncatastrophe underwriting experience since 1992. In both operations, we have undertaken a variety of pricing and underwriting actions designed to reduce the volatility of underwriting results and ultimately provide for a higher quality book of business. Our successful efforts to restrain expense growth throughout the underwriting segment have also played a major role in improved underwriting results. Our underwriting expense ratio improved by 1.8 points from 1993, due to improved organizational efficiency and the acquisition of Economy. We continued to restructure Fire and Marine in 1994, an effort that began in 1993 with the goal of creating a more efficient and customer-focused organization by streamlining the processes by which we acquire business and provide service to our customers. In 1993, we recorded restructuring charges of $21 million, primarily consisting of severance and relocation expenses. We incurred no additional restructuring charges in 1994.

    Pretax earnings in the underwriting segment of $561 million increased 11% over 1993 income of $507 million, reflecting improved underwriting results and increased investment income. Pretax investment income totaled $675 million in 1994, compared with $646 million and $642 million in 1993 and 1992, respectively. The increase in 1994 reflected the inclusion of Economy for a full year. For several years prior to 1994, investment income levels were stagnant due to a sustained period of falling interest rates.

  UNDERWRITING RESULTS BY OPERATION - The following table summarizes written premiums, underwriting results and combined ratios for each of our underwriting operations for the last three years. We made several reclassifications to 1993 and 1992 information to conform to our 1994 presentation. After the table, we take a closer look at 1994 results and a look ahead to 1995 for each operation.

                                 % of 1994       Year Ended December 31
  (Dollars in millions)   Written Premiums      1994      1993      1992
                          ----------------      ----      ----      ----
  SPECIALIZED COMMERCIAL
  Written premiums .............       30%    $1,086    $1,000    $1,058
  Underwriting result ..........                $(89)    $(116)    $(244)
  Combined ratio ...............               107.1     111.9     123.2

  PERSONAL & BUSINESS INSURANCE
  Written premiums .............       21%      $747      $486      $350
  Underwriting result ..........                $(35)     $(29)     $(63)
  Combined ratio ...............               104.6     105.8     117.7

  MEDICAL SERVICES
  Written premiums .............       19%      $690      $710      $712
  Underwriting result ..........                $118      $133      $152
  Combined ratio ...............                80.3      80.0      78.6

  COMMERCIAL
  Written premiums .............       11%      $418      $380      $499
  Underwriting result ..........                $(54)     $(58)    $(123)
  Combined ratio ...............               112.6     115.4     123.9

    TOTAL ST. PAUL FIRE AND MARINE
    Written premiums ...........       81%    $2,941    $2,576    $2,619
    Underwriting result ........                $(60)     $(70)    $(278)
    Combined ratio .............               101.0     102.6     110.5

  REINSURANCE
  Written premiums .............       14%      $513      $431      $343
  Underwriting result ..........                $(22)     $(18)    $(241)
  Combined ratio ...............               105.1     103.1     166.3

  INTERNATIONAL
  Written premiums .............        5%      $169      $172      $180
  Underwriting result ..........                $(31)     $(62)     $(48)
  Combined ratio ...............               117.6     135.9     132.1

    TOTAL
    Written premiums ...........      100%    $3,623    $3,179    $3,142
    Underwriting result ........               $(113)    $(150)    $(567)
    Combined ratio:
     Loss and loss expense ratio                72.1      72.5      85.6
     Underwriting expense ratio.                30.2      32.0      32.2
                                               -----     -----     -----
     Combined ratio.............               102.3     104.5     117.8
                                               =====     =====     =====
    Combined ratio including
     policyholders' dividends...               102.3     104.7     118.2
                                               =====     =====     =====

  Figures are on a GAAP basis, except for combined ratios, which are not derived from the GAAP financial statements.

  SPECIALIZED COMMERCIAL

  Specialized Commercial includes a number of our businesses that are organized according to market segments or along product lines. Market segments served include Construction, Technology, Financial Services, National Accounts and Public Sector Services. Product lines include Surety, Ocean Marine, Professional Liability, Surplus Lines and Special Property. Specialized Commercial also includes the results of our participation in insurance Pools.

  WRITTEN PREMIUMS - Specialized Commercial written premiums increased 9% in 1994 to $1.1 billion. Premium growth in 1994 was centered in Ocean Marine, Surplus Lines, Public Sector Services and Special Property. In all of these sectors, new business opportunities were available due to a decline in the number of insurers writing these types of coverages. Ocean Marine premiums of $94 million in 1994 increased $19 million over 1993, and premium volume in Surplus Lines grew 45% in 1994 to $76 million. Public Sector Services experienced a $10 million increase in written premiums in 1994. In addition, our increased participation in an industrial risk insurance pool contributed to premium growth in Pools. In market sectors characterized by high levels of competition, we experienced little or no premium growth. Construction, the largest sector of Specialized Commercial, posted 1994 written premiums of $210 million, up slightly over 1993. National Accounts volume declined 19% in 1994, and Technology written premiums were down 6% from 1993. In 1993, Specialized Commercial premiums were down 5% from 1992, primarily due to the conversion of workers' compensation business to high deductible programs.

  UNDERWRITING RESULT - Specialized Commercial's underwriting loss of $89 million in 1994 was $27 million less than 1993's loss of $116 million. The improvement in underwriting results was centered in those business sectors where we experienced premium growth. Ocean Marine posted an underwriting profit of $8 million due to the effect of favorable development on prior-year losses and new business. Special Property's underwriting result improved $10 million compared with 1993, as a result of improved current-year loss experience. In those sectors where premium volume declined or was flat with 1993, we experienced little or no improvement in bottom line results. Construction's underwriting loss increased to $29 million in 1994, up from $21 million in 1993 as a result of deterioration in loss experience. Technology's underwriting result improved by $3 million over 1993. In 1993, Specialized Commercial's underwriting result was $128 million better than 1992, primarily due to reduced losses on workers' compensation coverages and improved loss experience in most business sectors. Catastrophe losses did not have a major impact on Specialized Commercial results in 1994, 1993 or 1992.

  OUTLOOK FOR 1995 - We believe there is reasonable opportunity for profitable growth in Specialized Commercial. We anticipate that our Ocean Marine, Surplus Lines, Public Sector Services and Special Property units will continue to experience growth in 1995, assuming market conditions remain favorable. In Construction, Technology, National Accounts, Financial Services and Professional Liability, growth will be a challenge, as we expect no improvement in the marketplace. Our efforts in all of Specialized Commercial's businesses will focus on new product development with the purpose of acquiring new business by offering innovative coverages and superior service to individual market sectors.

  PERSONAL & BUSINESS INSURANCE

  Personal & Business Insurance provides property-liability insurance products for individuals and small-business owners. For individuals, we offer a variety of monoline and package coverages for personal property, such as homes and autos, and personal liability. For small-business owners, we market Package Accounts for Commercial Enterprises (PACE) policies for offices, retailers and family restaurants.

  WRITTEN PREMIUMS - Premiums written in Personal & Business
  Insurance increased 54% over 1993. Volume in 1994 reflects a full year of premiums produced by Economy, whereas 1993 included only four months of Economy premiums. Excluding the impact of Economy in both years, premium volume in this operation was down slightly from 1993. Premiums generated by our primary package policy, PAK II, increased 12% in 1994 as a result of growth in the number of accounts. However, PACE premium volume in 1994 declined 20% from 1993, reflecting the intensely competitive market environment that persists for small commercial accounts.

  UNDERWRITING RESULT - The underwriting loss deteriorated to $35 million in 1994, $6 million worse than 1993. Catastrophe losses in 1994 masked underlying improvement in this operation. Factoring out the impact of catastrophes, this operation posted underwriting losses of $6 million, $20 million and $32 million in 1994, 1993 and 1992, respectively. Our personal package and PACE sectors, largely unaffected by catastrophes, experienced a combined $18 million improvement in underwriting results in 1994. The underwriting expense ratio for Personal & Business Insurance improved by 3.9 points in 1994, reflecting the addition of Economy and the results of our expense management and efficiency efforts. Underwriting results in 1993 improved markedly over 1992 as a result of a decline in catastrophe losses and Economy's underwriting profit. Results in 1992 were severely impacted by catastrophe losses associated with Hurricane Andrew.

  OUTLOOK FOR 1995 - We expect the personal and small commercial market environment to become increasingly competitive; consequently, we will continue our aggressive efforts to increase efficiency and reduce costs in Personal & Business Insurance. Continuing the integration of Economy into our existing business structure will remain a priority in 1995.

                                           (GRAPHIC IMAGE NO. 4-
                                             SEE APPENDIX)

  MEDICAL SERVICES

  Medical Services offers medical professional liability, property and general liability insurance to the health care delivery system. Products include coverages for health care professionals (physicians and surgeons, dental professionals and nurses), individual health care facilities and entire systems, such as hospital networks and managed care systems. Specialized claim and loss control services are also integral components of Medical Services' insurance products. Medical Services operates through four major market sectors - Physicians and Surgeons, Health Care Facilities, Major Accounts and Other Professionals. Medical Services is the largest medical liability insurer in the United States, based on written premium volume.

  WRITTEN PREMIUMS - Medical Services' premium volume declined 3% in 1994 to $690 million. However, the number of Medical Services' physician and surgeon policyholders increased 2%, and the number of insured hospital beds increased 6%. The decrease in premium volume in the face of those increases is primarily due to an ongoing shift in our mix of business toward our Major Accounts sector, where higher self-insured retentions generate less written premiums. In 1993, written premiums were level with 1992, as an increase in Major Accounts volume was offset by declines in the Physicians and Surgeons and Other Professional sectors.

  UNDERWRITING RESULT - Medical Services' 1994 underwriting profit of $118 million represented the fifth consecutive year with a profit in excess of $100 million. The underwriting profits in 1993 and 1992 were $133 million and $152 million, respectively. Favorable prior-year loss experience was the dominant factor in underwriting profits for all three years.

  OUTLOOK FOR 1995 - New business initiatives and continued profitability mark the outlook for Medical Services. Our new business efforts will focus on building physicians and surgeons professional liability market share in states in which we either have not offered this coverage or have not focused on developing significant market share. We expect to continue our recent growth in coverages for the long-term care industry, and we plan to capitalize on opportunities arising from the consolidations, mergers and acquisitions that mark the current evolving health care delivery system.

  COMMERCIAL

  Commercial offers property and liability insurance to midsize commercial enterprises. This includes coverages for specific customer groups, such as museums and country clubs, as well as coverages designed for specific regional needs. Business coverages marketed include package, general liability, umbrella liability, commercial auto and fire, inland marine and workers' compensation.

  WRITTEN PREMIUMS - All sectors in Commercial contributed to this operation's 10% growth in 1994 premium volume. In the three years prior to 1994, our Commercial premiums declined sharply as a result of our efforts to reduce our exposures in certain lines of business where loss experience had been unacceptable, particularly workers' compensation coverages. Having substantially changed the mix of our book of business in 1993, we turned our attention in 1994 to acquiring new business and completing the restructuring of our Commercial operations. The ``middle market'' served by Commercial remains intensely competitive, and as a result, premium growth in 1994 is more a reflection of new business than price increases. In 1993, premiums declined by 24% from 1992 due to reduced workers' compensation business.

  UNDERWRITING RESULT - Commercial's underwriting loss declined slightly in 1994, to $54 million from $58 million in 1993. Deterioration in loss experience for general liability coverages was offset by improved results in workers' compensation and inland marine and a decline in involuntary costs. Catastrophe losses were not significant in 1994 or 1993. The underwriting expense ratio in Commercial was slightly below 1993, an encouraging indication that our efforts to streamline this operation are paying off with bottom line results. The $58 million underwriting loss in 1993 was less than half the 1992 loss, primarily due to a decline in catastrophe losses that severely impacted results in 1992.

  OUTLOOK FOR 1995 - We will continue to pursue new business opportunities in Commercial. Our challenge in growing this business will be to maintain underwriting discipline in evaluating new business. We believe the new structure of this operation will allow us to maintain our favorable loss ratio while we strive to reduce our expense ratio.

  REINSURANCE

  Our Reinsurance business operates under the name St. Paul Re, which underwrites reinsurance from its New York and London offices for North American and international property-liability insurance companies. St. Paul Re obtains business primarily through the broker or intermediary market, writing both treaty and facultative reinsurance for property, liability, ocean marine and certain specialty classes.

  WRITTEN PREMIUMS - Reinsurance premiums increased 19% in 1994, primarily due to the combined impact of price increases, higher retentions and new business. Premium growth was particularly strong for nonmarine treaty business written in London, due to a favorable rate environment, which made new business opportunities more attractive. Written premiums in 1993 increased 26% over 1992, primarily due to price increases on most property reinsurance coverages. Severe worldwide catastrophe losses in the early 1990s heightened the demand for and led to increased rates on catastrophe reinsurance, which contributed to our premium growth in both 1994 and 1993.

  UNDERWRITING RESULT - The 1994 underwriting loss of $22 million was only slightly worse than the 1993 loss of $18 million, in spite of an $18 million increase in catastrophe losses in 1994. Reinsurance experienced a $47 million loss associated with the California earthquake in January 1994. Excluding the impact of catastrophes in both years, Reinsurance posted a profit of $21 million in 1994, compared with a profit of $6 million in 1993. A favorable pricing environment for most property reinsurance products over the last two years, coupled with improving loss experience, has resulted in a reduction in noncatastrophe underwriting losses. Ocean Marine reinsurance results also contributed to the improvement over 1993. In 1993, a significant decline in catastrophe losses accounted for the marked turnaround in underwriting results compared with 1992, when Hurricane Andrew and a host of other weather-related disasters had a severe impact on reinsurance results.

  OUTLOOK FOR 1995 - We anticipate additional premium growth as a result of our agreement in late 1994 to purchase the book of international property-liability reinsurance from a reinsurance underwriting subsidiary of the CIGNA Corporation.
  We believe the opportunity for new and renewal accounts offered by this book of business fits well with St. Paul Re's efforts to expand the scope of its international operations. The incremental impact of this purchase on 1995 written premiums will depend on the extent to which existing business is renewed and new business is developed. Our challenge in 1995 will be to maintain adequate pricing levels to avoid the severe cyclical swings that have marked the reinsurance market in recent years.

  INTERNATIONAL

  International includes primary insurance written outside the United States, mainly in the United Kingdom, Canada, Spain and the Republic of Ireland, and multinational accounts. International offers a range of commercial and personal lines products and services tailored to meet the unique needs of customers located outside the United States.

  WRITTEN PREMIUMS - International written premiums of $169 million in 1994 declined slightly from 1993. We undertook steps in 1994 to improve the quality of our book of international business, including changing the mix of our business to focus more on commercial accounts and less on personal coverages. Premium volume for commercial coverages underwritten in the United Kingdom increased 31% in 1994, while U.K. personal insurance premium volume declined 28% from 1993 levels, as we reduced the number of policies written on high-risk motorists. Premiums written in Canada were level with 1993. In 1993, premiums declined 5% from 1992, primarily as a result of a decline in personal insurance volume in the United Kingdom.

  UNDERWRITING RESULT - The underwriting loss of $31 million in 1994 was half the 1993 loss, and the improvement spanned virtually all major sectors of International. Underwriting results in Canada were $13 million better than 1993, led by improved current-year loss experience in general commercial business. In the United Kingdom, both the commercial and personal sectors made progress, posting a combined $14 million improvement in underwriting results. In 1993, the underwriting loss deteriorated to $62 million, from $48 million in 1992, due to adverse loss development on commercial business written in both Canada and the United Kingdom.

  OUTLOOK FOR 1995 - Our plans include expanding both our product lines and geographic coverage. In Canada, we will pursue market share in several specialty niche markets, and in the United Kingdom, new business initiatives will focus on specific customer groups in both commercial and personal market sectors. We plan to expand our international business in Europe. Reducing underwriting losses in our existing operations will be a priority in 1995.

                                           (GRAPHIC IMAGE NO. 5-
                                               SEE APPENDIX)

                                           (GRAPHIC IMAGE NO. 6-
                                               SEE APPENDIX)

  RESERVES FOR LOSSES AND LOSS ADJUSTMENT EXPENSES

  Loss reserves constitute 64% of our consolidated liabilities. We establish reserves that reflect our estimates of the total losses and loss adjustment expenses we will ultimately have to pay under insurance and reinsurance policies. These include losses that have been reported but not settled and losses that have been incurred but not yet reported to us (IBNR). Loss reserves are established on an undiscounted basis after reductions for deductibles and estimates of salvage and subrogation. These reductions totaled $669 million, and $611 million at the end of 1994 and 1993, respectively.

    For reported losses, we establish reserves on a "case" basis within the parameters of coverage provided in the related policy. For IBNR losses, we estimate reserves using established actuarial methods. Our case and IBNR loss reserve estimates reflect such variables as past loss experience, social trends in damage awards, changes in judicial interpretation of legal liability and policy coverages, and inflation. We take into account not only monetary increases in the cost of what we insure, but also changes in societal factors that influence jury verdicts and case law and, in turn, claim costs.

    Due to the nature of many of the coverages we offer, which involve claims that may not be settled for many years after they are incurred, subjective judgments as to our ultimate exposure to losses are an integral and necessary component of our loss reserving process. We continually review our reserves, using a variety of statistical and actuarial techniques to analyze current claim costs, frequency and severity data, and prevailing economic, social and legal factors. We adjust reserves established in prior years as loss experience develops and new information becomes available. Adjustments to previously estimated reserves are reflected in our financial results in the periods in which they are made.

  RECONCILIATION OF LIABILITY FOR LOSSES AND LOSS ADJUSTMENT
  EXPENSES (LAE) - The accompanying table presents a reconciliation of beginning and ending consolidated loss reserves for the last three years.

                                                 Year Ended December 31
  (In millions)                                 1994      1993      1992
                                                ----      ----      ----
  Loss and LAE reserves at beginning
   of year, as reported ..................    $9,185    $8,813    $8,246
  Less reinsurance recoverables on
   unpaid losses at beginning of year ....    (1,545)   (1,606)   (1,558)
                                               -----     -----     -----
    Net loss and LAE reserves
     at beginning of year.................     7,640     7,207     6,688
  Economy reserves at acquisition ........         -       280         -
  Provision for losses and
    LAE for claims incurred:
    Current year .........................     2,790     2,527     2,941
    Prior years ..........................      (328)     (223)     (251)
                                               -----     -----     -----
     Total incurred.......................     2,462     2,304     2,690
  Losses and LAE payments for
   claims incurred:
    Current year .........................      (667)     (580)     (708)
    Prior years ..........................    (1,566)   (1,547)   (1,452)
                                               -----     -----     -----
     Total paid...........................    (2,233)   (2,127)   (2,160)
  Unrealized foreign exchange loss (gain)         21       (24)      (11)
                                               -----     -----     -----
     Net loss and LAE reserves
     at end of year ......................     7,890     7,640     7,207
  Plus reinsurance recoverables on
    unpaid losses at end of year .........     1,533     1,545     1,606
                                               -----     -----     -----
     Loss and LAE reserves at
     end of year, as reported  ...........    $9,423    $9,185    $8,813
                                               =====     =====     =====

    In each of the years shown in the table, we have recorded reductions in the loss provision for claims incurred in prior years. This recurring favorable development on prior-year losses runs contrary to the experiences of many of our peers in the property-liability insurance industry. Prior-year reserve strengthening has essentially become the industry norm over the last several years, as changes in social, economic and judicial factors and the emergence of pollution and asbestos claims have increased the estimated costs of settling insurance claims. A number of factors have contributed to our divergence from industry norms. First, we write more medical liability coverages than any of our peers, and that market has experienced a relatively favorable claims environment for the last seven years. Second, we have experienced a comparatively lower amount of adverse development on pollution and asbestos claim losses relative to our peers on commercial policies written prior to 1985. Third, we believe that generally, our reserving philosophy is more conservative than others in the industry.

    In all three years in the table, our Medical Services operation accounted for a significant amount of the favorable prior-year loss development. Our conservative reserving philosophy in this operation has evolved over time and is the product of many years of experience underwriting coverages in this unique and often volatile market. The nature of medical liability claims is such that changes in the frequency and severity of claims can occur suddenly, but it can be several years before we know how these changes will ultimately impact us. Since 1987, the medical liability claims environment has been favorable, but our response in terms of pricing and

                                              (GRAPHIC IMAGE NO. 7-
                                                  SEE APPENDIX)

  reserving has been cautious and gradual, since prior experience in this line of business has shown that reserves previously believed to be adequate can revert to deficiency in a short period of time due to shifting trends in social, legal and regulatory factors.

    In 1994, we also experienced favorable prior-year loss development in several of our Specialized Commercial business sectors, particularly general liability and workers' compensation coverages. Improvement in claim experience and changes in economic, social and legal trends since reserves were established caused us to reduce our estimate of the ultimate cost of losses incurred in these sectors.

  ENVIRONMENTAL POLLUTION AND ASBESTOS CLAIMS

  Our underwriting operations continue to receive claims under policies written many years ago alleging injuries from environmental pollution or alleging covered property damages for the cost to clean up polluted sites. We have also received asbestos claims arising out of product liability coverages under general liability policies. Significant legal issues, primarily pertaining to issues of coverage, exist with regard to our alleged liability for both pollution and asbestos claims. In our opinion, court decisions in certain jurisdictions have tended to expand insurance coverage beyond the intent of the original policies.

    Our ultimate liability for pollution claims is extremely difficult to estimate. Insured parties have submitted claims for losses not covered in the insurance policy, and the ultimate resolution of these claims may be subject to lengthy litigation, making it difficult to estimate our potential liability. In addition, variables, such as the length of time necessary to clean up a polluted site and controversies surrounding the identity of the responsible party and the degree of remediation deemed necessary, make it difficult to estimate the total cost of a pollution claim. Estimating our ultimate liability for asbestos claims is equally difficult. The primary factors influencing our estimate of the total cost of these claims are case law and a history of prior claim development, both of which are still developing.

    Because of the significant uncertainties associated with pollution and asbestos claims and the likelihood that they will not be resolved in the near future, we are unable to estimate our ultimate exposure to these claims and cannot quantify a range of reasonably possible losses in addition to recorded reserves. Consequently, our results of operations in future periods may be materially impacted by these claims. However, we believe it is unlikely that such claims will materially impact our financial position or liquidity.

    Prior to 1994, we made no specific allocation for pollution or asbestos claims of our IBNR (incurred but not reported) reserves, but rather identified reserves only for reported claims (case reserves). In the third quarter of 1994, we specifically allocated for pollution and asbestos claims a portion of previously established IBNR reserves.

    The following table represents a reconciliation of total gross and net pollution reserve development for each of the years in the three-year period ended Dec. 31, 1994. Amounts in the ``net'' column are reduced by reinsurance.

                                  1994           1993           1992
                                  ----           ----           ----
  (In millions)               Gross    Net   Gross    Net   Gross    Net
                              -----    ---   -----    ---   -----    ---
  Pollution
  Beginning reserves ......    $105    $73     $88    $62     $76    $55
  Incurred losses .........      71     56      32     22      30     20
  IBNR allocation .........     132     95       -      -       -      -
  Paid losses .............     (33)   (24)    (15)   (11)    (18)   (13)
                                ---    ---     ---    ---     ---    ---
  Ending reserves .........    $275   $200    $105    $73     $88    $62
                                ===    ===     ===    ===     ===    ===

    At Dec. 31, 1994, approximately 70% of our total gross pollution reserves represented reserves for claims on direct business written in the United States by Fire and Marine. The balance of our pollution reserves consisted of estimated losses on reinsurance we have assumed.

  Many significant pollution claims currently being brought against insurance companies arise out of contamination that occurred 20 to 30 years ago, a time frame during which Fire and Marine's commercial book of business was largely composed of small- to medium-size businesses without significant exposure to pollution liability. In addition, we believe that our current mix of domestic commercial business carries a relatively low risk of significant pollution liability. Finally, since 1970, our Commercial General Liability policy form has included a specific pollution exclusion and, since 1986, the industry standard absolute pollution exclusion.

    The following table represents a reconciliation of total gross and net reserve development for asbestos claims for each of the years in the three-year period ended Dec. 31, 1994:

                                  1994           1993           1992
                                  ----           ----           ----
  (In millions)               Gross    Net   Gross    Net   Gross    Net
                              -----    ---   -----    ---   -----    ---
  Asbestos
  Beginning reserves ......     $62    $48     $70    $54     $65    $54
  Incurred losses .........      13     14      17     15      25     17
  IBNR allocation .........     127     95       -      -       -      -
  Paid losses .............     (17)   (12)    (25)   (21)    (20)   (17)
                                ---    ---     ---    ---     ---    ---
  Ending reserves .........    $185   $145     $62    $48     $70    $54
                                ===    ===     ===    ===     ===    ===

    Most of the asbestos claims we have received pertain to policies written prior to 1986. Since 1986, our Commercial General Liability policy has used the industry standard absolute pollution exclusion, which we believe applies to asbestos claims.

    Total gross pollution and asbestos reserves at Dec. 31, 1994, of $460 million represented approximately 5% of gross consolidated reserves of $9.4 billion.

  LEGAL MATTERS

  In 1994, Fire and Marine was added as a defendant to Weatherford Roofing Company, et al. vs. Employers National Insurance Company, et al., a purported class action. The plaintiffs claim (among other things) that approximately 300 insurance companies have overcharged customers for retrospectively rated workers' compensation insurance in Texas between 1987 and 1992. In the course of responding to the complaint, we determined that in certain instances we made charges in excess of the filed and approved regulated rates for retrospectively rated workers' compensation insurance, both in Texas and other states. We are in the process of making refunds with interest in all affected states, and the judge has approved the settlement of the Texas case.

    Our results in 1994 include an accrual of approximately $45 million to cover substantially all of the costs of all such premium refunds, interest and related expenses. The majority of this accrual was recorded in our Specialized Commercial operation.

                                            (GRAPHIC IMAGE NO. 8-
                                                SEE APPENDIX)
  INVESTMENTS

  Our investment strategy mirrors our corporate philosophy - maximizing shareholder return while maintaining financial integrity. Our underwriting operations' investment portfolio is dominated by fixed maturities. Our primary objective is to maintain a widely diversified, high-quality portfolio structured to maximize investment income while minimizing credit risk. We manage the mix of portfolio maturities to complement anticipated insurance loss pay-out patterns. We also invest in other investment classes such as equity securities, real estate and venture capital, which have the potential for higher returns but also involve a greater degree of risk, including uncertain rates of return and less liquidity.

    Funds to build our investment portfolio originate from underwriting cash flows, which consist of the excess of premiums collected over losses and expenses paid, and investment cash flows, which consist of income on existing investments and proceeds from sales and maturities of investments. Our underwriting and investment cash flows have been strong for the last several years, and, consequently, our investment portfolio has continued to grow. However, a sustained period of declining interest rates prior to 1994 has resulted in stagnant investment income levels. Our underwriting segment's pretax investment income in 1994 was $675 million, compared with $646 million and $642 million in 1993 and 1992, respectively. The increase in 1994 was primarily due to Economy (acquired in August 1993) being included in our results for a full 12-month period.

    We have limited involvement with derivative financial instruments to hedge against fluctuations in interest rates, equity security values and foreign currency values, and to generate income. We do not participate in the derivatives market for trading or speculative purposes.

                                              (GRAPHIC IMAGE NO. 9-
                                                  SEE APPENDIX)

    The following table provides a look at the composition and carrying value of our underwriting segment's investment portfolio for the last three years, followed by more information about each of the major investment classes.

                                                       December 31
  (In millions)                                 1994      1993      1992
                                                ----      ----      ----
  Fixed maturities .......................    $8,938    $9,249    $7,826
  Equities ...............................       490       516       471
  Real estate ............................       528       489       435
  Venture capital ........................       330       298       231
  Short-term investments .................       342       269       213
  Other investments ......................        47        47        56
                                              ------    ------     -----
    Total investments ....................   $10,675   $10,868    $9,232
                                              ======    ======     =====

  FIXED MATURITIES - This is the largest of our asset classes, comprising 84% of total underwriting investments at the end of 1994. This portfolio primarily consists of high-quality, intermediate-term taxable U.S. government, agency and corporate bonds and tax-exempt U.S. municipal bonds. Taxable bonds account for 54% of total fixed maturities, up from 50% in 1993. Approximately 95% of our fixed maturities are rated at investment-grade levels (BBB or better). The remainder of the portfolio consists of nonrated securities, most of which, in our opinion, would be considered investment-grade quality if rated.

    The carrying values for 1994 and 1993 in the foregoing table represent market value, while 1992 is stated at amortized cost. At the end of 1993, we classified our entire portfolio as "available for sale" and marked it to market in accordance with SFAS No. 115. At that time, with interest rates at a 20-year low, the market value of our portfolio was $758 million higher than its amortized cost. In 1994, as interest rates took a sharp upward turn, this unrealized appreciation was completely eroded, and the year-end 1994 carrying value is $78 million below amortized cost. A clearer picture of the real growth in this investment class emerges when comparing the amortized cost of these securities at the end of the last three years: $9.0 billion in 1994, $8.5 billion in 1993 and $7.8 billion in 1992. This represents a compound annual growth rate of 7% over the last two years.

    Despite these increases, fixed maturity investment income for these years - $637 million in 1994, $618 million in 1993, and $614 million in 1992 - has not grown at the same rate. (The 1994 total includes the incremental impact of Economy.) Declining yields available on new fixed maturity investments relative to higher yields on maturing investments over the last several years have prevented any meaningful investment income growth. The upward turn in interest rates in 1994 affected only new investments and did not appreciably impact investment income for the year.

  EQUITIES - Our equity holdings account for 5% of the underwriting segment's total investments and consist of a diversified portfolio of common stocks. In 1994, we recorded dividend income of $13 million on this portfolio, compared with $12 million in both 1993 and 1992. Realized gains from sales of equity securities totaled $20 million in 1994. Comparable gains in 1993 and 1992 were $43 million and $62 million, respectively. This portfolio's carrying value at the end of 1994 included $29 million of unrealized appreciation.

                                          (GRAPHIC IMAGE NO. 10-
                                              SEE APPENDIX)

                                          (GRAPHIC IMAGE NO. 11-
                                              SEE APPENDIX)

  REAL ESTATE - Our real estate holdings consist of direct and joint venture equity investments, primarily in commercial office and warehouse properties geographically distributed around the United States. We do not have a portfolio of real estate mortgage loans. In 1994, we recorded pretax investment income of $28 million and experienced strong operational cash flows from these properties.

  VENTURE CAPITAL - This investment class consists of private investments spanning a variety of industries, with a particular concentration on information technology, health care and retail firms. The carrying value of this portfolio at year-end 1994 included $69 million of unrealized appreciation. We recorded $18 million of realized gains from sales of venture capital investments in 1994, compared with $24 million in 1993. In 1992, we incurred a minimal realized loss on venture capital sales.

  OUTLOOK FOR 1995 - We expect the sharp upward move in interest rates that occurred in 1994 will contribute to investment income growth, as we make new investments at these higher rates. There will be no major changes in our investment strategy - taxable, investment-grade, intermediate-term securities will still be our focus for new fixed maturity purchases. We will begin investing directly in equity securities issued by foreign corporations on a limited basis in 1995.

  INSURANCE BROKERAGE SHOWS MODEST IMPROVEMENT

  Our insurance brokerage segment, Minet, provides insurance and reinsurance broking and risk advisory services for major corporations and large professional organizations worldwide. In recent years, Minet's operating results have been negatively impacted by excess capacity in worldwide insurance markets and the increasing trend away from commissions and toward fees as a basis of determining prices for services performed. Minet's pretax loss of $10 million in 1994 represented a slight improvement over 1993's loss of $13 million. In 1992, Minet's pretax loss of $433 million was driven by a $365 million goodwill write-down and a $39 million provision for reorganization costs and other nonrecurring charges.

    Minet is engaged in retail, wholesale and reinsurance broking on a worldwide basis. Retail brokers act on behalf of organizations such as corporations and partnerships by providing risk management advisory services and securing insurance coverages. Wholesale brokers act on behalf of retail brokers by procuring specialty insurance coverages. Reinsurance brokers act as intermediaries to service the reinsurance needs of insurers. Minet is a broker of specialized coverages, such as professional indemnity, directors and officers, financial institutions, energy, technology and construction. Minet has focused its business on specialty products and industries that have been successful in the past or that have significant potential for success in the future.

    Brokerage fees and commissions increased 7% to $316 million in 1994, reflecting growth in Minet's reinsurance and wholesale brokerage operations and additional revenues contributed by several newly acquired specialty brokerage firms. Expenses increased in 1994 as a result of the expansion of retail specialty broking teams. In 1993, Minet's operating expenses declined due to aggressive expense control measures and integration efforts. During the past three years, we have made $142 million in capital contributions to Minet to enhance liquidity and facilitate the acquisition of several specialty brokers.

    Minet's reinsurance brokerage operation recorded an increase in pretax earnings in 1994, driven by growth in brokerage fees and commissions and investment income. Tightened capacity in the worldwide reinsurance market, due to severe catastrophes in the early 1990s, has resulted in increased demand for Minet's reinsurance brokerage services. Retail and wholesale brokerage operations also posted modestly improved results in 1994. However, Minet experienced a decline in earnings from its Global Professional Services unit, which provides brokerage and advisory services to the world's largest accounting firms.

    In 1993, Minet experienced a slight improvement over 1992 results, adjusted to remove the impact of one-time charges.

    The goodwill write-down in 1992 occurred after we analyzed our estimates of Minet's discounted future earnings and concluded that our carrying value was significantly higher than its estimated value. The write-down was a noncash charge with no related tax benefit.

  OUTLOOK FOR 1995 - We do not anticipate a favorable turn in market conditions, and, as a result, our focus will remain on developing new business opportunities in specialty market niches where we have the expertise to offer value-added services. We will pursue acquisitions that complement our existing operations and continue to grow internally through the addition of new specialty broker teams. In an environment where revenue growth is a difficult challenge, expense containment initiatives will remain a vital component of our efforts to improve profitability.

                                            (GRAPHIC IMAGE NO. 12-
                                                SEE APPENDIX)

  INVESTMENT BANKING-ASSET MANAGEMENT PERFORMS WELL IN DIFFICULT
  MARKET

  The John Nuveen Company, in which we held a 77% interest at year-end 1994, comprises our investment banking-asset management segment. Nuveen markets tax-exempt open-end and closed-end (exchange-traded) managed fund shares and provides investment advice to and administers the business affairs of its family of managed funds. Nuveen also underwrites and trades municipal bonds and tax-exempt unit investment trusts
  (UITs), and provides pricing and surveillance services to its UITs. We sold a portion of our interest in Nuveen in May 1992. Our consolidated results include Nuveen's earnings to the extent of our ownership percentage. We realized a pretax gain of $98 million and proceeds of $137 million on the minority interest sale in 1992.

    Rapidly rising interest rates, declining municipal new issue volume and increased investor uncertainty resulting from the increase in interest rates all combined to make 1994 one of the most difficult markets since World War II for participants in the municipal bond business. Nuveen's total revenues declined 10% in 1994 to $220 million from $246 million in 1993. Revenues in 1992 were $221 million. Investment advisory fees earned on managed assets increased slightly over 1993. Distribution revenues fell by $23 million, or 70%, from 1993 due to the decline in the value of municipal bonds and UITs held for future sale and the decline in new investment product sales in 1994. The increase in 1993 revenues was driven by growth in asset management fees.

    Nuveen's sales of tax-exempt, exchange-traded funds in 1994 were $470 million, a significant decline from 1993 sales of $4.0 billion and 1992 sales of $4.2 billion. In addition, UIT sales declined, as did the underwriting and sales of municipal securities as a result of the 44% decline during the year in municipal new issue and refunding volume.

    In this difficult and challenging environment, Nuveen's pretax earnings in 1994 of $95 million were the third-best in its history. Earnings in 1993 and 1992 were $112 million and $98 million, respectively. Our portion of Nuveen's earnings in each of those years was $72 million, $83 million and $82 million, respectively.

    Total assets under Nuveen's management fell to $29.7 billion at the end of 1994, compared with $32.7 billion at the end of 1993. The comparable 1992 total was $27.3 billion. The decline in 1994 was primarily due to the reduction in the underlying value of fund portfolio investments resulting from the rising interest rate environment; sales of shares in all funds were offset by redemptions of shares in mutual funds. In 1993, growth in managed assets was largely the result of sponsoring new tax-free investment products, and an increase in the value of underlying municipal bond investments held by the various funds.

  CAPITAL RESOURCES

  Our capital resources represent funds deployed or available to be deployed to support our business operations and consist of common shareholders' equity and debt outstanding. The following table summarizes our capitalization at the end of the last three years:

                                                       December 31
  (In millions)                                 1994      1993      1992
                                                ----      ----      ----
  Common shareholders' equity:
   Common stock and retained earnings ....    $2,808    $2,521    $2,203
   Guaranteed obligation - ESOP ..........       (45)      (56)      (68)
   Unrealized appreciation of investments         14       589        64
   Unrealized foreign
    exchange gain (loss) .................       (44)      (49)        3
                                               -----     -----     -----
    Total common shareholders' equity ....     2,733     3,005     2,202
  Debt ...................................       623       640       567
                                               -----     -----     -----
    Total capitalization .................    $3,356    $3,645    $2,769
                                               =====     =====     =====
  Ratio of debt to
    total capitalization .................       19%       18%       20%
                                               =====     =====     =====

                                              (GRAPHIC IMAGE NO. 13-
                                                  SEE APPENDIX)

    Our total capitalization declined by nearly $300 million in 1994 despite our record earnings, primarily due to the decrease in the carrying value of our fixed maturity holdings. Rising interest rates in 1994 eroded our bond values, to the extent that the unrealized appreciation on that portfolio decreased $552 million (net of taxes) by the end of 1994. In 1993, total capitalization increased by over $800 million from year-end 1992 as a result of strong earnings and the impact of recording fixed maturities at market value.

    Debt outstanding in 1994 declined slightly from 1993. A $74 million increase in commercial paper outstanding was more than offset by a decline in short-term borrowings at Nuveen. We issued $14 million of medium-term notes in 1994. We also funded note maturities totaling $20 million. In 1993, debt outstanding increased due to short-term borrowings by Nuveen. In 1992, debt outstanding increased $80 million, primarily due to the issuance of medium-term notes.

    We may issue additional medium-term notes in 1995. At year-end, we had the capacity to issue an additional $274 million of debt under a $300 million shelf registration with the Securities and Exchange Commission.

    We repurchased and retired 860,000 of our outstanding common shares in 1994 for a total cost of $34 million, which was funded internally. We may engage in further stock repurchases if we believe our stock is undervalued to the point that repurchasing it will be consistent with our goal of enhancing shareholder value.

    In 1993, our major capital transaction consisted of the purchase of Economy from Kemper Corporation for $395 million. We paid $295 million in cash and contributed $100 million of securities to the capital of Economy. This acquisition was financed with internal funds.

    In 1992, we repurchased and retired 1,585,000 shares of our common stock (as adjusted for the 1994 stock split) for a total cost of $58 million. We also completed construction of Minet's office building in London and renovation of our existing headquarters building in Saint Paul, Minn. The total cost of these projects in 1992 was $43 million, which was funded internally.

    We anticipate that any major capital expenditures in 1995 would involve acquisitions of existing businesses; we have no major capital improvements planned for 1995.

                                          (GRAPHIC IMAGE NO. 14-
                                              SEE APPENDIX)

                                          (GRAPHIC IMAGE NO. 15-
                                              SEE APPENDIX)

  LIQUIDITY

  Liquidity refers to our ability to generate sufficient cash flows to meet the short- and long-term cash requirements of our business segments. The underwriting segment's short-term cash needs primarily consist of funding insurance loss and loss adjustment expense payments and day-to-day operating expenses. Those needs are met through cash receipts from operations, which consist primarily of insurance premiums collected and investment income. Our investment portfolio is also a source of liquidity, in the form of readily marketable fixed maturities, common stocks and short-term investments. Underwriting's net positive cash flows from operations are used to build the investment portfolio and thereby increase future investment income. Minet's primary source of operational cash flows is insurance brokerage fees and commissions, and Nuveen's operational cash flows originate predominantly from asset management fees and product distribution revenues.

    Because of the nature of our underwriting operations, where premiums are generally collected and invested before related losses are paid, we believe our liquidity requirements beyond 1994 will be adequately funded by operational cash flows. However, our financial strength and relatively conservative level of debt provide us with the flexibility and capacity to obtain funds externally through debt or equity financings.

    Cash flows from operations totaled $899 million in 1994, compared with $754 million in 1993 and $610 million in 1992. Operating cash flows in each of our business segments improved over 1993. In our underwriting segment, a decline in underwriting losses and growth in investment income drove operating cash flows to $884 million, an increase of $71 million over 1993.

    In 1993, cash flows from operations grew over 1992 primarily due to a decline in paid losses associated with catastrophes and reinsurance recoveries on catastrophe losses incurred in 1992. Operational cash flows on a consolidated basis in each of the last three years have been more than adequate to meet the liquidity requirements for each of our business segments.

    We are not aware of any current recommendations by regulatory authorities that, if implemented, might have a material impact on our liquidity, capital resources or operations.

                                             (GRAPHIC IMAGE NO. 16-
                                                 SEE APPENDIX)

APPENDIX TO ITEM 7-NARRATIVE DESCRIPTION OF GRAPHIC IMAGES
                   CONTAINED IN PAPER FORMAT VERSION OF MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                   AND RESULTS OF OPERATIONS.
                   -------------------------------------------------

GRAPHIC IMAGE NO. 1-Bar graph depicting Operating Earnings (Loss) per
                    Common Share for the years 1990 through 1994.

            1990:  $4.09
            1991:  $4.23
            1992: ($4.04)
            1993:  $4.28
            1994:  $4.60

CAPTION:  "The St. Paul generated record operating earnings
           in 1994 for the second consecutive year. In 1992, our operating loss was driven by record catastrophe losses (including Hurricane Andrew) and a write-down in the value of a subsidiary."

GRAPHIC IMAGE NO. 2-Bar graph depicting Return on Beginning Equity for the years 1990 through 1994.

            1990:  16.1%
            1991:  17.0%
            1992:   --
            1993:  17.2%
            1994:  13.5%

CAPTION:  "ROE is calculated by dividing operating earnings (less preferred dividends) by common shareholders' equity at the beginning of the year. Even though operating earnings increased in 1994, ROE went down because 1994 beginning equity was higher due to the addition of unrealized appreciation on our bond portfolio."

GRAPHIC IMAGE NO. 3-Photo depicting construction worker on girders in building under construction.

CAPTION:  "The St. Paul is a leading provider of insurance for the construction industry. Through St. Paul Construction, we underwrite property-liability coverages for contractors throughout the United States. St. Paul Surety is the second-largest U.S. underwriter of contract surety bonds for contractors."

GRAPHIC IMAGE NO. 4-Bar graph depicting Underwriting Operations
                    Written Premiums for the years 1990 through 1994. (In Billions)

            1990:  $3.1
            1991:  $3.2
            1992:  $3.1
            1993:  $3.2
            1994:  $3.6

CAPTION:  "Our acquisition of Economy Fire & Casualty Company in late 1993, along with growth in our Specialized Commercial, Commercial and Reinsurance operations, were the chief factors behind a 14% increase in premium volume over 1993."

GRAPHIC IMAGE NO. 5-Photo depicting golf course.

CAPTION:  "St. Paul Commercial's Eagle 3 policy is tailor-made to meet the unique insurance needs of country clubs - one of the targeted markets for Commercial."

GRAPHIC IMAGE NO. 6-Pie chart depicting Underwriting Operations
                    Premium Distribution in 1994.

            Specialized Commercial            30%
            Personal & Business Insurance     21%
            Medical Services                  19%
            Commercial                        11%
            Reinsurance                       14%
            International                      5%

CAPTION:  "Our underwriting operations, which produced $3.6 billion in written premiums in 1994, offer a wide range of insurance products and services."

GRAPHIC IMAGE NO. 7-Bar graph depicting Underwriting Operations
                    Combined Ratio for the years 1990 through 1994.

                        1990    1991    1992    1993    1994
                       -----   -----   -----   -----   -----
      Loss Ratio        73.2    75.2    85.6    72.5    72.1
      Expense Ratio     30.0    29.4    32.2    32.0    30.2
                       -----   -----   -----   -----   -----
       Combined Ratio  103.2   104.6   117.8   104.5   102.3
                       =====   =====   =====   =====   =====

CAPTION:  "Our underwriting combined ratio improved by 2.2 points in
           1994. The combined ratio measures underwriting profit or loss. The lower the combined ratio, the better the result."

GRAPHIC IMAGE NO. 8-Photo depicting manufacturing professional.

CAPTION:  "St. Paul Technology provides property-liability insurance for electronics manufacturing, medical technology, industrial electronics machinery, synthetics manufacturing and information technology firms."

GRAPHIC IMAGE NO. 9-Bar graph depicting Underwriting Operations Net
                    Investment Income for the years 1990 through 1994. (In Millions)

           1990:  $629
           1991:  $641
           1992:  $642
           1993:  $646
           1994:  $675

CAPTION:  "Investment income is a steady, reliable component of total earnings."

GRAPHIC IMAGE NO. 10-Pie chart depicting composition of Underwriting
                     Operations Investment Portfolio.

            Fixed Maturities          84%
            Equities                   5%
            Real Estate                5%
            Venture Capital            3%
            Short-term and
             Other Investments         3%

CAPTION:  "The obligation to pay claims when they come due drives the portfolio mix, which is heavily weighted toward high-quality bonds. At year-end 1994, the carrying value of our portfolio was $10.7 billion."

GRAPHIC IMAGE NO. 11-Table depicting Bond Portfolio Ratings.

            Rating          Percent
            ------          -------
               AAA              54%
                AA              24%
                 A              14%
               BBB               3%
          Nonrated               5%

CAPTION:  "Long-term fixed maturities comprised 84% of our underwriting investments at year-end; 95% were rated at investment-grade levels."

GRAPHIC IMAGE NO. 12-Photo depicting New York Stock Exchange.

CAPTION:  "When the closing bell rings and the clamor on the floor of the New York Stock Exchange subsides, St. Paul employees have more than a passing interest in how "SPC" stock performed that day. St. Paul employees now own 11 percent of our stock - providing a link between investor and employee interests."

GRAPHIC IMAGE NO. 13-Bar graph depicting Total Capitalization for the years 1990 through 1994.
(In billions)

                           1990    1991    1992    1993    1994
                           ----    ----    ----    ----    ----
  Common Share-
    holders' Equity        $2.2    $2.5    $2.2    $3.0    $2.7
  Debt                      0.5     0.5     0.6     0.6     0.6
                           ----    ----    ----    ----    ----
 Total Capitalization      $2.7    $3.0    $2.8    $3.6    $3.3
                           ====    ====    ====    ====    ====

CAPTION:  "Debt remains a relatively small percentage - at 19% -
           of our total capitalization at year-end 1994. Capitalization declined in 1994 due to the decrease in the value of our bond portfolio."

GRAPHIC IMAGE NO. 14-Bar graph depicting Book Value per Common Share for the years 1990 through 1994.

            1990:  $26.00
            1991:  $29.78
            1992:  $26.18
            1993:  $35.47
            1994:  $32.46

CAPTION:  "Rising interest rates in 1994 eroded the appreciation on our bond portfolio, which decreased common shareholders' equity from $3.0 billion in 1993 to $2.7 billion, or $32.46 per share, in 1994."

GRAPHIC IMAGE NO. 15-Table depicting Claims-paying Ratings as of
                     December 31, 1994.

                Organization                     Rating
                ------------                     ------
                 A.M. Best                         A+
                 Moody's                          Aa1
                 Standard & Poor's                AAA

CAPTION:  "The St. Paul's flagship company, St. Paul Fire and Marine, has a long history of high ratings for claims-paying ability."

GRAPHIC IMAGE NO. 16-Bar graph depicting Dividends Paid per Common
                     Share for the years 1990 through 1994.

            1990:  $1.18
            1991:  $1.28
            1992:  $1.35
            1993:  $1.39
            1994:  $1.48

CAPTION:  "Dividends are an important aspect of our total return to investors. Our objective is to increase dividends on a regular basis. We have paid a common share dividend for 123 consecutive years and increased dividends in 63 of those years."

Item 6. SELECTED FINANCIAL DATA.
        -----------------------


  The St. Paul Companies
  ELEVEN-YEAR SUMMARY OF SELECTED FINANCIAL DATA

  CONSOLIDATED
  For the year ended December 31
  (Dollars in thousands)
                                                     1994         1993        1992        1991        1990        1989
                                                     ----         ----        ----        ----        ----        ----
  FROM CONTINUING OPERATIONS
  Revenues ..............................      $4,701,285   $4,460,172  $4,498,692  $4,351,700  $4,005,237  $3,788,648
  Operating earnings (loss) .............         413,866      386,628    (333,791)    380,804     385,458     338,267
  Income (loss) before cumulative
   effects and extraordinary credit .....         442,828      427,609    (232,521)    405,062     391,270     398,158

  INVESTMENT ACTIVITY
  Net investment income .................         694,594      661,106     666,374     675,604     669,989     662,211
  Realized investment gains (losses),
   net of taxes .........................          28,962       40,981      36,437      24,258       5,812      59,891
  Change in unrealized appreciation
   of investments, net of taxes* ........        (574,896)     525,175     (23,815)     55,093     (67,558)     60,045

  OTHER SELECTED FINANCIAL DATA
  (AS OF DECEMBER 31)
  Total assets ..........................      17,495,820   17,149,196  15,392,054  14,744,717  13,907,293  12,734,411
  Debt ..................................         622,624      639,729     566,717     486,779     473,829     293,802
  Common shareholders' equity ...........       2,732,934    3,005,128   2,202,499   2,532,841   2,196,371   2,349,254
  Common shares outstanding** ...........      84,202,417   84,714,676  84,118,554  85,042,484  84,468,058  98,607,762

  PER COMMON SHARE DATA
  Operating earnings (loss) .............            4.60        4.28        (4.04)       4.23        4.09        3.45
  Income (loss) before cumulative
   effects and extraordinary credit .....            4.93        4.73        (2.84)       4.50        4.16        4.06
  Book value ............................           32.46       35.47        26.18       29.78       26.00       23.82
  Year-end market price .................           44.75       44.94        38.50       36.44       31.38       29.57
  Cash dividends declared ...............            1.50        1.40         1.36        1.30        1.20        1.10

  OPERATING EARNINGS RETURN
   ON BEGINNING EQUITY ..................           13.5%        17.2%           -        17.0%       16.1%       16.8%


  UNDERWRITING
  For the year ended December 31
  (Dollars in thousands)                             1994         1993        1992        1991        1990        1989
                                                     ----         ----        ----        ----        ----        ----
  Written premiums ......................      $3,623,026   $3,178,545  $3,142,419  $3,233,729  $3,052,032  $2,807,223
  Statutory underwriting result .........        (143,317)    (143,599)   (557,463)   (170,894)   (141,751)   (207,977)
  GAAP underwriting result ..............        (113,008)    (150,255)   (566,886)   (163,782)   (120,730)   (196,378)
  Net investment income .................         674,818      646,396     642,301     640,856     629,242     614,119
  Pretax operating earnings (loss) ......         524,742      457,752      20,781     451,184     457,161     364,352
  Pretax income (loss) ..................         560,709      507,181      81,132     486,063     466,731     456,167
  Statutory combined ratio:
   Loss and loss expense ratio ..........            72.1         72.5        85.6        75.2        73.2        75.7
   Underwriting expense ratio ...........            30.2         32.0        32.2        29.4        30.0        30.5
                                                    -----        -----       -----       -----       -----       -----
   Combined ratio .......................           102.3        104.5       117.8       104.6       103.2       106.2
  Combined ratio including
   policyholders' dividends .............           102.3        104.7       118.2       105.0       104.2       106.6

  *The change for 1993 includes the impact of adopting SFAS No. 115.
  **All years presented reflect the effect of the 2-for-1 stock split executed June 6, 1994.



  The St. Paul Companies
  ELEVEN-YEAR SUMMARY OF SELECTED FINANCIAL DATA

  CONSOLIDATED
  For the year ended December 31
  (Dollars in thousands)
                                                     1988         1987        1986        1985        1984
                                                     ----         ----        ----        ----        ----
  FROM CONTINUING OPERATIONS
  Revenues ..............................      $3,634,953   $3,358,918  $3,190,754  $2,762,126  $2,366,528
  Operating earnings (loss) .............         349,261      324,315     153,882      42,061    (196,794)
  Income (loss) before cumulative
   effects and extraordinary credit .....         352,615      318,826     159,585      90,899    (192,850)

  INVESTMENT ACTIVITY
  Net investment income .................         592,032      534,767     458,710     381,280     327,608
  Realized investment gains (losses),
   net of taxes .........................           3,354       (5,489)      5,703      48,838       3,944
  Change in unrealized appreciation
   of investments, net of taxes* ........          20,428      (19,959)    (13,396)      3,317     (32,744)

  OTHER SELECTED FINANCIAL DATA
  (AS OF DECEMBER 31)
  Total assets ..........................      11,997,989    9,712,307   8,669,598   7,861,877   6,176,745
  Debt ..................................         417,140       96,576     344,299     750,876     126,932
  Common shareholders' equity ...........       2,015,219    1,711,362   1,440,565   1,012,245     968,692
  Common shares outstanding** ...........      92,728,168   92,603,714  92,495,700  80,200,900  80,179,892

  PER COMMON SHARE DATA
  Operating earnings (loss) .............            3.63        3.38         1.67         .52       (2.45)
  Income (loss) before cumulative
   effects and extraordinary credit .....            3.66        3.34         1.77        1.17       (2.63)
  Book value ............................           21.73       18.48        15.57       12.62       12.08
  Year-end market price .................           21.75       23.00        20.13       19.97       13.41
  Cash dividends declared ...............            1.00         .88          .75         .75         .75

  OPERATING EARNINGS RETURN
   ON BEGINNING EQUITY ..................           20.4%        22.5%       15.2%         4.3%          -


  UNDERWRITING
  For the year ended December 31
  (Dollars in thousands)                             1988         1987        1986        1985         1984

  Written premiums ......................      $2,690,536   $2,704,165  $2,556,425  $2,234,910   $1,894,355
  Statutory underwriting result .........         (92,741)    (145,061)   (265,105)   (460,306)    (574,447)
  GAAP underwriting result ..............         (90,209)    (127,066)   (275,184)   (408,755)    (572,542)
  Net investment income .................         548,766      498,251     431,594     366,687      313,395
  Pretax operating earnings (loss) ......         420,339      358,493     142,532     (58,387)    (261,134)
  Pretax income (loss) ..................         424,187      351,358     151,552      31,674     (254,332)
  Statutory combined ratio:
   Loss and loss expense ratio ..........            73.6         76.2        82.0        91.3         99.4
   Underwriting expense ratio ...........            30.0         28.9        27.9        28.5         30.9
                                                    -----        -----       -----       -----        -----
   Combined ratio .......................           103.6        105.1       109.9       119.8        130.3
  Combined ratio including
   policyholders' dividends .............           104.0        105.3       110.5       120.8        131.0

  *The change for 1993 includes the impact of adopting SFAS No. 115.
  **All years presented reflect the effect of the 2-for-1 stock split executed June 6, 1994.


Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
        -------------------------------------------

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

  INDEPENDENT AUDITORS - Our independent auditors, KPMG Peat Marwick LLP, have audited the consolidated financial statements. Their audit was conducted in accordance with generally accepted auditing standards, which includes the consideration of our internal controls to the extent necessary to form an independent opinion on the consolidated financial statements prepared by management.

  AUDIT COMMITTEE - The audit committee of the board of directors, composed solely of outside directors, oversees management's discharge of its financial reporting responsibilities. The committee meets periodically with management, our internal auditors and representatives of KPMG Peat Marwick LLP to discuss auditing, financial reporting and internal control matters. Both internal audit and KPMG Peat Marwick LLP have access to the audit committee without management's presence.

  CODE OF CONDUCT - We recognize our responsibility for maintaining a strong ethical climate. This responsibility is addressed in the company's written code of conduct.

  /s/ Douglas W. Leatherdale    /s/ Howard E. Dalton
  --------------------------    --------------------
  Douglas W. Leatherdale        Howard E. Dalton
  Chairman, President and       Senior Vice President
  Chief Executive Officer       Chief Accounting Officer

  INDEPENDENT AUDITORS' REPORT

  THE BOARD OF DIRECTORS AND SHAREHOLDERS
  THE ST. PAUL COMPANIES, INC.:

  We have audited the accompanying consolidated balance sheets of The St. Paul Companies, Inc. and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of operations, common shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1994. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The St. Paul Companies, Inc. and subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1994, in conformity with generally accepted accounting principles.

    As discussed in Notes 1 and 14 to the consolidated financial statements, the company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts," in 1993.

    Also, as discussed in Notes 6 and 8 to the consolidated financial statements, the company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," and No. 106, "Accounting for Postretirement Benefits Other Than Pensions," in 1992.

  /s/ KPMG Peat Marwick LLP
  -------------------------
      KPMG Peat Marwick LLP

  Minneapolis, Minnesota
  January 26, 1995

  The St. Paul Companies
  CONSOLIDATED STATEMENTS OF OPERATIONS
                                                   Year ended December 31
  (In thousands)                                1994         1993        1992
                                                ----         ----        ----
  REVENUES
  Premiums earned ........................$3,412,081   $3,178,338  $3,143,246
  Net investment income ..................   694,594      661,106     666,374
  Insurance brokerage fees
    and commissions ......................   303,152      283,680     280,836
  Investment banking-asset management ....   211,789      241,730     218,825
  Realized investment gains ..............    41,974       58,254      57,451
  Realized gain on sale of minority
    interest in Nuveen ...................         -            -      98,284
  Other ..................................    37,695       37,064      33,676
                                           ---------    ---------   ---------
       Total revenues .................... 4,701,285    4,460,172   4,498,692
                                           ---------    ---------   ---------
  EXPENSES
  Insurance losses and loss
    adjustment expenses .................. 2,461,698    2,303,738   2,690,046
  Policy acquisition expenses ............   753,946      732,137     789,305
  Operating and administrative ...........   922,063      901,691     879,404
  Write-down of goodwill .................         -            -     365,000
                                           ---------    ---------   ---------
       Total expenses .................... 4,137,707    3,937,566   4,723,755
                                           ---------    ---------   ---------
       Income (loss) before income taxes .   563,578      522,606    (225,063)
  Income tax expense (benefit):
    Federal current ......................   151,347      148,508     109,740
    Other ................................   (30,597)     (53,511)   (102,282)
                                           ---------    ---------   ---------
       Total income tax expense ..........   120,750       94,997       7,458
                                           ---------    ---------   ---------
       Income (loss) before cumulative
        effects of accounting changes ....   442,828      427,609    (232,521)
  Cumulative effects of
    accounting changes:
     Income taxes ........................         -            -     126,047
     Postretirement benefits .............         -            -     (49,564)
                                           ---------    ---------   ---------
       Net Income (Loss) .................  $442,828     $427,609   $(156,038)
                                           =========    =========   =========

  PRIMARY EARNINGS (LOSS) PER COMMON SHARE
  Income (loss) before cumulative
    effects of accounting changes ........     $5.12       $4.92       $(2.84)
  Cumulative effects of
    accounting changes:
     Income taxes ........................       -          -            1.49
     Postretirement benefits .............       -          -           (0.59)
                                           ---------    ---------   ---------
       Net Income (Loss) .................     $5.12       $4.92       $(1.94)
                                           =========    =========   =========

  FULLY DILUTED EARNINGS (LOSS) PER COMMON SHARE
  Income (loss) before cumulative
    effects of accounting changes ........     $4.93       $4.73       $(2.84)
  Cumulative effects of
    accounting changes:
     Income taxes ........................       -          -            1.49
     Postretirement benefits .............       -          -           (0.59)
                                           ---------    ---------   ---------
       Net Income (Loss) .................     $4.93       $4.73       $(1.94)
                                           =========    =========   =========

  See notes to consolidated financial statements.

  The St. Paul Companies
  CONSOLIDATED BALANCE SHEETS
                                                               December 31
  (In thousands)                                             1994        1993
                                                             ----        ----
  ASSETS
  Investments:
    Fixed maturities ...............................   $8,828,684  $9,147,964
    Equities .......................................      531,042     548,682
    Real estate ....................................      528,144     488,691
    Venture capital ................................      330,032     297,982
    Other investments ..............................       46,539      47,834
    Short-term investments .........................      898,081     725,261
                                                       ----------  ----------
     Total investments .............................   11,162,522  11,256,414
  Cash .............................................       46,664      25,420
  Investment banking inventory securities ..........      148,031     305,804
  Reinsurance recoverables:
    Unpaid losses ..................................    1,533,250   1,545,026
    Paid losses ....................................       88,900      94,437
  Receivables:
    Underwriting premiums ..........................    1,107,788   1,008,034
    Insurance brokerage activities .................      891,823     805,209
    Interest and dividends .........................      182,938     174,852
    Other ..........................................       88,657     105,513
  Deferred policy acquisition expenses .............      324,358     294,860
  Ceded unearned premiums ..........................      255,687     238,633
  Deferred income taxes ............................      790,508     425,012
  Office properties and equipment ..................      477,570     455,861
  Goodwill .........................................      279,308     284,276
  Other assets .....................................      117,816     129,845
                                                       ----------  ----------
     Total Assets ..................................  $17,495,820 $17,149,196
                                                       ==========  ==========

  LIABILITIES
  Insurance reserves:
    Losses and loss adjustment expenses ............   $9,423,429  $9,185,191
    Unearned premiums ..............................    2,109,170   1,875,635
                                                       ----------  ----------
     Total insurance reserves ......................   11,532,599  11,060,826
  Debt .............................................      622,624     639,729
  Payables:
    Insurance brokerage activities .................    1,191,089   1,083,845
    Reinsurance premiums ...........................      155,833     138,150
    Income taxes ...................................      183,659     162,645
    Accrued expenses and other .....................      600,211     593,205
  Other liabilities ................................      472,336     466,989
                                                       ----------  ----------
     Total Liabilities .............................   14,758,351  14,145,389
                                                       ----------  ----------

  Convertible preferred stock ......................      146,102     147,608
  Guaranteed obligation - PSOP .....................     (141,567)   (148,929)
                                                       ----------  ----------
     Net Convertible Preferred Stock ...............        4,535      (1,321)
                                                       ----------  ----------

  COMMON SHAREHOLDERS' EQUITY
  Common stock .....................................      445,222     438,559
  Retained earnings ................................    2,362,286   2,082,832
  Guaranteed obligation - ESOP .....................      (44,410)    (56,005)
  Unrealized appreciation of investments ...........       13,948     588,844
  Unrealized loss on foreign currency translation ..      (44,112)    (49,102)
                                                       ----------  ----------
     Total Common Shareholders' Equity .............    2,732,934   3,005,128
                                                       ----------  ----------
     Total Liabilities, Preferred Stock
       and Common Shareholders' Equity .............  $17,495,820 $17,149,196
                                                       ==========  ==========

  See notes to consolidated financial statements.

  The St. Paul Companies
  CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY

                                                    Year ended December 31
  (In thousands)                                1994         1993        1992
                                                ----         ----        ----
  COMMON SHAREHOLDERS' EQUITY
  Common stock:
    Beginning of year ....................  $438,559     $422,249    $414,257
    Stock issued under stock option
     and other incentive plans ...........    11,130       16,334      15,862
    Reacquired common shares .............    (4,467)         (24)     (7,870)
                                           ---------    ---------   ---------
       End of year .......................   445,222      438,559     422,249
                                           ---------    ---------   ---------

  Retained earnings:
    Beginning of year .................... 2,082,832    1,781,113   2,108,923
    Net income (loss) ....................   442,828      427,609    (156,038)
    Dividends declared on common stock,
     $1.50 per share in 1994 ($1.40 in
     1993 and $1.36 in 1992) .............  (124,921)    (116,962)   (113,478)
    Dividends declared on preferred
     stock, net of taxes .................    (8,448)      (8,395)     (8,349)
    Reacquired common shares .............   (30,005)        (533)    (49,945)
                                           ---------    ---------   ---------
       End of year ....................... 2,362,286    2,082,832   1,781,113
                                           ---------    ---------   ---------

  Guaranteed obligation - ESOP:
    Beginning of year ....................   (56,005)     (67,452)    (78,564)
    Principal payments ...................    11,595       11,447      11,112
                                           ---------    ---------   ---------
       End of year .......................   (44,410)     (56,005)    (67,452)
                                           ---------    ---------   ---------

  Unrealized appreciation of
     investments, net of taxes:
    Beginning of year ....................   588,844       63,669      87,484
    Change for the year ..................  (574,896)      23,193     (23,815)
    Change due to adoption of SFAS No. 115         -      501,982           -
                                           ---------    ---------   ---------
       End of year .......................    13,948      588,844      63,669
                                           ---------    ---------   ---------

  Unrealized gain (loss) on foreign
     currency translation, net of taxes:
    Beginning of year ....................   (49,102)       2,920         741
    Change for the year ..................     4,990      (52,022)      2,179
                                           ---------    ---------   ---------
       End of year .......................   (44,112)     (49,102)      2,920
                                           ---------    ---------   ---------
       Total Common Shareholders' Equity .$2,732,934   $3,005,128  $2,202,499
                                           =========    =========   =========

  See notes to consolidated financial statements.

  The St. Paul Companies
  CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                    Year ended December 31
  (In thousands)                                1994         1993        1992
                                                ----         ----        ----
  OPERATING ACTIVITIES
  Underwriting:
    Net income ...........................  $452,756     $423,109    $218,261
    Adjustments:
     Change in net insurance reserves ....   445,791      204,423     515,202
     Change in underwriting
       premiums receivable ...............   (89,147)      89,441      64,336
     Deferred tax benefit ................   (36,085)     (48,976)   (113,435)
     Cumulative effects of
       accounting changes ................         -            -     (99,092)
     Realized gains ......................   (35,967)     (49,429)    (60,351)
     Other ...............................   146,886      194,990     108,611
                                             -------      -------     -------
       Total underwriting ................   884,234      813,558     633,532
                                             -------      -------     -------
  Insurance brokerage:
    Net loss .............................   (19,571)     (24,710)   (442,830)
    Adjustments:
     Change in premium balances ..........     4,303      (20,718)      3,768
     Change in accounts payable
       and accrued expenses ..............   (19,334)      (8,985)      9,732
     Depreciation and goodwill
       amortization ......................    23,948       20,233      33,717
     Write-down of goodwill ..............         -            -     365,000
     Other ...............................     9,749       (2,833)     (8,308)
                                             -------      -------     -------
       Total insurance brokerage .........      (905)     (37,013)    (38,921)
                                             -------      -------     -------
  Investment banking-asset management:
    Net income ...........................    44,196       52,103      49,653
    Adjustments:
     Change in inventory securities ......   156,823      (79,472)      5,150
     Change in short-term borrowings .....   (80,383)      60,383      (2,000)
     Change in short-term investments ....   (94,968)     (17,048)      5,928
     Change in open security transactions     10,879       (3,143)     (4,562)
     Other ...............................    21,051        8,872      18,960
                                             -------      -------     -------
       Total investment banking-
        asset management .................    57,598       21,695      73,129
                                             -------      -------     -------
  Parent company and consolidating
    eliminations:
    Net income (loss) ....................   (34,553)     (22,893)     18,878
    Realized gains .......................    (4,240)      (8,825)    (95,384)
    Other adjustments ....................    (2,919)     (12,672)     18,316
                                             -------      -------     -------
       Total parent company and
        consolidating eliminations .......   (41,712)     (44,390)    (58,190)
                                             -------      -------     -------
       Net Cash Provided by
        Operating Activities .............   899,215      753,850     609,550
                                             -------      -------     -------
  INVESTING ACTIVITIES
  Purchases of investments ...............(2,087,104)  (2,484,731) (2,315,872)
  Proceeds from sales and
    maturities of investments ............ 1,465,668    1,954,206   1,721,498
  Change in short-term investments .......   (40,922)     151,213      14,769
  Change in open security transactions ...    (6,156)      56,463     (15,443)
  Net purchases of office
    properties and equipment .............   (66,564)     (47,210)   (100,695)
  Purchase of Economy Fire & Casualty,
    net of cash acquired .................         -     (274,561)          -
  Proceeds from sale of Nuveen shares ....         -            -     137,052
  Other ..................................   (20,530)     (28,866)      8,540
                                             -------      -------     -------
       Net Cash Used in
        Investing Activities .............  (755,608)    (673,486)   (550,151)
                                             -------      -------     -------
  FINANCING ACTIVITIES
  Dividends paid on common
    and preferred stock ..................  (136,062)    (129,218)   (126,067)
  Proceeds from issuance of debt .........    94,194       77,243     102,646
  Repayment of debt  .....................   (20,350)     (51,735)     (8,504)
  Repurchase of common shares ............   (34,150)        (207)    (57,722)
  Other ..................................   (26,855)      23,929      32,784
                                             -------      -------     -------
       Net Cash Used in
        Financing Activities .............  (123,223)     (79,988)    (56,863)
                                             -------      -------     -------
  Effect of exchange rate changes on cash        860       (1,604)        (55)
       Increase (Decrease) in Cash .......    21,244       (1,228)      2,481
                                             -------      -------     -------
  Cash at beginning of year ..............    25,420       26,648      24,167
                                             -------      -------     -------
       Cash at End of Year ...............   $46,664      $25,420     $26,648
                                             =======      =======     =======

  See notes to consolidated financial statements.

  The St. Paul Companies
  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  NOTE 1
  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

  RECLASSIFICATIONS - We reclassified some figures in our 1993 and 1992 financial statements and notes to conform with the 1994 presentation. These reclassifications had no effect on net income or loss, or common shareholders' equity, as previously reported for those years.

  STOCK SPLIT - In June 1994, we executed a 2-for-1 stock split. All references in these financial statements and related notes to per-share amounts and to the number of shares of common stock reflect the effect of this stock split on all periods presented.

  INFORMATION ABOUT OUR INVESTMENTS

  METHOD FOR VALUING INVESTMENTS - We implemented Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities" as of Dec. 31, 1993. We classified our entire fixed maturity and equity investment portfolios as "available-for-sale." Accordingly, these investments are reported at estimated market value at Dec.31, 1994 and 1993. Classifying these portfolios as "available-for-sale" did not impact net income.

  FIXED MATURITIES - We carry our fixed maturities at estimated market value as of Dec. 31, 1994 and 1993. Prior to our adoption of SFAS No. 115, we carried fixed maturities at amortized cost.

  EQUITIES - We carry our equity securities at estimated market value.

  REAL ESTATE - Our real estate investments primarily consist of commercial buildings. Some of these properties we own directly and others we hold in joint ventures.

    For direct investments, we carry land at cost and buildings at cost less accumulated depreciation and valuation adjustments. We depreciate real estate assets on a straight-line basis over 40 years. Tenant improvements are amortized over the term of the lease. The accumulated depreciation of these assets was $60.2 million and $48.8 million at Dec. 31, 1994 and 1993, respectively.

    We account for our joint ventures using the equity method, which means we carry these investments at cost, adjusted for our share of earnings or losses from these joint ventures, and reduced by any cash distributions the joint ventures make to us and valuation adjustments.

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

  UNREALIZED APPRECIATION AND DEPRECIATION OF INVESTMENTS - For investments we carry at estimated market value, we record the difference between cost and market, net of deferred taxes, as a part of common shareholders' equity. This difference is referred to as unrealized appreciation or depreciation of investments.

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

    We establish reserves for the estimated total unpaid cost of losses and loss expenses, which cover events that occurred in 1994 and prior years. These reserves reflect our estimates of the total cost of claims that were reported to us, but not yet paid, and the cost of claims not yet reported to us. We base our estimates on past loss experience and consider current claim trends as well as prevailing social, economic and legal conditions. We reduce our loss reserves for estimated amounts of salvage and subrogation and deductibles recoverable from our customers. Estimated amounts recoverable from reinsurers on unpaid losses and loss expenses are reflected as assets.


    We believe that the reserves we have established are adequate to cover the ultimate costs of losses and loss adjustment expenses. Final claim payments, however, may differ from the established reserves, particularly when these payments may not occur for several years. Any adjustments we make to reserves are reflected in the results for the year during which the adjustments are made.

    The "Reserves for Losses and Loss Adjustment Expenses" section on pages 28 and 29 of Management's Discussion and Analysis includes a table depicting the development of our loss reserve liabilities for the last three years, and further discussion relating to our loss reserve development. The "Environmental Pollution and Asbestos Claims" section on pages 29 and 30 of Management's Discussion and Analysis includes tables depicting the development of our pollution and asbestos loss reserve liabilities for the last three years, and further discussion relating to the development of those reserves.

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

  ACCOUNTING FOR OUR INSURANCE BROKERAGE OPERATIONS

  Our insurance brokerage segment consists of the Minet group of companies. Our insurance brokers and advisers help customers obtain or place insurance policies or reinsurance contracts and provide insurance advisory and consulting services. We earn fees and commissions for providing these services. These revenues are recorded on the date billed or the effective date of the policy, whichever is later. Servicing costs are expensed as incurred. We record premiums receivable from customers as assets with corresponding liabilities, net of commissions, payable to the insurance carriers with whom the business was placed.

    Premiums collected, but not yet remitted to insurance carriers, are restricted as to use by business practices. These amounts are included in short-term investments and totaled $385.0 million and $393.2 million at the end of 1994 and 1993, respectively.

  ACCOUNTING FOR OUR INVESTMENT BANKING-ASSET MANAGEMENT OPERATIONS

  Our investment banking-asset management segment consists of The John Nuveen Company. Nuveen markets tax-exempt open-end and closed-end (exchange-traded) managed fund shares and provides investment advice to and manages the business affairs of the Nuveen family of managed funds. They also underwrite and trade municipal bonds and tax-exempt unit investment trusts (UITs). They hold in inventory municipal bonds and UITs that will be sold to individuals or security dealers; such inventory securities are carried at market value.

    Revenues include investment advisory fees, revenues from the distribution of Nuveen UITs and managed fund investment products, gains and losses from the sale of inventory securities, and unrealized gains and losses on inventory securities held.

  GOODWILL

  Goodwill is the excess of the amount paid to acquire a company over the fair value of its net assets, reduced by amortization and any subsequent valuation adjustments. We amortize goodwill over periods of up to 15 years. In 1992 and prior years, we amortized this asset on a straight-line basis over periods of up to 40 years. The accumulated amortization of goodwill was $102.9 million and $70.1 million at Dec. 31, 1994 and 1993, respectively.

    We continually monitor the value of our goodwill based on our estimates of discounted future earnings. If we determine that our goodwill has been impaired, we reduce its carrying value with a corresponding charge to expenses. At the end of 1992, we wrote down $365 million of the goodwill associated with our investment in Minet and reduced the amortization period for substantially all of the remaining goodwill to 15 years.

  OFFICE PROPERTIES AND EQUIPMENT

  We carry office properties and equipment at depreciated cost. We depreciate these assets on a straight-line basis over the estimated useful lives of the assets. The accumulated depreciation for office properties and equipment was $243.9 million and $215.4 million at the end of 1994 and 1993, respectively.

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

  SUPPLEMENTAL CASH FLOW INFORMATION

  INTEREST AND INCOME TAXES PAID - We paid interest of $40.0 million in 1994, $41.2 million in 1993 and $35.1 million in 1992. Interest payments in 1992 were net of capitalized interest of $4.6 million. We paid federal income taxes of $122.7 million in 1994, $121.8 million in 1993 and $107.1 million in 1992.

  NONCASH INVESTING ACTIVITIES - In connection with our acquisition of Economy Fire & Casualty Company (Economy) from Kemper Corporation in 1993, we contributed securities with a book value of approximately $100 million to the capital of Economy.


  Note 2
  EARNINGS PER COMMON SHARE

  Earnings (loss) per common share (EPS) amounts were calculated by dividing net income (loss), as adjusted, by the average common shares outstanding.

                                                Year ended December 31
  (In thousands)                              1994       1993       1992
                                              ----       ----       ----
  PRIMARY
  Net income (loss), as reported .........$442,828   $427,609  $(156,038)
  Preferred dividends declared
   (net of taxes) ........................  (8,448)    (8,395)    (8,349)
                                           -------    -------    -------
    Net income (loss), as adjusted .......$434,380   $419,214  $(164,387)
                                           =======    =======    =======

  FULLY DILUTED
  Net income (loss), as reported .........$442,828   $427,609  $(156,038)
  Additional PSOP expense
   (net of taxes) due to assumed
   conversion of preferred stock .........  (3,782)    (4,080)         -
  Preferred dividends declared
   (net of taxes) ........................       -          -     (8,349)
                                           -------    -------    -------
    Net income (loss), as adjusted .......$439,046   $423,529  $(164,387)
                                           =======    =======    =======

  AVERAGE SHARES OUTSTANDING
  Primary ................................  84,816     85,216     84,721
  Fully diluted ..........................  89,067     89,469     84,721

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


                                             December 31, 1994
                                               Gross         Gross  Estimated
                                          Unrealized    Unrealized     Market
  (In thousands)                 Cost   Appreciation  Depreciation      Value
                                 ----    -----------   -----------   --------
  Fixed maturities:
   U.S. government ...........$2,202,765      $6,796    $(142,803) $2,066,758
   States and political
    subdivisions ............. 4,016,100     170,738      (22,099)  4,164,739
   Foreign governments .......   697,083       7,833      (22,207)    682,709
   Corporate securities ...... 1,156,422       2,011      (77,752)  1,080,681
   Mortgage-backed securities    841,003      20,909      (28,115)    833,797
                               ---------     -------     --------   ---------
  Total fixed maturities       8,913,373     208,287     (292,976)  8,828,684
  Equities ...................   500,849      50,305      (20,112)    531,042
  Venture capital ............   260,637      88,437      (19,042)    330,032
                               ---------     -------     --------   ---------
    Total ....................$9,674,859    $347,029    $(332,130) $9,689,758
                               =========     =======     ========   =========


                                             December 31, 1993
                                               Gross         Gross  Estimated
                                          Unrealized    Unrealized     Market
  (In thousands)                 Cost   Appreciation  Depreciation      Value
                                 ----    -----------   -----------   --------
  Fixed maturities:
   U.S. government ...........$1,854,287     $89,183      $(4,478) $1,938,992
   States and political
    subdivisions ............. 4,108,680     502,819         (581)  4,610,918
   Foreign governments .......   520,254      47,515       (3,070)    564,699
   Corporate securities ......   957,526      66,917       (8,369)  1,016,074
   Mortgage-backed securities    944,352      74,361       (1,432)  1,017,281
                               ---------     -------     --------   ---------
    Total fixed maturities ... 8,385,099     780,795      (17,930)  9,147,964
  Equities ...................   488,383      80,398      (20,099)    548,682
  Venture capital ............   224,523      89,100      (15,641)    297,982
                               ---------     -------     --------   ---------
    Total ....................$9,098,005    $950,293     $(53,670) $9,994,628
                               =========     =======     ========   =========

  STATUTORY DEPOSITS - At Dec. 31, 1994, our underwriting operations had investments in fixed maturities with an estimated market value of $378.8 million on deposit with regulatory authorities, as required by law.

  FIXED MATURITIES BY MATURITY DATE - The following table presents the breakdown of our fixed maturities by years to maturity. Actual maturities may differ from those stated as a result of calls and prepayments.

                                                    December 31, 1994
                                                Amortized      Estimated
  (In thousands)                                     Cost   Market Value
                                                ---------      ---------
  One year or less ..........................  $  201,801     $  203,790
  Over one year through five years ..........   1,010,042        998,895
  Over five years through ten years .........   3,139,067      3,032,260
  Over 10 years .............................   3,721,460      3,759,942
  Mortgage-backed securities with
   various maturities .......................     841,003        833,797
                                                ---------      ---------
    Total ...................................  $8,913,373     $8,828,684
                                                =========      =========

  Note 4
  INVESTMENT TRANSACTIONS

  INVESTMENT ACTIVITY - Here is a summary of our investment purchases, sales and maturities.
                                              Year ended December 31
  (In thousands)                           1994         1993        1992
                                           ----         ----        ----
  PURCHASES
  Fixed maturities ................  $1,235,653   $1,816,965  $1,778,736
  Equities ........................     700,568      465,056     401,374
  Real estate .....................      74,420      110,371      64,658
  Venture capital .................      66,622       79,410      55,928
  Other investments ...............       9,841       12,929      15,176
                                      ---------    ---------   ---------
    Total purchases ...............   2,087,104    2,484,731   2,315,872
                                      ---------    ---------   ---------

  PROCEEDS FROM SALES AND MATURITIES
  Fixed maturities:
   Sales ..........................     181,126      169,330     295,648
   Maturities and redemptions .....     533,292    1,236,912     976,712
  Equities ........................     707,608      437,610     431,225
  Real estate .....................       6,718       40,764           -
  Venture capital .................      28,817       59,124       2,803
  Other investments ...............       8,107       10,466      15,110
                                      ---------    ---------   ---------
    Total sales and maturities ....   1,465,668    1,954,206   1,721,498
                                      ---------    ---------   ---------
    Net purchases .................  $  621,436   $  530,525  $  594,374
                                      =========    =========   =========

  NET INVESTMENT INCOME - Here is a summary of our net investment income.

                                              Year ended December 31
  (In thousands)                           1994         1993        1992
                                           ----         ----        ----
  Fixed maturities ...............     $626,263     $607,067    $605,217
  Equities .......................       12,984       12,035      11,629
  Real estate ....................       28,049       19,288      19,022
  Venture capital ................       (1,849)      (2,012)     (1,966)
  Other investments ..............          346          698         569
  Short-term investments .........       45,893       37,952      46,018
                                        -------      -------     -------
     Total........................      711,686      675,028     680,489
  Investment expenses ............      (17,092)     (13,922)    (14,115)
                                        -------      -------     -------
     Net investment income........     $694,594     $661,106    $666,374
                                        =======      =======     =======

  REALIZED AND UNREALIZED INVESTMENT GAINS (LOSSES) - The following summarizes our pretax realized investment gains and losses and change in unrealized appreciation of investments recorded in common shareholders' equity.

                                              Year ended December 31
  (In thousands)                           1994         1993        1992
                                           ----         ----        ----
  PRETAX REALIZED
  INVESTMENT GAINS (LOSSES)
  Fixed maturities:
    Gross realized gains .........       $5,232       $8,916     $12,702
    Gross realized losses ........       (1,849)      (3,585)     (1,391)
                                         ------       ------      ------
     Total fixed maturities.......        3,383        5,331      11,311
                                         ------       ------      ------
  Equities:
    Gross realized gains .........       59,548       62,310      81,841
    Gross realized losses ........      (38,626)     (18,782)    (16,066)
                                         ------       ------      ------
     Total equities...............       20,922       43,528      65,775
                                         ------       ------      ------
  Real estate ....................      (10,458)     (10,188)     (7,519)
  Venture capital ................       17,616       24,046        (180)
  Other ..........................       10,511       (4,463)    (11,936)
                                         ------       ------      ------
     Total pretax realized
     investment gains ............      $41,974      $58,254     $57,451
                                         ======       ======      ======

  CHANGE IN UNREALIZED APPRECIATION
  Fixed maturities ...............    $(847,554)    $771,598         $ -
  Equities .......................      (30,106)     (23,993)    (34,038)
  Venture capital ................       (4,064)      52,550       6,687
  Other ..........................            -            -      (8,732)
                                        -------      -------      ------
     Total change in pretax
     unrealized appreciation .....     (881,724)     800,155     (36,083)
  Increase (decrease) in
    deferred tax asset ...........      306,828     (274,980)     12,268
                                        -------      -------      ------
     Total change in unrealized
     appreciation, net of taxes ..    $(574,896)    $525,175    $(23,815)
                                        =======      =======      ======

    Prior to our adoption of SFAS No. 115 on Dec. 31, 1993, we did not record unrealized appreciation or depreciation of fixed maturities on the consolidated balance sheet. Consequently, the change in unrealized appreciation of fixed maturities for 1993 represents the cumulative unrealized appreciation recorded upon our adoption of SFAS No. 115. The actual increase in pretax unrealized appreciation of fixed maturities for the years ended Dec. 31, 1993 and 1992, respectively, was $257.8 million and $13.3 million.


  Note 5
  DERIVATIVE FINANCIAL INSTRUMENTS

  In October 1994, the Financial Accounting Standards Board issued SFAS No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments." Derivative financial instruments are defined as futures, forward, swap or option contracts and other financial instruments with similar characteristics. We are not involved in derivatives for trading purposes, but have limited involvement with these instruments for purposes of hedging and income generation. All investments, including derivative instruments, have some degree of market and credit risk associated with them. However, the market risk on our derivatives substantially offsets the market risk associated with fluctuations in interest rates, and the value of certain investments. We minimize our credit risk by conducting derivative transactions only with reputable, investment-grade counter parties. We use the following types of derivative instruments:

  INTEREST RATE SWAP AGREEMENTS - We enter into interest rate swap agreements for the purpose of minimizing the effect of interest rate fluctuations on some of our investments and debt.

    At Dec. 31, 1994 and 1993, we had investments in perpetual floating rate notes totaling $45 million and $55 million, respectively, and we were party to interest rate swap agreements for notional amounts equaling these totals at those dates. We record the market value of these agreements on our balance sheet. The market value represents the asset that would be realized, or the liability that would be incurred, had they been terminated at the balance sheet date. At Dec. 31, 1994 and 1993, we recorded a liability of $1.7 million and an asset of $4.1 million, respectively, associated with these agreements.

    In 1993, we entered into an interest rate swap agreement that requires us to pay a fixed rate of 5.6% on $50 million of our outstanding floating rate commercial paper through the year 2000. At Dec. 31, 1994 and 1993, the estimated market value of this swap agreement was an asset of $5.8 million and $400,000, respectively.

  OPTION CONTRACTS - At the end of 1994 we had written exchange-traded options on $48.2 million of our equity security investments for the purpose of income generation. The comparable amount at the end of 1993 was $41.1 million. We recorded the market value of these options on our balance sheet. At Dec. 31, 1994 and 1993, we recorded an unrealized loss of $276,000 and $52,000, respectively, associated with these options.

  FOREIGN EXCHANGE FORWARD CONTRACTS - Our U.K.-based insurance brokerage operation purchases these contracts to minimize the impact of fluctuating foreign currencies on its results of operations. At Dec. 31, 1994 and 1993, our open position on foreign exchange forward contracts totaled $26.4 million and $33.9 million, respectively. The unrealized loss on these contracts was $412,000 and $199,000 at the end of 1994 and 1993, respectively.


  Note 6
  INCOME TAXES

  METHOD FOR COMPUTING INCOME TAX EXPENSE - Since 1992, we have computed our tax expense in accordance with SFAS No. 109, "Accounting for Income Taxes." The primary objective of our tax computation is to ensure that the deferred tax asset or liability on the balance sheet properly reflects the amount due from or to the government in the future. As a consequence, the portion of the tax expense that is a result of the change in the deferred tax asset or liability may not always be consistent with the income reported in the statements of operations.

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

  INCOME TAX EXPENSE (BENEFIT) - Income tax expense or benefits are recorded in various places in our financial statements. A summary of the amounts and places follows:

                                              Year ended December 31
  (In thousands)                           1994         1993        1992
                                           ----         ----        ----
  STATEMENTS OF OPERATIONS
  Expense related to income or
    loss before cumulative effects
    of accounting changes ........     $120,750      $94,997    $  7,458
  Benefit from the adoption of:
    SFAS No. 109 .................            -            -    (126,047)
    SFAS No. 106 .................            -            -     (25,777)
                                        -------      -------     -------
     Total income tax expense
     (benefit) included in net
     income or loss ..............      120,750       94,997    (144,366)
                                        -------      -------     -------
  COMMON SHAREHOLDERS' EQUITY
  Benefit for deductions relating
    to dividends on unallocated
    ESOP and PSOP shares .........       (4,578)      (4,873)     (5,226)
  Deferred expense (benefit)
    for the change in unrealized
    appreciation of investments
    and unrealized foreign
    exchange .....................     (308,073)     274,126     (15,675)
                                        -------      -------     -------
     Total income tax expense
     (benefit) included in common
     shareholders' equity ........     (312,651)     269,253     (20,901)
                                        -------      -------     -------
     Total income tax expense
     (benefit) included in
     financial statements ........    $(191,901)    $364,250   $(165,267)
                                        =======      =======     =======

  COMPONENTS OF INCOME TAX EXPENSE - The components of income tax expense related to the income or loss before cumulative effects of accounting changes are as follows:

                                              Year ended December 31
  (In thousands)                           1994         1993        1992
                                           ----         ----        ----
  Federal current tax expense ....     $151,347     $148,508    $109,740
  Federal deferred tax benefit ...      (47,933)     (54,935)   (114,832)
  Impact of tax rate change ......            -      (15,383)          -
                                        -------      -------     -------
     Total federal income tax
     expense (benefit) ...........      103,414       78,190      (5,092)
  Foreign income taxes ...........       11,788        9,692       6,776
  State income taxes .............        5,548        7,115       5,774
                                        -------      -------     -------
     Total income tax expense.....     $120,750     $ 94,997    $  7,458
                                        =======      =======     =======

  OUR TAX RATE IS DIFFERENT FROM THE STATUTORY RATE - Our total federal income tax expense (benefit) differs from the statutory rate of 35% (34% in 1992) of pretax income or loss as shown in the following table:

                                              Year ended December 31
  (In thousands)                           1994         1993        1992
                                           ----         ----        ----
  Federal income tax expense
    (benefit) at statutory rates .     $197,252     $182,912    $(76,521)
  Increase (decrease)
    attributable to:
    Nontaxable investment income .      (87,630)     (90,502)    (91,780)
    Foreign operations ...........       (9,335)       9,869      48,894
    Impact of tax rate change ....            -      (15,383)          -
    Write-down of goodwill .......            -            -     124,100
    Other ........................        3,127       (8,706)     (9,785)
                                        -------      -------     -------
     Federal income tax
      expense (benefit) ..........     $103,414      $78,190     $(5,092)
                                        =======      =======     =======

  MAJOR COMPONENTS OF DEFERRED INCOME TAXES ON OUR BALANCE SHEET - The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities are presented in the following table:

                                                       December 31
  (In thousands)                                     1994           1993
                                                     ----           ----
  DEFERRED TAX ASSETS
  Loss reserves .............................   $ 642,368      $ 593,938
  Unearned premium reserves .................     119,363        107,142
  Deferred compensation .....................      82,456         82,501
  Foreign loss carryforwards ................      43,263         51,479
  Alternative minimum tax
   credit carryforwards .....................      41,096         30,107
  Other .....................................     125,001        110,237
                                                ---------       --------
    Total gross deferred tax assets .........   1,053,547        975,404
  Less valuation allowance ..................     (50,359)       (58,931)
                                                ---------       --------
    Net deferred tax assets .................   1,003,188        916,473
                                                ---------       --------

  DEFERRED TAX LIABILITIES
  Unrealized appreciation of investments ....       1,889        308,718
  Deferred acquisition costs ................     105,428         97,958
  Real estate ...............................      43,994         44,062
  Other .....................................      61,369         40,723
                                                ---------       --------
    Total gross deferred tax liabilities ....     212,680        491,461
                                                ---------       --------
    Deferred income taxes ...................    $790,508       $425,012
                                                =========       ========

    If we believe that all of our deferred tax assets will not result in future tax benefits, we must establish a "valuation allowance" for the portion of these assets that we think will not be realized. The valuation allowance for deferred tax assets as of Jan. 1, 1992, was $35.0 million. The net change in the total valuation allowance was a decrease of $8.6 million in 1994, and increases of $4.7 million and $19.2 million, respectively, in 1993 and 1992, relating entirely to our foreign operations. Based upon a review of our refundable taxes, anticipated future earnings, and all other available evidence, both positive and negative, we have concluded it is "more likely than not" that our net deferred tax assets will be realized.

  UNDISTRIBUTED EARNINGS OF SUBSIDIARIES - U.S. income taxes have not been provided on $29.1 million of our foreign operations' undistributed earnings as of Dec. 31, 1994, as such earnings are intended to be permanently reinvested in those operations. Furthermore, any taxes paid to foreign governments on these earnings may be partially used as credits against the U.S. tax on any dividend distributions from such earnings.

    We have not provided taxes on approximately $83.4 million of undistributed earnings related to our majority ownership of The John Nuveen Company that arose in 1994, 1993 and 1992 because we currently do not expect those earnings to become taxable to us.

  IRS EXAMINATIONS - The Internal Revenue Service has examined our consolidated returns through 1990 and is currently examining the years 1991 and 1992. Although it is possible that any additional taxes assessed as a result of these examinations may be material to liquidity in the period in which the assessment occurs, we believe such an assessment would not materially affect our overall financial position or results of operations.

  Note 7
  DEBT AND CREDIT ARRANGEMENTS

  Debt consists of the following:

                                                December 31
                                        1994                      1993
                                    Book        Fair         Book        Fair
  (In thousands)                   Value       Value        Value       Value
                                   -----       -----        -----       -----
  Commercial paper ...........  $275,635    $275,635     $201,384    $201,384
  Medium-term notes ..........   204,433     189,400      210,780     221,100
  9-3/8% notes ...............    99,971     102,800       99,959     113,400
  Guaranteed ESOP debt .......    36,112      37,200       47,223      52,200
  Pound sterling loan notes ..     6,473       6,473            -           -
  Short-term borrowings ......         -           -       80,383      80,383
                                 -------     -------      -------     -------
    Total debt ...............  $622,624    $611,508     $639,729    $668,467
                                 =======     =======      =======     =======

  FAIR VALUE - The fair value of our commercial paper and short-term borrowings approximates their book value because they are short-term in nature. For our other debt, which has longer terms and fixed interest rates, our fair value estimate is based on current interest rates available on debt securities in the market that have terms similar to ours.

  COMMERCIAL PAPER - Our commercial paper is supported by a $400 million credit agreement that expires in 1997. The credit agreement requires us to stay below a certain ratio of debt to equity, maintain a stated amount of common shareholders' equity and meet certain other requirements. As of year-end 1994, we had not borrowed any funds under the agreement, and we were in compliance with all provisions.

    Interest rates on commercial paper issued in 1994 ranged from 3.1% to 6.1%; in 1993 the range was 3.0% to 3.6%; and in 1992 the range was 3.0% to 4.7%.

  MEDIUM-TERM NOTES - The medium-term notes bear interest rates ranging from 5.9% to 8.4%. Maturities range from seven to 12 years after the issuance date.

  9-3/8% NOTES - The 9-3/8% notes mature on June 15, 1997.

  GUARANTEED ESOP DEBT - The guaranteed ESOP debt bears an interest rate of 7.95% and is due March 1, 1998. The ESOP's principal payments and related interest are funded quarterly through a combination of our contributions and dividends on shares held by the ESOP. We show this debt as our liability, because we guaranteed the debt.

  POUND STERLING LOAN NOTES - The pound sterling loan notes were issued in 1994 in connection with our acquisition of a brokerage company. The notes mature on July 15, 2004, and bear an interest rate of 4.9% at Dec. 31, 1994.

  SHORT-TERM BORROWINGS - Short-term borrowings in 1993 were obligations of our investment banking-asset management operation that were collateralized by some of its inventory securities. These borrowings consisted of securities sold under an agreement to repurchase.

  INTEREST EXPENSE - Our interest expense was $39.6 million in 1994, $40.8 million in 1993 and $35.6 million in 1992.

  MATURITIES - The amount of debt that becomes due in each of the next five years is as follows: 1995 and 1996, $11.1 million; 1997, $386.7 million; 1998, $27.8 million; and 1999, $20.0 million.


  Note 8
  RETIREMENT PLANS

  PENSION PLANS - We maintain funded defined benefit pension plans for most of our U.S. and non-U.S. employees. Benefits are based on years of service and the employee's compensation while employed by the company. U.S. pension benefits generally vest after five years of service. Non-U.S. pension benefits generally vest after two years of service.

    Our U.S. pension plans are noncontributory. This means that employees do not pay anything into the plans. Our funding policy is to contribute amounts sufficient to meet the minimum funding requirements of the Employee Retirement Income Security Act and any additional amounts that may be necessary. This may result in no contribution being made in a particular year.

    We contribute to our non-U.S. pension plans based on a percentage of salaries. Certain of these plans are contributory, which means that employees also contribute a percentage of their salary to the plan.

    The following table details the components of our net periodic pension cost for our U.S. and non-U.S. funded pension plans.

                                               Year ended December 31
  (In thousands)                           1994         1993        1992
                                           ----         ----        ----
  Service cost - benefits
    earned during the year .......      $37,611      $29,515     $32,912
  Interest cost on projected
    benefits obligation ..........       40,606       36,670      39,449
  Actual return on plan assets ...       (6,928)     (66,449)    (25,333)
  Net amortization and deferral ..      (35,243)      28,270     (20,352)
                                         ------       ------      ------
     Net periodic pension cost....      $36,046      $28,006     $26,676
                                         ======       ======      ======

    The following table summarizes the funded status of our plans.

                                                 December 31
                                        1994                      1993
  (In thousands)                    U.S.    Non-U.S.         U.S.    Non-U.S.
                                   -----    --------        -----    --------
  Accumulated benefits
   obligation:
   Vested ....................  $180,793    $186,317     $233,565    $194,403
   Nonvested .................    23,072         424       30,746         119
                                 -------     -------      -------     -------
    Subtotal .................   203,865     186,741      264,311     194,522
  Effect of projected
   salary increases ..........    86,557      45,588       94,340      42,753
                                 -------     -------      -------     -------
    Projected benefits
     obligation...............   290,422     232,329      358,651     237,275
  Plan assets at fair value ..   245,852     239,025      228,322     215,843
                                 -------     -------      -------     -------
    Assets (greater) less
     than projected
     benefits obligation......    44,570      (6,696)     130,329      21,432
  Unrecognized net gain (loss)     9,071     (18,022)     (54,233)    (52,386)
  Unrecognized net
   asset at transition .......    11,273      15,684       12,973      16,797
  Unrecognized prior
   service cost ..............       420      (2,844)         109      (2,991)
                                 -------     -------      -------     -------
    Accrued (prepaid) pension
     cost recorded on the
     balance sheet............  $ 65,334    $(11,878)    $ 89,178    $(17,148)
                                 =======     =======      =======     =======

    We use the services of an independent actuary to assist us in the determination of our pension cost and obligation. Pension cost is determined using assumptions at the beginning of the year. The funded status is determined using assumptions at the end of the year. Assumptions as of Dec. 31 used to determine the projected benefits obligation and pension cost are as follows:

                                    1994      1993      1992      1991
                                    ----      ----      ----      ----
  U.S. PLANS
  Discount rate .................   8.00%     6.25%     7.25%     7.75%
  Rate of increase in
   compensation .................   5.00      4.25      5.50      6.00
  Expected rate of return
   on plan assets ...............   9.00      9.00      9.00      9.50

  NON-U.S. PLANS
  Discount rate .................   8.50      7.50      9.50      9.50
  Rate of increase in
   compensation .................   6.00      5.50      7.50      7.50
  Expected rate of return
   on plan assets ...............  10.00      9.50     10.50     10.50

    Plan assets are invested primarily in equities and fixed maturities and included 380,172 shares of our common stock with a market value of $17.0 million and $17.1 million at Dec. 31, 1994 and 1993, respectively.

    We also maintain a noncontributory, unfunded pension plan to provide certain employees with pension benefits in excess of limits imposed by federal tax law and a noncontributory, unfunded pension plan for our outside directors. At the end of 1994 and 1993, we had a liability of $17.5 million and $13.9 million, respectively, recorded for these plans.

    During 1992, we offered a voluntary early retirement incentive, enabling certain eligible employees to elect early retirement. Early retirement was elected by 292 employees, which resulted in a pretax cost of $31.0 million in 1992.

  EMPLOYEE STOCK OWNERSHIP PLAN - We maintain an ESOP for qualified employees of our U.S.-based corporate, underwriting and insurance brokerage operations. An ESOP trust was formed that borrowed funds to purchase shares of our stock for future allocation to qualified employees. As the principal of the ESOP trust loan is paid, a pro rata amount of our common stock is released for allocation to eligible participants. Dividends we pay on all shares held by the trust are used to pay the ESOP's obligations. In addition, we make contributions as needed to meet the ESOP's obligations.

    All shares held by the ESOP are considered outstanding for EPS computations, and dividends paid on all ESOP shares are charged to retained earnings. Our ESOP expense was reduced by the dividends we paid to the ESOP trust.

    The following table summarizes our ESOP expense for each of the last three years:

                                               Year ended December 31
  (In thousands)                           1994         1993        1992
                                           ----         ----        ----
  Compensation expense ...........      $12,330      $12,037     $11,776
  Interest expense ...............        4,108        5,032       5,982
  Dividends paid to ESOP trust ...       (6,325)      (6,181)     (6,337)
  Proceeds from sales of forfeited
    shares, and interest income ..         (273)        (221)       (377)
                                         ------       ------      ------
     Net pretax ESOP expense......       $9,840      $10,667     $11,044
                                          =====       ======      ======

  Cash contributions to trust ....       $9,171      $10,091     $10,496
                                          =====       ======      ======

    The following table details the shares held in the ESOP:

                                                       December 31
  (Shares)                                           1994           1993
                                                     ----           ----
  Allocated .................................   2,630,265      2,295,799
  Committed to be released ..................     142,467        131,323
  Unallocated ...............................   1,603,176      2,108,952
                                                ---------      ---------
   Total ....................................   4,375,908      4,536,074
                                                =========      =========

    The ESOP allocated 505,776 shares in 1994, 499,256 shares in 1993 and 492,418 shares in 1992. The remaining unallocated shares at Dec. 31, 1994, will be released for allocation annually through March 1, 1998.

  PREFERRED STOCK OWNERSHIP PLAN - Our Savings Plus Preferred Stock Ownership Plan (PSOP) allocates preferred shares semiannually to those employees participating in our Savings Plus Plan. The allocation is equivalent to 60% of employees' contributions up to a maximum of 6% of their salary plus shares equal to the value of dividends on previously allocated shares. To finance the stock purchase for future allocation to qualified employees, the PSOP borrowed $150 million at 9.4% from our U.S. underwriting subsidiary. As the principal and interest of the trust's loan is paid, a pro rata amount of our preferred stock is released for allocation to participating employees. Each share pays a dividend of $11.724 annually and is currently convertible into four shares of common stock (two shares prior to the stock split). Dividends on all shares held by the trust are used to pay the PSOP obligation. In addition to dividends paid to the trust, we make additional cash contributions to the PSOP as necessary in order to meet the PSOP's debt obligation.

    If dilutive, the common stock equivalent of all shares held by the PSOP is considered outstanding for fully diluted EPS computations, and dividends paid on all PSOP shares are charged to retained earnings. Our PSOP expense was reduced by the dividends we paid to the PSOP trust.

    The following table summarizes our PSOP expense for each of the last three years:

                                               Year ended December 31
  (In thousands)                           1994         1993        1992
                                           ----         ----        ----
  Compensation expense ...........      $10,409       $7,268      $7,854
  Interest expense ...............       13,602       14,044      14,075
  Dividends paid to PSOP trust ...      (11,993)     (12,022)    (12,141)
                                         ------       ------      ------
    Net pretax PSOP expense ......      $12,018       $9,290      $9,788
                                         ======       ======      ======

  Cash contributions to trust ....       $9,205       $2,728      $1,811
                                         ======       ======      ======

    The following table details the shares held in the PSOP:

                                                       December 31
  (Shares)                                           1994           1993
                                                     ----           ----
  Allocated ..............................        187,194        135,741
  Committed to be released ...............         31,601         26,887
  Unallocated ............................        793,691        860,300
                                                ---------      ---------
   Total .................................      1,012,486      1,022,928
                                                =========      =========

    The PSOP allocated 66,609 shares in 1994, 53,342 shares in 1993 and 51,057 shares in 1992. The remaining unallocated shares at Dec. 31, 1994, will be released for allocation annually through Jan. 31, 2005.

  POSTRETIREMENT BENEFITS OTHER THAN PENSION - We provide certain health care and life insurance benefits for retired U.S. employees and their eligible dependents. We currently anticipate that most of our employees will become eligible for these benefits if they retire while working for us. The cost of these benefits is shared with the retiree. The benefits are generally provided through our employee benefits trust, to which periodic contributions are made to cover benefits paid during the year.

    Effective Jan. 1, 1992, we implemented SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." This statement changed our method of accounting for postretirement benefits from the cash basis to the accrual basis. Now, we accrue postretirement benefits expense during the period that the employee renders the service to earn the benefit.

    We recorded a transition obligation of $75.3 million, representing the cumulative Jan. 1, 1992, liability for postretirement benefits, in the first quarter of 1992. This cumulative effect, net of taxes, was a charge to earnings of $49.6 million, or $0.59 per share.

    The following table details the components of the net periodic postretirement benefits cost:

                                               Year ended December 31
  (In thousands)                           1994         1993        1992
                                           ----         ----        ----
  Service cost - benefits attributed
    to service during the year ......   $ 5,089      $ 4,227     $ 4,159
  Interest cost on accumulated
    postretirement benefits
    obligation ......................     9,645        8,699       7,117
  Actual return on plan assets ......       320         (686)       (891)
  Net amortization and deferral .....    (1,448)        (590)        (17)
                                         ------       ------      ------
     Net periodic postretire-
     ment benefits cost .............   $13,606      $11,650     $10,368
                                         ======       ======      ======

    The following table summarizes the funded status of the plan.

                                                         December 31
  (In thousands)                                     1994           1993
                                                     ----           ----
  Accumulated postretirement
   benefits obligation:
    Retirees ................................     $66,350        $74,541
    Fully eligible active plan participants .       7,174          8,720
    Other active plan participants ..........      33,822         47,797
                                                  -------        -------
     Subtotal................................     107,346        131,058
  Plan assets at fair value .................      13,753         13,693
                                                  -------        -------
     Assets less than accumulated
     postretirement benefits obligation .....      93,593        117,365
  Unrecognized net gain (loss) ..............      16,398        (14,374)
  Unrecognized prior service cost ...........       5,017          5,370
                                                  -------        -------
     Accrued postretirement benefits
     cost recorded on the balance sheet .....    $115,008       $108,361
                                                  =======        =======

    We use the services of an independent actuary to assist in the determination of the benefits cost and obligation. Postretirement benefits cost is determined using assumptions at the beginning of the year. The funded status is determined using the assumptions at the end of the year. Assumptions as of Dec. 31 used to determine the postretirement benefits cost and accumulated postretirement benefits obligation are as follows:

                                    1994      1993      1992      1991
  Discount rate .................   8.50%     7.00%     7.75%     8.00%
  Rate of increase
   in compensation ..............   5.00      4.25      5.50      6.00
  Expected rate of return
   on plan assets ...............   8.00      7.50      7.50      7.50

    A health care inflation rate of 14% was assumed to change to 8% in 1995, decrease annually to 6% in 2002 and then remain at that level. This inflation rate assumption has a significant impact on the health care portion of the postretirement benefits. For example, a 1% increase in this rate would have increased the accumulated postretirement benefits obligation at Dec. 31, 1994, by $16.4 million and the 1994 periodic benefits cost by $3.0 million.


  Note 9
  STOCK OPTION AND OTHER INCENTIVE PLANS

  Our option plans for certain U.S.-based company officers and outside directors give these individuals the right to buy our stock at the market price on the day the options were granted. In May 1994, our shareholders adopted a new stock incentive plan, making available for future grant up to four million option shares. Stock options granted under the 1994 plan may be exercised between one and 10 years subsequent to the date of grant. Options granted under our option plan in effect prior to May 1994 may be exercised at any time up to 10 years after the grant date.

    Up to 800,000 of the four million shares available under the 1994 plan may be granted as restricted stock awards. The stock is restricted because recipients receive the stock only upon completing a specified objective or period of employment, generally one to five years. The shares are considered issued when awarded, but the recipient does not own and cannot sell the shares during the restriction period.

    Approximately 3,980,000 shares remained at year-end for grant under the 1994 plan, of which approximately 793,000 may be granted as restricted shares.

    We also have separate stock option plans for certain employees of our non-U.S. operations. Most of the options granted under these plans were priced at the market price of our common stock on the grant date. Generally, they can be exercised from three to 10 years after the grant date. Approximately 300,000 option shares remained available at year-end for future grants under our non-U.S. plans.

    Information concerning our U.S. and non-U.S. stock option plans is in the following table:

                                                               Number of
                                              Option Price        Option
  (Shares)                                       Per Share        Shares

  Outstanding Jan. 1, 1992 ..........        $7.21 - 36.25     3,378,176
  Granted ...........................        35.00 - 38.50       467,014
  Canceled ..........................        10.10 - 34.25       (22,272)
  Exercised .........................         7.21 - 36.25      (645,300)
                                             -------------     ---------
  Outstanding Dec. 31, 1992 .........         9.95 - 38.50     3,177,618
  Granted ...........................        38.25 - 47.88       378,908
  Canceled ..........................        12.98 - 37.07       (42,594)
  Exercised .........................         9.95 - 40.07      (566,224)
                                             -------------     ---------
  Outstanding Dec. 31, 1993 .........         9.95 - 47.88     2,947,708
  Granted ...........................        31.55 - 47.88       661,783
  Canceled ..........................        21.75 - 47.88       (41,953)
  Exercised .........................         9.95 - 47.88      (297,293)
                                             -------------     ---------
  Outstanding Dec. 31, 1994 .........       $21.25 - 47.88     3,270,245
                                             =============     =========

  Exercisable Dec. 31, 1994 .........       $21.25 - 46.63     2,400,710
                                             =============     =========


  Note 10
  SHAREHOLDERS' EQUITY

    COMMON STOCK AND REACQUIRED SHARES - We are governed by the
  Minnesota Business Corporation Act. All authorized shares of voting common stock have no par value. Shares of common stock reacquired are considered unissued shares.

    On May 3, 1994, our shareholders voted to amend the company's Restated Articles of Incorporation to increase the number of authorized shares of voting common stock from 120 million to 240 million. Subsequent to this action, the board of directors approved a 2-for-1 stock split, issuing one additional voting common share on June 6, 1994, for each outstanding share to shareholders of record on May 17, 1994.

    In 1994, we reacquired 860,000 of our common shares for a total cost of $34.2 million. During 1992, we reacquired 1,585,000 of our common shares for a total cost of $57.7 million. We reduced our capital stock account for the cost of these repurchases in proportion to the percentage of shares reacquired, with the remainder of the cost charged to retained earnings.

    A summary of our common stock activity for the last three years is as follows:

                                               Year ended December 31
  (Shares)                                 1994         1993        1992
                                           ----         ----        ----
  Outstanding at beginning
    of year .......................  84,714,676   84,118,554  85,042,484
  Issued under stock option
    and other incentive plans .....     344,756      595,814     659,198
  Issued upon conversion
    of preferred stock ............       3,125        5,132       2,128
  Reacquired ......................    (860,140)      (4,824) (1,585,256)
                                     ----------   ----------  ----------
  Outstanding at end of year ......  84,202,417   84,714,676  84,118,554
                                     ==========   ==========  ==========

  UNDESIGNATED SHARES - Our articles of incorporation allow us to issue five million undesignated shares. The board of directors may designate the type of shares and set the terms thereof. The board designated 1,450,000 of these shares as Series B Convertible Preferred Stock in connection with the formation of our Preferred Stock Ownership Plan
  (PSOP). The board designated 50,000 shares as Series A Junior Participating Preferred Stock in connection with the establishment of our Shareholder Protection Rights Plan.

  SHAREHOLDER PROTECTION RIGHTS PLAN - Our Shareholder Protection Rights Plan is designed to protect the interests of our shareholders in the event of unsolicited and unfair or coercive attempts to acquire control of the company. Our shareholders own one right for each common share owned, which would enable them to initiate specified actions to protect their interests. We may redeem this right under circumstances specified in the plan.

  DIVIDEND RESTRICTIONS - We primarily depend on dividends from our subsidiaries to pay dividends to our shareholders, service our debt and pay expenses. Various state laws and regulations limit the amount of dividends we may receive from our U.S. underwriting subsidiary. In 1995, $311.6 million will be available for dividends free from such restrictions. During 1994, we received cash dividends of $201.0 million from our U.S. underwriting subsidiary and a $157.1 million noncash dividend of the capital stock of its U.K.-based underwriting operation.


  Note 11
  COMMITMENTS AND CONTINGENCIES

  INVESTMENT COMMITMENTS - We have long-term commitments to fund venture capital and real estate investments totaling $150.3 million as of Dec. 31, 1994. We estimate these commitments will be paid as follows: $99.9 million in 1995; $21.9 million in 1996; $15.6 million in 1997; $7.9 million in 1998; and $5.0 million in 1999.

  LEASE COMMITMENTS - A portion of our business activities is carried on in rented premises. We also enter into leases for equipment, such as office machines and computers. Our total rental expense was $69.6 million in 1994, $74.9 million in 1993 and $92.8 million in 1992.

    Certain leases are noncancelable, and we would remain responsible for payment even if we stopped using the space or equipment. On Dec. 31, 1994, the minimum annual rents for which we would be liable under these types of leases are as follows: $59.2 million in 1995, $49.4 million in 1996, $42.1 million in 1997, $36.7 million in 1998, $31.7 million in 1999 and $106.7 million thereafter.

  LEGAL MATTERS - In the ordinary course of conducting business, our operations have been named as defendants in various lawsuits. Some of these lawsuits attempt to establish liability under insurance contracts issued by our underwriting operations. Plaintiffs in these lawsuits are asking for money damages or to have the court direct the activities of our operations in certain ways.

    Although it is possible that the settlement of a contingency may be material to our results of operations and liquidity in the period in which the settlement occurs, we believe that the total amounts that we and our subsidiaries will ultimately have to pay in all of these lawsuits will have no material effect on our overall financial position.


  Note 12
  ACQUISITION OF ECONOMY

  On Aug. 31, 1993, we acquired Economy Fire & Casualty Company, a personal insurance underwriting company, from Kemper Corporation. Our investment in Economy totaled approximately $395 million. This included a $100 million contribution of securities to the capital of Economy, with the remainder paid in cash to Kemper Corporation. We recorded goodwill of approximately $142 million that we are amortizing over 15 years.

    We accounted for the Economy acquisition as a purchase. As a result, Economy's results were included in our consolidated results from the date of purchase. Consolidated results would not have been materially different had this acquisition been completed at the beginning of 1992.

  Note 13
  SALE OF MINORITY INTEREST IN NUVEEN

  In May 1992, we sold a minority interest in our investment banking-asset management subsidiary, The John Nuveen Company. The sale generated pretax proceeds of $137.1 million and resulted in a pretax gain of $98.3 million. We retained approximately 74% ownership in Nuveen at the time of the sale. We now own approximately 77% of Nuveen due to Nuveen's repurchase of some of its outstanding shares.

    We continue to consolidate 100% of Nuveen's assets, liabilities, revenues and expenses, with reductions on the balance sheet and statement of operations for the minority interest sold. The minority interest represents the minority shareholders' proportionate interest in Nuveen's equity and earnings. Minority interest of $66.5 million and $71.9 million was recorded in other liabilities at the end of 1994 and 1993, respectively.

  Note 14
  REINSURANCE

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

                                               Year ended December 31
  (In thousands)                           1994         1993        1992
                                           ----         ----        ----
  PREMIUMS WRITTEN
  Direct .......................     $3,491,466   $3,053,532  $3,011,879
  Assumed ......................        745,810      686,557     636,587
  Ceded ........................       (614,250)    (561,544)   (506,047)
                                      ---------    ---------   ---------
    Net premiums written .......     $3,623,026   $3,178,545  $3,142,419
                                      =========    =========   =========

  PREMIUMS EARNED
  Direct .......................     $3,296,215   $3,021,203  $3,027,243
  Assumed ......................        709,987      680,626     661,505
  Ceded ........................       (594,121)    (523,491)   (545,502)
                                      ---------    ---------   ---------
    Net premiums earned ........     $3,412,081   $3,178,338  $3,143,246
                                      =========    =========   =========

  INSURANCE LOSSES AND
  LOSS ADJUSTMENT EXPENSES
  Direct .......................     $2,245,796   $1,968,839  $2,304,848
  Assumed ......................        595,492      721,141   1,034,594
  Ceded ........................       (379,590)    (386,242)   (649,396)
                                      ---------    ---------   ---------
    Net insurance losses and
     loss adjustment expenses...     $2,461,698   $2,303,738  $2,690,046
                                      =========    =========   =========

  Note 15
  STATUTORY ACCOUNTING PRACTICES

  Our underwriting operations are required to file financial statements with state and foreign regulatory authorities. The accounting principles used to prepare these statutory financial statements follow prescribed accounting principles, which differ from GAAP. On a statutory accounting basis, our underwriting operations reported net income of $285.3 million in 1994, $441.1 million in 1993, and $185.0 million in 1992. Statutory surplus (shareholder's equity) of these operations was $1.9 billion and $1.8 billion as of Dec. 31, 1994 and 1993, respectively.


  Note 16
  SEGMENT INFORMATION

  GEOGRAPHIC AREAS - We provide international broking services and property-liability insurance coverages. The following summary presents financial data based on the location of our operations:

                                             Year ended December 31
  (In thousands)                         1994         1993          1992
                                         ----         ----          ----
  REVENUES
  U.S. .........................   $4,071,932   $3,875,545    $3,963,203
  Non-U.S. .....................      629,353      584,627       535,489
                                    ---------    ---------     ---------
    Total revenues .............   $4,701,285   $4,460,172    $4,498,692
                                    =========    =========     =========

  INCOME (LOSS)
  BEFORE INCOME TAXES
  U.S. .........................     $520,983     $559,512      $145,477
  Non-U.S. .....................       42,595      (36,906)     (370,540)
                                    ---------    ---------     ---------
    Total income (loss)
     before income taxes........     $563,578     $522,606     $(225,063)
                                    =========    =========     =========

                                                  December 31
  (In thousands)                         1994         1993          1992
                                         ----         ----          ----
  IDENTIFIABLE ASSETS
  U.S. .........................  $14,716,603  $14,703,637   $13,166,460
  Non-U.S. .....................    2,779,217    2,445,559     2,225,594
                                   ----------   ----------    ----------
    Total assets ...............  $17,495,820  $17,149,196   $15,392,054
                                   ==========   ==========    ==========

  INDUSTRY - Our industry segments consist of underwriting, insurance brokerage and investment banking-asset management. The following summary presents revenues, income (loss) before income taxes and identifiable assets for each industry segment. Each segment's revenues and pretax income (loss) include investment income. The insurance brokerage segment's fees and commissions include intercompany commissions that are eliminated when we consolidate our operations.

                                             Year ended December 31
  (In thousands)                         1994         1993          1992
                                         ----         ----          ----
  REVENUES
  Underwriting:
    St. Paul Fire and Marine:
     Specialized commercial.......   $1,015,397   $1,011,439  $1,050,936
     Personal & business insurance      737,601      485,564     341,902
     Medical services.............      638,413      688,980     722,172
     Commercial...................      380,356      418,635     541,109
                                      ---------    ---------   ---------
     Total St. Paul Fire
      and Marine .................    2,771,767    2,604,618   2,656,119
    Reinsurance ..................      483,368      395,008     361,093
    International ................      156,946      178,712     126,034
                                      ---------    ---------   ---------
     Total premiums earned .......    3,412,081    3,178,338   3,143,246
    Net investment income ........      674,818      646,396     642,301
    Realized investment gains ....       35,967       49,429      60,351
    Other ........................       29,053       31,723      24,985
                                      ---------    ---------   ---------
     Total underwriting ..........    4,151,919    3,905,886   3,870,883
                                      ---------    ---------   ---------
  Insurance brokerage:
    Fees and commissions .........      315,977      294,579     290,081
    Net investment income ........       21,322       21,213      29,444
    Other ........................        8,377        4,725       8,267
                                      ---------    ---------   ---------
     Total insurance brokerage ...      345,676      320,517     327,792
                                      ---------    ---------   ---------
  Investment banking-
    asset management .............      220,303      245,732     221,182
                                      ---------    ---------   ---------
     Total industry segments .....    4,717,898    4,472,135   4,419,857
  Parent company and consolidating
    eliminations .................      (16,613)     (11,963)     78,835
                                      ---------    ---------   ---------
     Total revenues ..............   $4,701,285   $4,460,172  $4,498,692
                                      =========    =========   =========

  INCOME (LOSS) BEFORE INCOME TAXES
  Underwriting:
    St. Paul Fire and Marine:
     Specialized commercial.......     $(89,116)   $(116,126)  $(244,190)
     Personal & business insurance      (35,258)     (28,835)    (62,606)
     Medical services.............      118,379      132,922     151,906
     Commercial...................      (54,045)     (57,315)   (123,230)
                                      ---------    ---------   ---------
     Total St. Paul Fire
      and Marine .................      (60,040)     (69,354)   (278,120)
    Reinsurance ..................      (21,802)     (18,230)   (240,930)
    International ................      (31,166)     (62,671)    (47,836)
                                      ---------    ---------   ---------
     Total GAAP underwriting result    (113,008)    (150,255)   (566,886)
    Net investment income ........      674,818      646,396     642,301
    Realized investment gains ....       35,967       49,429      60,351
    Other ........................      (37,068)     (38,389)    (54,634)
                                      ---------    ---------   ---------
     Total underwriting ..........      560,709      507,181      81,132
                                      ---------    ---------   ---------
  Insurance brokerage ............       (9,947)     (12,629)   (432,527)
                                      ---------    ---------   ---------
  Investment banking-asset management:
    Pretax income before
     minority interest............       94,635      111,663      97,866
    Minority interest ............      (22,777)     (29,076)    (15,405)
                                      ---------    ---------   ---------
     Total investment banking-
      asset management ...........       71,858       82,587      82,461
                                      ---------    ---------   ---------
     Total industry segments .....      622,620      577,139    (268,934)
  Parent company and consolidating
    eliminations .................      (59,042)     (54,533)     43,871
                                      ---------    ---------   ---------
     Total income (loss) before
      income taxes ...............     $563,578     $522,606   $(225,063)
                                      =========    =========   =========

                                                  December 31
  (In thousands)                         1994         1993          1992
                                         ----         ----          ----
  IDENTIFIABLE ASSETS
  Underwriting ...................  $15,397,173  $15,144,260 $13,682,466
  Insurance brokerage ............    1,738,060    1,616,574   1,463,647
  Investment banking-
    asset management .............      348,847      410,764     294,235
                                     ----------   ----------  ----------
     Total industry segments .....   17,484,080   17,171,598  15,440,348
  Parent company and
    consolidating eliminations ...       11,740      (22,402)    (48,294)
                                     ----------   ----------  ----------
     Total assets ................  $17,495,820  $17,149,196 $15,392,054
                                     ==========   ==========  ==========


  Note 17
  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

  The following is an unaudited summary of our quarterly performance:

                                                     1994
                                   First      Second        Third      Fourth
  (In thousands)                 Quarter     Quarter      Quarter     Quarter
                                 -------     -------      -------     -------
  Revenues ................   $1,163,775  $1,165,149   $1,199,068  $1,173,293
  Net income ..............       64,437     127,762      129,808     120,821
  Net income per common share:
   Primary ................        0.73         1.49         1.51        1.40
   Fully diluted ..........        0.71         1.43         1.45        1.35

                                                     1993
                                   First      Second        Third      Fourth
  (In thousands)                 Quarter     Quarter      Quarter     Quarter
                                 -------     -------      -------     -------
  Revenues ................   $1,114,028  $1,069,338   $1,104,975  $1,171,831
  Net income ..............       88,031     108,497      141,388      89,693
  Net income per common share:
   Primary ................        1.01         1.25         1.63        1.02
   Fully diluted ..........        0.98         1.21         1.57        0.99

                                                     1992
                                   First      Second        Third      Fourth
  (In thousands)                 Quarter     Quarter      Quarter     Quarter
                                 -------     -------      -------     -------
  Revenues ................   $1,099,209  $1,172,957   $1,125,114  $1,101,412
  Income (loss) before
   cumulative effects of
   accounting changes .....      105,788     143,122      (63,886)   (417,545)
  Net income (loss) .......      182,271     143,122      (63,886)   (417,545)
  Earnings (loss) per
   common share:
  Primary:
   Income (loss) before
    cumulative effects of
    accounting changes ....         1.21        1.64        (0.78)      (4.99)
   Net income (loss) ......         2.10        1.64        (0.78)      (4.99)
  Fully diluted:
   Income (loss) before
    cumulative effects of
    accounting changes ....        1.16          1.57       (0.78)      (4.99)
   Net income (loss) ......        2.01          1.57       (0.78)      (4.99)

Item 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY
        AND RELATED STOCKHOLDER MATTERS.
        -----------------------------------------

  Shareholder Information

  Stock Trading

  The company's stock is traded nationally on the New York Stock Exchange, where it is assigned the symbol SPC. As of Feb. 23, 1995, the stock is also listed on the London Stock Exchange under the symbol SPC. The number of holders of record, including individual owners, of our common stock was 7,789 as of Feb. 27, 1995.

  Options on the company's stock trade on the Chicago Board Options Exchange, under the symbol SPQ.

  Stock Price and Dividend Rate

  The table below sets forth the amount of cash dividends declared per share and the high and low closing sales prices of company stock for each quarter during the past two years. All amounts presented reflect the effect of a two-for-one stock split in 1994.

                                                            Cash
                                                        Dividend
 1994                     High              Low         Declared
 ----                     ----              ---         --------
1st Quarter         $   44 3/8        $38 13/16            $.375
2nd Quarter           41 11/16           37 7/8             .375
3rd Quarter             44 1/2           39 1/2             .375
4th Quarter             45 1/8           40                 .375

Cash dividend paid in 1994 was $1.48.


                                                            Cash
                                                        Dividend
 1993                    High               Low         Declared
 ----                    ----               ---         --------
1st Quarter        $   41 5/8          $ 37 3/4             $.35
2nd Quarter           41 7/16            39 1/4              .35
3rd Quarter          46 11/16           40 5/16              .35
4th Quarter            48 1/2            43 1/4              .35

Cash dividend paid in 1993 was $1.39.