Form 10-K405, Exhibit 13
period 1995-12-31
ST PAUL COMPANIES INC /MN/
filed 1996-03-22
CIK 86312

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS
          ---------------------------------------------

Management's Discussion and Analysis

The St. Paul Companies

STRENGTH REFLECTED IN THIRD YEAR OF RECORD EARNINGS

1995 was a solid year on virtually all fronts for The St. Paul. Operating in a property-liability industry where challenging and competitive market conditions persist, we generated consolidated pretax earnings totaling $656 million, our third consecutive year of record results. Double-digit premium growth, reduced expense levels and impressive investment returns combined to produce pretax earnings in excess of $650 million in our underwriting segment. The John Nuveen Company also contributed to our record results, rebounding in 1995 to post its highest earnings ever. However, our insurance brokerage operation, Minet, continued to struggle amid difficult market conditions in that industry. Our balance sheet at the end of the year reflected the successes achieved in 1995 - common shareholders' equity increased by nearly $1 billion since the end of 1994. The following table provides a consolidated overview of our results for the last three years:

(In millions)
Year ended December 31                        1995      1994      1993
                                              ----      ----      ----
Pretax income (loss):
 Underwriting                                $ 652     $ 561     $ 507
 Insurance brokerage                           (13)      (10)      (13)
 Investment banking-asset management            88        72        83
 Parent company and consolidating
  eliminations                                 (71)      (59)      (54)
                                              ----      ----      ----
  Pretax income                                656       564       523
Income tax expense                             135       121        95
                                              ----      ----      ----
  Net income                                 $ 521     $ 443     $ 428
                                              ====      ====      ====
  Per share                                  $5.68     $4.93     $4.73
                                              ====      ====      ====

 In 1994, consolidated pretax income of $564 million was $41 million higher than in 1993, as our underwriting segment overcame significant catastrophe losses to post pretax earnings that were 11% higher than comparable 1993 earnings. Nuveen's earnings in 1994 declined from 1993 levels due to a difficult interest rate environment and investor uncertainty in the municipal bond market.

 Our operating earnings, which exclude after-tax realized investment gains, totaled $465 million in 1995, compared with earnings of $414 million in 1994 and $387 million in 1993.

 Our revenues grew significantly in 1995. The following table provides a look at revenues generated by our industry segments in the last three years:

(In millions)
Year ended December 31                        1995      1994      1993
                                              ----      ----      ----
Revenues:
 Underwriting                               $4,814    $4,152    $3,906
 Insurance brokerage                           366       346       321
 Investment banking-asset
  management                                   236       220       246
 Parent company and
  consolidating eliminations                    (6)      (17)      (13)
                                             -----     -----     -----
   Total revenues                           $5,410    $4,701    $4,460
                                             =====     =====     =====
   Change from prior year                      15%        5%      (1)%
                                             -----     -----     -----

 Revenues in our underwriting segment grew 16% in 1995, primarily due to a significant increase in net earned premiums in our commercial underwriting operations, and at St. Paul Re, chiefly due to business acquired from the Cigna Corporation. Virtually all of our other underwriting business centers also experienced strong growth in premium revenues in 1995. In addition, the favorable conditions that prevailed in the bond, equity and venture capital markets throughout 1995 contributed to consolidated pretax realized investment gains of $85 million for the year, more than double 1994's comparable total. In 1994, consolidated revenues increased 5% to $4.7 billion, reflecting the incremental impact of including the results of Economy Fire & Casualty Company (Economy), acquired in August 1993, for a full year.

 In the following pages, we take a more detailed look at 1995 results for each of the three industry segments in which we conduct business. We underwrite property-liability insurance through St. Paul Fire and Marine (Fire and Marine), St. Paul Re and St. Paul International Underwriting. We operate in the insurance brokerage industry through the Minet group of companies, based in London. We are involved in the investment banking-asset management industry through our 78% ownership interest in The John Nuveen Company, based in Chicago.

(GRAPHIC IMAGE NO. 1-SEE APPENDIX)

(GRAPHIC IMAGE NO. 2-SEE APPENDIX)

UNDERWRITING SHOWS STRONG GROWTH, PROFITABILITY


In a competitive marketplace, the primary challenge facing insurers is to increase premium volume while at the same time maintaining an acceptable combined ratio. We were successful on both counts in 1995.

 Written premiums in our underwriting segment totaled $4.2 billion in 1995, an increase of $620 million, or 17%, over 1994 premiums of $3.6 billion. Premium growth in Fire and Marine was centered in its Specialized Commercial and Commercial operations. At St. Paul Re, the incremental impact of business acquired from the Cigna Corporation in late 1994 and other new business resulted in a $200 million increase in premium volume over 1994. We also retained more (reinsured less) of the business in many of our underwriting operations in 1995, which was another factor in companywide net premium growth for the year. In 1994, written premiums grew 14% over 1993's total of $3.2 billion, primarily due to the acquisition of Economy in August 1993. St. Paul Re also contributed to premium growth in 1994.

 The combined ratio of 101.8 was our best in 16 years. Our loss ratio, which measures losses and loss adjustment expenses as a percentage of earned premiums, was level with 1994 at 72.1. The expense ratio, which measures underwriting expenses as a percentage of written premiums, improved one-half point to 29.7 in 1995, dipping below 30 for the first time since 1991.

 For several years in the early 1990s, significant losses in our reinsurance and commercial operations were mitigated somewhat by underwriting profits in our Medical Services operation. The aggressive steps we have taken to improve reinsurance and commercial results have been successful - we have achieved three consecutive years of improved underwriting results in spite of lower levels of profitability in Medical Services.

 An improvement in underwriting results and an 8% increase in investment income resulted in pretax income of $652 million for the underwriting segment in 1995. Comparable earnings in 1994 and 1993 were $561 million and $507 million, respectively. Pretax investment income in 1995 totaled $731 million, compared with $675 million in 1994 and $646 million in 1993.

 Catastrophe losses once again played a role in our underwriting results in 1995. Over the last several years we've increased the amount of property insurance and reinsurance we underwrite while at the same time taking steps to prevent inordinately large losses from individual catastrophic events. The losses we incurred in 1995 were not out of line with what we've come to expect for catastrophe experience - 2.5 to 3 points of earned premiums. The following table isolates the impact of catastrophe losses on our consolidated GAAP underwriting results and combined ratios for the last three years (premiums have not been adjusted), illustrating the improvement in noncatastrophe loss experience over that time span.

(Dollars in millions)
Year ended December 31                        1995      1994      1993
                                              ----      ----      ----
Actual:
 GAAP underwriting loss                    $  (103)  $  (113)   $ (150)
 Combined ratio                              101.8     102.3     104.5
Adjustment:
 Catastrophe losses                        $  (124)  $  (105)   $  (62)
 Impact on combined ratio                      3.1       3.1       1.9
                                              ----      ----      ----
Excluding catastrophe losses:
 GAAP underwriting result                  $    21   $    (8)   $  (88)
 Combined ratio                               98.7      99.2     102.6
                                              ====      ====      ====

 Spring storms and several hurricanes accounted for the bulk of our catastrophe experience in 1995. In 1994, the California earthquake, winter ice storms and summer hail storms put an end to the temporary lull in significant catastrophe activity in 1993.

1996 Underwriting Outlook - We expect the pace of premium growth to diminish in 1996, as premium rates in virtually all property-liability market sectors, particularly commercial and reinsurance, are trending downward. Our challenge in this competitive pricing environment will be to maintain an acceptable combined ratio while continuing to pursue premium growth.

Underwriting Results by Operation - The following table summarizes written premiums, underwriting results and combined ratios for each of our underwriting operations for the last three years. We made several reclassifications to 1994 and 1993 information to conform to our 1995 presentation. Following the table, we take a closer look at what happened in 1995 and look ahead to 1996 for each operation.


(Dollars in millions)          % of 1995
                                 Written
Year ended December 31          Premiums      1995      1994      1993
                                --------      ----      ----      ----
St. Paul Fire and Marine
Specialized Commercial
 Written premiums                    30%   $ 1,304   $ 1,086   $ 1,000
 Underwriting result                       $  (124)  $   (89)  $  (116)
 Combined ratio                              109.0     107.1     111.9

Medical Services
 Written premiums                    16%   $   674   $   690   $   710
 Underwriting result                       $    76   $   118   $   133
 Combined ratio                               86.6      80.3      80.0

Personal Insurance
 Written premiums                    16%   $   673   $   635   $   376
 Underwriting result                       $   (33)  $   (26)  $   (16)
 Combined ratio                              104.6     103.9     103.4

Commercial
 Written premiums                    15%   $   618   $   530   $   490
 Underwriting result                       $    (3)  $   (63)  $   (71)
 Combined ratio                               99.6     111.7     114.8

Total St. Paul Fire and Marine
Written premiums                     77%   $ 3,269   $ 2,941   $ 2,576
Underwriting result                        $   (84)  $   (60)  $   (70)
Combined ratio                               101.8     101.0     102.6

St. Paul Re
Written premiums                     17%   $   713   $   513   $   431
Underwriting result                        $     4   $   (22)  $   (18)
Combined ratio                                99.1     105.1     103.1

St. Paul International Underwriting
Written premiums                      6%   $   261   $   169   $   172
Underwriting result                        $   (23)  $   (31)  $   (62)
Combined ratio                               109.4     117.6     135.9

Total Underwriting
Written premiums                    100%   $ 4,243   $ 3,623   $ 3,179
Underwriting result                        $  (103)  $  (113)  $  (150)
Combined ratio:
 Loss and loss expense ratio                  72.1      72.1      72.5
 Underwriting expense ratio                   29.7      30.2      32.0
                                             -----     -----     -----
 Combined ratio                              101.8     102.3     104.5
                                             =====     =====     =====
Combined ratio including
  policyholders' dividends                   102.0     102.3     104.7
                                             =====     =====     =====

Figures are on a GAAP basis, except for combined ratios, which are not derived from our GAAP financial statements.

Underwriting
St. Paul Fire and Marine
------------------------

Fire and Marine is our U.S. insurance underwriting operation, which underwrites property-liability insurance and provides insurance-related products and services to commercial, professional and individual customers. Fire and Marine utilizes a network of independent insurance agents and brokers to deliver its insurance products.

 Based on 1994 written premium volume, Fire and Marine ranked as the 16th-largest U.S. property-liability underwriter; its Medical Services operation ranked as the largest medical liability insurance underwriter in the United States.

 (PHOTO IMAGE NO. 1 - SEE APPENDIX)

 (PHOTO IMAGE NO. 2 - SEE APPENDIX)

St. Paul Fire and Marine
Specialized Commercial
----------------------

Specialized Commercial is composed of Custom Markets, which serves specific commercial customer segments (Financial Services, Ocean Marine, Professional Liability, Public Sector Services, Surplus Lines and Technology), and Major Markets, which provides specialized products and services for targeted industry groups (Construction, Surety and National Accounts). The results of our Special Property operation and our participation in insurance pools are also included here.

Premiums - Written premiums in this category totaled $1.3 billion in 1995, a 20% increase over 1994 premium volume of $1.1 billion. Nearly all of Specialized Commercial's operations experienced premium gains in 1995. National Accounts, which offers custom-designed insurance programs for large commercial accounts, posted an $85 million increase in premiums over 1994. Premiums in Construction, which serves medium- and large-size contractors, grew $33 million, or 16%, in 1995. Surplus Lines volume increased 28% in 1995; Ocean Marine premiums grew 26%; Technology volume was up 16%; and Financial Services premiums were 11% higher than 1994.

 In all of these operations, we judged market and pricing conditions favorable enough in 1995 to underwrite significant amounts of new business and retain a greater portion of that business. We have achieved growth by focusing on specific market niches where our underwriting and product expertise and our financial credibility have been competitive advantages. We did not relax our underwriting standards for the sake of growth, but instead took advantage of the opportunities we saw to expand our involvement in the specialized commercial market in 1995.

 (PHOTO IMAGE NO. 3 - SEE APPENDIX)

 (PHOTO IMAGE NO. 4 - SEE APPENDIX)

 (PHOTO IMAGE NO. 5 - SEE APPENDIX)

Underwriting Result - Specialized Commercial's 1995 underwriting loss was $124 million, compared with a loss of $89 million in 1994. An increase in environmental and asbestos reserves for North American business written in the United Kingdom prior to 1980 contributed to the deterioration in underwriting results in 1995. (See the "Environmental and Asbestos Claims" section on page 31 for additional information.) Increased losses from our participation in insurance pools were also a factor in the 1995 underwriting result. These losses overshadowed improved loss experience in several other business sectors, particularly Construction and Technology, where favorable development on prior-year losses resulted in a significant reduction in underwriting losses compared with 1994. Specialized Commercial's expense ratio improved by nearly a point over last year.

 (PHOTO IMAGE NO. 6 - SEE APPENDIX)

1994 vs. 1993 - In 1994, Specialized Commercial's written premiums grew 9% over 1993. Premium growth resulted primarily from new business and was centered in Ocean Marine, Surplus Lines, Public Sector Services and Special Property. Construction premiums in 1994 were virtually level with 1993, and National Accounts and Technology volume declined from 1993 levels. Specialized Commercial's underwriting loss in 1994 was $27 million less than the comparable 1993 loss. The improvement originated in those market sectors experiencing the greatest premium growth, particularly Special Property and Ocean Marine.

1996 Outlook - We expect the rate of Specialized Commercial's written premium growth to decline in 1996, due to less favorable conditions in several market sectors. With the success of our own Special Property operation, we will reduce our participation in property insurance pools in 1996. We will seek to identify additional niches in the specialized commercial marketplace with the goal of developing new business opportunities.


St. Paul Fire and Marine
Medical Services
----------------

Medical Services offers medical professional liability, property and general liability insurance to the health care delivery system. Products include coverages for health care professionals (physicians and surgeons, dental professionals and nurses), individual health care facilities (including hospitals, long-term care facilities and other facilities such as laboratories), and entire systems, such as hospital networks and managed care systems. Specialized claim and loss control services are vital components of Medical Services' insurance products. Medical Services underwrites through three major business lines - Health Care Professionals, Health Care Facilities and Major Accounts.

Premiums - Written premiums of $674 million declined 2% from 1994 volume of $690 million. The decline was primarily attributable to continued intense competition in the medical liability marketplace. The potential for significant Medical Services premium growth also continued to be hindered by an industrywide trend toward higher levels of self-insured retentions on large accounts, which reduce our exposure to losses but also result in less written premiums.

Underwriting Result - Medical Services' underwriting profit of $76 million in 1995 was $42 million less than the comparable 1994 profit of $118 million. The decline was primarily due to a reduction in the extent of favorable prior-year loss development, particularly in Health Care Professionals. Nonetheless, Medical Services continued its history of strong financial performance - the 1995 result was its seventh consecutive annual underwriting profit, and its combined ratio has been below 100 over that time span.

1994 vs. 1993 - In 1994, the shift toward higher levels of self-insurance was the primary factor in the 3% decline in Medical
Services' written premiums from 1993. The underwriting profit in 1994 was $15 million less than the 1993 profit due to reduced levels of favorable prior-year loss development.

1996 Outlook - We expect continued profitability from Medical Services in 1996, but we anticipate that our combined ratio will continue to edge upward as the extent of favorable prior-year loss development continues to diminish. We expect further success from Major Accounts, as the trend toward larger health care delivery systems continues. In the interest of bolstering new business production, we will continue to focus on strengthening our partnership with key medical agents and brokers. Our expansion into four Western states and the acquisition of a Nevada medical liability underwriting company in 1995 should translate into an increase in our Health Care Professionals market share in that region of the country in 1996.

St. Paul Fire and Marine
Personal Insurance
------------------

Personal Insurance provides property-liability insurance coverage for individuals. Through a variety of monoline and package policies, individuals can acquire coverages for personal property, such as homes, autos and boats, and for personal liability.

Premiums - Premium volume grew to $673 million in 1995, a 6% increase over 1994. Premiums generated by our primary package policy, PAK II, were 10% higher than 1994 due to growth in new business.

Underwriting Result - Underwriting results in Personal Insurance deteriorated by $7 million in 1995, primarily due to less favorable loss experience in several monoline coverages. The expense ratio of
30.4 in 1995 was virtually level with 1994. Catastrophe losses in this operation totaled $20 million in 1995, compared with $26 million in 1994.

 (PHOTO IMAGE NO. 7 - SEE APPENDIX)

1994 vs. 1993 - In 1994, Personal Insurance premiums were 69% higher than 1993. The increase reflected the inclusion of Economy, acquired in August 1993, for a full year. The underwriting loss of $26 million in 1994 was $10 million worse than 1993, primarily the result of an increase in catastrophe losses.

1996 Outlook - In 1996, we will focus on enhancing our personal insurance products to retain our current customers, position ourselves for future growth in this very competitive market and improve underwriting results. The integration of Economy into our operations will be completed in 1996 with the consolidation of business processes and underwriting functions, which will result in increased organizational efficiencies.

(GRAPHIC IMAGE NO. 3 - SEE APPENDIX)

(PHOTO IMAGE NO. 8 - SEE APPENDIX)

St. Paul Fire and Marine
Commercial
----------

Commercial offers property and liability insurance to the small commercial market and the commercial middle market. Business coverages marketed include fire, inland marine, general liability, workers' compensation, commercial auto and umbrella excess liability. Commercial offers tailored coverages and insurance products for specific customer groups, such as museums, golf courses, manufacturers, wholesalers and processors. Coverages marketed to the small commercial customer include our Package Accounts for Commercial Enterprises (PACE) policies for offices, retailers and family restaurants.

Premiums - Commercial premium volume in 1995 increased 17% to $618 million. Premium growth occurred across a broad spectrum of commercial coverages and was largely due to new business. We also retained more of our business in 1995, which contributed to net premium gains. Over the last several years, we've completely revamped the product and service delivery systems in Commercial in order to be more responsive to the unique needs of customers in particular market sectors. We believe the strong premium growth and expense savings over the last two years reflect the success of that initiative.

Underwriting Result - Commercial's underwriting result improved by $60 million in 1995, driven by improvement in current- and prior-year loss development in our general liability line. In addition, losses from our workers' compensation business have declined due to favorable changes in the regulatory environment in several states. The improvement in 1995 results occurred in spite of a $19 million increase in catastrophe losses compared with 1994. In 1995, the operational efficiencies achieved in this operation were reflected in a more than three point improvement in the expense ratio. Over the last two years, Commercial written premiums have grown at a compound annual rate of 12%, while noncommission underwriting expenses have been flat.

 (PHOTO IMAGE NO. 9 - SEE APPENDIX)

1994 vs. 1993 - Commercial premiums in 1994 of $530 million were $40 million higher than 1993, primarily the result of new business in many commercial market sectors. Underwriting results improved $8 million compared with 1993, largely due to better results from workers' compensation business and a decline in involuntary costs.

1996 Outlook - With another year of keen competition anticipated from our national and regional company competitors, it will be a challenge to meet our goals of continued premium growth and increased profitability in 1996. We will strive to enhance our competitive advantage through further productivity improvements, selective underwriting and customer focus. We anticipate growth in small business premiums in 1996 as a result of recent enhancements made to our PACE products.

(PHOTO IMAGE NO. 10 - SEE APPENDIX)

Underwriting
St. Paul Re
-----------

St. Paul Re underwrites reinsurance for leading property-liability insurance companies worldwide. St. Paul Re obtains business primarily in the broker or intermediary market, writing both treaty and facultative reinsurance for property, liability, ocean marine and certain specialty classes.

Premiums - St. Paul Re's premium volume increased $200 million in 1995. We acquired the opportunity to renew the Cigna Corporation's book of international property-liability reinsurance in late 1994, and that business provided $119 million of new reinsurance premiums for St. Paul Re in 1995. We also took advantage of favorable market and pricing conditions in the property reinsurance marketplace and aggressively sought out new reinsurance business in 1995.

Underwriting Result - St. Paul Re recorded a $4 million underwriting profit in 1995, compared with an underwriting loss of $22 million in 1994. A decline in losses on property reinsurance coverages accounted for the majority of 1995's improved results. Catastrophe losses in our reinsurance operation totaled $37 million in 1995, down slightly from last year's losses of $42 million.

1994 vs. 1993 - In 1994, St. Paul Re's premium volume was 19% higher than 1993, due to price increases, higher retentions and new business in several market sectors, particularly nonmarine treaty business. St. Paul Re's underwriting loss of $22 million in 1994 was only slightly worse than the comparable 1993 loss of $18 million, despite a significant increase in catastrophe losses.

 (PHOTO IMAGE NO. 11 - SEE APPENDIX)

1996 Outlook - We do not expect the favorable market conditions that prevailed throughout much of 1995 to continue into 1996. We anticipate that reinsurance rates will continue to trend downward in 1996, and premium growth from new business will be more difficult to attain. With reasonable levels of catastrophe losses, however, we expect to maintain current levels of profitability. Our challenge will be to maintain adequate pricing levels to mitigate the impact of cyclical swings in the reinsurance market.

Underwriting
International Underwriting
--------------------------

International includes most primary insurance written outside the United States, mainly in the United Kingdom, Canada, Spain and the Republic of Ireland, and insurance on U.S. risks of foreign insureds (multinational accounts). International offers a range of commercial and personal products and services tailored to meet the unique needs of customers located outside the United States.

 (PHOTO IMAGE NO. 12 - SEE APPENDIX)

Premiums - Written premiums in this operation of $261 million for the year were $92 million higher than 1994 premiums of $169 million. In 1995, we recorded initial premiums of $54 million from our subsidiary Camperdown Corporation, which is our vehicle for writing business through Lloyd's of London. Premium volume from personal insurance coverages written in the United Kingdom increased $27 million in 1995, and premiums written in Canada increased 22% over 1994 levels.

Underwriting Result - Improved loss experience on personal and commercial business in the United Kingdom was the primary factor in an $8 million improvement in underwriting results in 1995.

1994 vs. 1993 - In 1994, we undertook steps to realign the mix of our International business, and the result was a slight decline in written premiums from 1993 levels. Improved loss experience in Canada and the United Kingdom resulted in a $31 million improvement in underwriting results compared with 1993.

1996 Outlook - The 1996 outlook for International is characterized by growth and continued improvement in profitability. We are focusing our expansion efforts in several European countries, Latin America, Canada and Africa. We currently envision that our expansion will be facilitated primarily through our own start-up operations, initially in commercial markets. Through Camperdown, we will continue to invest in Lloyd's underwriting syndicates that underwrite global or regional specialty coverages.

(PHOTO IMAGE NO. 13 - SEE APPENDIX)

Underwriting
Insurance Reserves
------------------

Reserves for losses and loss adjustment expenses are our largest liability. We establish reserves that reflect our estimates of the total losses and loss adjustment expenses we will ultimately have to pay under insurance and reinsurance policies. These include losses that have been reported but not settled and losses that have been incurred but not yet reported to us (IBNR). We establish loss reserves on an undiscounted basis after reductions for estimates of salvage and subrogation.

 For reported losses, we establish reserves on a "case" basis within the parameters of coverage provided in the related policy. For IBNR losses, we estimate reserves using established actuarial methods. Both our case and IBNR reserve estimates reflect such variables as past loss experience, social trends in damage awards, changes in judicial interpretation of legal liability and policy coverages, and inflation. We take into account not only monetary increases in the cost of what we insure, but also changes in societal factors that influence jury verdicts and case law and, in turn, claim costs.

 Many of the coverages we offer involve claims that may not ultimately be settled for many years after they are incurred, so subjective judgments as to our ultimate exposure to losses are an integral and necessary component of our loss reserving process. We continually review our reserves, using a variety of statistical and actuarial techniques to analyze current claim costs, frequency and severity data, and prevailing economic, social and legal factors.

 We adjust reserves established in prior years as loss experience develops and new information becomes available. Adjustments to previously estimated reserves are reflected in our financial results in the periods in which they are made.

 For a reconciliation of beginning and ending consolidated loss and loss adjustment expense reserves for the last three years, see Note 6 to the consolidated financial statements on page 56. As shown in that reconciliation, we have recorded reductions in the loss provision for claims incurred in prior years totaling $248 million, $328 million and $223 million in 1995, 1994 and 1993, respectively.

 This recurring reduction in previously established reserves runs contrary to the experiences of many of our peers in the property-liability insurance industry. A number of factors have contributed to our divergence from industry experience. First, we believe that generally, our reserving philosophy is more conservative than others in the industry. Second, we underwrite more medical liability coverages than any of our peers, and while the extent of favorable prior-year development on that business has begun to diminish, it has been the primary contributor to this favorable development over the last several years. Finally, we have experienced a comparatively lower amount of adverse development on environmental and asbestos claim losses relative to our peers.

 (GRAPHIC IMAGE NO. 4 - SEE APPENDIX)

 (GRAPHIC IMAGE NO. 5 - SEE APPENDIX)

 Medical Services has accounted for the majority of favorable prior-year loss development in each of the last three years. Our conservative reserving philosophy in this operation is the product of many years of experience underwriting liability coverages in that unique and often volatile market. The nature of medical liability claims is such that changes in the frequency and severity of claims can occur suddenly, but it can be several years before we know how these changes will ultimately impact us. The medical liability claims environment in recent years has been relatively favorable, but our response in terms of reserving has been cautious and gradual, since our prior experience with these coverages has shown that reserves previously believed to be adequate can rapidly revert to a deficiency due to shifting trends in social, legal and regulatory factors. It should be noted that the pricing of Medical Services' coverages reflects the favorable loss development on previously established reserves.

 In 1995 and 1994, we also experienced favorable prior-year loss development in several of our Specialized Commercial business sectors, particularly in general liability and workers' compensation. Improvement in claim experience and favorable changes in the legal and regulatory environments in certain geographic locations have caused us to reduce our estimate of the ultimate cost of losses incurred since reserves were initially established.

Underwriting
Environmental and Asbestos Claims
---------------------------------

Our underwriting operations continue to receive claims under policies written many years ago alleging injuries from environmental pollution or alleging covered property damages for the cost to clean up polluted sites. We have also received asbestos claims arising out of product liability coverages under general liability policies. Significant legal issues, primarily pertaining to issues of coverage, exist with regard to our alleged liability for both environmental and asbestos claims. In our opinion, court decisions in certain jurisdictions have tended to expand insurance coverage beyond the intent of the original policies.

 Our ultimate liability for environmental claims is difficult to estimate. Insured parties have submitted claims for losses not covered in the insurance policy, and the ultimate resolution of these claims may be subject to lengthy litigation, making it difficult to estimate our potential liability. In addition, variables, such as the length of time necessary to clean up a polluted site and controversies surrounding the identity of the responsible party and the degree of remediation deemed necessary, make it difficult to estimate the total cost of an environmental claim.

 Estimating our ultimate liability for asbestos claims is equally difficult. The primary factors influencing our estimate of the total cost of these claims are case law and a history of prior claims, both of which are still developing.

 (PHOTO IMAGE NO. 14 - SEE APPENDIX)

 In the third quarter of 1994, we specifically reallocated, for environmental and asbestos claims, a portion of previously established IBNR reserves. Prior to 1994, we made no specific allocation of our IBNR reserves for environmental or asbestos claims, but rather identified reserves only for reported claims (case reserves).

 We have previously reported on our difficulty in reasonably estimating a range of possible additional North American environmental and asbestos losses on policies written in the United Kingdom prior to 1980 (primarily relating to our involvement with the "Weavers" insurance pool). Prior to 1995, we had no reliable information on which to base such an estimate. In the fourth quarter of 1995, having received new information, we completed an evaluation of potential additional losses arising from those policies and the collectibility of related reinsurance recoverables.

 Our 1995 evaluation concluded that gross reserves for these North American losses should be stated at $442 million, and net reserves should be stated at $211 million. Prior to this evaluation, reserves for these losses were recorded on a net basis because we had insufficient information on which to base an estimate of gross losses. As a result, in the fourth quarter of 1995, we recorded additional gross reserves of $360 million and specifically reallocated $113 million of previously recorded net reserves for these losses. We allocated the additional net reserves to the insurance pools line of Specialized Commercial.

 These reserves were reallocated from other business centers in Specialized Commercial ($82 million), Commercial ($17 million) and St. Paul Re ($14 million).

 The following table represents a reconciliation of total gross and net environmental reserve development for each of the years in the three-year period ended Dec. 31, 1995. Amounts in the "net" column are reduced by reinsurance recoverable. The gross incurred losses are less than the net incurred losses in 1995 due to reinsurance commutation agreements.

                               1995            1994             1993
                               ----            ----             ----
(In millions)              Gross    Net    Gross    Net     Gross     Net
                           -----    ---    -----    ---     -----     ---
ENVIRONMENTAL
Beginning reserves          $275   $200     $105  $  73     $  88    $ 62
Incurred losses               59     68       71     56        32      22
Reserve reallocation         233     79      132     95         -       -
Paid losses                  (39)   (28)     (33)   (24)      (15)    (11)
                             ---    ---      ---    ---       ---     ---
Ending reserves             $528   $319     $275   $200      $105    $ 73
                             ===    ===      ===    ===       ===     ===

 Many significant environmental claims currently being brought against insurance companies arise out of contamination that occurred 20 to 30 years ago. Since 1970, our Commercial General Liability policy form has included a specific pollution exclusion and, since 1986, an industry standard absolute pollution exclusion for policies underwritten in the United States.

 The following table represents a reconciliation of total gross and net reserve development for asbestos claims for each of the years in the three-year period ended Dec. 31, 1995. Gross and net incurred losses in 1995 are negative because of favorable loss development on our domestic commercial business.

                               1995             1994            1993
(In millions)              Gross    Net     Gross    Net    Gross    Net
                           -----    ---     -----    ---    -----    ---
ASBESTOS
Beginning reserves          $185  $ 145     $  62  $  48     $ 70    $ 54
Incurred losses              (13)    (9)       13     14       17      15
Reserve reallocation         127     34       127     95        -       -
Paid losses                  (16)   (12)      (17)   (12)     (25)    (21)
                             ---    ---       ---    ---      ---     ---
Ending reserves             $283  $ 158      $185   $145     $ 62    $ 48
                             ===    ===       ===    ===      ===     ===

 Most of the asbestos claims we have received pertain to policies written prior to 1986. Since 1986, for policies underwritten in the United States, our Commercial General Liability policy has included the industry standard absolute pollution exclusion, which we believe applies to asbestos claims.

 After our evaluation of additional North American exposures and the resulting reserve reallocation in 1995, based on all information currently available to us, our reserves for environmental and asbestos losses at Dec. 31, 1995, represent our best estimate of our ultimate liability for such losses. However, because of the difficulty inherent in estimating such losses, we cannot give assurances that our ultimate liability for environmental and asbestos losses will, in fact, match our current reserves. We will continue to evaluate new information and developing loss patterns, but we believe any future additional loss provisions for environmental and asbestos claims will not materially impact the results of our operations, liquidity or financial position.

 Total gross environmental and asbestos reserves at Dec. 31, 1995, of $811 million represented approximately 8% of gross consolidated reserves of $10.2 billion.

Underwriting
Legal Matters
-------------

In May 1995, a purported class action lawsuit brought in the District Court of Brazoria County, Texas, was served on three of our subsidiaries on behalf of persons who, from 1983 through 1985, purchased interests in certain limited partnerships for which Damson Oil Corporation served as general partner. The complaint seeks unspecified actual damages, treble damages, punitive damages, attorneys' fees, costs, and pre- and post-judgment interest. In April 1995, plaintiffs sent our subsidiaries a letter under the Texas Deceptive Trade Practices Act demanding $400 million of alleged actual damages plus unspecified attorneys' fees in settlement of their claims. The subsidiaries rejected the plantiffs' demand and are vigorously contesting these proceedings. If the final outcome of these proceedings is adverse, it might materially impact the results of our operations and liquidity in the period in which that outcome occurs, but we believe it should not have a material adverse effect on our overall financial position.

 (GRAPHIC IMAGE NO. 6 - SEE APPENDIX)

 (GRAPHIC IMAGE NO. 7 - SEE APPENDIX)

Underwriting
Investments
-----------

Our primary investment objective is to maintain a widely diversified, high-quality investment portfolio structured to maximize investment income while minimizing credit risk. Fixed maturity securities constitute the majority of our underwriting operations' investment portfolio. We also invest in equity securities, real estate and venture capital, which have the potential for higher returns but also involve a greater degree of risk, including uncertain rates of return and less liquidity. We have had limited involvement with derivative financial instruments, primarily using them for the purposes of hedging against fluctuations in interest rates, equity security values and foreign currency values.

 Underwriting cash flows, which consist of the excess of premiums collected over losses and expenses paid, and investment cash flows, which consist of income on existing investments and proceeds from sales and maturities of investments, provide the funds used to build our investment portfolio. Both sources of funds have been strong for the last several years, and, consequently, our investment portfolio has continued to grow, resulting in an increase in investment income. The underwriting segment's pretax investment income grew 8% in 1995 to $731 million. In 1994, pretax investment income of $675 million was 4% higher than 1993 income of $646 million.

 From a total return perspective, factoring in pretax investment income, realized investment gains and the increase in unrealized appreciation, our underwriting segment's total investment portfolio produced a pretax return of $1.7 billion in 1995. Falling interest rates and a significant increase in equity security market values were the primary factors pushing the unrealized appreciation on our total portfolio to just under $1 billion at the end of 1995.

 The following table provides a look at the composition and carrying value of our underwriting segment's investment portfolio for the last three years, followed by more information about each of our major investment classes.

(In millions)
December 31                                   1995      1994      1993
                                              ----      ----      ----
Fixed maturities                           $10,395   $ 8,938   $ 9,249
Equities                                       659       490       516
Real estate                                    612       528       489
Venture capital                                389       330       298
Short-term investments                         318       342       269
Other investments                               42        47        47
                                            ------    ------    ------
 Total investments                         $12,415   $10,675   $10,868
                                            ======    ======    ======

Fixed Maturities - Fixed maturities accounted for 84% of the underwriting segment's total investments at the end of 1995. This portfolio is composed of high-quality, intermediate-term taxable U.S. government agency and corporate bonds and tax-exempt U.S. municipal bonds. Taxable bonds account for 56% of total fixed maturities, compared with 54% at the end of 1994. After several years of almost exclusive purchases of taxable securities, we began purchasing tax-exempt bonds in the second half of 1995 due to yield considerations and changes in our consolidated tax position. Approximately 96% of our fixed maturities are rated at investment-grade levels (BBB or better). The remainder of the portfolio consists of nonrated securities, most of which, in our opinion, would be considered investment-grade quality if rated.

 We carry the fixed maturities portfolio on our balance sheet at market value. Because that value is based on the relationship between the portfolio's stated yields and prevailing market yields at any given time, interest rate fluctuations can have a swift and significant impact on the carrying value of those securities. At the end of 1995, after a year of declining interest rates, the carrying value included $682 million of pretax unrealized appreciation. Interest rates moved sharply upward in 1994, and the result was $78 million in unrealized depreciation at the end of the year.

 In 1993, year-end unrealized appreciation totaled $758 million. A look at the amortized cost of those investments at the end of 1995, 1994 and 1993 - $9.7 billion, $9.0 billion and $8.5 billion, respectively - reveals the extent of real growth in this asset class.

 Fixed maturities produced investment income of $672 million in 1995, a 5% increase over 1994 income of $637 million. This was the first time in several years we've experienced real growth in returns from these investments, which is attributable to the significant growth in invested assets in 1995, the incremental impact of a full year's investment income from the securities purchased in the higher interest rate environment of 1994, and the diminishing phenomenon of older, higher-yielding bond maturities being replaced with securities bearing comparatively lower current yields. Fixed maturity income in 1994 was $19 million higher than 1993, but that was almost entirely due to the incremental impact of the acquisition of Economy.

Equities - Our equity holdings account for 5% of the underwriting segment's total investments and consist of a diversified portfolio of common stocks. In 1995, we recorded dividend income of $14 million on this portfolio, compared with $13 million in 1994 and $12 million in 1993. Our portfolio benefited from the significant appreciation in

 (GRAPHIC IMAGE NO. 8 - SEE APPENDIX)

 (GRAPHIC IMAGE NO. 9 - SEE APPENDIX)

equity values in 1995. We recorded realized gains from sales of equity securities of $43 million for the year, and the portfolio's carrying value at the end of the year included $154 million of unrealized appreciation, compared with appreciation of $29 million at the end of 1994. Equity sales generated realized gains of $20 million and $43 million in 1994 and 1993, respectively.

Real Estate - Our real estate holdings (5% of the underwriting segment's total investments) consist of direct and joint venture equity investments, primarily in commercial office and warehouse properties geographically distributed throughout the United States. We do not have a portfolio of real estate mortgage loans. In 1995, we earned pretax investment income of $33 million on our real estate properties, compared with $28 million in 1994. We also generated operational cash flows in excess of $60 million from these properties.

Venture Capital - This investment class (3% of the underwriting segment's total investments) consists of private investments spanning a variety of industries, with a particular concentration on information technology, health care and consumer firms. The carrying value of this portfolio at year-end 1995 included $129 million of unrealized appreciation. In 1995, we recorded $38 million of realized gains from sales of venture capital investments, compared with $18 million in 1994 and $24 million in 1993.

1996 Outlook - Barring significant changes in interest rates or operational cash flows, we anticipate investment income will continue to grow in 1996. We believe it is unlikely the pretax total return from our investment portfolio will approach 1995's total of $1.7 billion. The majority of our investment purchases will again consist of high-grade fixed-maturity securities, with additional investments in our other asset classes as market conditions warrant. As our underwriting business continues to expand internationally, we expect to deploy a growing percentage of our funds available for investment in those foreign locations. In 1996, we will explore the possibility of developing an investment portfolio of derivative financial instruments.

 (PHOTO IMAGE NO. 15 - SEE APPENDIX)

INSURANCE BROKERAGE OPERATES IN DIFFICULT MARKET

Minet

Our insurance brokerage operation, Minet, provides retail and wholesale insurance broking, reinsurance broking and risk advisory services for major corporations and large professional organizations worldwide. Minet, based in London, is a broker of specialized coverages, such as professional indemnity, directors and officers, financial institutions, energy, technology and construction. Minet's U.S.-based Swett & Crawford Group is the nation's largest wholesale brokerage network in terms of total revenues.

 Minet recorded a pretax loss of $13 million in 1995, compared with a loss of $10 million in 1994. Brokerage fees and commissions totaled $323 million in 1995, an increase of 2% over 1994. Revenue growth for Minet and the insurance brokerage industry as a whole has been plagued for some time by excess capacity in worldwide insurance markets. Operating expenses grew 7% in 1995, primarily due to an increase in personnel costs associated with the development of new specialty broker teams.

 Minet's 1994 pretax loss represented a slight improvement over the pretax loss of $13 million in 1993. Brokerage fees and commissions grew 7% in 1994.

 (PHOTO IMAGE NO. 16 - SEE APPENDIX)

1996 Outlook - We expect Minet's results to improve in 1996. We anticipate that we will begin to see the benefits of the substantial re-engineering and reinvestment program that we've executed at Minet over the last several years. Our focus will be on maturing and developing our chosen business lines.

INVESTMENT BANKING-ASSET MANAGEMENT PERFORMS WELL

The John Nuveen Company

Nuveen's core businesses are asset management; developing, marketing and distributing tax-free investment products; and investment banking. Nuveen markets tax-free open-end and closed-end (exchange-traded) managed fund shares and provides investment advice to and administers the business affairs of its managed funds. Nuveen also underwrites and trades municipal bonds and tax-free unit investment trusts (UITs), and provides pricing and surveillance services to its UITs. We held a 78% ownership interest in Nuveen at the end of 1995.

 (PHOTO IMAGE NO. 17 - SEE APPENDIX)

 Profits realized on securities held in inventory and successful efforts to contain expenses combined to produce record earnings for The John Nuveen Company in 1995. Nuveen's pretax earnings of $114 million were 20% higher than 1994 earnings of $95 million. Our portion of Nuveen's 1995 pretax earnings was $88 million, compared with $72 million in 1994.

 Nuveen's revenues increased $16 million in 1995, largely the result of gains recognized on tax-free securities held for future sale to investors. Nuveen realizes profits or losses from the changes in the market value of its UIT inventories and municipal bond inventories held for future UIT products. In the declining interest rate environment of 1995, Nuveen realized $5 million in pretax gains on these inventory securities. In 1994, amid rapidly rising interest rates, Nuveen experienced pretax losses of $8 million on its inventory holdings. This swing in inventory profits, coupled with cost reduction efforts that produced a 3% decline in operating expenses, accounted for the improvement in Nuveen's 1995 results.

 Investment advisory fees generated from Nuveen's asset management business totaled $183 million in 1995, virtually level with 1994. A decline in incremental revenues from new product sales was offset by increased fee revenues generated by growth in the market value of existing managed assets. Assets under management at the end of 1995 stood at $32.4 billion, compared with $29.7 billion at the end of 1994. Growth in assets under management occurred primarily from appreciation in the value of underlying fund investments, which was fueled by falling interest rates during the year. UIT sales in 1995 of $1.1 billion were down 11% from 1994 sales of $1.2 billion.

 In 1994, Nuveen's pretax earnings declined 15% from 1993's total of $112 million, as rising interest rates, a significant decline in municipal new issue volume and investor uncertainty combined to produce some of the most difficult market conditions in the municipal bond business in 50 years. (Our portion of Nuveen's earnings in 1993 was $83 million.) Nuveen's revenues declined 10% in 1994, and sales of tax-free, exchange-traded funds in 1994 were $470 million, compared with 1993 sales of $4.0 billion. UIT sales were also down, and assets under management at the end of 1994 declined by $3.0 billion from $32.7 billion a year earlier, due to a decline in the market value of underlying fund investments.

CAPITAL BASE APPROACHES $4.7 BILLION, CASH FLOW STRONG

The St. Paul Companies
CAPITAL RESOURCES

Our capital resources consist of shareholders' equity, debt and monthly income preferred securities, which represent funds deployed or available to be deployed to support our business operations. The following table summarizes our capitalization at the end of the last three years:

(In millions)
December 31                                   1995      1994      1993
                                              ----      ----      ----
Shareholders' equity:
 Common shareholders' equity:
  Common stock and
   retained earnings                        $3,165    $2,808    $2,521
  Unrealized appreciation
   of investments                              628        14       589
  ESOP obligation and unrealized
   foreign exchange loss                       (74)      (89)     (105)
                                             -----     -----     -----
    Total common shareholders' equity        3,719     2,733     3,005
 Preferred shareholders' equity                 11         4        (1)
                                             -----     -----     -----
    Total shareholders' equity               3,730     2,737     3,004
Debt                                           704       623       640
Company-obligated mandatorily
 redeemable preferred securities of
 St. Paul Capital L.L.C.                       207         -         -
                                             -----     -----     -----
    Total capitalization                    $4,641    $3,360    $3,644
                                             =====     =====     =====
Ratio of debt to total capitalization          15%       19%       18%
                                             -----     -----     -----

 Our total capitalization increased by nearly $1.3 billion in 1995, due to growth in the unrealized appreciation of our investment portfolio, record earnings and the issuance of monthly income preferred securities. The declining interest rate environment in 1995 resulted in a $490 million after-tax increase in the unrealized appreciation of our fixed maturity holdings. The after-tax appreciation of our equity and venture capital portfolios increased $124 million in 1995. In 1994, total capitalization declined by nearly $300 million, in spite of strong earnings, due to the decrease in the unrealized appreciation of our fixed maturity holdings.

 In May 1995, we issued 4,140,000 company-obligated mandatorily redeemable preferred securities, also known as convertible monthly income preferred securities, which generated proceeds of $207 million. We used a portion of the proceeds to pay down some of our commercial paper debt, and we used the remaining funds for general corporate purposes.

 Debt outstanding at the end of 1995 of $704 million was 13% higher than the year-end 1994 total of $623 million. We issued $193 million of medium-term notes in 1995, and we had just under $400 million of

 (GRAPHIC IMAGE NO. 1O - SEE APPENDIX)

 (GRAPHIC IMAGE NO. 11 - SEE APPENDIX)
those notes outstanding at the end of the year, bearing a weighted average interest rate of 7%. At the end of 1994, debt was slightly lower than a year earlier, as a decline in short-term borrowings at Nuveen more than offset a $74 million increase in commercial paper outstanding.

 We may issue additional medium-term notes in 1996. At year-end, we had the ability to issue an additional $82 million of debt under a $300 million shelf registration with the Securities and Exchange Commission (SEC). We expect to register additional debt securities with the SEC in 1996.

 We paid common shareholder dividends of $133 million in 1995, compared with dividends of $125 million and $117 million in 1994 and 1993, respectively. In February 1996, our board of directors increased our common dividend rate to $1.76 per share, representing the 10th consecutive year of dividend rate increases.

 Our other major capital expenditures in both 1995 and 1994 consisted of repurchasing shares of our common stock for various employee benefit plans. We repurchased 778,000 shares in 1995 and 860,000 shares in 1994 for total costs of $42 million and $34 million, respectively. These repurchases were funded internally.

 In 1993, we purchased Economy Fire & Casualty Company from Kemper Corporation for $395 million. We paid $295 million in cash and contributed $100 million of securities to the capital of Economy. This acquisition was financed with internal funds.

 We do not anticipate any major capital expenditures in 1996, but if any were to occur, they would involve acquisitions of existing businesses or further stock repurchases. We have no major capital improvements planned for 1996.

The St. Paul Companies
LIQUIDITY

Liquidity refers to our ability to generate sufficient cash flows to meet the short- and long-term cash requirements of our business segments. The underwriting segment's short-term cash needs primarily consist of paying insurance loss and loss adjustment expenses and day-to-day operating expenses. Those needs are met through cash receipts from operations, which consist primarily of insurance premiums collected and investment income. Our investment portfolio is also a source of liquidity, in the form of readily marketable fixed maturities, equity securities and short-term investments. Underwriting's net positive cash flows from operations are used to build the investment portfolio and thereby increase future investment income. Strong cash flows resulted in a net increase in underwriting's invested assets of $796 million (not including increases in market value) in 1995.

 Minet's primary source of operational cash flows is insurance brokerage fees and commissions. In the last three years, we have supplemented Minet's liquidity requirements through capital contributions totaling $162 million.

 (GRAPHIC IMAGE NO. 12 - SEE APPENDIX)

 Nuveen's operational cash flows consist chiefly of asset management fees and product distribution revenues, which are more than adequate to meet Nuveen's liquidity needs.

 Because of the nature of our underwriting operations, where premiums are generally collected and invested before related losses are paid, we believe our liquidity requirements in 1996 and beyond will be adequately funded by operational cash flows. However, our financial strength and relatively conservative level of debt provide us with the flexibility and capacity to obtain funds externally through debt or equity financings.

 Cash flows from operations were $918 million in 1995, compared with $899 million in 1994 and $754 million in 1993. The underwriting segment's cash flows in 1995 were virtually level with 1994. Minet's cash flows from operations improved by $13 million, but Nuveen experienced a $20 million decline compared with 1994.

 In 1994, cash flows in all of our industry segments improved over 1993, led by our underwriting segment, where reduced underwriting losses and increased investment receipts resulted in a $71 million increase in cash flows from operations. Operational cash flows on a consolidated basis in each of the last three years have been more than adequate to meet the liquidity requirements for each of our business segments.

 We are not aware of any current recommendations by regulatory authorities that, if implemented, might have a material impact on our liquidity, capital resources or operations.

The St. Paul Companies
NEW ACCOUNTING STANDARDS

In March 1995, the Financial Accounting Standards Board (FASB) issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which is required to be implemented no later than 1996. This statement requires that entities review for impairment long-lived assets and certain intangible assets, such as goodwill, whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Under certain circumstances, an impairment loss equal to the amount by which the carrying amount of an asset exceeds its fair value shall be recognized. We will implement the provisions of this statement in 1996, and we do not anticipate any material impact on our results of operations.

 In late 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," which is also required to be implemented no later than 1996. This statement establishes a fair value-based method of accounting for stock-based compensation plans, but permits continued application of the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," in determining compensation expense related to stock-based compensation. Companies that continue to apply Opinion No. 25 must nonetheless comply with the new disclosure requirements of SFAS No. 123. We will continue to account for stock-based compensation under the provisions of Opinion No. 25 and its related interpretations. We will adopt the new disclosure requirements of SFAS No. 123 in 1996. This adoption will not have any impact on the results of our operations in 1996 or succeeding years.

APPENDIX TO ITEM 7 - NARRATIVE DESCRIPTION OF GRAPHIC AND PHOTO IMAGES
                     CONTAINED IN PAPER FORMAT VERSION OF MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.


GRAPHIC IMAGE NO. 1 - Bar graph depicting Operating Earnings (Loss)
                      per Common Share for the years 1991 through 1995.

          1991:       $4.23
          1992:      ($4.04)
          1993:       $4.28
          1994:       $4.60
          1995:       $5.07

 CAPTION: "For the third consecutive year, The St. Paul generated record operating earnings."


GRAPHIC IMAGE NO. 2 - Bar graph depicting Return on Beginning Equity for the years 1991 through 1995.

          1991:       17.0%
          1992:         --
          1993:       17.2%
          1994:       13.5%
          1995:       16.7%

 CAPTION: "We calculate return on equity by dividing operating earnings (less preferred dividends) by common shareholders' equity at the beginning of the year."


PHOTO IMAGE NO. 1 - Photo of Mr. Nicholas M. Brown Jr.
                    Executive Vice President, Chief Operating Officer St. Paul Fire and Marine

PHOTO IMAGE NO. 2 - Photo of Mr. Michael J. Conroy
                    Executive Vice President, Chief Administrative
                      Officer
                    St. Paul Fire and Marine

PHOTO IMAGE NO. 3 - Photo of two individuals at a construction site.

 CAPTION: Customer: Yonkers Contracting Company, Inc.
          ------------------------------------------
         "A safe work site is in the best interests of all, including the contractor, the insurance agent and the insurance company. George Cesarini (left), St. Paul regional construction loss control manager, brings his own experience as a construction superintendent/engineer to this work site on the Manhattan Bridge in New York City. Yonkers Contracting Company, Inc. is the general contractor for this multiyear, multimillion-dollar rehabilitation project. Working with contractors before projects begin, Cesarini helps develop a safety plan and visits the site regularly through completion. Henry Lombardi (right) is executive vice president of Allied Coverage Corp., Yonkers' independent insurance agency. Allied specializes in insurance for the construction industry. Together, The St. Paul and Allied bring a unique understanding of the loss exposures, regulations and standards impacting contractors to this and other construction projects."

PHOTO IMAGE NO. 4 - Photo of Ms. Janet R. Nelson
                    President, Custom Markets
                    Specialized Commercial


PHOTO IMAGE NO. 5 - Photo of Ms. Susan J. Albrecht
                    President, Major Markets
                    Specialized Commercial


PHOTO IMAGE NO. 6 - Photo of Mr. Joseph B. Nardi
                    President, Medical Services


GRAPHIC IMAGE NO. 3 - Bar graph depicting Underwriting Operations
                      Written Premiums for the years 1991 through 1995. (in billions)

          1991:       $3.2
          1992:       $3.1
          1993:       $3.2
          1994:       $3.6
          1995:       $4.2

 CAPTION: "Strong growth in virtually all of our underwriting operations resulted in a 17% increase in premium volume over 1994."


PHOTO IMAGE NO. 7 - Photo of Mr. Stephen J. Klingel
                    President, Personal Insurance


PHOTO IMAGE NO. 8 - Photo of two individuals in a hardware store.

 CAPTION: Customer: Ace Hardware Corporation
          ----------------------------------
         "It's Saturday morning at Terry's Ace Hardware in Hastings,
          Minn. Families have purchased tools and home fix-up supplies from Ace Hardware stores since 1924. For 10 years, The St. Paul has customized insurance coverages and loss control programs for store owners. Personal property, general liability, automobile, workers' compensation and umbrella excess coverages are offered within The St. Paul's Business Owners Services PACE (Package Accounts for Commercial Enterprises) small-business owner's policy. Approximately 1,400 Ace stores nationwide are covered by The St. Paul. Ace Hardware Corporation is a dealer-owned cooperative composed of more than 5,000 stores in 50 states and 55 countries and territories."


PHOTO IMAGE NO. 9 - Photo of Mr. James A. Schulte
                    President, Commercial

PHOTO IMAGE NO. 10 - Photo of two individuals in New York City.

 CAPTION: Customer: Korean Reinsurance Company
          ------------------------------------
         "St. Paul Re's financial strength and consistency in the worldwide reinsurance marketplace continue to appeal to customers. Elizabeth Mui, assistant vice president-international underwriting for St. Paul Re, is pictured with Mr. Ho In Lee, New York representative of the Korean Reinsurance Company. Mr. Lee is Korean Re's liaison to St. Paul Re and other U.S. reinsurers. Mui works with U.S. brokers to provide reinsurance to Korean insurance companies and St. Paul Re's other customers throughout the Asia-Pacific region."


PHOTO IMAGE NO. 11 - Photo of Mr. James F. Duffy
                     Chief Executive Officer, St. Paul Re


PHOTO IMAGE NO. 12 - Photo of Mr. Mark L. Pabst
                     President, Chief Executive Officer,
                     St. Paul International Underwriting


PHOTO IMAGE NO. 13 - Photo two individuals standing in front of a hospital.

 CAPTION: Customer: The Princess Margaret Hospital
          ----------------------------------------
         "Already the largest insurer of U.K. National Health Service
          Trusts, The St. Paul has also recognized the growth potential of the U.K. private health care sector. St. Paul International Underwriting has developed products and services to address these customers' emerging insurance requirements. The Princess Margaret Hospital in Windsor, England, is part of General Healthcare Group plc (GHG), one of the largest providers of private health care in the United Kingdom. The St. Paul provides GHG - its largest private health care account in Europe - with medical professional liability, employer's and public liability, material property and business interruption insurance."


GRAPHIC IMAGE NO. 4 - Pie chart depicting Underwriting Operations
                      Premium Distribution in 1995.

          Specialized Commercial                  30%
          Medical Services                        16%
          Personal Insurance                      16%
          Commercial                              15%
          St. Paul Re                             17%
          St. Paul International Underwriting      6%

 CAPTION: "Our underwriting operations, which produced $4.2 billion in written premiums in 1995, offer a wide range of insurance products and services."

GRAPHIC IMAGE NO. 5 - Bar graph depicting Underwriting Operations
                      Combined Ratio for the years 1991 through 1995.

                    1991      1992      1993      1994      1995
                   -----     -----     -----     -----     -----
Loss ratio          75.2      85.6      72.5      72.1      72.1
Expense ratio       29.4      32.2      32.0      30.2      29.7
                   -----     -----     -----     -----     -----
Combined ratio     104.6     117.8     104.5     102.3     101.8
                   =====     =====     =====     =====     =====

 CAPTION: "Our expense ratio dipped below 30 for the first time since
           1991, contributing to our best combined ratio in 16 years. The lower the combined ratio, the better the result."


PHOTO IMAGE NO. 14 - Photo of two individuals standing in front of a quilt.

 CAPTION: Customer: Anabaptist and Church of the Brethren Communities
          -----------------------------------------------------------
         "The St. Paul's Multicultural Business Group has begun a unique partnership with the Anabaptist and Brethren Agency Inc. in Akron, Pa. The St. Paul will offer insurance to Anabaptist and Church of the Brethren communities - nearly 700,000 church members in more than 5,000 congregations, with heaviest concentrations in Pennsylvania and the Midwest. A tradition common to these communities is quilting, an art which has been passed on for generations by family members like this grandmother and granddaughter, pictured in Akron. Quilts have also become a source of income, and volunteer-created quilts are auctioned to help support these communities' international relief agencies, enabling them to express their ministry of peace-making. Formed in 1995, the Multicultural Business Group works with many St. Paul underwriting units to serve cultural groups and organizations throughout the United States."


GRAPHIC IMAGE NO. 6 - Chart depicting The St. Paul's Claims-paying
                      Ratings as of December 31, 1995.

            Organization             Rating
          -----------------          ------

              A.M. Best                   A+
              Moody's                    Aa1
          Standard & Poor's              AAA

 CAPTION: "Independent rating agencies have long recognized The St.
           Paul for its claims-paying ability."

GRAPHIC IMAGE NO. 7 - Pie chart depicting composition of Underwriting
                      Operations Investment Portfolio.

          Fixed maturities                        84%
          Equities                                 5%
          Real Estate                              5%
          Venture Capital                          3%
          Short-term and
            Other Investments                      3%

 CAPTION: "Investment income, unrealized appreciation and realized gains from sales of investments combined to produce a total pretax return of $1.7 billion from the portfolio in 1995."


GRAPHIC IMAGE NO. 8 - Bar graph depicting Underwriting Operations Net
                      Investment Income for the years 1991 through 1995.

(in millions)

          1991:       $641
          1992:       $642
          1993:       $646
          1994:       $675
          1995:       $731

 CAPTION: "Strong performance by all invested asset classes - bonds, stocks, real estate and venture capital - contributed to investment income growth of 8% in 1995. Investment income is a steady, reliable component of our total earnings."


GRAPHIC IMAGE NO. 9 - Table depicting Underwriting Operations Bond
                      Portfolio Ratings.

               Rating                     Percent
            ------------                -------------
               AAA                           54%
               AA                            24
               A                             15
               BBB                            3
             Nonrated                         4
                                            ---
                                            100

 CAPTION: "The carrying value of our underwriting operations' bond portfolio at year-end included $682 million of unrealized appreciation."

PHOTO IMAGE NO. 15 - Photo of man holding bottle in brewery.

 CAPTION: Customer: The South African Breweries Limited
          ---------------------------------------------
         "Bottles are prepared for washing before being filled at the Alrode Brewery, south of Johannesburg, South Africa. This state-of-the-art brewery is one of eight in South Africa owned by The South African Breweries Limited (SAB), a consumer-oriented company that is Africa's largest industrial group, with a product portfolio including beer, soft drinks, retailing, hotels and mass market consumer goods manufacturing. Minet, The St. Paul's insurance brokerage operation, has provided insurance broking services through its association with M.I.B Group (Pty) Limited to SAB for over 30 years. Minet is the Lloyd's broker with the largest presence in Africa, including 25 percent ownership of M.I.B, South Africa's leading independent broker. M.I.B provides insurance broking and risk management services to SAB. Minet places a substantial portion of SAB's insurance into the London market."



PHOTO IMAGE NO. 16 - Photo of Mr. Peter S. Christie
                     Chairman, Chief Executive Officer,
                     Minet


PHOTO IMAGE NO. 17 - Photo of Mr. Richard J. Franke
                     Chairman, Chief Executive Officer,
                     The John Nuveen Company


GRAPHIC IMAGE NO. 10 - Bar graph depicting Total Capitalization at the end of the years 1991 through 1995.

(in billions)
               1991      1992      1993      1994      1995
              -----     -----     -----     -----     -----
Debt           $0.5      $0.6      $0.6      $0.6      $0.7
Redeemable
 Preferred
 Securities
 and Share-
 holders'
 Equity         2.5       2.2       3.0       2.8       3.9
              -----     -----     -----     -----     -----
Total          $3.0      $2.8      $3.6      $3.4      $4.6
              =====     =====     =====     =====     =====

 CAPTION: "Record earnings, growth in the unrealized appreciation of our investments and the issuance of new securities pushed our capitalization to $4.6 billion at year-end. Debt remains at a conservative level."

GRAPHIC IMAGE NO. 11 - Bar graph depicting Book Value per Common Share at the end of the years 1991 through 1995.

          1991:       $29.78
          1992:       $26.18
          1993:       $35.47
          1994:       $32.46
          1995:       $44.29

 CAPTION: "The $1 billion increase in common shareholders' equity translated into a 36% increase in book value per common share in 1995."


GRAPHIC IMAGE NO. 12 - Bar graph depicting Dividends Paid per Common
                       Share for the years 1991 through 1995.

          1991:       $1.28
          1992:       $1.35
          1993:       $1.39
          1994:       $1.48
          1995:       $1.58

 CAPTION: "Dividends are an important aspect of our total return to investors. Our objective is to increase dividends on a regular basis. We have paid a common share dividend for 124 consecutive years and increased dividends in 64 of those years."

Item 6.  SELECTED FINANCIAL DATA
         -----------------------



The St. Paul Companies
Eleven-year Summary of Selected Financial Data

Consolidated
(Dollars in thousands)
For the year ended December 31                     1995        1994         1993        1992         1991        1990
                                                   ----        ----         ----        ----         ----        ----

From Continuing Operations
Revenues                                     $5,409,630  $4,701,285   $4,460,172  $4,498,692   $4,351,700  $4,005,237
Operating earnings (loss)                       464,852     413,866      386,628    (333,791)     380,804     385,458
Income (loss) before cumulative effects
  and extraordinary credit                      521,209     442,828      427,609    (232,521)     405,062     391,270

Investment Activity
Net investment income                           771,612     694,594      661,106     666,374      675,604     669,989
Realized investment gains (losses),
  net of taxes                                   56,357      28,962       40,981      36,437      24,258        5,812
Change in unrealized appreciation
  of investments, net of taxes*                 613,843    (574,896)     525,175     (23,815)     55,093      (67,558)

Other Selected Financial Data (As of December 31)
Total assets                                 19,656,502  17,495,820   17,149,196  15,392,054   14,744,717  13,907,293
Debt                                            704,042     622,624      639,729     566,717      486,779     473,829
Common shareholders' equity                   3,719,249   2,732,934    3,005,128   2,202,499    2,532,841   2,196,371
Common shares outstanding**                  83,975,864  84,202,417   84,714,676  84,118,554   85,042,484  84,468,058

Per Common Share Data**
Operating earnings (loss)                         5.07         4.60        4.28        (4.04)       4.23         4.09
Income (loss) before cumulative
  effects and extraordinary credit                5.68         4.93        4.73        (2.84)       4.50         4.16
Book value                                       44.29        32.46       35.47        26.18       29.78        26.00
Year-end market price                            55.63        44.75       44.94        38.50       36.44        31.38
Cash dividends declared                           1.60         1.50        1.40         1.36        1.30         1.20

Operating Earnings Return On
  Beginning Common Equity                         16.7%       13.5%        17.2%           _        17.0%       16.1%

 *The change for 1993 includes the impact of adopting SFAS No. 115.
 **All years presented reflect the effect of the 2-for-1 stock split executed June 6, 1994.



Underwriting
(Dollars in thousands)
For the year ended December 31                     1995        1994         1993        1992         1991        1990
                                                   ----        ----         ----        ----         ----        ----
Written premiums                             $4,243,213  $3,623,026   $3,178,545  $3,142,419   $3,233,729  $3,052,032
Statutory underwriting result                  (152,703)   (143,317)    (143,599)   (557,463)    (170,894)   (141,751)
GAAP underwriting result                       (103,045)   (113,008)    (150,255)   (566,886)    (163,782)   (120,730)
Net investment income                           731,096     674,818      646,396     642,301      640,856     629,242
Pretax operating earnings (loss)                577,509     524,742      457,752      20,781      451,184     457,161
Pretax income                                   651,912     560,709      507,181      81,132      486,063     466,731
Statutory combined ratio:
 Loss and loss expense ratio                       72.1        72.1         72.5        85.6         75.2        73.2
 Underwriting expense ratio                        29.7        30.2         32.0        32.2         29.4        30.0
                                                  -----       -----        -----       -----        -----       -----
 Combined ratio                                   101.8       102.3        104.5       117.8        104.6       103.2
Combined ratio including
  policyholders' dividends                        102.0       102.3        104.7       118.2        105.0       104.2



The St. Paul Companies
Eleven-year Summary of Selected Financial Data

Consolidated
(Dollars in thousands)
For the year ended December 31                     1989        1988         1987        1986         1985
                                                   ----        ----         ----        ----         ----

From Continuing Operations
Revenues                                     $3,788,648  $3,634,953   $3,358,918  $3,190,754   $2,762,126
Operating earnings (loss)                       338,267     349,261      324,315     153,882       42,061
Income (loss) before cumulative effects
  and extraordinary credit                      398,158     352,615      318,826     159,585       90,899

Investment Activity
Net investment income                           662,211     592,032      534,767     458,710      381,280
Realized investment gains (losses),
  net of taxes                                   59,891       3,354       (5,489)      5,703       48,838
Change in unrealized appreciation
  of investments, net of taxes                   60,045      20,428      (19,959)    (13,396)       3,317

Other Selected Financial Data
(As of December 31)
Total assets                                 12,734,411  11,997,989    9,712,307   8,669,598    7,861,877
Debt                                            293,802     417,140       96,576     344,299      750,876
Common shareholders' equity                   2,349,254   2,015,219    1,711,362   1,440,565    1,012,245
Common shares outstanding**                  98,607,762  92,728,168   92,603,714  92,495,700   80,200,900

Per Common Share Data**
Operating earnings (loss)                          3.45        3.63        3.38         1.67        0.52
Income (loss) before cumulative
  effects and extraordinary credit                 4.06        3.66        3.34         1.77        1.17
Book value                                        23.82       21.73       18.48        15.57       12.62
Year-end market price                             29.57       21.75       23.00        20.13       19.97
Cash dividends declared                            1.10        1.00        0.88         0.75        0.75

Operating Earnings Return On
  Beginning Common Equity                         16.8%       20.4%        22.5%       15.2%         4.3%


 **All years presented reflect the effect of the 2-for-1 stock split executed June 6, 1944.


Underwriting
(Dollars in thousands)
For the year ended December 31                     1989        1988         1987        1986         1985
                                                   ----        ----         ----        ----         ----        ----
Written premiums                             $2,807,223  $2,690,536   $2,704,165  $2,556,425   $2,234,910
Statutory underwriting result                  (207,977)    (92,741)    (145,061)   (265,105)    (460,306)
GAAP underwriting result                       (196,378)    (90,209)    (127,066)   (275,184)    (408,755)
Net investment income                           614,119     548,766      498,251     431,594      366,687
Pretax operating earnings (loss)                364,352     420,339      358,493     142,532     (58,387)
Pretax income                                   456,167     424,187      351,358     151,552       31,674
Statutory combined ratio:
 Loss and loss expense ratio                       75.7        73.6         76.2        82.0         91.3
 Underwriting expense ratio                        30.5        30.0         28.9        27.9         28.5
                                                  -----       -----        -----       -----        -----       -----
 Combined ratio                                   106.2       103.6        105.1       109.9        119.8
Combined ratio including
  policyholders' dividends                        106.6       104.0        105.3       110.5        120.8


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

Internal Controls - We maintain and rely on systems of internal accounting controls designed to provide reasonable assurance that assets are safeguarded and transactions are properly authorized and recorded. We continually monitor these internal accounting controls, modifying and improving them as business conditions and operations change. Our internal audit department also independently reviews and evaluates these controls. We recognize the inherent limitations in all internal control systems and believe that our systems provide an appropriate balance between the costs and benefits desired. We believe our systems of internal accounting controls provide reasonable assurance that errors or irregularities that would be material to the financial statements are prevented or detected in the normal course of business.

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

 /s/ Douglas W. Leatherdale        /s/ Howard E. Dalton
     -----------------------           ---------------------
    Douglas W. Leatherdale           Howard E. Dalton
     Chairman, President and          Senior Vice President
     Chief Executive Officer          Chief Accounting Officer

Independent Auditors' Report


The Board of Directors and Shareholders
The St. Paul Companies, Inc.:

We have audited the accompanying consolidated balance sheets of The St. Paul Companies, Inc. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

 In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The St. Paul Companies, Inc. and subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

 As discussed in Note 4 to the consolidated financial statements, the company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 115,
"Accounting for Certain Investments in Debt and Equity Securities," in
1993.

/s/ KPMG Peat Marwick LLP
    ---------------------
    KPMG Peat Marwick LLP

Minneapolis, Minnesota
January 29, 1996

The St.Paul Companies
CONSOLIDATED STATEMENTS OF INCOME

(In thousands)
Year ended December 31                        1995        1994         1993
                                              ----        ----         ----
REVENUES
Premiums earned                         $3,971,329  $3,412,081   $3,178,338
Net investment income                      771,612     694,594      661,106
Insurance brokerage fees
  and commissions                          310,512     303,152      283,680
Investment banking-asset management        221,007     211,789      241,730
Realized investment gains                   84,572      41,974       58,254
Other                                       50,598      37,695       37,064
                                         ---------   ---------    ---------
   Total revenues                        5,409,630   4,701,285    4,460,172
                                         ---------   ---------    ---------
EXPENSES
Insurance losses and loss
  adjustment expenses                    2,864,307   2,461,698    2,303,738
Policy acquisition expenses                856,979     753,946      732,137
Operating and administrative             1,032,111     922,063      901,691
                                         ---------   ---------    ---------
   Total expenses                        4,753,397   4,137,707    3,937,566
                                         ---------   ---------    ---------
   Income before income taxes              656,233     563,578      522,606
Income tax expense (benefit):
 Federal current                           180,743     151,347      148,508
 Other                                     (45,719)    (30,597)     (53,511)
                                         ---------   ---------    ---------
   Total income tax expense                135,024     120,750       94,997
                                         ---------   ---------    ---------
   Net Income                            $ 521,209   $ 442,828    $ 427,609
                                         =========   =========    =========
EARNINGS PER COMMON SHARE
   Primary                                $   5.99    $   5.12    $    4.92
                                         ---------   ---------    ---------
   Fully Diluted                          $   5.68    $   4.93    $    4.73
                                         ---------   ---------    ---------

See notes to consolidated financial statements.

The St. Paul Companies
CONSOLIDATED BALANCE SHEETS

In thousands)
December 31                                               1995         1994
                                                          ----         ----
ASSETS
Investments:
 Fixed maturities                                  $10,372,890 $  8,828,684
 Equities                                              711,471      531,042
 Real estate                                           611,656      528,144
 Venture capital                                       388,599      330,032
 Other investments                                      42,776       46,539
 Short-term investments                                939,528      898,081
                                                    ----------   ----------
   Total investments                                13,066,920   11,162,522
Cash                                                    34,440       46,664
Investment banking inventory securities                249,662      148,031
Reinsurance recoverables:
 Unpaid losses                                       1,853,817    1,533,250
 Paid losses                                            74,568       88,900
Receivables:
 Underwriting premiums                               1,316,560    1,107,788
 Insurance brokerage activities                        652,801      891,823
 Interest and dividends                                197,740      182,938
 Other                                                  81,885       88,657
Deferred policy acquisition expenses                   372,174      324,358
Ceded unearned premiums                                226,943      255,687
Deferred income taxes                                  528,805      790,508
Office properties and equipment                        478,286      477,570
Goodwill                                               314,457      279,308
Other assets                                           207,444      117,816
                                                    ----------   ----------
   Total Assets                                    $19,656,502  $17,495,820
                                                    ==========   ==========
LIABILITIES
Insurance reserves:
 Losses and loss adjustment expenses               $10,247,070 $  9,423,429
 Unearned premiums                                   2,361,028    2,109,170
                                                    ----------   ----------
   Total insurance reserves                         12,608,098   11,532,599
Debt                                                   704,042      622,624
Payables:
 Insurance brokerage activities                        979,964    1,191,089
 Reinsurance premiums                                  179,249      155,833
 Income taxes                                          139,058      183,659
 Accrued expenses and other                            618,903      600,211
Other liabilities                                      490,067      472,336
                                                    ----------   ----------
   Total Liabilities                                15,719,381   14,758,351

Company-obligated mandatorily redeemable
  preferred securities of St. Paul Capital L.L.C.      207,000            -
                                                    ----------   ----------
SHAREHOLDERS' EQUITY
Preferred:
 Convertible preferred stock                           144,165      146,102
 Guaranteed obligation - PSOP                         (133,293)    (141,567)
                                                    ----------   ----------
   Total Preferred Shareholders' Equity                 10,872        4,535
                                                    ----------   ----------
Common:
 Common stock                                          460,458      445,222
 Retained earnings                                   2,704,075    2,362,286
 Guaranteed obligation - ESOP                          (32,294)     (44,410)
 Unrealized appreciation of investments                627,791       13,948
 Unrealized loss on foreign currency translation       (40,781)     (44,112)
                                                    ----------   ----------
   Total Common Shareholders' Equity                 3,719,249    2,732,934
                                                    ----------   ----------
   Total Shareholders' Equity                        3,730,121    2,737,469
                                                    ----------   ----------
   Total Liabilities, Redeemable Preferred
     Securities and Shareholders' Equity           $19,656,502  $17,495,820
                                                    ==========   ==========

See notes to consolidated financial statements.

The St. Paul Companies
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands)
Year ended December 31                        1995        1994         1993
                                              ----        ----         ----
PREFERRED SHAREHOLDERS' EQUITY
Series B convertible preferred stock:
 Beginning of year                       $ 146,102   $ 147,608    $ 149,161
 Redemptions during the year                (1,937)     (1,506)      (1,553)
                                         ---------   ---------    ---------
   End of year                             144,165     146,102      147,608
                                         ---------   ---------    ---------
GUARANTEED OBLIGATION - PSOP:
 Beginning of year                        (141,567)   (148,929)    (149,734)
 Principal payments                          8,274       7,362          805
                                         ---------   ---------    ---------
   End of year                            (133,293)   (141,567)    (148,929)
                                         ---------   ---------    ---------
   Total Preferred Shareholders' Equity     10,872       4,535       (1,321)
                                         ---------   ---------    ---------
COMMON SHAREHOLDERS' EQUITY
Common stock:
 Beginning of year                         445,222     438,559      422,249
 Stock issued under stock option
   and other incentive plans                19,481      11,130       16,334
 Reacquired common shares                   (4,245)     (4,467)         (24)
                                         ---------   ---------    ---------
   End of year                             460,458     445,222      438,559
                                         ---------   ---------    ---------
Retained earnings:
 Beginning of year                       2,362,286   2,082,832    1,781,113
 Net income                                521,209     442,828      427,609
 Dividends declared on common stock,
   $1.60 per share in 1995 ($1.50 in
   1994 and $1.40 in 1993)                (133,956)   (124,921)    (116,962)
 Dividends declared on preferred
   stock, net of taxes                      (8,582)     (8,448)      (8,395)
 Reacquired common shares                  (38,291)    (30,005)        (533)
 Tax benefit on employee stock
   options and awards                        1,409           -            -
                                         ---------   ---------    ---------
   End of year                           2,704,075   2,362,286    2,082,832
                                         ---------   ---------    ---------
GUARANTEED OBLIGATION - ESOP:
 Beginning of year                         (44,410)    (56,005)     (67,452)
 Principal payments                         12,116      11,595       11,447
                                         ---------   ---------    ---------
   End of year                             (32,294)    (44,410)     (56,005)
                                         ---------   ---------    ---------
UNREALIZED APPRECIATION OF INVESTMENTS,
  NET OF TAXES:
 Beginning of year                          13,948     588,844       63,669
 Change for the year                       613,843    (574,896)      23,193
 Change due to adoption of SFAS No. 115          -           -      501,982
                                         ---------   ---------    ---------
   End of year                             627,791      13,948      588,844
                                         ---------   ---------    ---------
UNREALIZED GAIN (LOSS) ON FOREIGN
  CURRENCY TRANSLATION, NET OF TAXES:
 Beginning of year                         (44,112)    (49,102)       2,920
 Change for the year                         3,331       4,990      (52,022)
                                         ---------   ---------    ---------
   End of year                             (40,781)    (44,112)     (49,102)
                                         ---------   ---------    ---------
   Total Common Shareholders' Equity     3,719,249   2,732,934    3,005,128
                                         ---------   ---------    ---------
   Total Shareholders' Equity           $3,730,121  $2,737,469   $3,003,807
                                         =========   =========    =========

See notes to consolidated financial statements.

The St. Paul Companies
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)
Year ended December 31                        1995        1994         1993
                                              ----        ----         ----
OPERATING ACTIVITIES
Underwriting:
 Net income                              $ 533,776   $ 452,756    $ 423,109
 Adjustments:
   Change in net insurance reserves        753,543     445,791      204,423
   Change in underwriting
     premiums receivable                  (217,877)    (89,147)      89,441
   Deferred tax benefit                    (55,192)    (36,085)     (48,976)
   Realized investment gains               (74,403)    (35,967)     (49,429)
   Other                                   (61,509)    146,886      194,990
                                           -------     -------      -------
     Total underwriting                    878,338     884,234      813,558
                                           -------     -------      -------
Insurance brokerage:
 Net loss                                  (21,400)    (19,571)     (24,710)
 Adjustments:
   Change in premium balances               (3,371)      4,303      (20,718)
   Change in accounts payable
     and accrued expenses                    4,185     (19,334)      (8,985)
   Depreciation and goodwill amortization   27,414      23,948       20,233
   Other                                     4,770       9,749       (2,833)
                                           -------     -------      -------
     Total insurance brokerage              11,598        (905)     (37,013)
                                           -------     -------      -------
Investment banking-asset management:
 Net income                                 54,746      44,196       52,103
 Adjustments:
   Change in inventory securities         (103,016)    156,823      (79,472)
   Change in short-term borrowings          25,000     (80,383)      60,383
   Change in short-term investments         45,659     (94,968)     (17,048)
   Change in open security transactions    (10,138)     10,879       (3,143)
   Other                                    25,642      21,051        8,872
                                           -------     -------      -------
     Total investment banking-
       asset management                     37,893      57,598       21,695
                                           -------     -------      -------
Parent company and consolidating
  eliminations:
 Net loss                                  (45,913)    (34,553)     (22,893)
 Realized investment gains                 (10,169)     (6,007)      (8,825)
 Other adjustments                          45,997      (1,152)     (12,672)
                                           -------      -------     -------
   Total parent company and
       consolidating eliminations          (10,085)    (41,712)     (44,390)
                                           -------     -------      -------
     Net Cash Provided by
       Operating Activities                917,744     899,215      753,850
                                           -------     -------      -------
INVESTING ACTIVITIES
Purchases of investments                (2,857,778) (2,087,104)  (2,484,731)
Proceeds from sales and
  maturities of investments              1,991,357   1,465,668    1,954,206
Change in short-term investments           (56,491)    (40,922)     151,213
Change in open security transactions         6,516      (6,156)      56,463
Net purchases of office
  properties and equipment                 (54,872)    (66,564)     (47,210)
Purchase of Economy Fire & Casualty,
  net of cash acquired                           -           -     (274,561)
Acquisition of brokerage companies,
  net of cash acquired                     (51,693)    (18,721)     (48,862)
Other                                        9,611      (1,809)      19,996
                                           -------     -------      -------
     Net Cash Used in
       Investing Activities             (1,013,350)   (755,608)    (673,486)
                                           -------     -------      -------
FINANCING ACTIVITIES
Dividends paid on common and
  preferred stock                         (144,662)   (136,062)    (129,218)
Proceeds from issuance of
  company-obligated mandatorily
  redeemable preferred securities
  of St. Paul Capital L.L.C.               207,000           -            -
Proceeds from issuance of debt             193,002      94,194       77,243
Repayment of debt                         (125,446)    (20,350)     (51,735)
Repurchase of common shares                (41,714)    (34,150)        (207)
Other                                       (4,938)    (26,855)      23,929
                                           -------     -------      -------
     Net Cash Provided by (Used in)
       Financing Activities                 83,242    (123,223)     (79,988)
                                           -------     -------      -------
Effect of exchange rate changes on cash        140         860       (1,604)
                                           -------     -------      -------
     Increase (Decrease) in Cash           (12,224)     21,244       (1,228)
                                           -------     -------      -------
Cash at beginning of year                   46,664      25,420       26,648
                                           -------     -------      -------
     Cash at End of Year                  $ 34,440    $ 46,664     $ 25,420
                                           =======     =======      =======

See notes to consolidated financial statements.

Note 1
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

HOW WE PREPARE OUR FINANCIAL STATEMENTS

The following summary explains the accounting policies we use to arrive at some of the more significant amounts in our financial statements.

Accounting Principles - We prepare our financial statements in accordance with generally accepted accounting principles (GAAP). We follow the accounting standards established by the Financial
Accounting Standards Board and the American Institute of Certified Public Accountants.

Consolidation - We combine our financial statements with those of our subsidiaries and present them on a consolidated basis. The consolidated financial statements do not include the results of material transactions between us and our subsidiaries or among our subsidiaries. We record the results of our insurance brokerage and foreign underwriting operations on a one-quarter lag.

Reclassifications - We reclassified some figures in our 1994 and 1993 financial statements and notes to conform with the 1995 presentation. These reclassifications had no effect on net income, or common or preferred shareholders' equity, as previously reported for those years.

Stock Split - In 1994, we executed a 2-for-1 stock split. All references in these financial statements and related notes to per-share amounts and to the number of shares of common stock reflect the effect of this stock split on all periods presented.

ACCOUNTING FOR OUR UNDERWRITING OPERATIONS

Premiums Earned - Premiums on insurance policies are our largest source of revenue. We reflect the premiums as revenues evenly over the policy terms. The premiums that we have not yet recognized as revenues are recorded on our balance sheet as unearned premiums.

Insurance Losses and Loss Adjustment Expenses - Losses refer to the amounts we paid or expect to pay to claimants for events that have occurred. The costs of investigating, resolving and processing these claims are referred to as loss adjustment expenses. We record these items on our statement of income net of reinsurance, which means that we reduce our gross losses and loss expenses incurred by the amounts we will recover under reinsurance contracts.

 We establish reserves for the estimated total unpaid cost of losses and loss expenses, which cover events that occurred in 1995 and prior years. These reserves reflect our estimates of the total cost of claims that were reported to us, but not yet paid, and the cost of claims incurred but not yet reported to us (IBNR). Our estimates consider such variables as past loss experience, current claim trends and the prevailing social, economic and legal environments. We reduce our loss reserves for estimated amounts of salvage and subrogation. Estimated amounts recoverable from reinsurers on unpaid losses and loss expenses are reflected as assets.

 We believe that the reserves we have established are adequate to cover the ultimate costs of losses and loss adjustment expenses. Final claim payments, however, may differ from the established reserves, particularly when these payments may not occur for several years. Any adjustments we make to reserves are reflected in the results for the year during which the adjustments are made.

Policy Acquisition Expenses - The costs directly related to writing an insurance policy are referred to as policy acquisition expenses and consist of commissions, state premium taxes and other direct underwriting expenses. Although these expenses arise when we issue a policy, we defer and amortize them over the same period as the corresponding premiums are recorded as revenues.

 If deferred policy acquisition expenses were to exceed the sum of unearned premiums and related anticipated investment income less expected losses and loss adjustment expenses, we would immediately expense the excess costs.

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

 Premiums collected, but not yet remitted to insurance carriers, are restricted as to use by business practices. These amounts are included in short-term investments and totaled $380.3 million and $385.0 million at the end of 1995 and 1994, respectively.

ACCOUNTING FOR OUR INVESTMENT BANKING-ASSET MANAGEMENT OPERATIONS

The John Nuveen Company comprises our investment banking-asset management segment. We held a 78% interest in Nuveen on Dec. 31, 1995. Nuveen markets tax-free open-end and closed-end (exchange-traded) managed fund shares and provides investment advice to and manages the business affairs of the Nuveen family of managed funds. They also underwrite and trade municipal bonds and tax-free unit investment trusts (UITs). They hold in inventory municipal bonds and UITs that will be sold to individuals or security dealers; such inventory securities are carried at market value.

 Revenues include investment advisory fees, revenues from the distribution of Nuveen UITs and managed fund investment products, gains and losses from the sale of inventory securities, and unrealized gains and losses on inventory securities held.

 We consolidate 100% of Nuveen's assets, liabilities, revenues and expenses, with reductions on the balance sheet and statement of income for the minority shareholders' proportionate interest in Nuveen's equity and earnings. Minority interest of $71.4 million and $66.5 million was recorded in other liabilities at the end of 1995 and 1994, respectively.

ACCOUNTING FOR OUR INVESTMENTS

Fixed Maturities - Our entire fixed maturity investment portfolio is classified as "available-for-sale," as defined by Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Accordingly, we carry that portfolio on our balance sheet at estimated market value.

Equities - Our equity securities are also classified as "available-for-sale" and carried at estimated market value.

Real Estate - Our real estate investments primarily consist of commercial buildings which we own directly or which we have a partial interest in through joint ventures with other investors.

 For direct investments, we carry land at cost and buildings at cost less accumulated depreciation and valuation adjustments. We depreciate real estate assets on a straight-line basis over 40 years. Tenant improvements are amortized over the term of the corresponding lease. The accumulated depreciation of our real estate assets was $68.8 million and $60.2 million at Dec. 31, 1995 and 1994, respectively.

 We use the "equity method" of accounting for our joint ventures, which means we carry these investments at cost, adjusted for our share of earnings or losses, and reduced by cash distributions from the joint ventures and valuation adjustments.

Venture Capital - We invest in securities of small- to medium-sized companies. These investments are in the form of limited partnerships or direct ownership. The limited partnerships are carried at our equity in the estimated market value of the investments held by these limited partnerships. The securities we own directly are carried at estimated market value.

Realized Investment Gains and Losses - We record the cost of each individual investment so that when we sell any of them, we are able to identify and record the gain or loss on that transaction in the "Revenues" section of our statement of income.

 We continually monitor the difference between the cost and estimated market value of our investments. If any of our investments experience a decline in value that is other than temporary, we establish a valuation allowance for the decline and record a realized loss on the statement of income.

Unrealized Appreciation and Depreciation of Investments - For investments we carry at estimated market value, we record the difference between cost and market, net of deferred taxes, as a part of common shareholders' equity. This difference is referred to as unrealized appreciation or depreciation of investments.

GOODWILL

Goodwill is the excess of the amount we paid to acquire a company over the fair value of its net assets, reduced by amortization and any subsequent valuation adjustments. We amortize goodwill over periods of up to 15 years. The accumulated amortization of goodwill was $138.4 million and $102.9 million at Dec. 31, 1995 and 1994, respectively.

 We monitor the value of our goodwill based on our estimates of discounted future earnings. If we determine that our goodwill has been impaired, we reduce its carrying value with a corresponding charge to expenses.

OFFICE PROPERTIES AND EQUIPMENT

We carry office properties and equipment at depreciated cost. We depreciate these assets on a straight-line basis over the estimated useful lives of the assets. The accumulated depreciation for office properties and equipment was $277.8 million and $243.9 million at the end of 1995 and 1994, respectively.

FOREIGN CURRENCY TRANSLATION

We assign functional currencies to our foreign operations, which are generally the currencies of the local operating environment. Foreign currency amounts are converted to the functional currency, and the resulting foreign exchange gains or losses are reflected in the statement of income. Functional currency amounts are then translated into U.S. dollars. The unrealized gain or loss from this translation is recorded as a part of common shareholders' equity. Both the conversion and translation are calculated using current exchange rates for the balance sheets and average exchange rates for the statements of income.

SUPPLEMENTAL CASH FLOW INFORMATION

Interest and Income Taxes Paid - We paid interest of $44.9 million in 1995, $40.0 million in 1994 and $41.2 million in 1993. We paid federal income taxes of $184.4 million in 1995, $122.7 million in 1994 and $121.8 million in 1993. Federal tax payments in 1995 include $45 million in taxes and interest for a partial settlement with the IRS regarding certain issues raised in its audit of our consolidated tax returns for the years 1991 through 1994.

Noncash Investing Activities - In connection with our acquisition of Economy Fire & Casualty Company (Economy) from Kemper Corporation in 1993, we contributed securities with a book value of approximately $100 million to the capital of Economy.


Note 2
EARNINGS PER COMMON SHARE

Earnings per common share (EPS) amounts were calculated by dividing net income, as adjusted, by the adjusted average common shares outstanding.

(In thousands)
Year ended December 31                      1995      1994        1993
                                            ----      ----        ----
PRIMARY
Net income, as reported                 $521,209  $442,828    $427,609
PSOP preferred dividends
  declared (net of taxes)                 (8,582)   (8,448)     (8,395)
Premium on preferred shares redeemed        (823)        -           -
                                         -------   -------     -------
  Net income, as adjusted               $511,804  $434,380    $419,214
                                         =======   =======     =======

FULLY DILUTED
Net income, as reported                 $521,209  $442,828    $427,609
Additional PSOP expense (net of taxes)
  due to assumed conversion
  of preferred stock                      (3,477)   (3,782)     (4,080)
Dividends on monthly income
  preferred securities (net of taxes)      5,046         -           -
Premium on preferred shares redeemed        (823)        -           -
                                         -------   -------     -------
  Net income, as adjusted               $521,955  $439,046    $423,529
                                         =======   =======     =======

ADJUSTED AVERAGE COMMON
  SHARES OUTSTANDING
Primary                                   85,399    84,816      85,216
Fully diluted                             91,843    89,067      89,469

Adjusted average common shares outstanding include the common and common equivalent shares outstanding for the year and, for fully diluted EPS, common shares that would be issuable upon conversion of PSOP preferred stock and the monthly income preferred securities.

Note 3
INVESTMENTS

Valuation of Investments - The following presents the cost, gross unrealized appreciation and depreciation, and estimated market value of our investments in fixed maturities, equities and venture capital.

                                             Gross        Gross    Estimated
(In thousands)                          Unrealized   Unrealized       Market
December 31, 1995              Cost   Appreciation Depreciation        Value
                               ----    -----------  -----------     --------
Fixed maturities:
 U.S. government           $2,087,057     $120,093     $ (1,153) $ 2,205,997
 States and political
  subdivisions              4,295,822      370,910         (839)   4,665,893
 Foreign governments          893,677       42,605       (6,288)     929,994
 Corporate securities       1,348,506       85,458       (4,574)   1,429,390
 Mortgage-backed securities 1,089,891       53,283       (1,558)   1,141,616
                           ----------      -------      -------   ----------
  Total fixed maturities    9,714,953      672,349      (14,412)  10,372,890
Equities                      551,031      166,653       (6,213)     711,471
Venture capital               259,324      141,969      (12,694)     388,599
                           ----------      -------      -------   ----------
  Total                   $10,525,308     $980,971     $(33,319) $11,472,960
                           ==========      =======      =======   ==========

                                             Gross        Gross    Estimated
(In thousands)                          Unrealized   Unrealized       Market
December 31, 1994              Cost   Appreciation Depreciation        Value
                               ----    -----------  -----------     --------
Fixed maturities:
 U.S. government           $2,202,765     $  6,796    $(142,803)  $2,066,758
 States and political
  subdivisions              4,016,100      170,738      (22,099)   4,164,739
 Foreign governments          697,083        7,833      (22,207)     682,709
 Corporate securities       1,156,422        2,011      (77,752)   1,080,681
 Mortgage-backed securities   841,003       20,909      (28,115)     833,797
                            ---------      -------     --------    ---------
  Total fixed maturities    8,913,373      208,287     (292,976)   8,828,684
Equities                      500,849       50,305      (20,112)     531,042
Venture capital               260,637       88,437      (19,042)     330,032
                            ---------      -------     --------    ---------
  Total                    $9,674,859     $347,029    $(332,130)  $9,689,758
                            =========      =======     ========    =========

Statutory Deposits - At Dec. 31, 1995, our underwriting operations had investments in fixed maturities with an estimated market value of $434.1 million on deposit with regulatory authorities, as required by law.

Fixed Maturities by Maturity Date - The following table presents the breakdown of our fixed maturities by years to maturity. Actual maturities may differ from those stated as a result of calls and prepayments.

(In thousands)                                Amortized      Estimated
December 31, 1995                                  Cost   Market Value
                                              ---------      ---------
One year or less                             $   72,833   $     73,139
Over one year through five years              1,372,589      1,435,758
Over five years through ten years             3,658,385      3,933,742
Over 10 years                                 3,521,255      3,788,635
Mortgage-backed securities with
 various maturities                           1,089,891      1,141,616
                                              ---------      ---------
  Total                                      $9,714,953    $10,372,890
                                              =========      =========


Note 4
INVESTMENT TRANSACTIONS

Investment Activity - Here is a summary of our investment purchases, sales and maturities.

(In thousands)
Year ended December 31                   1995        1994         1993
                                         ----        ----         ----
PURCHASES
Fixed maturities                   $1,829,942  $1,235,653   $1,816,965
Equities                              837,288     700,568      465,056
Real estate                           116,925      74,420      110,371
Venture capital                        66,247      66,622       79,410
Other investments                       7,376       9,841       12,929
                                    ---------   ---------    ---------
  Total purchases                   2,857,778   2,087,104    2,484,731
                                    ---------   ---------    ---------

PROCEEDS FROM SALES
AND MATURITIES
Fixed maturities:
 Sales                                326,382     181,126      169,330
 Maturities and
  redemptions                         709,104     533,292    1,236,912
Equities                              836,683     707,608      437,610
Real estate                            14,428       6,718       40,764
Venture capital                        87,512      28,817       59,124
Other investments                      17,248       8,107       10,466
                                    ---------   ---------    ---------
  Total sales and
   maturities                       1,991,357   1,465,668    1,954,206
                                    ---------   ---------    ---------
  Net purchases                   $   866,421 $   621,436  $   530,525
                                    =========   =========    =========

Net Investment Income - Here is a summary of our net investment income.

(In thousands)
Year ended December 31                   1995        1994         1993
                                         ----        ----         ----
Fixed maturities                     $665,364    $626,263     $607,067
Equities                               14,644      12,984       12,035
Real estate                            32,830      28,049       19,288
Venture capital                          (171)     (1,849)      (2,012)
Other investments                        (965)        346          698
Short-term investments                 69,542      45,893       37,952
                                    ---------   ---------    ---------
  Total                               781,244     711,686      675,028
                                    ---------   ---------    ---------
Investment expenses                    (9,632)    (17,092)     (13,922)
                                    ---------   ---------    ---------
  Net investment income              $771,612    $694,594     $661,106
                                    =========   =========    =========

Realized and Unrealized Investment Gains (Losses) - The following summarizes our pretax realized investment gains and losses and change in unrealized appreciation of investments recorded in common shareholders' equity.

(In thousands)
Year ended December 31                   1995        1994         1993
                                         ----        ----         ----
PRETAX REALIZED
INVESTMENT GAINS (LOSSES)
Fixed maturities:
 Gross realized gains                 $ 3,091     $ 5,232      $ 8,916
 Gross realized losses                 (5,728)     (1,849)      (3,585)
                                    ---------   ---------    ---------
  Total fixed maturities               (2,637)      3,383        5,331
                                    ---------   ---------    ---------
Equities:
 Gross realized gains                  78,772      59,548       62,310
 Gross realized losses                (29,548)    (38,626)     (18,782)
                                    ---------   ---------    ---------
  Total equities                       49,224      20,922       43,528
                                    ---------   ---------    ---------
Real estate                             1,831     (10,458)     (10,188)
Venture capital                        38,175      17,616       24,046
Other investments                      (2,021)     10,511       (4,463)
                                    ---------   ---------    ---------
  Total pretax realized
   investment gains                   $84,572     $41,974      $58,254
                                    =========   =========    =========

CHANGE IN UNREALIZED APPRECIATION
Fixed maturities                     $742,626   $(847,554)    $771,598
Equities                              130,247     (30,106)     (23,993)
Venture capital                        59,880      (4,064)      52,550
                                    ---------   ---------    ---------
  Total change in
   pretax unrealized
   appreciation                       932,753    (881,724)     800,155
Increase (decrease) in
 deferred tax asset                  (318,910)    306,828     (274,980)
                                    ---------   ---------    ---------
  Total change in
   unrealized appreciation,
   net of taxes                     $ 613,843   $(574,896)   $ 525,175
                                    =========   =========    =========

 We implemented SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," as of Dec. 31, 1993. Prior to our adoption of SFAS No. 115, we did not record unrealized appreciation or depreciation of fixed maturities on the consolidated balance sheet. Consequently, the change in unrealized appreciation of fixed maturities for 1993 represents the cumulative unrealized appreciation recorded upon our adoption of SFAS No. 115. The actual increase in pretax unrealized appreciation of fixed maturities for the year ended Dec. 31, 1993, was $257.8 million.

Note 5
DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments are defined as futures, forward, swap or option contracts and other financial instruments with similar characteristics. We have had limited involvement with these instruments primarily for purposes of hedging. All investments, including derivative instruments, have some degree of market and credit risk associated with them. However, the market risk on our derivatives substantially offsets the market risk associated with fluctuations in interest rates, and the value of certain investments. We minimize our credit risk by conducting derivative transactions only with reputable, investment-grade counter parties. We use the following types of derivative instruments:

Interest Rate Swap Agreements - We enter into interest rate swap agreements for the purpose of minimizing the effect of interest rate fluctuations on some of our investments and debt.

  At Dec. 31, 1995 and 1994, we had investments in perpetual floating rate notes totaling $35 million and $45 million, respectively, and we were party to interest rate swap agreements for notional amounts equaling these totals at those dates. We record the market value of these agreements on our balance sheet. The market value represents the asset that would be realized, or the liability that would be incurred, had they been terminated at the balance sheet date. At Dec. 31, 1995 and 1994, we recorded an asset of $941,000 and a liability of $1.7 million, respectively, associated with these agreements.

 In 1993, we entered into an interest rate swap agreement that requires us to pay a fixed rate of 5.6% on $50 million of our outstanding floating rate commercial paper through the year 2000. At Dec. 31, 1995 and 1994, the estimated market value of this swap agreement was an asset of $200,000 and $5.8 million, respectively.

Foreign Exchange Forward Contracts - Our U.K.-based insurance brokerage operation purchases these contracts to minimize the impact of fluctuating foreign currencies on its results of operations. At Dec. 31, 1995 and 1994, our open position on foreign exchange forward contracts totaled $26.5 million and $26.4 million, respectively. The unrealized loss on these contracts was $1.1 million and $412,000 at the end of 1995 and 1994, respectively.

Option Contracts - At the end of 1994 we had written exchange-traded options on $48.2 million of our equity security investments for the purpose of income generation. We recorded the market value of these options on our balance sheet. At Dec. 31, 1994, we recorded an unrealized loss of $276,000 associated with these options. We had no such options outstanding at the end of 1995.

Note 6
INSURANCE RESERVES

Reserves for Losses and Loss Adjustment Expenses - The following table represents a reconciliation of beginning and ending consolidated insurance loss and loss adjustment expense (LAE) reserves for each of the last three years.

(In thousands)
Year ended December 31                   1995        1994         1993
                                         ----        ----         ----
Loss and LAE reserves at
 beginning of year,
 as reported                       $9,423,429  $9,185,191   $8,812,559
Less reinsurance recoverables
 on unpaid losses at
 beginning of year                 (1,533,250) (1,545,026)  (1,605,824)
                                    ---------   ---------    ---------
 Net loss and LAE reserves
  at beginning of year              7,890,179   7,640,165    7,206,735
Reserves of acquired companies         12,329           -      279,600
Provision for losses and
 LAE for claims incurred:
 Current year                       3,112,193   2,790,164    2,526,675
 Prior years                         (247,886)   (328,466)    (222,937)
                                    ---------   ---------    ---------
  Total incurred                    2,864,307   2,461,698    2,303,738
                                    ---------   ---------    ---------
Losses and LAE payments
 for claims incurred:
 Current year                        (783,633)   (667,255)    (579,779)
 Prior years                       (1,590,701) (1,566,083)  (1,546,737)
                                    ---------   ---------    ---------
  Total paid                       (2,374,334) (2,233,338)  (2,126,516)
                                    ---------   ---------    ---------
Unrealized foreign
 exchange loss (gain)                     772      21,654      (23,392)
                                    ---------   ---------    ---------
 Net loss and LAE
  reserves at end of year           8,393,253   7,890,179    7,640,165
Plus reinsurance recoverables
 on unpaid losses at
 end of year                        1,853,817   1,533,250    1,545,026
                                    ---------   ---------    ---------
 Loss and LAE reserves at
  end of year, as reported        $10,247,070 $ 9,423,429  $ 9,185,191
                                    =========   =========    =========


Environmental and Asbestos Reserves - Our underwriting operations continue to receive claims under policies written many years ago alleging injuries from environmental pollution or alleging covered property damages for the cost to clean up polluted sites. We have also received asbestos claims arising out of product liability coverages under general liability policies.

 The following table summarizes the environmental and asbestos reserves reflected in our consolidated balance sheet at Dec. 31, 1995 and 1994. Amounts in the "net" column are reduced by reinsurance.

(In thousands)                      1995                  1994
December 31                    Gross        Net      Gross         Net
                               -----        ---      -----         ---
Environmental               $528,000   $319,000   $275,000    $200,000
Asbestos                     283,000    158,000    185,000     145,000
                             -------    -------    -------     -------
 Total environmental and
  asbestos reserves         $811,000   $477,000   $460,000    $345,000
                             =======    =======    =======     =======

Note 7
INCOME TAXES

Method for Computing Income Tax Expense - We are required to compute our income tax expense under the liability method. This means deferred income taxes reflect the estimated future tax effects of temporary differences between the carrying value of assets and liabilities for financial reporting purposes and the carrying value of assets and liabilities for income tax purposes. A current tax liability is recognized for the estimated taxes payable for the current year.

Income Tax Expense (Benefit) - Income tax expense or benefits are recorded in various places in our financial statements. A summary of the amounts and places follows:

(In thousands)
Year ended December 31                   1995        1994         1993
                                         ----        ----         ----
STATEMENTS OF INCOME
Expense related to income            $135,024   $ 120,750    $  94,997
                                    ---------   ---------    ---------
COMMON SHAREHOLDERS' EQUITY
Benefit for deductions relating to:
 Dividends on unallocated
  ESOP and PSOP shares                 (4,094)     (4,578)      (4,873)
 Employee stock options
  and awards                           (1,409)          -            -
Deferred expense (benefit)
 for the change in unrealized
 appreciation of investments
 and unrealized foreign
 exchange                             319,195    (308,073)     274,126
                                    ---------   ---------    ---------
  Total income tax expense
   (benefit) included in
   common shareholders'
   equity                             313,692    (312,651)     269,253
                                    ---------   ---------    ---------
  Total income tax expense
   (benefit) included in
   financial statements              $448,716   $(191,901)    $364,250
                                    =========   =========    =========

Components of Income Tax Expense - The components of income tax expense are as follows:

(In thousands)
Year ended December 31                   1995        1994         1993
                                         ----        ----         ----
Federal current tax expense          $180,743   $ 151,347     $148,508
Federal deferred tax benefit          (60,036)    (47,933)     (54,935)
Impact of tax rate change                   -           -      (15,383)
                                    ---------   ---------    ---------
 Total federal income
  tax expense                         120,707     103,414       78,190
Foreign income taxes                    8,488      11,788        9,692
State income taxes                      5,829       5,548        7,115
                                    ---------   ---------    ---------
 Total income
  tax expense                        $135,024   $ 120,750    $  94,997
                                    =========   =========    =========

Our Tax Rate is Different from the Statutory Rate - Our total federal income tax expense differs from the statutory rate of 35% of pretax income as shown in the following table:

(In thousands)
Year ended December 31                   1995        1994         1993
                                         ----        ----         ----
Federal income tax expense
 at statutory rates                  $229,682    $197,252     $182,912
Increase (decrease)
 attributable to:
 Nontaxable investment
  income                              (83,395)    (87,630)     (90,502)
 Foreign operations                    (8,588)     (9,335)       9,869
 Impact of tax rate change                  -           -      (15,383)
 Other                                (16,992)      3,127       (8,706)
                                    ---------   ---------    ---------
   Federal income tax
      expense                        $120,707    $103,414    $  78,190
                                    =========   =========    =========


Major Components of Deferred Income Taxes on Our Balance Sheet - Differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years are called temporary differences. The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities are presented in the following table:

(In thousands)
December 31                                        1995           1994
                                                   ----           ----
DEFERRED TAX ASSETS
Loss reserves                                 $ 735,808      $ 642,368
Unearned premium reserves                       141,882        119,363
Deferred compensation                            87,825         82,456
Foreign loss carryforwards                       21,871         43,263
Alternative minimum tax
 credit carryforwards                             9,165         41,096
Other                                           137,706        125,001
                                              ---------       --------
  Total gross deferred tax assets             1,134,257      1,053,547
Less valuation allowance                        (33,382)       (50,359)
                                              ---------       --------
  Net deferred tax assets                     1,100,875      1,003,188
                                              ---------       --------
DEFERRED TAX LIABILITIES
Unrealized appreciation of investments          325,694          1,889
Deferred acquisition costs                      124,178        105,428
Real estate                                      47,404         43,994
Other                                            74,794         61,369
                                              ---------       --------
  Total gross deferred tax liabilities          572,070        212,680
                                              ---------       --------
  DEFERRED INCOME TAXES                       $ 528,805      $ 790,508
                                              =========       ========

If we believe that all of our deferred tax assets will not result in future tax benefits, we must establish a "valuation allowance" for the portion of these assets that we think will not be realized. The net change in the valuation allowance for deferred tax assets was a decrease of $17.0 million in 1995, a decrease of $8.6 million in 1994, and an increase of $4.7 million in 1993, relating entirely to our foreign operations. Based upon a review of our refundable taxes, anticipated future earnings, and all other available evidence, both positive and negative, we have concluded it is "more likely than not" that our net deferred tax assets will be realized.

Undistributed Earnings of Subsidiaries - U.S. income taxes have not been provided on $15.7 million of our foreign operations' undistributed earnings as of Dec. 31, 1995, as such earnings are intended to be permanently reinvested in those operations.
Furthermore, any taxes paid to foreign governments on these earnings may be used as credits against the U.S. tax on any dividend distributions from such earnings.

We have not provided taxes on approximately $118.7 million of undistributed earnings related to our majority ownership of The John Nuveen Company as of Dec. 31, 1995, because we currently do not expect those earnings to become taxable to us.

IRS Examinations - The Internal Revenue Service has examined our consolidated returns through 1990 and is currently examining the years 1991 through 1994. During 1995, we reached a partial settlement with the IRS regarding certain issues that were raised during the course of their audit. The agreement required us to make an additional payment of tax and interest to the IRS for the years 1991 through 1994 in the amount of $45 million. We believe that any additional taxes assessed as a result of any further adjustments for these years would not materially affect our overall financial position, results of operations or liquidity.


Note 8
CAPITAL STRUCTURE

The following summarizes our capital structure:

(In thousands)
December 31                                        1995           1994
                                                   ----           ----
Debt                                         $  704,042     $  622,624
Company-obligated mandatorily
 redeemable preferred securities
 of St. Paul Capital L.L.C.                     207,000              -
Preferred shareholders' equity                   10,872          4,535
Common shareholders' equity                   3,719,249      2,732,934
                                              ---------       --------
  Total capital                              $4,641,163     $3,360,093
                                              =========       ========
Ratio of debt to total capital                      15%            19%
                                              ---------       --------

DEBT
Debt consists of the following:

                                      1995                     1994
(In thousands)                   Book         Fair        Book         Fair
December 31                     Value        Value       Value        Value
                                -----        -----       -----        -----
Medium-term notes            $397,433     $419,500    $204,433     $189,400
Commercial paper              149,629      149,629     275,635      275,635
9-3/8% notes                   99,982      105,300      99,971      102,800
Guaranteed ESOP debt           25,001       26,200      36,112       37,200
Short-term borrowings          25,000       25,000           -            -
Pound sterling
 loan notes                     6,997        6,997       6,473        6,473
                              -------      -------     -------      -------
  Total debt                 $704,042    $ 732,626    $622,624     $611,508
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

Medium-term Notes - The medium-term notes bear interest rates ranging from 5.9% to 8.4%. Maturities range from seven to 15 years after the issuance date.

Commercial Paper - Our commercial paper is supported by a $400 million credit agreement that expires in 2000. The credit agreement requires us to stay below a certain ratio of debt to equity, maintain a stated amount of common shareholders' equity and meet certain other requirements. As of year-end 1995, we had not borrowed any funds under the agreement, and we were in compliance with all of its provisions.

 Interest rates on commercial paper issued in 1995 ranged from 5.4% to 6.6%; in 1994 the range was 3.1% to 6.1%; and in 1993 the range was 3.0% to 3.6%.

9-3/8% Notes - The 9-3/8% notes mature on June 15, 1997.

Guaranteed ESOP Debt - The guaranteed ESOP debt bears an interest rate of 7.95% and is due March 1, 1998. The ESOP's principal payments and related interest are funded quarterly through a combination of our contributions and dividends on shares held by the ESOP. We show this debt as our liability, because we guaranteed the debt.

Pound Sterling Loan Notes - The pound sterling loan notes were issued in 1994 in connection with our acquisition of a brokerage company. The notes mature on July 15, 2004, and bore an interest rate of 6.4% and 4.9% at Dec. 31, 1995 and 1994, respectively.

Interest Expense - Our interest expense was $46.7 million in 1995, $39.6 million in 1994 and $40.8 million in 1993.

Maturities - The amount of debt that becomes due in each of the next five years is as follows: 1996, $36.1 million; 1997, $111.1 million; 1998, $27.8 million; 1999, $20.0 million; and 2000, $149.6 million.

COMPANY-OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF ST. PAUL CAPITAL L.L.C.

In 1995, we issued, through St. Paul Capital L.L.C. (SPCLLC), 4,140,000 company-obligated mandatorily redeemable preferred securities, generating proceeds of $207 million. These securities are also known as convertible monthly income preferred securities (MIPS). The MIPS pay a monthly dividend at an annual rate of 6% of the liquidation preference of $50 per security. We directly or indirectly own all of the common shares of SPCLLC, a special purpose limited liability company which was formed for the sole purpose of issuing the MIPS. We have effectively fully and unconditionally guaranteed SPCLLC's obligations under the MIPS. The MIPS are convertible into
0.8475 shares of our common stock (equivalent to a conversion price of $59 per share). The MIPS are redeemable after four years, but we may redeem them before four years upon the occurrence of certain events.

PREFERRED SHAREHOLDERS' EQUITY

The preferred shareholders' equity on our balance sheet represents the par value of preferred shares outstanding that we issued to our Preferred Stock Ownership Plan (PSOP) Trust, less the remaining principal balance on the PSOP Trust debt. The PSOP Trust borrowed funds from our U.S. underwriting subsidiary to finance the purchase of the preferred shares, and we guaranteed the PSOP debt.

 In 1995, we reclassified our net convertible preferred stock balance to shareholders' equity. We had previously classified this item on our balance sheet between liabilities and common shareholders' equity. The PSOP trust may at any time convert any or all of the preferred shares into shares of our common stock at a rate of four shares of common stock for each preferred share. Our board of directors has reserved a sufficient number of our authorized common shares to satisfy the conversion of all preferred shares issued to the PSOP trust. In addition, the trust may redeem preferred shares to meet employee distribution requirements. Upon the redemption of preferred shares, we may make the payment required in the form of cash or through issuance of our common shares. Until August 1995, our intent and practice had been to pay for the preferred share redemptions with cash. Beginning in September 1995, our intent and practice has been and will continue to be to issue shares of our common stock to the trust to fulfill the redemption obligations.

 As a result of our intent to exclusively issue common shares to the trust in the future, we reclassified the net convertible preferred stock balance to permanent equity. We reclassified the Dec. 31, 1994, convertible preferred stock balance to conform to the 1995 presentation.

COMMON SHAREHOLDERS' EQUITY

Common Stock and Reacquired Shares - We are governed by the Minnesota Business Corporation Act. All authorized shares of voting common stock have no par value. Shares of common stock reacquired are considered unissued shares.

 In 1994, our shareholders voted to amend the company's Restated Articles of Incorporation to increase the number of authorized shares of voting common stock from 120 million to 240 million. The board of directors subsequently approved a 2-for-1 stock split, issuing one additional voting common share on June 6, 1994, for each outstanding share to shareholders of record on May 17, 1994.

 In 1995, we reacquired 778,000 of our common shares for a total cost of $41.7 million. During 1994, we reacquired 860,000 of our common shares for a total cost of $34.2 million. We reduced our capital stock account for the cost of these repurchases in proportion to the percentage of shares reacquired, with the remainder of the cost charged to retained earnings.

 A summary of our common stock activity for the last three years is as follows:

(Shares)
Year ended December 31                   1995        1994         1993
                                         ----        ----         ----
Outstanding at beginning
 of year                           84,202,417  84,714,676   84,118,554
Issued under stock option and
 other incentive plans                534,096     344,756      595,814
Issued upon conversion of
 preferred stock                       17,543       3,125        5,132
Reacquired                           (778,192)   (860,140)      (4,824)
                                   ----------  ----------   ----------
Outstanding at end of year         83,975,864  84,202,417   84,714,676
                                   ==========  ==========   ==========

Undesignated Shares - Our articles of incorporation allow us to issue five million undesignated shares. The board of directors may designate the type of shares and set the terms thereof. The board designated 50,000 shares as Series A Junior Participating Preferred Stock in connection with the establishment of our Shareholder Protection Rights Plan. The board designated 1,450,000 shares as Series B Convertible Preferred Stock in connection with the formation of our Preferred Stock Ownership Plan. In 1995, the board designated 41,400 shares as Series C Cumulative Convertible Preferred Stock in connection with St. Paul Capital L.L.C.'s issuance of company-obligated mandatorily redeemable preferred securities.

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

Dividend Restrictions - We primarily depend on dividends from our subsidiaries to pay dividends to our shareholders, service our debt and pay expenses. Various state laws and regulations limit the amount of dividends we may receive from our U.S. underwriting subsidiary. In 1996, $331.6 million will be available for dividends free from such restrictions. During 1995, we received cash dividends of $196.0 million from our U.S. underwriting subsidiary.

Note 9
RETIREMENT PLANS

Pension Plans - We maintain funded defined benefit pension plans for most of our U.S. and non-U.S. employees. Benefits are based on years of service and the employee's compensation while employed by the company. U.S. pension benefits generally vest after five years of service. Non-U.S. pension benefits generally vest after two years of service.

 Our U.S. pension plans are noncontributory. This means that employees do not pay anything into the plans. Our funding policy is to contribute amounts sufficient to meet the minimum funding requirementsof the Employee Retirement Income Security Act and any additional amounts that may be necessary. This may result in no contribution being made in a particular year.

 We contribute to our non-U.S. pension plans based on a percentage of salaries. Certain of these plans are contributory, which means that employees also contribute a percentage of their salary to the plan.

 The following table details the components of our net periodic pension cost for our U.S. and non-U.S. funded pension plans.

(In thousands)
Year ended December 31                   1995        1994         1993
                                         ----        ----         ----
Service cost - benefits
 earned during the year               $30,167    $ 37,611     $ 29,515
Interest cost on projected
 benefits obligation                   42,199      40,606       36,670
Actual return on plan assets          (92,279)     (6,928)     (66,449)
Net amortization and deferral          41,571     (35,243)      28,270
                                       ------      ------       ------
  Net periodic pension cost           $21,658    $ 36,046     $ 28,006
                                       ======      ======       ======

The following table summarizes the funded status of our plans.

(In thousands)                        1995                     1994
December 31                      U.S.     Non-U.S.        U.S.     Non-U.S.
                                -----     --------       -----     --------
Accumulated benefits
 obligation:
 Vested                      $254,634     $185,713    $180,793     $186,317
 Nonvested                     34,046          426      23,072          424
                              -------      -------     -------      -------
  Subtotal                    288,680      186,139     203,865      186,741
Effect of projected
 salary increases              85,310       58,980      86,557       45,588
                              -------      -------     -------      -------
  Projected benefits
   obligation                 373,990      245,119     290,422      232,329
Plan assets at fair value     350,266      280,107     245,852      239,025
                              -------      -------     -------      -------
  Assets (greater) less
   than projected
   benefits obligation         23,724      (34,988)     44,570       (6,696)
Unrecognized net
 gain (loss)                      274       11,845       9,071      (18,022)
Unrecognized net
 asset at transition            9,573       12,853      11,273       15,684
Unrecognized prior
 service cost                     441       (2,512)        420       (2,844)
                              -------      -------     -------      -------
  Accrued (prepaid)
   pension cost
   recorded on the
   balance sheet            $  34,012    $ (12,802)    $65,334     $(11,878)
                              =======      =======     =======      =======

 We use the services of an independent actuary to assist us in the determination of our pension cost and obligation. Pension cost is determined using assumptions at the beginning of the year. The funded status is determined using assumptions at the end of the year. Assumptions as of Dec. 31 used to determine the projected benefits obligation and pension cost are as follows:

                                  1995      1994      1993      1992
                                  ----      ----      ----      ----
U.S. PLANS
Discount rate                     6.75%     8.00%     6.25%     7.25%
Rate of increase in
 compensation                     3.75      5.00      4.25      5.50
Expected rate of return
 on plan assets                   9.00      9.00      9.00      9.00

NON-U.S. PLANS
Discount rate                     8.50      8.50      7.50      9.50
Rate of increase in
 compensation                     6.00      6.00      5.50      7.50
Expected rate of return
 on plan assets                  10.00     10.00      9.50     10.50

 Plan assets are invested primarily in equities and fixed maturities and included 380,172 shares of our common stock with a market value of $21.1 million and $17.0 million at Dec. 31, 1995 and 1994, respectively.

 We also maintain a noncontributory, unfunded pension plan to provide certain employees with pension benefits in excess of limits imposed by federal tax law and a noncontributory, unfunded pension plan for our outside directors. At the end of 1995 and 1994, we had a liability of $21.2 million and $17.5 million, respectively, recorded for these plans.

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

 The following table summarizes our ESOP expense for each of the last three years:

(In thousands)
Year ended December 31                   1995        1994         1993
                                         ----        ----         ----
Compensation expense                  $12,305     $12,330      $12,037
Interest expense                        3,146       4,108        5,032
Dividends paid to ESOP trust           (6,289)     (6,325)      (6,181)
Proceeds from sales of
 forfeited shares, and
 interest income                         (485)       (273)        (221)
                                       ------      ------       ------
  Net pretax ESOP expense             $ 8,677     $ 9,840      $10,667
                                       ======      ======       ======
Cash contributions to trust           $ 8,540     $ 9,171      $10,091
                                       ======      ======       ======

The following table details the shares held in the ESOP:

(Shares)
December 31                                        1995           1994
                                                   ----           ----
Allocated                                     2,963,826      2,630,265
Committed to be released                        142,139        142,467
Unallocated                                   1,102,342      1,603,176
                                              ---------      ---------
 Total                                        4,208,307      4,375,908
                                              =========      =========

 The ESOP allocated 500,834 shares in 1995, 505,776 shares in 1994 and 499,256 shares in 1993. The remaining unallocated shares at Dec. 31, 1995, will be released for allocation annually through March 1, 1998.

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

 The following table summarizes our PSOP expense for each of the last three years:

(In thousands)
Year ended December 31                   1995        1994         1993
                                         ----        ----         ----
Compensation expense                  $ 8,242    $ 10,409      $ 7,268
Interest expense                       12,796      13,602       14,044
Dividends paid to PSOP trust          (11,998)    (11,993)     (12,022)
                                       ------      ------       ------
 Net pretax PSOP expense              $ 9,040    $ 12,018      $ 9,290
                                       ======      ======       ======
Cash contributions to trust           $ 9,431    $  9,205      $ 2,728
                                       ======      ======       ======

 The following table details the shares held in the PSOP:

(Shares)
December 31                                        1995           1994
                                                   ----           ----
Allocated                                       237,853        187,194
Committed to be released                         27,518         31,601
Unallocated                                     733,693        793,691
                                              ---------      ---------
 Total                                          999,064      1,012,486
                                              =========      =========

 The PSOP allocated 59,998 shares in 1995, 66,609 shares in 1994 and 53,342 shares in 1993. The remaining unallocated shares at Dec. 31, 1995, will be released for allocation annually through Jan. 31, 2005.

Postretirement Benefits Other Than Pension - We provide certain health care and life insurance benefits for retired U.S. employees and their eligible dependents. We currently anticipate that most of our employees will become eligible for these benefits if they retire while working for us. The cost of these benefits is shared with the retiree. The benefits are generally provided through our employee benefits trust, to which periodic contributions are made to cover benefits paid during the year. We accrue postretirement benefits expense during the period of the employee's service.

 The following table details the components of the net periodic postretirement benefits cost:

(In thousands)
Year ended December 31                   1995        1994         1993
                                         ----        ----         ----
Service cost - benefits attributed
 to service during the year           $ 3,654     $ 5,089     $  4,227
Interest cost on accumulated
 postretirement benefits
 obligation                             9,664       9,645        8,699
Actual return on plan assets           (2,677)        320         (686)
Net amortization and deferral           1,196      (1,448)        (590)
                                       ------      ------       ------
  Net periodic postretire-
   ment benefits cost                 $11,837     $13,606      $11,650
                                       ======      ======       ======

The following table summarizes the funded status of the plan.

(In thousands)
December 31                                        1995           1994
                                                   ----           ----
Accumulated postretirement
 benefits obligation:
  Retirees                                    $  81,533      $  66,350
  Fully eligible active plan participants         8,205          7,174
  Other active plan participants                 49,237         33,822
                                                -------        -------
   Subtotal                                     138,975        107,346
Plan assets at fair value                        16,430         13,753
                                                -------        -------
 Assets less than accumulated
  postretirement benefits obligation            122,545         93,593
Unrecognized net gain (loss)                     (6,098)        16,398
Unrecognized prior service cost                   4,664          5,017
                                                -------        -------
 Accrued postretirement benefits
  cost recorded on the balance sheet           $121,111       $115,008
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

                                  1995      1994      1993      1992
                                  ----      ----      ----      ----
Discount rate                     7.00%     8.50%     7.00%     7.75%
Rate of increase
 in compensation                  3.75      5.00      4.25      5.50
Expected rate of return
 on plan assets                   8.00      8.00      7.50      7.50

 A health care inflation rate of 8% was assumed to change to 7.5% in 1996, decrease annually to 5% in 2002 and then remain at that level. This inflation rate assumption has a significant impact on the health care portion of the postretirement benefits. For example, a 1% increase in this rate would have increased the accumulated postretirement benefits obligation at Dec. 31, 1995, by $16.9 million and the 1995 periodic benefits cost by $2.4 million.


Note 10
STOCK OPTION AND OTHER INCENTIVE PLANS

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

 Approximately 3,330,000 shares remained at year-end for grant under the 1994 plan, of which approximately 770,000 may be granted as restricted shares.

 We also have separate stock option plans for certain employees of our non-U.S. operations. Most of the options granted under these plans were priced at the market price of our common stock on the grant date. Generally, they can be exercised from three to 10 years after the grant date. Approximately 590,000 option shares remained available at year-end for future grants under our non-U.S. plans.

 Information concerning our U.S. and non-U.S. stock option plans is in the following table:

                                                             Number of
                                           Option Price         Option
(Shares)                                      Per Share         Shares
                                           ------------      ---------
Outstanding Jan. 1, 1993                 $  9.95 - 38.50     3,177,618
Granted                                    38.25 - 47.88       378,908
Canceled                                   12.98 - 37.07       (42,594)
Exercised                                   9.95 - 40.07      (566,224)
                                           -------------     ---------
Outstanding Dec. 31, 1993                   9.95 - 47.88     2,947,708
Granted                                    31.55 - 47.88       661,783
Canceled                                   21.75 - 47.88       (41,953)
Exercised                                   9.95 - 47.88      (297,293)
                                           -------------     ---------
Outstanding Dec. 31, 1994                  21.25 - 47.88     3,270,245
Granted                                    48.13 - 52.75       719,513
Canceled                                   21.75 - 47.88       (12,955)
Exercised                                  21.25 - 43.19      (504,803)
                                           -------------     ---------
Outstanding Dec. 31, 1995                $ 21.25 - 52.75     3,472,000
                                           =============     =========
Exercisable Dec. 31, 1995                $ 21.25 - 46.63     2,480,918
                                           =============     =========

Note 11
COMMITMENTS AND CONTINGENCIES

Investment Commitments - We have long-term commitments to fund venture capital and real estate investments totaling $71.4 million as of Dec. 31, 1995. We estimate these commitments will be paid as follows: $32.5 million in 1996; $21.9 million in 1997; $11.6 million in 1998; $5.4 million in 1999.

Lease Commitments - A portion of our business activities is carried on in rented premises. We also enter into leases for equipment, such as office machines and computers. Our total rental expense was $64.4 million in 1995, $69.6 million in 1994 and $74.9 million in 1993.

 Certain leases are noncancelable, and we would remain responsible for payment even if we stopped using the space or equipment. On Dec. 31, 1995, the minimum annual rents for which we would be liable under these types of leases are as follows: $63.3 million in 1996, $55.4 million in 1997, $49.2 million in 1998, $43.0 million in 1999, $31.1 million in 2000 and $122.1 million thereafter.

Legal Matters - In the ordinary course of conducting business, we and some of our subsidiaries have been named as defendants in various lawsuits. Some of these lawsuits attempt to establish liability under insurance contracts issued by our underwriting operations. Plaintiffs in these lawsuits are asking for money damages or to have the court direct the activities of our operations in certain ways.

 Although it is possible that the settlement of a contingency may be material to our results of operations and liquidity in the period in which the settlement occurs, we believe that the total amounts that we and our subsidiaries will ultimately have to pay in all of these lawsuits will have no material effect on our overall financial position. For further discussion see "Legal Matters" in Management's Discussion and Analysis on page 34.


Note 12
ACQUISITIONS

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

 In addition, Minet has acquired specialty brokerage companies in various locations throughout the world. The cost of these companies, net of cash acquired, totaled $51.7 million in 1995, $18.7 million in 1994 and $48.9 million in 1993.

 All of these acquisitions were accounted for as purchases. As a result, the acquired companies' results were included in our consolidated results from the date of purchase. Consolidated results would not have been materially different had these acquisitions been completed at the beginning of 1993.

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

 We report balances pertaining to reinsurance transactions "gross" on the balance sheet, meaning that reinsurance recoverables on unpaid losses and ceded unearned premiums are not deducted from insurance reserves but are recorded as assets.

 The largest concentration (approximately 16%) of our total reinsurance recoverables and ceded unearned premiums was with General Reinsurance Corporation. That company is rated "A++" by A.M. Best, "Aaa" by Moody's and "AAA" by Standard & Poor's for its property-liability insurance claims-paying ability.

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

(In thousands)
Year ended December 31                   1995        1994         1993
                                         ----        ----         ----
PREMIUMS WRITTEN
Direct                             $3,825,517  $3,491,466   $3,053,532
Assumed                             1,030,331     745,810      686,557
Ceded                                (612,635)   (614,250)    (561,544)
                                    ---------   ---------    ---------
 Net premiums written              $4,243,213  $3,623,026   $3,178,545
                                    =========   =========    =========
PREMIUMS EARNED
Direct                             $3,678,190  $3,296,215   $3,021,203
Assumed                               934,490     709,987      680,626
Ceded                                (641,351)   (594,121)    (523,491)
                                    ---------   ---------    ---------
 Net premiums earned               $3,971,329  $3,412,081   $3,178,338
                                    =========   =========    =========
INSURANCE LOSSES AND
LOSS ADJUSTMENT EXPENSES
Direct                             $2,926,261  $2,245,796   $1,968,839
Assumed                               743,740     595,492      721,141
Ceded                                (805,694)   (379,590)    (386,242)
                                    ---------   ---------    ---------
 Net insurance losses and
  loss adjustment expenses         $2,864,307  $2,461,698   $2,303,738
                                    =========   =========    =========

Note 14
STATUTORY ACCOUNTING PRACTICES

Our underwriting operations are required to file financial statements with state and foreign regulatory authorities. The accounting principles used to prepare these statutory financial statements follow prescribed accounting principles, which differ from GAAP. On a statutory accounting basis, our underwriting operations reported net income of $476.3 million in 1995, $285.3 million in 1994, and $441.1 million in 1993. Statutory surplus (shareholder's equity) of these operations was $2.5 billion and $1.9 billion as of Dec. 31, 1995 and 1994, respectively.


Note 15
SEGMENT INFORMATION


Geographic Areas - We provide international broking services and property-liability insurance coverages. The following summary presents financial data based on the location of our operations:

(In thousands)
Year ended December 31                   1995        1994         1993
                                         ----        ----         ----
REVENUES
U.S.                              $ 4,567,436 $ 4,071,932  $ 3,875,545
Non-U.S.                              842,194     629,353      584,627
                                    ---------   ---------    ---------
 Total revenues                   $ 5,409,630 $ 4,701,285  $ 4,460,172
                                    =========   =========    =========

INCOME (LOSS)
BEFORE INCOME TAXES
U.S.                                $ 706,741   $ 520,983    $ 559,512
Non-U.S.                              (50,508)     42,595      (36,906)
                                    ---------   ---------    ---------
 Total income
  before income taxes               $ 656,233   $ 563,578    $ 522,606
                                     ========    ========     ========

(In thousands)
December 31                              1995        1994         1993
                                         ----        ----         ----
IDENTIFIABLE ASSETS
U.S.                              $16,113,823 $14,716,603  $14,703,637
Non-U.S.                            3,542,679   2,779,217    2,445,559
                                    ---------   ---------    ---------
 Total assets                     $19,656,502 $17,495,820  $17,149,196
                                    =========   =========    =========

Industry - Our industry segments consist of underwriting, insurance brokerage and investment banking-asset management. The summary on the next page presents revenues, income (loss) before income taxes and identifiable assets for each industry segment. Each segment's revenues and pretax income (loss) include investment income. The insurance brokerage segment's fees and commissions include intercompany commissions that are eliminated when we consolidate our operations.

(In thousands)
Year ended December 31                   1995        1994         1993
                                         ----        ----         ----
REVENUES
Underwriting:
 St. Paul Fire and Marine:
  Specialized Commercial           $1,230,790  $1,015,397   $1,011,439
  Personal Insurance                  655,347     619,414      360,305
  Medical Services                    605,468     638,413      688,980
  Commercial                          587,016     498,543      543,894
                                    ---------   ---------    ---------
   Total St. Paul Fire and Marine   3,078,621   2,771,767    2,604,618
 St. Paul Re                          654,981     483,368      395,008
 International Underwriting           237,727     156,946      178,712
                                    ---------   ---------    ---------
   Total premiums earned            3,971,329   3,412,081    3,178,338
 Net investment income                731,096     674,818      646,396
 Realized investment gains             74,403      35,967       49,429
 Other                                 37,282      29,053       31,723
                                    ---------   ---------    ---------
   Total underwriting               4,814,110   4,151,919    3,905,886
                                    ---------   ---------    ---------
Insurance brokerage:
 Fees and commissions                 322,961     315,977      294,579
 Net investment income                 30,700      21,322       21,213
 Other                                 12,219       8,377        4,725
                                    ---------   ---------    ---------
   Total insurance brokerage          365,880     345,676      320,517
                                    ---------   ---------    ---------
Investment banking-asset management   236,230     220,303      245,732
                                    ---------   ---------    ---------
   Total industry segments          5,416,220   4,717,898    4,472,135
Parent company and
  consolidating eliminations           (6,590)    (16,613)     (11,963)
                                    ---------   ---------    ---------
   Total revenues                  $5,409,630  $4,701,285   $4,460,172
                                    =========   =========    =========

INCOME (LOSS) BEFORE INCOME TAXES
UNDERWRITING:
 St. Paul Fire and Marine:
  Specialized Commercial            $(124,078)   $(89,116)   $(116,126)
  Personal Insurance                  (33,000)    (26,315)     (15,314)
  Medical Services                     76,399     118,379      132,922
  Commercial                           (3,668)    (62,988)     (70,836)
                                    ---------   ---------    ---------
   Total St. Paul Fire and Marine     (84,347)    (60,040)     (69,354)
 St. Paul Re                            4,490     (21,802)     (18,230)
 International Underwriting           (23,188)    (31,166)     (62,671)
                                    ---------   ---------    ---------
   Total GAAP underwriting result    (103,045)   (113,008)    (150,255)
 Net investment income                731,096     674,818      646,396
 Realized investment gains             74,403      35,967       49,429
 Other                                (50,542)    (37,068)     (38,389)
                                    ---------   ---------    ---------
   Total underwriting                 651,912     560,709      507,181
                                    ---------   ---------    ---------
Insurance brokerage                   (13,092)     (9,947)     (12,629)
                                    ---------   ---------    ---------
Investment banking-asset management:
 Pretax income before
  minority interest                   113,770      94,635      111,663
 Minority interest                    (25,573)    (22,777)     (29,076)
                                    ---------   ---------    ---------
   Total investment banking-
    asset management                   88,197      71,858       82,587
                                    ---------   ---------    ---------
   Total industry segments            727,017     622,620      577,139
Parent company and
  consolidating eliminations          (70,784)    (59,042)     (54,533)
                                    ---------   ---------    ---------
   Total income before income taxes  $656,233    $563,578     $522,606
                                    =========   =========    =========

(In thousands)
 December 31                             1995        1994         1993
                                         ----        ----         ----
IDENTIFIABLE ASSETS
Underwriting                      $17,541,329 $15,397,173  $15,144,260
Insurance brokerage                 1,590,464   1,738,060    1,616,574
Investment banking-
  asset management                    402,512     348,847      410,764
                                    ---------   ---------    ---------
   Total industry segments         19,534,305  17,484,080   17,171,598
Parent company and
  consolidating eliminations          122,197      11,740      (22,402)
                                    ---------   ---------    ---------
   Total assets                   $19,656,502 $17,495,820  $17,149,196
                                   ==========  ==========   ==========


Note 16
QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is an unaudited summary of our quarterly results for the last three years.

                                First       Second       Third       Fourth
(In thousands)                Quarter      Quarter     Quarter      Quarter
                              -------      -------     -------      -------
1995
Revenues                   $1,267,459   $1,330,728  $1,364,866   $1,446,577
Net income                    110,596      112,967     142,399      155,247
Net income per common share:
 Primary                         1.27         1.30        1.64         1.78
 Fully diluted                   1.23         1.24        1.54         1.67


                                First       Second       Third       Fourth
(In thousands)                Quarter      Quarter     Quarter      Quarter
                              -------      -------     -------      -------
1994
Revenues                   $1,163,775   $1,165,149  $1,199,068   $1,173,293
Net income                     64,437      127,762     129,808      120,821
Net income per common share:
 Primary                         0.73         1.49        1.51         1.40
 Fully diluted                   0.71         1.43        1.45         1.35


                                First       Second       Third       Fourth
(In thousands)                Quarter      Quarter     Quarter      Quarter
                              -------      -------     -------      -------
1993
Revenues                   $1,114,028   $1,069,338  $1,104,975   $1,171,831
Net income                     88,031      108,497     141,388       89,693
Net income per common share:
 Primary                         1.01         1.25        1.63         1.02
 Fully diluted                   0.98         1.21        1.57         0.99

Item 5.  MARKET FOR THE REGISTRANT'S COMMON EQUITY
         AND RELATED STOCKHOLDER MATTERS
         -----------------------------------------

Shareholder Information

Stock Trading

The company's stock is traded nationally on the New York Stock
Exchange, where it is assigned the symbol SPC. The stock is also listed on the London Stock Exchange under the symbol SPA. The number of holders of record, including individual owners, of our common stock was 7,652 as of March 1, 1996.

Options on the company's stock trade on the Chicago Board Options
Exchange under the symbol SPQ.

Stock Price and Dividend Rate

The table below sets forth the amount of cash dividends declared per share and the high and low closing sales prices of company stock for each quarter during the past two years. All amounts presented reflect the effect of a two-for-one stock split in 1994.

                                                           Cash
                                                       Dividend
1995                         High           Low        Declared
----                         ----           ---        --------
First Quarter             $50 3/4       $43 5/8           $0.40
Second Quarter             51 1/2        48                0.40
Third Quarter              58 3/8        46 3/8            0.40
Fourth Quarter             59 1/4        50                0.40

Cash dividend paid in 1995 was $1.58.


                                                           Cash
                                                       Dividend
1994                         High           Low        Declared
----                         ----           ---        --------
First Quarter             $44 3/8     $38 13/16          $0.375
Second Quarter           41 11/16        37 7/8           0.375
Third Quarter              44 1/2        39 1/2           0.375
Fourth Quarter             45 1/8        40               0.375

Cash dividend paid in 1994 was $1.48.