Form 10-K405, Exhibit 13
period 1996-12-31
ST PAUL COMPANIES INC /MN/
filed 1997-03-26
CIK 86312

ITEM 7.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
         FINANCIAL CONDITION AND RESULTS OF OPERATIONS
         ---------------------------------------------

Management's Discussion and Analysis

The St. Paul Companies

INVESTMENT GAINS PUSH PRETAX INCOME TO NEW HIGH;
COMMITMENT TO SELL MINET LOWERS NET INCOME IN 1996


The St. Paul's pretax income from continuing operations grew to a new high of $699 million in 1996. Pretax realized investment gains of $219 million, a record amount for The St. Paul, mitigated the impact of the second-most severe catastrophe experience in our history. Our investment banking-asset management operation, The John Nuveen
Company, recorded its second consecutive year of record earnings amid challenging conditions in the municipal bond market. After several years of unsatisfactory results from Minet, we decided in 1996 to exit the insurance brokerage business and dispose of all of our brokerage operations. As a result, Minet is classified as a discontinued operation, and we've restated 1995 and 1994 results to be consistent with our 1996 presentation.

(GRAPHIC IMAGE NO. 1 - SEE APPENDIX)

 The 1996 loss from discontinued operations, which included an $89 million after-tax provision for loss on disposal of Minet, pushed net income down to $450 million, 14% lower than 1995 net income of $521 million.

 The following table summarizes our results for each of the last three years:

(In millions)                                   Year ended December 31
                                                ----------------------
                                                1996     1995     1994
                                                ----     ----     ----
Pretax income (loss):
 Underwriting                                   $686     $652     $561
 Investment banking-asset management              92       88       72
 Parent company and consolidating eliminations   (79)     (71)     (59)
                                                ----     ----     ----
  Pretax income from continuing operations       699      669      574
Income tax expense                               141      131      114
                                                ----     ----     ----
  Income from continuing operations              558      538      460
Loss from discontinued operations, net of taxes (108)     (17)     (17)
                                                ----     ----     ----
  Net income                                    $450     $521     $443
                                                ====     ====     ====
  Per share                                    $4.93    $5.68    $4.93
                                                ====     ====     ====

 In 1995, earned premium growth, reduced expense levels and strong investment returns in our underwriting segment drove pretax income from continuing operations to $669 million, 17% higher than equivalent 1994 income of $574 million. The John Nuveen Company also contributed to our strong results in 1995.

 After-tax operating earnings from continuing operations, which exclude realized investment gains, totaled $415 million in 1996, compared with earnings of $481 million and $431 million in 1995 and 1994, respectively.

 Common shareholders' equity at the end of 1996 stood at $4 billion, which translated into a book value per common share of $47.93.

 The following table summarizes the source of our consolidated revenues for the last three years:

(In millions)                            Year ended December 31
                                         ----------------------
                                         1996     1995     1994
                                         ----     ----     ----
Revenues:
 Premiums earned                       $4,448   $3,971   $3,412
 Net investment income                    807      741      673
 Investment banking-asset management      220      221      212
 Realized investment gains                219       85       42
 Other                                     40       38       29
                                        -----    -----    -----
  Total revenues                       $5,734   $5,056   $4,368
                                        =====    =====    =====
  Change from prior year                   13%      16%       5%
                                        =====    =====    =====

 Earned premium growth of 12% in 1996 was centered in our reinsurance operation, St. Paul Re, and in our commercial underwriting operations. Our acquisition of Northbrook Holdings, Inc. and its three commercial underwriting companies (Northbrook) accounted for $214 million of incremental earned premiums in 1996. The additional increase in 1996 was more a reflection of the residual effect of strong written premium growth in 1995 than a significant increase in 1996 volume. Nuveen's revenues in 1996 were level with 1995, but Nuveen succeeded in reducing expenses, and the result was a second year of record earnings. The majority of 1996 realized investment gains originated from sales of venture capital investments and equity securities.

(GRAPHIC IMAGE NO. 2 - SEE APPENDIX)

 In 1995, revenue growth was driven by an increase in earned premiums, resulting from new business in our commercial underwriting operations and at St. Paul Re, chiefly due to business acquired from Cigna Corporation. Our other underwriting business centers also experienced strong growth in premium revenues in 1995.

 In the following pages, we take a more detailed look at 1996 results for our underwriting and investment banking-asset management business segments. We underwrite property-liability insurance through our Worldwide Insurance Operations organization, which includes St. Paul Fire and Marine, our U.S. underwriting operation, and St. Paul International Underwriting. We also underwrite reinsurance through St. Paul Re. We are involved in the investment banking-asset management industry through our 78% ownership interest in The John Nuveen Company, based in Chicago.

SEVERE CATASTROPHE LOSSES, COMPETITIVE MARKETS
TAKE TOLL ON UNDERWRITING RESULTS


1996 was characterized by very competitive conditions in virtually all property-liability insurance and reinsurance markets worldwide. In that environment, our efforts in 1996 were focused on maintaining our premium volume without compromising profitability.

 Written premiums of $4.40 billion in 1996 were $153 million, or 4%, higher than 1995 premium volume of $4.24 billion. On July 31, 1996, we acquired Northbrook from Allstate Insurance Company for approximately $190 million. Our written premium growth in 1996 was largely due to $140 million of volume from Northbrook. Medical Services experienced an $88 million decline in premiums in 1996, which was substantially offset by premium increases in Personal Insurance and St. Paul Re.

 In 1995, written premiums grew 17% over 1994 volume of $3.62 billion. Premium growth in Fire and Marine was centered in the Specialized Commercial and Commercial operations. At St. Paul Re, the impact of business acquired from Cigna Corporation in late 1994 and other new business resulted in a $200 million increase in premium volume over 1994. We also retained more (reinsured less) of the business in many of our underwriting operations in 1995, which was another factor in companywide net premium growth.

 Our underwriting results in 1996 were dominated by catastrophe losses of $207 million. In our history, that total was second only to the $305 million of losses we incurred during 1992 - the Hurricane Andrew year. 1996 was an unusually active year for weather-related insured damage. The catastrophes that impacted us in 1996 included a blizzard on the East Coast; numerous spring and summer storms in the Midwest; flooding in western and southwestern states; and several hurricanes, including Hurricane Fran. An increase in noncatastrophe, but weather-related, loss experience in Personal Insurance was also a major contributing factor to the deterioration in our 1996 underwriting result.

(GRAPHIC IMAGE NO. 3 - SEE APPENDIX)

 The following table isolates the impact of catastrophe losses on our consolidated GAAP underwriting results and combined ratios for the last three years (premiums have not been adjusted). With our current mix of business, we believe our catastrophe experience should fall between 2.5 and 3.5 points of earned premium in a "normal" year. As the table indicates, our 1996 experience was well outside of that range.

 (Dollars in millions)                         Year ended December 31
                                               ----------------------
                                               1996     1995     1994
                                               ----     ----     ----
Actual:
 GAAP underwriting loss                       $(216)   $(103)   $(113)
 Combined ratio                               105.5    101.8    102.3
Adjustment:
 Catastrophe losses                           $(207)   $(124)   $(105)
 Impact on combined ratio                       4.6      3.1      3.1
                                              -----    -----    -----
Excluding catastrophe losses:
 GAAP underwriting result                     $  (9)   $  21    $  (8)
 Combined ratio                               100.9     98.7     99.2
                                              =====    =====    =====

 Our combined ratio (the combination of a loss ratio and an expense ratio) of 105.5 in 1996 slipped from 1995's 101.8. The loss ratio, which measures losses and loss adjustment expenses as a percentage of earned premiums, was 2.5 points worse than 1995. The expense ratio, which measures underwriting expenses as a percentage of written premiums, edged up to 30.9 in 1996, reflecting a decline in the written premium growth rate in 1996 and additional expenses associated with Northbrook integration efforts. Our expense ratio in 1995 was 29.7.

 Despite the severity of underwriting losses in 1996, pretax earnings in our underwriting segment grew to $686 million, 5% ahead of comparable 1995 earnings of $652 million. Pretax gains from the sale of investments totaled $209 million in 1996, nearly three times the 1995 total of $74 million. In addition, investment income generated by our portfolio in 1996 increased by $64 million over 1995, approximately $25 million of which was incremental investment income resulting from the Northbrook acquisition.

 In 1995, underwriting pretax earnings were 16% higher than comparable 1994 earnings of $561 million, primarily due to an improvement in noncatastrophe underwriting results and an 8% increase in investment income. Our loss ratio in 1995 was level with 1994, but the expense ratio improved by one-half point.

Underwriting Outlook for 1997 - We do not anticipate any significant improvement in property-liability market conditions in 1997. As a result, we will focus on maintaining a satisfactory combined ratio while striving to identify profitable new market niches, particularly in our commercial operations. Improving our Personal Insurance results will be a top priority, as will maintaining Medical Services' market leadership position. We anticipate completing the full integration of Northbrook into our existing operations in 1997. We expect our International
Underwriting operations to grow more rapidly in 1997 as we pursue new opportunities in emerging markets around the world.

(GRAPHIC IMAGE NO. 4 - SEE APPENDIX)

(PHOTO IMAGE NO. 1 - SEE APPENDIX)

Underwriting Results by Operation - The following table summarizes written premiums, underwriting results and combined ratios for each of our underwriting operations for the last three years. The table reflects the reporting format of our underwriting operations in 1996. Following the table, we take a closer look at each operation's 1996 results and look ahead to 1997.

(Dollars in millions)         % of 1996         Year ended December 31
                                Written         ----------------------
                               Premiums        1996      1995      1994
                                               ----      ----      ----
Worldwide Insurance Operations
St. Paul Fire and Marine
Specialized Commercial
 Written premiums                   29%     $ 1,279   $ 1,304   $ 1,086
 Underwriting result                        $    49   $  (124)  $   (89)
 Combined ratio                                96.2     109.0     107.1

Commercial
 Written premiums                   18%     $   778   $   618   $   530
 Underwriting result                        $   (60)  $    (3)  $   (63)
 Combined ratio                               109.9      99.6     111.7

Personal Insurance
 Written premiums                   17%     $   725   $   673   $   635
 Underwriting result                        $  (202)  $   (33)  $   (26)
 Combined ratio                               128.2     104.6     103.9

Medical Services
 Written premiums                   13%        $586   $   674   $   690
 Underwriting result                           $ 55   $    76   $   118
 Combined ratio                                91.8      86.6      80.3
                                             ------    ------    ------
Total St. Paul Fire and Marine
Written premiums                    77%     $ 3,368  $  3,269   $ 2,941
Underwriting result                         $  (158) $    (84)  $   (60)
Combined ratio                                105.3     101.8     101.0

St. Paul International Underwriting
Written premiums                     6%     $   267  $    261   $   169
Underwriting result                         $   (21) $    (23)  $   (31)
Combined ratio                                108.1     109.4     117.6
                                             ------    ------    ------
Total Worldwide Insurance Operations
Written premiums                    83%     $ 3,635  $  3,530   $ 3,110
Underwriting result                         $  (179) $   (107)  $   (91)
Combined ratio                                105.5     102.4     101.9

St. Paul Re
Written premiums                    17%     $   761  $    713   $   513
Underwriting result                         $   (37) $      4   $   (22)
Combined ratio                                105.3      99.1     105.1
                                             ------    ------    ------
Total Underwriting
Written premiums                   100%     $ 4,396  $  4,243   $ 3,623
Underwriting result                         $  (216) $   (103)  $  (113)
                                             ======    ======    ======
Combined ratio:
 Loss and loss expense ratio                   74.6      72.1      72.1
 Underwriting expense ratio                    30.9      29.7      30.2
                                             ------    ------    ------
 Combined ratio                               105.5     101.8     102.3
                                             ======    ======    ======
Combined ratio including
  policyholders' dividends                    105.7     102.0     102.3
                                             ======    ======    ======

Amounts are on a GAAP basis, except for combined ratios, which are not derived from our GAAP financial statements.

(GRAPHIC IMAGE NO. 5 - SEE APPENDIX)

(PHOTO IMAGE NO. 2 - SEE APPENDIX)

WORLDWIDE INSURANCE OPERATIONS
St. Paul Fire and Marine

St. Paul Fire and Marine is our U.S. insurance underwriting operation, which underwrites property-liability insurance and provides insurance-related products and services to commercial, professional and individual customers. Fire and Marine utilizes a network of independent insurance agents and brokers to deliver its insurance products.

 Fire and Marine ranked as the 14th-largest U.S. property-liability underwriter based on 1995 premium volume. Its Medical Services operation ranked as the largest medical liability insurance underwriter in the United States.

(PHOTO IMAGE NO. 3 - SEE APPENDIX)

St. Paul Fire and Marine
Specialized Commercial
----------------------

Specialized Commercial is composed of Custom Markets, which serves specific commercial customer segments (Financial and Professional
Services, Ocean Marine, Public Sector Services, Surplus Lines and
Technology), and Major Markets, which provides specialized products and services for targeted industry groups (Construction, Surety, Manufacturing, Service Industries, National Programs and Transportation). The results of our Special Property operation and our participation in insurance pools are also included here.

Premiums - Written premiums in 1996 totaled $1.28 billion, down slightly from last year's volume of $1.30 billion. New business in Financial and Professional Services, Surety, Public Sector and Ocean Marine offset a decline in Construction and Technology volume resulting from competitive market conditions. After several years of unsatisfactory results, we withdrew from several insurance pool arrangements in 1996, which negatively impacted Specialized Commercial premium volume by $47 million in 1996.

(PHOTO IMAGE NO. 4 - SEE APPENDIX)

(PHOTO IMAGE NO. 5 - SEE APPENDIX)

Underwriting Result - Specialized Commercial's underwriting profit of
$49 million in 1996 represented a significant turnaround from a loss of $124 million in 1995. Our withdrawal from several insurance pools that experienced severe losses in 1995 was the primary cause of the improvement in 1996 results. Pool results in 1995 were also adversely impacted by reserve reallocations relating to asbestos and environmental losses. Financial and Professional Services and Surety posted particularly strong results in 1996. Results in our Technology operation were $13 million worse than 1995, due to less favorable loss experience.

 We experienced strong premium growth in 1995, and stated then that we had not relaxed our underwriting standards for the sake of growth. The strong improvement in our core Specialized Commercial underwriting results in 1996 reflects our success in identifying and capitalizing on profitable new business opportunities in the comparatively more favorable market conditions of 1995.

1995 vs. 1994 - New business initiatives during 1995 in Specialized Commercial operations fueled a 20% increase in premium volume over 1994, as we obtained a substantial amount of new business and retained a greater portion of that business. Specialized Commercial's underwriting loss in 1995 was $35 million worse than 1994's loss of $89 million, due to a net provision of $31 million for environmental and asbestos losses on certain business written prior to 1980, and an increase in losses from our participation in insurance pools. Those losses masked significant underlying improvement in our Construction and Technology business sectors.

Outlook for 1997 - We do not anticipate appreciable premium growth in 1997 due to unfavorable conditions in most of the markets served by Specialized Commercial. We will focus on maintaining current levels of volume and profitability while continuing to pursue our successful strategy of identifying and developing insurance products for newly emerging niches in the commercial marketplace.

(SIDEBAR CAPSULE NO. 1 - SEE APPENDIX)

(PHOTO IMAGE NO. 6 - SEE APPENDIX)

St. Paul Fire and Marine
Commercial
------------------------

Commercial provides property and liability insurance to small to midsized commercial enterprises. Business coverages marketed include fire, inland marine, general liability, workers' compensation, commercial auto and umbrella excess liability. Commercial offers tailored coverages and insurance products for specific customer groups, such as museums, golf courses, colleges and schools, manufacturers, wholesalers and processors. The small-commercial product line includes our Package Accounts for Commercial Enterprises
(PACE) policies for individuals, groups or franchise operations, including offices, retailers and family restaurants.

Premiums - Premium volume in 1996 increased $160 million, or 26%, over 1995. Our acquisition of Northbrook in July provided $140 million of incremental written premiums in 1996. Fiercely competitive conditions in the small and midsized commercial markets in 1996 resulted in downward pressure on rates, making it very difficult to achieve real premium growth without sacrificing quality in our book of business. In that environment, we focused on maintaining a favorable business mix in 1996. The historically profitable general liability and commercial auto lines comprised almost half of our Commercial product mix, while the more volatile workers' compensation line accounted for just 10% of our business.

Underwriting Result - Commercial's underwriting loss of $60 million in 1996 deteriorated significantly from 1995's loss of $3 million. Catastrophe losses of $56 million and underwriting losses of $27 million from Northbrook dominated 1996 results. Catastrophe losses in 1995 totaled $30 million. Expenses associated with our initial Northbrook integration efforts caused the expense ratio to increase to
35.9 in 1996; excluding the Northbrook effect, the expense ratio improved nearly a point from 1995. We expect the Northbrook business to positively contribute to our results in 1997 as we selectively reunderwrite the book of business we acquired.

1995 vs. 1994 - Commercial premiums in 1995 grew 17% over 1994 volume of $530 million, driven by new business across a wide spectrum of commercial coverages and higher retention levels. Improved loss experience in general liability and a reduction in workers' compensation losses in several states were the major factors contributing to Commercial's $60 million improvement in underwriting results in 1995. Expense savings also played a role in the 1995 results, as evidenced by a more than three-point improvement in the expense ratio.

Outlook for 1997 - We anticipate that competition from other commercial carriers will remain intense during the coming year. We expect slow growth in Commercial's core book of business as we selectively target and price new accounts. However, the incremental impact of Northbrook should result in significant premium growth overall. Over time, Northbrook integration efforts should result in a reduced expense ratio. In 1997, training costs will increase. We'll continue to develop an operationally efficient model for servicing small commercial accounts.

(SIDEBAR CAPSULE NO. 2 - SEE APPENDIX)

(PHOTO IMAGE NO. 7 - SEE APPENDIX)

(PHOTO IMAGE NO. 8 - SEE APPENDIX)

St. Paul Fire and Marine
Personal Insurance
------------------------

Personal Insurance provides property-liability insurance coverage for individuals. Through a variety of monoline and package policies, individuals can acquire coverages for personal property, such as homes, autos and boats, and for personal liability.

Premiums - Written premiums of $725 million in 1996 were 8% higher than 1995 volume of $673 million. The increase resulted primarily from new business in our two package products - PAK II and Combo - which accounted for $43 million of premium growth in 1996.

Underwriting Result - The Personal Insurance underwriting loss of $202 million in 1996 was significantly worse than 1995's loss of $33 million. In 1996, results were severely impacted by an increase in the severity of noncatastrophe, but weather-related, losses on current-year business and adverse development on prior-year business. Catastrophe losses of $74 million were $54 million higher than last year, another major factor in the 1996 loss.

1995 vs. 1994 - New business in our PAK II line was the major factor in the 1995 increase of 6% in premiums over 1994. The Personal Insurance underwriting loss in 1995 was $7 million worse than 1994's loss of $26 million, due to a deterioration in loss experience for several monoline coverages. Catastrophe losses in 1995 were $6 million less than in 1994.

Outlook for 1997 - We have launched an aggressive 1997 operational plan aimed at turning around Personal Insurance's poor financial performance in 1996. We are pursuing several corrective actions that we believe will significantly improve our combined ratio in 1997. These measures include improving the quality of our book of business, implementing effective pricing strategies, increasing the efficiency of claim handling and reducing expenses.

(SIDEBAR CAPSULE NO. 3 - SEE APPENDIX)

(PHOTO IMAGE NO. 9 - SEE APPENDIX)

St. Paul Fire and Marine
Medical Services
------------------------

Medical Services offers medical professional liability, property and general liability insurance to the health care delivery system. Products include coverages for health care professionals (physicians and surgeons, dental professionals and nurses), individual health care facilities (including hospitals, long-term care facilities and other facilities, such as laboratories), and entire systems, such as hospital networks and managed care systems. Specialized claim and loss control services are vital components of Medical Services' insurance products. Medical Services underwrites through three major business lines - Health Care Professionals, Health Care Facilities and Major Accounts.

Premiums - Written premiums of $586 million in 1996 were down $88 million, or 13%, from 1995 premiums of $674 million. The decline in premiums was largely due to our mid-1995 transition to annual policy terms for a portion of our business, which essentially resulted in a one-time phenomenon in which 18 months of premiums for about half of our physicians and surgeons book of business were recorded during 1995. Very competitive conditions in the medical liability marketplace, which negatively impacted pricing on existing business and opportunities for new business, were also a contributing factor to the decline in premiums in 1996. Premium volume in Major Accounts and Health Care Facilities was virtually level with 1995. Despite the decline in 1996 premiums, we are holding our own in terms of market share, with the number of hospital beds and doctors insured slightly above 1995 levels.

Underwriting Result - Medical Services posted an underwriting profit of $55 million in 1996, down from the 1995 profit of $76 million. The trend of declining underwriting profits over the last several years is the result of a sustained period of flat pricing coupled with the diminishing impact of favorable development on loss reserves established in prior years. The Health Care Professionals line, which has been most severely impacted by competitive market pressures, experienced a $23 million decline in underwriting profits in 1996. Medical Services nonetheless continued to produce strong results amid the market challenges it faces - the 1996 result represented its eighth consecutive annual underwriting profit.

1995 vs. 1994 - Written premiums in 1995 declined 2% from 1994, reflecting intense competition in the medical liability marketplace and an industrywide trend toward higher levels of self-insured retentions on large accounts. Medical Services' 1995 underwriting profit declined $42 million from 1994's profit of $118 million, due to a reduction in the extent of favorable development on previously established loss reserves.

Outlook for 1997 - The trends of flat pricing and the diminishing impact of favorable developments with respect to loss reserves established in prior years are expected to continue in 1997. We anticipate continued profitability, although our combined ration will continue to edge higher as the extent of favorable prior-year loss development diminishes. We expect competitive market conditions to persist in 1997, hindering our ability to achieve significant premium growth.
Our capability to serve the sophisticated risk-transfer needs of large national and regional health care entities should serve us well as we keep pace with the evolving health care delivery system. We will also increase our emphasis on new product development and introductions in 1997 as we strive to maintain our leadership position in the medical liability market.

(SIDEBAR CAPSULE NO. 4 - SEE APPENDIX)

(PHOTO IMAGE NO. 10 - SEE APPENDIX)

WORLDWIDE INSURANCE OPERATIONS
St. Paul International Underwriting
-----------------------------------

International includes most insurance written outside the United
States. We have a presence as a licensed insurance company in nine countries in Europe, Africa, Latin America and in Canada. Our participation in
Lloyd's of London as an investor and as the owner of two managing agencies is also a part of our International operations, as is the arrangement of insurance programs for multinational clients. International offers a range of commercial and personal products and services tailored to meet the unique needs of international customers.

Premiums - Written premiums in 1996 of $267 million grew 3% over 1995 premium volume of $261 million. Much like our U.S. markets, international property-liability insurance markets are experiencing competitive conditions, hindering premium growth opportunities. Premiums generated by our subsidiary Camperdown Corporation, our vehicle for writing primary business through Lloyd's of London, increased 9% in 1996. We also recorded premiums of $6 million from our newly acquired operation in Argentina.

Underwriting Result - International's underwriting loss of $21 million in 1996 was slightly better than 1995's loss of $23 million. An improvement in underwriting results in Canada was substantially offset by deterioration in results from personal insurance in the United
Kingdom.

1995 vs. 1994 - Written premiums in 1995 grew 54% over 1994, largely the result of $54 million in initial premiums recorded for Camperdown. Personal insurance premiums generated in the United Kingdom and premiums written in Canada also increased over 1994. Underwriting results improved $8 million in 1995, primarily the result of reduced losses from personal and commercial business in the United Kingdom.

Outlook for 1997 - Our commitment to international expansion will continue in 1997, with new operations planned in France, Germany and Mexico. We will continue to develop regional strategies for emerging commercial markets in Europe, Latin America and Africa within the framework of our successful customer-focused underwriting philosophy.
We anticipate additional growth in our international premium volume through our access to the worldwide markets served by Lloyd's of London.

(SIDEBAR CAPSULE NO. 5 - SEE APPENDIX)

(PHOTO IMAGE NO. 11 - SEE APPENDIX)

Underwriting
St. Paul Re
------------

St. Paul Re underwrites reinsurance for leading property-liability insurance companies worldwide, obtaining business primarily in the broker or intermediary market. St.Paul Re writes both treaty and facultative reinsurance for property, liability, ocean marine, surety and certain specialty classes of coverage.

Premiums - Written premiums of $761 million in 1996 were 7% higher than 1995, despite competitive market conditions throughout the year, which put downward pressure on reinsurance rates. North American property-liability treaty premiums increased in 1996, reflecting growth in excess-of-loss business as well as a shift on the part of customers to more financially secure reinsurers. In late 1994, we acquired the opportunity to renew Cigna Corporation's book of international business. In 1996, we wrote $128 million of that business, compared with $119 million in 1995.

Underwriting Result - St. Paul Re's underwriting loss of $37 million in 1996 reflected an increase in noncatastrophe loss experience compared with 1995, when we posted a $4 million underwriting profit. The majority of losses in 1996 were centered in our North American casualty reinsurance coverages. Over the last few years, we've taken several measures to reduce the magnitude of catastrophe losses. The success of that effort was evident in 1996 - our reinsurance catastrophe losses totaled only $18 million, compared with $37 million in 1995.

1995 vs. 1994 - St. Paul Re's 1995 premium volume was $200 million higher than 1994. The Cigna international reinsurance acquisition contributed $119 million of incremental premiums in 1995. We also wrote a significant amount of other new reinsurance business in the the favorable market conditions of 1995. St. Paul Re's 1995 underwriting result improved $26 million over 1994, reflecting a decline in losses on property coverages.

Outlook for 1997 - We will focus on profitability objectives in 1997 amid expectations of continuing competitive pressures in the reinsurance markets. At the end of 1996, we completed a $69 million securitized reinsurance transaction that will provide St. Paul Re with additional catastrophe reinsurance capacity for up to 10 years.
In early 1997, we acquired the right to renew Constitution
Reinsurance Corporation's book of U.S. casualty facultative business, which we expect will contribute to premium growth in 1997.

(SIDEBAR CAPSULE NO. 6 - SEE APPENDIX)

(PHOTO IMAGE NO. 12 - SEE APPENDIX)

Underwriting
Loss and Loss Adjustment Expense Reserves
-----------------------------------------

We establish reserves that reflect our estimates of the total losses and loss adjustment expenses we will ultimately have to pay under insurance and reinsurance policies. These reserves include losses that have been reported but not settled and losses that have been incurred but not reported to us (IBNR). Our loss reserves are not discounted, but they are reduced for estimates of salvage and subrogation.

 For reported losses, we establish reserves on a "case" basis within the parameters of coverage provided in the policy. For IBNR losses, we estimate reserves using established actuarial methods. Both our case and IBNR reserve estimates reflect such variables as past loss experience, social trends in damage awards, changes in judicial interpretation of legal liability and policy coverages, and inflation. We take into account not only monetary increases in the cost of what we insure, but also changes in societal factors that influence jury verdicts and case law and, in turn, claim costs.

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

 For a reconciliation of beginning and ending consolidated loss and loss adjustment expense reserves for the last three years, see Note 6 to the consolidated financial statements on page 58. As shown in that reconciliation, we have recorded reductions in the loss provision for claims incurred in prior years totaling $252 million, $248 million and $328 million in 1996, 1995 and 1994, respectively.

(GRAPHIC IMAGE NO. 6 - SEE APPENDIX)

 A number of factors have contributed to the favorable development on previously established reserves, experience which runs contrary to that of many of our peers in the property-liability insurance industry. First and foremost, we believe that in general, our reserving philosophy is more conservative than most others in the industry. Second, we underwrite more medical liability coverages than any of our peers, and that business has been a major factor in reserve reductions over the last several years. Finally, we have experienced a comparatively lower amount of adverse development on environmental and asbestos claim losses relative to our peers on commercial policies written prior to 1985.

 Favorable prior-year loss development in several of our Specialized Commercial business sectors, particularly in general liability and workers' compensation, has been a major factor in our reserve reductions in the last three years. Improvement in claim experience and favorable changes in the legal and regulatory environments in certain geographic locations have caused us to reduce our estimate of the ultimate cost of losses incurred since reserves were initially established.

 Medical Services has also accounted for a significant amount of our favorable prior-year loss development for the last several years, although not at the same magnitude as that experienced during the early 1990s. Our conservative medical liability reserving philosophy results from the unique nature of these claims. Changes in the frequency and severity of medical liability claims can occur suddenly, but it can be several years before we know how those changes will ultimately impact our claim costs. The current pricing of our Medical Services' coverages takes into account the favorable loss development on previously established reserves.

Underwriting
Environmental and Asbestos Claims
---------------------------------

We receive claims under policies underwritten many years ago alleging injuries from environmental pollution or alleging covered property damages for the cost to clean up polluted sites. We also receive asbestos claims arising out of product liability coverages under general liability policies. Significant legal issues, primarily pertaining to issues of coverage, exist with regard to our alleged liability for both environmental and asbestos claims. In our opinion, court decisions in certain jurisdictions have tended to expand insurance coverage beyond the intent of the original policies.

 Our ultimate liability for environmental claims is difficult to estimate. Insured parties have submitted claims for losses not covered in the insurance policy, and the ultimate resolution of these claims may be subject to lengthy litigation. In addition, variables, such as the length of time necessary to clean up a polluted site, controversies surrounding the identity of the responsible party and the degree of remediation deemed necessary, make it difficult to estimate the total cost of an environmental claim.

 Estimating our ultimate liability for asbestos claims is equally difficult. The primary factors influencing our estimate of the total cost of these claims are case law and a history of prior claim experience, both of which are still developing.

 In 1994, we specifically reallocated, for environmental and asbestos claims, a portion of our previously established IBNR reserves. Prior to that, we made no specific allocation of our IBNR reserves for these claims, but rather identified reserves only for reported claims.

 In 1995, we recorded additional gross reserves of $360 million and specifically reallocated $113 million of previously recorded net reserves for North American environmental and asbestos losses on policies written in the United Kingdom prior to 1980.

 The following table represents a reconciliation of total gross and net environmental reserve development for each of the years in the three-year period ended Dec. 31, 1996. Amounts in the "net" column are reduced by reinsurance recoverable.

(In millions)                            1996         1995          1994
                                      -----------  -----------   -----------
                                      Gross   Net  Gross   Net   Gross   Net
                                      -----   ---  -----   ---   -----   ---
ENVIRONMENTAL
Beginning reserves                     $528  $319   $275  $200   $105   $ 73
Northbrook reserves acquired             18     7      -     -      -      -
Incurred losses                          67    72     59    68     71     56
Reserve reallocation                      -     -    233    79    132     95
Paid losses                             (32)  (30)   (39)  (28)   (33)   (24)
                                        ---   ---    ---   ---    ---    ---
Ending reserves                        $581  $368   $528  $319   $275   $200
                                        ===   ===    ===   ===    ===    ===

 Many significant environmental claims being brought against insurance companies arise out of contamination that occurred 20 to 30 years ago. Since 1970, our Commercial General Liability policy form has included a specific pollution exclusion and, since 1986, an industry standard absolute pollution exclusion for policies underwritten in the United States.

 The following table represents a reconciliation of total gross and net reserve development for asbestos claims for each of the years in the three-year period ended Dec. 31, 1996. Gross and net incurred losses in 1995 are negative because of favorable loss development in our U.S. commercial business.

(In millions)                            1996         1995         1994
                                      -----------  -----------  -----------
                                      Gross   Net  Gross   Net  Gross   Net
                                      -----   ---  -----   ---  -----   ---
ASBESTOS
Beginning reserves                     $283  $158   $185  $145   $ 62   $ 48
Northbrook reserves acquired              6     6      -     -      -      -
Incurred losses                          12    18    (13)   (9)    13     14
Reserve reallocation                      -     -    127    34    127     95
Paid losses                             (23)  (13)   (16)  (12)   (17)   (12)
                                        ---   ---    ---   ---    ---    ---
Ending reserves                        $278  $169   $283  $158   $185   $145
                                        ===   ===    ===   ===    ===    ===

 Most of the asbestos claims we have received pertain to policies written prior to 1986. Since 1986, for policies underwritten in the United States, our Commercial General Liability policy has used the industry standard absolute pollution exclusion, which we believe applies to asbestos claims.

 Based on all information currently available to us, our reserves for environmental and asbestos losses as of Dec. 31, 1996, represent our best estimate of our ultimate liability for such losses. Because of the difficulty inherent in estimating such losses, however, we cannot give assurances that our ultimate liability for environmental and asbestos losses will, in fact, match our current reserves. We will continue to evaluate new information and developing loss patterns, but we believe any future additional loss provisions for environmental and asbestos claims will not materially impact the results of our operations, liquidity or financial position.

 Total gross environmental and asbestos reserves as of Dec. 31, 1996, of $859 million represented approximately 7% of gross consolidated reserves of $11.67 billion.

Underwriting
Legal Matters
-------------

In 1996, we settled two significant lawsuits on which we have previously reported. In May 1995, three of our subsidiaries were served with a purported class action lawsuit brought in the District Court of Brazoria County, Texas, on behalf of persons who had purchased interests in certain limited partnerships for which Damson Oil Corporation served as general partner. The plaintiffs subsequently demanded $400 million of alleged actual damages and attorneys' fees to settle their claims. We settled all claims and related expenses associated with this lawsuit in 1996.

 In 1993, the Superior Court of California entered judgment in an action brought against St. Paul Fire and Marine in 1987 by Arntz Contracting Company and certain affiliates. The judgment affirmed a jury's award of approximately $16.5 million in compensatory damages and $100 million in punitive damages. That portion of the judgment granting punitive damages was subsequently vacated. In 1996, we settled all claims associated with this lawsuit.

 We are not aware of any legal matters that might have a material impact on our overall financial position.

Underwriting
Investments
------------

Fixed maturity investments, consisting of securities issued by government agencies, corporate bonds and municipal tax-exempt securities, account for 84% of our underwriting operations' investment portfolio. We maintain a widely diversified, high-quality fixed maturity portfolio structured to maximize investment income while minimizing credit risk. In an effort to provide for long-term growth in the value of our investment portfolio and ultimately enhance shareholder value, we also invest in equity securities, venture capital and real estate. These investment classes have the potential for higher returns but also involve a greater degree of risk, including less stable rates of return and less liquidity. We have been involved with derivative financial instruments on a limited basis for purposes of hedging against fluctuations in interest rates.

(GRAPHIC IMAGE NO. 7 - SEE APPENDIX)

 Pretax investment income in our underwriting operations totaled $795 million in 1996, 9% higher than 1995 income of $731 million. Our acquisition of Northbrook in July 1996, which added $1.14 billion of high-quality fixed maturities to our portfolio, accounted for approximately $25 million of incremental investment income in 1996. Investment income in 1995 grew 8% over the 1994 total of $675 million. Funds provided by underwriting cash flows and investment cash flows are the source of growth in our investment portfolio. Underwriting cash flows consist of the excess of premiums collected over losses and expenses paid. Investment cash flows consist of income on existing investments and proceeds from sales and maturities of investments. Underwriting cash flows declined in 1996 due to a reduction in the rate of written premium growth and an increase in insurance loss payments due to catastrophes. Investment cash flows, however, remained strong in 1996 and were the primary contributor to the growth in our invested assets (excluding the impact of Northbrook).

(PHOTO IMAGE NO. 13 - SEE APPENDIX)

Strong capital markets in 1996 contributed to record-high realized gains from the sale of investments and an increase in the unrealized appreciation of our venture capital and equity security investment classes. Virtually all of the $209 million of pretax realized gains in 1996 originated from sales of venture capital and equity securities. Pretax realized gains in 1995 and 1994 were $74 million and $36 million, respectively.

 The following table provides a look at the composition and carrying value of our underwriting segment's investment portfolio at the end of the last three years, followed by additional information about each of our major investment classes.

(In millions)                                    December 31
                                            ------------------------
                                            1996      1995      1994
                                            ----      ----      ----
Fixed maturities                         $11,908   $10,395   $ 8,938
Equities                                     768       659       490
Real estate                                  694       612       528
Venture capital                              586       389       330
Short-term investments                       193       318       342
Other investments                             43        42        47
                                          ------    ------    ------
 Total investments                       $14,192   $12,415   $10,675
                                          ======    ======    ======

Fixed Maturities - The fixed maturities portfolio is composed of high-quality, intermediate-term taxable U.S. government agency and corporate bonds and tax-exempt U.S. municipal bonds. We manage our fixed maturity portfolio conservatively, investing almost exclusively in investment-grade (BBB or better) securities. Approximately 96% of our portfolio at the end of 1996 was rated at investment grade, with the remaining 4% consisting of nonrated securities, most of which, in our opinion, would be considered investment grade if rated. Our consolidated tax position, along with the yield relationship between taxable and tax-exempt securities, are the predominant factors in determining the mix of our taxable and tax-exempt security purchases. Taxable bonds, which accounted for the majority of our new investment purchases in 1996, comprised 57% of our fixed maturity portfolio at the end of 1996.

(GRAPHIC IMAGE NO. 8 - SEE APPENDIX)

 Since the end of 1993, we've carried fixed maturities on our balance sheet at market value, with the corresponding appreciation or depreciation recorded in shareholders' equity net of taxes. The extent of actual growth in these invested assets is distorted by fluctuations in their market value, which largely result from changes in the relationship between the stated yields of securities we own and prevailing market yields at any given time. Movement in market interest rates and anticipated future trends in market yields can quickly and significantly impact bond values, resulting in substantial swings in carrying value over a relatively short period of time. While there was a lack of significant actual interest rate movement in 1996, a variety of conflicting economic indicators caused uncertainty in the bond markets, and the result was a decline in bond values.

 At the end of 1996, the pretax unrealized appreciation on our fixed maturities portfolio of $483 million was down from comparable 1995 appreciation of $682 million despite a $1.71 billion increase in the amortized cost of investments. Conversely, after a year of declining interest rates in 1995, the unrealized appreciation of fixed maturities by the end of 1995 was $760 million higher than the previous year. The amortized cost of fixed maturity investments at the end of 1996, 1995 and 1994, which excludes market appreciation and depreciation, was $11.42 billion, $9.71 billion and $9.02 billion, respectively. The growth in 1996 reflected the impact of the Northbrook acquisition and strong operational cash flows, which fueled net purchases of $571 million of new securities in 1996.

 Fixed maturities produced investment income of $738 million in 1996, compared with $672 million in 1995 and $637 million in 1994. The fixed maturities portfolio carried a weighted average pretax yield of 7.0% and had a weighted average maturity period of 9.1 years at the end of 1996.

Equities - Our equity holdings account for 5% of the underwriting segment's total investments and consist of a diversified portfolio of common stocks. Favorable stock market conditions in 1996 resulted in sizable growth in both realized and unrealized gains, translating into a 23% total return on our portfolio. Pretax realized gains from the sale of equities in 1996 totaled $122 million, and the carrying value of our portfolio at year-end included $177 million of pretax unrealized appreciation. Realized gains in 1995 and 1994 were $43 million and $20 million, respectively. Dividend income in 1996 totaled $15 million, compared with $14 million in 1995 and $13 million in 1994. Our carrying value at the end of 1995 included $157 million of unrealized appreciation.

Real Estate - Real estate comprises 5% of our total investments. Our investments in this asset class primarily consist of commercial office and warehouse properties that we own directly or in which we have a partial interest through joint ventures. Our properties are geographically distributed throughout the United States. We do not invest in real estate mortgage loans, but a warehouse complex we purchased in 1996 is subject to a $13.2 million mortgage. The mortgage is included in our debt outstanding at the end of 1996. Pretax investment income from real estate totaled $36 million in 1996, compared with income of $33 million in 1995 and $28 million in 1994. Operational cash flows from our real estate investments were $62 million in 1996, compared with $60 million in 1995 and $51 million in 1994.

(GRAPHIC IMAGE NO. 9 - SEE APPENDIX)

Venture Capital - This investment class comprises only 4% of our total invested assets at the end of 1996, but accounted for a significant portion of both our realized and unrealized gains during the year. These private investments span a variety of industries but are concentrated in information technology, health care and consumer products. Pretax realized gains for the year totaled $86 million, compared with $38 million in 1995 and $18 million in 1994. The carrying value of this portfolio at year-end 1996 included $292 million of unrealized appreciation, representing 100% growth over the cost of these investments.

Outlook for 1997 - We anticipate pretax investment income growth to fall in the upper single-digit range, unless interest rates or operational cash flows differ significantly from our expectations. The majority of our investment purchases will again consist of high-grade fixed maturity securities, with additional investments in our other asset classes as market conditions warrant. In 1996, we took steps to expand our international equity investment portfolio, and we anticipate continuing that effort in 1997.

(PHOTO IMAGE NO. 14 - SEE APPENDIX)

NUVEEN POSTS SECOND CONSECUTIVE
YEAR OF RECORD EARNINGS

Investment Banking-Asset Management
The John Nuveen Company
------------------------------------

The John Nuveen Company comprises our investment banking-asset management business segment. Nuveen's core businesses are asset management; the development, marketing and distribution of investment products; and municipal and corporate investment banking services. Nuveen markets open-end and closed-end (exchange-traded) mutual funds as well as individual managed accounts. Nuveen also provides municipal and corporate investment banking services and underwrites and trades municipal bonds. We held a 78% ownership interest in Nuveen at the end of 1996.

 The John Nuveen Company posted its second consecutive year of record earnings in 1996 amid challenging conditions in the municipal bond markets. Nuveen's 1996 pretax earnings totaled $118 million, slightly higher than earnings of $114 million in 1995. Our portion of Nuveen's pretax earnings in 1996 was $92 million, compared with $88 million in 1995.

(SIDEBAR CAPSULE NO. 7 - SEE APPENDIX)

 Nuveen's total revenues of $232 million (including investment income) in 1996 were slightly below the 1995 total of $236 million. The strength of the stock market, coupled with investor uncertainty about interest rate movements in 1996, lessened market demand for municipal bond funds and trusts. As a result, Nuveen's underwriting and distribution revenues were down slightly from 1995. Profits recognized on securities held for sale declined $5 million from 1995 levels, reflecting the less favorable interest rate environment in 1996. Asset management fee revenues of $186 million in 1996 increased $3 million over 1995. Total expenses in 1996 declined $7 million from 1995, primarily due to a reduction in operating expenses.

 Assets under management totaled $33.19 billion at the end of 1996, slightly higher than 1995. Nuveen became involved in managing equity securities for the first time in 1996, successfully introducing the Nuveen Growth and Income Stock Fund, which generated nearly
$500 million of new assets under management by year-end. Institutional Capital Corporation, an institutional equity manager in which Nuveen holds preferred stock convertible into a 20% interest, serves as subadviser to and manages the investments of this fund.

 In early 1997, Nuveen completed its acquisition of Flagship
Resources Inc., a tax-exempt mutual fund and money management firm, which added $4.6 billion to Nuveen's assets under management. The total cost of the Flagship acquisition was $63 million, plus as much as $20 million contingent upon meeting future growth targets.

 Nuveen repurchased and retired 3.8 million of its common shares in 1996 for a total cost of $101 million. The repurchases were proportioned between our holdings and those of minority shareholders to maintain our 78% ownership interest in Nuveen. Our total proceeds from Nuveen's repurchase were $74 million.

 In 1995, Nuveen's pretax earnings of $114 million grew 20% over 1994 earnings of $95 million, largely due to gains recognized from changes in the market value of tax-free securities held for sale to investors. Those pretax gains totaled $5 million in the declining interest rate environment of 1995, compared with pretax losses of $8 million on its inventory holdings in 1994. This turnaround in inventory profits and successful efforts to reduce costs accounted for the improvement in Nuveen's 1995 results. Nuveen's assets under management at the end of 1995 were $2.65 billion higher than the previous year, largely due to an increase in the market value of underlying fund investments.

SHAREHOLDERS' EQUITY EXCEEDS $4 BILLION,
DEBT REMAINS AT CONSERVATIVE LEVEL

The St. Paul Companies
Capital Resources
----------------------

(GRAPHIC IMAGE NO. 10 - SEE APPENDIX)

Capital resources represent those funds deployed or available to be deployed to support our business operations and are composed of shareholders' equity, debt and monthly income preferred securities. The following table summarizes our capital resources at the end of the last three years:

(In millions)                                      December 31
                                             ------------------------
                                             1996      1995      1994
                                             ----      ----      ----
Shareholders' equity:
 Common shareholders' equity:
  Common stock and retained earnings       $3,412    $3,165    $2,808
  Unrealized appreciation of investments      617       628        14
  ESOP obligation and unrealized
   foreign exchange loss                      (41)      (74)      (89)
                                            -----     -----     -----
   Total common shareholders' equity        3,988     3,719     2,733
 Preferred shareholders' equity                16        11         4
                                            -----     -----     -----
   Total shareholders' equity               4,004     3,730     2,737
Debt                                          689       697       616
Company-obligated mandatorily
 redeemable preferred securities
 of St. Paul Capital L.L.C.                   207       207         -
                                            -----     -----     -----
  Total capitalization                     $4,900    $4,634    $3,353
                                            =====     =====     =====
Ratio of debt to total capitalization          14%       15%       18%
                                            =====     =====     =====

 Net income of $450 million in 1996 pushed our shareholders' equity past the $4 billion mark for the first time. The after-tax appreciation of our investments at the end of 1996 was virtually unchanged from 1995, as a decline in the market value of our fixed maturity holdings was offset by strong growth in the unrealized appreciation of our equity and venture capital portfolios. In 1996, we returned nearly $220 million of capital to shareholders, in the form of common dividends and share repurchases.

 In 1995, total capitalization grew by nearly $1.28 billion over 1994 due to growth in unrealized appreciation, our record earnings and the issuance of convertible monthly income preferred securities (MIPS). We used the $207 million of MIPS proceeds to pay down commercial paper debt and for general corporate purposes.

 At the end of 1996, our debt outstanding totaled $689 million, down slightly from year-end 1995. We filed a shelf registration statement with the Securities and Exchange Commission in 1996, which gave us the capacity to issue up to $275 million of additional debt. We subsequently issued $33 million of medium-term notes under this registration statement, bringing our total medium-term debt to $430 million. Proceeds from the notes issued in 1996 were used for general corporate purposes and for paying down commercial paper outstanding. Medium-term notes account for over 60% of debt outstanding at year-end 1996 and bear a weighted average interest rate of 7.1%. At the end of 1996, we had the capacity to issue an additional $242 million of debt under the shelf registration. We may issue additional debt in 1997.

 At the end of 1995, debt outstanding was 13% higher than a year earlier, due to the issuance of medium-term notes during the year.

 We paid common shareholder dividends of $144 million in 1996, compared with dividends of $133 million and $125 million in 1995 and 1994, respectively. In February 1997, our board of directors increased our common dividend rate to $1.88 per share, representing the 11th consecutive year of dividend rate increases. We have paid dividends without interruption for the last 125 years, and our dividend rate has grown at a compound rate of 7% over the last five years.

(GRAPHIC IMAGE NO. 11 - SEE APPENDIX)

 We purchased Northbrook Holdings, Inc. from Allstate Insurance
Company in 1996 for a total cost of approximately $190 million. The acquisition was financed with internally generated funds.

 We repurchased 1.4 million of our common shares in 1996 for a total cost of $74 million. We also repurchased 778,000 shares in 1995 and 860,000 shares in 1994 for total costs of $42 million and $34 million, respectively. The share repurchases in the last three years were funded internally and were consistent with our goal of enhancing shareholder value through the sound use of our capital. We may continue to repurchase our shares from time to time in the future.

 We do not anticipate any major capital expenditures in 1997, but if any were to occur, they would involve acquisitions of existing businesses or further stock repurchases. We have no major capital improvements planned for 1997. We anticipate funding the maturity of our $100 million, 9 3/8% notes in June 1997 either through the issuance of new debt or internally generated funds.

The St. Paul Companies
Liquidity
----------------------

Liquidity refers to our ability to generate sufficient cash flows to meet the short- and long-term cash requirements of our business segments. The underwriting segment's short-term cash needs primarily consist of paying insurance losses and loss adjustment expenses and day-to-day operating expenses. Those needs are met through cash receipts from operations, which consist primarily of insurance premiums collected and investment income. Our investment portfolio is also a source of liquidity, through the sale of readily marketable fixed maturities, equity securities and short-term investments, as well as longer-term investments that have appreciated in value. Underwriting's net positive cash flows from underwriting and investment activities are used to build the investment portfolio and thereby increase future investment income. Strong cash flows resulted in a net increase in underwriting's invested assets of $650 million (not including increases in market value and the Northbrook acquisition) in 1996.

(GRAPHIC IMAGE NO. 12 - SEE APPENDIX)

 Because of the nature of our underwriting operations, where premiums are collected and invested in most cases before related losses are paid, we believe long-term liquidity requirements beyond 1997 will be adequately funded by operational cash flows. However, our financial strength and relatively conservative level of debt provide us with the flexibility and capacity to obtain funds externally through debt or equity financings.

 The $89 million provision for loss on disposal of discontinued operations recorded in 1996 was a noncash charge and did not impact our consolidated liquidity position.

 Cash flows from operations were $970 million in 1996, compared with $906 million in 1995 and $900 million in 1994. Our underwriting segment's operational cash flows in 1996 were slightly below 1995 levels, as an increase in insurance loss payments due to catastrophes was substantially offset by growth in premium revenues and in investment income. The John Nuveen Company experienced strong growth in operational cash flows in 1996, accounting for the increase in our consolidated total for the year.

 In 1995, cash flows from our underwriting segment were virtually level with 1994, but The John Nuveen Company's cash flows were down $20 million from 1994.

 Operational cash flows on a consolidated basis in each of the last three years have been more than adequate to meet the liquidity requirements for both of our business segments.

 We are not aware of any current recommendations by regulatory authorities that, if implemented, might have a material impact on our liquidity, capital resources or operations.

APPENDIX TO ITEM 7 - NARRATIVE DESCRIPTION OF GRAPHIC AND
                     PHOTO IMAGES AND SIDEBAR CAPSULES CONTAINED IN PAPER FORMAT VERSION OF MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.
                     -----------------------------------------------------

GRAPHIC IMAGE NO. 1 - Bar graph depicting Operating Earnings from
                      Continuing Operations per Common Share for the years 1992 through 1996.

          1992:          $1.06
          1993:          $4.50
          1994:          $4.80
          1995:          $5.25
          1996:          $4.55

CAPTION:  "Severe catastrophe losses in 1996 contributed to the drop in operating earnings, after three record years."



GRAPHIC IMAGE NO. 2 - Bar graph depicting Return on Beginning Equity for the years 1992 through 1996.

          1992:           3.6%
          1993:          18.1%
          1994:          14.1%
          1995:          17.3%
          1996:          10.9%

CAPTION:  "We calculate return on equity by dividing operating earnings (less preferred dividends) by common shareholders' equity at the beginning of the year."



GRAPHIC IMAGE NO. 3 - Bar graph depicting Underwriting Operations
                      Written Premiums for the years 1992 through 1996.

(in billions)

          1992:          $3.1
          1993:          $3.2
          1994:          $3.6
          1995:          $4.2
          1996:          $4.4

CAPTION:  "Written premium growth in 1996 was largely due to our acquisition of Northbrook. Premium increases in Personal Insurance and at St. Paul Re also contributed to growth in 1996."

GRAPHIC IMAGE NO. 4 - Pie chart depicting Underwriting Operations
                      Premium Distribution in 1996.


          Specialized Commercial                  29%
          Commercial                              18%
          Personal Insurance                      17%
          Medical Services                        13%
          International Underwriting               6%
          St. Paul Re                             17%


CAPTION:  "Our underwriting operations, which produced $4.4 billion in written premiums in 1996, offer a wide range of insurance products and services."



PHOTO IMAGE NO. 1 - Photo of two individuals at oil well.

CAPTION:  "Sometimes, finding insurance coverage can be as
           hard as, well, finding oil. St. Paul Athena, part of St. Paul Fire and Marine's surplus lines underwriting operation, is in the business of insuring unique and hard-to-place risks. The energy market niche - primarily oil and natural gas drilling operations - has long been a core business for Athena and is its single largest program. The Hickman Drilling Company has been a St. Paul Fire and Marine policyholder since 1991. Here, Hickman Rig No. 3 is searching for oil in a small canyon a few miles from the Caddo Jake Bridge in Hinton, Okla. St. Paul Athena's Barb Hadler, manager-casualty, and Mike Schaff, manager-property, oversee the underwriting of the Hickman account. Some of its customized features include property coverage for physical damage to the rig and "control of well" coverage to get a well under control and back on line in the case of an underground or above ground blow-out. Liability coverages include general liability, umbrella and pollution, which pays for the cleanup caused by "sudden and accidental" pollution of land - a common coverage for a rare occurrence. Long after starting in the oil drilling business in 1943, H.C. "Red" Hickman founded his own company 22 years ago in Woodward, Okla."

GRAPHIC IMAGE NO. 5 - Bar graph depicting Underwriting
                      Operations Combined Ratio for the years
                      1992 through 1996.

                 1992      1993      1994      1995      1996
                -----     -----     -----     -----     -----
Loss ratio       85.6      72.5      72.1      72.1      74.6
Expense ratio    32.2      32.0      30.2      29.7      30.9
                -----     -----     -----     -----     -----
Combined ratio  117.8     104.5     102.3     101.8     105.5
                =====     =====     =====     =====     =====

CAPTION: "Pretax catastrophe losses of $207 million were a major factor in the increase in our 1996 combined ratio. (The lower the combined ratio, the better the result.)"



PHOTO IMAGE NO. 2 - Photo of Mr. Patrick A. Thiele
                    President and Chief Executive Officer,
                    Worldwide Insurance Operations


CAPTION:  "Our goal in 1997, as it is every year, is
           profitable growth. I believe we'll achieve that goal in three ways: efficiency improvements, human resources development and by leveraging new business opportunities. We need to continually refresh our portfolio of businesses since there is a life cycle to each of them. We have to ensure that we have new business units coming in the front door as others mature."



PHOTO IMAGE NO. 3 - Photo of Mr. Michael J. Conroy
                    Executive Vice President,
                    Chief Administrative Officer,
                    St. Paul Fire and Marine

CAPTION:  "We were hit hard by a number of storm losses in
           1996. If we have a 'normal' catastrophe year in 1997, our results should improve. Market conditions continue to be extremely competitive.
           We'll succeed if we stay focused and maintain traditional underwriting standards and pricing discipline."

PHOTO IMAGE NO. 4 - Photo of Ms. Susan J. Albrecht
                    President, Major Markets
                    Specialized Commercial
                    St. Paul Fire and Marine

CAPTION:  "1996 was a year of organizational redesign. In
           1997, we will execute our plans. We'll continue to integrate our new underwriting niches, retain and grow business in our defined markets, and measure our service delivery to our large customers. Our pace and execution will accelerate as we continue to penetrate the large account market."



PHOTO IMAGE NO. 5 - Photo of Ms. Janet R. Nelson
                    President, Custom Markets
                    Specialized Commercial
                    St. Paul Fire and Marine

CAPTION:  "We recognize that the extremely competitive
           marketplace will put significant pressure on Custom Markets to maintain acceptable levels of profitability in 1997. However, we're always finding new growth areas that fit well with our niche strategy. These pockets of opportunity, coupled with our ongoing productivity efforts, will be critical to achieving our goals in 1997."



SIDEBAR CAPSULE NO. 1 - Specialized Commercial
                        ----------------------

Major Markets
-------------

"St. Paul Construction underwrites 80 of the 'Engineering
News Record' Top 400 construction accounts in the United
States."

"In an effort to enhance claim service to its national customers, Major Markets created the position of claim service coordinator in 14 locations."

Custom Markets
--------------

"Technology continues to increase its presence in the international arena. In 1996, premium for international exposures of U.S.-based Technology accounts grew 34 percent."

"Public Sector Services continued to strengthen its presence and reputation as a provider of property and liability insurance for a variety of government entities."

PHOTO IMAGE NO. 6 - Photo of Mr. James A. Schulte
                    President, Commercial
                    St. Paul Fire and Marine

CAPTION:  "In 1997, Commercial will be heavily involved in
           executing Northbrook integration plans throughout our 12 regions. On the small commercial side, we'll continue to focus on the development of new products and more efficient processes."



SIDEBAR CAPSULE NO. 2 - Commercial
                        ----------

"The acquisition of Northbrook moves St. Paul Commercial closer to its goal of becoming a major force in the U.S.
commercial insurance market for small to midsized businesses."

"Our small-commercial insurance operation introduced agency interface and an automated rating disk to selected agents in 1996. Agents who have completed interface training indicated that this system is user-friendly and efficient."

"All commercial account managers and team leaders completed a sales training program in 1996. The objectives of the program were to improve relationships between agents and underwriting team members and to help team members better sell the benefits of doing business with Commercial and St.
Paul Fire and Marine."



PHOTO IMAGE NO. 7 - Photo of individuals in restaurant.

CAPTION:  "Niche marketing - packaging specialized
           underwriting expertise, processing systems and distribution strategies to match a specific type of customer and gain a competitive advantage - has been a hallmark of The St. Paul's success.
           One of St. Paul Fire and Marine's Major Markets niches is Service Industries - including the retail, wholesale, insurance, property management, entertainment, hospitality and automobile leasing markets. Seated in the restaurant of the Wyndham Garden Hotel in Bloomington, Minn., is The St. Paul's Lezlie
           Taylor, vice president-service industries.  St.
           Paul Fire and Marine began underwriting general liability and commercial auto coverage for Wyndham in 1990. Headquartered in Dallas,
           Wyndham Hotel Corporation has more than 80 locations in the United States, Canada and the Caribbean. Wyndham has focused on developing a brand name that is recognized in the upscale hotel market and on earning the loyalty of its core upscale customers: individual business travelers, business groups, other group customers and leisure travelers. St. Paul customers like Wyndham have needs unique to their industry and their size.
           Most insurers have not specialized their business segments as finely as The St. Paul has. That allows Major Markets to differentiate itself from others in the large accounts marketplace. St.
           Paul niches, like Service Industries, have experts that know their markets and speak their language. Customers benefit from the specialty expertise and experience The St. Paul brings to the table."



PHOTO IMAGE NO. 8 - Photo of Mr. Steven J. Klingel
                    President, Personal Insurance
                    St. Paul Fire and Marine

CAPTION:  "Our efforts in 1997 will focus on leveraging the
           strengths we've gained through our integration of Economy Fire & Casualty Company and eliminating the obstacles that stand between us and profitability. We have a strong plan and a clear focus."



SIDEBAR CAPSULE NO. 3 - Personal Insurance
                        ------------------

"Approximately 95 percent of Personal Insurance policyholders surveyed recently agreed that St. Paul Fire and Marine has an excellent reputation for providing responsive service."

"1996 marked the first year of true integration between St.
Paul Fire and Marine and Economy Fire & Casualty Company.
All financial, billing and claim systems have been consolidated, and product servicing has been moved to Freeport, Ill."

"A new direct repair program will be offered to Personal
Insurance policyholders in 1997. The program is expected to increase customer satisfaction, while reducing costs."



PHOTO IMAGE NO. 9 - Photo of Mr. Joseph B. Nardi
                    President, Medical Services
                    St. Paul Fire and Marine

CAPTION:  "During 1997, we intend to maintain our position
           as the medical liability insurance market leader. We're committed to insuring the business of health care. Our customers can rely on our experience and expertise in dealing with their evolving risks and the ongoing changes in the delivery system, including the almost universal movement to a managed care environment."



SIDEBAR CAPSULE NO. 4 - Medical Services
                        ----------------

"An enhanced Key Medical Producers' Program was unveiled in
Medical Services during 1996. The program provides sales incentives, product training and sales skill communications to 150 top-producing insurance agencies and brokerage offices."

"In 1996, the Nevada State Medical Association endorsed St.
Paul Fire and Marine as the organization's preferred medical liability insurance provider."

"St. Paul Medical Services now insures approximately one-third of all privately owned hospitals in Puerto Rico."



PHOTO IMAGE NO. 10 - Photo of Mr. Mark L. Pabst
                     President, St. Paul
                     International Underwriting

CAPTION:  "St. Paul International Underwriting will pursue
           a three-pronged strategy: to build domestic insurance operations in selected markets to serve local insurance needs; to enter global and regional customer segments through ownership of two Lloyd's of London managing agencies; and to build The St. Paul's capability of servicing the non-U.S. risks of U.S. corporate policyholders and underwriting foreign-based companies' exposures in the United States."



SIDEBAR CAPSULE NO. 5 - St. Paul International Underwriting
                        -----------------------------------

"St. Paul International Insurance Company Ltd. won the
'General Insurer of the Year' award at the British Insurance
Awards."

"During 1996, St. Paul International Insurance Company Ltd.
maintained its position as the preferred property-liability insurer of National Health Trusts in the United Kingdom."

"Since purchasing a minority shareholder interest in El
Plata S.A. Argentina de Seguros in 1996, St. Paul
International Underwriting has increased its ownership in the Argentine insurance company to 80 percent."



PHOTO IMAGE NO. 11 - Photo of Mr. James F. Duffy
                     President, St. Paul Re

CAPTION:  "In 1997, we will continue to build our
           leadership position in the reinsurance
           marketplace, increasing our influence and visibility in various markets. We will continue to diversify both geographically and in our product mix. Finally, we will grow, using our financial strength and other competitive advantages to seize opportunities."



SIDEBAR CAPSULE NO. 6 - St. Paul Re
                        -----------

"The portion of St. Paul Re's business underwritten outside the United States grew from 25 percent in 1991 to 45 percent in 1996, to better balance and diversify its book of business and to enhance its position in a consolidating global insurance marketplace. By 2000, that percentage is expected to reach 50 percent."



PHOTO IMAGE NO. 12 - Photo of individuals in train station.

CAPTION:  "The Gatwick Express, a 30-minute trip between
           Gatwick Airport and London's Victoria Railway Station, carries approximately 12,500 passengers each day. The Gatwick Express was one of the first train services removed from public ownership in the British government's railway privatization program. National Express plc acquired the operating franchise in 1996. A team of St. Paul employees - which included (from left) Keith Purvis, deputy general manager-commercial insurance; Michele Baron, risk management adviser; and Colin Hamling, manager-strategic innovation and development - identified the property and liability coverage opportunities afforded by the privatization program and created products and services to meet the new demand. Working together with specialist brokers, St. Paul International Insurance Company Ltd. secured 13 of 16 passenger train operators in 1996. The St. Paul's initiative was voted best new product (commercial lines) in the United Kingdom's Insurance Broker Industry Awards. The privatized passenger railroad initiative accounted for about $10 million in written premium for St. Paul International in 1996."

GRAPHIC IMAGE NO. 6 - Chart depicting The St. Paul's Claims-
                      paying Ratings as of December 31, 1996.

            Organization               Rating
          -----------------            ------

              A.M. Best                   A+
              Moody's                    Aa1
          Standard & Poor's              AAA

CAPTION: "Independent rating agencies have long recognized
          St. Paul Fire and Marine Insurance Company for its claims-paying ability."



GRAPHIC IMAGE NO. 7 - Pie chart depicting composition of
                      Underwriting Operations Investment
                      Portfolio.

          Fixed maturities                        84%
          Equities                                 5%
          Real Estate                              5%
          Venture Capital                          4%
          Short-term and
            Other Investments                      2%

CAPTION: "Our widely diversified fixed maturity portfolio is structured to maximize investment income while minimizing credit risk. Our equity securities and venture capital investments performed well in the strong 1996 capital markets."


PHOTO IMAGE NO. 13 - Photo of individual in front of
                     theater.

CAPTION:  "Old meets new in Munich, a thriving center for
           industry, culture and transportation. The German nonlife reinsurance market totals an estimated $15 billion, ranking it second only to the United States. In August 1996, St. Paul Re opened a Munich office, its third in Europe (the others are in London and Brussels) to better serve its clients and to develop reinsurance business in Germany, Austria and Switzerland. Consolidations within world reinsurance markets made available to St. Paul Re an experienced management team for the new Munich office. Joachim Rumpff, a St. Paul underwriter, is pictured here next to a bronze statue of King Maximilian I Joseph, first king of Bavaria. The statue greets visitors to the National Theater, home to the Bavarian State Opera. Although the European reinsurance market is dominated by established giants, St. Paul Re is confident it can compete by delivering underwriting expertise, especially in excess-of-loss reinsurance, and the highly rated financial security that European insurers seek."

GRAPHIC IMAGE NO. 8 - Bar graph depicting Underwriting
                      Operations Net Investment Income for the years 1992 through 1996.

(in millions)

          1992:       $642
          1993:       $646
          1994:       $675
          1995:       $731
          1996:       $795

CAPTION: "The Northbrook acquisition added $1.1 billion of high-quality fixed maturities to our investment portfolio, contributing to the increase in investment income in 1996."



GRAPHIC IMAGE NO. 9 - Table depicting Underwriting
                      Operations Bond Portfolio Ratings.

               Rating                      Percent
            ------------                -------------
               AAA                           58%
               AA                            21
               A                             14
               BBB                            3
             Nonrated                         4
                                            ---
                                            100

CAPTION: "The carrying value of our underwriting operations' bond portfolio at year-end included
          $483 million of unrealized appreciation."



PHOTO IMAGE NO. 14 - Photo of Mr. Timothy R. Schwertfeger
                     Chairman, Chief Executive Officer
                     The John Nuveen Company


CAPTION "Our commitment is to preserve and build upon our $50 billion relationship with Nuveen investors. We will do this over the long term by offering an increasingly broad array of investment products and services which deliver consistent performance, high quality and security throughout market cycles."

SIDEBAR CAPSULE NO. 7 - The John Nuveen Company
                        -----------------------

"Nuveen's return on beginning equity in 1996 was 22 percent."

"Since 1961, more than 1.3 million individuals have invested over $65 billion in Nuveen funds and trusts."

"In four of the last five years, Nuveen has produced record earnings."



GRAPHIC IMAGE NO. 10 - Bar graph depicting Total
                       Capitalization at the end of the years
                       1992 through 1996.

(in billions)
               1992      1993      1994      1995      1996
              -----     -----     -----     -----     -----
Debt           $0.6      $0.6      $0.6      $0.7      $0.7
Redeemable
 Preferred
 Securities
 and Share-
 holders'
 Equity         2.2       3.0       2.8       3.9       4.2
              -----     -----     -----     -----     -----
Total          $2.8      $3.6      $3.4      $4.6      $4.9
              =====     =====     =====     =====     =====


CAPTION: "Total capitalization increased 6% over 1995.
          Outstanding debt, comprising just 14% of total capitalization, was down slightly from already conservative levels."



GRAPHIC IMAGE NO. 11 - Bar graph depicting Book Value per
                       Common Share at the end of the years 1992 through 1996.

          1992:       $26.18
          1993:       $35.47
          1994:       $32.46
          1995:       $44.29
          1996:       $47.93

CAPTION: "At the end of 1996, common shareholders' equity stood at nearly $4 billion, translating into a book value per common share of $47.93, an 8% increase over 1995."

GRAPHIC IMAGE NO. 12 - Bar graph depicting Dividends Paid
                       per Common Share for the years 1992
                       through 1996.

          1992:       $1.35
          1993:       $1.39
          1994:       $1.48
          1995:       $1.58
          1996:       $1.72

CAPTION: "Dividends are an important aspect of our total return to investors. We have paid a common share dividend for 125 consecutive years and increased dividends in 65 of those years."

Item 6.  SELECTED FINANCIAL DATA
         -----------------------


Eleven-year Summary of Selected Financial Data
The St. Paul Companies
                                                     Year ended December 31
(Dollars in thousands)                             1996        1995         1994        1993         1992        1991

                                                   ----        ----         ----        ----         ----        ----
CONSOLIDATED
Revenues from continuing operations         $ 5,734,156 $ 5,056,199  $ 4,368,434 $ 4,150,554  $ 4,180,145 $ 4,017,548
Operating earnings from
  continuing operations                         414,755     481,491      431,040     406,347       99,308     388,273
Net income (loss)                               450,099     521,209      442,828     427,609    (156,038)     405,062

INVESTMENT ACTIVITY
Net investment income                           807,305     740,912      673,272     639,893      636,930     635,163
Realized investment gains (losses),
  net of taxes                                  143,103      56,357       28,962      40,981      101,270      24,258
Change in unrealized appreciation of
  investments, net of taxes                    (10,823)     613,843    (574,896)     525,175     (23,815)      55,093

OTHER SELECTED FINANCIAL DATA
 (As of December 31)
Total assets                                 20,680,976  18,519,294   16,141,739  15,913,554   14,298,616  13,709,649
Debt                                            689,141     697,045      616,151     639,729      566,717     486,779
Common shareholders' equity                   3,987,757   3,719,249    2,732,934   3,005,128    2,202,499   2,532,841
Common shares outstanding                    83,198,411  83,975,864   84,202,417  84,714,676   84,118,554  85,042,484

PER COMMON SHARE DATA
Operating earnings from
  continuing operations                           4.55         5.25        4.80         4.50        1.06         4.32
Net income (loss)                                 4.93         5.68        4.93         4.73       (1.94)        4.50
Book value                                       47.93        44.29       32.46        35.47       26.18        29.78
Year-end market price                            58.63        55.63       44.75        44.94       38.50        36.44
Cash dividends declared                           1.76         1.60        1.50         1.40        1.36         1.30

Operating Earnings Return on
  Beginning Common Equity                         10.9%        17.3%       14.1%        18.1%        3.6%        17.3%
Net Income Return on Beginning
  Common Equity                                   11.9%        18.8%       14.5%        19.0%          -         18.1%



                                                     Year ended December 31
(Dollars in thousands)                             1996        1995         1994        1993         1992        1991
                                                   ----        ----         ----        ----         ----        ----
UNDERWRITING
Written premiums                             $4,396,122  $4,243,213   $3,623,026  $3,178,545   $3,142,419  $3,233,729
Statutory underwriting result                  (227,070)   (152,703)    (143,317)   (143,599)    (557,463)   (170,894)
GAAP underwriting result                       (216,160)   (103,045)    (113,008)   (150,255)    (566,886)   (163,782)
Net investment income                           794,901     731,096      674,818     646,396      642,301     640,856
Pretax operating earnings                       477,535     577,509      524,742     457,752       20,781     451,184
Pretax income                                   686,084     651,912      560,709     507,181       81,132     486,063

Statutory combined ratio:
 Loss and loss expense ratio                       74.6        72.1         72.1        72.5         85.6        75.2
 Underwriting expense ratio                        30.9        29.7         30.2        32.0         32.2        29.4
                                                  -----       -----        -----       -----        -----       -----
 Combined ratio                                   105.5       101.8        102.3       104.5        117.8       104.6
Combined ratio including
  policyholders' dividends                        105.7       102.0        102.3       104.7        118.2       105.0



Eleven-year Summary of Selected Financial Data
The St. Paul Companies
                                                  Year ended December 31
(Dollars in thousands)                             1990        1989         1988        1987         1986

                                                   ----        ----         ----        ----         ----
CONSOLIDATED
Revenues from continuing operations         $ 3,691,811 $ 3,507,117  $ 3,397,564 $ 3,296,241  $ 3,120,549
Operating earnings from
  continuing operations                         389,985     317,064      353,260     323,550      146,578
Net income (loss)                               391,270     398,158      355,257     356,523      217,115

INVESTMENT ACTIVITY
Net investment income                           628,359     622,587      568,505     527,317      449,906
Realized investment gains (losses),
  net of taxes                                    5,812      59,892        3,354      (5,489)       5,702
Change in unrealized appreciation of
  investments, net of taxes                     (67,558)     60,045       20,428     (19,959)     (13,396)

OTHER SELECTED FINANCIAL DATA
(As of December 31)

Total assets                                 12,862,538  12,126,981   11,186,778   9,531,050    8,459,565
Debt                                            473,829     293,802      417,140      96,576      344,299
Common shareholders' equity                   2,196,371   2,349,254    2,015,219   1,711,362    1,440,565
Common shares outstanding                    84,468,058  98,607,762   92,728,168  92,603,714   92,495,700

PER COMMON SHARE DATA

Operating earnings from
  continuing operations                           4.14         3.24         3.67        3.39         1.64
Net income (loss)                                 4.16         4.06         3.69        3.73         2.38
Book value                                       26.00        23.82        21.73       18.48        15.57
Year-end market price                            31.38        29.57        21.75       23.00        20.13
Cash dividends declared                           1.20         1.10         1.00        0.88         0.75

Operating Earnings Return on
  Beginning Common Equity                        16.3%         11.6%        20.6%       22.5%        14.5%
Net Income Return on Beginning
  Common Equity                                  16.3%         14.6%        20.8%       24.7%        21.4%



                                                      Year ended December 31
(Dollars in thousands)                             1990        1989         1988        1987         1986
                                                   ----        ----         ----        ----         ----
UNDERWRITING

Written premiums                             $3,052,032  $2,807,223   $2,690,536  $2,704,165   $2,556,425
Statutory underwriting result                  (141,751)   (207,977)     (92,741)   (145,061)    (265,105)
GAAP underwriting result                       (120,730)   (196,378)     (90,209)   (127,066)    (275,184)
Net investment income                           629,242     614,119      548,766     498,251      431,594
Pretax operating earnings                       457,161     364,352      420,339     358,493      142,532
Pretax income                                   466,731     456,167      424,187     351,358      151,552

Statutory combined ratio:
 Loss and loss expense ratio                       73.2        75.7         73.6        76.2         82.0
 Underwriting expense ratio                        30.0        30.5         30.0        28.9         27.9
                                                  -----       -----        -----       -----        -----
 Combined ratio                                   103.2       106.2        103.6       105.1        109.9
Combined ratio including
  policyholders' dividends                        104.2       106.6        104.0       105.3        110.5


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


/s/ Douglas W. Leatherdale   /s/ Howard E. Dalton
    ----------------------       ----------------
    Douglas W. Leatherdale       Howard E. Dalton
    Chairman, President and      Senior Vice President
    Chief Executive Officer      Chief Accounting Officer

Independent Auditors' Report

The Board of Directors and Shareholders
The St. Paul Companies, Inc.:

We have audited the accompanying consolidated balance sheets of The St. Paul Companies, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

 In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The St. Paul Companies, Inc. and subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.


/s/ KPMG Peat Marwick LLP
    ---------------------
    KPMG Peat Marwick LLP


Minneapolis, Minnesota
January 27, 1997

The St. Paul Companies
Consolidated Statements of Income
                                                Year ended December 31
                                        -----------------------------------
(in thousands)                               1996         1995         1994
                                             ----         ----         ----
REVENUES
Premiums earned                        $4,448,248   $3,971,329   $3,412,081
Net investment income                     807,305      740,912      673,272
Investment banking-asset management       219,922      221,007      211,789
Realized investment gains                 218,525       84,572       41,974
Other                                      40,156       38,379       29,318
                                        ---------    ---------    ---------
   Total revenues                       5,734,156    5,056,199    4,368,434
                                        ---------    ---------    ---------

EXPENSES
Insurance losses and loss
 adjustment expenses                    3,318,301    2,864,307    2,461,698
Policy acquisition expenses               975,456      856,979      753,946
Operating and administrative              741,263      665,588      579,265
                                        ---------    ---------    ---------
   Total expenses                       5,035,020    4,386,874    3,794,909
                                        ---------    ---------    ---------
   Income from continuing
     operations before income taxes       699,136      669,325      573,525
Income tax expense (benefit):
 Federal current                          114,035      182,422      154,034
 Other                                     27,243      (50,945)     (40,511)
                                        ---------    ---------    ---------
   Total income tax expense               141,278      131,477      113,523
                                        ---------    ---------    ---------
   Income from continuing operations      557,858      537,848      460,002
Discontinued operations:
 Operating loss, net of taxes             (19,216)     (16,639)     (17,174)
 Loss on disposal, net of taxes           (88,543)           -            -
                                        ---------    ---------    ---------
   Loss from discontinued operations     (107,759)     (16,639)     (17,174)
                                        ---------    ---------    ---------
   Net Income                          $  450,099   $  521,209   $  442,828
                                        =========    =========    =========

PRIMARY EARNINGS PER COMMON SHARE
 Income from continuing operations     $     6.49   $     6.19   $     5.32
 Loss from discontinued operations          (1.27)       (0.20)       (0.20)
                                        ---------    ---------    ---------
   Net Income                          $     5.22   $     5.99   $     5.12
                                        =========    =========    =========

FULLY DILUTED EARNINGS PER COMMON SHARE
Income from continuing operations      $     6.10   $     5.86   $     5.12
Loss from discontinued operations           (1.17)       (0.18)       (0.19)
                                        ---------    ---------    ---------
   Net Income                          $     4.93   $     5.68   $     4.93
                                        =========    =========    =========


See notes to consolidated financial statements.

The St. Paul Companies
Consolidated Balance Sheets                               December 31
                                                      -------------------
(In thousands)                                         1996          1995
                                                       ----          ----
ASSETS
Investments:
 Fixed maturities                               $11,944,085   $10,372,890
 Equities                                           808,295       711,471
 Real estate                                        693,910       611,656
 Venture capital                                    586,222       388,599
 Other investments                                   43,311        42,776
 Short-term investments                             289,793       430,719
                                                 ----------    ----------
   Total investments                             14,365,616    12,558,111
Cash                                                 37,214        25,475
Investment banking inventory securities             143,594       249,662
Reinsurance recoverables:
 Unpaid losses                                    1,890,105     1,853,817
 Paid losses                                         68,692        74,568
Receivables:
 Underwriting premiums                            1,558,967     1,316,560
 Interest and dividends                             213,883       195,764
 Other                                              104,865        91,334
Deferred policy acquisition expenses                401,768       372,174
Ceded unearned premiums                             243,663       226,943
Deferred income taxes                               908,220       521,864
Office properties and equipment                     281,093       297,384
Goodwill                                            167,338       123,130
Other assets                                        295,958       612,508
                                                 ----------    ----------
   Total Assets                                 $20,680,976   $18,519,294
                                                 ==========    ==========

LIABILITIES
Insurance reserves:
 Losses and loss adjustment expenses            $11,673,148   $10,247,070
 Unearned premiums                                2,566,551     2,361,028
                                                 ----------    ----------
   Total insurance reserves                      14,239,699    12,608,098
Debt                                                689,141       697,045
Payables:
 Reinsurance premiums                               181,524       170,902
 Income taxes                                       219,081       139,058
 Accrued expenses and other                         484,062       484,605
Other liabilities                                   656,649       482,465
                                                 ----------    ----------
   Total Liabilities                             16,470,156    14,582,173
                                                 ----------    ----------
Company-obligated mandatorily redeemable
preferred securities of St. Paul Capital L.L.C.     207,000       207,000
                                                 ----------    ----------
SHAREHOLDERS' EQUITY
Preferred:
 Convertible preferred stock                        142,131       144,165
 Guaranteed obligation - PSOP                      (126,068)     (133,293)
                                                 ----------    ----------
   Total Preferred Shareholders' Equity              16,063        10,872
                                                 ----------    ----------
Common:
 Common stock                                       475,710       460,458
 Retained earnings                                2,935,928     2,704,075
 Guaranteed obligation - ESOP                       (20,353)      (32,294)
 Unrealized appreciation of investments             616,968       627,791
 Unrealized loss on foreign currency translation    (20,496)      (40,781)
                                                 ----------    ----------
   Total Common Shareholders' Equity              3,987,757     3,719,249
                                                 ----------    ----------
   Total Shareholders' Equity                     4,003,820     3,730,121
                                                 ----------    ----------
   Total Liabilities, Redeemable Preferred
    Securities and Shareholders' Equity         $20,680,976   $18,519,294
                                                 ==========    ==========
See notes to consolidated financial statements.

The St. Paul Companies
Consolidated Statements of Shareholders' Equity

                                                   Year ended December 31
                                                  -----------------------
(In thousands)                                  1996       1995       1994
                                                ----       ----       ----
PREFERRED SHAREHOLDERS' EQUITY
Series B convertible preferred stock:
 Beginning of year                         $ 144,165  $ 146,102  $ 147,608
 Redemptions during the year                  (2,034)    (1,937)    (1,506)
                                            --------   --------   --------
   End of year                               142,131    144,165    146,102
                                            --------   --------   --------
Guaranteed obligation - PSOP:
 Beginning of year                          (133,293)  (141,567)  (148,929)
 Principal payments                            7,225      8,274      7,362
                                            --------   --------   --------
   End of year                              (126,068)  (133,293)  (141,567)
                                            --------   --------   --------
   Total Preferred Shareholders' Equity       16,063     10,872      4,535
                                            --------   --------   --------
COMMON SHAREHOLDERS' EQUITY
Common stock:
 Beginning of year                           460,458    445,222    438,559
 Stock issued under stock incentive plans     21,393     19,481     11,130
 Stock issued for acquisition                  1,664          -          -
 Reacquired common shares                     (7,805)    (4,245)    (4,467)
                                            --------   --------   --------
   End of year                               475,710    460,458    445,222
                                            --------   --------   --------
Retained earnings:
 Beginning of year                         2,704,075  2,362,286  2,082,832
 Net income                                  450,099    521,209    442,828
 Dividends declared on common stock,
   $1.76 per share in 1996 ($1.60 in
   1995 and $1.50 in 1994)                  (145,956)  (133,956)  (124,921)
 Dividends declared on
  preferred stock, net of taxes               (8,664)    (8,582)    (8,448)
 Reacquired common shares                    (67,445)   (38,291)   (30,005)
 Tax benefit on employee
   stock options and awards                    3,819      1,409          -
                                           ---------  ---------  ---------
   End of year                             2,935,928  2,704,075  2,362,286
                                           ---------  ---------  ---------
Guaranteed obligation - ESOP:
 Beginning of year                           (32,294)   (44,410)   (56,005)
 Principal payments                           11,941     12,116     11,595
                                           ---------  ---------  ---------
   End of year                               (20,353)   (32,294)   (44,410)
                                           ---------  ---------  ---------
Unrealized appreciation of investments,
 net of taxes:
 Beginning of year                           627,791     13,948    588,844
 Change for the year                         (10,823)   613,843   (574,896)
                                           ---------  ---------  ---------
   End of year                               616,968    627,791     13,948
                                           ---------  ---------  ---------
Unrealized loss on foreign currency
 translation, net of taxes:
 Beginning of year                           (40,781)   (44,112)   (49,102)
 Currency translation adjustments             (5,309)     3,331      4,990
 Realized loss relating to
  discontinued operations                     25,594          -          -
                                           ---------  ---------  ---------
   End of year                               (20,496)   (40,781)   (44,112)
                                           ---------  ---------  ---------
   Total Common Shareholders' Equity       3,987,757  3,719,249  2,732,934
                                           ---------  ---------  ---------
   Total Shareholders' Equity             $4,003,820 $3,730,121 $2,737,469
                                           =========  =========  =========

See notes to consolidated financial statements.

The St. Paul Companies
Consolidated Statements of Cash Flows

                                                    Year ended December 31
                                                  --------------------------
(In thousands)                                    1996       1995       1994
                                                  ----       ----       ----
OPERATING ACTIVITIES
Underwriting:
 Net income                                  $ 551,293  $ 533,776  $ 452,756
 Adjustments:
   Change in net insurance reserves            344,259    753,543    445,791
   Change in underwriting premiums receivable  (56,347)  (217,877)   (89,147)
   Deferred tax benefit                        (11,542)   (55,192)   (36,085)
   Realized investment gains                  (208,549)   (74,403)   (35,967)
   Other                                       254,541    (61,509)   146,886
                                             ---------  ---------  ---------
     Total underwriting                        873,655    878,338    884,234
                                             ---------  ---------  ---------
Investment banking-asset management:
 Net income                                     56,601     54,746     44,196
 Adjustments:
   Change in inventory securities              107,453   (103,016)   156,823
   Change in short-term borrowings             (25,000)    25,000    (80,383)
   Change in short-term investments               (457)    45,659    (94,968)
   Change in open security transactions         (1,205)   (10,138)    10,879
   Other                                         2,694     25,642     21,051
                                             ---------  ---------  ---------
     Total investment banking-
       asset management                        140,086     37,893     57,598
                                             ---------  ---------  ---------
Parent company, consolidating eliminations
  and discontinued operations:
 Net loss                                     (157,795)   (67,313)   (54,124)
 Adjustments:
   Provision for loss on
    disposal, net of taxes                      88,543          -          -
   Realized investment gains                    (9,976)   (10,169)    (6,007)
   Other                                        35,135     67,397     18,419
                                             ---------  ---------  ---------
     Total parent company, consolidating
      eliminations and discontinued
       operations                              (44,093)   (10,085)   (41,712)
                                             ---------  ---------  ---------
     Net Cash Provided by
        Operating Activities                   969,648    906,146    900,120
                                             ---------  ---------  ---------
INVESTING ACTIVITIES
Purchases of investments                    (3,148,120)(2,857,778)(2,087,104)
Proceeds from sales and
  maturities of investments                  2,486,056  1,991,357  1,465,668
Change in short-term investments               141,647     (6,116)   (66,783)
Change in open security transactions           (35,556)     6,516     (6,156)
Net purchases of office
 properties and equipment                      (38,454)   (41,614)   (49,338)
Purchase of Northbrook Holdings, Inc.,
 net of cash acquired                         (184,568)         -          -
Other                                           32,504    (56,809)   (16,312)
                                             ---------  ---------  ---------
     Net Cash Used in Investing Activities    (746,491)  (964,444)  (760,025)
                                             ---------  ---------  ---------
FINANCING ACTIVITIES
Dividends paid on common and preferred stock  (155,268)  (144,662)  (136,062)
Proceeds from issuance of debt                  46,220    193,002     87,721
Repayment of debt                              (17,711)  (125,446)   (20,350)
Repurchase of common shares                    (74,217)   (41,714)   (34,150)
Proceeds from issuance of company-
 obligated mandatorily redeemable preferred
 securities of St. Paul Capital L.L.C.               -    207,000          -
Other                                          (10,442)   (25,216)   (26,855)
                                             ---------  ---------  ---------
     Net Cash Provided by
      (Used in) Financing Activities          (211,418)    62,964   (129,696)
                                             ---------  ---------  ---------
     Increase in Cash                           11,739      4,666     10,399
                                             ---------  ---------  ---------
Cash at beginning of year                       25,475     20,809     10,410
                                             ---------  ---------  ---------
     Cash at End of Year                     $  37,214  $  25,475  $  20,809
                                             =========  =========  =========

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The St. Paul Companies


NOTE 1 - Summary of Significant Accounting Policies

Accounting Principles - We prepare our financial statements in accordance with generally accepted accounting principles
(GAAP). We follow the accounting standards established by the Financial Accounting Standards Board and the American
Institute of Certified Public Accountants.

Consolidation - We combine our financial statements with those of our subsidiaries and present them on a consolidated basis. The consolidated financial statements do not include the results of material transactions between us and our subsidiaries or among our subsidiaries. We record the results of our foreign underwriting operations on a one-quarter lag.

Discontinued Operations - In 1996, we decided to exit the insurance brokerage business. As a result, we no longer include the financial statements of our insurance brokerage operations with our other subsidiaries. The financial statements presented reflect insurance brokerage results as discontinued operations.

Reclassifications - We reclassified some figures in our 1995 and 1994 financial statements and notes to conform with the 1996 presentation. These reclassifications had no effect on net income, or common or preferred shareholders' equity, as previously reported for those years.

Use of Estimates - We make estimates and assumptions that have an effect on the amounts that we report in our financial statements. Our most significant estimates are those relating to our reserves for losses and loss adjustment expenses. We continually review our estimates and make adjustments as necessary, but actual results could turn out significantly different than what we envisioned when we made these estimates.

Stock Split - In 1994, we executed a 2-for-1 stock split.
All references in these financial statements and related notes to per-share amounts and to the number of shares of common stock reflect the effect of this stock split on all periods presented.

ACCOUNTING FOR OUR UNDERWRITING OPERATIONS

Premiums Earned - Premiums on insurance policies are our largest source of revenue. We reflect the premiums as revenues evenly over the policy terms. We record the premiums that we have not yet recognized as revenues as unearned premiums on our balance sheet.

Insurance Losses and Loss Adjustment Expenses - Losses represent the amounts we paid or expect to pay to claimants for events that have occurred. The costs of investigating, resolving and processing these claims are known as loss adjustment expenses. We record these items on our statement of income net of reinsurance, meaning that we reduce our gross losses and loss expenses incurred by the amounts we will recover under reinsurance contracts.

 We establish reserves for the estimated total unpaid cost of losses and loss expenses, which cover events that occurred in 1996 and prior years. These reserves reflect our estimates of the total cost of claims that were reported to us, but not yet paid, and the cost of claims incurred but not yet reported to us (IBNR). Our estimates consider such variables as past loss experience, current claim trends and the prevailing social, economic and legal environments. We reduce our loss reserves for estimated amounts of salvage and subrogation. Estimated amounts recoverable from reinsurers on unpaid losses and loss adjustment expenses are reflected as assets.

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

ACCOUNTING FOR OUR INVESTMENT BANKING-ASSET MANAGEMENT OPERATIONS

The John Nuveen Company comprises our investment banking-asset management segment. We held a 78% interest in Nuveen on Dec. 31, 1996 and 1995. Nuveen develops and markets tax-free open-end and closed-end (exchange-traded) managed funds and provides investment advice to and manages the business affairs of the Nuveen family of managed funds. They also underwrite and trade municipal bonds and tax-free unit investment trusts (UITs). They hold in inventory municipal bonds and UITs that will be sold to individuals or security dealers. Those inventory securities are carried at market value.

 Nuveen's revenues include investment advisory fees, revenues from the distribution of UITs and managed fund investment products, gains and losses from the sale of inventory securities, and unrealized gains and losses on inventory securities held.

 We consolidate 100% of Nuveen's assets, liabilities, revenues and expenses, with reductions on the balance sheet and statement of income for the minority shareholders' proportionate interest in Nuveen's equity and earnings.
Minority interest of $59.9 million and $71.4 million was recorded in other liabilities at the end of 1996 and 1995, respectively.

 Nuveen repurchased and retired 3.8 million of its common shares in 1996 for a total cost of $101.1 million. The repurchases were proportioned between us and minority shareholders to maintain our 78% ownership of Nuveen.
Our proceeds from the Nuveen repurchases totaled
$74.0 million.

ACCOUNTING FOR OUR INVESTMENTS

Fixed Maturities - Our entire fixed maturity investment portfolio is classified as available-for-sale. Accordingly, we carry that portfolio on our balance sheet at estimated market value.

Equities - Our equity securities are also classified as available-for-sale and carried at estimated market value.

Real Estate - Our real estate investments primarily consist of commercial buildings that we own directly or in which we have a partial interest through joint ventures with other investors.

 For direct investments, we carry land at cost and buildings at cost less accumulated depreciation and valuation adjustments. We depreciate real estate assets on a straight-line basis over 40 years. Tenant improvements are amortized over the term of the corresponding lease. The accumulated depreciation of our real estate investments was $81.8 million and $68.8 million at Dec. 31, 1996 and 1995, respectively.

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

Realized Investment Gains and Losses - We record the cost of each individual investment so that when we sell any of them, we are able to identify and record the gain or loss on that transaction on our statement of income.

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

GOODWILL

Goodwill is the excess of the amount we paid to acquire a company over the fair value of its net assets, reduced by amortization and any subsequent valuation adjustments. We amortize goodwill over periods of up to 15 years. The accumulated amortization of goodwill was $113.3 million and $88.0 million at Dec. 31, 1996 and 1995, respectively.

 We monitor the value of our goodwill based on our estimates of discounted future earnings. If we determine that our goodwill has been impaired, we reduce its carrying value with a corresponding charge to expenses.

OFFICE PROERTIES AND EQUIPMENT

We carry office properties and equipment at depreciated cost. We depreciate these assets on a straight-line basis over the estimated useful lives of the assets. The accumulated depreciation for office properties and equipment was $217.5 million and $194.7 million at the end of 1996 and 1995, respectively.

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

SUPPLEMENTAL CASH FLOW INFORMATION

We paid interest of $48.4 million in 1996, $44.5 million in 1995 and $40.0 million in 1994. We paid federal income taxes of $91.5 million in 1996, $184.4 million in 1995 and $122.7 million in 1994. Federal tax payments in 1995 included $45 million in taxes and interest for a partial settlement with the IRS regarding certain issues raised in its audit of our consolidated tax returns for the years 1991 through 1994.

NOTE 2 - Earnings per Common Share

Earnings per common share (EPS) amounts were calculated by dividing net income, as adjusted, by the adjusted average common shares outstanding.

(In thousands)                                    Year ended December 31
                                                  ----------------------
                                                 1996      1995      1994
                                                 ----      ----      ----
PRIMARY
Net income, as reported                      $450,099  $521,209 $ 442,828
PSOP preferred dividends
 declared (net of taxes)                       (8,664)   (8,582)   (8,448)
Premium on preferred shares redeemed           (1,033)     (823)        -
                                              -------   -------   -------
 Net income, as adjusted                     $440,402  $511,804  $434,380
                                              =======   =======   =======
FULLY DILUTED
Net income, as reported                      $450,099  $521,209  $442,828
Additional PSOP expense
 (net of taxes) due to assumed
 conversion of preferred stock                 (3,015)   (3,477)   (3,782)
Dividends on monthly income preferred
 securities (net of taxes)                      8,073     5,046         -
Premium on preferred shares redeemed           (1,033)     (823)        -
                                              -------   -------   -------
 Net income, as adjusted                     $454,124  $521,955  $439,046
                                              =======   =======   =======

ADJUSTED AVERAGE COMMON SHARES OUTSTANDING
Primary                                        84,419    85,399    84,816
Fully diluted                                  92,040    91,843    89,067


 Adjusted average common shares outstanding include the common and common equivalent shares outstanding for the year and, for fully diluted EPS, common shares that would be issuable upon conversion of PSOP preferred stock and the company-obligated mandatorily redeemable preferred securities of St. Paul Capital L.L.C.(monthly income preferred securities).

NOTE 3 - Investments

Valuation of Investments - The following presents the cost, gross unrealized appreciation and depreciation, and estimated market value of our investments in fixed maturities, equities and venture capital.

(In thousands)                                 December 31, 1996
                                 --------------------------------------------
                                               Gross        Gross    Estimated
                                          Unrealized   Unrealized       Market
                                 Cost   Appreciation Depreciation        Value
                                -----   ------------ ------------    ---------
Fixed maturities:
 U.S. government          $ 2,401,760     $   56,345     $(13,139) $ 2,444,966
 States and political
  subdivisions              4,992,485        300,755       (5,274)   5,287,966
 Foreign governments        1,077,869         59,421      (11,684)   1,125,606
 Corporate securities       1,546,721         48,262       (8,721)   1,586,262
 Mortgage-backed securities 1,466,168         39,452       (6,335)   1,499,285
                            ---------     ----------     --------   ----------
  Total fixed maturities   11,485,003        504,235      (45,153)  11,944,085
Equities                      621,880        193,002       (6,587)     808,295
Venture capital               293,837        308,858      (16,473)     586,222
                           ----------     ----------     --------   ----------
  Total                   $12,400,720     $1,006,095     $(68,213) $13,338,602
                           ==========     ==========     ========   ==========

(In thousands)                                 December 31, 1995
                                 ---------------------------------------------
                                               Gross        Gross    Estimated
                                          Unrealized   Unrealized       Market
                                 Cost   Appreciation Depreciation        Value
                                 ----  ------------- ------------   ----------
Fixed maturities:
 U.S. government          $ 2,087,057       $120,093     $ (1,153) $ 2,205,997
 States and political
  subdivisions              4,295,822        370,910         (839)   4,665,893
 Foreign governments          893,677         42,605       (6,288)     929,994
 Corporate securities       1,348,506         85,458       (4,574)   1,429,390
 Mortgage-backed securities 1,089,891         53,283       (1,558)   1,141,616
                           ----------      ---------     --------   ----------
  Total fixed maturities    9,714,953        672,349      (14,412)  10,372,890
Equities                      551,031        166,653       (6,213)     711,471
Venture capital               259,324        141,969      (12,694)     388,599
                           ----------      ---------     --------   ----------
  Total                   $10,525,308       $980,971     $(33,319) $11,472,960
                           ==========      =========     ========   ==========

Statutory Deposits - At Dec. 31, 1996, our underwriting operations had investments in fixed maturities with an estimated market value of $466.5 million on deposit with regulatory authorities, as required by law.

Fixed Maturities by Maturity Date - The following table presents the breakdown of our fixed maturities by years to maturity. Actual maturities may differ from those stated as a result of calls and prepayments.

(In thousands)                               December 31, 1996
                                         -------------------------
                                         Amortized       Estimated
                                              Cost    Market Value
                                         ---------    ------------

One year or less                       $   174,382     $   177,090
Over one year through five years         1,622,772       1,684,036
Over five years through 10 years         4,243,672       4,461,087
Over 10 years                            3,978,009       4,122,587
Mortgage-backed securities with
 various maturities                      1,466,168       1,499,285
                                        ----------      ----------
  Total                                $11,485,003     $11,944,085
                                        ==========      ==========



NOTE 4 - Investment Transactions

Investment Activity - Here is a summary of our investment purchases, sales and maturities.

(In thousands)                                  Year ended December 31
                                             ----------------------------
                                             1996        1995        1994
                                             ----        ----        ----
PURCHASES
Fixed maturities                       $1,885,428  $1,829,942  $1,235,653
Equities                                1,037,185     837,288     700,568
Real estate                               114,770     116,925      74,420
Venture capital                            94,891      66,247      66,622
Other investments                          15,846       7,376       9,841
                                        ---------   ---------   ---------
  Total purchases                       3,148,120   2,857,778   2,087,104
                                        ---------   ---------   ---------
PROCEEDS FROM SALES
 AND MATURITIES
Fixed maturities:
 Sales                                    506,999     326,382     181,126
 Maturities and
  redemptions                             730,612     709,104     533,292
Equities                                1,110,060     836,683     707,608
Real estate                                17,608      14,428       6,718
Venture capital                           118,011      87,512      28,817
Other investments                           2,766      17,248       8,107
                                        ---------   ---------   ---------
  Total sales and
   maturities                           2,486,056   1,991,357   1,465,668
                                        ---------   ---------   ---------
  Net purchases                        $  662,064  $  866,421  $  621,436
                                        =========   =========   =========

Net Investment Income - Here is a summary of our net investment income.

(In thousands)                                 Year ended December 31
                                             ----------------------------
                                             1996        1995        1994
                                             ----        ----        ----
Fixed maturities                         $738,396    $665,364    $626,263
Equities                                   15,655      14,644      12,984
Real estate                                36,260      32,830      28,049
Venture capital                               324        (171)     (1,849)
Other investments                          (2,142)       (965)        346
Short-term investments                     31,008      38,842      24,571
                                          -------     -------     -------
 Total                                    819,501     750,544     690,364
Investment expenses                       (12,196)     (9,632)    (17,092)
                                          -------     -------     -------
 Net investment income                   $807,305    $740,912    $673,272
                                          =======     =======     =======

Realized and Unrealized Investment Gains (Losses) -
The following summarizes our pretax realized investment gains and losses, and the change in unrealized appreciation of investments recorded in common shareholders' equity.

(In thousands)                                  Year ended December 31
                                             ----------------------------
                                             1996        1995        1994
                                             ----        ----        ----
PRETAX REALIZED
INVESTMENT GAINS (LOSSES)
Fixed maturities:
 Gross realized gains                    $  7,033    $  3,091    $  5,232
 Gross realized losses                     (8,236)     (5,728)     (1,849)
                                          -------     -------     -------
  Total fixed maturities                   (1,203)     (2,637)      3,383
                                          -------     -------     -------
Equities:
 Gross realized gains                     160,639      78,772      59,548
 Gross realized losses                    (31,282)    (29,548)    (38,626)
                                          -------     -------     -------
  Total equities                          129,357      49,224      20,922
                                          -------     -------     -------
Real estate:
 Gross realized gains                       2,678       2,305          21
 Gross realized losses                     (1,267)       (474)    (10,479)
                                          -------     -------     -------
  Total real estate                         1,411       1,831     (10,458)
                                          -------     -------     -------
Venture capital:
 Gross realized gains                     109,879      71,412      26,556
 Gross realized losses                    (23,868)    (33,237)     (8,940)
                                          -------     -------     -------
  Total venture capital                    86,011      38,175      17,616
                                          -------     -------     -------
Other investments                           2,949      (2,021)     10,511
                                          -------     -------     -------
  Total pretax realized
   investment gains                      $218,525    $ 84,572    $ 41,974
                                          =======     =======     =======

CHANGE IN UNREALIZED APPRECIATION

Fixed maturities                        $(198,855)  $ 742,626   $(847,554)
Equities                                   25,975     130,247     (30,106)
Venture capital                           163,110      59,880      (4,064)
                                        ---------   ---------   ---------
  Total change in
   pretax unrealized
   appreciation                            (9,770)    932,753    (881,724)
Change in deferred tax asset               (1,053)   (318,910)    306,828
                                        ---------   ---------   ---------
  Total change in
   unrealized appreciation,
   net of taxes                         $ (10,823)  $ 613,843   $(574,896)
                                        =========   =========   =========


NOTE 5 - Derivative Financial Instruments

Derivative financial instruments are defined as futures, forward, swap or option contracts and other financial instruments with similar characteristics. We have had limited involvement with these instruments for purposes of hedging against fluctuations in interest rates. All investments, including derivative instruments, have some degree of market and credit risk associated with them.
However, the market risk on our derivatives substantially offsets the market risk associated with fluctuations in interest rates. We minimize our credit risk by conducting derivative transactions only with reputable, investment-grade counter parties.

 We enter into interest rate swap agreements for the purpose of minimizing the effect of interest rate fluctuations on some of our debt and investments.

 We are party to an interest rate swap agreement that requires us to pay a fixed rate of 5.6% on $50 million of our outstanding floating rate commercial paper through 2000.
At Dec. 31, 1996 and 1995, the estimated market value of this swap agreement was an asset of $1.4 million and $200,000, respectively.

 At Dec. 31, 1995, we had investments in perpetual floating rate notes totaling $35 million, and we were party to interest rate swap agreements for notional amounts equaling this total at that date. We recorded the market value of these agreements on our balance sheet. The market value represents the asset that would be realized, or the liability that would be incurred, had the agreements been terminated at the balance sheet date. At Dec. 31, 1995, we recorded an asset of $941,000 associated with these agreements. At Dec. 31, 1996, we had no investments in perpetual floating rate notes, nor were we party to any related interest rate swap agreements.

NOTE 6 - Reserves for Losses and Loss Adjustment Expenses


Reconciliation of Loss Reserves - The following table represents a reconciliation of beginning and ending consolidated insurance loss and loss adjustment expense
(LAE) reserves for each of the last three years.

(In thousands)                                Year ended December 31
                                         ---------------------------------
                                         1996          1995           1994
                                         ----          ----           ----
Loss and LAE reserves at
 beginning of year,
 as reported                      $10,247,070   $ 9,423,429    $ 9,185,191
Less reinsurance recoverables
 on unpaid losses at
 beginning of year                 (1,853,817)   (1,533,250)    (1,545,026)
                                   ----------     ---------      ---------
 Net loss and LAE reserves
  at beginning of year              8,393,253     7,890,179      7,640,165
Net reserves of acquired
 companies                          1,015,826        12,329              -
Provision for losses and LAE
 for claims incurred:
 Current year                       3,570,545     3,112,193      2,790,164
 Prior years                         (252,244)     (247,886)      (328,466)
                                    ---------     ---------      ---------
  Total incurred                    3,318,301     2,864,307      2,461,698
                                    ---------     ---------      ---------
Losses and LAE payments
 for claims incurred:
 Current year                      (1,101,077)     (783,633)      (667,255)
 Prior years                       (1,839,463)   (1,590,701)    (1,566,083)
                                    ---------     ---------      ---------
  Total paid                       (2,940,540)   (2,374,334)    (2,233,338)
                                    ---------     ---------      ---------
Unrealized foreign
 exchange (gain) loss                  (3,797)          772         21,654
                                    ---------     ---------      ---------
 Net loss and LAE
  reserves at end of year           9,783,043     8,393,253      7,890,179

Plus reinsurance recoverables on
 unpaid losses at end of year       1,890,105     1,853,817      1,533,250
                                   ----------    ----------      ---------
 Loss and LAE reserves at
  end of year, as reported        $11,673,148   $10,247,070     $9,423,429
                                   ==========    ==========      =========

Environmental and Asbestos Reserves - Our underwriting operations continue to receive claims under policies written many years ago alleging injuries from environmental pollution or alleging covered property damages for the cost to clean up polluted sites. We have also received asbestos claims arising out of product liability coverages under general liability policies.

 The following table summarizes the environmental and asbestos reserves reflected in our consolidated balance sheet at Dec. 31, 1996 and 1995. Amounts in the "net" column are reduced by reinsurance.

(In thousands)                                      December 31
                                        -----------------------------------
                                              1996                 1995
                                      ------------------    -----------------
                                        Gross        Net      Gross       Net

Environmental                        $581,000   $368,000   $528,000  $319,000
Asbestos                              278,000    169,000    283,000   158,000
                                      -------    -------    -------   -------

 Total environmental and
  asbestos reserves                  $859,000   $537,000   $811,000  $477,000
                                      =======    =======    =======   =======

NOTE 7 - Income Taxes

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

Income Tax Expense (Benefit) - Income tax expense or benefits are recorded in various places in our financial statements. A summary of the amounts and places follows:

(In thousands)                                Year ended December 31
                                           ----------------------------
                                           1996        1995        1994
                                           ----        ----        ----
STATEMENTS OF INCOME
Expense on
 continuing operations                 $141,278    $131,477    $113,523
Expense on
 discontinued operations                    401       3,547       7,227
Benefit on loss on disposal            (291,493)          -           -
                                        -------     -------     -------
  Total income tax expense
   (benefit) included in
   statements of income                (149,814)    135,024     120,750
                                        -------     -------     -------

COMMON SHAREHOLDERS' EQUITY
Benefit for deductions relating to:
 Dividends on unallocated
  ESOP and PSOP shares                   (3,626)     (4,094)     (4,578)
 Employee stock options
  and awards                             (3,819)     (1,409)          -
Deferred expense (benefit)
 for the change in unrealized
 appreciation of investments
 and unrealized foreign
 exchange                                (1,561)    319,195    (308,073)

  Total income tax expense
   (benefit) included in
   common shareholders'
   equity                                (9,006)    313,692    (312,651)
                                       --------     -------     -------
  Total income tax expense
   (benefit) included in
   financial statements               $(158,820)   $448,716   $(191,901)
                                       ========     =======    ========

Components of Income Tax Expense - The components of income tax expense on continuing operations are as follows:

(In thousands)                              Year ended December 31
                                           ----------------------------
                                           1996        1995        1994
                                           ----        ----        ----
Federal current tax expense            $114,035    $182,422    $154,034
Federal deferred tax benefit             (1,185)    (58,330)    (47,390)
                                        -------     -------     -------
 Total federal income
  tax expense                           112,850     124,092     106,644
Foreign income taxes                     22,074       1,791       1,680
State income taxes                        6,354       5,594       5,199
                                        -------     -------     -------
 Total income tax expense
  on continuing operations             $141,278    $131,477    $113,523
                                        =======     =======     =======

Our Tax Rate is Different from the Statutory Rate -
Our total federal income tax expense differs from the statutory rate of 35% of pretax income as shown in the following table:

(In thousands)                               Year ended December 31
                                          -----------------------------
                                           1996        1995        1994
                                           ----        ----        ----
Federal income tax expense
 at statutory rates                    $244,698    $234,264    $200,734
Increase (decrease) attributable to:
 Nontaxable investment
  income                                (94,156)    (83,395)    (87,630)
 Foreign operations                     (22,915)    (12,050)    (11,168)
 Other                                  (14,777)    (14,727)      4,708
                                        -------     -------     -------
   Federal income tax
    expense                            $112,850    $124,092    $106,644
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

(In thousands)                                     December 31
                                              ---------------------
                                              1996             1995
                                              ----             ----
DEFERRED TAX ASSETS
Loss reserves                           $  808,248       $  735,808
Loss on disposal of insurance
 brokerage operations                      370,900                -
Unearned premium reserves                  172,382          141,882
Deferred compensation                       78,006           83,543
Other                                      181,065          153,785
                                         ---------        ---------
  Total gross deferred tax assets        1,610,601        1,115,018
Less valuation allowance                   (72,879)         (21,084)
                                         ---------        ---------
  Net deferred tax assets                1,537,722        1,093,934
                                         ---------        ---------
DEFERRED TAX LIABILITIES
Unrealized appreciation of investments     325,824          325,694
Deferred acquisition costs                 135,455          124,178
Real estate                                 43,125           47,404
Other                                      125,098           74,794
                                         ---------        ---------
  Total gross deferred tax liabilities     629,502          572,070
                                         ---------        ---------
  Deferred income taxes                 $  908,220       $  521,864
                                         =========        =========

 If we believe that all of our deferred tax assets will not result in future tax benefits, we must establish a "valuation allowance" for the portion of these assets that we think will not be realized. The net change in the valuation allowance for deferred tax assets was an increase of $51.8 million in 1996 and a decrease of $20.7 million in 1995, relating to our foreign underwriting operations for both years and our provision for loss on disposal of insurance brokerage operations in 1996. Based upon a review of our refundable taxes, anticipated future earnings, and all other available evidence, both positive and negative, we have concluded it is "more likely than not" that our net deferred tax assets will be realized.

Undistributed Earnings of Subsidiaries - U.S. income taxes have not been provided on $10.0 million of our foreign operations' undistributed earnings as of Dec. 31, 1996, as such earnings are intended to be permanently reinvested in those operations. Furthermore, any taxes paid to foreign governments on these earnings may be used as credits against the U.S. tax on any dividend distributions from such earnings.

 We have not provided taxes on approximately $131.0 million of undistributed earnings related to our majority ownership of The John Nuveen Company as of Dec. 31, 1996, because we currently do not expect those earnings to become taxable to us.

IRS Examinations - The Internal Revenue Service has examined our consolidated returns through 1992 and is currently examining the years 1993 and 1994. We believe that any additional taxes assessed as a result of these examinations would not materially affect our overall financial position, results of operations or liquidity.


NOTE 8 - Capital Structure

The following summarizes our capital structure:
(In thousands)                                   December 31
                                             ---------------------
                                             1996             1995
                                             ----             ----
Debt                                   $  689,141       $  697,045
Company-obligated mandatorily
 redeemable preferred securities
 of St. Paul Capital L.L.C.               207,000          207,000
Preferred shareholders' equity             16,063           10,872
Common shareholders' equity             3,987,757        3,719,249
                                        ---------        ---------
  Total capital                        $4,899,961       $4,634,166
                                        =========        =========
Ratio of debt to total capital                 14%              15%
                                        ---------        ---------
DEBT
 Debt consists of the following:
(In thousands)                                      December 31
                                        -----------------------------------
                                             1996               1995
                                         Book      Fair      Book      Fair
                                        Value     Value     Value     Value
                                        ------------------------------------
Medium-term notes                    $430,427  $435,500  $397,433  $419,500
Commercial paper                      131,610   131,610   149,629   149,629
9 3/8% notes                           99,994   101,500    99,982   105,300
Guaranteed ESOP debt                   13,890    14,000    25,001    26,200
Real estate mortgage                   13,220    13,220         -         -
Short-term borrowings                       -         -    25,000    25,000
                                      -------   -------   -------   -------
  Total debt                         $689,141  $695,830  $697,045  $725,629
                                      =======   =======   =======   =======

Fair Value - The fair value of our commercial paper and short-term borrowings approximates their book value because of their short-term nature. The fair value of the real estate mortgage approximates its book value because we entered into this debt near the end of 1996. For our other debt, which has longer terms and fixed interest rates, our fair value estimate is based on current interest rates available on debt securities in the market that have terms similar to ours.

Medium-term Notes - The medium-term notes bear interest rates ranging from 5.9% to 8.4%, with a weighted average rate of 7.1%. Maturities range from five to 15 years after the issuance date.

Commercial Paper - Our commercial paper is supported by a $400 million credit agreement that expires in 2000. The credit agreement requires us to stay below a certain ratio of debt to equity, maintain a stated amount of common shareholders' equity and meet certain other requirements. As of year-end 1996, we had not borrowed any funds under the agreement, and we were in compliance with all of its provisions.

 Interest rates on commercial paper issued in 1996 ranged from 5.1% to 6.6%; in 1995 the range was 5.4% to 6.6%; and in 1994 the range was 3.1% to 6.1%.

9 3/8% Notes - The 9 3/8% notes mature on June 15, 1997.

Guaranteed ESOP Debt - The guaranteed ESOP debt bears an interest rate of 7.95% and is due March 1, 1998. The ESOP's principal payments and related interest are funded quarterly through a combination of our contributions and dividends on shares held by the ESOP. We show this debt as our liability, because we guaranteed the debt.

Real Estate Mortgage - The real estate mortgage represents a portion of the $31 million purchase price of our investment in a warehouse complex in 1996. The mortgage bears a fixed interest rate of 6.7% and matures in November 2000.

Interest Expense - Our interest expense was $48.5 million in 1996, $46.2 million in 1995 and $39.5 million in 1994.

Maturities - The amount of debt that becomes due in each of the next five years is as follows: 1997, $111.1 million; 1998, $27.8 million; 1999, $20.0 million; 2000,
$144.8 million; and 2001, $45.5 million.

COMPANY-OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES
OF ST. PAUL CAPITAL L.L.C.

 In 1995, we issued, through St. Paul Capital L.L.C. (SPCLLC), 4,140,000 company-obligated mandatorily redeemable preferred securities, generating proceeds of $207 million. These securities are also known as convertible monthly income preferred securities (MIPS). The MIPS pay a monthly dividend at an annual rate of 6% of the liquidation preference of $50 per security. We directly or indirectly own all of the common securities of SPCLLC, a special purpose limited liability company which was formed for the sole purpose of issuing the MIPS. We have effectively fully and unconditionally guaranteed
SPCLLC's obligations under the MIPS. The MIPS are convertible into 0.8475 shares of our common stock (equivalent to a conversion price of $59 per share). The MIPS are redeemable after May 31, 1999, but we may redeem them before then upon the occurrence of certain events.

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

 The PSOP trust may at any time convert any or all of the preferred shares into shares of our common stock at a rate of four shares of common stock for each preferred share. Our board of directors has reserved a sufficient number of our authorized common shares to satisfy the conversion of all preferred shares issued to the PSOP trust and the redemption of preferred shares to meet employee distribution requirements. Upon the redemption of preferred shares, we issue shares of our common stock to the trust to fulfill the redemption obligations.

COMMON SHAREHOLDERS' EQUITY

Common Stock and Reacquired Shares - We are governed by the
Minnesota Business Corporation Act. All authorized shares of voting common stock have no par value. Shares of common stock reacquired are considered unissued shares.

 In 1994, our shareholders voted to amend the company's Restated Articles of Incorporation to increase the number of authorized shares of voting common stock to 240 million. The board of directors subsequently approved a 2-for-1 stock split, issuing one additional voting common share on June 6, 1994, for each outstanding share to shareholders of record on May 17, 1994.

 Our cost for reacquired shares in 1996, 1995 and 1994 was $74.2 million, $41.7 million and $34.2 million, respectively. We reduced our capital stock account for the cost of these repurchases in proportion to the percentage of shares reacquired, with the remainder of the cost charged to retained earnings. In 1996, we issued 28,748 shares of our common stock valued at $1.7 million as partial consideration for our acquisition of a Lloyd's of London managing agency.

 A summary of our common stock activity for the last three years is as follows:

(Shares)                                  Year ended December 31
                                      ------------------------------
                                      1996         1995         1994
                                      ----         ----         ----
Outstanding at beginning
 of year                        83,975,864   84,202,417    84,714,676
Shares issued:
 Stock incentive plans             542,169      534,096       344,756
 Conversion of preferred stock      56,047       17,543         3,125
 Acquisition                        28,748            -             -
Reacquired shares               (1,404,417)    (778,192)     (860,140)
                                ----------   ----------    ----------
Outstanding at end of year      83,198,411   83,975,864    84,202,417
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

Dividend Restrictions - We primarily depend on dividends from our subsidiaries to pay dividends to our shareholders, service our debt and pay expenses. Various state laws and regulations limit the amount of dividends we may receive from our U.S. underwriting subsidiary. In 1997, $477.3 million will be available for dividends free from such restrictions. During 1996, we received cash dividends of $186.5 million from our U.S. underwriting subsidiary, and a $30.8 million noncash dividend of a portion of its investment in The John Nuveen Company.


NOTE 9 - Retirement Plans

Pension Plans - We maintain funded defined benefit pension plans for most of our U.S. employees. Benefits are based on years of service and the employee's compensation while employed by the company. Pension benefits generally vest after five years of service.

 Our pension plans are noncontributory. This means that employees do not pay anything into the plans. Our funding policy is to contribute amounts sufficient to meet the minimum funding requirements of the Employee Retirement
Income Security Act and any additional amounts that may be necessary. This may result in no contribution being made in a particular year.

 Net periodic pension cost for our funded pension plans was $9.7 million, $13.9 million and $22.4 million for the years
1996, 1995 and 1994, respectively.

 The key components of our pension plans are summarized as follows:

(In thousands)                                       December 31
                                              ------------------------
                                              1996                1995
                                              ----                ----
FUNDED STATUS
Accumulated benefit obligation            $287,334            $288,680
Projected benefit obligation               368,158             367,707
Plan assets at fair value                  407,404             350,266

ASSUMPTIONS
Discount rate                                 7.25%               6.75%
Rate of increase in compensation              4.00                3.75
Expected rate of return on plan assets        9.00                9.00

 Plan assets are invested primarily in equities and fixed maturities and included 380,172 shares of our common stock with a market value of $22.3 million and $21.1 million at Dec. 31, 1996 and 1995, respectively.

 Employee Stock Ownership Plan - We maintain an ESOP for qualified U.S. employees. An ESOP trust was formed that borrowed funds to purchase shares of our stock for future allocation to qualified employees. As the principal of the ESOP trust loan is paid, a pro rata amount of our common stock is released for allocation to eligible participants. Dividends we pay on all shares held by the trust are used to pay the ESOP's obligations. In addition, we make contributions as needed to meet the ESOP's obligations.

 All shares held by the ESOP are considered outstanding for EPS computations, and dividends paid on all ESOP shares are charged to retained earnings. Our ESOP expense was reduced by the dividends we paid to the ESOP trust.

 We recorded ESOP expense of $6.2 million, $7.3 million and $8.3 million for the years 1996, 1995 and 1994, respectively.

 The ESOP allocated 498,715 shares in 1996, 500,834 shares in 1995 and 505,776 shares in 1994. The remaining 603,627 shares at Dec. 31, 1996, will be released for allocation annually through March 1, 1998.

Preferred Stock Ownership Plan - Our Savings Plus Preferred
Stock Ownership Plan (PSOP) allocates preferred shares semiannually to those employees participating in our Savings Plus Plan.
The allocation is equivalent to 60% of employees' contributions up to a maximum of 6% of their salary plus shares equal to the value of dividends on previously allocated shares. To finance the stock purchase for future allocation to qualified employees, the PSOP borrowed $150 million at 9.4% from our U.S. underwriting subsidiary. As the principal and interest of the trust's loan is paid, a pro rata amount of our preferred stock is released for allocation to participating employees. Each share pays a dividend of $11.72 annually and is currently convertible into four shares of common stock. Dividends on all shares held by the trust are used to pay the PSOP obligation. In addition to dividends paid to the trust, we make additional cash contributions to the PSOP as necessary in order to meet the PSOP's debt obligation.

 The common stock equivalent of all shares held by the PSOP is considered outstanding for fully diluted EPS computations, and dividends paid on all PSOP shares are charged to retained earnings. Our PSOP expense was reduced by the dividends we paid to the PSOP trust.

 We recorded PSOP expense of $7.8 million, $7.3 million and $10.7 million for the years 1996, 1995 and 1994, respectively.

 The PSOP allocated 60,803 shares in 1996, 59,998 shares in 1995 and 66,609 shares in 1994. The remaining 672,891 shares at Dec. 31, 1996, will be released for allocation annually through Jan. 31, 2005.

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

 Net periodic postretirement benefits cost was $11.4 million, $11.0 million and $12.5 million for the years 1996, 1995 and 1994, respectively.

 The key components of our postretirement benefits plans are summarized as follows:

(In thousands)                                           December 31
                                                    --------------------
                                                    1996            1995
                                                    ----            ----
FUNDED STATUS
Accumulated postretirement benefit obligation   $132,086        $134,497
Plan assets at fair value                         17,107          16,430

ASSUMPTIONS
Discount rate                                       7.50%           7.00%
Rate of increase in compensation                    4.00            3.75
Expected rate of return on plan assets              9.00            8.00

 A health care inflation rate of 7.5% was assumed to change to 7% in 1997, decrease annually to 5% in 2002 and then remain at that level. A 1% increase in the health care cost trend rate assumption would not have had a material impact on the accumulated postretirement benefit obligation or the expense for the year.

NOTE 10 - Stock Incentive Plans

We have made fixed stock option grants to certain U.S.-based company officers and outside directors. We also have made separate fixed option grants to certain employees of our non-U.S. operations. These plans are referred to as "fixed plans" because the measurement date for determining compensation costs is fixed on the date of grant. In 1996, we also made a one-time variable stock option grant to certain company officers. This was considered a "variable" grant because the measurement date is contingent upon future increases in the market price of our common stock. At the end of 1996, approximately
1,790,000 shares remained available for grant under our stock incentive plan.

 We follow the provisions of Accounting Principles Board
Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for our stock option plans. In 1996, we implemented the disclosure provisions required by Statement of Financial
Accounting Standards (SFAS) No. 123, "Accounting for Stock-
Based Compensation" for our option plans. SFAS No. 123 requires pro forma net income and earnings per share information, which is calculated assuming we had accounted for our stock option plans under the "fair value" method described in that Statement.

FIXED OPTION GRANTS
U.S.-based Plans - Our fixed option grants for certain U.S.- based company officers and outside directors give these individuals the right to buy our stock at the market price on the day the options were granted. Fixed stock options granted under the stock incentive plan adopted by our shareholders in May 1994 may be exercised between one and 10 years subsequent to the date of grant. Options granted under our option plan in effect prior to May 1994 may be exercised at any time up to 10 years after the grant date.

Non-U.S. Plans - We also have separate stock option plans for certain employees of our non-U.S. operations. The options granted under these plans were priced at the market price of our common stock on the grant date.
Generally, they can be exercised from three to 10 years after the grant date. Approximately 150,000 option shares remained available at year-end for future grants under our non-U.S. plans.

 The following table summarizes the activity for our fixed option plans for the last three years. All grants were made at fair value on the date of grant.

                                                               Weighted
                                              Option            Average
                                              Shares     Exercise Price
                                           ---------     --------------
Outstanding Jan. 1, 1994                   2,692,825             $32.66
Granted                                      554,100              40.85
Exercised                                   (241,626)             28.77
Canceled                                     (31,002)             34.70
                                           ---------             ------
Outstanding Dec. 31, 1994                  2,974,297              34.48
Granted                                      670,050              48.52
Exercised                                   (478,684)             33.11
Canceled                                     (12,667)             38.65
                                           ---------             ------
Outstanding Dec. 31, 1995                  3,152,996              37.65
Granted                                      773,100              54.04
Exercised                                   (441,037)             33.99
Canceled                                    (112,169)             35.92
                                           ---------             ------
Outstanding Dec. 31, 1996                  3,372,890             $41.95
                                           =========             ======

 The following table summarizes the options exercisable at the end of the last three years and the weighted average fair value of options granted during 1996 and 1995. The fair value of options is estimated on the date of grant using the Black-Scholes option-pricing model, with the following weighted-average assumptions used for grants in 1996 and 1995, respectively: dividend yield of 3.3% and 3.5%; expected volatility of 18.9% and 16.9%; risk-free interest rates of 6.3% and 7.1%; and an expected life of 7.2 years for both years. SFAS No. 123 does not require fair value calculations for grants made prior to 1995.

                                           1996       1995       1994
                                      ---------  ---------  ---------
Options exercisable at
 year-end                             2,545,540  2,404,446  2,347,497
Weighted average fair value
 of options granted
 during the year                         $12.27     $10.93        N/A

 The following tables summarize the status of fixed stock options outstanding and exercisable at Dec. 31, 1996:

                                             Options Outstanding
                                    ---------------------------------------
                                                      Weighted
                                                       Average       Weighted
Range of                            Number of        Remaining        Average
Exercise Prices                       Options Contractual Life Exercise Price
---------------                     --------- ---------------- --------------
$21.63 - 34.25                        957,123        3.6 years         $31.56
 35.00 - 43.00                        854,017        6.1 years          38.01
 43.19 - 50.88                      1,203,500        8.4 years          48.44
 52.75 - 58.00                        358,250        9.1 years          57.26
--------------                      ---------        ---------         ------
$21.63 - 58.00                      3,372,890        6.5 years         $41.95
==============                      =========        =========         ======

                                                Options Exercisable
                                    -----------------------------------------
                                                                     Weighted
                                                     Number of        Average
Range of Exercise Prices                               Options Exercise Price
------------------------                             --------- --------------
$21.63 - 34.25                                         957,123         $31.56
 35.00 - 43.00                                         810,017          37.88
 43.19 - 50.88                                         767,400          47.12
 52.75 - 58.00                                          11,000          52.75
--------------                                       ---------         ------
$21.63 - 58.00                                       2,545,540         $38.36
==============                                       =========         ======

VARIABLE STOCK OPTION GRANT
In 1996, we made a one-time variable option grant of 825,300 shares from our 1994 stock incentive plan to certain of our key officers. One-half of the options will vest when the market price of our stock reaches a 20-consecutive-day average of $100 per share. The remaining options will vest when our stock price reaches a 20-consecutive-day average of $110 per share. The exercise price of each option is equal to the market price of our stock on the grant date, which was $58.75. These options may be exercised between four and five years after the date of grant provided the stock price targets are achieved.

 All of the variable options granted in 1996 were outstanding at Dec. 31, 1996. These options have a remaining contractual life of 4.9 years and an estimated fair value of $9.08 per option. The fair value of the variable options was estimated on the date of grant using a variable option-pricing model with the following assumptions: dividend yield of 3.0%; expected volatility of 20.0%; risk-free interest rate of 5.8%; and an expected life of 5 years.

RESTRICTED STOCK AWARDS
Up to 20% of the 4 million shares available under our 1994 stock incentive plan may be granted as restricted stock awards. The stock is restricted because recipients receive the stock only upon completing a specified objective or period of employment, generally one to five years. The shares are considered issued when awarded, but the recipient does not own and cannot sell the shares during the restriction period. Up to 760,000 shares remain available for restricted stock awards at Dec. 31, 1996.

PRO FORMA INFORMATION
Had we calculated compensation expense for our stock option grants based on the "fair value" method described in SFAS
No. 123, our net income and earnings per share would have been reduced to the pro forma amounts as indicated.

(In thousands)                               Year ended December 31
                                             ----------------------
                                                 1996          1995
                                                 ----          ----
NET INCOME
As reported                                  $450,099      $521,209
Pro forma                                     445,090       517,750

PRIMARY EARNINGS PER SHARE
As reported                                      5.22          5.99
Pro forma                                        5.16          5.95

FULLY DILUTED EARNINGS PER SHARE
As reported                                      4.93          5.68
Pro forma                                        4.88          5.65

NOTE 11 - Commitments and Contingencies

Investment Commitments - We have long-term commitments to fund venture capital and real estate investments totaling
$82.9 million as of Dec. 31, 1996. We estimate these commitments will be paid as follows: $34.8 million in 1997;
$26.0 million in 1998; $14.4 million in 1999;
$7.2 million in 2000; $0.5 million in 2001.

Lease Commitments - A portion of our business activities is carried on in rented premises. We also enter into leases for equipment, such as office machines and computers. Our total rental expense was $67.0 million in 1996, $58.2 million in 1995 and $55.1 million in 1994.

 Certain leases are noncancelable, and we would remain responsible for payment even if we stopped using the space or equipment. On Dec. 31, 1996, the minimum annual rents for which we would be liable under these types of leases are as follows: $40.1 million in 1997, $35.2 million in 1998, $30.7 million in 1999, $20.2 million in 2000, $16.2 million in 2001 and $61.1 million thereafter.

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


NOTE 12 - Acquisition of Northbrook

On July 31, 1996, we acquired Northbrook Holdings, Inc. and its three insurance subsidiaries from Allstate Insurance Company. Northbrook and its subsidiaries, which had 1995 net written premiums of $587 million, underwrite various property-liability commercial insurance products throughout the United States. Our total cost for this acquisition was approximately $190 million, which was provided from internal funds. We recorded goodwill of approximately $68 million that we are amortizing over 15 years.

 In the Northbrook purchase agreement, we agreed to pay Allstate additional consideration of up to $50 million in the event a redundancy develops on the acquired
Northbrook reserves between the purchase date and July 31, 2000. Similarly, Allstate agreed to pay us consideration of up to $100 million in the event a deficiency develops on those reserves during the same time period. Any amounts to be paid by either party will depend on the extent of the redundancy or deficiency and will be determined in accordance with terms described in the purchase agreement.

 We accounted for the acquisition as a purchase. As a result, Northbrook's results were included in our consolidated results from the date of purchase. Consolidated results would not have been materially different had this acquisition been completed at the beginning of 1995.


NOTE 13 - Discontinued Operations

In December 1996, we decided to sell our entire insurance brokerage operation, Minet. As a result, Minet is accounted for as a discontinued operation in 1996, and we've restated
1995 and 1994 results to be consistent with the 1996 presentation.

 The following summarizes the discontinued operations for the last three years:

(In thousands)                               Year ended December 31
                                          ----------------------------
                                          1996        1995        1994
                                          ----        ----        ----
Revenues                              $348,887    $365,880    $345,676
                                       =======     =======     =======
Operating loss, before
 income taxes                         $(18,815)   $(13,092)   $ (9,947)
Income tax expense                         401       3,547       7,227
                                       -------     -------     -------
 Operating loss, net of taxes          (19,216)    (16,639)    (17,174)
                                       -------     -------     -------
Loss on disposal, before
 income taxes                         (380,036)          -           -
Income tax benefit                    (291,493)          -           -
                                       -------     -------     -------
 Loss on disposal,
  net of taxes                         (88,543)          -           -
                                       -------     -------     -------
 Loss from discontinued
  operations                         $(107,759)   $(16,639)   $(17,174)
                                       =======     =======     =======

 The estimated pretax loss of $380 million on the disposal of Minet in 1996 represents the estimated difference between the fair value and the carrying value of Minet at the date of disposal. The loss provision encompasses Minet's estimated operating losses through the disposal date, the realization of previously unrealized foreign exchange losses, pension and postretirement curtailment gains, and estimated selling costs.

 We also recorded a net $291 million tax benefit in 1996, consisting of a $353 million tax benefit on the provision for loss on disposal reduced by a valuation allowance of $62 million. Our federal income tax carrying value of Minet was substantially higher than our carrying value for financial statement purposes, so the tax benefit was not proportionate to the pretax loss.

 The net assets of our discontinued operations at Dec. 31, 1996, consisted of the estimated proceeds we'll receive upon disposal, along with the net tax assets associated with the disposal. We restated our Dec. 31, 1995, balance sheet to record the net assets of discontinued operations in other assets.


NOTE 14 - Reinsurance

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

(In thousands)                             Year ended December 31
                                      ------------------------------
                                      1996         1995         1994
                                      ----         ----         ----
PREMIUMS WRITTEN
Direct                          $3,945,053   $3,825,517   $3,491,466
Assumed                            969,420    1,030,331      745,810
Ceded                             (518,351)    (612,635)    (614,250)
                                 ---------    ---------    ---------
 Net premiums written           $4,396,122   $4,243,213   $3,623,026
                                 =========    =========    =========

PREMIUMS EARNED
Direct                          $4,001,384   $3,678,190   $3,296,215
Assumed                            975,273      934,490      709,987
Ceded                             (528,409)    (641,351)    (594,121)
                                 ---------    ---------    ---------
 Net premiums earned            $4,448,248   $3,971,329   $3,412,081
                                 =========    =========    =========

INSURANCE LOSSES AND
LOSS ADJUSTMENT EXPENSES
Direct                          $2,851,403   $2,926,261   $2,245,796
Assumed                            671,401      743,740      595,492
Ceded                             (204,503)    (805,694)    (379,590)
                                 ---------    ---------    ---------
 Net insurance losses and
  loss adjustment expenses      $3,318,301   $2,864,307   $2,461,698
                                 =========    =========    =========


NOTE 15 - Statutory Accounting Practices

Our underwriting operations are required to file financial statements with state and foreign regulatory authorities.
The accounting principles used to prepare these statutory financial statements follow prescribed accounting principles, which differ from GAAP. On a statutory accounting basis, our underwriting operations reported net income of $584.0 million in 1996, $476.3 million in 1995 and $285.3 million in 1994. Statutory surplus (shareholder's equity) of these operations was $3.0 billion and $2.5 billion as of Dec. 31, 1996 and 1995, respectively.

NOTE 16 - Segment Information

Geographic Areas - We provide international property-liability insurance coverages. The following summary presents financial data of our continuing operations based on their location.

(In thousands)                              Year ended December 31
                                      ----------------------------------
                                      1996           1995           1994
                                      ----           ----           ----
REVENUES
U.S.                            $5,051,190     $4,435,770     $3,954,560
Non-U.S.                           682,966        620,429        413,874
                                 ---------      ---------      ---------
 Total revenues                 $5,734,156     $5,056,199     $4,368,434
                                 =========      =========      =========

INCOME (LOSS)
BEFORE INCOME TAXES
U.S.                            $ 622,834      $  728,108     $  546,062
Non-U.S.                           76,302         (58,783)        27,463
                                 --------       ---------      ---------
 Total income
  before income taxes           $ 699,136      $  669,325     $  573,525
                                 ========       =========      =========


(In thousands)                                   December 31
                                     -----------------------------------
                                     1996            1995           1994
                                     ----            ----           ----
IDENTIFIABLE ASSETS
U.S.                          $17,571,323     $15,590,934    $14,258,779
Non-U.S.                        2,633,783       2,352,907      1,487,241
                               ----------       ----------     ----------
 Total identifiable assets     20,205,106      17,943,841     15,746,020
Parent company, consolidating
 eliminations and
 discontinued operations          475,870         575,453        395,719
                               ----------      ----------     ----------
 Total assets                 $20,680,976     $18,519,294    $16,141,739
                               ==========      ==========     ==========

Industry - Our two industry segments are underwriting and investment banking-asset management. The summary on the next page presents revenues, income from continuing operations before income taxes and identifiable assets for both industry segments. Each segment's revenues and pretax income include investment income.

 (In thousands)                             Year ended December 31
                                     -----------------------------------
                                      1996           1995           1994
                                      ----           ----           ----
REVENUES FROM CONTINUING
  OPERATIONS
Underwriting:
 St. Paul Fire and Marine:
  Specialized Commercial       $ 1,272,561    $ 1,230,790    $ 1,015,397
  Commercial                       862,092        587,016        498,543
  Personal Insurance               707,299        655,347        619,414
  Medical Services                 601,679        605,468        638,413
                                ----------     ----------    -----------
   Total St. Paul
     Fire and Marine             3,443,631      3,078,621      2,771,767
 St. Paul International
     Underwriting                  268,830        237,727        156,946
                                ----------     ----------    -----------
   Total Worldwide
     Insurance Operations        3,712,461      3,316,348      2,928,713
 St. Paul Re                       735,787        654,981        483,368
                                ----------     ----------    -----------
   Total premiums earned         4,448,248      3,971,329      3,412,081
 Net investment income             794,901        731,096        674,818
 Realized investment gains         208,549         74,403         35,967
 Other                              40,619         37,282         29,053
                                ----------     ----------    -----------
   Total underwriting            5,492,317      4,814,110      4,151,919
                                ----------     ----------    -----------
Investment banking-
 asset management                  232,347        236,230        220,303
                                ----------     ----------    -----------
   Total industry segments       5,724,664      5,050,340      4,372,222
Parent company and
 consolidating eliminations          9,492          5,859         (3,788)
                                ----------     ----------    -----------
   Total revenues              $ 5,734,156    $ 5,056,199    $ 4,368,434
                                ==========     ==========    ===========

INCOME (LOSS) FROM CONTINUING
 OPERATIONS BEFORE INCOME TAXES
Underwriting:
 St. Paul Fire and Marine:
  Specialized Commercial         $  49,186     $ (124,078)    $  (89,116)
  Commercial                       (60,228)        (3,668)       (62,988)
  Personal Insurance              (201,815)       (33,000)       (26,315)
  Medical Services                  55,179         76,399        118,379
                                ----------     ----------     ----------
   Total St. Paul
    Fire and Marine               (157,678)       (84,347)       (60,040)
 St. Paul International
   Underwriting                    (21,784)       (23,188)       (31,166)
                                ----------     ----------     ----------
   Total Worldwide
    Insurance Operations          (179,462)      (107,535)       (91,206)
 St. Paul Re                       (36,698)         4,490        (21,802)
                                ----------     ----------     ----------
   Total GAAP underwriting
    result                        (216,160)      (103,045)      (113,008)
 Net investment income             794,901        731,096        674,818
 Realized investment gains         208,549         74,403         35,967
 Other                            (101,206)       (50,542)       (37,068)
                                ----------     ----------     ----------
   Total underwriting              686,084        651,912        560,709
                                ----------     ----------     ----------
Investment banking-
 asset management:
 Pretax income before
   minority interest               117,502        113,770         94,635
 Minority interest                 (25,805)       (25,573)       (22,777)
                                ----------     ----------     ----------
   Total investment banking-
    asset management                91,697         88,197         71,858
                                ----------     ----------     ----------
   Total industry segments         777,781        740,109        632,567
Parent company and
 consolidating eliminations        (78,645)       (70,784)       (59,042)
                                ----------     ----------     ----------
 Total income from continuing
  operations before income taxes $ 699,136      $ 669,325      $ 573,525
                                ==========     ==========     ==========

(In thousands)                                     December 31
                                      ----------------------------------
                                      1996           1995           1994
                                      ----           ----           ----
IDENTIFIABLE ASSETS
Underwriting                   $19,848,788    $17,541,329    $15,397,173
Investment banking-
 asset management                  356,318        402,512        348,847
                                ----------     ----------     ----------
   Total industry segments      20,205,106     17,943,841     15,746,020
Parent company, consolidating
 eliminations and discontinued
 operations                        475,870        575,453        395,719
                                ----------     ----------     ----------
   Total assets                $20,680,976    $18,519,294    $16,141,739
                                ==========     ==========     ==========

NOTE 17 - Quarterly Results of Operations (Unaudited)

The following is an unaudited summary of our quarterly results for the last three years.

(In thousands)                                       1996
                                  -------------------------------------------
                                     First     Second       Third      Fourth
                                   Quarter    Quarter     Quarter     Quarter
                                 ---------  ---------   ---------   ---------
Revenues                        $1,329,891 $1,364,474  $1,476,158  $1,563,633
Income from
 continuing operations             144,411    135,295     114,823     163,329
Net income                         128,821    130,053     128,934      62,291
Earnings per common share:
 Primary:
  Income from continuing operations   1.67       1.57        1.33        1.91
  Net income                          1.49       1.51        1.50        0.71
 Fully diluted:
  Income from continuing operations   1.57       1.48        1.26        1.79
  Net income                          1.40       1.42        1.42        0.69


(In thousands)                                        1995
                                   ------------------------------------------
                                     First     Second       Third      Fourth
                                   Quarter    Quarter     Quarter     Quarter
                                   -------    -------     -------     -------
Revenues                        $1,192,755 $1,244,183  $1,270,351  $1,348,910
Income from
 continuing operations             127,384    118,341     137,108     155,015
Net income                         110,596    112,967     142,399     155,247
Earnings per common share:
 Primary:
  Income from continuing operations   1.47       1.36        1.58        1.78
  Net income                          1.27       1.30        1.64        1.78
 Fully diluted:
  Income from continuing operations   1.42       1.30        1.48        1.67
  Net income                          1.23       1.24        1.54        1.67


(In thousands)                                         1994
                                   ------------------------------------------
                                     First     Second       Third      Fourth
                                   Quarter    Quarter     Quarter     Quarter
                                   -------    -------     -------     -------
Revenues                        $1,090,928 $1,083,912  $1,107,136  $1,086,458
Income from
 continuing operations              74,398    134,877     130,424     120,303
Net income                          64,437    127,762     129,808     120,821
Earnings per common share:
 Primary:
  Income from continuing operations   0.85       1.57        1.51        1.39
  Net income                          0.73       1.49        1.51        1.40
 Fully diluted:
  Income from continuing operations   0.82       1.51        1.46        1.34
  Net income                          0.71       1.43        1.45        1.35

Item 5.   MARKET FOR THE REGISTRANT'S COMMON EQUITY
          AND RELATED STOCKHOLDER MATTERS
          -----------------------------------------

Shareholder Information

Stock Trading

The company's stock is traded nationally on the New York Stock
Exchange, where it is assigned the symbol SPC. The stock is also listed on the London Stock Exchange under the symbol SPA. The number of holders of record, including individual owners, of our common stock was 7,685 as of Feb. 28, 1997.

Options on the company's stock trade on the Chicago Board Options
Exchange under the symbol SPQ.

Stock Price and Dividend Rate

The table below sets forth the amount of cash dividends declared per share and the high and low closing sales prices of company stock for each quarter during the past two years.

                                                               Cash
                                                           Dividend
1996                        High              Low          Declared
----                        ----             ----          --------
First Quarter               $60              $54              $0.44
Second Quarter               56 1/8           50 7/8           0.44
Third Quarter                55 1/2           50 5/8           0.44
Fourth Quarter               59 5/8           54               0.44

Cash dividend paid in 1996 was $1.72.

                                                               Cash
                                                           Dividend
1995                        High              Low          Declared
----                        ----             ----          --------
First Quarter               $50 3/4          $43 5/8          $0.40
Second Quarter               51 1/2           48               0.40
Third Quarter                58 3/8           46 3/8           0.40
Fourth Quarter               59 1/4           50               0.40

Cash dividend paid in 1995 was $1.58.