Form 10-K, Exhibit 13
period 1998-12-31
ST PAUL COMPANIES INC /MN/
filed 1999-03-31
CIK 86312

   [LOGO]

                          THE ST. PAUL COMPANIES, INC.
                         ANNUAL REPORT TO SHAREHOLDERS
                                      1998

   [LOGO]

March 29, 1999

To Our Shareholders:

    Enclosed is The St. Paul Companies, Inc. 1998 Annual Report to Shareholders, including the consolidated financial statements, notes to the financial statements, management's discussion and analysis, certain additional financial data, and other information.

    The full-color Annual Report to Shareholders will be sent to you prior to our annual shareholders' meeting, which will be held on Tuesday, May 4.

Sincerely,

/s/ Sandra Ulsaker Wiese
------------------------------

Sandra Ulsaker Wiese
Corporate Secretary

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

    ON APRIL 24, 1998, THE ST. PAUL COMPANIES, INC. ("THE ST. PAUL") MERGED WITH USF&G CORPORATION ("USF&G"), A BALTIMORE, MD-BASED INSURANCE HOLDING COMPANY, IN A TAX-FREE EXCHANGE OF STOCK ACCOUNTED FOR AS A POOLING OF INTERESTS. THE FOLLOWING DISCUSSION AND ANALYSIS IS BASED ON THE COMBINED RESULTS OF THE MERGED ENTITY, WHICH OPERATES UNDER THE ST. PAUL NAME, FOR ALL PERIODS PRESENTED.

EARNINGS DOWN SHARPLY IN LANDMARK YEAR; STRONG BALANCE SHEET AND CAPITAL BASE INTACT

    1998 WAS ONE OF THE MOST NOTEWORTHY YEARS IN THE ST. PAUL'S 146-YEAR HISTORY, YET IT WAS ALSO A DIFFICULT YEAR FROM AN OPERATING AND PROFITABILITY STANDPOINT. OUR MERGER WITH USF&G COMBINED TWO ORGANIZATIONS THAT SHARED A SIMILAR SPECIALTY UNDERWRITING FOCUS, EXPANDED OUR PRESENCE IN MANY KEY MARKETS, AND MOST IMPORTANTLY, PROVIDED THE CRITICAL MASS NECESSARY TO EFFECTIVELY COMPETE IN THE EXTREMELY CHALLENGING AND RAPIDLY CONSOLIDATING PROPERTY-LIABILITY INSURANCE INDUSTRY. OPERATING RESULTS, HOWEVER, WERE SEVERELY IMPACTED IN 1998 BY CATASTROPHE LOSSES IN EXCESS OF $400 MILLION, SEVERAL SIGNIFICANT EARNINGS CHARGES AND DETERIORATING GLOBAL MARKET CONDITIONS FOR OUR INSURANCE PRODUCTS.

    The following table summarizes our results for each of the last three years:

                                                                         YEAR ENDED DECEMBER 31
                                                                     -------------------------------
                                                                       1998       1997       1996
                                                                     ---------  ---------  ---------
                                                                     (IN MILLIONS, EXCEPT PER SHARE
                                                                                  DATA)
Pretax income (loss):
  Property-liability insurance.....................................  $     131  $   1,391  $     950
  Life insurance...................................................         21         78         (8)
  Asset management.................................................        104         93         92
  Parent company and other operations..............................       (302)      (226)       (43)
                                                                     ---------  ---------  ---------
    Pretax income (loss) from continuing operations................        (46)     1,336        991
Income tax expense (benefit).......................................       (135)       339        151
                                                                     ---------  ---------  ---------
    Income from continuing operations..............................         89        997        840
Loss from discontinued operations..................................         --        (68)      (107)
                                                                     ---------  ---------  ---------
  Net income.......................................................  $      89  $     929  $     733
                                                                     ---------  ---------  ---------
                                                                     ---------  ---------  ---------
  Per share........................................................  $    0.32  $    3.69  $    2.84
                                                                     ---------  ---------  ---------
                                                                     ---------  ---------  ---------

    Our 1998 results included $617 million of pretax charges which we believe warrant separate discussion for a better understanding of our 1998 performance.

    The pretax charges consist of the following components:

    - $292 million of expenses related to the merger with USF&G (discussed below);

    - $250 million provision to strengthen loss reserves (discussed on pages 5 and 6 of this report);

    - $41 million writedown in the carrying value of deferred policy acquisition costs in our life insurance segment (discussed on page 19 of this report);

    - $34 million of expenses related to the restructuring of our commercial insurance operations (discussed on page 6 of this report).

    The sharp decline in property-liability insurance pretax income in 1998 reflects the impact of catastrophes and an increase in other insurance losses, and $441 million of earnings charges. Fidelity and Guaranty Life, new to The St. Paul from the merger, recorded a solid year of operating results, reduced by $50 million of earnings charges. The remaining $126 million of earnings charges were recorded in "parent company and other operations," accounting for the deterioration in that category from 1997. Our asset management operation, The John Nuveen Company, posted a fourth consecutive year of record earnings. The tax benefit recorded in 1998 was disproportionately large compared with our pretax loss from continuing operations, due to the substantial amount of tax-exempt investment income we have.

    "Operating results," which exclude after-tax realized investment gains and losses, is a common measure of an insurance company's financial performance. Our consolidated after-tax operating loss was $40 million in 1998, compared with operating earnings of $743 million and $640 million in 1997 and 1996, respectively.

    Despite our low level of earnings in 1998, common shareholders' equity of $6.62 billion at the end of the year was slightly higher than year-end 1997 equity, primarily due to a $182 million net increase in unrealized appreciation on our investment portfolio. After issuing 66.5 million common shares to consummate the merger and executing a 2-for-1 stock split in 1998, 234 million common shares were outstanding at the end of the year, translating into a book value per share of $28.32. We repurchased 3.8 million of our common shares in 1998 for a total cost of $135 million.

    MERGER-RELATED CHARGE--As part of the integration plan to merge The St. Paul and USF&G operations, management performed a comprehensive review of the operations of the separate companies. The review identified redundant job functions, staffing levels, geographical locations, leased space and technology platforms. To address these redundancies and implement our plan of integration, we recorded a $292 million pretax merger-related charge in 1998. The merger-related charge consisted of the following components:

    - $141 million of severance and other employee-related costs, representing $89 million to be paid under the USF&G Senior Executive Severance Plan in effect at the time of the merger, and $52 million of other severance and related benefits, such as out-placement counseling, vacation buy-out and medical coverage, for terminated employees not covered under the Senior Executive Severance Plan. We estimated that approximately 2,000 positions would be eliminated due to the combination of the two organizations, resulting from efficiencies to be realized by the larger organization and the elimination of redundant functions. All levels of employees, from technical staff to senior management, were affected by the reductions. The total number of positions expected to be reduced by function include approximately 950 in our property-liability underwriting operations, 350 in claim and 700 in finance and other administrative positions. The reductions will occur throughout the United States. Through Dec. 31, 1998, approximately 1,400 positions had been eliminated, and $78 million in severance and other employee-related costs had been paid. The majority of the remaining positions are expected to be eliminated by the end of 1999.

    - $70 million of facilities exit costs, consisting of a $36 million writedown in the carrying value of a former USF&G headquarters building in Baltimore, MD, and $34 million of expenses related to the consolidation of redundant branch office locations. We determined that the merger would result in excess space at the Baltimore headquarters location, and developed a plan to lease that space to outside parties. Based on an analysis of potential future undiscounted cash flows, we determined that an impairment in the carrying value had occurred and recorded the $36 million writedown to its estimated fair value.

      For certain redundant branch office locations, the lease is expected to be terminated. For leases not expected to be terminated, the amount of expense recorded was calculated as the percent of excess space (20% to 100%) times the net of: remaining rental payments plus capitalized leasehold improvements less actual sub-lease income. No amounts were discounted to present value in the calculation.

    - $30 million of transaction costs, consisting of registration fees, costs of furnishing information to stockholders, consultant fees, investment banker fees, and legal and accounting fees.

    - $23 million writedown of certain long-lived assets. We determined that several of USF&G's real estate investments were not consistent with our real estate investment strategy, and developed a plan to sell them, with an expected disposal date in 1999. We determined that four of these investments should be written down to estimated fair value. We calculated fair value based on a discounted cash flow analysis, or market prices for similar assets.

    - $10 million of depreciation expense resulting from shortening the estimated useful life of redundant software.

    - $10 million of expense for writedowns and lease buy-outs of redundant computer equipment.

    - $8 million writedown in the carrying value of excess furniture and equipment in Baltimore, MD. The charge was calculated based on the book value of assets at that location.

    On our Statement of Income, $269 million of the merger-related charge was recorded in the "Operating and administrative" expense caption and $23 million was recorded in the "Realized investment gains" revenue caption.

    The integration of the two companies is expected to result in annualized expense savings of approximately $200 million, as measured against the combined 1997 pre-merger expenses of The St. Paul and USF&G. We began realizing expense savings in the second half of 1998. The expense savings primarily result from the reduction in employee salaries and benefits after the elimination of redundant positions from the merged organization. No material increases in other expenses are expected to offset these expense reductions over the long-term. As merger-related costs were paid, there was a short-term negative impact on operational cash flows in 1998. Merger-related payments will negatively impact our operational cash flows to a lesser extent in 1999.

    REVENUES--The following table summarizes the source of our consolidated revenues for the last three years:

                                       YEAR ENDED DECEMBER 31
                                     --------------------------
                                      1998      1997      1996
                                     ------    ------    ------
                                           (IN MILLIONS)
Revenues:
Insurance premiums earned:
  Property-liability...............  $6,826    $7,161    $7,034
  Life.............................     119       137       145
Net investment income..............   1,585     1,578     1,513
Realized investment gains..........     202       423       262
Asset management...................     302       262       220
Other..............................      74        62        58
                                     ------    ------    ------
    Total revenues.................  $9,108    $9,623    $9,232
                                     ------    ------    ------
                                     ------    ------    ------
    Change from prior year.........      (5)%       4%        8%

    The 5% reduction in revenues in 1998 was driven by a $335 million decline in property-liability premiums earned, primarily in our Commercial Lines segment, and a $221 million reduction in realized investment gains. Those gains were unusually high in 1997, largely due to the sale of one venture capital investment that generated a $129 million gain. The growth in earned premiums and investment income in 1997 over 1996 was primarily due to our 1996 acquisitions of Northbrook Holdings, Inc., a commercial lines insurance company, and Afianzadora Insurgentes, S.A. de C.V., a surety underwriting company in Mexico.

    1997 VS. 1996--The 35% increase in consolidated 1997 pretax income from continuing operations compared with 1996 was centered in our property-liability insurance operations, where a decline in catastrophe losses, improvement in our core book of Personal Insurance business and significant growth in realized investment gains led to a $441 million increase in pretax earnings. F&G Life's pretax earnings also rebounded in 1997 after being heavily impacted by realized investment losses of $57 million in 1996, which largely consisted of asset writedowns.

    The after-tax losses from discontinued operations of $68 million and $107 million in 1997 and 1996, respectively, were related to our sale of Minet, an insurance brokerage operation, to Aon Corporation in 1997. We recorded the initial loss in 1996 to reduce Minet's carrying value to its estimated net realizable value after our decision to exit the brokerage business. The loss recorded in 1997 reflects the costs associated with the actual Minet divestiture, primarily to recognize our commitment to Aon for certain severance, employee benefits, lease commitments and other costs.

    The following pages include a detailed discussion of results produced by the five distinct business segments which underwrite property-liability insurance and provide related services for particular market sectors. We also review the performance of our underwriting operations' investment segment. After the property-liability discussion, we discuss the results of our life insurance segment, F&G Life, and our asset management segment, The John Nuveen Company.

PROPERTY-LIABILITY INSURANCE OVERVIEW

                         CATASTROPHES AND DETERIORATING
                              MARKET CONDITIONS PUSH
                             UNDERWRITING LOSSES PAST
                             $1 BILLION MARK IN 1998

    OUR UNDERWRITING RESULTS CONTINUED TO SUFFER FROM THE EFFECTS OF INTENSE COMPETITION THROUGHOUT THE PROPERTY-LIABILITY INSURANCE INDUSTRY IN 1998. DESPITE ACCELERATING LOSS COSTS, PRICING LEVELS IN VIRTUALLY ALL COMMERCIAL INSURANCE MARKETS CONTINUED TO DECLINE DURING THE YEAR, REFLECTING AN OVERABUNDANCE OF CAPITAL IN THE MARKET. THE COMPETITIVE PRESSURES AND SOFT PRICING ENVIRONMENT, WHICH HAVE PERSISTED FOR SEVERAL YEARS, WERE MAJOR CONTRIBUTORS, ALONG WITH CATASTROPHES AND A RESERVE STRENGTHENING CHARGE, TO THE $1.26 BILLION DECLINE IN PROPERTY-LIABILITY PRETAX INCOME IN 1998.

    Consolidated net written premiums of $6.69 billion in 1998 were down 3% from 1997 premium volume of $6.93 billion. The decline in 1998 volume reflects the loss of business in certain markets following the merger with USF&G, as well as the soft pricing environment throughout global primary and reinsurance markets. Significant premium declines in our commercial insurance segments and the Reinsurance segment were partially offset by growth in our Personal Insurance segment, due to an acquisition in late 1997, and our International segment, due to new business expansion.

    Our consolidated GAAP underwriting loss, representing premiums earned less losses incurred and underwriting expenses, totaled $1.04 billion in 1998, more than $800 million worse than the 1997 loss of $233 million. Catastrophe losses of $419 million in 1998 were the second-highest total in our history, trailing only the $445 million of losses recorded in 1992 when Hurricane Andrew struck the southeastern U.S. coast. The nature of our catastrophe experience in 1998 differed from 1992, however, in that the majority of losses resulted from an unusually high number of relatively low-severity storms across the United States. Several of these storms struck our home state of Minnesota, where we have a heavy concentration of business, and the southeastern United States, where we also have a strong presence. Hurricane Georges, one of the most severe hurricanes since Andrew, accounted for $118 million, or 28%, of our catastrophe experience in 1998. By comparison, our total catastrophe losses in 1997 were $132 million.

    Our underwriting results in 1998 were also impacted by a $250 million provision to strengthen loss reserves, reflecting the application of our loss reserving policies to USF&G's loss and loss adjustment expense reserves subsequent to the merger.

    Prior to the merger, both The St. Paul and USF&G, in accordance with generally accepted accounting principles, recorded their best estimate of reserves within a range of estimates bounded by a high point and a low point. Subsequent to the consummation of the merger in April 1998, we obtained the raw data underlying, and documentation supporting, USF&G's December 31, 1997, reserve analysis. The St. Paul's actuaries reviewed such information and concurred with the reasonableness of USF&G's range of estimates for their reserves. However, applying their judgment and interpretation to the range, our actuaries, who would be responsible for setting reserve amounts for the combined entity, concluded that strengthening the reserves would be appropriate, resulting in the $250 million adjustment. The adjustment was allocated to the following business segments: Commercial Lines ($197 million); Personal Insurance ($35 million); and Specialty Commercial ($18 million).

    Catastrophes and reserve strengthening notwithstanding, 1998 underwriting results were significantly worse than comparable 1997 results. The deterioration was centered in our Commercial Lines segment, and in the Medical Services business center of our Specialty Commercial segment. The factors driving 1998 results in these operations, and the corrective actions under way, are specifically addressed in the respective segment discussions in the following pages.

    A common measurement of a property-liability insurer's underwriting performance is its combined ratio, which is the sum of its loss ratio and expense ratio. The lower the ratio, the better the result. Our consolidated combined ratio was 116.2 in 1998, over 12 points worse than the 1997 ratio of
103.8. The loss ratio of 82.1, measuring losses and loss adjustment expenses incurred as a percentage of earned premiums, was 11 points worse than the comparable 1997 ratio of 71.1. The $250 million provision to strengthen loss reserves added 3.7 points to the 1998 ratio. Catastrophe losses accounted for
6.1 points of our loss ratio in 1998, compared with a 1.8 point impact in 1997. We expect catastrophes in a given year to account for approximately three points of our annual loss ratio based on historical average experience for our mix of business.

    The expense ratio, which measures underwriting expenses as a percentage of premiums written, deteriorated 1.4 points to 34.1 in 1998, reflecting the impact of a 3% decline in premium volume and a slight increase in underwriting expenses. Expenses incurred in the second half of 1998 declined when compared with earlier in the year, reflecting the initial impact of operational efficiencies realized from the merger.

    Late in the fourth quarter of 1998, we recorded a $34 million pretax charge to earnings in "Operating and administrative expenses" related to the restructuring of our Commercial Lines and Specialty Commercial segments. We implemented a plan to cut the number of our regional offices in half and streamline our underwriting structure. Approximately $26 million of the charge related to the anticipated termination of approximately 520 employees in the following operations: Claim, Commercial Lines, Information Systems, Medical Services and Professional Markets. The remaining charge of $8 million related to costs to be incurred to exit lease contracts. As of Dec. 31, 1998, no employees had been terminated under the restructuring plan. Actions to take place under the plan are expected to be completed by the end of 1999. We expect to realize annual expense savings of approximately $50 million in 1999 as a result of this plan, primarily due to a reduction in salaries and related costs. These savings are separate from the $200 million of expected savings related to the merger.

    1997 VS. 1996--Premium volume in 1997 of $6.93 billion was down less than 2% from the equivalent 1996 total of $7.04 billion. Declines in Personal Insurance and Reinsurance volume were largely offset by premium gains in the Commercial Lines and International segments. The GAAP underwriting result improved by $117 million compared with 1996, primarily due to a decline in catastrophe losses and significant improvement in our Personal Insurance segment.

    OUTLOOK FOR 1999--We do not expect market conditions to improve in 1999. However, we believe the substantial economies of scale afforded by the merger with USF&G, coupled with the corrective underwriting initiatives and restructuring efforts already under way to improve our commercial insurance results, provide the opportunity for substantial earnings improvement in 1999. We will adhere to strict underwriting standards with respect to risk selection and pricing throughout our property-liability operations in 1999, and we are prepared to sacrifice premium volume and market share to restore profitability.

    PROPERTY-LIABILITY INSURANCE RESULTS BY SEGMENT--The following table summarizes written premiums, underwriting results and statutory combined ratios for each of our property-liability insurance underwriting segments for the last three years. All data for 1997 and 1996 were reclassified to conform to the 1998 presentation. Following the table, we take a closer look at 1998 results for each segment and look ahead to 1999.

                                                                                            YEAR ENDED DECEMBER 31
                                                                        % OF 1998       -------------------------------
                                                                    WRITTEN PREMIUMS      1998       1997       1996
                                                                   -------------------  ---------  ---------  ---------
                                                                                             (DOLLARS IN MILLIONS)
PRIMARY INSURANCE OPERATIONS:
U.S. UNDERWRITING
COMMERCIAL LINES
  Written premiums...............................................             37%       $   2,493  $   2,788  $   2,710
  Underwriting result............................................                       $    (659) $     (91) $     (95)
  Combined ratio.................................................                           127.3      104.9      104.6
SPECIALTY COMMERCIAL
  Written premiums...............................................             20%       $   1,348  $   1,401  $   1,418
  Underwriting result............................................                       $    (147) $      18  $      71
  Combined ratio.................................................                           111.8       99.6       94.1
PERSONAL INSURANCE
  Written premiums...............................................             22%       $   1,418  $   1,250  $   1,351
  Underwriting result............................................                       $    (175) $    (111) $    (319)
  Combined ratio.................................................                           113.1      107.3      123.3
                                                                            -----       ---------  ---------  ---------
TOTAL U.S. UNDERWRITING
  Written premiums...............................................             79%       $   5,259  $   5,439  $   5,479
  Underwriting result............................................                       $    (981) $    (184) $    (343)
  Combined ratio.................................................                           119.5      104.1      106.4
INTERNATIONAL
  Written premiums...............................................              5%       $     378  $     294  $     269
  Underwriting result............................................                       $     (67) $     (53) $     (24)
  Combined ratio.................................................                           116.7      118.1      108.7
                                                                            -----       ---------  ---------  ---------
TOTAL PRIMARY INSURANCE OPERATIONS
Written premiums.................................................             84%       $   5,637  $   5,733  $   5,748
Underwriting result..............................................                       $  (1,048) $    (237) $    (367)
Combined ratio...................................................                           119.4      104.8      106.4
REINSURANCE
  Written premiums...............................................             16%       $   1,056  $   1,200  $   1,286
  Underwriting result............................................                       $       7  $       4  $      17
  Combined ratio.................................................                            98.7       99.0       99.0
                                                                            -----       ---------  ---------  ---------
TOTAL PROPERTY-LIABILITY INSURANCE
Written premiums.................................................            100%       $   6,693  $   6,933  $   7,034
Underwriting result..............................................                       $  (1,041) $    (233) $    (350)
Combined ratio:
  Loss and loss expense ratio....................................                            82.1       71.1       73.2
  Underwriting expense ratio.....................................                            34.1       32.7       31.9
                                                                                        ---------  ---------  ---------
  Combined ratio.................................................                           116.2      103.8      105.1
                                                                                        ---------  ---------  ---------
                                                                                        ---------  ---------  ---------

PROPERTY-LIABILITY INSURANCE

                          PRIMARY INSURANCE OPERATIONS

    OUR PRIMARY INSURANCE UNDERWRITING OPERATIONS CONSIST OF THREE U.S.-BASED BUSINESS SEGMENTS AND AN INTERNATIONAL SEGMENT, WHICH UNDERWRITE PROPERTY-LIABILITY INSURANCE AND PROVIDE INSURANCE-RELATED PRODUCTS AND SERVICES TO COMMERCIAL, PROFESSIONAL AND INDIVIDUAL CUSTOMERS. WE UTILIZE A NETWORK OF INDEPENDENT INSURANCE AGENTS AND BROKERS TO DISTRIBUTE OUR INSURANCE PRODUCTS. BASED ON 1997 PREMIUM VOLUME, THE ST. PAUL RANKED AS THE 8TH-LARGEST U.S. PROPERTY-LIABILITY UNDERWRITER.

U.S. UNDERWRITING

                                COMMERCIAL LINES

    The Commercial Lines segment includes our SMALL COMMERCIAL and MIDDLE MARKET COMMERCIAL operations, which serve small and mid-sized customers in the general commercial market, our SURETY business center, and several business centers which provide specialized products and services for targeted industry groups (CONSTRUCTION, MANUFACTURING, SERVICE INDUSTRIES, SPECIAL PROPERTY, NATIONAL PROGRAMS AND TRANSPORTATION). Our CATASTROPHE RISK operation and the results of our limited participation in insurance POOLS are also included in this segment.

    PREMIUMS--Written premiums of $2.49 billion in 1998 were nearly $300 million, or 11%, below 1997 volume of $2.79 billion. The premium decline was centered in our Middle Market and Construction operations, which together accounted for 57% of this segment's business volume in 1998. Pricing levels in these market sectors continued to erode in 1998 despite accelerating loss costs, reflecting the intense competition for market share among U.S. property-liability insurers. Our decision late in the year to selectively reduce exposures in these markets also contributed to the decline in premium volume. In addition, USF&G's exit from its unprofitable Trucking line of business in 1997 negatively impacted year-to-year premium comparisons. Small Commercial premiums of $429 million, accounting for 17% of Commercial Lines volume, were down 3% in 1998. Premiums generated by our Surety operation, now the largest in the U.S. as a result of the USF&G merger, grew to $376 million in 1998, an 18% increase over 1997. The increase primarily resulted from new business initiatives during the year.

    UNDERWRITING RESULT--Commercial Lines' 127.3 combined ratio for the year was over 22 points worse than the comparable 1997 ratio of 104.9. Approximately $197 million of the provision to increase USF&G's loss reserves was recorded in this segment, adding 7.5 points to the combined ratio. In addition, catastrophe losses of $138 million accounted for 5.3 points of the 1998 ratio. Catastrophe losses in 1997 totaled $62 million, adding 2.1 points to the combined ratio. Excluding the reserve strengthening provision in 1998 and catastrophes in both years, Commercial Lines' 1998 combined ratio of 114.5 was still significantly worse than 1997's comparable ratio of 102.8. Adverse development on reserves established in prior years, primarily for Middle Market and Construction business, was the chief factor in the deterioration from 1997. Deficiencies in prior risk selection, coupled with a sustained period of inadequate pricing levels, were the driving force behind our poor 1998 results in these operations. In addition, an increase in commission expenses resulting from efforts to retain certain business after the USF&G merger contributed to a 2.2 point increase in the 1998 expense ratio over 1997. Our large Surety operation, however, maintained its high level of profitability in 1998, posting a combined ratio of 79.0, virtually level with last year's ratio of 78.9.

    1997 VS. 1996--Premium volume in 1997 of $2.79 billion was slightly ahead of 1996 written premiums of $2.71 billion. The increase resulted from the incremental impact on 1997 written premiums of two acquisitions made during 1996--Northbrook Holdings, Inc., a commercial insurance underwriting operation, and Afianzadora Insurgentes, S.A. de C.V., the largest surety bond underwriter in Mexico. Excluding these acquisitions, premiums in 1997 were down slightly from 1996, reflecting the competitive conditions prevailing throughout the commercial insurance marketplace. The 1997 combined ratio of 104.9 was virtually level with the 1996 ratio of 104.6. Improvement in Middle Market Commercial results, largely due to a decline in catastrophe losses, was offset by deteriorating loss experience in the Construction and Transportation business centers. The 1997 expense ratio was almost a point worse than 1996, reflecting the impact of ongoing integration efforts from the two 1996 acquisitions.

    OUTLOOK FOR 1999--Market conditions will likely continue to deteriorate in 1999. In the second half of 1998, we began implementing comprehensive plans to address the profitability issues impacting Commercial Lines in general, and our Middle Market and Construction business centers in particular. We will focus on strict adherence to sound underwriting principles to ensure rate adequacy for individual risks, and work closely with our agents and brokers to take corrective actions on underpriced accounts and aggressive steps to retain profitable business. We expect our actions to result in a reduction of approximately $250 million in Commercial Lines' written premiums in 1999, which prompted our restructuring plan and the related charges to earnings in the fourth quarter of 1998.

U.S. UNDERWRITING

                              SPECIALTY COMMERCIAL

    The Specialty Commercial segment includes Medical Services, Custom Markets and Professional Markets. MEDICAL SERVICES provides a wide range of insurance products and services to the entire health care delivery system. CUSTOM MARKETS serves the following specific commercial customer groups: OCEAN MARINE, SURPLUS LINES, TECHNOLOGY, OIL AND GAS, and SPECIALTY LINES. PROFESSIONAL MARKETS is composed of FINANCIAL AND PROFESSIONAL SERVICES, which provides property and liability coverages for financial institutions and a variety of professionals, such as lawyers and real estate agents, and PUBLIC SECTOR SERVICES, which markets insurance products and services to all levels of government entities.

    PREMIUMS--Specialty Commercial written premiums totaled $1.35 billion in 1998, down 4% from comparable 1997 volume of $1.40 billion. In our Medical Services business center, 1998 premiums of $490 million fell 8% short of 1997's total of $530 million. The medical malpractice market, like most other commercial markets, was characterized by intense competition and product underpricing in 1998. We elected not to aggressively participate in that environment, resulting in fewer new business opportunities and downward pressure on renewal pricing. Custom Markets' 1998 written premiums of $437 million were down 6% from 1997 volume of $467 million, predominantly reflecting a reduction in Surplus Lines business resulting from excess capacity in primary insurance markets. Premiums generated by Professional Markets of $421 million in 1998 grew 4% over the 1997 total of $404 million, primarily due to the addition of a book of Public Sector Services business resulting from our acquisition of Titan Holdings, Inc. (Titan), a Texas-based property-liability insurer, at the end of 1997. Our Financial and Professional Services operation experienced a 4% decline in premiums from the 1997 total of $269 million.

    UNDERWRITING RESULT--Losses in our Medical Services operation were the primary factor in the 12.2 point deterioration in Specialty Commercial's 1998 combined ratio. We experienced a sharp increase in the severity, or average cost, per claim in Medical Services in 1998. In addition, unfavorable development on reported prior year claims, as well as a higher than expected level of newly reported claims from prior years, contributed to the $120 million deterioration in Medical Services' underwriting results compared with 1997. The magnitude of these losses overshadowed solid performances by several of our Specialty Commercial business units, including Technology, which posted a profitable 86.8 combined ratio, and Financial and Professional Services, where the combined ratio of 80.7 for the year was nearly five points better than the comparable 1997 ratio. The provision to strengthen USF&G's loss reserves had a minimal impact of $18 million on our Specialty Commercial segment in 1998. Catastrophe losses totaled $38 million in 1998, compared with losses of $21 million in 1997.

    1997 VS. 1996--Premium volume of $1.40 billion in 1997 was down slightly from the 1996 total of $1.42 billion. Medical Services' written premiums of $530 million in 1997 were

9% lower than comparable 1996 premiums of $585 million, reflecting the challenging market environment which was particularly prevalent in the health care professionals sector throughout 1996. For the remainder of Specialty Commercial, premium growth generated by new business opportunities in the Technology and Public Sector Services lines of business in 1997 was partially offset by a decline in Surplus Lines production compared with 1996. Specialty Commercial's 1997 combined ratio, while still profitable at 99.6, was 5.5 points worse than 1996 primarily due to a $56 million decline in Medical Services' profitability. Improvement in the Financial and Professional Services and Technology lines in 1997 was offset by the deterioration in Surplus Lines results.

    OUTLOOK FOR 1999--We do not foresee dramatic changes in operating environments for the variety of markets served by this segment. Throughout the Specialty Commercial arena in 1999, we will intensify new product development, strengthen our agent and broker relationships and implement corrective underwriting actions in those lines where we have not achieved desired results. Aggressive expense management will also remain a priority. In Medical Services, we will continue to implement price increases for all underperforming lines of business in 1999, while at the same time taking steps to preserve our customer base and capitalize on opportunities for profitable growth in the future. In Custom Markets, we will pursue growth in our profitable Technology line, while continuing to build our new Oil and Gas and Specialty Lines operations. In Professional Markets, we will focus on maintaining and solidifying the leadership positions in the marketplace that were enhanced by the merger.

U.S. UNDERWRITING

                               PERSONAL INSURANCE

    Personal Insurance provides a broad portfolio of property-liability insurance products and services for individuals. Through a variety of single line and package policies, individuals can acquire coverages for personal property--such as homes, autos and boats--and for personal liability.

    PREMIUMS--Personal Insurance written premiums of $1.42 billion in 1998 grew 13% over comparable 1997 premiums of $1.25 billion. Virtually all of the increase resulted from our December 1997 acquisition of Titan, which added a substantial book of Nonstandard Auto business to our Personal Insurance segment. Nonstandard Auto coverages are marketed to individuals who are unable to obtain standard coverage due to their inability to meet certain underwriting criteria. The addition of Titan pushed Nonstandard Auto premiums to $245 million in 1998, substantially higher than the comparable total of $76 million in 1997. Premium volume in our standard personal lines operation, at $1.17 billion, was level with 1997, reflecting the competitive marketplace conditions for homeowners and auto coverages which have reduced opportunities for appreciable rate increases or new business growth.

    UNDERWRITING RESULT--Catastrophe losses of $152 million dominated our Personal Insurance segment results in 1998. These losses, which accounted for
10.9 points of this segment's 1998 loss ratio, were largely the result of numerous storms throughout the United States, including several major spring storms in our home state of Minnesota that generated over 22,000 claims and $95 million in losses. Catastrophe losses in this segment totaled $45 million in 1997. In addition, $35 million of the reserve strengthening provision was recorded in this segment, accounting for 2.5 points of the loss ratio. The expense ratio of 30.3 in 1998 was 1.5 points worse than 1997's 28.8, primarily due to a change in one of our property reinsurance treaties during the year which resulted in an increase in commission expenses retained. Our Nonstandard Auto business center posted a profitable 97.7 combined ratio in 1998, a slight improvement over the comparable 1997 ratio of 99.3.

    1997 VS. 1996--Written premiums of $1.25 billion in 1997 were down $102 million, or 8%, from the 1996 total of $1.35 billion. The decline was primarily due to the ceding of $109 million of premiums under a new personal lines quota share reinsurance treaty we entered into in 1997 in connection with our efforts to realign a portion of our catastrophe reinsurance coverage. The combined ratio in our Personal Insurance segment improved by 16 points in 1997 when compared to 1996, reflecting the impact of minimal catastrophe losses and corrective pricing and underwriting measures implemented in the wake of 1996's sizable losses.

    OUTLOOK FOR 1999--Capitalizing on the opportunities provided by the integration of The St. Paul's operations and systems with those of USF&G will be a key priority in 1999. We are in the process of applying the same corrective underwriting and pricing actions on USF&G's standard personal lines business that were successful in improving The St. Paul's book of this business after severe losses in 1996. The personal lines market is reaching maturity with limited potential for real growth. In that environment, our success will depend on maximizing operational efficiencies while adhering to rational underwriting standards in a marketplace characterized by an increase in price-cutting and an emphasis on brand identity.

PRIMARY INSURANCE OPERATIONS

                                 INTERNATIONAL

    THE INTERNATIONAL SEGMENT INCLUDES MOST PRIMARY INSURANCE WRITTEN OUTSIDE THE UNITED STATES. WE HAVE A PRESENCE AS A LICENSED INSURANCE COMPANY IN CANADA, AND 11 COUNTRIES IN EUROPE, AFRICA, AND LATIN AMERICA. THE INTERNATIONAL SEGMENT INCLUDES BUSINESS GENERATED FROM OUR PARTICIPATION IN LLOYD'S OF LONDON AS AN INVESTOR AND AS THE OWNER OF THREE MANAGING AGENCIES. THIS SEGMENT ALSO PROVIDES COVERAGE FOR THE NON-U.S. RISKS OF U.S. CORPORATE POLICYHOLDERS AND FOREIGN-BASED POLICYHOLDERS' EXPOSURES IN THE UNITED STATES. WE ARE PREDOMINANTLY A SPECIALTY COMMERCIAL INSURER IN THE INTERNATIONAL ARENA, MARKETING OUR SPECIALLY DESIGNED POLICIES AND RISK MANAGEMENT CAPABILITIES TO TARGETED CUSTOMER GROUPS.

    PREMIUMS--Written premiums in 1998 totaled $378 million, 29% higher than 1997 premium volume of $294 million. Virtually all of our International business centers recorded premium growth in 1998. Our Lloyd's of London operation generated premiums of $123 million in 1998, more than double the equivalent 1997 total of $61 million. Our agency group manages eight underwriting syndicates collectively representing approximately 4% of Lloyd's total capacity. Premiums generated in Africa and Latin America more than tripled to $34 million in 1998, primarily due to our acquisition of full ownership in an underwriting company in Botswana and the expansion of our South African operations. Our European operations' $166 million of written premiums in 1998 were 5% higher than 1997 despite the sale early in the year of our United Kingdom personal insurance business to Norwich Union Insurance Ltd. We exited this market, which had accounted for $57 million of written premiums in 1997, to concentrate on strengthening our position as a commercial insurance specialist in the United Kingdom.

    UNDERWRITING RESULT--The International segment's 1998 combined ratio of
116.7 was slightly better than the 1997 ratio of 118.1, primarily due to an improvement in the expense ratio. Improvement in loss experience across almost all of our International business centers compared with 1997 was offset by significant losses incurred in our Canadian operations, which posted a 148.8 combined ratio for the year. An unusually severe ice storm, which struck eastern Canada in early 1998, accounted for the majority of the deterioration in our underwriting results for Canada. Adverse development on prior years' business also contributed to the Canadian loss experience. Our European operations and the fast-growing operations in Africa and Latin America showed strong improvement over 1997, reflecting the benefit of corrective underwriting measures over the last several years.

    1997 VS. 1996--Premium volume in 1997 grew 9% over 1996, largely due to the favorable impact of foreign currency translation in our European underwriting operations. Premiums generated through our Lloyd's of London operation were only slightly ahead of comparable 1996 volume, reflecting our strategic decision in 1997 to focus on a limited number of syndicates that offered profitable growth prospects. The 1997 combined ratio of 118.1 was almost ten points worse than the 1996 ratio, primarily due to reserve strengthening for medical liability and personal coverages in the United Kingdom and losses incurred in one of the Lloyd's syndicates in which we were an investor. Our commercial underwriting operations in the United Kingdom, as well as our operations in Ireland, posted strong results in 1997.

    OUTLOOK FOR 1999--We anticipate further growth in our International segment in 1999. We plan to build on our strategy of exporting our expertise in key specialty insurance lines to selected international markets which offer opportunities for profitable growth. An example is medical liability insurance, where our proven expertise has been a source of competitive differentiation for The St. Paul in several international markets. We have implemented corrective actions to swiftly address unprofitable results in our Canadian operations. We expect to continue to increase our capacity at Lloyd's of London, while at the same time pursuing efficiencies through the consolidation of our managing agency operations. In early 1999, we established a Global Ocean Marine business center in our International segment, designed to capitalize on our substantial market share in North America and our growing presence at Lloyd's.

REINSURANCE

                                  ST. PAUL RE

    OUR REINSURANCE SEGMENT UNDERWRITES REINSURANCE FOR LEADING PROPERTY-LIABILITY INSURANCE COMPANIES WORLDWIDE. ST. PAUL RE WRITES TRADITIONAL TREATY AND FACULTATIVE REINSURANCE FOR PROPERTY, LIABILITY, OCEAN MARINE, SURETY AND CERTAIN SPECIALTY CLASSES OF COVERAGE AND ALSO UNDERWRITES FINITE RISK REINSURANCE, WHICH PROVIDES COVERAGE AT LOWER MARGINS THAN TRADITIONAL REINSURANCE IN RETURN FOR A LOWER POSSIBILITY OF LOSS. OUR REINSURANCE SEGMENT, THROUGH DISCOVER RE MANAGERS, INC., ALSO UNDERWRITES PRIMARY INSURANCE AND REINSURANCE AND PROVIDES RELATED INSURANCE PRODUCTS AND SERVICES TO SELF-INSURED COMPANIES AND INSURANCE POOLS, IN ADDITION TO CEDING TO AND REINSURING CAPTIVE INSURERS. THE MERGER OF USF&G'S REINSURANCE OPERATIONS (F&G RE) WITH THOSE OF THE ST. PAUL IN 1998 CREATED THE 14TH-LARGEST PROPERTY-LIABILITY REINSURER IN THE WORLD, BASED ON COMBINED 1997 WRITTEN PREMIUMS.

    PREMIUMS--Written premiums of $1.06 billion for the year were down 12% from premium volume of $1.20 billion in 1997. The decline reflects a continuing worldwide erosion of rates for reinsurance products, and increasing capacity within the industry and from new product offerings in the capital markets. Our property reinsurance premiums declined sharply in 1998, reflecting a reduction in our exposures due to inadequate pricing on both new and renewal business. International and marine premiums were also down in 1998 as a result of soft pricing conditions and a decrease in demand for reinsurance coverages in those markets. Discover Re's written premiums of $39 million in 1998 were down $6 million from its 1997 total.

    UNDERWRITING RESULT--Despite the large decline in premium volume, our Reinsurance segment recorded a profitable combined ratio of 98.7 in 1998, slightly better than the 1997 ratio of 99.0. Catastrophe losses totaled $86 million in 1998, resulting largely from Hurricane Georges. Catastrophes in 1997 were just $3 million. The deterioration in catastrophe experience was offset in 1998 by favorable loss development on prior years' business. The underwriting divisions of St. Paul Re and F&G Re were substantially integrated in 1998.

    1997 VS. 1996--In 1997, written premiums declined 7% from 1996, reflecting severe pricing competition in global markets. The magnitude of premium declines in 1997 was partially mitigated by growth in Discover Re's captive business and changes in its reinsurance program which resulted in an increase in net written premiums. We also capitalized on several new business opportunities which partially offset the impact of soft market conditions on 1997 premium volume. The 99.0 combined ratio in 1997 was level with 1996. Catastrophe losses were not a major factor in Reinsurance segment results in 1997 or 1996.

    OUTLOOK FOR 1999--We anticipate that current market conditions will persist in 1999, with continued deterioration in pricing levels. We are undertaking new initiatives designed to capture more business and become a preferred reinsurer in our traditional coverages, while continuing to exercise underwriting discipline in our risk selection. We will seek to take advantage of the opportunities created by the merger by developing new customized products to meet our customers' increasingly sophisticated reinsurance needs. We anticipate expanding our involvement with securitized reinsurance vehicles to provide us with additional reinsurance capacity.

PROPERTY-LIABILITY INSURANCE

                             INVESTMENT OPERATIONS

    Our primary investment objective is to maintain a high-quality portfolio designed to maximize investment returns and generate sufficient liquidity to fund our cash disbursements. To that end, we deploy the majority of funds available for investment in a widely diversified portfolio of predominantly investment-grade fixed maturities. We also invest lesser amounts in equity securities, venture capital, real estate and mortgage loans with the goal of producing long-term growth in the value of our invested asset base and ultimately enhancing shareholder value. The latter investment classes have the potential for higher returns, but also involve a greater degree of risk, including less stable rates of return and less liquidity. Funds to be invested can be generated by underwriting cash flows, consisting of the excess of premiums collected over losses and expenses paid, and investment cash flows, which consist of income on existing investments and proceeds from sales and maturities of investments.

    Pretax investment income produced by our property-liability investment segment totaled $1.31 billion in 1998, down slightly from income of $1.32 billion in 1997. Our underwriting cash flows in 1998 were negatively affected by the combination of a 3% decline in written premiums and a 6% increase in loss and loss adjustment expense payments. Funds available for investment were reduced further in 1998 by cash outflows resulting from the USF&G merger, primarily severance and other employee-related expenses, and other integration-related expenses. In addition, investments maturing during 1998 were generally reinvested at lower current market yields, contributing to the overall decline in investment income in 1998.

    In 1997, pretax investment income of $1.32 billion was 7% higher than the 1996 total of $1.24 billion. The majority of the increase resulted from underlying growth in invested assets fueled by investment cash flows in 1997. The incremental impact of a full year's worth of income on Northbrook assets acquired in July 1996 also contributed to investment income growth in 1997.

    The following table summarizes the composition and carrying value of our property-liability investment segment's portfolio at the end of the last two years. More information on each of our investment classes follows the tables.

                                         DECEMBER 31
                                     --------------------
                                       1998       1997
                                     ---------  ---------
                                        (IN MILLIONS)
CARRYING VALUE
Fixed maturities...................  $  17,778  $  18,068
Equities...........................      1,193      1,006
Real estate and mortgage loans.....      1,148      1,212
Venture capital....................        571        462
Securities lending collateral......      1,367        515
Short-term investments.............        859        849
Other investments..................        286        319
                                     ---------  ---------
  Total investments................  $  23,202  $  22,431
                                     ---------  ---------
                                     ---------  ---------

    FIXED MATURITIES--Our fixed maturities portfolio is composed of high-quality, intermediate-term taxable U.S. government agency and corporate bonds and tax-exempt U.S. municipal bonds. We manage our bond portfolio conservatively, investing almost exclusively in investment-grade (BBB or better) securities. Approximately 95% of our portfolio at the end of 1998 was rated investment grade, with the remaining 5% consisting of high-yield and nonrated securities.

    The primary factors considered in determining the mix of taxable and tax-exempt security purchases are our consolidated tax position and the relationship between taxable and tax-exempt yields. Taxable securities accounted for 82% of our new bond purchases in 1998 and comprised 65% of our fixed maturities portfolio at the end of 1998. The bond portfolio in total carried a weighted average pretax yield of 6.8% at the end of the year and produced pretax investment income of $1.22 billion in 1998, compared with $1.24 billion and $1.16 billion in 1997 and 1996, respectively.

    We carry bonds on our balance sheet at estimated fair value, with the corresponding unrealized appreciation or depreciation recorded in shareholders' equity, net of taxes. The estimated fair values of our bonds fluctuate based on prevailing market yields at any given time. Movement in market interest rates and anticipated future trends in market yields can quickly and significantly impact bond market values. At the end of 1998, the pretax unrealized appreciation on our bond portfolio totaled $1.02 billion, compared with $853 million at the end of 1997. The increase in appreciation corresponds to the downward trend in market interest rates. The amortized cost of our bond portfolio at the end of 1998 was $16.76 billion, compared with $17.22 billion at the end of 1997. The decline from 1997 to 1998 is primarily due to the net sale of bonds in 1998 to fund our cash flow requirements.

    EQUITIES--Our equity holdings consist of a diversified portfolio of common stocks which accounted for 4% of total investments (at cost) at year-end 1998. The quality of our portfolio and favorable market conditions over the last several years have resulted in substantial appreciation in our equity holdings. The pretax unrealized appreciation included in the carrying value of our equity portfolio totaled $300 million at the end of 1998, compared with $229 million at the end of 1997.

    REAL ESTATE AND MORTGAGE LOANS--Real estate and mortgage loans comprised 5% of our total investments at the end of 1998. Our real estate holdings consist primarily of commercial office and warehouse properties that we own directly or in which we have a partial interest through joint ventures. Our properties are geographically distributed throughout the United States. We acquired the portfolio of mortgage loans, which totaled $356 million at the end of 1998, in the USF&G merger. The loans are collateralized by income-producing real estate.

    VENTURE CAPITAL--Venture capital comprised 2% of our invested assets (at cost) at the end of 1998. These private investments span a variety of industries but are concentrated in information technology, health care and consumer products. The carrying value of the venture capital portfolio at year-end 1998 and 1997 included pretax unrealized appreciation of $182 million and $138 million, respectively.

    SECURITIES LENDING COLLATERAL--This investment class consists of collateral held on certain securities from our fixed maturities portfolio that we have loaned to other institutions through our lending agent for short periods of time. We receive a fee from the borrower in return. We require collateral from the borrower equal to 102% of the fair value of the loaned securities, and we maintain full ownership of the securities loaned. We are indemnified by the lending agent in the event a borrower becomes insolvent or fails to return securities. We record the collateral received as an asset, with a corresponding liability for the same amount.

    REALIZED GAINS (LOSSES)--The following table summarizes our realized gains and losses by investment class for each of the last three years.

                                             YEAR ENDED
                                             DECEMBER 31
                                   -------------------------------
                                     1998       1997       1996
                                   ---------  ---------  ---------
                                            (IN MILLIONS)
PRETAX REALIZED INVESTMENT GAINS
 (LOSSES)
Fixed maturities.................  $       1  $     (18) $     (13)
Equities.........................        158        155        201
Real estate and mortgage loans...          8         53        (10)
Venture capital..................         25        213         86
Other investments................         (4)         9          7
                                   ---------  ---------  ---------
  Total..........................  $     188  $     412  $     271
                                   ---------  ---------  ---------
                                   ---------  ---------  ---------

    Realized gains on sales of real estate and mortgage loans in 1998 were reduced by writedowns of $14 million. Venture capital gains in 1997 included a $129 million gain on the sale of the stock of Advanced Fibre Communications, Inc., one of our direct investments. Realized gains generated from equities in 1996 included a $78 million gain on the sale of our ownership interest in Chancellor Management, Inc. Realized losses on other investments in 1998 and 1997 primarily represent writedowns of miscellaneous investments.

    1999 INVESTMENT OUTLOOK--We will continue to purchase investment-grade fixed maturities with the majority of funds available for investment in 1999, with a portion of funds allocated to our other asset classes as market conditions warrant. We expect cash flows available for investment to decline further in 1999, due to the anticipated reduction in written premium volume and ongoing cash disbursement requirements related to merger-related and restructuring costs. The current low interest rate environment also negatively affects prospects for investment income growth in 1999. As a result, we expect pretax investment income to fall below 1998 levels. We will retain the portfolio of real estate mortgage loans acquired in the USF&G merger, but we have ceased new mortgage loan originations.

PROPERTY-LIABILITY INSURANCE

                   LOSS AND LOSS ADJUSTMENT EXPENSE RESERVES

    We establish reserves that reflect our estimates of the total losses and loss adjustment expenses we will ultimately have to pay under insurance and reinsurance policies. These include losses that have been reported but not settled and losses that have been incurred but not reported to us (IBNR). Loss reserves for certain workers' compensation business and certain assumed reinsurance contracts are discounted to present value. We reduce our loss reserves for estimates of salvage and subrogation.

    For reported losses, we establish reserves on a "case" basis within the parameters of coverage provided in the insurance policy or reinsurance agreement. For IBNR losses, we estimate reserves using established actuarial methods. Both our case and IBNR reserve estimates reflect such variables as past loss experience, changes in legislative conditions, changes in judicial interpretation of legal liability and policy coverages, and inflation. We consider not only monetary increases in the cost of what we insure, but also changes in societal factors that influence jury verdicts and case law and, in turn, claim costs.

    Subjective judgments as to our ultimate exposure to losses are an integral and necessary component of our loss reserving process because many of the coverages we offer involve claims that may not ultimately be settled for many years after they are incurred. We record our reserves by considering a range of estimates bounded by a high and low point. Within that range, we record our best estimate. We continually review our reserves, using a variety of statistical and actuarial techniques to analyze current claim costs, frequency and severity data, and prevailing economic, social and legal factors. We adjust reserves established in prior years as loss experience develops and new information becomes available. Adjustments to previously estimated reserves are reflected in our financial results in the periods in which they are made.

    A reconciliation of our beginning and ending loss and loss adjustment expense reserves for each of the last three years is included in Note 7 on page 50 of this report. That reconciliation shows that we have recorded reductions in the loss provision for claims incurred in prior years totaling $271 million, $627 million and $414 million in 1998, 1997 and 1996, respectively.

    The reduction in prior year losses recorded in 1998 was significantly less than the reductions recorded in 1997 and 1996. The 1998 total was affected by the $250 million provision to strengthen loss reserves after the merger with USF&G, of which $189 million was classified as an increase in losses incurred in prior years. In addition, while the favorable prior year development on workers' compensation and medical professional liability coverages continued in 1998, the magnitude of that development was significantly less than that experienced in 1997 and 1996. We also experienced unfavorable prior year loss development in several commercial underwriting operations that have been affected by severe pricing pressures over the last several years, particularly our Middle Market and Construction business centers.

    The favorable prior year development on workers' compensation business in our commercial insurance segments over the last several years was largely attributable to the impact of legal and regulatory reforms throughout the country in the early 1990s which caused us to reduce our estimate of ultimate loss costs associated with those coverages. As the benefit of those reform efforts became apparent in the mid-1990s, we reduced our prior year loss provisions accordingly. During 1998, there were no significant additional improvements in our hindsight view of ultimate loss provisions for workers' compensation coverages. As a result, while we still generated a reduction in prior year losses, it was not of the same magnitude as in the preceding several years.

    With regard to medical professional liability coverages, the frequency and severity of claims can change suddenly. As a result, our reserving philosophy for this business, which has evolved over many years, requires that we wait for the prior year experience to mature before recognizing any significant favorable adjustments to prior year loss provisions. In contrast, when loss activity indicates an unfavorable change in the frequency or severity of claims our reserving philosophy requires that we respond quickly and cautiously. Such was the case in 1998, when loss activity indicated an increase in the severity of claims incurred in the years 1995 through 1997. Accordingly, we adopted a more cautious view of ultimate loss provisions for those years, resulting in a much smaller reduction in prior year loss provisions than those recorded in recent years.

    Favorable development on assumed reinsurance also contributed to the reduction in prior year loss provisions in 1998, 1997 and 1996.

    The reduction in the prior year loss provision in 1997 was also significantly impacted by a change in the way we assigned loss activity to a particular year for assumed reinsurance written by our U.K.-based reinsurance operation. Our analysis indicated that an excess amount of loss activity was being assigned to the year that the underlying reinsurance contract was written. As a result, we implemented an improved procedure that more accurately assigned loss activity to the year in which it occurred. This change had the effect of increasing favorable prior year development by approximately $110 million in 1997, with a corresponding increase in the provision for current year loss activity. We did not reclassify the current year/ prior year split in 1996 because reliable data to do so was not available.

PROPERTY-LIABILITY INSURANCE

                       ENVIRONMENTAL AND ASBESTOS CLAIMS

    We continue to receive claims alleging injuries from environmental pollution or alleging covered property damages for the cost to clean up polluted sites. We also receive asbestos injury and property damage claims arising out of product liability coverages under general liability policies. The vast majority of these claims arise from policies written many years ago. Our alleged liability for both environmental and asbestos claims is complicated by significant legal issues, primarily pertaining to the scope of coverage. In our opinion, court decisions in certain jurisdictions have tended to broaden insurance coverage beyond the intent of original insurance policies.

    Our ultimate liability for environmental claims is difficult to estimate because of these legal issues. Insured parties have submitted claims for losses not covered in their respective insurance policies, and the ultimate resolution of these claims may be subject to lengthy litigation, making it difficult to estimate our potential liability. In addition, variables, such as the length of time necessary to clean up a polluted site and controversies surrounding the identity of the responsible party and the degree of remediation deemed necessary, make it difficult to estimate the total cost of an environmental claim.

    Estimating our ultimate liability for asbestos claims is equally difficult. The primary factors influencing our estimate of the total cost of these claims are case law and a history of prior claim development.

    The following table represents a reconciliation of total gross and net environmental reserve development for each of the years in the three-year period ended Dec. 31, 1998. Amounts in the "net" column are reduced by reinsurance recoverables.

                           1998          1997          1996
                       ------------  ------------  ------------
                       GROSS   NET   GROSS   NET   GROSS   NET
                       -----   ----  -----   ----  -----   ----
                                    (IN MILLIONS)
ENVIRONMENTAL
Beginning reserves...  $867    $677  $889    $676  $840    $631
Northbrook reserves
  acquired...........    --      --    --      --    18       7
Incurred losses......   (16)     26    44      58    87      92
Paid losses..........   (68)    (58)  (66)    (57)  (56)    (54)
                       -----   ----  -----   ----  -----   ----
Ending reserves......  $783    $645  $867    $677  $889    $676
                       -----   ----  -----   ----  -----   ----
                       -----   ----  -----   ----  -----   ----

    The following table represents a reconciliation of total gross and net reserve development for asbestos claims for each of the years in the three-year period ended Dec. 31, 1998.

                           1998          1997          1996
                       ------------  ------------  ------------
                       GROSS   NET   GROSS   NET   GROSS   NET
                       -----   ----  -----   ----  -----   ----
                                    (IN MILLIONS)
ASBESTOS
Beginning reserves...  $397    $279  $413    $304  $421    $294
Northbrook reserves
  acquired...........    --      --    --      --     6       6
Incurred losses......    44      13    22      (5)   18      25
Paid losses..........   (39)    (15)  (38)    (20)  (32)    (21)
                       -----   ----  -----   ----  -----   ----
Ending reserves......  $402    $277  $397    $279  $413    $304
                       -----   ----  -----   ----  -----   ----
                       -----   ----  -----   ----  -----   ----

    USF&G's net reserves for environmental and asbestos claims at the time of the merger totaled $304 million and $126 million, respectively. USF&G's reserve development for the three-year period ended Dec. 31, 1998, is included in the foregoing tables. USF&G's customer base generally did not include large manufacturing companies, which tend to incur the majority of known environmental and asbestos claims. In addition, USF&G had traditionally been a primary coverage carrier, having written relatively little high-level excess coverage; therefore, liability exposures were generally restricted to primary coverage limits.

    Our reserves for environmental and asbestos losses at Dec. 31, 1998 represent our best estimate of our ultimate liability for such losses, based on all information currently available to us. Because of the inherent difficulty in estimating such losses, however, we cannot give assurances that our ultimate liability for environmental and asbestos losses will, in fact, match our current reserves. We continue to evaluate new information and developing loss patterns, but we believe any future additional loss provisions for environmental and asbestos claims will not materially impact the results of our operations, liquidity or financial position.

    Total gross environmental and asbestos reserves at Dec. 31, 1998, of $1.19 billion represented approximately 6% of gross consolidated reserves of $18.46 billion.

NEW EQUITY-INDEXED PRODUCT FUELS SALES GROWTH IN 1998

LIFE INSURANCE

                                    F&G LIFE

    OUR LIFE INSURANCE SEGMENT CONSISTS OF FIDELITY AND GUARANTY LIFE INSURANCE COMPANY AND SUBSIDIARIES ("F&G LIFE"). F&G LIFE'S PRIMARY PRODUCTS ARE DEFERRED ANNUITIES (INCLUDING TAX SHELTERED ANNUITIES AND EQUITY-INDEXED ANNUITIES), STRUCTURED SETTLEMENT ANNUITIES, AND IMMEDIATE ANNUITIES. F&G LIFE ALSO UNDERWRITES TRADITIONAL LIFE INSURANCE PRODUCTS. F&G LIFE'S PRODUCTS ARE SOLD THROUGHOUT THE UNITED STATES THROUGH INDEPENDENT AGENTS, MANAGING GENERAL AGENTS AND SPECIALTY BROKERAGE FIRMS. OUR LIFE INSURANCE SEGMENT GENERATED 4% OF OUR TOTAL REVENUES IN 1998 AND ACCOUNTED FOR 13% OF OUR CONSOLIDATED ASSETS.

    Highlights of F&G Life's financial performance for the last three years are as follows:

                                YEAR ENDED DECEMBER 31
                            -------------------------------
                              1998       1997       1996
                            ---------  ---------  ---------
                                     (IN MILLIONS)
Sales.....................  $     501  $     446  $     427
Premiums and policy
 charges..................        119        137        145
Policy surrenders.........        207        171        471
Net investment income.....        276        253        269
Pretax earnings (loss)....         21         78         (8)
Life insurance in force...  $  10,774  $  10,748  $  10,729

    F&G Life's pretax earnings in 1998 were reduced by a $41 million charge to reflect a writedown of the carrying value of deferred policy acquisition costs
(DPAC) relating to universal life-type and investment-type contracts. According to generally accepted accounting principles, DPAC amortization is based on the present value of estimated gross profits expected to be realized over the life of the contract. Estimates of expected gross profits used as a basis for amortization are evaluated regularly and the total amortization to date should be adjusted if actual experience or other evidence suggests that earlier estimates should be revised.

    The $41 million DPAC charge had three components. First, the persistency of certain in-force business, particularly universal life and flexible premium annuities, sold through some USF&G distribution channels, had begun to deteriorate after the USF&G merger announcement. To mitigate this, management decided, in the second quarter, to increase credited rates on certain universal life business. This change lowered the estimated future profits on this business, triggering $19 million of accelerated DPAC amortization. Second, the low interest rate environment during the first half of 1998 led to assumption changes as to the future "spread" on certain interest sensitive products, lowering gross profit expectations and triggering a $16 million DPAC charge. The remaining $6 million charge resulted from a change in annuitization assumptions for certain tax-sheltered annuity products.

    We also recorded pretax merger-related charges of $9 million in this segment in 1998, primarily relating to severance and facilities exit costs.

    The following table shows life insurance and annuity sales (premiums and deposits) by distribution system and product type.

                                       YEAR ENDED DECEMBER 31
                                   -------------------------------
                                     1998       1997       1996
                                   ---------  ---------  ---------
                                            (IN MILLIONS)
Distribution system:
Brokerage........................  $     367  $     268  $     255
National wholesaler..............         68         91         79
Direct structured settlements....         55         74         79
Other............................         11         13         14
                                   ---------  ---------  ---------
Total............................  $     501  $     446  $     427
                                   ---------  ---------  ---------
                                   ---------  ---------  ---------
Product type:
Equity-indexed annuities.........  $     209         --         --
Single premium deferred
 annuities.......................        134  $     248  $     231
Tax sheltered annuities..........         64         84         78
Structured settlement
 annuities.......................         55         74         79
Other annuities..................         24         23         27
Life insurance...................         15         17         12
                                   ---------  ---------  ---------
Total............................  $     501  $     446  $     427
                                   ---------  ---------  ---------
                                   ---------  ---------  ---------

    The 12% increase in sales in 1998 when compared to 1997 was driven by the success of a new equity-indexed annuity product introduced in June 1998, which accounted for $209 million, or 42%, of total sales for the year. Credited interest rates on this product are tied to the performance of the S&P 500 equity index. Sales of fixed interest rate annuities in 1998 declined from 1997 due to the significantly lower level of interest rates and its negative impact on our fixed interest rate products. The demand for our annuity products is affected by fluctuating interest rates and the relative attractiveness of alternative products.

    The 13% decline in premiums earned in 1998 was largely due to a reduction in sales of structured settlement annuities, which are sold primarily to property-liability insurers to settle insurance claims. Sales of structured settlement annuities and term life insurance are recognized as premiums earned under GAAP. Sales of investment-type contracts, such as our equity-indexed, deferred and tax sheltered annuities, and our universal life-type contracts are recorded directly to our balance sheet on a deposit accounting basis and are not recognized as premiums under GAAP. Sales of the structured settlement annuities in the middle of the year suffered from disruptions caused by the merger, but rebounded in the fourth quarter as the structured settlement program was expanded into our newly combined property-liability operations.

    Our deferred annuity and universal life products are subject to surrender by policyholders. Nearly all of our surrenderable annuity policies allow a refund of the cash value balance less a surrender charge. Surrender activity increased in 1998 due to growth in the size and maturity of our annuity book of business, as well as increased competition from alternative investments, particularly equity-based products.

    Net investment income grew 9% in 1998 as a result of an increasing asset base generated by positive cash flow. We incurred pretax realized investment losses of $2 million in 1998, down from gains of $14 million in 1997 primarily due to writedowns in the carrying value of fixed maturity investments, which offset gains of $13 million realized on real estate investments.

    Excluding realized investment gains and losses, and the $50 million of charges recorded in 1998, pretax earnings totaled $71 million, compared with $64 million in 1997. The increase resulted from improved investment spread management of annuity and universal life products, and strong expense controls.

    1997 VS. 1996--Sales of $446 million in 1997 were 4% higher than 1996, primarily due to an increase in single premium deferred annuities (SPDA) sales. The $300 million decline in policy surrender activity from 1996 to 1997 primarily resulted from a 1996 transaction whereby we entered into a coinsurance contract with an unaffiliated life insurance company to cede all of our remaining SPDAs that had originally been sold through brokerage firms. This removed an underperforming block of business that had experienced high surrender rates. The $16 million decline in investment income in 1997 when compared with 1996 was due to a lower asset base created by the transfer of $918 million in fixed maturities under the 1996 coinsurance contract. The pretax loss of $8 million in 1996 was driven by writedowns in the carrying value of certain real estate and fixed maturity investments.

    OUTLOOK FOR 1999--We anticipate the sales momentum generated by our equity-indexed product in the second half of 1998 to carry into 1999. We will focus on repositioning our life products, increasing our marketing efforts and intensifying new product development in an increasingly competitive life insurance marketplace. We will also continue to expand F&G Life's structured settlement program into our property-liability claim operation in 1999.

NUVEEN POSTS DOUBLE-DIGIT GROWTH IN EARNINGS, MANAGED ASSETS

ASSET MANAGEMENT

                            THE JOHN NUVEEN COMPANY

    WE HOLD A 78% INTEREST IN THE JOHN NUVEEN COMPANY (NUVEEN), WHICH COMPRISES OUR ASSET MANAGEMENT SEGMENT. NUVEEN'S CORE BUSINESSES ARE ASSET MANAGEMENT; THE DEVELOPMENT, MARKETING AND DISTRIBUTION OF INVESTMENT PRODUCTS AND SERVICES; AND MUNICIPAL AND CORPORATE INVESTMENT BANKING SERVICES. NUVEEN SPONSORS AND MARKETS OPEN-END AND CLOSED-END (EXCHANGE-TRADED) MANAGED FUNDS, DEFINED PORTFOLIOS (UNIT INVESTMENT TRUSTS) AND MANAGES INDIVIDUAL ACCOUNTS. NUVEEN ALSO PROVIDES MUNICIPAL AND CORPORATE INVESTMENT BANKING SERVICES AND UNDERWRITES AND TRADES MUNICIPAL BONDS.

    The following table summarizes Nuveen's key financial data for the last three years:

                                YEAR ENDED DECEMBER 31
                            -------------------------------
                              1998       1997       1996
                            ---------  ---------  ---------
                                     (IN MILLIONS)
Revenues..................  $     308  $     269  $     232
Expenses..................        171        146        114
                            ---------  ---------  ---------
Pretax income.............        137        123        118
Minority interest.........        (33)       (30)       (26)
                            ---------  ---------  ---------
The St. Paul's share of
  pretax income...........  $     104  $      93  $      92
                            ---------  ---------  ---------
                            ---------  ---------  ---------
Assets under management...  $  55,267  $  49,594  $  33,191
                            ---------  ---------  ---------
                            ---------  ---------  ---------

    Nuveen's revenues in 1998 increased 14% over 1997, primarily due to growth in asset management fees. The increase in those fees resulted from a higher level of average assets under management during 1998 due to the acquisition of Rittenhouse Financial Services in August 1997, and new product sales during the year. Rittenhouse, an equity and balanced account management firm serving affluent investors, added $9 billion to Nuveen's managed assets at acquisition. The 16% increase in expenses over 1997 reflects goodwill amortization and the expected incremental operating expenses resulting from the Rittenhouse acquisition.

    Nuveen's gross product sales totaled $7.8 billion in 1998, compared with $3.0 billion in 1997. Additions to managed accounts provided the majority of the increase over 1997. Volatility in equity markets during 1998 contributed to a $600 million increase in Nuveen's mutual fund sales for the year, as investors sought to deploy their funds in more conservative investments. Nuveen's net flows (equal to the sum of sales, reinvestments and exchanges less redemptions) totaled $5.7 billion in 1998, compared with $1.8 billion in 1997.

    Assets under management at the end of 1998 consisted of $26.2 billion of exchange-traded funds, $16.4 billion of managed accounts, and $12.7 billion of mutual funds. The $5.7 billion increase in managed assets since the end of 1997 was primarily due to the increase in managed account and mutual fund sales during 1998 and growth in the market value of underlying investments. Municipal securities accounted for 71% of managed assets at the end of 1998, with the remaining 29% consisting of equity securities.

    Nuveen repurchased 732,700 common shares from minority shareholders in 1998 for a total cost of $27 million. Nuveen also made significant share repurchases in 1997 and 1996, which were proportioned between our holdings and minority shareholders to maintain our ownership percentage in Nuveen. Our proceeds from Nuveen's repurchases were $41 million and $74 million in 1997 and 1996, respectively. Nuveen's $147 million acquisition of Rittenhouse in 1997 was funded through cash on hand and borrowings under a committed credit line, which were subsequently paid down in the first quarter of 1998. Virtually all of the Rittenhouse purchase price consisted of goodwill, which is being amortized over 30 years.

    1997 VS. 1996--In 1997, Nuveen's pretax earnings increased $5 million over 1996. The 16% growth in revenue in 1997 was driven by an increase in investment management fees resulting from managed assets acquired during the year. In January 1997, Nuveen acquired Flagship Resources, Inc. for approximately $72 million, which added over $4 billion to assets under management. The addition of Rittenhouse in August 1997 added $9 billion to Nuveen's managed assets. Demand for Nuveen's traditional municipal investment products suffered in 1997 due to competition from strong equity markets and investor concerns about the global economy and interest rate trends. Expenses were 28% higher than in 1996, reflecting the impact of the two acquisitions, as well as increased advertising and promotional expenses associated with the launch of new equity and balanced mutual funds early in 1997.

    OUTLOOK FOR 1999--As a result of investments made over the last two years in new products and services, we expect Nuveen's current sales momentum to carry into 1999. Nuveen will continue to focus on meeting the needs of financial advisers working with affluent investors by leveraging its long heritage of investment expertise through a wide array of investment vehicles.

STRONG CAPITAL BASE INTACT DESPITE DECLINE IN EARNINGS

THE ST. PAUL COMPANIES

                               CAPITAL RESOURCES

    Our capital resources consist of shareholders' equity, debt and capital securities, representing funds deployed or available to be deployed to support our business operations. The following table summarizes our capital resources at the end of the last three years:

                                               DECEMBER 31
                                     -------------------------------
                                       1998       1997       1996
                                     ---------  ---------  ---------
                                              (IN MILLIONS)
Shareholders' equity:
  Common equity:
    Common stock and retained
      earnings.....................  $   5,608  $   5,777  $   4,993
    Unrealized appreciation of
      investments and other........      1,013        814        638
                                     ---------  ---------  ---------
      Total common shareholders'
        equity.....................      6,621      6,591      5,631
  Preferred shareholders' equity...         15         17        216
                                     ---------  ---------  ---------
      Total shareholders' equity...      6,636      6,608      5,847
Debt...............................      1,260      1,304      1,171
Capital securities.................        503        503        307
                                     ---------  ---------  ---------
      Total capitalization.........  $   8,399  $   8,415  $   7,325
                                     ---------  ---------  ---------
                                     ---------  ---------  ---------
Ratio of debt to total
  capitalization                            15%        15%        16%
                                     ---------  ---------  ---------
                                     ---------  ---------  ---------

    EQUITY--Common shareholders' equity at the end of 1998 was slightly higher than year-end 1997, as a decline in our retained earnings resulting from common share repurchases and dividends was offset by an increase in the net unrealized appreciation of our investment portfolio. Common equity at the end of 1997 grew $960 million over a year earlier, primarily due to our record net income of $929 million in 1997.

    Our preferred shareholders' equity consists of the par value of Series B preferred shares we issued to our Preferred Stock Ownership Plan (PSOP) Trust, less the remaining principal balance of the PSOP Trust debt. Preferred equity at the end of 1996 also included $200 million of the former USF&G's Series A Preferred Stock, which were redeemed in 1997 through the issuance of capital securities.

    DEBT--Consolidated debt outstanding at the end of 1998 was down $44 million from year-end 1997, largely the result of a $75 million decline in Nuveen's debt. We issued $150 million of medium-term notes in the fourth quarter of 1998 under a shelf registration statement filed with the Securities and Exchange Commission in 1996. Proceeds were primarily used to fund our common share repurchases. The maturity of our $145 million, 7% senior notes in May 1998, as well as several medium-term note maturities throughout the year totaling $25 million, were funded through a combination of commercial paper issuances and internally generated funds. Commercial paper outstanding at the end of 1998 increased $89 million over year-end 1997. At Dec. 31, 1998, medium-term notes outstanding totaled $637 million, comprising just over one-half of our total debt. These notes bear a weighted average interest rate of 6.9%.

    The $133 million increase in debt outstanding at Dec. 31, 1997, compared to a year earlier was due in part to $85 million in new debt issued by Nuveen for general corporate purposes and to purchase securities for its investment products. We also issued $82 million of medium-term notes in 1997 under our shelf registration to partially fund the maturity of our 9 3/8% notes in June 1997. In addition, we borrowed $35 million under a standby credit facility to refinance receivables outstanding related to an insurance premium finance company we acquired at the end of 1997.

    CAPITAL SECURITIES--Our $503 million of capital securities consist of company-obligated mandatorily redeemable preferred capital securities issued by four entities wholly-owned by The St. Paul. Each entity was formed for the purpose of issuing capital securities and the sole assets of each entity consist of securities issued by The St. Paul. We issued $196 million of capital securities in 1997 and $100 million in 1996, the proceeds of which were used to redeem an issue of $4.10 Series A Cumulative Convertible Preferred Stock, repay intercompany loans and retire borrowings outstanding against standby credit facilities. The remaining $207 million of capital securities were issued in 1995 for general corporate purposes and to repay commercial paper debt, and are convertible into shares of our common stock.

    CAPITAL TRANSACTIONS--Our merger with USF&G in 1998 was a tax-free exchange accounted for as a pooling-of-interests. The St. Paul issued 66.5 million of its common shares for all of the outstanding shares of USF&G. The transaction was valued at $3.7 billion, which included the assumption of USF&G's debt and capital securities.

    We repurchased 3.8 million common shares for a total cost of $135 million in late 1998, largely funded through the issuance of medium-term notes. We also repurchased 3.4 million shares in 1997 and 7.5 million shares in 1996 for a total cost of $128 million and $225 million, respectively. Our common and preferred dividend payments totaled $226 million in 1998, $198 million in 1997 and $200 million in 1996.

    In 1997, we purchased Titan Holdings, Inc., a property-liability company in San Antonio, Texas, for a total cost of $259 million, funded through the issuance of common stock and borrowings against standby credit facilities. In 1996, we purchased Northbrook Holdings, Inc. from Allstate Insurance Company for approximately $190 million in cash from internally generated sources. Also in 1996, 1.2 million common shares were issued to redeem all of the Series B Cumulative Convertible Preferred Stock.

    In February 1999, The St. Paul's board of directors increased our dividend rate to $1.04 per share, a 4% increase over the 1998 rate of $1.00 per share. Our dividend rate has grown at a compound annual rate of 7% over the last five years.

    We made no major capital improvements during 1998, 1997 or 1996. Through March 1, 1999, we had repurchased a total of 8.9 million common shares at a cost of $295 million under the $500 million repurchase program authorized by our board of directors in November 1998. We may make additional repurchases during the remainder of 1999 if we deem it a prudent use of capital.

THE ST. PAUL COMPANIES

                                   LIQUIDITY

    Liquidity is a measure of our ability to generate sufficient cash flows to meet the short-and long-term cash requirements of our business operations. Our underwriting operations' short-term cash needs primarily consist of paying insurance loss and loss adjustment expenses and day-to-day operating expenses. Those needs are met through cash receipts from operations, which consist primarily of insurance premiums collected and investment income receipts. Our investment portfolio is also a source of liquidity, through the sale of readily marketable fixed maturities, equity securities and short-term investments, as well as longer-term investments which have appreciated in value. Cash flows from these underwriting and investment activities are used to build the investment portfolio and thereby increase future investment income.

    Cash flows from operations were $69 million in 1998, compared with $848 million in 1997 and $1.3 billion in 1996. Our cash flows have trended downward over the last three years due to deteriorating market conditions in our property-liability operations, where loss and loss expense payments have been increasing while net written premiums have gone down. Declining yields on new investment securities have also been a factor contributing to the reduction in cash flows during that three-year period. Our cash flow in 1998 was also negatively impacted by payments of $108 million for liabilities incurred related to our merger with USF&G Corporation, primarily severance and other employee-related costs, and various transaction costs. Cash flow in 1997 was also adversely affected by the increase in loss payments resulting from the runoff of Northbrook loss reserves acquired in 1996.

    We do not expect an increase in operational cash flows in 1999, due to the anticipated decline in written premiums and investment income receipts. In addition, cash payments related to the merger and restructuring charges recorded in 1998 will negatively impact our 1999 cash flows, although to a lesser extent than in 1998. On a long-term basis, we believe our operational cash flows will benefit from the corrective underwriting and pricing actions under way in our property-liability operations, as well as the opportunities for profitable growth provided by our merger with USF&G in 1998. Our financial strength and conservative level of debt provide us with the flexibility and capacity to obtain funds externally through debt or equity financings on both a short-term and long-term basis should the need arise. We anticipate funding our 1999 common share repurchases primarily through the issuance of debt.

    We are not aware of any current recommendations by regulatory authorities that, if implemented, might have a material impact on our liquidity, capital resources or operations.

THE ST. PAUL COMPANIES
                            EXPOSURES TO MARKET RISK
    INTEREST RATE RISK--Our exposure to market risk for changes in interest rates is concentrated in our investment portfolio, and to a lesser extent, our debt obligations. However, changes in investment values attributable to interest rate changes are mitigated by corresponding and partially-offsetting changes in the economic value of our insurance reserves and debt obligations. We monitor this exposure through periodic reviews of our asset and liability positions. Our estimates of cash flows, as well as the impact of interest rate fluctuations relating to our investment portfolio and insurance reserves, are modeled and reviewed quarterly.

    The following table provides principal runoff estimates by year for our Dec. 31, 1998 inventory of interest-sensitive financial instrument assets. Also provided are the weighted-average interest rates associated with each year's runoff. Principal runoff projections for collateralized mortgage obligations were prepared using third-party prepayment analyses. Runoff estimates for mortgage passthroughs were prepared using average prepayment rates for the prior three months. Principal runoff estimates for callable bonds are either to maturity or to the next call date depending on whether the call was projected to be "in-the-money" assuming no change in interest rates. No projection of the impact of reinvesting the estimated cash flow runoff is included in the table, regardless of whether the runoff source is a short-term or long-term fixed income security.

    We have assumed that our "available-for-sale" securities are similar enough to aggregate those securities for purposes of this disclosure.

                                   DECEMBER 31, 1998
                            --------------------------------
                                           WEIGHTED AVERAGE
                                             INTEREST RATE
                              PRINCIPAL    -----------------
                             CASH FLOWS
                            -------------
                            (IN MILLIONS)
FIXED MATURITIES AND
SHORT-TERM INVESTMENTS
1999......................    $   3,612              6.2%
2000......................        1,734              7.3
2001......................        2,235              7.4
2002......................        2,010              7.3
2003......................        1,803              7.9
Thereafter................       10,008              6.9
                            -------------
  Total...................    $  21,402
                            -------------
                            -------------
Market Value at Dec. 31,
1998......................    $  22,039
                            -------------
                            -------------

    The estimated principal runoff on our mortgage loan investments is as follows: 1999, $42 million; 2000, $128 million; 2001, $58 million; 2002, $125 million; 2003, $117 million; thereafter, $164 million. The weighted average interest rate on those investments was 7.65% at Dec. 31, 1998. The estimated fair value of our mortgage loan investments at Dec. 31, 1998 was $629 million.

    The following table provides principal runoff estimates by year for our Dec. 31, 1998 inventory of interest-sensitive debt obligations and related weighted average interest rates by stated maturity dates.

                                   DECEMBER 31, 1998
                            --------------------------------
                                           WEIGHTED AVERAGE
                                             INTEREST RATE
                              PRINCIPAL    -----------------
                             CASH FLOWS
                            -------------
                            (IN MILLIONS)
MEDIUM-TERM NOTES, ZERO
COUPON NOTES AND SENIOR
NOTES
1999......................    $      20              7.6%
2000......................           --               --
2001......................          196              8.1
2002......................           49              7.5
2003......................           67              6.5
Thereafter................          710              5.2
                                 ------
  Total...................    $   1,042
                                 ------
                                 ------
Fair Value at Dec. 31,
1998......................    $   1,039
                                 ------
                                 ------

    FOREIGN CURRENCY EXPOSURE--Our exposure to market risk for changes in foreign exchange rates is concentrated in our invested assets denominated in foreign currencies, which are predominantly British pounds sterling. Cash flows from our foreign operations are the primary source of funds for our purchase of these investments. We purchase these investments primarily to hedge insurance reserves and other liabilities denominated in the same currency, effectively reducing our foreign currency exchange rate exposure.

    The following table presents the U.S. dollar equivalent runoff estimates for our Dec. 31, 1998, inventory of sterling-denominated fixed-maturity and short-term investments. Also provided are the weighted-average interest rates associated with each year's runoff. Principal runoff estimates for callable bonds, if any, are either to maturity or to the next call date depending on whether the call was projected to be "in-the-money" assuming no change in interest rates. No projection of the impact of reinvesting the estimated cash flow runoff is included in the table, regardless of whether the runoff source is a short-term or long-term fixed income security.

    Additionally, the table presents the quoted forward foreign currency exchange rates on forward contracts available as of Dec. 31, 1998.

                                      DECEMBER 31, 1998
                         -------------------------------------------
                                                           FORWARD
                                                           FOREIGN
                                            WEIGHTED      CURRENCY
                                             AVERAGE      EXCHANGE
                                          INTEREST RATE     RATE
                         PRINCIPAL CASH   -------------  -----------
                              FLOWS
                         ---------------
                          (IN MILLIONS)
FIXED MATURITIES AND
SHORT-TERM INVESTMENTS
British pounds
sterling:
1999...................     $      91             6.5%        1.653
2000...................            58             8.9%        1.656
2001...................            75             8.5%        1.651
2002...................           132             7.0%        1.653
2003...................            14             7.2%        1.654
Thereafter.............           339             7.7%      VARIOUS
                                -----
  Total................     $     709
                                -----
                                -----
Market Value at Dec.
31, 1998                    $     764
                                -----
                                -----

    EQUITY PRICE RISK--Our portfolio of marketable equity securities, which we carry on our balance sheet at estimated fair value, has exposure to price risk. This risk is defined as the potential loss in estimated fair value resulting from an adverse change in prices. Our objective is to earn competitive relative returns by investing in a diverse portfolio of high-quality, liquid securities. Portfolio characteristics are analyzed regularly and market risk is actively managed through a variety of modeling techniques. Our holdings are diversified across industries, and concentrations in any one company or industry are limited by parameters established by senior management.

    Our portfolio of venture capital investments also has exposure to market risks, primarily relating to the viability of the various entities in which we have invested. These investments by their nature involve more risk than other investments, and we actively manage our market risk in a variety of ways. First, we allocate a comparatively small amount of funds to venture capital. At the end of 1998, the cost of these investments accounted for only 2% of total invested assets. Second, the investments are diversified to avoid concentration of risk in a particular industry. Third, we perform extensive research prior to investing in a new venture to gauge prospects for success. Fourth, we regularly monitor the operational results of the entities in which we have invested. Finally, we generally sell our holdings in these firms soon after they become publicly traded, thereby reducing exposure to further market risk.

    At Dec. 31, 1998, our marketable equity securities and venture capital investments were recorded at their estimated fair value of $1.83 billion. A hypothetical 10% decline in each stock's price would have resulted in a $183 million impact on fair value.

THE ST. PAUL COMPANIES

                         YEAR 2000 READINESS DISCLOSURE

    Many computer systems in the world have the potential of being disrupted at the turn of the century due to programming limitations that may cause the two-digit year code of "00" to be recognized as the year 1900, instead of 2000. We are heavily dependent on our many computer systems, and those of our independent agents and brokers (our "distribution network") and our vendors, for virtually every aspect of our operations, including underwriting, claims, investments and financial reporting. Thus, the "Year 2000" issue involves potentially serious operational risks for the Company.

    For several years, we have been evaluating our computer systems to determine the impact of the Year 2000 issue on their operation. With the completion of the merger with USF&G Corporation on April 24, 1998, we have also been evaluating USF&G's activities to become "Year 2000" compliant. As compliance evaluation of The St. Paul and USF&G systems has progressed to an advanced stage, a shift of emphasis from evaluation to correction and compliance testing has taken place. We have also been working with vendors and members of our distribution network in an effort to address Year 2000 issues that such relationships involve. Finally, we have been reviewing and taking action to address non-systems related issues that may arise as a result of the Year 2000 problem, including insurance and reinsurance coverage issues, and have been seeking to reduce our Year 2000-related exposures through the development of contingency plans.

    The following discussion describes our efforts to date and future plans to deal with the Year 2000 issue. These plans have been and continue to be updated and revised as additional information becomes available.

    STATE OF READINESS--Since the late 1980s, we have required that all of the internal computer systems supported by our Information Systems Division ("ISD") use a four-digit date field. Early implementation of this design standard has limited the number of systems requiring remediation.

    We established a Review Board in the third quarter of 1997 to review and certify the remediation of the hundreds of internally developed and externally sourced systems we use through rigorous testing. To coordinate the Year 2000 remediation efforts, we have created the Year 2000 Project Office, which is responsible for the oversight, coordination and monitoring of our Year 2000 efforts including, among other things, reviewing the compliance status of information systems in all operating units and subsidiaries, both foreign and domestic, directing the Year 2000 coordinators assigned to our operating units, and formulating company-wide contingency plans.

    Prior to the merger with USF&G, a separate "Y2K Action Committee" was maintained by USF&G, and a comprehensive program to address each of three identified aspects to the Year 2000 issue (readying USF&G's systems, coordinating with agents and other third parties with whom USF&G interacts, and managing the risk of claims from insured parties) had been established. The Year 2000 program developed by USF&G's Y2K Action Committee has now been integrated into our overall Year 2000 response.

    INFORMATION TECHNOLOGY SYSTEMS--All of our systems, whether internally developed or externally sourced, are subject to the company-wide comprehensive testing and compliance standards promulgated by ISD, the oversight and monitoring of which is the responsibility of the Year 2000 Project Office. Insofar as internal systems are concerned, Year 2000 compliance was achieved by Dec. 31, 1998. Initial compliance validation of all such systems is scheduled to be completed by March 31, 1999. Additionally, all subsidiaries not headquartered in Saint Paul, MN or Baltimore, MD are scheduled to complete initial validation testing of their operating systems on or before June 30, 1999.

    The Year 2000 Project Office's plan for remediation and validation of externally sourced systems provides for us to work with the vendors of those systems to ensure that those systems become Year 2000 compliant at the earliest practicable date. Compliance testing in accordance with ISD standards takes place as and when compliant versions and/or affirmations of compliance from vendors are received. We have identified what we believe to be all of our third-party supplied mission critical systems, and expect to receive Year 2000 compliant versions and/or affirmations of compliance for each of them, and to complete the validation process, before Sept. 30, 1999.

    THIRD-PARTY SERVICE PROVIDERS AND DISTRIBUTION NETWORK--We rely indirectly on the information technology systems of our service providers and those of our distribution network. The Year 2000 Project Office is communicating with our service providers, including financial institutions providing custody and other services, our independent agents and brokers, and other entities with which we do business, to identify and resolve Year 2000 issues and to determine the potential impact, where relevant, of the possible failure of certain of such persons to achieve Year 2000 compliance on a timely basis. Results of this process are expected to be used in our contingency planning efforts discussed below.

    NUVEEN SYSTEMS--Having started the development and implementation of internal four-digit date code software and system standards in the early 1980s, Nuveen's Year 2000 program consists primarily of Year 2000 compliance examination and testing of the software packages and hardware provided by third parties and of the systems and software of its service providers. Certification of Year 2000 compliance and testing of critical third-party hardware and software systems used in processing at Nuveen is expected to be complete by the end of the first quarter of 1999, with the remaining certification and testing to follow in the second quarter of 1999. Nuveen is in the process of developing contingency plans based upon its examination of the Year 2000 readiness of its third-party supplied systems and its service providers. Nuveen believes that the costs associated with its Year 2000 efforts will not be material to its operations and financial position.

    EMBEDDED CHIP ISSUES--Given the nature of our business, and that of our vendors and the members of our distribution network, we believe that our exposure to embedded chip Year 2000 issues is minimal (other than our exposure to possible disruptions in electricity, telecommunications and other essential services provided by public utilities that are subject to embedded chip-related disruption). We are, where deemed appropriate, coordinating with vendors to obtain certificates of Year 2000 compliance for the embedded computer technology equipment that we use.

    YEAR 2000 COMPLIANCE PROGRAM COSTS--We have developed and implemented plans to address the system modifications required to prepare for the Year 2000, and do not expect the planning and implementation costs associated with Year 2000 efforts to be material to our results of operations, cash flows or consolidated financial position. Through Dec. 31, 1997, the costs of Year 2000 remediation measures incurred, including costs incurred by USF&G prior to the merger, totaled approximately $6 million. We incurred costs of approximately $12 million in 1998, and we anticipate additional costs of approximately $5 million in 1999.

    CONTINGENCY PLANNING--The Year 2000 Project Office's contingency planning team created a contingency planning model and template that focuses on maintaining infrastructure and resuming critical business functions. Infrastructure teams, business and staff units, field offices and subsidiary location teams will create plans to address these areas. Infrastructure teams are focusing on creating plans to maintain critical operations at corporate headquarters. The corporate infrastructure team plans were completed during the first quarter of 1999. Each business or staff unit team is focusing on creating plans to provide responsive actions for several potential disruption duration scenarios, and resuming critical business processes, products and services. For each disruption duration scenario, the business and staff unit plans will identify alternative procedures designed to permit continued operations and to minimize risk exposure. The business and staff unit contingency plans are scheduled to be completed on March 31, 1999. The contingency planning model and template will be distributed to all subsidiary and field office locations along with infrastructure plans and business and staff unit plans for leverage in creating their contingency plans. All plans will be analyzed and rolled up to an enterprise level following completion and will be modified as needed during 1999.

    We believe that our most significant Year 2000 exposure is the potential business disruptions that would be caused by widespread failure of public utility systems, particularly in the power generation/distribution and the telecommunication industries. While the contingency plans we are developing will provide alternative procedures to lessen the impact of short duration disruptions, prolonged failure of power and telecommunications systems could have a material adverse effect on our results of operations, cash flows and consolidated financial position.

    As noted above, we indirectly rely on the information systems of the many components of our distribution network, which includes thousands of independent agents and brokers. We are aware that some of our independent agents and brokers are currently Year 2000 non-compliant and expect that a much lesser number, unknown at this time and expected to consist primarily of smaller agents, will be non-compliant on Jan. 1, 2000. We believe that Year 2000-related difficulties experienced by members of our distribution network have the potential to materially disrupt our business and that such potential disruptions constitute our second greatest area of potential exposure to the Year 2000 problem. As part of our contingency planning effort, we have been providing information to members of our distribution network intended to sensitize them to the Year 2000 issue and to encourage them to take appropriate steps to become Year 2000 compliant. Although our distribution network consists of thousands of agents and brokers, the number of different systems used by the constituent members is far less. For example, we believe that fewer than 20 types of agency management systems are used by our property-liability insurance agents in the United States. Contingency arrangements are being discussed with distribution network members pursuant to which we may, among other provisional steps, provide data in alternative formats and offer temporary direct billing services in the event of a disruption in their individual systems.

    We note that the Year 2000 issue by its nature carries the risk of unforeseen and potentially very serious problems of internal or external origin. Some commentators believe that the Year 2000 issue has the potential of destabilizing the global economy or causing a global recession, both of which could adversely affect us. While we believe we are taking appropriate action with respect to third parties on whose systems and services we rely to a significant extent, there can be no assurance that the systems of such third parties will be Year 2000 compliant or that any third party's failure to have Year 2000 compliant systems would not have a material adverse effect on our earnings, cash flows or financial condition.

    INSURANCE COVERAGE--We also face potential "Year 2000" claims under coverages provided by our insurance and reinsurance policies sold to insured parties who may incur losses as a result of the failure of such parties, or the customers or vendors of such parties, to be Year 2000 compliant. Because coverage determinations depend on unique factual situations, specific policy language and other variables, it is not possible to determine in advance whether and to what extent insured parties will incur losses, the amount of the losses or whether any such losses would be covered under our insurance policies. In some instances, coverage is not provided under the insurance policies or reinsurance contracts, while in other instances, coverage may be provided under certain circumstances.

    Our standard property and inland marine policies require, among other things, direct physical loss or damage from a covered cause of loss as a condition of coverage. In addition, it is a fundamental principle of all insurance that a loss must be fortuitous to be considered potentially covered. Given the fact that Year 2000-related losses are not unforeseen, and that we expect that such losses will not, in most if not all cases, cause direct physical loss or damage, we have concluded that our property and inland marine policies do not generally provide coverage for losses relating to Year 2000 issues. To reinforce our view on coverage afforded by such policies, we have developed and are implementing a specific Year 2000 exclusion endorsement.

    We continue to assess our exposure to insurance claims arising from our liability coverages, and we are taking a number of actions to address that exposure, including individual risk evaluation, communications with insured parties, the use of exclusions in certain types of policies, and classification of high hazard exposures that in our view present unacceptable risk. We may also face claims from the beneficiaries of our surety bonds resulting from Year 2000-related performance failures by the purchasers of the bonds. We are assessing our exposure to such potential claims.

    We do not believe that Year 2000-related insurance or reinsurance coverage claims will have a material adverse effect on our earnings, cash flows or financial position. However, the uncertainties of litigation are such that unexpected policy interpretations could compel claim payments substantially beyond our coverage intentions, possibly resulting in a material adverse effect on our results of operations and/or cash flows and a material adverse effect on our consolidated financial position.

THE ST. PAUL COMPANIES

                      IMPACT OF ACCOUNTING PRONOUNCEMENTS
                           TO BE ADOPTED IN THE FUTURE

    In December 1997, the AICPA issued Statement of Position (SOP) No. 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments." The SOP provides guidance for determining when a liability should be recognized for guaranty fund and other insurance-related assessments and on the measurement of that liability. It also provides guidance on when an asset should be recognized for a portion or all of the liability or paid assessment that can be recovered through premium tax offsets of policy surcharges. The SOP is effective for fiscal years beginning after Dec. 31, 1998. We will adopt the provisions of this SOP in the first quarter of 1999. The pretax cumulative effect of such adoption is estimated to be an increase in our liabilities of approximately $32 million for the quarter ended March 31, 1999. The cumulative effect of adopting this accounting statement will be recorded separately on our statement of income, net of taxes.

    In March 1998, the AICPA issued SOP No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which provides guidance for determining when computer software developed or obtained for internal use should be capitalized. It also provides guidance on the amortization of capitalized costs and the recognition of impairment. The SOP is effective for fiscal years beginning after Dec. 31, 1998. We will adopt the provisions of this SOP in the first quarter of 1999. We currently estimate that the effect of such adoption will be to record software having a value of approximately $19 million as an asset in 1999.

    In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet, and measure those instruments at fair value. SFAS

No. 133 is effective for all quarters of fiscal years beginning after June 15, 1999, and prohibits retroactive application to financial statements of prior periods. We intend to implement the provisions of SFAS No. 133 in the first quarter of the year 2000. We cannot at this time reasonably estimate the potential impact of this adoption on our financial position or results of operations for future periods.

    In October 1998, the AICPA issued SOP No. 98-7, "Deposit Accounting:
Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk," which provides guidance for accounting for such contracts. The SOP specifies that insurance and reinsurance contracts for which the deposit method of accounting is appropriate should be classified in one of four categories, and further specifies the accounting treatment for each of these categories. The SOP is effective for fiscal years beginning after June 15, 1999. We currently intend to implement the provisions of the SOP in the first quarter of the year 2000. We cannot at this time reasonably estimate the potential impact of this adoption on our financial position or results of operations for future periods.

                      FORWARD-LOOKING STATEMENT DISCLOSURE

    This discussion contains certain forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Forward-looking statements are statements other than historical information or statements of current condition. Words such as expects, anticipates, intends, plans, believes, seeks or estimates, or variations of such words, and similar expressions are also intended to identify forward-looking statements. Examples of these forward-looking statements include statements concerning the effects of competition on premiums and revenues, expectations regarding Year 2000 issues and the company's efforts to address them.

    In light of the risks and uncertainties inherent in future projections, many of which are beyond our control, actual results could differ materially from those in forward-looking statements. These statements should not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved. Risks and uncertainties include, but are not limited to, the following: general economic conditions including changes in interest rates and the performance of financial markets; changes in domestic and foreign laws, regulations and taxes; changes in the demand for, pricing of, or supply of insurance or reinsurance; catastrophic events of unanticipated frequency or severity; loss of significant customers; judicial decisions and rulings; and various other matters, including the effects of the merger with USF&G Corporation. Actual results and experience relating to Year 2000 issues could differ materially from anticipated results or other expectations as a result of a variety of risks and uncertainties, including the impact of systems faults, the failure to successfully remediate material systems, the time it may take to remediate system failures once they occur, the failure of third parties (including public utilities, agents and brokers) to properly remediate material Year 2000 problems, and unanticipated judicial interpretations of the scope of the insurance or reinsurance coverage provided by our policies. We undertake no obligation to release publicly the results of any future revisions we may make to forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                  SIX-YEAR SUMMARY OF SELECTED FINANCIAL DATA

                                                    1998       1997       1996       1995       1994       1993
                                                  ---------  ---------  ---------  ---------  ---------  ---------
                                                                (IN MILLIONS, EXCEPT PER SHARE DATA)
CONSOLIDATED
Revenues from continuing operations.............  $   9,108  $   9,623  $   9,232  $   8,515  $   7,678  $   7,474
Income from continuing operations...............         89        997        840        768        728        667

INVESTMENT ACTIVITY
Net investment income...........................      1,585      1,578      1,513      1,474      1,422      1,393
Pretax realized investment gains................        202        423        262         92         47         64

OTHER SELECTED FINANCIAL DATA
  (as of December 31)
Total assets....................................     38,323     37,359     35,146     33,238     30,200     30,120
Debt............................................      1,260      1,304      1,171      1,304      1,244      1,267
Capital securities..............................        503        503        307        207         --         --
Common shareholders' equity.....................      6,621      6,591      5,631      5,342      3,675      3,910
Common shares outstanding.......................      233.8      233.1      230.9      235.4      227.5      221.0

PER COMMON SHARE DATA
Income from continuing operations...............       0.32       3.96       3.26       2.96       2.85       2.66
Book value......................................      28.32      28.27      24.39      22.69      16.15      17.69
Year-end market price...........................      34.81      41.03      29.31      27.81      22.38      22.47
Cash dividends declared.........................       1.00       0.94       0.88       0.80       0.75       0.70

PROPERTY-LIABILITY INSURANCE
Written premiums................................      6,693      6,933      7,034      6,806      6,012      5,681
Pretax operating earnings (loss)................        (56)       978        679        849        773        783
GAAP underwriting result........................     (1,041)      (233)      (350)      (227)      (267)      (240)
Statutory combined ratio:
  Loss and loss expense ratio...................       82.1       71.1       73.2       72.2       72.5       73.7
  Underwriting expense ratio....................       34.1       32.7       31.9       31.1       32.0       32.7
                                                  ---------  ---------  ---------  ---------  ---------  ---------
  Combined ratio................................      116.2      103.8      105.1      103.3      104.5      106.4
                                                  ---------  ---------  ---------  ---------  ---------  ---------
                                                  ---------  ---------  ---------  ---------  ---------  ---------
LIFE INSURANCE
Product sales...................................        501        446        427        348        286        205
Premium income..................................        119        137        145        174        152        129
Net income (loss)...............................         13         51         (5)        19         12         10

                          INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS AND SHAREHOLDERS
THE ST. PAUL COMPANIES, INC.:

    We have audited the accompanying consolidated balance sheets of The St. Paul Companies, Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, shareholders' equity, comprehensive income and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    The consolidated financial statements as of December 31, 1997 and for each of the years in the two-year period then ended have been restated to reflect the pooling of interests with USF&G Corporation. We did not audit the consolidated financial statements of USF&G Corporation as of December 31, 1997 or for either of the years in the two-year period ended December 31, 1997, which statements reflect total assets constituting 43 percent as of December 31, 1997 and total revenues constituting 35 percent and 38 percent for the years ended December 31, 1997 and 1996, respectively, of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for USF&G Corporation as of December 31, 1997 and for each of the years in the two-year period then ended, is based solely on the report of the other auditors.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

    In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The St. Paul Companies, Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.

/s/ KPMG PEAT MARWICK LLP
------------------------------
KPMG PEAT MARWICK LLP

Minneapolis, Minnesota
March 2, 1999

              MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

    SCOPE OF RESPONSIBILITY--Management prepares the accompanying financial statements and related information and is responsible for their integrity and objectivity. The statements were prepared in conformity with generally accepted accounting principles. These financial statements include amounts that are based on management's estimates and judgments, particularly our reserves for losses and loss adjustment expenses. We believe that these statements present fairly the company's financial position and results of operations and that the other information contained in the annual report is consistent with the financial statements.

    INTERNAL CONTROLS--We maintain and rely on systems of internal accounting controls designed to provide reasonable assurance that assets are safeguarded and transactions are properly authorized and recorded. We continually monitor these internal accounting controls, modifying and improving them as business conditions and operations change. Our internal audit department also independently reviews and evaluates these controls. We recognize the inherent limitations in all internal control systems and believe that our systems provide an appropriate balance between the costs and benefits desired. We believe our systems of internal accounting controls provide reasonable assurance that errors or irregularities that would be material to the financial statements are prevented or detected in the normal course of business.

    INDEPENDENT AUDITORS--Our independent auditors, KPMG Peat Marwick LLP, have audited the consolidated financial statements. Their audit was conducted in accordance with generally accepted auditing standards, which includes the consideration of our internal controls to the extent necessary to form an independent opinion on the consolidated financial statements prepared by management.

    AUDIT COMMITTEE--The audit committee of the board of directors, composed solely of outside directors, oversees management's discharge of its financial reporting responsibilities. The committee meets periodically with management, our internal auditors and representatives of KPMG Peat Marwick LLP to discuss auditing, financial reporting and internal control matters. Both internal audit and KPMG Peat Marwick LLP have access to the audit committee without management's presence.

    CODE OF CONDUCT--We recognize our responsibility for maintaining a strong ethical climate. This responsibility is addressed in the company's written code of conduct.

/s/ Douglas W. Leatherdale           /s/ Paul J. Liska
--------------------                 --------------------
Douglas W. Leatherdale               Paul J. Liska
Chairman and                         Executive Vice President and Chief
Chief Executive Officer              Financial Officer

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                                   YEAR ENDED DECEMBER 31
                                                                          ----------------------------------------
THE ST. PAUL COMPANIES                                                        1998          1997          1996
                                                                          ------------  ------------  ------------
                                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
REVENUES
Premiums earned.........................................................  $  6,944,575  $  7,298,100  $  7,178,682
Net investment income...................................................     1,584,982     1,577,805     1,512,575
Realized investment gains...............................................       201,689       423,048       261,989
Asset management........................................................       302,150       261,715       219,922
Other...................................................................        75,005        62,511        58,369
                                                                          ------------  ------------  ------------
    Total revenues......................................................     9,108,401     9,623,179     9,231,537
                                                                          ------------  ------------  ------------
EXPENSES
Insurance losses and loss adjustment expenses...........................     5,603,561     5,093,521     5,153,565
Life policy benefits....................................................       272,756       276,848       312,737
Policy acquisition expenses.............................................     1,653,613     1,709,039     1,682,788
Operating and administrative expenses...................................     1,624,758     1,208,063     1,091,349
                                                                          ------------  ------------  ------------
    Total expenses......................................................     9,154,688     8,287,471     8,240,439
                                                                          ------------  ------------  ------------
    Income (loss) from continuing operations
      before income taxes...............................................       (46,287)    1,335,708       991,098
Income tax expense (benefit)............................................      (135,635)      338,666       150,637
                                                                          ------------  ------------  ------------
    INCOME FROM CONTINUING OPERATIONS...................................        89,348       997,042       840,461
Discontinued operations:
  Operating loss, net of taxes..........................................            --            --       (19,216)
  Loss on disposal, net of taxes........................................            --       (67,750)      (88,543)
                                                                          ------------  ------------  ------------
    Loss from discontinued operations...................................            --       (67,750)     (107,759)
                                                                          ------------  ------------  ------------
    NET INCOME..........................................................  $     89,348  $    929,292  $    732,702
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------

BASIC EARNINGS PER COMMON SHARE
Income from continuing operations.......................................  $       0.33  $       4.27  $       3.47
Loss from discontinued operations.......................................            --         (0.30)        (0.46)
                                                                          ------------  ------------  ------------
    NET INCOME..........................................................  $       0.33  $       3.97  $       3.01
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------

DILUTED EARNINGS PER COMMON SHARE
Income from continuing operations.......................................  $       0.32  $       3.96  $       3.26
Loss from discontinued operations.......................................            --         (0.27)        (0.42)
                                                                          ------------  ------------  ------------
    NET INCOME..........................................................  $       0.32  $       3.69  $       2.84
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------

                See notes to consolidated financial statements.

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                                                                    YEAR ENDED DECEMBER 31
                                                                             ------------------------------------
THE ST. PAUL COMPANIES                                                          1998         1997         1996
                                                                             ----------  ------------  ----------
                                                                                        (IN THOUSANDS)
Net income.................................................................  $   89,348  $    929,292  $  732,702
                                                                             ----------  ------------  ----------
Other comprehensive income (loss), net of taxes:
  Change in unrealized appreciation........................................     181,579       166,430    (219,738)
  Change in unrealized loss on foreign currency translation................       8,856        (2,663)     20,467
  Adjustment for minimum pension liability.................................          --            --     100,312
                                                                             ----------  ------------  ----------
    Other comprehensive income (loss)......................................     190,435       163,767     (98,959)
                                                                             ----------  ------------  ----------
    COMPREHENSIVE INCOME...................................................  $  279,783  $  1,093,059  $  633,743
                                                                             ----------  ------------  ----------
                                                                             ----------  ------------  ----------

                See notes to consolidated financial statements.

                          CONSOLIDATED BALANCE SHEETS

                                                                                                DECEMBER 31
                                                                                          ------------------------
THE ST. PAUL COMPANIES                                                                       1998         1997
                                                                                          -----------  -----------
                                                                                               (IN THOUSANDS)
ASSETS
Investments:
  Fixed maturities......................................................................  $21,056,259  $20,945,219
  Equities..............................................................................    1,258,509    1,052,370
  Real estate and mortgage loans........................................................    1,507,448    1,626,051
  Venture capital.......................................................................      571,340      461,892
  Securities lending collateral.........................................................    1,368,322      515,043
  Other investments.....................................................................      371,526      408,890
  Short-term investments................................................................      982,488      970,568
                                                                                          -----------  -----------
    Total investments...................................................................   27,115,892   25,980,033
Cash....................................................................................      119,841      113,175
Investment banking inventory securities.................................................      106,827      130,203
Reinsurance recoverables:
  Unpaid losses.........................................................................    3,977,789    3,839,051
  Paid losses...........................................................................      157,484      128,422
Ceded unearned premiums.................................................................      288,107      376,343
Receivables:
  Underwriting premiums.................................................................    2,152,100    2,213,926
  Interest and dividends................................................................      361,133      355,970
  Other.................................................................................      117,175      104,727
Deferred policy acquisition expenses....................................................      878,172      872,460
Deferred income taxes...................................................................    1,193,292    1,213,790
Office properties and equipment.........................................................      518,497      602,381
Goodwill................................................................................      592,057      618,528
Other assets............................................................................      744,342      809,819
                                                                                          -----------  -----------
      TOTAL ASSETS......................................................................  $38,322,708  $37,358,828
                                                                                          -----------  -----------
                                                                                          -----------  -----------
LIABILITIES
Insurance reserves:
  Losses and loss adjustment expenses...................................................  $18,457,921  $18,153,080
  Future policy benefits................................................................    4,142,277    3,816,050
  Unearned premiums.....................................................................    3,265,762    3,528,234
                                                                                          -----------  -----------
    Total insurance reserves............................................................   25,865,960   25,497,364
Debt....................................................................................    1,260,392    1,304,008
Payables:
  Reinsurance premiums..................................................................      291,207      258,495
  Income taxes..........................................................................      221,270      303,549
  Accrued expenses and other............................................................    1,238,139    1,327,549
  Securities lending....................................................................    1,368,322      515,043
Other liabilities.......................................................................      938,331    1,041,952
                                                                                          -----------  -----------
      TOTAL LIABILITIES.................................................................   31,183,621   30,247,960
                                                                                          -----------  -----------
Company-obligated mandatorily redeemable preferred capital securities of subsidiaries or
  trusts holding solely convertible subordinated debentures of the Company..............      502,700      502,700
                                                                                          -----------  -----------
SHAREHOLDERS' EQUITY
Preferred:
  PSOP convertible preferred stock......................................................      134,181      137,892
  Guaranteed obligation-PSOP............................................................     (118,605)    (121,167)
                                                                                          -----------  -----------
      TOTAL PREFERRED SHAREHOLDERS' EQUITY..............................................       15,576       16,725
                                                                                          -----------  -----------
Common:
  Common stock..........................................................................    2,127,671    2,057,108
  Retained earnings.....................................................................    3,480,057    3,720,140
  Guaranteed obligation-ESOP............................................................           --       (8,453)
  Accumulated other comprehensive income:
    Unrealized appreciation.............................................................    1,027,390      845,811
    Unrealized loss on foreign currency translation.....................................      (14,307)     (23,163)
                                                                                          -----------  -----------
      Total accumulated other comprehensive income......................................    1,013,083      822,648
                                                                                          -----------  -----------
      TOTAL COMMON SHAREHOLDERS' EQUITY.................................................    6,620,811    6,591,443
                                                                                          -----------  -----------
      TOTAL SHAREHOLDERS' EQUITY........................................................    6,636,387    6,608,168
                                                                                          -----------  -----------
      TOTAL LIABILITIES, REDEEMABLE PREFERRED SECURITIES AND SHAREHOLDERS' EQUITY.......  $38,322,708  $37,358,828
                                                                                          -----------  -----------
                                                                                          -----------  -----------

                See notes to consolidated financial statements.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                      YEAR ENDED DECEMBER 31
                                                                                ----------------------------------
THE ST. PAUL COMPANIES                                                             1998        1997        1996
                                                                                ----------  ----------  ----------
                                                                                          (IN THOUSANDS)

PREFERRED SHAREHOLDERS' EQUITY
PSOP convertible preferred stock:
  Beginning of year...........................................................  $  137,892  $  142,131  $  144,165
  Redemptions during the year.................................................      (3,711)     (4,239)     (2,034)
                                                                                ----------  ----------  ----------
    End of year...............................................................     134,181     137,892     142,131
                                                                                ----------  ----------  ----------
Guaranteed obligation--PSOP:
  Beginning of year...........................................................    (121,167)   (126,068)   (133,293)
  Principal payments..........................................................       2,562       4,901       7,225
                                                                                ----------  ----------  ----------
    End of year...............................................................    (118,605)   (121,167)   (126,068)
                                                                                ----------  ----------  ----------
Convertible preferred stock:
  Beginning of year...........................................................          --     199,996     213,873
  Conversions during the year.................................................          --        (511)    (12,677)
  Redemptions during the year.................................................          --    (199,485)     (1,200)
                                                                                ----------  ----------  ----------
    End of year...............................................................          --          --     199,996
                                                                                ----------  ----------  ----------
    TOTAL PREFERRED SHAREHOLDERS' EQUITY......................................      15,576      16,725     216,059
                                                                                ----------  ----------  ----------
COMMON SHAREHOLDERS' EQUITY
Common stock:
  Beginning of year...........................................................   2,057,108   1,895,608   1,869,241
  Stock issued under stock incentive plans....................................      69,578      32,421      32,956
  Stock issued for preferred shares redeemed..................................       7,993       8,708       8,338
  Stock issued for acquisitions...............................................          --     113,264       1,664
  Reacquired common shares....................................................     (34,732)    (13,892)    (28,808)
  Other.......................................................................      27,724      20,999      12,217
                                                                                ----------  ----------  ----------
    End of year...............................................................   2,127,671   2,057,108   1,895,608
                                                                                ----------  ----------  ----------
Retained earnings:
  Beginning of year...........................................................   3,720,140   3,097,261   2,747,556
  Net income..................................................................      89,348     929,292     732,702
  Dividends declared on common stock..........................................    (222,758)   (186,036)   (169,360)
  Dividends declared on preferred stock, net of taxes.........................      (8,503)    (10,304)    (28,893)
  Reacquired common shares....................................................    (100,356)   (114,232)   (196,238)
  Tax benefit on employee stock options and awards............................       6,468       8,211       5,623
  Premium on preferred shares converted or redeemed...........................      (4,282)     (4,052)      5,871
                                                                                ----------  ----------  ----------
    End of year...............................................................   3,480,057   3,720,140   3,097,261
                                                                                ----------  ----------  ----------
Guaranteed obligation--ESOP:
  Beginning of year...........................................................      (8,453)    (20,353)    (32,294)
  Principal payments..........................................................       8,453      11,900      11,941
                                                                                ----------  ----------  ----------
    End of year...............................................................          --      (8,453)    (20,353)
                                                                                ----------  ----------  ----------
Unrealized appreciation, net of taxes:
  Beginning of year...........................................................     845,811     679,381     899,119
  Change for the year.........................................................     181,579     166,430    (219,738)
                                                                                ----------  ----------  ----------
    End of year...............................................................   1,027,390     845,811     679,381
                                                                                ----------  ----------  ----------
Unrealized loss on foreign currency translation, net of taxes:
  Beginning of year...........................................................     (23,163)    (20,500)    (40,967)
  Currency translation adjustments............................................       8,856      (2,663)     (5,127)
  Realized loss relating to discontinued operations...........................          --          --      25,594
                                                                                ----------  ----------  ----------
    End of year...............................................................     (14,307)    (23,163)    (20,500)
                                                                                ----------  ----------  ----------
Minimum pension liability, net of taxes:
  Beginning of year...........................................................          --          --    (100,312)
  Change for the year.........................................................          --          --     100,312
                                                                                ----------  ----------  ----------
    End of year...............................................................          --          --          --
                                                                                ----------  ----------  ----------
    TOTAL COMMON SHAREHOLDERS' EQUITY.........................................   6,620,811   6,591,443   5,631,397
                                                                                ----------  ----------  ----------
    TOTAL SHAREHOLDERS' EQUITY................................................  $6,636,387  $6,608,168  $5,847,456
                                                                                ----------  ----------  ----------
                                                                                ----------  ----------  ----------

                See notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                 YEAR ENDED DECEMBER 31
                                                                       -------------------------------------------
THE ST. PAUL COMPANIES                                                     1998           1997           1996
                                                                       -------------  -------------  -------------
                                                                                     (IN THOUSANDS)

OPERATING ACTIVITIES
Net income...........................................................  $      89,348  $     929,292  $     732,702
Adjustments:
  Change in property-liability insurance reserves....................        (24,969)       (95,945)       162,242
  Change in reinsurance balances.....................................         24,141         15,372        208,510
  Change in premiums receivable......................................         21,338          8,829       (105,395)
  Change in asset management balances................................        (32,300)       153,887         81,996
  Depreciation and amortization......................................        132,900        107,981         98,014
  Realized investment gains..........................................       (201,689)      (423,048)      (261,989)
  Provision for loss on discontinued operations......................             --         67,750         88,543
  Other..............................................................         59,869         83,387        295,033
                                                                       -------------  -------------  -------------
    NET CASH PROVIDED BY OPERATING ACTIVITIES........................         68,638        847,505      1,299,656
                                                                       -------------  -------------  -------------
INVESTING ACTIVITIES
Purchases of investments.............................................     (4,928,905)    (5,447,411)    (4,567,552)
Proceeds from sales and maturities of investments....................      4,958,699      5,228,222      4,188,916
Change in short-term investments.....................................         (3,938)      (207,245)      (107,087)
Change in open security transactions.................................        (12,707)        28,418        (34,425)
Venture capital distributions........................................         49,592         29,565         28,446
Discontinued operations..............................................        (20,218)       (54,018)            --
Net purchases of office properties and equipment.....................        (84,321)      (139,942)       (83,564)
Acquisitions.........................................................        (97,562)      (235,876)      (241,721)
Other................................................................         68,003        (26,662)         4,058
                                                                       -------------  -------------  -------------
    NET CASH USED IN INVESTING ACTIVITIES............................        (71,357)      (824,949)      (812,929)
                                                                       -------------  -------------  -------------
FINANCING ACTIVITIES
Deposits for universal life and investment contracts.................        517,887        460,321        437,578
Withdrawals of universal life and investment contracts...............       (186,405)      (209,652)      (534,762)
Dividends paid on common and preferred stock.........................       (226,355)      (198,489)      (199,879)
Proceeds from issuance of debt.......................................        239,041        197,609         46,220
Repayment of debt....................................................       (224,938)      (161,021)      (142,532)
Repurchase of common shares..........................................       (135,088)      (128,224)      (225,046)
Proceeds from issuance of company-obligated mandatorily redeemable
  preferred capital securities of subsidiary trusts..................             --        195,700        100,000
Redemption of preferred shares.......................................             --       (199,485)        (1,200)
Stock options exercised and other....................................         25,243         24,005         (1,509)
                                                                       -------------  -------------  -------------
    NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES..............          9,385        (19,236)      (521,130)
                                                                       -------------  -------------  -------------
    INCREASE (DECREASE) IN CASH......................................          6,666          3,320        (34,403)
                                                                       -------------  -------------  -------------
Cash at beginning of year............................................        113,175        109,855        144,258
                                                                       -------------  -------------  -------------
    CASH AT END OF YEAR..............................................  $     119,841  $     113,175  $     109,855
                                                                       -------------  -------------  -------------
                                                                       -------------  -------------  -------------

                See notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             THE ST. PAUL COMPANIES

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    ACCOUNTING PRINCIPLES--We prepare our financial statements in accordance with generally accepted accounting principles (GAAP). We follow the accounting standards established by the Financial Accounting Standards Board (FASB) and the American Institute of Certified Public Accountants.

    CONSOLIDATION--We combine our financial statements with those of our subsidiaries and present them on a consolidated basis. The consolidated financial statements do not include the results of material transactions between us and our subsidiaries or among our subsidiaries. Our foreign underwriting operations' results are recorded on a one-month to one-quarter lag due to time constraints in obtaining and analyzing such results for inclusion in our consolidated financial statements on a current basis. In the event that significant events occur in the subsequent period, the impact is included in the current period results.

    DISCONTINUED OPERATIONS--In 1997, we sold our insurance brokerage operation, Minet. As a result, the financial statements for 1997 and 1996 reflect insurance brokerage results as discontinued operations.

    RECLASSIFICATIONS--We reclassified some amounts in our 1997 and 1996 financial statements and notes to conform with the 1998 presentation. These reclassifications had no effect on net income, or common or preferred shareholders' equity, as previously reported for those years.

    USE OF ESTIMATES--We make estimates and assumptions that have an effect on the amounts that we report in our financial statements. Our most significant estimates are those relating to our reserves for property-liability losses and loss adjustment expenses and life policy benefits. We continually review our estimates and make adjustments as necessary, but actual results could turn out significantly different than what we envisioned when we made these estimates.

    STOCK SPLIT--In May 1998, we declared a 2-for-1 stock split. All references in these financial statements and related notes to per-share amounts and to the number of shares of common stock reflect the effect of this stock split on all periods presented unless otherwise noted.

ACCOUNTING FOR OUR PROPERTY-LIABILITY INSURANCE OPERATIONS

    PREMIUMS EARNED--Premiums on insurance policies are our largest source of revenue. We recognize the premiums as revenues evenly over the policy terms using the daily pro rata method. We record the premiums that we have not yet recognized as revenues as unearned premiums on our balance sheet. Assumed reinsurance premiums are recognized as revenues proportionately over the contract period. Premiums earned are recorded in our statement of income net of our cost to purchase reinsurance.

    INSURANCE LOSSES AND LOSS ADJUSTMENT EXPENSES--Losses represent the amounts we paid or expect to pay to claimants for events that have occurred. The costs of investigating, resolving and processing these claims are known as loss adjustment expenses ("LAE"). We record these items on our statement of income net of reinsurance, meaning that we reduce our gross losses and loss adjustment expenses incurred by the amounts we have recovered or will recover under reinsurance contracts.

    We establish reserves for the estimated total unpaid cost of losses and loss adjustment expenses, which cover events that occurred in 1998 and prior years. These reserves reflect our estimates of the total cost of claims that were reported to us, but not yet paid, and the cost of claims incurred but not yet reported to us (IBNR). Our estimates consider such variables as past loss experience, current claim trends and the prevailing social, economic and legal environments. We reduce our loss reserves for estimated amounts of salvage and subrogation. Estimated amounts recoverable from reinsurers on unpaid losses and loss adjustment expenses are reflected as assets. We believe that the reserves we have established are adequate to cover the ultimate costs of losses and loss adjustment expenses. Final claim payments, how ever, may differ from the established reserves, particularly when these payments may not occur for several years. Any adjustments we make to reserves are reflected in the results for the year during which the adjustments are made.

    We participate in Lloyd's of London as an investor in underwriting syndicates and as the owner of three managing agencies. We record our pro rata share of syndicate assets, liabilities, revenues and expenses, after making adjustments to convert Lloyd's accounting to U.S. GAAP. The most significant U.S. GAAP adjustments relate to income recognition. Lloyd's syndicates determine underwriting results by year of account at the end of three years. We record adjustments to recognize underwriting results as incurred, including the expected ultimate cost of losses incurred. These adjustments to losses are based on actuarial analysis of syndicate accounts, including forecasts of expected ultimate losses provided by the syndicates. Financial information is available on a timely basis for the syndicates controlled by the managing agencies that we own, which make up the majority of the company's investment in Lloyd's syndicates. Syndicate results are recorded on a one-quarter lag due to time constraints in obtaining and analyzing such results for inclusion in our consolidated financial statements on a current basis.

    Our liabilities for unpaid losses and LAE related to tabular workers' compensation and certain assumed reinsurance coverage are discounted to the present value of estimated future payments. Prior to discounting, these liabilities totaled $866.2 million and $776.2 million at Dec. 31, 1998 and 1997, respectively. The total discounted liability reflected on our balance sheet was $668.6 million and $575.8 million at Dec. 31, 1998 and 1997, respectively. The liability for workers' compensation was discounted using rates of up to 3.5%, based on state-prescribed rates. The liability for certain assumed reinsurance coverage was discounted using rates up to 8.0%, based on our return on invested assets or, in many cases, on yields contractually guaranteed to us on funds held by the ceding companies.

    POLICY ACQUISITION EXPENSES--The costs directly related to writing an insurance policy are referred to as policy acquisition expenses and consist of commissions, state premium taxes and other direct underwriting expenses. Although these expenses arise when we issue a policy, we defer and amortize them over the same period as the corresponding premiums are recorded as revenues.

    On a regular basis, we perform an analysis of the deferred policy acquisition costs in relation to the expected recognition of revenues, and reflect adjustments as period costs.

ACCOUNTING FOR OUR LIFE INSURANCE OPERATIONS

    PREMIUMS--Premiums on life insurance policies with fixed and guaranteed premiums and benefits, premiums on annuities with significant life contingencies and premiums on structured settlement annuities are recognized when due. Premiums received on universal life policies and investment-type annuity contracts are not recorded as revenues; instead, they are recognized as deposits on our balance sheet. Policy charges and surrender penalties are recorded as revenues.

    POLICY BENEFITS--Ordinary life insurance reserves are computed under the net level premium method. A uniform portion of each year's premium is used for calculating the reserve. The reserves also reflect assumptions we make for future investment yields, mortality and withdrawal rates. These assumptions reflect our experience, modified to reflect anticipated trends, and provide for possible adverse deviation. Reserve interest rate assumptions are graded and range from 2.5% to 6.0%.

    Universal life and deferred annuity reserves are computed on the retrospective deposit method, which produces reserves equal to the cash value of the contracts. Such reserves are not reduced for charges that would be deducted from the cash value of policies surrendered. Reserves on immediate annuities with guaranteed payments are computed on the prospective deposit method, which produces reserves equal to the present value of future benefit payments.

    POLICY ACQUISITION EXPENSES--We consider anticipated policy benefits, remaining costs of servicing the policies and anticipated investment income in determining the recoverability of deferred acquisition costs for interest-sensitive life and annuity products. Deferred policy acquisition costs
(DPAC) on ordinary life business are amortized over their assumed premium paying periods based on assumptions consistent with those used for computing policy benefit reserves. Universal life and investment annuity acquisition costs are amortized in proportion to the present value of their estimated gross profits over the products' assumed durations, which we regularly evaluate and adjust as appropriate.

    EQUITY-INDEXED ANNUITIES--Interest on our equity-indexed annuities is credited to the equity portion of these annuities annually based on an average gain in the S&P 500 index during the policy year. We purchase one-year options with similar terms as the index component to provide us with the same return on the S&P 500 index as we guarantee to the annuity contract holder. We carry a reserve on these annuities at an amount equal to the premium deposited, plus the increase in the market value of the option purchased based on the S&P 500 index, plus the amortization of the original purchase price of the option.

ACCOUNTING FOR OUR ASSET MANAGEMENT OPERATIONS

    The John Nuveen Company comprises our asset management segment. We held a 78% and 77% interest in Nuveen on Dec. 31, 1998 and 1997, respectively. Nuveen sponsors and markets open-end and closed-end (exchange-traded) managed funds, defined portfolios (unit investment trusts) and individual managed accounts. They also underwrite and trade municipal bonds. They hold in inventory securities that will be sold to individuals or security dealers. Those inventory securities are carried at market value.

    Nuveen's revenues include investment advisory fees, revenues from the distribution of defined portfolios and managed fund investment products, interest income, gains and losses from the sale of inventory securities, and gains and losses from changes in the market value of investment products and securities held temporarily.

    We consolidate 100% of Nuveen's assets, liabilities, revenues and expenses, with reductions on the balance sheet and statement of income for the minority shareholders' proportionate interest in Nuveen's equity and earnings. Minority interest of $67.1 million and $63.1 million was recorded in other liabilities at the end of 1998 and 1997, respectively.

    Nuveen repurchased and retired 0.7 million and 1.8 million of its common shares in 1998 and 1997, respectively, for a total cost of $27 million in 1998 and $55 million in 1997. Our proceeds from the Nuveen repurchases totaled $41 million in 1997.

ACCOUNTING FOR OUR INVESTMENTS

    FIXED MATURITIES--Our entire fixed maturity investment portfolio is classified as available-for-sale. Accordingly, we carry that portfolio on our balance sheet at estimated fair value.

    EQUITIES--Our equity securities are also classified as available-for-sale and carried at estimated fair value.

    REAL ESTATE AND MORTGAGE LOANS--Our real estate investments include apartments and office buildings and other commercial land and properties that we own directly or in which we have a partial interest through joint ventures with other investors. Our mortgage loan investments consist of fixed-rate loans collateralized by apartment, warehouse and office properties.

    For direct real estate investments, we carry land at cost and buildings at cost less accumulated depreciation and valuation adjustments. We depreciate real estate assets on a straight-line basis over 40 years. Tenant improvements are amortized over the term of the corresponding lease. The accumulated depreciation of our real estate investments was $108.4 million and $93.0 million at Dec. 31, 1998 and 1997, respectively.

    We use the equity method of accounting for our direct real estate joint ventures, which means we carry these investments at cost, adjusted for our share of earnings or losses, and reduced by cash distributions from the joint ventures and valuation adjustments.

    We carry our mortgage loans at estimated fair value, representing the unpaid principal balances less any valuation adjustments. Valuation allowances are recognized for loans with deterioration in collateral performance that are deemed other than temporary. The estimated fair value of mortgage loans at Dec. 31, 1998 was $629 million.

    VENTURE CAPITAL--We invest in small- to medium-sized companies. These investments are in the form of limited partnerships or direct ownership. The limited partnerships are carried at our equity in the estimated market value of the investments held by these limited partnerships. The investments we own directly are carried at estimated fair value.

    SECURITIES LENDING--We participate in a securities lending program whereby certain securities from our portfolio are loaned to other institutions for short periods of time. We receive a fee from the borrower in return. Our policy is to require collateral equal to 102 percent of the fair value of the loaned securities. We maintain full ownership rights to the securities loaned. In addition, we have the ability to sell the securities while they are on loan. We have an indemnification agreement with the lending agents in the event a borrower becomes insolvent or fails to return securities.

    REALIZED INVESTMENT GAINS AND LOSSES--We record the cost of each individual investment so that when we sell any of them, we are able to identify and record the gain or loss on that transaction on our statement of income.

    We continually monitor the difference between the cost and estimated fair value of our investments. If any of our investments experience a decline in value that we believe is other than temporary, we establish a valuation allowance for the decline and record a realized loss on the statement of income.

    UNREALIZED APPRECIATION AND DEPRECIATION-- For investments we carry at estimated fair value, we record the difference between cost and fair value, net of deferred taxes, as a part of common shareholders' equity. This difference is referred to as unrealized appreciation or depreciation. In our life insurance operations, deferred policy acquisition costs and certain reserves are adjusted for the impact on estimated gross margins as if the net unrealized gains and losses on securities had actually been realized. The change in unrealized appreciation or depreciation during the year is a component of comprehensive income.

GOODWILL

    Goodwill is the excess of the amount we paid to acquire a company over the fair value of its net assets, reduced by amortization and any subsequent valuation adjustments. We amortize goodwill over periods of up to 40 years. The accumulated amortization of goodwill was $203.5 million and $153.1 million at Dec. 31, 1998 and 1997, respectively.

IMPAIRMENT OF LONG-LIVED ASSETS AND INTANGIBLES

    We monitor the value of our long-lived assets to be held and used for recoverability based on our estimate of the future cash flows (undiscounted and without interest charges) expected to result from the use of the asset and its eventual disposition considering any events or changes in circumstances which indicate that the carrying value of an asset may not be recoverable. We monitor the value of our goodwill based on our estimates of discounted future earnings. If either estimate is less than the carrying amount of the asset, we reduce the carrying value to fair value with a corresponding charge to expenses. We monitor the value of our long-lived assets, and certain identifiable intangibles, to be disposed of and report them at the lower of carrying value or fair value less our estimated cost to sell.

OFFICE PROPERTIES AND EQUIPMENT

    We carry office properties and equipment at depreciated cost. We depreciate these assets on a straight-line basis over the estimated useful lives of the assets. The accumulated depreciation for office properties and equipment was $405.3 million and $369.4 million at the end of 1998 and 1997, respectively.

FOREIGN CURRENCY TRANSLATION

    We assign functional currencies to our foreign operations, which are generally the currencies of the local operating environment. Foreign currency amounts are remeasured to the functional currency, and the resulting foreign exchange gains or losses are reflected in the statement of income. Functional currency amounts are then translated into U.S. dollars. The unrealized gain or loss from this translation is recorded as a part of common shareholders' equity. The change in unrealized foreign currency translation gain or loss during the year is a component of comprehensive income. Both the remeasurement and translation are calculated using current exchange rates for the balance sheets and average exchange rates for the statements of income.

    In highly inflationary economies, the functional currency is the U.S. dollar. Monetary assets and liabilities are translated into U.S. dollars using exchange rates in effect at the balance sheet date, whereas nonmonetary balances are translated using historical exchange rates. Revenue and expense accounts are translated using the average exchange rates prevailing during the year for monetary transactions and historical exchange rates for nonmonetary transactions. Realized gains or losses resulting from translation are included in the statement of income.

SUPPLEMENTAL CASH FLOW INFORMATION

    INTEREST AND INCOME TAXES PAID--We paid interest of $71.1 million in 1998, $81.1 million in 1997 and $85.5 million in 1996. We paid federal income taxes of $68.3 million in 1998, $99.3 million in 1997 and $96.3 million in 1996.

    NONCASH FINANCING ACTIVITIES--The John Nuveen Company issued $45 million of preferred stock in 1997 to fund a portion of its purchase of Flagship Resources, Inc. In December 1997, we issued $112 million of common stock in consideration for our acquisition of TITAN Holdings, Inc. Cash provided from operating activities in 1997 does not include a $104 million portion of a coinsurance contract purchased to cede certain structured settlement annuity obligations (see Note 15 "Reinsurance"). During 1996, we entered into a coinsurance contract with an unaffiliated life insurance company to cede a portion of our block of single premium deferred annuities (the "broker SPDA block"). As part of the noncash transaction, we transferred $932 million of investments and other assets to the coinsurer, and recorded a reinsurance receivable of $964 million.

2.  MERGER WITH USF&G CORPORATION

    On April 24, 1998, The St. Paul issued 66.5 million of its common shares (as adjusted for the May 6, 1998 two-for-one stock split) in a tax-free exchange for all of the outstanding common stock of USF&G Corporation (USF&G), a holding company for property-liability and life insurance operations. This business combination was accounted for as a pooling of interests; accordingly, the consolidated financial statements for all periods prior to the combination were restated to include the accounts and results of operations of USF&G. There were no material intercompany transactions between The St. Paul and USF&G prior to the merger.

    The following summarizes the results of operations previously reported by The St. Paul and USF&G, and the combined amounts included in the accompanying consolidated financial statements.

                                YEAR ENDED DECEMBER 31
                                ----------------------
                                   1997        1996
                                ----------  ----------
                                    (IN THOUSANDS)
Total Revenues:
  The St. Paul Companies,
    Inc.......................  $6,219,273  $5,734,156
  USF&G Corporation...........   3,403,906   3,497,381
                                ----------  ----------
    Combined..................  $9,623,179  $9,231,537
                                ----------  ----------
                                ----------  ----------
Net Income:
  The St. Paul Companies,
    Inc.......................  $  705,473  $  450,099
  USF&G Corporation...........     193,866     260,977
                                ----------  ----------
    Combined..................  $  899,339  $  711,076
                                ----------  ----------
  Conforming accounting
    adjustment, net of
    taxes.....................      29,953      21,626
                                ----------  ----------
  Net income included in
    accompanying consolidated
    financial statements......  $  929,292  $  732,702
                                ----------  ----------
                                ----------  ----------

    Prior to the merger, USF&G discounted all of its workers' compensation reserves to present value, whereas The St. Paul did not discount any of its loss reserves. Subsequent to the merger, The St. Paul and USF&G on a combined basis discounted tabular workers' compensation reserves using an interest rate of up to 3.5%. These reserves have an ultimate cost and payment pattern that are fixed and determinable, and accordingly, may be discounted in accordance with Staff Accounting Bulletin No. 62, "Discounting by Property-Casualty Insurance Companies." The St. Paul has determined that the discounting of such reserves is the preferable accounting treatment. The conforming accounting adjustment in the preceding table represents the net reduction in insurance losses and loss adjustment expenses to conform the discounting policies of the two companies with regard to these reserves.

    We recorded a pretax charge to earnings of $292 million ($221 million after-tax) in 1998 related to the merger, primarily consisting of severance and other employee-related costs, facilities exit costs, asset impairments and transaction costs. We estimated that approximately 2,000 positions would be eliminated due to the combination of the two organizations, resulting from efficiencies to be realized by the larger organization and the elimination of redundant functions. All levels of employees, from technical staff to senior management, are affected by the reductions. The number of positions expected to be reduced by function include approximately 950 in our property-liability underwriting operation, 350 in claims and 700 in finance and other administrative positions. The reductions will occur throughout the United States. Through Dec. 31, 1998, approximately 1,400 positions had been eliminated, and the cost of termination benefits paid was $78.2 million. We expect to realize annualized pretax expense savings of approximately $200 million as a result of our plan to merge the two organizations, primarily due to the reduction in employee salaries and benefits.

    The merger-related charge was determined in accordance with Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity," Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," SFAS No. 5, "Accounting for Contingencies," and Accounting Principles Board Opinion No. 16, "Business Combinations."

    The following table provides information about the components of the charge taken during the second quarter, payments made and the balance of accrued amounts remaining at Dec. 31, 1998.

                          PRE-TAX
                           CHARGE
                       --------------
                       (IN THOUSANDS)
CHARGES TO EARNINGS:
USF&G corporate
  headquarters.......    $   36,400
Long-lived assets....        22,835
Software depreciation
  acceleration.......         9,678
Computer leases and
  equipment..........         9,600
Other equipment &
  furniture..........         7,700
                       --------------
  Subtotal...........        86,213
                       --------------

                                                      RESERVE
                          PRE-TAX                   AT DEC. 31,
                           CHARGE       PAYMENTS       1998
                       --------------  -----------  -----------
                                    (IN THOUSANDS)
ACCRUED CHARGES
  SUBJECT TO
  ROLLFORWARD:
Executive
  severance..........        89,352     $ (51,939)   $  37,413
Other severance......        52,200       (26,275)      25,925
Branch lease exit
  costs..............        34,150          (105)      34,045
Transaction costs....        29,676       (29,681)          (5)
                       --------------  -----------  -----------
  Subtotal...........       205,378     $(108,000)      97,378
                       --------------  -----------  -----------
    Total............    $  291,591                  $  97,378
                       --------------               -----------
                       --------------               -----------

    On our Statement of Income, $268.8 million of the merger-related charge was recorded in the "Operating and administrative" expense caption and $22.8 million was recorded in the "Realized investment gains" revenue caption.

    The following discussion provides more information regarding the rationale for and calculation of each component of the merger-related charge:

USF&G CORPORATE HEADQUARTERS

    The Founders Building had been one of USF&G's headquarters buildings in Baltimore, MD. Upon consummation of the merger, it was determined that the headquarters for the combined entity would reside in St. Paul, MN, and that a significant number of personnel working in Baltimore would be terminated, thus vacating a significant portion of the Founders Building. We developed a plan to lease that space to outside parties and thus categorized it as an "asset to be held or used" as defined in SFAS No. 121 for purposes of evaluating the potential impairment of its $64 million carrying value. That evaluation, based on the anticipated undiscounted future cash flows from potential lessees, indicated that an impairment in the carrying value had occurred, and the building was written down by $36 million to its fair value of $28 million. The writedown is reflected in our "parent company and other" segment results. We continue to depreciate this building over its estimated remaining useful life.

LONG-LIVED ASSETS

    Upon consummation of the merger, we determined that several of USF&G's real estate investments were not consistent with our real estate investment strategy. A plan was developed to sell a number of apartment buildings and various other miscellaneous holdings, with an expected disposal date in 1999. In applying the provisions of SFAS No. 121, we determined that four of these miscellaneous investments should be written down to fair value, based on our plan to sell them. Fair value was determined based on a discounted cash flow analysis, or based on market prices for similar assets. The impairment writedown is reflected in our Statement of Income in "Realized investment gains." The investments are as follows:

1 -- DESCRIPTION OF INVESTMENT: Percentage rents retained after sale of a portfolio of stores to a third party.

    CARRYING AMOUNT: $21.6 million prior to writedown of $16.6 million, for current amount of $5.0 million.

2 -- DESCRIPTION OF INVESTMENT: 138-acre land parcel in New Jersey, with farm buildings being rented out.

    CARRYING AMOUNT: $4.9 million prior to writedown of $2.1 million, for current amount of $2.8 million.

3 -- DESCRIPTION OF INVESTMENT: Receivable representing cash flow guarantee payments related to real estate partnerships.

    CARRYING AMOUNT: $4.8 million prior to writedown of $1.7 million, for a balance of $3.1 million.

4 -- DESCRIPTION OF INVESTMENT: Limited partnership interests in three citrus groves. CARRYING AMOUNT: $7.4 million prior to writedown of $2.4 million, for current amount of $5.0 million.

    These writedowns are reflected in the following segment results: $14.1 million in property-liability investment; $6.2 million in parent company and other; and $2.5 million in life.

ACCELERATION OF SOFTWARE DEPRECIATION

    We conducted an extensive technology study upon consummation of the merger as part of the business plan to merge the two companies. The resulting strategy to standardize technology throughout the combined entity and maintain one data center in St. Paul, MN, resulted in the identification of duplicate software applications. As a result, the estimated useful life for that software was shortened, resulting in an additional charge to earnings.

COMPUTER LEASES AND EQUIPMENT

    The technology study also identified redundant computer hardware, resulting in lease buy-out transactions and disposals of computer equipment.

OTHER EQUIPMENT AND FURNITURE

    The decision to combine all corporate headquarters in St. Paul, MN created excess equipment and furniture in Baltimore, MD. The charge was calculated based on the book value of assets at that location.

EXECUTIVE SEVERANCE

    Represents the obligations The St. Paul will be required to pay in accordance with the USF&G Senior Executive Severance Plan in place at the time of the merger. The plan provides for payments to participants in the event the participant is terminated without cause by the company or for good reason by the participant within two years of the effective date of a transaction covered by the plan.

OTHER SEVERANCE

    Represents severance and related benefits such as out-placement counseling, vacation buy-out and medical coverage to be paid to terminated employees not covered under the USF&G Senior Executive Severance Plan.

BRANCH LEASE EXIT COSTS

    As a result of the merger, excess space will be created in several locations due to the anticipated staff reduction in the combined organization. The charge for branch lease exit costs was calculated by determining the percentage of anticipated excess space at each site and the current lease costs over the remaining lease period. In certain locations, the lease is expected to be terminated. For leases not expected to be terminated, the amount of expense included in the charge was calculated as the percentage of excess space (20% to 100%) times the net of: remaining rental payments plus capitalized leasehold improvements less actual sub-lease income. No amounts were discounted to present value in the calculation.

TRANSACTION COSTS

    This amount consists of registration fees, costs of furnishing information to stockholders, consultant fees, investment banker fees, and legal and accounting fees.

3.  EARNINGS PER COMMON SHARE

    Earnings per common share (EPS) amounts are calculated based on the provisions of SFAS No. 128, "Earnings Per Share." Common shares for all periods reflect the impact of the May 6, 1998 2-for-1 stock split.

                                   YEAR ENDED DECEMBER 31
                               -------------------------------
                                 1998       1997       1996
                               ---------  ---------  ---------
                                       (IN THOUSANDS)
BASIC
Net income, as reported......  $  89,348  $ 929,292  $ 732,702
Preferred stock dividends,
  net of taxes...............     (8,504)   (10,304)   (28,893)
Premium on preferred shares
  redeemed...................     (4,282)    (4,441)    (1,033)
                               ---------  ---------  ---------
    Net income available to
      common shareholders....  $  76,562  $ 914,547  $ 702,776
                               ---------  ---------  ---------
                               ---------  ---------  ---------
DILUTED
Net income available to
  common shareholders........  $  76,562  $ 914,547  $ 702,776
Effect of dilutive
  securities:
  Convertible preferred
    stock....................         --      5,998      9,478
  Zero coupon convertible
    notes....................         --      3,143      5,133
  Convertible monthly income
    preferred securities.....         --      8,073      8,073
                               ---------  ---------  ---------
    Net income available to
      common shareholders....  $  76,562  $ 931,761  $ 725,460
                               ---------  ---------  ---------
                               ---------  ---------  ---------
COMMON SHARES
BASIC
Weighted average common
  shares outstanding.........    235,360    230,158    233,340
                               ---------  ---------  ---------
                               ---------  ---------  ---------
DILUTED
Weighted average common
  shares outstanding.........    235,360    230,158    233,340
Effect of dilutive
  securities:
  Stock options..............      3,322      4,399      3,089
  Convertible preferred
    stock....................         --      7,788      9,152
  Zero coupon convertible
    notes....................         --      2,923      3,263
  Convertible monthly income
    preferred securities.....         --      7,017      7,017
                               ---------  ---------  ---------
      Total..................    238,682    252,285    255,861
                               ---------  ---------  ---------
                               ---------  ---------  ---------

    The assumed conversion of preferred stock, zero coupon notes and monthly income preferred securities are each anti-dilutive to The St. Paul's net income per share for the year ended Dec. 31, 1998, and are therefore not included in the EPS calculation.

4.  INVESTMENTS

    VALUATION OF INVESTMENTS--The following presents the cost, gross unrealized appreciation and depreciation, and estimated fair value of our investments in fixed maturities, equities and venture capital.

                                                                            DECEMBER 31, 1998
                                                         --------------------------------------------------------
                                                                           GROSS         GROSS        ESTIMATED
                                                                         UNREALIZED    UNREALIZED       FAIR
                                                             COST       APPRECIATION  DEPRECIATION      VALUE
                                                         -------------  ------------  ------------  -------------
                                                                              (IN THOUSANDS)
Fixed maturities:
  U.S. government......................................  $   2,672,630  $    208,471   $       (7)  $   2,881,094
  States and political subdivisions....................      6,113,669       445,483         (331)      6,558,821
  Foreign governments..................................        909,353        70,378       (1,515)        978,216
  Corporate securities.................................      6,747,847       375,100      (26,577)      7,096,370
  Asset-backed securities..............................        661,259        26,012       (2,831)        684,440
  Mortgage-backed securities...........................      2,791,677        66,212         (571)      2,857,318
                                                         -------------  ------------  ------------  -------------
    Total fixed maturities.............................     19,896,435     1,191,656      (31,832)     21,056,259
Equities...............................................        941,723       360,576      (43,790)      1,258,509
Venture capital........................................        389,225       200,969      (18,854)        571,340
                                                         -------------  ------------  ------------  -------------
    Total..............................................  $  21,227,383  $  1,753,201   $  (94,476)  $  22,886,108
                                                         -------------  ------------  ------------  -------------
                                                         -------------  ------------  ------------  -------------

                                                                            DECEMBER 31, 1997
                                                         --------------------------------------------------------
                                                                           GROSS         GROSS        ESTIMATED
                                                                         UNREALIZED    UNREALIZED       FAIR
                                                             COST       APPRECIATION  DEPRECIATION      VALUE
                                                         -------------  ------------  ------------  -------------
                                                                              (IN THOUSANDS)
Fixed maturities:
  U.S. government......................................  $   2,754,657  $    120,750   $   (1,886)  $   2,873,521
  States and political subdivisions....................      6,280,554       419,744         (535)      6,699,763
  Foreign governments..................................      1,118,494        66,586      (23,875)      1,161,205
  Corporate securities.................................      6,089,142       287,178       (5,613)      6,370,707
  Asset-backed securities..............................        692,536        14,946         (400)        707,082
  Mortgage-backed securities...........................      3,053,327        80,607         (993)      3,132,941
                                                         -------------  ------------  ------------  -------------
    Total fixed maturities.............................     19,988,710       989,811      (33,302)     20,945,219
Equities...............................................        804,593       267,889      (20,112)      1,052,370
Venture capital........................................        324,333       156,205      (18,646)        461,892
                                                         -------------  ------------  ------------  -------------
    Total..............................................  $  21,117,636  $  1,413,905   $  (72,060)  $  22,459,481
                                                         -------------  ------------  ------------  -------------
                                                         -------------  ------------  ------------  -------------

    STATUTORY DEPOSITS--At Dec. 31, 1998, our property-liability and life insurance operations had investments in fixed maturities with an estimated fair value of $1.17 billion on deposit with regulatory authorities as required by law.

    FIXED MATURITIES BY MATURITY DATE--The following table presents the breakdown of our fixed maturities by years to maturity. Actual maturities may differ from those stated as a result of calls and prepayments.

                                 DECEMBER 31, 1998
                              ------------------------
                               AMORTIZED    ESTIMATED
                                 COST      FAIR VALUE
                              -----------  -----------
                                   (IN THOUSANDS)
One year or less............  $   895,252  $   906,956
Over one year through five
  years.....................    4,459,414    4,686,292
Over five years through 10
  years.....................    5,721,337    6,101,179
Over 10 years...............    5,367,496    5,820,074
Asset-backed securities with
  various maturities........      661,259      684,440
Mortgage-backed securities
  with various maturities...    2,791,677    2,857,318
                              -----------  -----------
  Total.....................  $19,896,435  $21,056,259
                              -----------  -----------
                              -----------  -----------

5.  INVESTMENT TRANSACTIONS

    INVESTMENT ACTIVITY--Following is a summary of our investment purchases, sales and maturities.

                          YEAR ENDED DECEMBER 31
                    ----------------------------------
                       1998        1997        1996
                    ----------  ----------  ----------
                              (IN THOUSANDS)
PURCHASES
Fixed
  maturities......  $3,213,663  $3,435,901  $3,077,119
Equities..........   1,250,453   1,509,774   1,087,951
Real estate and
  mortgage
  loans...........     211,263     380,258     291,745
Venture capital...     153,146      97,413      94,891
Other
  investments.....     100,380      24,065      15,846
                    ----------  ----------  ----------
  Total
    purchases.....   4,928,905   5,447,411   4,567,552
                    ----------  ----------  ----------
PROCEEDS FROM
  SALES AND
  MATURITIES
Fixed maturities:
  Sales...........   1,098,212   1,705,234   1,096,544
  Maturities and
    redemptions...   2,012,366   1,322,330   1,432,263
Equities..........   1,340,620   1,478,575   1,353,399
Real estate and
  mortgage
  loans...........     338,709     467,684     185,742
Venture capital...      63,894     250,015     118,011
Other
  investments.....     104,898       4,384       2,957
                    ----------  ----------  ----------
  Total sales and
    maturities....   4,958,699   5,228,222   4,188,916
                    ----------  ----------  ----------
  Net purchases
    (sales).......  $  (29,794) $  219,189  $  378,636
                    ----------  ----------  ----------
                    ----------  ----------  ----------

    NET INVESTMENT INCOME--Following is a summary of our net investment income.

                          YEAR ENDED DECEMBER 31
                    ----------------------------------
                       1998        1997        1996
                    ----------  ----------  ----------
                              (IN THOUSANDS)
Fixed
  maturities......  $1,376,038  $1,405,478  $1,368,654
Equities..........      16,271      17,357      16,279
Real estate and
  mortgage
  loans...........     120,812     112,944      83,994
Venture capital...         297         352         324
Securities
  lending.........         726         518         769
Other
  investments.....      21,529       9,348      18,718
Short-term
  investments.....      76,741      57,915      51,371
                    ----------  ----------  ----------
  Total...........   1,612,414   1,603,912   1,540,109
Investment
  expenses........     (27,432)    (26,107)    (27,534)
                    ----------  ----------  ----------
  Net investment
    income........  $1,584,982  $1,577,805  $1,512,575
                    ----------  ----------  ----------
                    ----------  ----------  ----------

    REALIZED AND UNREALIZED INVESTMENT GAINS (LOSSES)--The following summarizes our pretax realized investment gains and losses, and the change in unrealized appreciation of investments recorded in common shareholders' equity and in comprehensive income.

                                   YEAR ENDED DECEMBER 31
                               -------------------------------
                                 1998       1997       1996
                               ---------  ---------  ---------
                                       (IN THOUSANDS)
PRETAX REALIZED INVESTMENT
  GAINS (LOSSES)
Fixed maturities:
  Gross realized gains.......  $  10,268  $  36,233  $  23,033
  Gross realized losses......    (21,376)   (43,620)   (40,037)
                               ---------  ---------  ---------
    Total fixed maturities...    (11,108)    (7,387)   (17,004)
                               ---------  ---------  ---------
Equities:
  Gross realized gains.......    241,407    208,978    239,646
  Gross realized losses......    (77,524)   (46,412)   (31,282)
                               ---------  ---------  ---------
    Total equities...........    163,883    162,566    208,364
                               ---------  ---------  ---------
Real estate and
  mortgage loans.............     13,883     45,259    (22,137)
Venture capital..............     25,231    212,663     86,011
Other investments............      9,800      9,947      6,755
                               ---------  ---------  ---------
    Total pretax realized
      investment gains.......  $ 201,689  $ 423,048  $ 261,989
                               ---------  ---------  ---------
                               ---------  ---------  ---------

                                   YEAR ENDED DECEMBER 31
                               -------------------------------
                                 1998       1997       1996
                               ---------  ---------  ---------
                                       (IN THOUSANDS)
CHANGE IN UNREALIZED
  APPRECIATION
Fixed maturities.............  $ 203,315  $ 399,696  $(440,916)
Equities.....................     69,009     61,969     27,981
Venture capital..............     44,556   (154,826)   163,110
Life deferred policy
  acquisition costs and
  policy benefits............       (653)   (21,171)    53,469
Single premium immediate
  annuity reserves...........    (16,678)   (27,411)        --
Other........................    (16,765)    (1,974)    11,074
                               ---------  ---------  ---------
    Total change in pretax
      unrealized
      appreciation...........    282,784    256,283   (185,282)
Change in deferred taxes.....   (101,205)   (89,853)   (34,456)
                               ---------  ---------  ---------
    Total change in
      unrealized
      appreciation, net of
      taxes..................  $ 181,579  $ 166,430  $(219,738)
                               ---------  ---------  ---------
                               ---------  ---------  ---------

6.  DERIVATIVE FINANCIAL INSTRUMENTS

    Derivative financial instruments are defined as futures, forward, swap or option contracts and other financial instruments with similar characteristics. We have had limited involvement with these instruments for purposes of hedging against fluctuations in market indices, foreign currency exchange rates and interest rates. All investments, including derivative instruments, have some degree of market and credit risk associated with them. However, the market risk on our derivatives substantially offsets the market risk associated with fluctuations in interest rates. We seek to reduce our credit risk by conducting derivative transactions only with reputable, investment-grade counterparties.
    We enter into interest rate swap agreements for the purpose of reducing the effect of interest rate fluctuations on some of our debt and investments. We purchase foreign exchange forward contracts to minimize the impact of fluctuating foreign currencies on our results of operations. We hedge our obligation to pay credited rates on equity-indexed annuity products by purchasing options tied to the S&P 500 index. Individually, and in the aggregate, the impact of these transactions on our financial position and results of operations is not material.

7.  RESERVES FOR LOSSES, LOSS ADJUSTMENT EXPENSES AND LIFE POLICY BENEFITS

    RECONCILIATION OF LOSS RESERVES--The following table represents a reconciliation of beginning and ending consolidated property-liability insurance loss and loss adjustment expense (LAE) reserves for each of the last three years.

                                    YEAR ENDED DECEMBER 31
                             -------------------------------------
                                1998         1997         1996
                             -----------  -----------  -----------
                                        (IN THOUSANDS)
Loss and LAE reserves at
  beginning of year, as
  reported.................  $18,153,080  $17,888,536  $16,559,200
Less reinsurance
  recoverables on unpaid
  losses at beginning of
  year.....................   (3,053,425)  (2,867,732)  (2,826,942)
                             -----------  -----------  -----------
  Net loss and LAE reserves
    at beginning of year...   15,099,655   15,020,804   13,732,258
Net reserves of acquired
  companies................           --      140,710    1,033,443
                             -----------  -----------  -----------
Provision for losses and
  LAE for claims incurred:
  Current year.............    5,874,522    5,720,662    5,567,703
  Prior years..............     (270,961)    (627,141)    (414,138)
                             -----------  -----------  -----------
    Total incurred.........    5,603,561    5,093,521    5,153,565
                             -----------  -----------  -----------
Losses and LAE payments for
  claims incurred:
  Current year.............   (1,840,328)  (1,709,512)  (1,864,832)
  Prior years..............   (3,653,865)  (3,453,073)  (3,029,833)
                             -----------  -----------  -----------
    Total paid.............   (5,494,193)  (5,162,585)  (4,894,665)
                             -----------  -----------  -----------
Unrealized foreign exchange
  loss (gain)..............      (14,916)       7,205       (3,797)
                             -----------  -----------  -----------
  Net loss and LAE reserves
    at end of year.........   15,194,107   15,099,655   15,020,804
Plus reinsurance
  recoverables on unpaid
  losses at end of year....    3,263,814    3,053,425    2,867,732
                             -----------  -----------  -----------
  Loss and LAE reserves at
    end of year, as
    reported...............  $18,457,921  $18,153,080  $17,888,536
                             -----------  -----------  -----------
                             -----------  -----------  -----------

    In 1998, we recorded pretax loss and loss adjustment expenses of $250 million to reflect the application of our loss reserving policies to USF&G's loss and loss adjustment expense reserves subsequent to the merger. In the foregoing table, $60.7 million of the charge is reflected in the provision for current year losses and LAE, and the remaining $189.3 million is reflected in the provision for prior year losses and LAE.

    Prior to the merger, both companies, in accordance with generally accepted accounting principles, recorded their best estimate of reserves within a range of estimates bounded by a high point and a low point. Subsequent to the consummation of the merger in April 1998, we obtained the raw data underlying, and documentation supporting, USF&G's Dec. 31, 1997 reserve analysis. Our actuaries reviewed such information and concurred with the reasonableness of USF&G's range of estimates for their reserves. However, applying their judgment and interpretation to the range, our actuaries, who would be responsible for setting reserve amounts for the combined entity, concluded that strengthening the reserves would be appropriate, resulting in the $250 million adjustment. The adjustment was allocated to the following business segments: Commercial Lines ($196.7 million); Personal Insurance ($35.1 million); and Specialty Commercial ($18.2 million).

    LIFE BENEFIT RESERVES--The following table shows our life insurance operations future policy benefit reserves by type.

                                     DECEMBER 31
                                ----------------------
                                   1998        1997
                                ----------  ----------
                                    (IN THOUSANDS)
Single Premium Annuities:
  Deferred....................  $1,366,137  $1,373,519
  Immediate...................   1,118,586   1,047,744
Other annuities...............   1,031,871     367,475
Universal/term/group life.....     625,683   1,027,312
                                ----------  ----------
  Gross balance...............   4,142,277   3,816,050
Reinsurance recoverables......     713,975     785,626
                                ----------  ----------
  Total future policy benefit
    reserves..................  $3,428,302  $3,030,424
                                ----------  ----------
                                ----------  ----------

    ENVIRONMENTAL AND ASBESTOS RESERVES--Our underwriting operations continue to receive claims under policies written many years ago alleging injuries from environmental pollution or alleging covered property damages for the cost to clean up polluted sites. We have also received asbestos claims arising out of product liability coverages under general liability policies.

    The following table summarizes the environmental and asbestos reserves reflected in our consolidated balance sheet at Dec. 31, 1998 and 1997. Amounts in the "net" column are reduced by reinsurance.

                                     DECEMBER 31
                      ------------------------------------------
                              1998                  1997
                      --------------------  --------------------
                        GROSS       NET       GROSS       NET
                      ----------  --------  ----------  --------
                                    (IN THOUSANDS)
Environmental.......  $  783,000  $645,000  $  867,000  $677,000
Asbestos............     402,000   277,000     397,000   279,000
                      ----------  --------  ----------  --------
  Total
    environmental
    and asbestos
    reserves........  $1,185,000  $922,000  $1,264,000  $956,000
                      ----------  --------  ----------  --------
                      ----------  --------  ----------  --------

8.  INCOME TAXES

    METHOD FOR COMPUTING INCOME TAX EXPENSE (BENEFIT)--We are required to compute our income tax expense under the liability method. This means deferred income taxes reflect what we estimate we will pay or receive in future years. A current tax liability is recognized for the estimated taxes payable for the current year.

    INCOME TAX EXPENSE (BENEFIT)--Income tax expense or benefits are recorded in various places in our financial statements. A summary of the amounts and places follows:

                                 YEAR ENDED DECEMBER 31
                             -------------------------------
                               1998       1997       1996
                             ---------  ---------  ---------
                                     (IN THOUSANDS)
STATEMENTS OF INCOME
Expense (benefit) on
  continuing operations....  $(135,635) $ 338,666  $ 150,637
Expense on discontinued
  operations...............         --         --        401
Benefit on loss on
  disposal.................         --    (35,530)  (291,493)
                             ---------  ---------  ---------
  Total income tax expense
    (benefit) included in
    statements of income...   (135,635)   303,136   (140,455)
                             ---------  ---------  ---------
COMMON SHAREHOLDERS' EQUITY
Benefit for deductions
  relating to:
  Dividends on unallocated
    ESOP and PSOP shares...     (5,880)    (3,112)    (3,626)
  Employee stock options
    and awards.............     (6,468)    (8,211)    (5,623)
Expense for the change in
  unrealized appreciation
  and unrealized foreign
  exchange.................     98,538     89,232     31,891
                             ---------  ---------  ---------
  Total income tax expense
    included in common
    shareholders' equity...     86,190     77,909     22,642
                             ---------  ---------  ---------
  Total income tax expense
    (benefit) included in
    financial statements...  $ (49,445) $ 381,045  $(117,813)
                             ---------  ---------  ---------
                             ---------  ---------  ---------

    COMPONENTS OF INCOME TAX EXPENSE (BENEFIT)--The components of income tax expense (benefits) on continuing operations are as follows:

                            YEAR ENDED DECEMBER 31
                        -------------------------------
                          1998       1997       1996
                        ---------  ---------  ---------
                                (IN THOUSANDS)
Federal current tax
  expense.............  $  19,650  $ 281,528  $ 117,035
Federal deferred tax
  expense (benefit)...   (177,433)    23,299      5,174
                        ---------  ---------  ---------
  Total federal income
    tax expense
    (benefit).........   (157,783)   304,827    122,209
Foreign income
  taxes...............     13,740     19,467     22,074
State income taxes....      8,408     14,372      6,354
                        ---------  ---------  ---------
  Total income tax
    expense (benefit)
    on continuing
    operations........  $(135,635) $ 338,666  $ 150,637
                        ---------  ---------  ---------
                        ---------  ---------  ---------

    OUR TAX RATE IS DIFFERENT FROM THE STATUTORY RATE--Our total income tax expense differs from the statutory rate of 35% of pretax income as shown in the following table:

                           YEAR ENDED DECEMBER 31
                       -------------------------------
                         1998       1997       1996
                       ---------  ---------  ---------
                               (IN THOUSANDS)
Federal income tax
  expense (benefit)
  at statutory
  rate...............  $ (16,201) $ 467,498  $ 346,884
Increase (decrease)
  attributable to:
  Nontaxable
    investment
    income...........   (112,882)  (112,420)   (96,156)
  Valuation
    allowance........    (35,408)   (31,657)  (106,519)
  Nondeductible
    merger expense...     31,036         --         --
  Other..............     (2,180)    15,245      6,428
                       ---------  ---------  ---------
    Total income tax
      expense
      (benefit) on
      continuing
      operations.....  $(135,635) $ 338,666  $ 150,637
                       ---------  ---------  ---------
                       ---------  ---------  ---------

    MAJOR COMPONENTS OF DEFERRED INCOME TAXES ON OUR BALANCE SHEET--Differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years are called temporary differences. The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities are presented in the following table:

                                     DECEMBER 31
                                ----------------------
                                   1998        1997
                                ----------  ----------
                                    (IN THOUSANDS)
DEFERRED TAX ASSETS
Loss reserves.................  $1,048,361  $1,122,326
Loss on disposal of insurance
  brokerage operations........      33,036     199,868
Unearned premium reserves.....     181,165     198,124
Net operating loss
  carryforward................     459,926     194,267
Other.........................     706,144     555,562
                                ----------  ----------
  Total gross deferred tax
    assets....................   2,428,632   2,270,147
Less valuation allowance......      (5,814)    (41,222)
                                ----------  ----------
  Net deferred tax assets.....   2,422,818   2,228,925
                                ----------  ----------
DEFERRED TAX LIABILITIES
Unrealized appreciation of
  investments.................     536,334     437,947
Deferred acquisition costs....     277,624     279,469
Real estate...................     115,051      65,036
Other.........................     300,517     232,683
                                ----------  ----------
  Total gross deferred tax
    liabilities...............   1,229,526   1,015,135
                                ----------  ----------
  Deferred income taxes.......  $1,193,292  $1,213,790
                                ----------  ----------
                                ----------  ----------

    If we believe that all of our deferred tax assets will not result in future tax benefits, we must establish a "valuation allowance" for the portion of these assets that we think will not be realized. The net change in the valuation allowance for deferred tax assets was a decrease of $35.4 million in 1998, and a decrease of $31.7 million in 1997, relating to our foreign underwriting operations and our provision for loss on disposal of insurance brokerage operations. Based upon a review of our refundable taxes, anticipated future earnings, and all other available evidence, both positive and negative, we have concluded it is "more likely than not" that our net deferred tax assets will be realized.

    NET OPERATING LOSS (NOL), FOREIGN TAX CREDIT (FTC), AND ALTERNATIVE MINIMUM TAX (AMT) CREDIT CARRYFORWARDS--For tax return purposes, as of Dec. 31, 1998 we had NOL carryforwards that expire, if unused, in 2004-2018 and FTC carryforwards that expire, if unused, in 2000-2003. We have AMT credit carryforwards of approximately $116.7 million which are available to reduce future federal regular income taxes over an indefinite period. The amount and timing of realizing the benefits of NOL, FTC and AMT credit carryforwards depends on future taxable income and limitations imposed by tax laws. The approximate amounts of the NOLs on a regular tax basis and an AMT basis at Dec. 31, 1998 were $1,314.1 million and $908.7 million, respectively. The approximate amounts of the FTCs on a regular tax basis and an AMT basis at Dec. 31, 1998 were $9.9 million and $8.1 million, respectively. The benefits of the NOL, FTC and AMT credit carryforwards have been recognized in our financial statements and are included in our net deferred tax assets.

    UNDISTRIBUTED EARNINGS OF SUBSIDIARIES--U.S. income taxes have not been provided on $35.0 million of our foreign operations' undistributed earnings as of Dec. 31, 1998, as such earnings are intended to be permanently reinvested in those operations. Furthermore, any taxes paid to foreign governments on these earnings may be used as credits against the U.S. tax on any dividend distributions from such earnings.

    We have not provided taxes on approximately $194.5 million of undistributed earnings related to our majority ownership of The John Nuveen Company as of Dec. 31, 1998, because we currently do not expect those earnings to become taxable to us.

    IRS EXAMINATIONS--The IRS is currently examining the USF&G Life Group's premerger returns for the years 1992 and 1993 and USF&G's pre-merger consolidated returns for the years 1994 through 1997. The IRS has examined The St. Paul's pre-merger consolidated returns through 1994 and is currently examining the years 1995 through 1997. We believe that any additional taxes assessed as a result of these examinations would not materially affect our overall financial position, results of operations or liquidity.

9.  CAPITAL STRUCTURE

    The following summarizes our capital structure:

                                    DECEMBER 31
                               ----------------------
                                  1998        1997
                               ----------  ----------
                                   (IN THOUSANDS)
Debt.........................  $1,260,392  $1,304,008
Company-obligated mandatorily
  redeemable preferred
  capital securities of
  subsidiaries or trusts
  holding solely convertible
  subordinated debentures of
  the Company................     502,700     502,700
Preferred shareholders'
  equity.....................      15,576      16,725
Common shareholders'
  equity.....................   6,620,811   6,591,443
                               ----------  ----------
    Total capital............  $8,399,479  $8,414,876
                               ----------  ----------
                               ----------  ----------
Ratio of debt to total
  capital....................          15%         15%

DEBT

    Debt consists of the following:

                                           DECEMBER 31
                          ----------------------------------------------
                                   1998                    1997
                          ----------------------  ----------------------
                          BOOK VALUE  FAIR VALUE  BOOK VALUE  FAIR VALUE
                          ----------  ----------  ----------  ----------
Medium-term notes.......  $  636,913  $  674,700  $  511,920  $  529,000
Commercial paper........     257,461     257,461     168,429     168,429
8 3/8% senior notes.....     149,708     159,900     149,592     159,060
Zero coupon convertible
  notes.................     111,333     118,000     106,838     122,307
7 1/8% senior notes.....      79,848      86,000      79,824      82,680
Real estate mortgages...      15,129      15,600      19,900      20,491
Nuveen short-term
  borrowings............      10,000      10,000      69,500      69,500
7% senior notes.........          --          --     145,225     145,744
Nuveen notes payable....          --          --      15,000      15,100
Credit facility.........          --          --      35,000      35,000
Guaranteed ESOP debt....          --          --       2,780       2,800
                          ----------  ----------  ----------  ----------
    Total debt..........  $1,260,392  $1,321,661  $1,304,008  $1,350,111
                          ----------  ----------  ----------  ----------
                          ----------  ----------  ----------  ----------

    FAIR VALUE--The fair values of our commercial paper, credit facility and short-term borrowings approximate their book values because of their short-term nature. For our other debt, which has longer terms and fixed interest rates, our fair value estimate is based on current interest rates available on debt securities in the market that have terms similar to ours.

    MEDIUM-TERM NOTES--The medium-term notes bear interest rates ranging from 5.9% to 8.3%, with a weighted average rate of 6.9%. Maturities range from five to 15 years after the issuance date. During 1998, we issued $150 million of medium-term notes bearing an interest rate of 6.4%.

    COMMERCIAL PAPER--Our commercial paper is supported by a $400 million credit agreement that expires in 2002. The credit agreement requires us to stay below a certain ratio of debt to equity, maintain a stated amount of common shareholders' equity and meet certain other requirements. As of year-end 1998, we had not borrowed any funds under the agreement, and we were in compliance with all of its provisions.

    Interest rates on commercial paper issued in 1998 ranged from 4.5% to 6.3%; in 1997 the range was 5.2% to 6.8%; and in 1996 the range was 5.1% to 6.6%.

    8 3/8% SENIOR NOTES--The 8 3/8% senior notes mature in 2001.

    ZERO COUPON CONVERTIBLE NOTES--The zero coupon convertible notes are redeemable beginning in 1999 for an amount equal to the original issue price plus accreted original issue discount. In addition, on March 3, 1999 and March 3, 2004, the holders of the zero coupon convertible notes may require us to purchase their notes for the price of $640.82 and $800.51, respectively, per $1,000 of principal amount due at maturity.

    7 1/8% SENIOR NOTES--The 7 1/8% senior notes mature in 2005.

    REAL ESTATE MORTGAGES--The real estate mortgages represent a portion of the purchase price of two of our investments. One $13.2 million mortgage bears a fixed interest rate of 6.7% and matures in November 2000. A second $1.9 million mortgage bears a fixed rate of 8.1% and matures in February 2002.

    NUVEEN SHORT-TERM BORROWINGS--Short-term borrowings at the end of 1998 and 1997 were obligations of our asset management segment that were collateralized by some of its inventory securities. These borrowings bore a weighted average interest rate of 6.3% and 7.4% at Dec. 31, 1998 and 1997, respectively.

    7% SENIOR NOTES--The 7% senior notes matured in May 1998.

    CREDIT FACILITY--We maintained two committed, standby credit facilities totaling $450 million at Dec. 31, 1997. The facility in place for $200 million expired in December 1998 and the remaining facility will expire in 2002. These facilities require us to maintain a minimum net worth and debt-to-capital ratio. We were in compliance with the provisions contained in these agreements at Dec. 31, 1998 and 1997.

    INTEREST EXPENSE--Our interest expense was $75.4 million in 1998, $86.1 million in 1997 and $87.2 million in 1996.

    MATURITIES--The amount of debt that becomes due in each of the next five years is as follows: 1999, $287.5 million; 2000, $13.2 million; 2001, $195.2 million; 2002, $50.6 million; and 2003, $67.3 million.

COMPANY-OBLIGATED MANDATORILY REDEEMABLE PREFERRED CAPITAL SECURITIES OF SUBSIDIARIES OR TRUSTS HOLDING SOLELY CONVERTIBLE SUBORDINATED DEBENTURES OF THE COMPANY

    In 1995, we issued, through St. Paul Capital L.L.C. (SPCLLC), 4,140,000 company-obligated mandatorily redeemable preferred capital securities, generating proceeds of $207 million. These securities are also known as convertible monthly income preferred securities (MIPS). The MIPS pay a monthly dividend at an annual rate of 6% of the liquidation preference of $50 per security. We directly or indirectly own all of the common securities of SPCLLC, a special purpose limited liability company which was formed for the sole purpose of issuing the MIPS. We have effectively fully and unconditionally guaranteed SPCLLC's obligations under the MIPS. The MIPS are convertible into
1.695 shares of our common stock (equivalent to a conversion price of $29.50 per share). The MIPS are redeemable after May 31, 1999, but we may redeem them before then upon the occurrence of certain events.

    In 1997 and 1996, USF&G issued three series of capital securities. After consummation of the merger with USF&G in 1998, The St. Paul assumed all obligations relating to these capital securities. These Series A, Series B and Series C Capital Securities were issued through separate wholly-owned business trusts (USF&G

Capital I, USF&G Capital II and USF&G Capital III, respectively) formed for the sole purpose of issuing the securities. We have effectively fully and unconditionally guaranteed all obligations of the three business trusts.

    In December 1996, USF&G Capital I issued 100,000 shares of 8.5% Series A Capital Securities, generating proceeds of $100 million. The proceeds were used to purchase $100 million of USF&G Corporation 8.5% Series A subordinated debentures, which mature on Dec. 15, 2045. The debentures are redeemable under certain circumstances related to tax events at a price of $1,000 per debenture. The proceeds of such redemptions will be used to redeem a like amount of the Series A Capital Securities.

    In January 1997, USF&G Capital II issued 100,000 shares of 8.47% Series B Capital Securities, generating proceeds of $100 million. The proceeds were used to purchase $100 million of USF&G Corporation 8.47% Series B subordinated debentures, which mature on Jan. 10, 2027. The debentures are redeemable at our option at any time beginning in January 2007 at scheduled redemption prices ranging from $1,042 to $1,000 per debenture. The debentures are also redeemable prior to January 2007 under certain circumstances related to tax and other special events. The proceeds of such redemptions will be used to redeem a like amount of the Series B Capital Securities.

    In July 1997, USF&G Capital III issued 100,000 shares of 8.312% Series C Capital Securities, generating proceeds of $100 million. The proceeds were used to purchase $100 million of USF&G Corporation 8.312% Series C subordinated debentures, which mature on July 1, 2046. The debentures are redeemable under certain circumstances related to tax events at a price of $1,000 per debenture. The proceeds of such redemptions will be used to redeem a like amount of the Series C Capital Securities.

    Under certain circumstances related to tax events, we have the right to shorten the maturity dates of the Series A, Series B and Series C debentures to no earlier than June 24, 2016, July 10, 2016 and April 8, 2012, respectively, in which case the stated maturities of the related Capital Securities will likewise be shortened.

PREFERRED SHAREHOLDERS' EQUITY

    The preferred shareholders' equity on our balance sheet represents the par value of preferred shares outstanding that we issued to our Preferred Stock Ownership Plan (PSOP) Trust, less the remaining principal balance on the PSOP Trust debt. The PSOP Trust borrowed funds from a U.S. underwriting subsidiary to finance the purchase of the preferred shares, and we guaranteed the PSOP debt.

    The PSOP trust may at any time convert any or all of the preferred shares into shares of our common stock at a rate of eight shares of common stock for each preferred share. Our board of directors has reserved a sufficient number of our authorized common shares to satisfy the conversion of all preferred shares issued to the PSOP trust and the redemption of preferred shares to meet employee distribution requirements. Upon the redemption of preferred shares, we issue shares of our common stock to the trust to fulfill the redemption obligations.

    During the first half of 1997, we redeemed all of the remaining outstanding shares of USF&G's Series A Preferred Stock for $200 million cash.

COMMON SHAREHOLDERS' EQUITY

    COMMON STOCK AND REACQUIRED SHARES--We are governed by the Minnesota Business Corporation Act. All authorized shares of voting common stock have no par value. Shares of common stock reacquired are considered unissued shares. The number of authorized shares of the company is 480 million.

    Our cost for reacquired shares in 1998, 1997 and 1996 was $135.1 million, $128.1 million and $225.0 million, respectively. We reduced our capital stock account and retained earnings for the cost of these repurchases. In December 1997, we issued approximately 2.9 million shares of common stock valued at $112 million as partial consideration for our acquisition of Titan. Also in 1997, we issued 40,976 shares of our common stock valued at $1.7 million, and in 1996 we issued 57,496 shares of our common stock (also valued at $1.7 million), as partial consideration for our acquisition of a Lloyd's of

London managing agency. We issued 1.2 million common shares during 1996 for the conversion of USF&G Corporation Series B Preferred Stock.

    A summary of our common stock activity for the last three years is as follows:

                                YEAR ENDED DECEMBER 31
                         -------------------------------------
                            1998         1997         1996
                         -----------  -----------  -----------
                                       (SHARES)
Outstanding at
  beginning of year....  233,129,721  230,851,306  235,433,487
Shares issued:
  Stock incentive
    plans..............    4,243,354    1,501,532    1,597,983
  Conversion of
    preferred stock....      204,765    1,223,571    1,310,849
  Acquisitions.........           --    2,918,396       57,496
Reacquired shares......   (3,828,062)  (3,365,084)  (7,548,509)
                         -----------  -----------  -----------
Outstanding at end of
  year.................  233,749,778  233,129,721  230,851,306
                         -----------  -----------  -----------
                         -----------  -----------  -----------

    UNDESIGNATED SHARES--Our articles of incorporation allow us to issue five million undesignated shares. The board of directors may designate the type of shares and set the terms thereof. The board designated 50,000 shares as Series A Junior Participating Preferred Stock in connection with the establishment of our Shareholder Protection Rights Plan. The board designated 1,450,000 shares as Series B Convertible Preferred Stock in connection with the formation of our Preferred Stock Ownership Plan.

    SHAREHOLDER PROTECTION RIGHTS PLAN--Our Shareholder Protection Rights Plan is designed to protect the interests of our shareholders in the event of unsolicited and unfair or coercive attempts to acquire control of the company. Our shareholders own one right for each common share owned, which would enable them to initiate specified actions to protect their interests. We may redeem this right under circumstances specified in the plan.

    Pursuant to our Shareholder Protection Rights Plan we declared a dividend of one right ("Right") in respect of each outstanding share of our voting common stock held of record as of the close of business on Dec. 19, 1989. The Rights become exercisable if a person or group acquires 15 percent or more of our common stock and upon certain other events set forth in the agreement governing the Rights. Each Right entitles our shareholders to purchase one four-thousandth of a share of Series A Junior Participating Preferred Stock at an exercise price of $46.25. When the Rights become exercisable, the holder of each Right (other than the acquiring person or members of such group) is entitled (i) to purchase, at the Right's then current exercise price, a number of the acquiring company's common stock having a market value of twice such price, (ii) to purchase, at the Right's then current exercise price, a number of shares of our common stock having a market value of twice such price or (iii) under certain circumstances, at the option of our Board of Directors, to exchange each Right (other than the Rights owned by such acquiring person or group), at an exchange ratio of one share of common stock per Right. At the option of our Board of Directors, under certain circumstances, the Rights may be redeemed for $.005 per Right. The agreement governing the Rights is due to expire on Dec. 19, 1999. The Company will allow those rights to expire on that date, if not redeemed earlier.

    DIVIDEND RESTRICTIONS--We primarily depend on dividends from our subsidiaries to pay dividends to our shareholders, service our debt and pay expenses. Various state laws and regulations limit the amount of dividends we may receive from our U.S. property-liability underwriting subsidiaries and our life insurance subsidiary. In 1999, $295 million will be available for dividends free from such restrictions. During 1998, we received cash dividends of $200 million from our U.S. underwriting subsidiaries.

10.  RETIREMENT PLANS

    PENSION PLANS--We maintain funded defined benefit pension plans for most of our employees. Benefits are based on years of service and the employee's compensation while employed by the company. Pension benefits generally vest after five years of service.

    Our pension plans are noncontributory. This means that employees do not pay anything into the plans. Our funding policy is to contribute amounts sufficient to meet the minimum funding requirements of the Employee Retirement Income Security Act and any additional amounts that may be necessary. This may result in no contribution being made in a particular year.

    The following tables provide a reconciliation of the changes in the plans' benefit obligations and fair value of assets over the two-year period ended Dec. 31, 1998, and a statement of the funded status as of Dec. 31, for both years.

                                                                                  DECEMBER 31
                                                               --------------------------------------------------
                                                                   PENSION BENEFITS           OTHER BENEFITS
                                                               ------------------------  ------------------------
                                                                   1998         1997        1998         1997
                                                               ------------  ----------  -----------  -----------
                                                                                 (IN THOUSANDS)
Change in benefit obligation:
Benefit obligation at beginning of year......................  $    845,784  $  770,303  $   192,434  $   181,337
  Service cost...............................................        30,929      27,897        5,627        5,602
  Interest cost..............................................        58,410      56,422       13,181       13,152
  Amendments.................................................            --          --           --          252
  Actuarial loss.............................................       113,403      55,298       14,855        9,605
  Benefits paid..............................................       (42,933)    (56,128)     (12,032)     (13,568)
  Curtailment gain...........................................            --      (8,008)          --       (3,946)
                                                               ------------  ----------  -----------  -----------
    Benefit obligation at end of year........................     1,005,593     845,784      214,065      192,434
                                                               ------------  ----------  -----------  -----------
Change in plan assets:
  Fair value of plan at beginning of year....................  $    953,259  $  793,660  $    18,612  $    17,107
  Actual return on plan assets...............................       176,203     170,250        3,581        1,505
  Employer contribution......................................        48,407      45,477       12,032       13,568
  Benefits paid..............................................       (42,933)    (56,128)     (12,032)     (13,568)
                                                               ------------  ----------  -----------  -----------
    Fair value of plan at end of year........................     1,134,936     953,259       22,193       18,612
                                                               ------------  ----------  -----------  -----------
Funded status................................................       129,343     107,475     (191,872)    (173,822)
  Unrecognized transition asset..............................        (4,941)     (6,756)          --           --
  Unrecognized prior service cost............................       (12,918)    (16,681)      (3,592)      (3,935)
  Unrecognized net actuarial loss (gain).....................        64,346      34,859       11,314       (1,705)
                                                               ------------  ----------  -----------  -----------
    Prepaid (accrued) benefit cost...........................  $    175,830  $  118,897  $  (184,150) $  (179,462)
                                                               ------------  ----------  -----------  -----------
                                                               ------------  ----------  -----------  -----------

                                                                    PENSION BENEFITS          OTHER BENEFITS
                                                                 ----------------------  ------------------------
                                                                    1998        1997        1998         1997
                                                                 ----------  ----------  -----------  -----------
Weighted average assumptions as of Dec. 31:
Discount rate..................................................        6.25%       7.00%        6.50%        7.00%
Expected return on plan assets.................................       10.00        9.25         8.00         9.00
Rate of compensation increase..................................        4.00        4.50         4.00         3.75

    Plan assets are invested primarily in equities and fixed maturities, and included 804,035 shares of our common stock with a market value of $28.0 million and $33.0 million at Dec. 31, 1998 and 1997, respectively.

    We maintain non-contributory, unfunded pension plans to provide certain company employees with pension benefits in excess of limits imposed by federal tax law.

    The following table provides the components of our net periodic benefit cost for the years 1998 and 1997:

                                                                                   DECEMBER 31
                                                                 ------------------------------------------------
                                                                    PENSION BENEFITS          OTHER BENEFITS
                                                                 ----------------------  ------------------------
                                                                    1998        1997        1998         1997
                                                                 ----------  ----------  -----------  -----------
                                                                                  (IN THOUSANDS)
COMPONENTS OF NET PERIODIC BENEFIT COST:
Service cost...................................................  $   30,929  $   27,897  $     5,627  $     5,602
Interest cost..................................................      58,410      56,422       13,181       13,152
Expected return on plan assets.................................     (97,956)    (70,875)      (1,675)      (1,518)
Amortization of transition asset...............................      (1,814)     (1,814)          --           --
Amortization of prior service cost.............................      (3,763)     (3,765)        (343)        (346)
Recognized net actuarial loss (gain)...........................       5,668       6,883          (69)         (74)
                                                                 ----------  ----------  -----------  -----------
  Net periodic pension cost (income)...........................      (8,526)     14,748       16,721       16,816
                                                                 ----------  ----------  -----------  -----------
Curtailment gain...............................................          --      (8,070)          --       (5,553)
                                                                 ----------  ----------  -----------  -----------
  Net periodic benefit cost (income) after curtailment.........  $   (8,526) $    6,678  $    16,721  $    11,263
                                                                 ----------  ----------  -----------  -----------
                                                                 ----------  ----------  -----------  -----------

    POSTRETIREMENT BENEFITS OTHER THAN PENSION-- We provide certain health care and life insurance benefits for retired employees and their eligible dependents. We currently anticipate that most of our employees will become eligible for these benefits if they retire while working for us. The cost of these benefits is shared with the retiree. The benefits are generally provided through our employee benefits trust, to which periodic contributions are made to cover benefits paid during the year. We accrue postretirement benefits expense during the period of the employee's service.

    A health care inflation rate of 6.75% was assumed to change to 6.25% in 1999, decrease annually to 5% in 2002 and then remain at that level. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                             1-PERCENTAGE-  1-PERCENTAGE-
                                 POINT          POINT
                               INCREASE       DECREASE
                             -------------  -------------
Effect on total of service
  and interest cost
  components...............    $   3,740      $  (3,112)
Effect on postretirement
  benefit obligation.......       33,262        (27,724)

EMPLOYEE STOCK OWNERSHIP PLAN

    As of Jan. 1, 1998, the Preferred Stock Ownership Plan (PSOP) and the Employee Stock Ownership Plan (ESOP) were merged into The St. Paul Companies, Inc. Stock Ownership Plan (SOP). The plan allocates preferred shares semiannually to those employees participating in our Savings Plus Plan. Under the former PSOP, the match was 60% of employees' contributions up to a maximum of 6% of their salary. This match has been enhanced to 100% of employees' contributions up to a maximum of 4% of their salary plus shares equal to the value of dividends on previously allocated shares. Additionally, this plan will now provide an annual allocation to qualified U.S. employees based on company performance.

    To finance the preferred stock purchase for future allocation to qualified employees, the SOP (formerly the PSOP) borrowed $150 million at 9.4% from our U.S. underwriting subsidiary. As the principal and interest of the trust's loan is paid, a pro rata amount of our preferred stock is released for allocation to participating employees. Each share pays a dividend of $11.72 annually and is currently convertible into eight shares of common stock. Preferred stock dividends on all shares held by the trust are used to pay this SOP obligation. In addition to dividends paid to the trust, we make additional cash contributions to the SOP as necessary in order to meet the SOP's debt obligation.

    The SOP (formerly the ESOP) borrowed funds to finance the purchase of common stock for future allocation to qualified U.S. employees. The final principal payment on the trust's loan was made in the first quarter of 1998. As the principal of the trust loan was paid, a pro rata amount of our common stock was released for allocation to eligible participants. The final allocation was made as of Dec. 31, 1997. Common stock dividends on all shares held by the trust were used to pay this SOP obligation. In addition to dividends paid to the trust, we made additional cash contributions as necessary in order to meet the SOP's debt obligation. Starting in the second quarter of 1998, common stock dividends on shares allocated under the former ESOP were paid directly to participants.

    All common shares and the common stock equivalent of all preferred shares held by the SOP are considered outstanding for diluted EPS computations and dividends paid on all shares are charged to retained earnings. Our SOP expense was reduced by the dividends we paid to the SOP trust that were used to pay the SOP debt obligations.

    We follow the provisions of Statement of Position 76-3, "Accounting Practices for Certain Employee Stock Ownership Plans," and related interpretations in accounting for this plan. We recorded expense of $7.8 million, $16.6 million and $14.0 million for the years 1998, 1997 and 1996, respectively.

    The following table details the shares held in the SOP:

                                       DECEMBER 31
                    --------------------------------------------------
                              1998                      1997
                    ------------------------  ------------------------
                      COMMON      PREFERRED     COMMON      PREFERRED
                    -----------  -----------  -----------  -----------
                                         (SHARES)
Allocated.........   7,250,535      324,938    7,128,891      306,624
Committed to be
  released........          --       27,809      487,091       17,889
Unallocated.......          --      577,132           --      631,081
                    -----------  -----------  -----------  -----------
Total.............   7,250,535      929,879    7,615,982      955,594
                    -----------  -----------  -----------  -----------
                    -----------  -----------  -----------  -----------

    The SOP allocated 53,949 preferred shares in 1998, 41,810 preferred shares in 1997 and 60,803 preferred shares in 1996. The remaining unallocated preferred shares at Dec. 31, 1998 will be released for allocation annually through Jan. 31, 2005. The SOP (formerly ESOP) made its final allocation in 1997 totaling 1,207,254 common shares and allocated 997,430 common shares in 1996.

11.  STOCK INCENTIVE PLANS

    We have made fixed stock option grants to certain U.S.-based company officers and outside directors. We also have made separate fixed option grants to certain employees of our non-U.S. operations. These plans are referred to as "fixed plans" because the measurement date for determining compensation costs is fixed on the date of grant. In 1997 and 1996, we also made variable stock option grants to certain company officers. These were considered "variable" grants because the measurement date is contingent upon future increases in the market price of our common stock. At the end of 1998, approximately 3,700,000 shares remained available for grant under our stock incentive plan.

    We follow the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for our stock option plans. In 1996, we implemented the disclosure provisions required by SFAS No. 123, "Accounting for Stock-Based Compensation" for our option plans. SFAS No. 123 requires pro forma net income and earnings per share information, which is calculated assuming we had accounted for our stock option plans under the "fair value" method described in that Statement.

    Since the exercise price of our fixed options equals the market price of our stock on the day the options are granted, there is no related compensation cost. We have recorded compensation costs associated with our variable options and restricted stock awards, and the former USF&G's Long-Term Incentive Program, of $10.4 million, $17.5 million and $14.9 million in 1998, 1997 and 1996, respectively.

    In connection with the USF&G merger, The St. Paul assumed USF&G's obligations under four stock option plans and its Long-Term Incentive Plan. Exercise prices were based on the fair market value of USF&G's common stock on the date of grant. As a result of the merger, all outstanding options under the stock option plans were vested and converted into options to acquire The St. Paul's common stock.

FIXED OPTION GRANTS

    U.S.-BASED PLANS--Our fixed option grants for certain U.S.-based company officers and outside directors give these individuals the right to buy our stock at the market price on the day the options were granted. Fixed stock options granted under the stock incentive plan adopted by our shareholders in May 1994 may be exercised between one and 10 years subsequent to the date of grant. Options granted under our option plan in effect prior to May 1994 may be exercised at any time up to 10 years after the grant date.

    NON-U.S. PLANS--We also have separate stock option plans for certain employees of our non-U.S. operations. The options granted under these plans were priced at the market price of our common stock on the grant date. Generally, they can be exercised from three to 10 years after the grant date. Approximately 73,000 option shares remained available at year-end for future grants under our non-U.S. plans.

    The following table summarizes the activity for our fixed option plans for the last three years. All grants were made at fair value on the date of grant.

                                            WEIGHTED
                               OPTION       AVERAGE
                               SHARES    EXERCISE PRICE
                             ----------  --------------
Outstanding Jan. 1, 1996...  10,419,127      $20.47
Granted....................   3,444,162       26.42
Exercised..................  (1,395,719)      18.21
Canceled...................    (586,775)      23.62
                             ----------      ------
Outstanding Dec. 31,
  1996.....................  11,880,795       22.60
Granted....................   3,353,133       34.38
Exercised..................  (2,133,788)      20.07
Canceled...................    (557,329)      31.77
                             ----------      ------
Outstanding Dec. 31,
  1997.....................  12,542,811       25.76
Granted....................   3,693,511       42.65
Exercised..................  (3,663,620)      23.04
Canceled...................  (1,428,810)      37.23
                             ----------      ------
Outstanding Dec. 31,
  1998.....................  11,143,892      $30.78
                             ----------      ------
                             ----------      ------

    The following table summarizes the options exercisable at the end of the last three years and the weighted average fair value of options granted during those years. The fair value of options is estimated on the date of grant using the Black-Scholes option-pricing model, with the following weighted-average assumptions used for grants in 1998, 1997 and 1996, respectively: dividend yield of 3.0%, 2.1% and 2.0%; expected volatility of 18.9%, 20.1% and 22.7%; risk-free interest rates of 5.6%, 6.5% and 6.2%; and an expected life of 5.9 years, 5.4 years and 6.2 years.

                               1998       1997       1996
                             ---------  ---------  ---------
Options exercisable at
  year-end.................  8,078,734  8,174,128  7,186,957
Weighted average fair value
  of options granted during
  the year.................  $    8.91  $    8.88  $    7.20

    The following tables summarize the status of fixed stock options outstanding and exercisable at Dec. 31, 1998:

                                   OPTIONS OUTSTANDING
                          -------------------------------------
                                        WEIGHTED
                                         AVERAGE     WEIGHTED
                                        REMAINING     AVERAGE
                           NUMBER OF   CONTRACTUAL   EXERCISE
RANGE OF EXERCISE PRICES    OPTIONS       LIFE         PRICE
------------------------  -----------  -----------  -----------
$11.08-20.03............   1,992,242    3.3 YEARS    $   17.80
 20.13-25.38............   1,849,880    5.9 YEARS        23.67
 25.44-29.00............   2,322,290    6.8 YEARS        26.33
 29.81-40.83............   2,120,164    8.2 YEARS        36.17
 41.38-50.76............   2,859,316    9.1 YEARS        44.05
                          -----------  -----------  -----------
$11.08-50.76............  11,143,892    6.9 YEARS    $   30.78
                          -----------  -----------  -----------
                          -----------  -----------  -----------

                                 OPTIONS EXERCISABLE
                             ----------------------------
                                             WEIGHTED
                              NUMBER OF       AVERAGE
RANGE OF EXERCISE PRICES       OPTIONS    EXERCISE PRICE
---------------------------  -----------  ---------------
$11.08-20.03...............   1,992,242      $   17.80
 20.13-25.38...............   1,849,880          23.67
 25.44-29.00...............   2,254,290          26.32
 29.81-40.83...............   1,943,664          36.23
 41.38-50.76...............      38,658          49.33
                             -----------        ------
$11.08-50.76...............   8,078,734      $   26.11
                             -----------        ------
                             -----------        ------

VARIABLE OPTION GRANTS

    In 1997 and 1996, we made variable option grants of 316,200 and 1,650,000 shares, respectively, from our 1994 stock incentive plan to certain of our key officers. One-half of the options will vest when the market price of our stock reaches a 20-consecutive-day average of $50 per share. The remaining options will vest when our stock price reaches a 20-consecutive-day average of $55 per share. The exercise price of each option is equal to the market price of our stock on the grant date. These options may be exercised during the twelve months preceding the Dec. 1, 2001, expiration date provided the stock price targets are achieved.

    The following table summarizes the activity for our variable option grants for the last three years.

                                            WEIGHTED
                               OPTION        AVERAGE
                                SHARE    EXERCISE PRICE
                              ---------  ---------------
Outstanding Jan. 1, 1996....         --     $      --
Granted.....................  1,650,600         29.38
                              ---------        ------
Outstanding Jan. 1, 1997....  1,650,600         29.38
Granted.....................    316,200         33.56
                              ---------        ------
Outstanding Jan. 1, 1998....  1,966,800         30.05
Canceled....................   (468,600)        29.38
                              ---------        ------
Outstanding Dec. 31, 1998...  1,498,200     $   30.26
                              ---------        ------
                              ---------        ------

    The weighted average fair value of options granted during 1997 and 1996 is $5.46 and $4.54 per option, respectively. The fair value of the variable options was estimated on the date of grant using a variable option-pricing model with the following weighted average assumptions in 1997 and 1996, respectively: dividend yield of 2.8% and 3.0%; expected volatility of 20% for both years; risk-free interest rate of 6.1% and 5.8%; and an expected life of 4.6 years and
5.0 years.

RESTRICTED STOCK AND DEFERRED STOCK AWARDS

    Up to 20% of the 11.6 million shares available under our 1994 stock incentive plan may be granted as restricted stock awards. The stock is restricted because recipients receive the stock only upon completing a specified objective or period of employment, generally one to five years. The shares are considered issued when awarded, but the recipient does not own and cannot sell the shares during the restriction period. Up to 1,800,000 shares remain available for restricted stock awards at Dec. 31, 1998.

    We also have a Deferred Stock Award Plan for stock awards to non-U.S. employees. Deferred stock awards are the same as restricted stock awards, except that shares granted under the deferred plan are not issued until the vesting conditions specified in the award are fulfilled. Up to 21,000 shares remain available for deferred stock awards at Dec. 31, 1998.

PRO FORMA INFORMATION

    Had we calculated compensation expense on a combined basis for our stock option grants based on the "fair value" method described in SFAS No. 123, our net income and earnings per share would have been reduced to the pro forma amounts as indicated.

                                 YEAR ENDED DECEMBER 31
                             -------------------------------
                               1998       1997       1996
                             ---------  ---------  ---------
                             (IN THOUSANDS,EXCEPT PER SHARE
                                          DATA)
NET INCOME
As reported................  $  89,348  $ 929,292  $ 732,702
Pro forma..................     75,983    914,831    721,209
BASIC EARNINGS PER SHARE
As reported................       0.33       3.97       3.01
Pro forma..................       0.27       3.91       2.96
DILUTED EARNINGS PER SHARE
As reported................       0.32       3.69       2.84
Pro forma..................       0.27       3.63       2.79

12.  COMMITMENTS AND CONTINGENCIES

    INVESTMENT COMMITMENTS--We have long-term commitments to fund venture capital and real estate investments totaling $117.2 million as of Dec. 31, 1998. We estimate these commitments will be paid as follows: $49.1 million in 1999; $37.5 million in 2000; $22.1 million in 2001; and $8.5 million in 2002.

    FINANCIAL GUARANTEES--We are contingently liable for financial guarantee exposures ceded through reinsurance agreements with a company in which we formerly had a minority ownership interest totaling approximately $76 million as of Dec. 31, 1998.

    LEASE COMMITMENTS--A portion of our business activities is carried on in rented premises. We also enter into leases for equipment, such as office machines and computers. Our total rental expense was

$88 million in 1998, $92 million in 1997 and $107 million in 1996.

    Certain leases are noncancelable, and we would remain responsible for payment even if we stopped using the space or equipment. On Dec. 31, 1998, the minimum annual rents for which we would be liable under these types of leases are as follows: $109 million in 1999, $104 million in 2000, $105 million in 2001, $70 million in 2002, $56 million in 2003 and $265 million thereafter.
    We are also the lessor under various subleases on our office facilities. The minimum rentals to be received in the future under noncancelable subleases is $99 million at Dec. 31, 1998.
    LEGAL MATTERS--In the ordinary course of conducting business, we and some of our subsidiaries have been named as defendants in various lawsuits. Some of these lawsuits attempt to establish liability under insurance contracts issued by our underwriting operations. Plaintiffs in these lawsuits are asking for money damages or to have the court direct the activities of our operations in certain ways.

    In connection with our sale of Minet to Aon Corporation in 1997, we agreed to indemnify Aon against any future professional liability claims for events that occurred prior to the sale. Included in our 1997 provision for loss on disposal of Minet was the cost of purchasing insurance to cover a portion of our exposure to such claims (see Note 13 "Discontinued Operations").

    It is possible that the settlement of these lawsuits or payments for Minet-related liability claims may be material to our results of operations and liquidity in the period in which they occur. However, we believe the total amounts that we and our subsidiaries will ultimately have to pay in all of these matters will have no material effect on our overall financial position.

13.  DISCONTINUED OPERATIONS

    In December 1996, we decided to sell our insurance brokerage, Minet, and in May 1997, we completed the sale to Aon Corporation. As a result, we accounted for Minet as a discontinued operation in 1997 and 1996. Proceeds from the sale of Minet to Aon were $107 million.

    The following table summarizes our discontinued operations for 1997 and 1996:

                                      DECEMBER 31
                                  --------------------
                                    1997       1996
                                  ---------  ---------
                                     (IN THOUSANDS)
Operating loss, before income
  taxes.........................  $      --  $ (18,815)
Income tax expense..............         --        401
                                  ---------  ---------
  Operating loss, net of
    taxes.......................         --    (19,216)
                                  ---------  ---------
Loss on disposal, before income
  taxes.........................   (103,280)  (380,036)
Income tax benefit..............    (35,530)  (291,493)
                                  ---------  ---------
  Loss on disposal, net of
    taxes.......................    (67,750)   (88,543)
                                  ---------  ---------
  Loss from discontinued
    operations..................  $ (67,750) $(107,759)
                                  ---------  ---------
                                  ---------  ---------

    In 1996, we recorded a pretax loss of $380 million on the disposal of Minet, which represented the estimated difference between its fair value and carrying value by the time we would finalize the sale. That loss provision encompassed Minet's estimated operating losses through the date of disposal, the realization of previously unrealized foreign exchange losses, pension and postretirement curtailment gains, and estimated selling costs.

    We also recorded a net $291 million tax benefit in 1996, consisting of a $353 million tax benefit on the provision for loss on disposal reduced by a valuation allowance of $62 million. Our federal income tax carrying value of Minet was substantially higher than our carrying value for financial statement purposes, so the tax benefit was not proportionate to the pretax loss.

    In 1997, we recorded an additional pretax loss on disposal of $103 million (with a corresponding tax benefit of $36 million), which resulted primarily from our agreement to be responsible for certain severance, employee benefits, future lease commitments and other costs related to Minet.

    We agreed to indemnify Aon against any future professional liability claims for events that occurred prior to the sale. Since this indemnification relates to claims that had not yet been discovered or reported, it is not possible to estimate a range of the potential liability. The company monitors its exposure under these claims on a regular basis. We believe reserves for reported claims are adequate, but the company still does not have information on unreported claims to estimate a range of additional liability. The company purchased insurance to cover a portion of its exposure to such claims. The insurance covers claims reported three years from the date of sale, with the option to renew the contract for an additional three years. The policy provides $125 million maximum coverage with a $25 million aggregate deductible.

14.  ACQUISITIONS

    In 1997, we acquired TITAN Holdings, Inc. (Titan), a property-liability insurance company located in San Antonio, Texas, for $259 million including assumed debt. Titan specializes in the non-standard automobile and government entities insurance markets. The transaction resulted in goodwill of approximately $151 million, which is being amortized over 40 years. The consideration paid included shares of our common stock, valued at approximately $112 million. As of Dec. 31, 1997, $47 million in cash payments were made to reduce debt and cover certain other acquisition-related expenses. The remaining consideration of $97 million, consisting of cash payments to Titan's shareholders, was subsequently paid in February 1998.

    In 1997, The John Nuveen Company (Nuveen), our asset management segment, acquired Flagship Resources, Inc., a firm that manages the assets of both its sponsored and marketed family of mostly tax-free mutual funds and its private investment accounts, for a total cost of approximately $72 million, plus as much as an additional $20 million contingent upon meeting future growth targets. Nuveen also acquired Rittenhouse Financial Services, Inc., an equity and balanced fund investment management firm, in 1997 for a total cost of approximately $147 million. These acquisitions added approximately $13.8 billion to Nuveen's assets under management. The cost of these acquisitions was largely composed of goodwill of $213 million, which is being amortized over 30 years.

    In late 1996, we acquired Afianzadora Insurgentes, S.A. de C.V. (Afianzadora), a surety bond company in Mexico, for $65 million in cash. This acquisition resulted in goodwill of $18 million, which is being amortized over 20 years.

    In 1996, we acquired Northbrook Holdings, Inc. and its three insurance subsidiaries from Allstate Insurance Company. Northbrook and its subsidiaries underwrite various property-liability commercial insurance products throughout the United States. Our total cost for this acquisition was approximately $193 million, which was provided from internal funds. We recorded goodwill of approximately $71 million that we are amortizing over 15 years.

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

15.  REINSURANCE

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

    Additionally, we have been active in the involuntary market as a servicing carrier whereby we process business for a pool but take no net underwriting risk because we are directly reimbursed for the cost of processing policies and settling any related claims. Servicing carrier receivables of $805 million and $710 million associated with this business are included in our balance sheet in reinsurance recoverables on unpaid losses at Dec. 31, 1998 and 1997, respectively.

    In August 1996, our life insurance subsidiary entered into a coinsurance contract with an unaffiliated life insurance company to cede a significant portion of a block of single premium deferred annuities. As part of the transaction, our life insurance subsidiary transferred $932 million of investments and other assets to the coinsurer and recorded a reinsurance recoverable of $964 million. In December 1997, our life insurance subsidiary entered into another coinsurance agreement with an unaffiliated life reinsurance company whereby it transferred approximately $144 million of investments and other assets to the reinsurer and recorded a reinsurance recoverable of $131 million. For each of these transactions, the difference between the assets transferred for the reinsurance contract and the amount of the reinsurance recoverable was considered part of the net cost of reinsurance, and is recognized over the remaining life of the underlying reinsurance contracts. The reinsurance costs of the coinsurance transactions (net of related deferred policy acquisition cost amortization) were deferred at the inception of the contracts and are being amortized into expense over the remaining term of the underlying reinsurance contracts. These transactions had no material effect on our 1997 or 1996 net income.

    The effect of assumed and ceded reinsurance on premiums written, premiums earned and insurance losses, loss adjustment expenses and life policy benefits is as follows:

                                YEAR ENDED DECEMBER 31
                          ----------------------------------
                             1998        1997        1996
                          ----------  ----------  ----------
                                    (IN THOUSANDS)
PREMIUMS WRITTEN
Direct..................  $6,077,769  $6,340,767  $6,345,860
Assumed.................   1,400,655   1,502,887   1,589,900
Ceded...................    (785,256)   (911,117)   (901,277)
                          ----------  ----------  ----------
    Net premiums
      written...........  $6,693,168  $6,932,537  $7,034,483
                          ----------  ----------  ----------
                          ----------  ----------  ----------
PREMIUMS EARNED
Direct..................  $6,311,124  $6,528,712  $6,347,572
Assumed.................   1,389,266   1,530,969   1,584,275
Ceded...................    (874,610)   (898,652)   (897,737)
                          ----------  ----------  ----------
  Net premiums earned...   6,825,780   7,161,029   7,034,110
Life....................     118,795     137,071     144,572
                          ----------  ----------  ----------
    Total premiums
      earned............  $6,944,575  $7,298,100  $7,178,682
                          ----------  ----------  ----------
                          ----------  ----------  ----------
INSURANCE LOSSES, LOSS
  ADJUSTMENT EXPENSES
  AND POLICY BENEFITS
Direct..................  $5,367,878  $4,730,435  $4,539,951
Assumed.................     912,635   1,011,883   1,043,400
Ceded...................    (676,952)   (648,797)   (429,786)
                          ----------  ----------  ----------
    Net insurance losses
      and loss
      adjustment
      expenses..........   5,603,561   5,093,521   5,153,565
                          ----------  ----------  ----------
Life policy benefits....     272,756     276,848     312,737
                          ----------  ----------  ----------
    Total insurance
      losses, loss
      adjustment
      expenses and
      policy benefits...  $5,876,317  $5,370,369  $5,466,302
                          ----------  ----------  ----------
                          ----------  ----------  ----------

16.  STATUTORY ACCOUNTING PRACTICES

    Our underwriting operations are required to file financial statements with state and foreign regulatory authorities. The accounting principles used to prepare these statutory financial statements follow prescribed or permitted accounting principles, which differ from GAAP. Prescribed statutory accounting practices include state laws, regulations and general administrative rules issued by the state of domicile as well as a variety of publications and manuals of the National Association of Insurance Commissioners. Permitted statutory accounting practices encompass all accounting practices not so prescribed, but allowed by the state of domicile.

    At Dec. 31, 1998 and 1997, permitted property-liability transactions related to the disposal of certain real property acquired as security increased statutory surplus by $12 million and $20 million, respectively, over what it would have been had prescribed accounting practices been followed. At Dec. 31, 1998 and 1997, permitted property-liability transactions related to the discounting of certain assumed reinsurance contracts increased statutory surplus by $33.7 million and $37.6 million, respectively. At Dec. 31, 1998 and 1997, permitted life insurance transactions related to the release of capital gains related to a coinsurance contract and the related establishment of a voluntary investment reserve increased statutory surplus by $18 million and $23 million, respectively.

    On a statutory accounting basis, our property-liability underwriting operations reported net income of $196.4 million in 1998, $1.15 billion in 1997 and $759.2 million in 1996. Our life insurance operations reported statutory net income of $24.1 million, $21.0 million and $28.8 million in 1998, 1997 and 1996, respectively. Statutory surplus (shareholder's equity) of our property-liability underwriting operations was $4.7 billion and $4.8 billion as of Dec. 31, 1998 and 1997, respectively. Statutory surplus of our life insurance operation was $201 million and $195 million as of Dec. 31, 1998 and 1997, respectively.

17.  SEGMENT INFORMATION

    We have seven reportable segments in our insurance operations, consisting of Commercial Lines, Specialty Commercial, Personal Insurance, International Underwriting, Reinsurance, Property-liability Investment Operations, and Life Insurance. The insurance operations are managed separately because each targets different customers and requires different marketing strategies. We also have an Asset Management segment, consisting of our majority ownership in The John Nuveen Company.

    The accounting policies of the segments are the same as those described in the summary of significant accounting policies. We evaluate performance based on underwriting results for our property-liability insurance segments, investment income and realized gains for our investment operations, and on pretax operating results for the life insurance and asset management segments. Property-liability underwriting assets are reviewed in total by management for purposes of decision making. We do not allocate assets to these specific underwriting segments. Assets are specifically identified for our life insurance and asset management segments.

    GEOGRAPHIC AREAS--The following summary presents financial data of our continuing operations based on their location.

                             YEAR ENDED DECEMBER 31
                       ----------------------------------
                          1998        1997        1996
                       ----------  ----------  ----------
                                 (IN THOUSANDS)
REVENUES
U.S..................  $8,314,641  $8,820,153  $8,544,996
Non-U.S..............     793,760     803,026     686,541
                       ----------  ----------  ----------
  Total revenues.....  $9,108,401  $9,623,179  $9,231,537
                       ----------  ----------  ----------
                       ----------  ----------  ----------

    SEGMENT INFORMATION--The summary on the next page presents revenues and pretax income from continuing operations for our reportable segments. Amounts for 1997 and 1996 were reclassified to be consistent with the 1998 presentation. The revenues of our life insurance and asset management segments include their respective investment income and realized investment gains. The table also presents identifiable assets for our property-liability underwriting operation in total, and our life insurance and asset management segments. Included in the table are life insurance segment revenues of $47 million, $65 million and $76 million for the years ended Dec. 31, 1998, 1997 and 1996, respectively, related to structured settlement annuities sold primarily to our Commercial Lines segment.

                                                                                    YEAR ENDED DECEMBER 31
                                                                           ----------------------------------------
                                                                               1998          1997          1996
                                                                           ------------  ------------  ------------
                                                                                        (IN THOUSANDS)
REVENUES FROM CONTINUING OPERATIONS
Property-liability insurance:
  Commercial lines.......................................................  $  2,614,645  $  2,912,393  $  2,775,349
  Specialty commercial...................................................     1,446,937     1,441,835     1,416,577
  Personal insurance.....................................................     1,392,325     1,302,110     1,335,451
                                                                           ------------  ------------  ------------
    Total U. S. underwriting.............................................     5,453,907     5,656,338     5,527,377
  International..........................................................       333,186       277,778       269,266
                                                                           ------------  ------------  ------------
    Total primary underwriting...........................................     5,787,093     5,934,116     5,796,643
  Reinsurance............................................................     1,038,687     1,226,913     1,237,467
                                                                           ------------  ------------  ------------
    Total underwriting...................................................     6,825,780     7,161,029     7,034,110
  Investment operations:
    Net investment income................................................     1,306,828     1,323,967     1,236,013
    Realized investment gains............................................       187,871       412,332       271,483
                                                                           ------------  ------------  ------------
      Total investment operations........................................     1,494,699     1,736,299     1,507,496
  Other..................................................................        59,147        47,732        50,338
                                                                           ------------  ------------  ------------
    Total property-liability insurance...................................     8,379,626     8,945,060     8,591,944
Life insurance...........................................................       393,084       403,821       356,887
Asset management.........................................................       307,535       268,927       232,347
                                                                           ------------  ------------  ------------
    Total reportable segments............................................     9,080,245     9,617,808     9,181,178
Parent company, other operations and consolidating eliminations..........        28,156         5,371        50,359
                                                                           ------------  ------------  ------------
    Total revenues.......................................................  $  9,108,401  $  9,623,179  $  9,231,537
                                                                           ------------  ------------  ------------
                                                                           ------------  ------------  ------------

                                                                                    YEAR ENDED DECEMBER 31
                                                                           ----------------------------------------
                                                                               1998          1997          1996
                                                                           ------------  ------------  ------------
                                                                                        (IN THOUSANDS)
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES
Property-liability insurance:
  Commercial lines.......................................................  $   (658,694) $    (90,615) $    (95,375)
  Specialty commercial...................................................      (146,872)       17,956        71,088
  Personal insurance.....................................................      (175,489)     (111,364)     (319,071)
                                                                           ------------  ------------  ------------
    Total U. S. underwriting.............................................      (981,055)     (184,023)     (343,358)
  International..........................................................       (67,422)      (52,788)      (23,432)
                                                                           ------------  ------------  ------------
    Total primary underwriting...........................................    (1,048,477)     (236,811)     (366,790)
  Reinsurance............................................................         7,349         4,032        17,322
                                                                           ------------  ------------  ------------
    Total GAAP underwriting result.......................................    (1,041,128)     (232,779)     (349,468)
  Investment operations:
    Net investment income................................................     1,306,828     1,323,967     1,236,013
    Realized investment gains............................................       187,871       412,332       271,483
                                                                           ------------  ------------  ------------
      Total investment operations........................................     1,494,699     1,736,299     1,507,496
  Other..................................................................      (322,162)     (112,935)     (208,002)
                                                                           ------------  ------------  ------------
    Total property-liability insurance...................................       131,409     1,390,585       950,026
Life insurance...........................................................        20,747        77,995        (8,250)
Asset management.........................................................       103,960        92,617        91,697
                                                                           ------------  ------------  ------------
    Total reportable segments............................................       256,116     1,561,197     1,033,473
Parent company, other operations and consolidating eliminations..........      (302,403)     (225,489)      (42,375)
                                                                           ------------  ------------  ------------
    Total income (loss) from continuing operations before income taxes...  $    (46,287) $  1,335,708  $    991,098
                                                                           ------------  ------------  ------------
                                                                           ------------  ------------  ------------

                                                                                      DECEMBER 31
                                                                      -------------------------------------------
                                                                          1998           1997           1996
                                                                      -------------  -------------  -------------
                                                                                    (IN THOUSANDS)
IDENTIFIABLE ASSETS
Property-liability insurance........................................  $  32,340,907  $  31,688,474     30,005,932
Life insurance......................................................      4,838,690      4,478,236      4,204,400
Asset management....................................................        504,788        516,690        356,318
                                                                      -------------  -------------  -------------
    Total reportable segments.......................................     37,684,385     36,683,400     34,566,650
Parent company, other operations, consolidating eliminations and
  discontinued operations...........................................        638,323        675,428        579,586
                                                                      -------------  -------------  -------------
    Total assets....................................................  $  38,322,708  $  37,358,828  $  35,146,236
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------

    The $291.6 million merger-related charge is recorded in the following captions of the "Income (Loss) from Continuing Operations Before Income Taxes" section of the foregoing segment table: $142.4 in property-liability insurance-other; $14.1 million in property-liability insurance--realized gains; $9.4 million in life insurance; and $125.7 million in parent company, other operations and consolidating eliminations.

    The $250 million provision to strengthen loss reserves is recorded as follows: $196.7 million in commercial lines; $35.1 million in personal insurance; and $18.2 million in specialty commercial.

    Also included in the life insurance caption is a $41.0 million charge to writedown the carrying value of deferred policy acquisition costs (DPAC). The writedown relates to universal life-type and investment-type contracts which are subject to the guidance in SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments." According to SFAS No. 97, amortization of DPAC is to be based on the present value of estimated gross profits expected to be realized over the life of the contract. Estimates of expected gross profits used as a basis for amortization shall be evaluated regularly and the total amortization to date should be adjusted if actual experience or other evidence suggests that earlier estimates should be revised.

    The $41.0 million DPAC charge had three components. First, the persistency of certain in-force business, particularly universal life and flexible premium annuities, sold through some USF&G distribution channels, had begun to deteriorate after the USF&G merger announcement. To mitigate this, management decided, in the second quarter, to increase credited rates on certain universal life business. This change lowered the estimated future profits on this business, which, as required under SFAS No. 97, triggered $19.1 million in accelerated DPAC amortization. Second, the low interest rate environment during the first half of 1998 led to assumption changes as to the future "spread" on certain interest sensitive products, lowering gross profit expectations and triggering a $15.6 million DPAC charge. The remaining $6.3 million charge resulted from a change in annuitization assumptions for certain tax-sheltered annuity products.

    Late in the fourth quarter of 1998, we recorded a pretax restructuring charge of $34.3 million ($22.3 million, or $0.09, net of tax benefit). The majority of the charge, $26.5 million, related to the anticipated termination of approximately 520 employees in the following operations: Claims, Commercial Lines, Information Systems, Medical Services and Professional Markets. The remaining charge of $7.9 million related to costs to be incurred to exit lease contracts. As of Dec. 31, 1998, no employees had been terminated under the restructuring plan. Actions to take place under this fourth quarter 1998 plan are expected to be completed by the end of 1999. The charge is included in the property-liability insurance-- other caption in the foregoing segment table.

18.  COMPREHENSIVE INCOME

    Comprehensive income is defined as any change in our equity from transactions and other events originating from nonowner sources. In our case, those changes are comprised of our reported net income, changes in unrealized appreciation and changes in unrealized foreign currency translation adjustments and minimum pension liability. The following summaries present the components of our comprehensive income, other than net income, for the last three years.

                                                                                  YEAR ENDED DECEMBER 31, 1998
                                                                               ----------------------------------
                                                                                             INCOME
                                                                                 PRETAX    TAX EFFECT  AFTER-TAX
                                                                               ----------  ----------  ----------
                                                                                         (IN THOUSANDS)
Unrealized appreciation arising during period................................  $  460,790  $  163,507  $  297,283
Less: reclassification adjustment for realized gains included in net
  income.....................................................................     178,006      62,302     115,704
                                                                               ----------  ----------  ----------
  Net change in unrealized appreciation......................................     282,784     101,205     181,579
                                                                               ----------  ----------  ----------
Net change in unrealized loss on foreign currency translation................       6,189      (2,667)      8,856
                                                                               ----------  ----------  ----------
  Total other comprehensive income...........................................  $  288,973  $   98,538  $  190,435
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------

                                                                                  YEAR ENDED DECEMBER 31, 1997
                                                                               ----------------------------------
                                                                                             INCOME
                                                                                 PRETAX    TAX EFFECT  AFTER-TAX
                                                                               ----------  ----------  ----------
                                                                                         (IN THOUSANDS)
Unrealized appreciation arising during period................................  $  624,125  $  218,598  $  405,527
Less: reclassification adjustment for realized gains included in net
  income.....................................................................     367,842     128,745     239,097
                                                                               ----------  ----------  ----------
  Net change in unrealized appreciation......................................     256,283      89,853     166,430
                                                                               ----------  ----------  ----------
Net change in unrealized loss on foreign currency translation................      (3,284)       (621)     (2,663)
                                                                               ----------  ----------  ----------
  Total other comprehensive income...........................................  $  252,999  $   89,232  $  163,767
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------

                                                                                 YEAR ENDED DECEMBER 31, 1996
                                                                             ------------------------------------
                                                                                            INCOME
                                                                               PRETAX     TAX EFFECT   AFTER-TAX
                                                                             -----------  ----------  -----------
                                                                                        (IN THOUSANDS)
Unrealized appreciation (depreciation) arising during period...............  $    92,089  $  131,536  $   (39,447)
Less: reclassification adjustment for realized gains included in net
  income...................................................................      277,371      97,080      180,291
                                                                             -----------  ----------  -----------
  Net change in unrealized appreciation (depreciation).....................     (185,282)     34,456     (219,738)
                                                                             -----------  ----------  -----------
Unrealized gain (loss) on foreign currency translation.....................       (5,030)         97       (5,127)
Less: reclassification adjustment for realized loss relating to
  discontinued operations..................................................      (22,932)      2,662      (25,594)
                                                                             -----------  ----------  -----------
  Net change in unrealized loss on foreign currency translations...........       17,902      (2,565)      20,467
                                                                             -----------  ----------  -----------
Minimum pension liability..................................................      100,312          --      100,312
                                                                             -----------  ----------  -----------
  Total other comprehensive income (loss)..................................  $   (67,068) $   31,891  $   (98,959)
                                                                             -----------  ----------  -----------
                                                                             -----------  ----------  -----------

19.  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

    The following is an unaudited summary of our quarterly results for the last three years.

                                                                     1998
                                                ----------------------------------------------
                                                  FIRST       SECOND      THIRD       FOURTH
                                                 QUARTER     QUARTER     QUARTER     QUARTER
                                                ----------  ----------  ----------  ----------
                                                                (IN THOUSANDS)
Revenues......................................  $2,324,192  $2,379,681  $2,211,257  $2,193,271
Income (loss) from continuing operations......     194,678    (273,803)     67,693     100,780
Net income (loss).............................     194,678    (273,803)     67,693     100,780
Earnings per common share:
  Basic:
    Income (loss) from continuing
      operations..............................        0.82       (1.18)       0.27        0.41
    Net income (loss).........................        0.82       (1.18)       0.27        0.41
  Diluted:
    Income (loss) from continuing
      operations..............................        0.76       (1.18)       0.27        0.40
    Net income (loss).........................        0.76       (1.18)       0.27        0.40

                                                                     1997
                                                ----------------------------------------------
                                                  FIRST       SECOND      THIRD       FOURTH
                                                 QUARTER     QUARTER     QUARTER     QUARTER
                                                ----------  ----------  ----------  ----------
                                                                (IN THOUSANDS)
Revenues......................................  $2,402,251  $2,493,102  $2,324,290  $2,403,536
Income from continuing operations.............     237,168     288,942     215,172     255,760
Net income....................................     169,418     288,942     215,172     255,760
Earnings per common share:
  Basic:
    Income from continuing operations.........        1.02        1.25        0.92        1.09
    Net income................................        0.72        1.25        0.92        1.09
  Diluted:
    Income from continuing operations.........        0.94        1.15        0.86        1.01
    Net income................................        0.67        1.15        0.86        1.01

                                                                     1996
                                                ----------------------------------------------
                                                  FIRST       SECOND      THIRD       FOURTH
                                                 QUARTER     QUARTER     QUARTER     QUARTER
                                                ----------  ----------  ----------  ----------
                                                                (IN THOUSANDS)
Revenues......................................  $2,197,076  $2,222,329  $2,347,496  $2,464,636
Income from continuing operations.............     206,633     207,417     155,369     271,042
Net income....................................     191,043     202,175     169,480     170,004
Earnings per common share:
  Basic:
    Income from continuing operations.........        0.85        0.85        0.64        1.14
    Net income................................        0.78        0.83        0.70        0.70
  Diluted:
    Income from continuing operations.........        0.79        0.80        0.60        1.06
    Net income................................        0.73        0.78        0.66        0.66

                            SHAREHOLDER INFORMATION

CORPORATE PROFILE

    The St. Paul is a group of companies providing property-liability and life insurance and reinsurance products and services worldwide.

YOUR DIVIDENDS

    A quarterly dividend of $0.26 per share was declared on Feb. 2, 1999, payable April 16, 1999, to shareholders of record as of March 31, 1999.

    Dividends have been paid every year since 1872. During those 127 years of uninterrupted dividend payments, total payments have been increased in 67 years. The chart at the lower right contains dividend information for 1998 and 1997.

AUTOMATIC DIVIDEND REINVESTMENT PROGRAM

    This program provides a convenient way for shareholders to increase their holding of company stock. Approximately 48 percent of shareholders of record participate.

    An explanatory brochure and enrollment card may be obtained by calling our stock transfer agent--Norwest Bank Minnesota, N.A. at 888-326-5102, or contact them at the address below.

STOCK TRANSFER AGENT AND REGISTRAR

    For address changes, dividend checks, direct deposits of dividends, account consolidations, registration changes, lost stock certificates, stock holdings and the Dividend Reinvestment Program, please contact:

Norwest Bank Minnesota, N.A.
Shareowner Services Department
P.O. Box 64854
Saint Paul, MN 55164-0854
Telephone: 888-326-5102

STOCK TRADING

    The company's stock is traded nationally on the New York Stock Exchange, where it is assigned the symbol SPC. The stock is also listed on the London Stock Exchange under the symbol SPA. The number of holders of record, including individual owners, of our common stock was 24,179 as of March 1, 1999.

    Options on the company's stock trade on the Chicago Board Options Exchange under the symbol SPQ.

ANNUAL SHAREHOLDERS' MEETING

    The annual shareholders meeting will be at 2 p.m. Tuesday, May 4, 1999, at the corporate headquarters, 385 Washington Street, Saint Paul, Minn. A proxy statement will be sent around March 30 to each shareholder of record on March 11, 1999.

FORM 10-K AVAILABLE

    The Form 10-K report filed with the Securities and Exchange Commission is available without charge to shareholders upon request. Write to our corporate secretary:

Sandra Ulsaker Wiese
The St. Paul Companies
385 Washington Street
Saint Paul, MN 55102

    Also available from the corporate secretary is a comprehensive supplement to the annual report.

STOCK PRICE AND DIVIDEND RATE

    The table below sets forth the amount of cash dividends declared per share and the high and low closing sales prices of company stock for each quarter during the past two years.

                                                  CASH
                                                DIVIDEND
                         HIGH          LOW      DECLARED
                       ---------    ---------   ---------
1998
1st Quarter.........   $47  3/16     39  5/16    $0.25
2nd Quarter.........    45  3/8      39  15/16    0.25
3rd Quarter.........    43  5/8      28  1/16     0.25
4th Quarter.........    37  1/2      29  9/16     0.25
Cash dividend paid in 1998 was $0.985.

                                                   CASH
                                                 DIVIDEND
                         HIGH          LOW       DECLARED
                       ---------    ---------    ---------
1997
1st Quarter.........   $35  13/16    28  15/16     $0.235
2nd Quarter.........    40  1/16     32  1/16       0.235
3rd Quarter.........    40  15/16    36  9/16       0.235
4th Quarter.........    42  5/8      39  9/16       0.235
Cash dividend paid in 1997 was $0.925.

BOARD OF DIRECTORS

H. Furlong Baldwin, 67
DIRECTOR SINCE MAY 1998. USF&G DIRECTOR 1968 TO 1998.
Chairman and CEO of Mercantile Bankshares Corporation, a general banking business with offices in Maryland, Delaware and Virginia, and provider of mortgage banking and trust services. Joined Mercantile-Safe Deposit & Trust Company in 1956 and in 1970 was named president of Mercantile-Safe Deposit & Trust and president of Mercantile Bankshares Corporation. Was elected to present position in 1976.

Norman P. Blake, Jr., 57
DIRECTOR SINCE MAY 1998. USF&G DIRECTOR 1990 TO 1998.
Elected chairman, president and chief executive officer of Promus Hotel Corporation in December 1998. Previously chairman, president and CEO of USF&G Corporation, which merged with The St. Paul in April 1998. Joined USF&G as chairman, president and chief executive officer in 1990. Previously served as chairman and chief executive officer of Heller International and executive vice president-financial operations for General Electric Credit Corporation.

Michael R. Bonsignore, 57
DIRECTOR SINCE 1991.
Chairman and CEO, Honeywell, Inc., a manufacturer of automation and control systems for homes, buildings, industry and aerospace. Joined Honeywell in 1969 and held marketing and operations management positions until being named to present position in 1993.

John H. Dasburg, 56
DIRECTOR SINCE 1994.
President and CEO, Northwest Airlines, Inc., since 1990. Joined Northwest as executive vice president in 1989. Before joining the airline, employed by Marriott Corp., where posts included president of the lodging group, chief financial officer and chief real estate officer.

W. John Driscoll, 70
DIRECTOR SINCE 1970.
President and CEO (retired 1994), Rock Island Company, a private investment company. Joined Rock Island in 1964 as general manager and named president and CEO in 1973.

Kenneth M. Duberstein, 54
DIRECTOR SINCE MAY 1998. USF&G DIRECTOR 1996 TO 1998.
Chairman and CEO, The Duberstein Group, an independent strategic planning and consulting company. Previously served as chief of staff to President Ronald Reagan, 1988 to 1989; also served in the White House as deputy chief of staff in 1987, and assistant and deputy assistant to the president for legislative affairs from 1981 to 1983.

Pierson M. Grieve, 71
DIRECTOR SINCE 1985.
Chairman and CEO (retired 1995), Ecolab, Inc., a worldwide developer and marketer of cleaning and sanitizing products, systems and services. Joined Ecolab in 1983 as chairman and CEO. Previously served in executive management positions with several major U.S. businesses. Currently serves as a senior operating executive of Palladium Equity Partners, LLC, a New York private investment firm.

James E. Gustafson, 52
DIRECTOR SINCE JANUARY 1999.
President and Chief Operating Officer, The St. Paul Companies. Previously served as president and chief operating officer of General Re Corporation, a Stamford, Conn., international reinsurance company. Joined General Re in 1969 as an underwriter. Was named executive vice president in 1991 and president and chief operating officer in 1995.

Thomas R. Hodgson, 57
DIRECTOR SINCE 1997.
Served as President and Chief Operating Officer, Abbott Laboratories, a global diversified health care company devoted to the discovery, development and manufacture and marketing of pharmaceutical, diagnostics, nutritional and hospital products from 1990 to December 1998, when he retired. Joined Abbott in 1972 and served as president of Abbott International from 1983 to 1990. Served on Abbott board for 13 years, until December 1998.

David G. John, 60
DIRECTOR SINCE 1996.
Chairman, The BOC Group, a U.K.-based manufacturer of industrial gases and related products, and high vacuum technology. Joined BOC as non-executive director in 1993; named chairman in 1996. Appointed non-executive director of British Biotech plc and vice president and board member of The Prince of Wales Business Leaders Forum in 1996. Has served as non-executive chairman of Premier Oil since March 1998. Previously served 15 years in executive positions with Inchcape plc.

William H. Kling, 56
DIRECTOR SINCE 1989.
President, Minnesota Public Radio. Founded Minnesota Public Radio in 1966 and has served as president since then. Was founding president of American Public Radio (now Public Radio International) in 1983 and served as vice chairman until 1993. Has served as president of Greenspring Company, a diversified media and catalog marketing company, since 1987.

Douglas W. Leatherdale, 62
DIRECTOR SINCE 1981.
Chairman and CEO, The St. Paul Companies and Chairman, St. Paul Fire and Marine. Joined the company's investments department in 1972. Named to present position in 1990 after serving as vice president-investments, senior vice president-finance, executive vice president and chief financial officer.

Bruce K. MacLaury, 67
DIRECTOR SINCE 1987.
President Emeritus (since 1995), The Brookings Institution, a Washington, D.C., public policy research and education institution. Prior to appointment as president of Brookings in 1977, served with the Federal Reserve Bank of New York and as president of the Minneapolis Federal Reserve Bank. Also served as a deputy undersecretary of the U.S. Treasury.

Glen D. Nelson, M.D., 61
DIRECTOR SINCE 1992.
Vice Chairman, Medtronic, Inc., a world leading medical technology company. Served Medtronic as an outside director from 1980, then joined the company in 1986 as executive vice president. Previously served as CEO of two health care corporations and practiced as a surgeon in a multispecialty group for 17 years. Serves as a clinical professor at the University of Minnesota.

Anita M. Pampusch, 60
DIRECTOR SINCE 1985.
President, The Bush Foundation, Saint Paul, Minn., since July 1997. Previously served as president, The College of St. Catherine, from 1984 to 1997. Joined the college as a philosophy instructor in 1970, became associate professor three years later and was named vice president and academic dean in 1980. Served one year as acting president of St. Catherine's before being named president.

Gordon M. Sprenger, 61
DIRECTOR SINCE 1995.
Executive Officer, Allina Health System, a not-for-profit integrated health care system. Assumed current position in 1993 when HealthSpan Health Systems Corporation, of which he was executive officer, merged with Medica. Previously served in executive positions with Abbott-Northwestern Hospital and as president and CEO of LifeSpan, Inc

EXECUTIVE OFFICERS

Douglas W. Leatherdale, 62
CHAIRMAN AND CHIEF EXECUTIVE OFFICER SINCE 1990.
Joined the company's investments department in 1972. Served as vice president-investments, senior vice president-finance, executive vice president and chief financial officer, president and chief operating officer before being named to current position. Fifteen years investment experience, including 11 years as an officer of Great West Life Assurance Company and five years as associate executive secretary for the Lutheran Church in America's Board of Pensions, prior to joining The St. Paul. Reporting to Leatherdale are U.S. Underwriting, International Underwriting, St. Paul Re, Nuveen, Finance and Investments, Legal Services, Human Resources and Corporate Affairs.

James E. Gustafson, 52
PRESIDENT AND CHIEF OPERATING OFFICER SINCE JANUARY 1999. BOARD MEMBER SINCE JANUARY 1999.
Previously served as president and chief operating officer of General Re Corporation. Joined General Re in 1969 and served in several underwriting positions before being named vice president of the treaty underwriting division in 1978. Named president and chief executive officer of the General Reinsurance Services Corporation in 1987; senior vice president and chief underwriting officer in 1982; executive vice president in 1991; and president and chief operating officer in 1995. Reporting to Gustafson are the U.S. Underwriting operations.

Paul J. Liska, 43
EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER SINCE 1997.
Twenty years prior corporate executive and financial management experience including five years with Kraft General Foods and most recently as president and chief executive officer of Specialty Foods Corporation. Reporting to Liska are Financial Controls, Investments, Corporate Audit, Corporate Treasury, Strategic Planning and Development, Corporate Risk Management, Information Systems, Ceded Reinsurance and F&G Life.

James F. Duffy, 55
PRESIDENT-ST. PAUL RE SINCE 1993.
Joined The St. Paul in 1980 as president of surplus lines and specialty underwriting operations. Named senior vice president in 1984 and executive vice president in 1988. Prior to joining company, 13 years insurance and reinsurance experience, including eight with First State Insurance Company and New England Reinsurance Corporation.

John A. MacColl, 50
EXECUTIVE VICE PRESIDENT-BALTIMORE OPERATIONS SINCE APRIL 1998.
Previously served as USF&G's executive vice president-human resources and general counsel. Before joining USF&G in 1989, was a partner with the law firm of Piper & Marbury in Baltimore and served as federal prosecutor in the U.S. Attorney's Office in Maryland.

Mark L. Pabst, 52
PRESIDENT AND CHIEF OPERATING OFFICER-ST. PAUL INTERNATIONAL UNDERWRITING SINCE 1995. Joined The St. Paul as senior vice president-human resources in 1988. Named executive vice president of Minet in 1992. Sixteen years prior experience in human resources in banking, and five years as naval intelligence officer.

Michael J. Conroy, 57
EXECUTIVE VICE PRESIDENT AND CHIEF ADMINISTRATIVE OFFICER OF ST. PAUL FIRE AND MARINE SINCE 1995.
Joined company in 1994 as senior vice president-claim. Twenty-nine years prior insurance experience with the Chubb Corporation and with The Home Insurance Company as executive vice president and chief administrative officer.

Stephen W. Lilienthal, 49
EXECUTIVE VICE PRESIDENT OF ST. PAUL FIRE AND MARINE SINCE AUGUST 1998 AND OF COMMERCIAL LINES GROUP SINCE NOVEMBER 1998.
Served as executive vice president and chief underwriting officer of USF&G, and president of USF&G's Commercial Insurance Group. Joined USF&G in 1993 as senior vice president and chief commercial lines underwriting officer. Twenty-one years prior insurance experience at Travelers Insurance.

Joseph B. Nardi, 54
EXECUTIVE VICE PRESIDENT OF ST. PAUL FIRE AND MARINE AND PRESIDENT OF SPECIALTY COMMERCIAL SINCE FEBRUARY 1998.
Joined company in 1970 and worked in underwriting, legal and marketing positions before being named president of Medical Services in 1982. Also served as president of business insurance operation from 1992 to 1993.

Bruce A. Backberg, 50
SENIOR VICE PRESIDENT AND CHIEF LEGAL COUNSEL SINCE 1997.
Started with company's legal services department in 1972. Named vice president in 1992, and senior vice president and chief legal counsel in 1997.

James L Boudreau, 63
SENIOR VICE PRESIDENT SINCE MAY 1998 AND TREASURER SINCE 1979.
Joined company's investment area in 1973 and named senior planning officer in 1976. Twelve years prior experience in the financial services industry with The National Shawmut Bank of Boston and Connecticut General Life Insurance Company.

Thomas A. Bradley, 41
SENIOR VICE PRESIDENT AND CORPORATE CONTROLLER SINCE APRIL 1998.
Previously served as USF&G's vice president-finance and corporate controller. Before joining USF&G in 1993, was vice president and chief financial officer with Maryland Casualty Company's Commercial Insurance Division.

Karen L. Himle, 43
SENIOR VICE PRESIDENT-CORPORATE AFFAIRS SINCE 1997.
Started with company's government affairs department in 1985. Named senior government affairs officer in 1989 and vice president-corporate communications in 1991. Six years prior government relations and legislative experience, most recently with Peoples Natural Gas Company.

James Hom, 43
SENIOR VICE PRESIDENT-STRATEGIC PLANNING AND DEVELOPMENT SINCE JOINING COMPANY IN 1994.
Twenty years prior insurance experience, including eight years in external management consulting. Served in various corporate and line positions with The Home Insurance Company and Hartford Insurance Group.

David R. Nachbar, 36
SENIOR VICE PRESIDENT-HUMAN RESOURCES SINCE AUGUST 1998.
Previously vice president-human resources and chief of staff-Asia for Citicorp. Fifteen years prior human resources experience with the American Broadcasting Companies, Time Warner, PepsiCo and Citibank.

Sandra Ulsaker Wiese, 39
SENIOR CORPORATE COUNSEL SINCE 1994 AND CORPORATE SECRETARY SINCE FEBRUARY 1998. Joined the company's legal services department in 1991 and named officer in 1995. Served as chief of staff of the U.S. Small Business Administration in Washington, D.C.