Form 10-K, Exhibit 13
period 1999-12-31
ST PAUL COMPANIES INC /MN/
filed 2000-03-30
CIK 86312

                 THE ST. PAUL COMPANIES, INC.
                 ANNUAL REPORT TO SHAREHOLDERS
                            1999

               MANAGEMENT'S DISCUSSION AND ANALYSIS

Consolidated Overview
---------------------

EARNINGS REBOUND IN A YEAR OF STRATEGIC CHANGE

The St. Paul took a number of strategic actions in 1999 aimed at transforming the 147-year old company into a commercial property-liability insurer with a specialty focus and global presence, poised to succeed in a persistently competitive marketplace. At the same time, we made great strides in improving the quality of our business, exceeded ambitious expense-reduction goals in completing our post-merger integration with USF&G, and made it easier for agents and brokers to do business with us.


The following table summarizes our results for each of the last three years:


Year ended December 31
(In millions, except per share data)           1999     1998     1997
-----------------------------------            ----     ----     ----

Pretax income (loss):

 Property-liability insurance                $  971   $  298   $1,488
 Life insurance                                  66       21       78
 Asset management                               123      104       93
 Parent company and
    other operations                           (143)    (303)    (226)
                                              -----    -----    -----
    Pretax income
     continuing operations                    1,017      120    1,433
Income tax expense (benefit)                    238      (79)     371
                                              -----    -----    -----
 Income from continuing
    operations before cumulative
    effect of accounting change                 779      199    1,062
Cumulative effect of accounting
    change, net of taxes                        (30)       -        -
                                              -----    -----    -----
 Income from continuing
    operations                                  749      199    1,062
Discontinued operations,
    net of taxes                                 85     (110)    (133)
                                              -----    -----    -----
    Net income                               $  834   $   89   $  929
                                              =====    =====    =====
    Per share (diluted)                      $ 3.41   $ 0.32   $ 3.69
                                              =====    =====    =====

  The nearly $900 million improvement in pretax income from continuing operations in 1999 was concentrated in our property-liability operations, reflecting efficiencies realized from the 1998 merger with USF&G Corporation, the favorable impact of two aggregate excess-of-loss reinsurance treaties, and improvement in certain commercial underwriting results. Property-liability pretax income in 1999 was reduced by a charge of $60 million related to a cost reduction program, whereas 1998 pretax income from these operations reflected the impact of a provision to strengthen loss reserves, and merger-related and other expenses.

  Our life insurance operation, F&G Life, posted strong operating results and product sales of $1 billion in 1999, and our asset management operation, The John Nuveen Company, capitalizing on the success of expanded product offerings for affluent investors, achieved a fifth consecutive year of record earnings. The decline in the "parent company and other operations" pretax loss in 1999 was due to expense reductions and the absence of earnings charges that impacted this category in 1998.

  Consolidated pretax income from continuing operations in 1998 was reduced by earnings charges totaling $582 million, which we believe warrant separate mention, consisting of the following components:

  - $292 million of charges related to our merger with USF&G
    Corporation ("USF&G");

  - a $215 million provision to strengthen loss reserves;

  - a $41 million writedown of F&G Life's deferred acquisition cost asset; and

  - $34 million of expenses related to the restructuring of our commercial insurance operations.

  These charges were recorded in our 1998 results as follows: $406 million in property-liability insurance operations; $50 million in our life insurance segment; and $126 million in "parent company and other operations."


1999 STRATEGIC TRANSACTIONS
---------------------------
We took four major steps in 1999 consistent with our strategy of focusing our resources on specialty commercial and professional property-liability insurance lines. In separate transactions, we sold our standard personal insurance operations and reached a definitive agreement to sell our nonstandard auto operations, as discussed in more detail in the "Discontinued Operations" section that follows. We also reached a definitive agreement to purchase MMI Companies, Inc., a provider of insurance products and consulting services to the healthcare industry, for $200 million in cash plus the assumption of $120 million of MMI capital securities. That transaction is expected to be finalized in the second quarter of 2000 and will create, when combined with our existing operations, a globally integrated provider of insurance and risk management services for the healthcare industry, with pro forma combined annual revenues of approximately $1 billion. In another transaction, expected to be finalized in the first quarter of 2000, we agreed to purchase Pacific Select Insurance Company, which will increase our earthquake risk underwriting capabilities in California, for a total cost of approximately $37 million.

USF&G MERGER UPDATE
-------------------
In April 1998, we merged with USF&G, a Baltimore, MD-based insurance holding company in a tax-free exchange of stock accounted for as a pooling of interests, valued at approximately $3.7 billion. In 1999, we substantially completed the integration of USF&G into our operations. We achieved significant efficiencies in 1999 as a result of our integration efforts, primarily resulting from the elimination of duplicate functions throughout the combined organization, including the consolidation of corporate headquarters' functions, and the elimination of approximately 2,200 positions. By the end of 1999, we had realized pretax annual expense savings of approximately $260 million (as measured against the combined 1997 pre-merger expenses of The St. Paul and USF&G) as a result of the merger and the subsequent restructuring of our commercial insurance underwriting segments in late 1998.

  The $292 million of merger-related charges recorded in 1998 resulted from management's comprehensive review of the two companies as part of formulating an integration plan to merge their respective operations. The review identified redundant job functions, staffing levels, geographical locations, leased space and technology platforms. In connection with our plan of integration, we recorded the merger-related charge, which consisted of the following components:

  - $141 million of severance and other employee-related expenses. We estimated that approximately 2,000 positions would be eliminated due to the combination of the two organizations, affecting all levels of employees from senior management to technical staff. Through Dec. 31, 1999, approximately 2,200 positions had been eliminated, and $135 million in severance and other employee-related costs had been paid.

  - $70 million of facilities exit costs, consisting of a $36 million writedown in the carrying value of a former USF&G headquarters building in Baltimore, and $34 million of expenses related to the consolidation of redundant branch office locations. Through Dec. 31, 1999, we had paid $10 million of branch lease exit costs.

  - $81 million of other costs, including $30 million of transaction costs; a $23 million writedown in the carrying value of several USF&G real estate investments; $10 million of accelerated depreciation expense on redundant software; $10 million of expense for writedowns and lease buy-outs of redundant computer equipment; and an $8 million writedown in the carrying value of excess furniture and equipment. The transaction costs were paid in full by the end of 1998.


CUMULATIVE EFFECT OF ACCOUNTING CHANGE
--------------------------------------
Our net income in 1999 included a pretax expense of $46 million ($30 million after-tax), representing the cumulative effect of adopting the AICPA's Statement of Position (SOP) 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments." The SOP provides guidance for recognizing and measuring liabilities for guaranty and other insurance-related assessments. In the third quarter of 1999, the State of New York enacted a law which changed its assessment method from a loss-based assessment method to a written premium-based method. As a result, we reduced our previously recorded pretax accrual by $12 million, which was recorded in income from continuing operations. The accrual is expected to be disbursed as assessed during a period of up to 30 years.

DISCONTINUED OPERATIONS
-----------------------
We completed the sale of our standard personal insurance operations to Metropolitan Property and Casualty Insurance Company (Metropolitan) in 1999. We also announced a definitive agreement to sell our nonstandard auto operations to Prudential Insurance Company of America (Prudential) in early 2000, a transaction that is expected to be completed in the second quarter. In 1997, we completed the sale of our insurance brokerage operation, Minet. The results of the operations sold or committed to be sold are reflected as discontinued operations for all periods presented in this report.

  The following table presents the components of discontinued operations reported in our consolidated statement of income for each of the last three years.



Year ended December 31
(In millions)                           1999      1998      1997
                                       -----     -----     -----
STANDARD PERSONAL INSURANCE:
 Operating loss, net of taxes          $ (22)    $(120)    $ (64)
 Gain on disposal, net of taxes          177         -         -
                                       -----     -----     -----
     Total standard
       personal insurance                155      (120)      (64)
                                       -----     -----     -----
NONSTANDARD AUTO INSURANCE:
 Operating income (loss),
   net of taxes                           13        10        (1)
 Estimated loss on disposal,
   net of taxes                          (83)        -         -
                                       -----     -----     -----
     Total nonstandard
       auto insurance                    (70)       10        (1)
                                       -----     -----     -----
INSURANCE BROKERAGE:
 Loss on disposal, net of taxes            -         -       (68)
                                       -----     -----     -----
     Total insurance brokerage             -         -       (68)
                                       -----     -----     -----
     Total discontinued
        operations                     $  85     $(110)    $(133)
                                       =====     =====     =====


Standard Personal Insurance. On Sept. 30, 1999, Metropolitan purchased Economy Fire & Casualty Company and its subsidiaries ("Economy"), as well as the rights and interests in those policies constituting our remaining standard personal insurance operations. Those rights and interests were transferred to Metropolitan by way of a reinsurance and facility agreement pursuant to which we transferred assets of approximately $325 million to Metropolitan, representing the estimated unearned premium on the policies in force. The transfer of those assets, combined with our gross cash proceeds of $576 million received upon closing of the sale, resulted in net proceeds to The St. Paul of $251 million in 1999. Written premiums for The St. Paul's standard personal insurance operations totaled $815 million for the nine months ended Sept. 30, 1999 and $1.17 billion in each of the years ended Dec. 31, 1998 and 1997.

  We recorded a pretax gain of $258 million on the sale, consisting of the following components: a gain on proceeds of $136 million; a pension and postretirement curtailment gain of $26 million; disposition costs of $32 million; and $128 million of income from discontinued operations subsequent to the measurement date of June 30, 1999, which included a $145 million reduction in insurance loss and loss adjustment expense reserves. This third quarter 1999 adjustment was caused by a number of factors which led us to determine that a reserve reduction was necessary. During 1999 we began to see the favorable impact of certain corrective actions, taken during 1998 in our standard personal insurance operations. The loss reserving process and evaluation in 1999 was also influenced by the integration of The St. Paul and USF&G claim operations and practices as well as the related consolidation of loss reserve data, systems, and actuarial staff. Additionally, considering the pending sale and its economic consequences, these reserves were evaluated at a more detailed level during the third quarter of 1999. All of these factors entered into our conclusion to change our best estimate of required reserves at Sept. 30, 1999. We guaranteed the adequacy of Economy's reserves, and will share in any redundancies that develop by Sept. 30, 2002. We remain liable for claims on non-Economy policies that result from losses occurring prior to closing. By agreement, Metropolitan will adjust those claims and share in redundancies that may develop.

  The $32 million of disposition costs represents those costs directly associated with the decision to dispose of this business, and included $14 million of employee-related costs associated with the termination of approximately 385 employees resulting from the sale of these operations. These employees are separate from the 1,600 standard personal insurance employees who effectively transferred to Metropolitan on Oct. 1, 1999.

  The magnitude of 1998's standard personal insurance operating loss was driven by catastrophe losses and a $35 million provision to strengthen loss reserves subsequent to the USF&G merger.


Nonstandard Auto Insurance. Prudential has agreed to purchase the nonstandard auto insurance business marketed under the Victoria Financial and Titan Auto brands, and operating under the "St. Paul Specialty Auto" name, for $200 million. Nonstandard auto coverages are marketed to individuals who are unable to obtain standard coverage due to their inability to meet certain underwriting criteria. The sale includes all of the outstanding common stock of the companies in the Victoria and Titan Groups, which became a part of The St. Paul in the 1998 merger with USF&G. We recorded an estimated pretax loss of $74 million on the sale in 1999, representing the estimated excess of carrying value of these entities at closing date over proceeds to be received from the sale, plus estimated income through the disposal date. The excess primarily consisted of goodwill associated with USF&G's purchase of Titan Auto in 1997. Written premiums for The St. Paul's nonstandard auto operations totaled $236 million in 1999, $245 million in 1998 and $76 million in 1997.


Insurance Brokerage. In 1997, we completed the sale of our insurance brokerage operation, Minet, to Aon Corporation. Proceeds from the sale were $107 million. We recorded a pretax loss of $103 million, primarily to recognize our commitment to Aon for certain severance, employee benefits, lease commitments and other costs.

CONSOLIDATED REVENUES
---------------------
The following table summarizes the sources of our consolidated revenues from continuing operations for the last three years:


Year ended December 31
(In millions)                          1999      1998      1997
                                      -----     -----     -----
Revenues:
 Insurance premiums earned:
   Property-liability               $ 5,103   $ 5,434   $ 5,859
   Life                                 187       119       137
 Net investment income                1,557     1,571     1,573
 Realized investment gains              277       201       423
 Asset management                       340       302       262
 Other                                  105        81        54
                                      -----     -----     -----
    Total revenues                  $ 7,569   $ 7,708   $ 8,308
                                      =====     =====     =====
    Change from prior year               (2)%      (7)%
                                      =====     =====

  The 2% reduction in revenues in 1999 was primarily the result of a $331 million decline in property-liability insurance premiums earned. Over 80% of that decline was due to premiums payable under two reinsurance treaties, as discussed on page 22 of this report. The remainder reflects the impact of corrective underwriting initiatives, primarily in our Commercial Lines Group segment, which resulted in a reduction in business volume in 1999. The slight reduction in net investment income in 1999 was driven by a 3% decline in our property-liability operations, which was substantially offset by an 8% increase in our life insurance segment. The growth in realized investment gains in 1999 resulted from strong returns generated by our venture capital and equity portfolios.


1998 vs. 1997
-------------
The sharp decline in property-liability insurance pretax income from continuing operations in 1998 reflects the impact of catastrophes and an increase in other insurance losses, and $406 million of earnings charges. F&G Life recorded a solid year of operating results in 1998, reduced by $50 million of charges recorded after the merger. The tax benefit recorded in 1998 was disproportionately large compared with our pretax loss from continuing operations, due to the substantial income tax benefit generated by our tax-exempt, fixed-maturity investments. The 7% decline in revenues in 1998 compared with 1997 resulted from a reduction in premiums earned in our Commercial Lines Group segment and a $222 million decline in realized investment gains.

  The following pages include a detailed discussion of the 1999 results produced by the five distinct business segments that underwrite property-liability insurance and provide related services for particular market sectors. We also review the performance of our property-liability underwriting operations' investment segment. After the property-liability discussion, we discuss the results of our life insurance segment, F&G Life, and our asset management segment, The John Nuveen Company.

Property-Liability Insurance Overview
-------------------------------------

RESULTS IMPROVE DESPITE SIGNIFICANT CATATASTROPHE LOSSES; MERGER-
RELATED EFFICIENCIES PUSH EXPENSES DOWN SHARPLY

Although the property-liability insurance marketplace showed preliminary signs of price stabilization in 1999, the operating environment remained intensely competitive. The benefits of our extensive efforts to re-underwrite our book of commercial business, reduce expenses and sharpen our specialty focus, although muted by catastrophe losses in excess of $250 million, were nonetheless evident in our 1999 results.


In addition to these efforts, our Commercial Lines Group and Reinsurance segments benefited from the impact of an all-lines, aggregate excess-of-loss reinsurance treaty that we entered into effective Jan. 1, 1999 (the "corporate treaty"). Coverage under the treaty was triggered when our insurance losses and loss adjustment expenses spanning all lines of our business reached a certain level as prescribed by the terms of the treaty. The corporate treaty impacted our 1999 results as follows: we transferred, or "ceded," insurance losses and loss adjustment expenses totaling $384 million, and ceded written and earned insurance premiums of $211 million, resulting in a net benefit of $173 million to our pretax income from continuing operations.

  Our Reinsurance segment results also benefited from cessions made under a separate aggregate excess-of-loss reinsurance treaty, unrelated to the corporate treaty. Under this treaty, we ceded insurance losses and loss adjustment expenses of $150 million, and written and earned premiums of $62 million, for a net pretax benefit of $88 million. Underwriting expenses were not impacted by the treaties. The combined impact of the two treaties, collectively referred to hereafter as the "reinsurance treaties," impacted our 1999 segment results as follows:


                                      Ceded       Ceded     Pretax
(In millions)                        Losses    Premiums    Benefit
                                     ------    --------    -------
Commercial Lines Group               $  217      $  119      $  98
Reinsurance                             317         154        163
                                      -----       -----      -----
    Total                            $  534      $  273      $ 261
                                      =====       =====      =====

PREMIUMS
--------
Our consolidated written premiums from continuing operations totaled $5.11 billion in 1999, down 3% from the 1998 total of $5.28 billion as a result of the premiums ceded under the aforementioned reinsurance treaties. Excluding the impact of those cessions, premium volume for the year of $5.38 billion grew 2% over 1998, primarily due to new business in our International and Surety segments, which offset premium declines in our Commercial Lines Group.

UNDERWRITING RESULT
-------------------
Our consolidated GAAP underwriting loss (premiums earned less losses incurred and underwriting expenses) was $425 million in 1999, compared with a loss of $881 million in 1998. The 1999 result includes the $261 million benefit of the reinsurance treaties, whereas the 1998 loss includes a $215 million provision to strengthen loss reserves, reflecting the application of our loss reserving policies to USF&G's loss and loss adjustment expense reserves subsequent to the merger. Excluding the benefit of the reinsurance treaties in 1999 and the reserve provision in 1998, the 1999 underwriting loss of $686 million was slightly worse than the 1998 loss of $666 million.

  Catastrophe losses, which were a major factor in triggering coverage under the reinsurance treaties, totaled $257 million in 1999, compared with $267 million in 1998. Major events contributing to 1999 catastrophe losses included Hurricane Floyd, earthquakes in Taiwan and Turkey, severe windstorms in Europe, a variety of storms and floods across the United States, and additional loss development from Hurricane Georges, which occurred in 1998. Catastrophe experience in 1998 was dominated by an unusually high number of low-severity storms across the United States, including several which struck our home state of Minnesota, where we have a heavy concentration of business.

  The "combined ratio," representing the sum of the loss ratio and expense ratio, is a common measurement of a property-liability insurer's underwriting performance. The loss ratio measures insurance losses and loss adjustment expenses incurred as a percentage of earned premiums. The expense ratio measures underwriting expenses as a percentage of premiums written. The lower the ratio, the better the result. Our consolidated combined ratio of 107.9 in 1999 was 9.5 points better than the 1998 ratio of 117.4; however, the previously discussed factors influencing our GAAP underwriting results in both years distorted the comparability of our reported ratios.

  The 1999 loss ratio of 72.9 reflects a 6.2 point benefit from the reinsurance treaties. The 1998 loss ratio of 82.2 includes 4.0 points attributable to the provision to strengthen loss reserves subsequent to the USF&G merger. Excluding these factors from both years, the 1999 loss ratio of 79.1 was almost one point worse than the equivalent 1998 ratio of 78.2, driven by deterioration in our Specialty Commercial segment results.

  Our reported expense ratio in 1999 was 35.0, a slight improvement over the 1998 ratio of 35.2. The 1999 ratio, however, included a
1.7 point negative impact caused by premium cessions made under the reinsurance treaties. Our adjusted expense ratio of 33.3 was nearly two points better than the 1998 ratio, reflecting cost efficiencies realized subsequent to the USF&G merger, and additional savings resulting from the late-1998 restructuring of our Commercial Lines Group and Specialty Commercial segments.


1999 COST REDUCTION PROGRAM
---------------------------
In the third quarter of 1999, we announced a cost reduction program designed to enhance our efficiency in the highly competitive property-liability marketplace. We recorded a pretax charge to earnings of $60 million related to this program, consisting of $33 million of occupancy-related expenses, $25 million of employee-related expenses related to the expected elimination of approximately 700 positions, and $2 million of equipment charges. Through Dec. 31, 1999, approximately 480 employees had been terminated under this plan and $11 million of severance and other employee-related expenses were paid. We also paid $2 million of occupancy-related expenses.

1998 RESTRUCTURING CHARGE
-------------------------
In the fourth quarter of 1998, we recorded a pretax charge to earnings of $34 million related to the restructuring of our Commercial Lines Group and Specialty Commercial segments. The majority of the charge ($26 million) related to the anticipated elimination of approximately 520 positions, with the remainder representing the estimated costs to exit lease contracts as part of our plan to streamline field office operations. Through Dec. 31, 1999, approximately 500 employees had been terminated and the cost of termination benefits paid was $18 million. We reduced the remaining severance reserve by $5 million in 1999 due to a number of voluntary terminations, which reduced our estimate of future severance and out-placement payments. These positions are separate from those additional positions to be eliminated as a result of the 1999 program. Less than $1 million had been paid related to lease buy-outs as of year-end 1999, and we reduced the lease accrual by $6 million for subleases that have been entered into on the vacated space.


1998 vs. 1997
-------------
Written premiums from continuing operations of $5.28 billion in 1998 declined 7% from 1997 premium volume of $5.68 billion, reflecting the loss of business in certain markets following the USF&G merger, the impact of corrective pricing and underwriting initiatives in our commercial insurance operations, and the soft pricing environment throughout global insurance markets. The 1998 GAAP underwriting loss of $881 million was significantly worse than the comparable 1997 loss of $139 million, primarily due to deterioration in commercial underwriting results, catastrophe losses of $267 million and the $215 million provision to strengthen loss reserves after the USF&G merger.

  The loss reserve provision, discussed in more detail on page 33 of this report, was allocated to our Commercial Lines Group segment ($197 million) and the Specialty Commercial segment ($18 million). In addition, we recorded a $35 million provision in our Personal Insurance operations, which were sold in 1999. That provision is included in our reported results from discontinued operations for 1998.


2000 OUTLOOK
------------
We anticipate further improvement in our underwriting results in 2000. We will continue efforts to remove unprofitable business from our operations, while implementing further price increases. We are prepared to sacrifice additional premium volume as a consequence of our underwriting and pricing actions. As part of our overall ceded reinsurance program, we will continue to enter into aggregate excess-of-loss reinsurance contracts as deemed appropriate.


PROPERTY-LIABILITY UNDERWRITING RESULTS BY SEGMENT
--------------------------------------------------
The following table summarizes written premiums, underwriting results and combined ratios for each of our property- liability underwriting business segments for the last three years. In the fourth quarter of 1999, we realigned our primary insurance underwriting operations in an effort to further streamline our organization and ease agent/broker access to our products and services in the United States. The realignment resulted in the reclassification of certain business centers between reportable segments, but did not change the structure of our segment reporting format. All data for 1998 and 1997 were reclassified to conform to the new 1999 presentation. Following the table, we take a closer look at 1999 results for each segment and look ahead to 2000.

Year ended December 31           % of 1999
(Dollars in millions)     Written Premiums       1999       1998       1997
                          ----------------      -----      -----      -----
PRIMARY INSURANCE
 OPERATIONS:
U.S. Underwriting
 COMMERCIAL LINES GROUP
   Written premiums                    37%    $ 1,883    $ 2,117    $ 2,469
   Underwriting result                        $  (261)   $  (747)   $  (171)
   Combined ratio                               112.6      134.7      108.3
   Adjusted 1999 combined ratio*                116.5          -          -

 SPECIALTY COMMERCIAL
   Written premiums                    27%    $ 1,375    $ 1,348    $ 1,401
   Underwriting result                        $  (196)   $  (147)   $    18
   Combined ratio                               114.9      111.8       99.6

 SURETY
   Written premiums                     8%    $   409    $   376    $   319
   Underwriting result                        $    37    $    73    $    63
   Combined ratio                                83.6       79.0       78.9
                                      ---     -------    -------    -------
Total U.S. Underwriting
Written premiums                       72%    $ 3,667    $ 3,841    $ 4,189
Underwriting result                           $  (420)   $  (821)   $   (90)
Combined ratio                                  110.8      122.3      103.6
Adjusted 1999 combined ratio*                   113.0          -          -

 INTERNATIONAL
   Written premiums                     9%    $   480    $   378    $   293
   Underwriting result                        $   (84)   $   (67)   $   (53)
   Combined ratio                               117.9      116.7      118.1
                                      ---     -------    -------    -------
Total PRIMARY INSURANCE
Written premiums                       81%    $ 4,147    $ 4,219    $ 4,482
Underwriting result                           $  (504)   $  (888)   $  (143)
Combined ratio                                  111.4      121.7      104.4
Adjusted 1999 combined ratio*                   113.4          -          -

 REINSURANCE
   Written premiums                    19%    $   965    $ 1,057    $ 1,200
   Underwriting result                        $    79    $     7    $     4
   Combined ratio                                92.0       98.7       99.0
   Adjusted 1999 combined ratio*                108.5          -          -
                                      ---     -------    -------    -------
TOTAL PROPERTY-LIABILITY
 INSURANCE
Written premiums                      100%    $ 5,112    $ 5,276    $ 5,682
Underwriting result                           $  (425)   $  (881)   $  (139)
Combined ratio:
  Loss and loss expense ratio                    72.9       82.2       69.8
  Underwriting expense ratio                     35.0       35.2       33.5
                                              -------    -------    -------
  Combined ratio                                107.9      117.4      103.3
                                              =======    =======    =======
  Adjusted 1999 combined ratio*                 112.4          -          -
                                              =======    =======    =======


* Adjusted 1999 combined ratios exclude the benefit of the two reinsurance treaties described on page 22 of this report.

PROPERTY-LIABILITY INSURANCE

Primary Insurance Operations
----------------------------
Our primary insurance underwriting operations consist of three U.S.-based business segments and an International segment, which underwrite property-liability insurance and provide insurance-related products and services to commercial and professional customers. We utilize a network of independent insurance agents and brokers to distribute our insurance products. Based on 1998 premium volume, The St. Paul ranked as the 11th-largest U.S. property-liability underwriter.


U.S. Underwriting
COMMERCIAL LINES GROUP
----------------------

The Commercial Lines Group segment includes our Middle Market Commercial and Small Commercial business centers, which serve small and mid-sized customers in the general commercial market; our Construction business center, which provides insurance products and services to a broad range of contractors; and our CAT Risk operation, which underwrites property insurance focused on catastrophe exposures for large commercial customers, and earthquake coverage for California homeowners. The results of our limited participation in insurance Pools are also included in this segment.

  The corporate treaty affected the Commercial Lines Group results as follows: written and earned premiums totaling $119 million were ceded, along with insurance losses and loss adjustment expenses of $217 million, resulting in a net pretax benefit of $98 million. The treaty impact was not allocated to individual business centers within the segment; therefore, all references to respective 1999 business center results in the following discussion exclude any impact of the corporate treaty.

PREMIUMS
--------
Written premiums of $1.88 billion for the segment as a whole in 1999 were $234 million, or 11%, below 1998 premiums of $2.12 billion. Excluding the premium cessions under the corporate treaty, 1999 premium volume of $2.0 billion was still down 5% compared with 1998. The reduction was centered in our Middle Market operation and was consistent with our decision in late 1998 to selectively reduce our exposures in this market sector due to continuing deterioration in the pricing environment. Middle Market written premiums of $991 million were $200 million, or 17%, below the comparable 1998 total. The pricing situation in this market sector showed signs of improvement as the year progressed. Price increases on our Middle Market business accelerated during the second half of 1999 and averaged 4% for the year in total. Our Middle Market business retention levels in 1999 remained steady at approximately 70%. Small Commercial premium volume of $460 million in 1999 was 7% higher than the 1998 total of $429 million, reflecting new business and price increases averaging 3% for the year. Premium volume in the Construction business center totaled $433 million in 1999, an increase of 7% over 1998 which resulted from a strong construction industry and price increases averaging 5%.

UNDERWRITING RESULT
-------------------
The Commercial Lines Group combined ratio of 112.6, which included a 3.9 point benefit from the corporate treaty, was a significant improvement from the 1998 ratio of 134.7, which included an 8.6 point impact of the $197 million provision to strengthen loss reserves subsequent to the USF&G merger. Excluding those factors in each year, the 1999 combined ratio of 116.5 was nearly ten points better than the 1998 ratio of 126.1, reflecting the underwriting and expense reduction initiatives implemented in 1999.

  The loss ratio for the Commercial Lines Group suffered early in the year from large property losses across several business centers, a problem that was addressed through several corrective actions by the end of the year, including price increases and extensive re-underwriting efforts. Results in the Construction business center improved markedly during 1999, primarily due to favorable development on prior years' workers' compensation business. The Middle Market Commercial 1999 loss ratio of 92.2 was slightly worse than the 1998 ratio of 89.8 (as adjusted to exclude the impact of the provision to strengthen loss reserves), but results improved in the second half of the year, particularly on business written in 1999. Small Commercial results also improved in 1999 due to favorable prior year loss development. Catastrophe losses in the Commercial Lines Group segment totaled $72 million in 1999, compared with $138 million in 1998.

  The 1999 segment expense ratio, as adjusted for the impact of the corporate treaty, was 33.8, over two points better than the 1998 ratio of 36.0. The improvement reflected the impact of merger-related efficiencies and cost reduction initiatives. Total underwriting expenses were down $86 million, or 11%, from 1998 levels, decreasing at a significantly faster rate than the 5% decline in premium volume.

1998 vs. 1997
-------------
Premium volume of $2.12 billion in 1998 was over $300 million less than 1997 written premiums of $2.47 billion. The decline was centered in the Middle Market and Construction business centers, reflecting our efforts to reduce business volume generated from these market sectors due to continuing price erosion and accelerating loss costs. In addition, our exit from the unprofitable Trucking line of business negatively impacted year-to-year premium comparisons with 1997. Small Commercial premiums declined 3% in 1998. Excluding the 8.6 point impact of the $197 million reserve provision, the 1998 combined ratio of 126.1 was still significantly worse than the 1997 ratio of 108.3. Adverse loss development on reserves established in prior years, primarily for Middle Market and Construction business, was the primary factor in the deterioration from 1997. In addition, catastrophe losses of $138 million in 1998 were more than double the 1997 total of $62 million. The expense ratio in 1998 was 1.5 points higher than 1997, reflecting higher commission expenses incurred as the result of efforts to retain certain business subsequent to the USF&G merger.

2000 OUTLOOK
------------
We are optimistic about prospects for sustaining the positive momentum generated in this segment during the latter half of 1999. We expect to achieve further price increases in 2000. Price competition for desirable new business will remain intense across all market sectors served by the Commercial Lines Group. We continue to emphasize underwriting discipline regarding risk selection and pricing, while continuing our aggressive efforts to streamline our field structure and facilitate agent/broker access to our products. We intend to expand access to automated underwriting tools and develop additional e-commerce capabilities, such as internet agent quoting, to create a competitive advantage in the commercial marketplace.

U.S. Underwriting
SPECIALTY COMMERCIAL
--------------------

The Specialty Commercial segment is one component of our Global Specialty Practices organization and is composed of the following business centers that serve specific commercial customer groups:
Financial and Professional Services provides property, liability, professional liability and management liability coverages for corporations, nonprofit organizations, financial services organizations, and a variety of professionals such as lawyers, insurance agents and real estate agents. Public Sector Services markets insurance products and services to all levels of government entities. Health Services (formerly Medical Services) provides a wide range of insurance products and services throughout the entire health care delivery system. Technology offers a comprehensive portfolio of specialty products and services to companies involved in telecommunications, information technology, medical and biotechnology, and electronics manufacturing. Excess and Surplus Lines underwrites liability insurance, umbrella and excess liability coverages, and coverages for unique risks. Oil and Gas provides specialized property and casualty products for customers involved in the exploration and production of oil and gas. Global Marine provides insurance related to ocean and inland waterways traffic. The Specialty Commercial segment was not affected by the corporate reinsurance treaty.

PREMIUMS
--------
Specialty Commercial premium volume of $1.38 billion in 1999 grew 2% over 1998 premiums of $1.35 billion. Financial and Professional Services' written premiums of $249 million in 1999 fell 4% short of 1998 levels, due to a slight decline in business retention levels in a highly competitive marketplace. Premiums in Public Sector Services declined 3% in 1999, reflecting a reduction in new business and lower retention levels due to price increases. Health Services' premiums of $513 million were 5% higher than the 1998 total of $490 million, primarily the result of a one-time policy transaction written during the year which generated a premium of $37 million. Professional liability price increases in Health Services averaged 7% in 1999, with business retention levels remaining steady. Our Technology operation experienced strong growth in 1999, driven by new product introductions, renewal retentions of approximately 85%, and a stable pricing environment. Technology premiums totaled $212 million in 1999, 19% higher than 1998 volume of $178 million. Excess and Surplus Lines' written premiums were virtually level with 1998. Global Marine premiums of $97 million in 1999 were down 16% from 1998, due to a weak ship-building market and the nonrenewal of inadequately priced business.

UNDERWRITING RESULT
-------------------
The Specialty Commercial combined ratio of 114.9 was over three points worse than the 1998 ratio of 111.8. The deterioration was centered in three business centers, all of which implemented corrective measures prior to the end of the year to improve future profitability. Global Marine posted a 157.2 combined ratio in 1999, driven by poor results generated by Midwest river transportation business, which we ceased writing in late 1999 by selling renewal rights to that book of business. The Global Marine combined ratio excluding this class of business was 116.7. In our Excess and Surplus Lines operation, we implemented several initiatives aimed at improving on 1999's combined ratio of 135.0, including exiting unprofitable market sectors and significantly reducing business volume in other sectors. Our Public Sector Services operation was plagued early in the year by several large property losses, contributing to a combined ratio of 125.3 for the year. We implemented corrective measures, including price increases averaging 4%, prior to the end of 1999.

  Our remaining Specialty Commercial operations performed well amid intensely competitive pressures. Health Services' combined ratio of 113.5 for the year improved by ten points compared with 1998, primarily due to price increases and moderating loss trends. The 1999 Health Services combined ratio also benefited from certain changes in premium accrual estimates. Our Technology business center recorded a solid combined ratio of 100.6 for the year, and Financial and Professional Services posted a profitable combined ratio of 91.4.

1998 vs. 1997
-------------
Written premiums in 1998 fell 4% short of the 1997 total of $1.40 billion, primarily due to competitive pricing pressures in the Health Services business center and excess capacity in general throughout primary insurance markets, which negatively impacted premium volume in our Excess and Surplus Lines operation. The combined ratio of 111.8 in 1998 was 12.2 points worse than the 1997 ratio, driven by marked deterioration in the Health Services business center resulting from a sharp increase in the severity of claims during the year and adverse loss development on prior year business. The magnitude of Health Services' losses more than offset improvement in Financial and Professional Services' results and strong profitability in the Technology business center. Catastrophe losses of $38 million in 1998 were $17 million higher than comparable 1997 losses.

2000 OUTLOOK
------------
We expect modest improvement in the Specialty Commercial pricing environment in 2000. We are optimistic that the corrective actions implemented in those business centers with poor results in 1999 will provide the basis for improvement in this segment's 2000 performance. We will focus on maintaining underwriting discipline while pursuing profitable growth, capitalizing on our prominence in several markets and further strengthening our agent/broker relationships. We expect our Technology operation to face intensifying competitive pressures in 2000 as other carriers renew pursuit of market share as "Year 2000" fears fade. In our Global Marine business center, we will focus on achieving better results in what we expect to be gradually improving market conditions during 2000. The acquisition of MMI Companies, Inc. will complement our existing Health Services operation, creating an integrated global provider of insurance-related products to the healthcare industry.

U.S. Underwriting
SURETY
------

The Surety segment, also a component of our Global Specialty Practices organization, underwrites surety bonds, which guarantee that third parties will be indemnified against the nonperformance of contractual obligations. Our Surety operation is the largest surety insurer in the United States based on 1998 premium volume, accounting for approximately 11% of the domestic market. In addition, this segment includes Afianzadora Insurgentes, the largest surety bond underwriter in Mexico, with a market share of over 40%.

PREMIUMS
--------
Written premiums of $409 million in 1999 grew 9% over the comparable 1998 total of $376 million. In both the United States and Mexico, the continuing economic expansion in 1999 fueled growth in the construction industry, resulting in a significant increase in the demand for contract surety coverages. In addition, 1999 premium volume reflected the successful retention of targeted key accounts in an increasingly competitive marketplace.

UNDERWRITING RESULT
-------------------
The 1999 combined ratio was a profitable 83.6, reflecting the quality of our book of surety business. The combined ratio of 79.0 in 1998 included the impact of reductions in reserves established in prior years, which did not occur to the same extent in 1999. The expense ratio of 51.5 in 1999 was almost four points better than the 1998 ratio of 55.3, primarily due to the efficiencies realized in the post-merger organization.

1998 vs. 1997
-------------
Premium volume in 1998 grew 18% over 1997, largely due to new business initiatives and aggressive efforts to retain business subsequent to the USF&G merger. The profitable combined ratios in both years resulted from the absence of significant losses, and also include the impact of reductions in previously established reserves.

2000 OUTLOOK
------------
Virtually all market indicators point to an economy that will continue to prosper into the near future, enhancing the prospects for further growth in the demand for surety products. We intend to build on our domestic market leadership position, leveraging our underwriting and marketing expertise on a global basis. We expect technology initiatives to play an increasingly important role in shaping our agent/broker relations, with the goal of positioning our Surety operations as the market of choice.

Primary Insurance Operations
INTERNATIONAL
-------------

Our International segment underwrites primary insurance outside of the United States, and includes business generated from our participation in Lloyd's of London as a provider of capital to eight underwriting syndicates and as the owner of a managing agency. We have built a local market presence in 14 key countries that account for over 80% of the world's insurance market. In addition to Canada, we underwrite insurance in Europe, Africa, Australia and Latin America. This segment also provides coverage for the non-U.S. risks of U.S. corporate policyholders and non-U.S.-based policyholders' exposures in the United States. Our International operations have a specialty commercial focus with particular emphasis on liability coverages. At Lloyd's, we have been a consolidator of specialty businesses which complement our existing operations. The International segment was not impacted by the corporate reinsurance treaty.

PREMIUMS
--------
Virtually all of our International operations experienced growth during 1999. Written premiums of $480 million were 27% higher than the 1998 total of $378 million. Premiums generated through our Lloyd's of London operations of $201 million increased by $78 million, or 63%, over the 1998 total of $123 million, reflecting the significant expansion of our underwriting capacity in the Lloyd's market. The eight underwriting syndicates we manage account for approximately 4% of Lloyd's total capacity. In markets where we have mature businesses (at least four years of operations), premiums of $243 million were slightly below the 1998 total of $250 million, primarily due to the sale of our personal insurance business in the United Kingdom in early 1998. Our investment in operations established within the last four years, particularly those in Europe and Latin America, experienced strong growth in premium volume in 1999, as we continued to expand our specialty product offerings.

UNDERWRITING RESULT
-------------------
The 1999 combined ratio of 117.9 in the International segment was slightly worse than the 1998 ratio of 116.7, largely due to deterioration in three of our syndicates at Lloyd's, particularly one syndicate underwriting aviation coverage. In addition, the collision of two commuter trains in London, both insured by our International operations, accounted for a loss of $6 million (net of reinsurance recoveries) in the fourth quarter of the year, adding 1.5 points to the 1999 loss ratio. Our operations in Canada rebounded to post a combined ratio of 108.9 in 1999, much improved over the 1998 ratio of 149.3 that was heavily impacted by severe ice storms. Our operations in Africa achieved a combined ratio of
103.8 in 1999, slightly worse than the 1998 ratio of 98.9.

1998 vs. 1997
-------------
Premium volume of $378 million in 1998 grew 29% over 1997 premiums of $293 million, primarily due to increased capacity at Lloyd's of London, and new business in Africa and Latin America. Premiums generated by our commercial underwriting operations in the United Kingdom also contributed to the increase over 1997. The 1998 combined ratio of 116.7 was slightly better than the 1997 ratio of 118.1, primarily due to an improvement in the expense ratio. Significant losses incurred in Canada in early 1998 due to a severe ice storm offset an improvement in loss experience across almost all of our other International operations.

2000 OUTLOOK
------------
We expect significant additional premium growth and improved results in 2000 as our International operations continue to mature. At Lloyd's, we will continue to consolidate the capacity we manage, adding specialized underwriting teams as opportunities for business expansion arise. Our mature operations are expected to grow through the introduction and expansion of customer-focused liability products linked with our specialized risk management capabilities. Our appointment in late 1999 by the Law Society of England and Wales as its joint venture partner, effective Sept. 1, 2000, should provide opportunities for significant professional indemnity premium growth in this segment going forward.

Reinsurance
ST. PAUL RE
-----------

Our Reinsurance segment, St. Paul Re, underwrites traditional treaty and facultative reinsurance for property, liability, ocean marine, surety and certain specialty classes of coverage and also underwrites "non-traditional" reinsurance, which combines traditional underwriting risk with financial risk protection. St. Paul Re underwrites reinsurance for leading property liability insurance companies worldwide. Through Discover Re, our Reinsurance segment also underwrites primary insurance and reinsurance and provides related insurance products and services to self-insured companies and insurance pools, in addition to ceding to and reinsuring captive insurers, all within the alternative risk transfer market. Based on 1998 written premium volume, our reinsurance operations ranked as the 15th-largest reinsurer in the world.

PREMIUMS
--------
St. Paul Re's written premiums of $965 million in 1999 were 9% below the 1998 total of $1.06 billion. Premium volume in 1999 was reduced by cessions of $92 million under our corporate reinsurance treaty and $62 million under the separate aggregate stop-loss treaty exclusive to the Reinsurance segment. These reductions were partially offset by a $61 million increase in 1999 written premiums that resulted from a change in the process we use to estimate reinsurance premiums that have been earned, but not reported (EBNR), by ceding insurers. Excluding these factors, 1999 written premiums were level with 1998. A difficult operating environment, characterized by excess capacity and inadequate pricing levels on traditional reinsurance products, continued to plague the global reinsurance marketplace in 1999. St. Paul Re capitalized on new business opportunities in non-traditional reinsurance, offsetting the decline in traditional reinsurance premium volume.

UNDERWRITING RESULT
-------------------
The 1999 combined ratio of 92.0 in our Reinsurance segment was driven by favorable development on business written in prior years, as well as benefits realized from the aggregate stop-loss treaties. We ceded insurance losses and loss adjustment expenses totaling $317 million under the two treaties which, when reduced by the $154 million in related premiums ceded, resulted in a net pretax benefit of $163 million to our Reinsurance segment in 1999. Excluding the impact of these treaties, the combined ratio in this segment was 108.5, nearly ten points worse than the 1998 ratio of
98.7. The change in the process we use to estimate EBNR, discussed previously, resulted in increases to earned premiums of $47 million, losses and loss adjustment expenses of $47 million and other expenses of $9 million, for a net pretax loss of approximately $9 million. Catastrophe losses of $143 million in 1999 played a large role in the deterioration from 1998, as well as unfavorable current year noncatastrophe loss experience on property coverages. Catastrophes in 1999 included the highly unusual windstorm that swept across Europe late in the year, earthquakes in Taiwan and Turkey, and Hurricane Floyd. Catastrophe losses in 1998 totaled $86 million, largely resulting from Hurricane Georges.

1998 vs. 1997
-------------
Premium volume in 1998 fell 12% below the 1997 total, primarily due to adverse conditions in worldwide reinsurance markets, including continued rate erosion and competition from capital markets. Our property reinsurance volume was down sharply from 1997, reflecting a deliberate reduction in exposures caused by inadequate pricing. The 1998 combined ratio of 98.7 was slightly improved over the 1997 ratio. Favorable development on prior years' business offset a significant increase in catastrophe losses in 1998, which largely resulted from Hurricane Georges.

2000 OUTLOOK
------------
We expect modest improvement in reinsurance markets in 2000, having achieved some progress on pricing for business renewing in January 2000. Conditions will remain challenging, however, requiring innovative approaches to developing new business while maintaining underwriting discipline. In the current marketplace, ceding companies appear to be receptive to expanding nontraditional insurance arrangements, which should provide new opportunities for that portion of our operations. We intend to expand our alternative risk transfer business, and explore business expansion in China and Japan.

Property-Liability Insurance
INVESTMENT OPERATIONS

We maintain a high-quality portfolio with the primary objective of maximizing investment returns and generating sufficient liquidity to fund our cash requirements. The majority of our funds available for investment are deployed in a widely diversified portfolio of predominantly investment-grade fixed maturities. We also invest lesser amounts in equity securities, venture capital and real estate with the goal of producing long-term growth in the value of our invested asset base and ultimately enhancing shareholder value. The latter investment classes have the potential for higher returns but also involve a greater degree of risk, including less stable rates of return and less liquidity. Funds to be invested are generated by underwriting cash flows, consisting of the excess of premiums collected over losses and expenses paid, and investment cash flows, which consist of income received on existing investments and proceeds from sales and maturities of investments.

  Our property-liability investment segment generated pretax investment income of $1.26 billion in 1999, down 3% from income of $1.29 billion in 1998. Pretax investment income in 1997 totaled $1.32 billion. Negative underwriting cash flows over the last two years, combined with merger-related and restructuring payments over the same period, resulted in a net reduction in our investment portfolio (excluding the effects of unrealized appreciation) in both 1999 and 1998.

  The following table summarizes the composition and carrying value of our property-liability investment segment's portfolio at the end of the last two years. More information on each of our investment classes follows the table.


December 31
(In millions)                             1999            1998
--------------                          ------          ------
CARRYING VALUE:
 Fixed maturities                     $ 15,479        $ 17,178
 Equities                                1,537           1,193
 Real estate and mortgage loans          1,268           1,151
 Venture capital                           866             571
 Securities lending collateral           1,216           1,368
 Short-term investments                  1,192             842
 Other investments                         110             286
                                        ------          ------
     Total investments                $ 21,668        $ 22,589
                                        ======          ======

FIXED MATURITIES
----------------
Our fixed maturities portfolio is composed of high-quality, intermediate-term taxable U.S. government, corporate and mortgage-backed bonds, and tax-exempt U.S. municipal bonds. We manage our bond portfolio conservatively, investing almost exclusively in investment-grade (BBB or better) securities. Approximately 95% of our portfolio at the end of 1999 was rated investment grade, with the remaining 5% split between high yield and nonrated securities, most of which we believe would be considered investment-grade if rated.

  Taxable securities accounted for the majority of our new bond purchases in 1999 and comprised 67% of our long-term portfolio at the end of the year. The decision whether to purchase taxable or tax-exempt bonds is driven by our consolidated tax position and the relationship between taxable and tax-exempt yields. The average yield on taxable bond purchases in 1999 was 7.2%, compared with 6.4% in 1998, reflecting the upward movement of interest rates during the year. Our bond portfolio in total carried a weighted average pretax yield of 6.8% at Dec. 31, 1999, unchanged from year-end 1998. These investments produced pretax investment income of $1.17 billion in 1999, compared with $1.20 billion and $1.24 billion in 1998 and 1997, respectively.

  The amortized cost of our bond portfolio at the end of 1999 was $15.52 billion, compared with $16.20 billion at the end of 1998. The decline was primarily due to the net sale of bonds in 1999 to fund our cash flow requirements. As part of the sale of our standard personal insurance operations in 1999, we transferred bonds having an amortized cost of $499 million at Sept. 30, 1999 to Metropolitan. In connection with that sale, bonds having an amortized cost of $563 million were reclassified to net assets of discontinued operations (included in "other assets") as of Dec. 31, 1998. We carry bonds on our balance sheet at market value, with the corresponding appreciation or depreciation recorded in shareholders' equity, net of taxes. The market values of our bonds fluctuate with changes in market interest rates. Anticipated future trends in market yields can also significantly impact the market value of our bonds.

  At the end of 1999, the pretax unrealized depreciation on our bond portfolio was $36 million, compared with appreciation of $979 million at the end of 1998. Although a portion of the change was due to the net decline in our bond holdings in 1999, the vast majority of the erosion in market value was attributable to the upward trend in market interest rates during 1999. The Federal Reserve Board raised short-term interest rates on three occasions in 1999 for a combined total of 0.75%. That increase offset interest rate reductions of the same amount in 1998 that had driven unrealized appreciation on our bond portfolio near the $1 billion mark.

EQUITIES
--------
Our equity holdings consist of a diversified portfolio of common stocks which accounted for 5% of total investments (at cost) at Dec. 31, 1999. Equity markets in the United States experienced another year of substantial appreciation, driven by a significant increase in the value of internet-related technology firms. Our domestic equity portfolio produced a total return of 32.6% in 1999, outperforming the 21.1% return generated by the Standard & Poor's 500 equity index. The pretax unrealized appreciation included in the $1.54 billion carrying value of our equity portfolio totaled $516 million at the end of 1999, compared with $300 million at the end of 1998.

REAL ESTATE AND MORTGAGE LOANS
------------------------------
Real estate ($876 million) and mortgage loans ($392 million) comprised 6% of our total investments at the end of 1999. Our real estate holdings primarily consist of commercial office and warehouse properties that we own directly or in which we have a partial interest through joint ventures. Our properties are geographically distributed throughout the United States and had an occupancy rate of 94% at year-end 1999. These investments produced pretax income of $57 million in 1999 and generated cash flows totaling $84 million. Gross new real estate investments totaled $137 million in 1999.

  We acquired the portfolio of mortgage loans in the USF&G merger. The loans, which are collateralized by income-producing real estate, produced investment income of $30 million in 1999. We did not originate any new loans during the year.

VENTURE CAPITAL
---------------
Venture capital comprised 2% of our invested assets (at cost) at the end of 1999. These private investments span a variety of industries but are concentrated in information technology, health care and consumer products. In 1999, we invested $237 million in this asset class, a 65% increase over 1998. Our portfolio produced a total pretax return of over $440 million in 1999, consisting of realized gains and the increase in unrealized appreciation. The carrying value of the venture capital portfolio at year-end 1999 and 1998 included unrealized appreciation of $468 million and $182 million, respectively.

SECURITIES LENDING COLLATERAL
-----------------------------
These investments are collateral for our securities lending operations. Through our lending agent, we loan certain securities from our fixed-maturity portfolio to other approved institutions. We receive a fee from the borrower in return. We require collateral from the borrower equal to 102% of the fair value of the loaned securities. We retain full ownership of the securities loaned, and are indemnified by the lending agent in the event a borrower becomes insolvent or fails to return securities. We record securities lending collateral as an asset, with a corresponding liability for the same amount.

REALIZED INVESTMENT GAINS AND LOSSES
------------------------------------
The following table summarizes our property-liability operations' realized gains and losses by investment class for each of the last three years.

Year ended December 31
(In millions)                          1999        1998        1997
----------------------                -----       -----       -----
Pretax Realized Investment
Gains (Losses):

Fixed maturities                      $ (19)      $   1       $ (18)
Equities                                118         158         155
Real estate and mortgage loans           18           8          53
Venture capital                         158          25         213
Other investments                        (1)         (4)          9
                                      -----       -----       -----
     Total                            $ 274       $ 188       $ 412
                                      =====       =====       =====


  Venture capital gains in 1999 were driven by sales of investments in technology-related companies. Venture capital gains in 1997 included a $129 million gain on the sale of the stock of Advanced
Fibre Communications, Inc., one of our direct investments.

2000 INVESTMENT OUTLOOK
-----------------------
We expect interest rates to increase in the first half of 2000 as the Federal Reserve continues its efforts to keep inflationary pressures in check in an expanding economy. We remain committed to maintaining the quality of our diversified investment portfolio. We will continue to invest the majority of funds available in investment-grade fixed-maturities, with additional funds allocated to our other asset classes as market conditions warrant. Our equity portfolio activities will be responsive to the opportunities that develop in the market. We believe our venture capital investments have the potential to once again generate sizeable realized gains in 2000. Our acquisition of MMI Companies, Inc. is expected to add a high-quality, $1.0 billion fixed-maturity portfolio to our operations in the second quarter of 2000. The sale of our nonstandard auto operations is expected to result in the transfer of approximately $290 million of investments to Prudential in the second quarter of 2000.

Property-Liability Insurance
LOSS AND LOSS ADJUSTMENT EXPENSE RESERVES
-----------------------------------------

Our loss reserves reflect estimates of total losses and loss adjustment expenses we will ultimately have to pay under insurance and reinsurance policies. These include losses that have been reported but not settled and losses that have been incurred but not reported to us (IBNR). Loss reserves for certain workers' compensation business and certain assumed reinsurance contracts are discounted to present value. We reduce our loss reserves for estimates of salvage and subrogation.

  For reported losses, we establish reserves on a "case" basis within the parameters of coverage provided in the insurance policy or reinsurance agreement. For IBNR losses, we estimate reserves using established actuarial methods. Our case and IBNR reserve estimates consider such variables as past loss experience, changes in legislative conditions, changes in judicial interpretation of legal liability and policy coverages, and inflation. We consider not only monetary increases in the cost of what we insure, but also changes in societal factors that influence jury verdicts and case law and, in turn, claim costs.

  Because many of the coverages we offer involve claims that may not ultimately be settled for many years after they are incurred, subjective judgments as to our ultimate exposure to losses are an integral and necessary component of our loss reserving process. We record our reserves by considering a range of estimates bounded by a high and low point. Within that range, we record our best estimate. We continually review our reserves, using a variety of statistical and actuarial techniques to analyze current claim costs, frequency and severity data, and prevailing economic, social and legal factors. We adjust reserves established in prior years as loss experience develops and new information becomes available. Adjustments to previously estimated reserves are reflected in our financial results in the periods in which they are made.

  After the consummation of our merger with USF&G in April 1998, we recorded a $250 million loss provision to reflect the application of The St. Paul's reserving policies to USF&G's loss reserves. Our actuaries reviewed the raw data underlying, and documentation supporting, USF&G's year-end 1997 reserve analysis, and concurred with the reasonableness of USF&G's range of estimates for those reserves. However, applying their judgment and interpretation to the range, The St. Paul's actuaries, who would be responsible for setting reserve amounts for the merged entity, concluded that strengthening of the reserves would be appropriate, resulting in the $250 million adjustment. Of that provision, $35 million was allocated to the standard personal insurance operations that were sold in 1999, and that amount is included in discontinued operations for 1998.

  Note 8 to the financial statements, on page 56 of this report, includes a reconciliation of our beginning and ending loss and loss adjustment expense reserves for each of the years 1999, 1998 and 1997. That reconciliation shows that we have recorded reductions in the loss provision from continuing operations for claims incurred in prior years totaling $208 million, $217 million and $716 million in 1999, 1998 and 1997, respectively.

  The reductions in prior year losses recorded in 1999 and 1998 were lower than those recorded in the preceding several years. In 1999, favorable prior year loss development in several lines of business, including workers' compensation and assumed reinsurance, was reduced by adverse development in our Global Marine operation and certain commercial business centers. In 1998, the reduction in prior year losses was impacted by the provision to strengthen loss reserves subsequent to our merger with USF&G.

  The favorable prior year development recorded on workers' compensation coverages in recent years reflected the impact of legal and regulatory reforms throughout the country in the early 1990's that caused us to reduce our estimate of ultimate loss costs on those coverages. In 1999 and 1998, there were no significant additional changes in our estimate of those ultimate loss costs; as a result, while we still recorded a reduction in prior year losses, it was not of the same magnitude as those in preceding years.

  In our Health Services operation, the magnitude of favorable adjustments to prior year losses significantly declined in 1999 and 1998. Loss activity in those years indicated an increase in the severity of claims incurred in the years 1995 through 1997; accordingly, we adopted a more cautious view of ultimate loss provisions for those years, resulting in a much smaller reduction in prior year loss provisions during 1999 and 1998 than those recorded in recent years.

  Favorable prior year development on assumed reinsurance also contributed to the reduction in prior year loss provisions in 1998 and 1997.

  The reduction in 1997 was also impacted by a change in the way we assign loss activity to a particular year for a portion of our reinsurance business. We implemented an improved procedure in 1997 that more accurately assigns loss activity for this business to the year in which it occurred. This change had the effect of increasing favorable development on previously established reserves by approximately $110 million in 1997. There was no net impact on total incurred losses, however, because there was a corresponding increase in the provision for current year loss activity in 1997.

Property-Liability Insurance
ENVIRONMENTAL AND ASBESTOS CLAIMS
---------------------------------

We continue to receive claims alleging injury or damage from environmental pollution or seeking payment for the cost to clean up polluted sites. We also receive asbestos injury claims arising out of product liability coverages under general liability policies. The vast majority of these claims arise from policies written many years ago. Our alleged liability for both environmental and asbestos claims is complicated by significant legal issues, primarily pertaining to the scope of coverage. In our opinion, court decisions in certain jurisdictions have tended to broaden insurance coverage beyond the intent of original insurance policies.

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

  The following table represents a reconciliation of total gross and net environmental reserve development for each of the years in the three-year period ended Dec. 31, 1999. Amounts in the "net" column are reduced by reinsurance recoverables.


                                1999           1998           1997
                            ------------   ------------   ------------
(In millions)               Gross    Net   Gross    Net   Gross    Net
                            -----   ----   -----   ----   -----   ----
ENVIRONMENTAL
Beginning reserves           $783   $645    $867   $677    $889   $676
Incurred losses               (33)     1     (16)    26      44     58
Paid losses                   (52)   (47)    (68)   (58)    (66)   (57)
                            -----   ----   -----   ----   -----   ----
Ending reserves              $698   $599    $783   $645    $867   $677
                            =====   ====   =====   ====   =====   ====


  The following table represents a reconciliation of total gross and net reserve development for asbestos claims for each of the years in the three-year period ended Dec. 31, 1999.


                                1999           1998            1997
                            ------------   ------------   ------------
(In millions)               Gross    Net   Gross    Net   Gross    Net
                            -----   ----   -----   ----   -----   ----
ASBESTOS
Beginning reserves           $402   $277    $397   $279    $413   $304
Incurred losses                28     51      44     13      22     (5)
Paid losses                   (32)   (30)    (39)   (15)    (38)   (20)
                            -----   ----   -----   ----   -----   ----
Ending reserves              $398   $298    $402   $277    $397   $279
                            =====   ====   =====   ====   =====   ====


  Our reserves for environmental and asbestos losses at Dec. 31, 1999 represent our best estimate of our ultimate liability for such losses, based on all information currently available to us. Because of the inherent difficulty in estimating such losses, however, we cannot give assurances that our ultimate liability for environmental and asbestos losses will, in fact, match our current reserves. We continue to evaluate new information and developing loss patterns, but we believe any future additional loss provisions for environmental and asbestos claims will not materially impact the results of our operations, liquidity or financial position.

  Total gross environmental and asbestos reserves at Dec. 31, 1999, of $1.10 billion represented approximately 6% of gross consolidated reserves of $17.93 billion.

SALES REACH $1 BILLION IN 1999 ON STRENGTH OF POPULAR EQUITY-
INDEXED PRODUCTS

Life Insurance
F&G LIFE
--------

Our life insurance segment consists of Fidelity and Guaranty Life Insurance Company and subsidiaries ("F&G Life"). F&G Life's primary products are deferred annuities (including tax sheltered annuities and equity-indexed annuities), structured settlement annuities, and immediate annuities. F&G Life also underwrites traditional and universal life insurance products. F&G Life's products are sold throughout the United States through independent agents, managing general agents and specialty brokerage firms.

Highlights of F&G Life's financial performance for the last three years were as follows:



Year ended December 31
(In millions)                          1999        1998        1997
                                      -----       -----       -----
Sales (premiums and deposits)      $  1,000    $    501    $    446
Premiums and policy charges             187         119         137
Policy surrenders                       217         207         171
Net investment income                   298         276         253
Pretax earnings                          66          21          78
Life insurance in force            $ 12,398    $ 10,774    $ 10,748


  F&G Life's increase in pretax earnings in 1999 was due to growth in assets under management, driven by strong product sales and improved operating cash flows, offset by increased product development and distribution channel expansion expenses, and realized investment losses of $9 million. In addition, an increase in interest rates had a favorable impact on our investment spreads which, combined with greater estimated future gross profits, resulted in lower amortization of deferred policy acquisition costs (DPAC). Pretax earnings in 1998 were reduced by a $41 million writedown of DPAC and $9 million of charges related to The St. Paul's merger with USF&G. Excluding realized investment gains and losses in both years and the writedown and other charges in 1998, pretax earnings of $75 million in 1999 were virtually level with 1998. After-tax earnings on a similar basis, however, increased in 1999, reflecting the impact of F&G Life's implementation of a strategy to allocate 1% of its investment portfolio to tax-favored securities. These investments, while typically contributing little or no operating earnings, generate tax credits that lowered F&G Life's effective tax rate from 34% in 1998 to 29% in 1999.

  The following table shows life insurance and annuity sales
(premiums and deposits) by product type and distribution system.


Year ended December 31
(In millions)                           1999        1998        1997
                                       -----       -----       -----
Product Type:
  Equity-indexed annuities           $   686     $   209     $     -
  Structured settlement annuities         95          49          74
  Single premium deferred
    annuities                             78         134         248
  Tax sheltered annuities                 49          64          84
  Single premium immediate and
    other annuities                       70          30          23
  Life insurance                          22          15          17
                                       -----       -----       -----
     Total                           $ 1,000     $   501     $   446
                                       =====       =====       =====

Distribution System:
  Brokerage                          $   822     $   367     $   268
  Structured settlement brokers          113          55          74
  Tax-sheltered annuity
    wholesalers                           49          68          91
  Other                                   16          11          13
                                       -----       -----       -----
     Total                           $ 1,000     $   501     $   446
                                       =====       =====       =====

  Sales volume doubled in 1999, primarily due to the success of equity-indexed annuity (EIA) products first introduced in mid-1998. Credited interest rates on the EIA products are tied to the performance of a leading market index. EIA sales in 1999 were $477 million higher than 1998, and accounted for 69% of total product sales for the year. Sales of fixed interest rate annuities in 1999 were below 1998 levels due to the negative impact of comparatively low market interest rate levels on our fixed interest rate products. The demand for annuity products is affected by fluctuating interest rates and the relative attractiveness of alternative products, particularly equity-based products. Traditional life insurance sales increased 47% in 1999, reflecting the successful launch during the second quarter of a new term life product line targeted at the mortgage protection market.

  Premiums and policy charges increased 57% in 1999, resulting from growth in the sale of structured settlement annuities and life-contingent single premium immediate annuities (SPIA). Structured settlement annuities are sold primarily to property-liability insurers to fund the settlement of insurance claims. The expansion of the structured settlement program into The St. Paul's property-liability claim organization accounted for the increase in 1999 sales volume. The growth in SPIA sales resulted from an increased emphasis on this product in 1999.

  Sales of structured settlement annuities, annuities with life contingencies and term life insurance are recognized as premiums earned under GAAP. Investment-type contracts, however, such as our equity-indexed, deferred and tax sheltered annuities, and our universal life-type contracts, are recorded directly to our balance sheet on a deposit accounting basis and are not recognized as premium revenue under GAAP.

  Deferred annuities and universal life products are subject to surrender by policyholders. Nearly all of our surrenderable annuity policies allow a refund of the cash value balance less a surrender charge. Surrender activity increased modestly in 1999, primarily due to an increase in tax-sheltered annuity surrenders, which was largely offset by a decline in single premium deferred annuity surrenders.

  Net investment income grew 8% in 1999 as a result of an increasing asset base generated by positive cash flow. Pretax realized investment losses of $18 million in the fixed-maturity portfolio were partially offset by gains of $9 million generated from real estate and mortgage loan investments.

  Total life insurance in force grew 15% in 1999 to $12.4 billion, due to the success of the new term life product line introduced in 1999.

1998 vs. 1997
-------------
Pretax earnings of $21 million in 1998 were well below comparable 1997 earnings of $78 million, primarily reflecting the $41 million DPAC writedown and $9 million of merger-related charges recorded in 1998. The DPAC writedown consisted of the following components:
$19 million of accelerated amortization resulting from a reduction in the estimated future profits on certain universal life insurance business; a $16 million charge to reflect the impact of assumption changes as to the future "spread" on certain interest sensitive products; and a $6 million charge resulting from a change in annuitization assumptions for certain tax-sheltered annuity products. The $9 million merger-related charge was primarily related to severance and facilities exit costs. Sales volume of $501 million in 1998 grew 12% over the 1997 total of $446 million, due to the mid-year launch of our new equity-indexed annuity product.

2000 OUTLOOK
------------
We expect that our sales momentum will carry into 2000, based on strong fourth quarter 1999 sales generated by all distribution channels. In mid-1999, we announced plans to provide our products to banks and broker-dealers that specialize in offering annuities and life insurance directly to consumers. This entry into the institutional marketplace is scheduled to be launched in the third quarter of 2000, and as a result, we expect to distribute our products in markets where we previously had limited access. In addition, we anticipate expanding our e-commerce platform, making it a more effective sales tool for our producers.

STRATEGIC INITIATIVES EVIDENT IN RECORD SALES, EARNINGS

Asset Management
The John Nuveen Company
-----------------------

We hold a 79% interest in The John Nuveen Company (Nuveen), which comprises our asset management segment. Nuveen's core businesses are asset management and the development, marketing and distribution of investment products and services. Nuveen provides customized individual accounts, mutual funds, exchange-traded funds and defined portfolios (unit investment trusts) to help financial advisers serve their affluent and high net worth clients. During 1999, Nuveen completed the sale of its investment banking division to U.S. Bancorp Piper Jaffray, enabling the company to fully focus its resources on its asset management business. Nuveen is listed on the New York Stock Exchange, trading under the symbol "JNC."

The following table summarizes Nuveen's key financial data for the last three years:

Year ended December 31
(In millions)                         1999        1998        1997
                                    ------      ------      ------
Revenues                          $    353    $    308    $    269
Expenses                               193         171         146
                                    ------      ------      ------
     Pretax income                     160         137         123

Minority interest                      (37)        (33)        (30)
                                    ------      ------      ------
     The St. Paul's share
       of pretax income           $    123    $    104    $     93
                                    ======      ======      ======
Assets under management           $ 59,784    $ 55,267    $ 49,594
                                    ======      ======      ======


  Nuveen's principal sources of revenue are ongoing advisory fees earned on assets under management, and transaction-based revenue earned upon the distribution of defined portfolio and fund products. These revenues totaled $329 million in 1999, an increase of 16% over the same 1998 revenues of $284 million. An increase in average assets under management and significant growth in defined portfolio sales during the year accounted for the increase in 1999 advisory fee and distribution revenues. The increase in expenses over 1998 corresponds to the significant increase in business volume, as well as an increase in advertising expenses associated with strategic efforts to promote the Nuveen brand.

  Gross product sales of $14.1 billion in 1999 were 81% higher than 1998 sales of $7.8 billion, driven by significant additions to managed accounts and strong growth in equity defined portfolio sales. Nuveen introduced 17 new defined portfolios in 1999, and also raised over $2.7 billion of new assets in its exchange-traded funds. Nuveen has strategically diversified its product offerings in recent years, introducing a variety of equity-based products to complement its traditional fixed-income investment vehicles. The diversification strategy played a crucial role in Nuveen's record results in 1999, with equity-based products accounting for 60% of gross product sales in a year during which fixed-income investments suffered substantial declines in value. Nuveen's net flows (equal to the sum of sales, reinvestments and exchanges less redemptions) totaled $9.6 billion in 1999, compared with $5.7 billion in 1998.

  At the end of 1999, managed assets consisted of $26.8 billion of exchange-traded funds, $20.9 billion of managed accounts, and $12.1 billion of mutual funds. The $4.5 billion increase in managed assets since the end of 1998 resulted from 1999 net flows in funds and accounts, reduced by a $2.3 billion decline in the unrealized appreciation of underlying fund investments (primarily fixed-income). Municipal securities accounted for 66% of managed assets at the end of 1999, compared with 71% at the end 1998. Including defined portfolios, Nuveen managed or oversaw approximately $71 billion in assets at year-end 1999.

  Nuveen repurchased 914,100 and 732,700 common shares from minority shareholders in 1999 and 1998, respectively, for a total cost of $36 million and $27 million. Nuveen also made significant share repurchases in 1997, proportioned between our holdings and minority shareholders to maintain our ownership percentage in Nuveen at the time of the repurchases. Our proceeds from the share repurchase in 1997 were $41 million.

1998 vs. 1997
-------------
In 1998, Nuveen's revenues grew 14% over 1997 on the strength of a significant increase in average assets under management for the year. In mid-1997, Nuveen acquired Rittenhouse Financial Services, Inc., an equity and balanced account management firm serving affluent investors, which added over $9 billion to Nuveen's managed assets. Gross product sales of $7.8 billion in 1998 were more than double 1997 sales of $3.0 billion, largely due to a full year of Rittenhouse managed account sales and a $600 million increase in mutual fund sales.

2000 OUTLOOK
------------
Nuveen's increased emphasis on brand development is expected to attract more financial advisers and investors to its investment products. New defined portfolios, mutual funds and exchange-traded funds are expected to be introduced in 2000 as Nuveen focuses on family wealth management strategies.

The St. Paul Companies
CAPITAL RESOURCES

Our capital resources consist of shareholders' equity, debt and capital securities, representing funds deployed or available to be deployed to support our business operations. The following table summarizes our capital resources at the end of the last three years:

December 31
(In millions)                        1999         1998         1997
                                   ------       ------       ------
Shareholders' equity:
  Common equity:
    Common stock and
     retained earnings            $ 5,906      $ 5,608      $ 5,777
    Unrealized appreciation
     of investments and other         542        1,013          814
                                   ------       ------       ------
     Total common
      shareholders' equity          6,448        6,621        6,591

  Preferred shareholders' equity       24           15           17
                                   ------       ------       ------
     Total shareholders' equity     6,472        6,636        6,608
Debt                                1,466        1,260        1,304
Capital securities                    425          503          503
                                   ------       ------       ------
     Total capitalization         $ 8,363      $ 8,399      $ 8,415
                                   ======       ======       ======
Ratio of debt to
 total capitalization                 18%           15%          15%
                                   ======       ======       ======


EQUITY
------
Common shareholders' equity at the end of 1999 was 3% below the year-end 1998 total despite our strong net income of $834 million for the year. The increase in market interest rates during 1999 led to an $884 million decline in the after-tax unrealized appreciation of our bond portfolio since the end of 1998. This decline was partially offset by a $425 million increase in the after-tax unrealized appreciation on our equity and venture capital investment portfolios. Our common equity was also reduced in 1999 by common share repurchases totaling $356 million and common dividends declared of $235 million. Common equity at the end of 1998 was virtually level with year-end 1997, as a decline in our retained earnings resulting from common share repurchases and dividends was offset by an increase in the net unrealized appreciation of our investment portfolio. Our book value per common share at Dec. 31, 1999 was $28.68, compared with a per share book value of $28.32 at the end of 1998.

  Our preferred shareholders' equity at the end of the last three years consisted of the par value of Series B preferred shares we issued to our Stock Ownership Plan (SOP) Trust, less the remaining principal balance of the SOP Trust debt.

DEBT
----
Consolidated debt outstanding of $1.47 billion at the end of 1999 increased by $206 million over the year-end 1998 total of $1.26 billion. The increase was primarily due to the issuance of additional commercial paper throughout the year, which brought the year-end 1999 outstanding balance to $400 million, compared with $257 million at Dec. 31, 1998. In addition, several of our real estate investment entities entered into variable rate borrowings in June 1999 totaling $64 million. The interest rate on these borrowings was 5.65% at the end of 1999. Also in 1999, a special purpose offshore entity we created to provide reinsurance to one of our subsidiaries issued $46 million of floating rate notes, which are included in The St. Paul's consolidated debt. At year-end 1999, the interest rate on those notes was 11.36%. Medium-term notes, bearing a weighted average interest rate of 6.9%, comprised 42%, or $617 million, of our consolidated debt at Dec. 31, 1999.

  In March 1999, we purchased $34 million (principal amount) of our zero coupon convertible notes from note holders for a total cash consideration of $21 million, representing the original issue price plus the original issue discount accrued to the date of purchase. We purchased these notes at the option of the note holders. The zero coupon note repurchases, along with several medium-term note maturities totaling $20 million during the first half of the year, were primarily funded by commercial paper borrowings.

  Consolidated debt at year-end 1998 was $44 million less than a year earlier, largely the result of a $75 million reduction in Nuveen's debt. We issued $150 million of medium-term notes in 1998, with proceeds primarily used to fund our 1998 common share repurchases. The maturity of our $145 million, 7% senior notes in May 1998, as well as several medium-term note maturities throughout the year totaling $25 million, were funded through a combination of commercial paper issuances and internally generated funds. Commercial paper outstanding at the end of 1998 increased $89 million over year-end 1997.

CAPITAL SECURITIES
------------------
These securities consist of company-obligated mandatorily redeemable preferred securities issued by four business trusts wholly-owned by The St. Paul. One of the trusts issued $207 million of preferred securities bearing a dividend rate of 6% which are convertible into our common stock. The three remaining trusts each issued $100 million of preferred securities bearing dividend rates of 8.5%, 8.47% and 8.312%, respectively. During 1999, we repurchased and retired securities from the latter three trusts with an aggregate principal value of $79 million, comprised of the following components: $27 million at 8.5%; $22 million at 8.47%; and $30 million at 8.312%. The repurchases were made in open market transactions and were primarily funded by commercial paper borrowings.

CAPITAL TRANSACTIONS
--------------------
We completed the sale of our standard personal insurance operations to Metropolitan in September 1999. Net proceeds of $251 million received at closing are being used for general corporate purposes, including strategic acquisitions of existing businesses, expansion of our commercial insurance business, and additional common share repurchases.

  In 1999, we repurchased 11.1 million of our common shares for a total cost of $356 million, or an average of $32 per share. We repurchased 3.8 million common shares for a total cost of $135 million in 1998, largely funded through the issuance of medium-term notes. We also repurchased 3.4 million shares in 1997 for a total cost of $128 million.

  Our common and preferred dividend payments totaled $246 million in 1999, $226 million in 1998 and $198 million in 1997. In February
2000, The St. Paul's board of directors increased our quarterly dividend rate to $0.27 per share, a 4% increase over the 1999 quarterly rate of $0.26 per share.

  Our merger with USF&G in 1998 was a tax-free exchange accounted for as a pooling-of-interests. The St. Paul issued 66.5 million of its common shares for all of the outstanding shares of USF&G. The transaction was valued at $3.7 billion, which included the assumption of USF&G's debt and capital securities.

  We made no major capital improvements during any of the last three years.

  In December 1999, we announced a definitive agreement to acquire MMI Companies, Inc. for approximately $200 million in cash plus the assumption of approximately $120 million of MMI capital securities, in a transaction expected to be finalized in the second quarter of 2000. Also in December, we announced a definitive agreement to purchase Pacific Select Insurance Holdings, Inc., which underwrites earthquake risk insurance in California, for approximately $37 million. This transaction is expected to be completed in the first quarter of 2000. In January 2000, we announced a definitive agreement to sell our nonstandard auto business to Prudential Insurance Company of America for $200 million in cash, in a transaction expected to be finalized in the second quarter of 2000. We do not anticipate substantial changes in our capital structure as a result of these transactions.

  We have no current plans for other major capital expenditures in 2000, but if any were to occur, they would likely involve acquisitions consistent with our specialty commercial focus, and further common share repurchases. As of Dec. 31, 1999, we had the capacity to make up to $409 million in additional share repurchases under a $500 million repurchase program authorized by our board of directors in November 1999.

The St. Paul Companies
LIQUIDITY
---------

Liquidity is a measure of our ability to generate sufficient cash flows to meet the short- and long-term cash requirements of our business operations. Our underwriting operations' short-term cash needs primarily consist of paying insurance loss and loss adjustment expenses and day-to-day operating expenses. Those needs are met through cash receipts from operations, which consist primarily of insurance premiums collected and investment income. Our investment portfolio is also a source of additional liquidity, through the sale of readily marketable fixed maturities, equity securities and short-term investments, as well as longer-term investments which have appreciated in value. Cash flows from these underwriting and investment activities are used to build the investment portfolio and thereby increase future investment income.

  Cash outflows from continuing operations were $41 million in 1999, compared with cash inflows of $169 million in 1998 and $837 million in 1997. Our cash flows in 1999 and 1998 were negatively impacted by the reductions in written premium volume and investment receipts in our property-liability operations, as well as cash disbursements associated with our merger with USF&G and the restructuring of our commercial insurance operations. Underwriting cash flows have trended downward over the last several years due to difficult market conditions in our property-liability operations, where loss and loss expense payments have exceeded premium revenues by a significant margin. The sale of fixed-maturity investments to fund operational cash flow requirements has also resulted in a reduction in investment cash flows during the last three years.

  On a long-term basis, we believe our operational cash flows will benefit from the corrective pricing and underwriting actions underway in our property-liability operations to improve the quality of our business. In addition, we expect our long-term liquidity position to improve as a result of the restructuring and expense reduction initiatives implemented in the last two years. Our financial strength and conservative level of debt provide us with the flexibility and capacity to obtain funds externally through debt or equity financings on both a short-term and long-term basis.

  We are not aware of any current recommendations by regulatory authorities that, if implemented, might have a material impact on our liquidity, capital resources or operations.

The St. Paul Companies
EXPOSURES TO MARKET RISK
------------------------

INTEREST RATE RISK
------------------
Our exposure to market risk for changes in interest rates is concentrated in our investment portfolio, and to a lesser extent, our debt obligations. However, changes in investment values attributable to interest rate changes are mitigated by corresponding and partially-offsetting changes in the economic value of our insurance reserves and debt obligations. We monitor this exposure through periodic reviews of our asset and liability positions. Our estimates of cash flows, as well as the impact of interest rate fluctuations relating to our investment portfolio and insurance reserves, are modeled and reviewed quarterly.

  The following table provides principal runoff estimates by year for our Dec. 31, 1999 inventory of interest-sensitive financial instrument assets. Also provided are the weighted-average interest rates associated with each year's runoff. Principal runoff projections for collateralized mortgage obligations were prepared using third-party prepayment analyses. Runoff estimates for mortgage passthroughs were prepared using average prepayment rates for the prior three months. Principal runoff estimates for callable bonds are either to maturity or to the next call date depending on whether the call was projected to be "in-the-money" assuming no change in interest rates. No projection of the impact of reinvesting the estimated cash flow runoff is included in the table, regardless of whether the runoff source is a short-term or long-term fixed income security.

  We have assumed that our "available-for-sale" securities are similar enough to aggregate those securities for purposes of this disclosure.


December 31, 1999                Principal         Weighted Average
(In millions)                   Cash Flows            Interest Rate
                                ----------         ----------------
Fixed Maturities, Short-Term
Investments and Mortgage Loans

2000                              $  3,875                     5.1%
2001                                 2,069                     7.1%
2002                                 2,012                     7.2%
2003                                 1,743                     7.5%
2004                                 1,444                     7.8%
Thereafter                          11,316                     6.7%
                                   -------
     Total                        $ 22,459
                                   =======
Market Value at Dec. 31, 1999     $ 21,284
                                   =======

  The following table provides principal runoff estimates by year for our Dec. 31, 1999 inventory of interest-sensitive debt obligations and related weighted average interest rates by stated maturity dates.



December 31, 1999                Principal         Weighted Average
(In millions)                   Cash Flows            Interest Rate
                                ----------         ----------------
Medium-Term Notes, Zero
Coupon Notes and Senior Notes

2000                                $    -                        -
2001                                   195                     8.1%
2002                                    49                     7.5%
2003                                    67                     6.5%
2004                                    55                     7.1%
Thereafter                             622                     6.3%
                                    ------
      Total                         $  988
                                    ======
Fair Value at Dec. 31, 1999         $  922
                                    ======


FOREIGN CURRENCY EXPOSURE
-------------------------
Our exposure to market risk for changes in foreign exchange rates is concentrated in our invested assets denominated in foreign currencies. Cash flows from our foreign operations are the primary source of funds for our purchase of these investments. We purchase these investments primarily to hedge insurance reserves and other liabilities denominated in the same currency, effectively reducing our foreign currency exchange rate exposure. At Dec. 31, 1999, approximately 6.5% of our invested assets were denominated in foreign currencies, with no individual currency accounting for more than 4% of that total.

OTHER MARKET RISK
-----------------
Equity Price Risk - Our portfolio of marketable equity securities, which we carry on our balance sheet at market value, has exposure to price risk. This risk is defined as the potential loss in market value resulting from an adverse change in prices. Our objective is to earn competitive relative returns by investing in a diverse portfolio of high-quality, liquid securities. Portfolio characteristics are analyzed regularly and market risk is actively managed through a variety of modeling techniques. Our holdings are diversified across industries, and concentrations in any one company or industry are limited by parameters established by senior management.

  Our portfolio of venture capital investments also has exposure to market risks, primarily relating to the viability of the various entities in which we have invested. These investments by their nature involve more risk than other investments, and we actively manage our market risk in a variety of ways. First, we allocate a comparatively small amount of funds to venture capital. At the end of 1999, the cost of these investments accounted for only 2% of total invested assets. Second, the investments are diversified to avoid concentration of risk in a particular industry. Third, we perform extensive research prior to investing in a new venture to gauge prospects for success. Fourth, we regularly monitor the operational results of the entities in which we have invested. Finally, we generally sell our holdings in these firms soon after they become publicly traded, thereby reducing exposure to further market risk.

  At Dec. 31, 1999, our marketable equity securities and venture capital investments were recorded at their fair value of $2.48 billion. A hypothetical 10% decline in each stock's price would have resulted in a $248 million impact on fair value.

Equity-Indexed Annuity Products - Our Life operation's equity-indexed annuity products are tied to the performance of a leading market index. Interest is credited to the equity portion of these annuities annually based on an average change in the index during the policy period (one or two years). We hedge our exposure by purchasing options with similar terms as the index component to provide us with the same return as we guarantee to the annuity contract holder, subject to minimums guaranteed in the annuity contract. At Dec. 31, 1999, we held options with a notional amount of $906 million, with a market value of $44 million. The weighted average strike price on these options at Dec. 31, 1999 was 1,361.50.

The St. Paul Companies
YEAR 2000 READINESS DISCLOSURE
------------------------------

The "Year 2000" issue refers to computer programming limitations that may have caused many information technology systems throughout the world to recognize the two-digit year code of "00" as the year 1900, instead of 2000, at the turn of the century.

STATUS OF OPERATIONS
--------------------
For many years, beginning in the late 1980s, we evaluated our computer systems to determine the potential impact of the Year 2000 issue on our operations. We established a Review Board in the third quarter of 1997 to review the remediation and testing methodology applied to the hundreds of internally developed and externally sourced systems used in our corporate headquarters in Saint Paul, MN. The Year 2000 program developed by USF&G's Y2K Action Committee was integrated into our overall Year 2000 efforts subsequent to USF&G's merger with The St. Paul in April 1998.

  In 1998, we created the Year 2000 Project Office, which is responsible for the oversight, coordination and monitoring of all Year 2000 efforts including, among other things, monitoring the compliance status of information systems in all operating units and subsidiaries, both foreign and domestic, throughout the Year 2000 transition period. The Year 2000 Project Office's definition of our transition period encompassed the period beginning Oct. 1, 1999 and ending March 31, 2000. The Year 2000 Project Office established detailed transition event plans, focusing particularly on the eight-day period from Dec. 31, 1999 through Jan. 7, 2000. To date, our transition to the Year 2000 has been notably uneventful and successful. Specific monitoring will continue through March 31, 2000, as originally planned, but we do not anticipate experiencing any Year 2000 disruptions.

  Through Dec. 31, 1999, the cost of our Year 2000 remediation measures incurred, including costs incurred by USF&G prior to the merger, totaled approximately $27 million. We do not expect to incur significant additional costs related to the Year 2000 issue.

INSURANCE COVERAGE
------------------
We have received some Year 2000-related claims and we face additional potential Year 2000 claims under coverages provided by insurance or reinsurance policies sold to insured parties who have incurred or may incur, or have taken or may take action claimed to prevent losses as a result of the failure of such parties, or the customers or vendors of such parties to be Year 2000 compliant. For example, like other property-liability insurers, we have received claims for reimbursement of expenses incurred by policyholders in connection with their Year 2000 compliance efforts. Because coverage determinations depend on unique factual situations, specific policy language and other variables, it is not possible to determine at this time whether and to what extent insured parties have incurred or will incur losses, the amount of the losses or whether any such losses will be covered under our insurance or reinsurance policies. With respect to Year 2000 claims in general, in some instances, coverage is not provided under the insurance or reinsurance policies, while in other instances coverage may be provided under certain circumstances.

  Our standard property and inland marine policies require, among other things, direct physical loss or damage from a covered cause of loss as a condition of coverage. In addition, it is a fundamental principle of all insurance that a loss must be fortuitous to be considered potentially covered. Given the fact that Year 2000-related losses are not unforeseen, and that we expect that such losses will not, in most if not all cases, cause direct physical loss or damage, we have concluded that our property and inland marine policies do not generally provide coverage for losses relating to Year 2000 issues. To reinforce our view on coverage afforded by such policies, we have developed and continue to implement a specific Year 2000 exclusion endorsement. We may also face claims from the beneficiaries of our surety bonds resulting from Year 2000-related performance failures by the purchasers of the bonds. As with insurance policies in general, because surety claims depend on particular factual situations, specific bond language and other variables, it is not possible to determine at this time whether and to what extent Year 2000-related claims have arisen or will arise under surety bonds we issued, the amount of any such claims or whether any such claims will be payable under surety bonds we issued.

  We have taken and continue to take a number of actions to address our exposure to insurance claims arising from our liability coverages, including the use of exclusions in certain types of policies. We do not believe that Year 2000-related insurance or reinsurance coverage claims will have a material adverse effect on our earnings, cash flows or financial position. However, the uncertainties of litigation are such that unexpected policy interpretations could compel claim payments substantially beyond our coverage intentions, possibly resulting in a material adverse effect on our results of operations and/or cash flows and a material adverse effect on our consolidated financial position.

The St. Paul Companies
IMPACT OF ACCOUNTING PRONOUNCEMENTS TO BE ADOPTED IN THE FUTURE
---------------------------------------------------------------

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet, and measure those instruments at fair value. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133." SFAS No. 133 is now effective for all quarters of fiscal years beginning after June 15, 2000, and prohibits retroactive application to financial statements of prior periods. We intend to implement the provisions of SFAS No. 133 in the first quarter of the year 2001. Our property-liability operations currently have limited involvement with derivative instruments, primarily for purposes of hedging against fluctuations in interest rates. Our life insurance operation purchases options to hedge its obligation to pay credited rates on equity-indexed annuity products. We cannot at this time reasonably estimate the potential impact of this adoption on our financial position or results of operations for future periods.

  In October 1998, the AICPA issued SOP No. 98-7, "Deposit
Accounting: Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk," which provides guidance for accounting for such contracts. The SOP specifies that insurance and reinsurance contracts for which the deposit method of accounting is appropriate should be classified in one of four categories, and further specifies the accounting treatment for each of these categories. The SOP is effective for fiscal years beginning after June 15, 1999. We currently intend to implement the provisions of the SOP in the first quarter of the year 2000. We expect the impact of this adoption to be immaterial to our financial position and results of operations for future periods.

FORWARD-LOOKING STATEMENT DISCLOSURE
------------------------------------

This discussion contains certain forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Forward-looking statements are statements other than historical information or statements of current condition. Words such as expects, anticipates, intends, plans, believes, seeks or estimates, or variations of such words, and similar expressions are also intended to identify forward-looking statements. Examples of these forward-looking statements include statements concerning: market and other conditions and their effect on future premiums, revenues, earnings, cash flow and investment income; expense savings resulting from the USF&G merger and the restructuring actions announced in 1998 and 1999; expected closing dates for acquisitions and dispositions; and Year 2000 issues and our efforts to address them.

In light of the risks and uncertainties inherent in future projections, many of which are beyond our control, actual results could differ materially from those in forward-looking statements. These statements should not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved. Risks and uncertainties include, but are not limited to, the following: general economic conditions including changes in interest rates and the performance of financial markets; changes in domestic and foreign laws, regulations and taxes; changes in the demand for, pricing of, or supply of insurance or reinsurance; catastrophic events of unanticipated frequency or severity; loss of significant customers; judicial decisions and rulings; the pace and effectiveness of the transfer of the standard personal insurance business to Metropolitan; the pace and effectiveness of the transfer of the nonstandard auto operations to Prudential; the pace and effectiveness of our acquisition of MMI Companies, Inc.; and various other matters, including the effects of the merger with USF&G Corporation. Actual results and experience relating to Year 2000 issues could differ materially from anticipated results or other expectations as a result of a variety of risks and uncertainties, including unanticipated judicial interpretations of the scope of the insurance or reinsurance coverage provided by our policies. We undertake no obligation to release publicly the results of any future revisions we may make to forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Six-Year Summary of Selected Financial Data
The St. Paul Companies

(Dollars in millions,
 except per share data)     1999     1998     1997     1996     1995     1994
                           -----    -----    -----    -----    -----    -----
CONSOLIDATED
Revenues from
 continuing operations    $7,569   $7,708   $8,308   $7,893   $7,273   $6,481
Income from continuing
 operations after
 cumulative effect of
 accounting change           749      199    1,062    1,323    1,020      677

INVESTMENT ACTIVITY
Net investment income      1,557    1,571    1,573    1,509    1,471    1,419
Pretax realized
 investment gains            277      201      423      262       91       47

OTHER SELECTED FINANCIAL
 DATA (as of December 31)
Total assets              38,873   37,864   36,887   34,667   32,798   29,745
Debt                       1,466    1,260    1,304    1,171    1,304    1,244
Capital securities           425      503      503      307      207        -
Common shareholders'
 equity                    6,448    6,621    6,591    5,631    5,342    3,675
Common shares
 outstanding               224.8    233.7    233.1    230.9    235.4    227.5

PER COMMON SHARE DATA
Income from continuing
 operations after
 cumulative effect of
 accounting change          3.07     0.78     4.22     5.22     3.92     2.65
Book value                 28.68    28.32    28.27    24.39    22.69    16.15
Year-end market price      33.69    34.81    41.03    29.31    27.81    22.38
Cash dividends declared     1.04     1.00     0.94     0.88     0.80     0.75

PROPERTY-LIABILITY
 INSURANCE
Written premiums           5,112    5,276    5,682    5,683    5,561    4,812
Pretax operating earnings    697      111    1,076      995      949      861
GAAP underwriting result    (425)    (881)    (139)     (35)    (127)    (179)
Statutory combined ratio:
 Loss and loss
   expense ratio            72.9     82.2     69.8     68.9     71.5     72.6
 Underwriting
   expense ratio            35.0     35.2     33.5     31.9     30.6     35.2
                           -----    -----    -----    -----    -----    -----
 Combined ratio            107.9    117.4    103.3    100.8    102.1    107.8
                           =====    =====    =====    =====    =====    =====
LIFE INSURANCE
Product sales              1,000      501      446      427      348      286
Premium income               187      119      137      145      174      152
Net income (loss)             44       13       51       (5)      19       12

Independent Auditors' Report

The Board of Directors and Shareholders
The St. Paul Companies, Inc.:

We have audited the accompanying consolidated balance sheets of The St. Paul Companies, Inc. and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, shareholders' equity, comprehensive income and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We did not audit the consolidated financial statements of USF&G Corporation, a wholly-owned subsidiary, for the year ended December 31, 1997, which statements reflect total revenues constituting 34 percent for the year ended December 31, 1997, of the related consolidated total. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for USF&G Corporation, is based solely on the report of the other auditors.

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

  In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The St. Paul Companies, Inc. and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.
As discussed in Note 1 to the consolidated financial statements, in 1999 the Company changed its method of accounting for insurance-related assessments.

/s/ KPMG LLP
------------
    KPMG LLP


Minneapolis, Minnesota
February 16, 2000

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

Independent Auditors - Our independent auditors, KPMG LLP, have audited the consolidated financial statements. Their audit was conducted in accordance with generally accepted auditing standards, which includes the consideration of our internal controls to the extent necessary to form an independent opinion on the consolidated financial statements prepared by management.

Audit Committee - The audit committee of the board of directors, composed solely of outside directors, oversees management's discharge of its financial reporting responsibilities. The committee meets periodically with management, our internal auditors and representatives of KPMG LLP to discuss auditing, financial reporting and internal control matters. Both internal audit and KPMG LLP have access to the audit committee without management's presence.

Code of Conduct - We recognize our responsibility for maintaining a strong ethical climate. This responsibility is addressed in the company's written code of conduct.


/s/ Douglas W. Leatherdale            /s/ Paul J. Liska
--------------------------            -----------------
    Douglas W. Leatherdale                Paul J. Liska
    Chairman and                          Executive Vice President and
    Chief Executive Officer               Chief Financial Officer

Consolidated Statements of Income
The St. Paul Companies

Year ended December 31
(In millions, except per share data)               1999      1998      1997
                                                 ------    ------     -----
REVENUES
Premiums earned                                 $ 5,290   $ 5,553   $ 5,996
Net investment income                             1,557     1,571     1,573
Asset management                                    340       302       262
Realized investment gains                           277       201       423
Other                                               105        81        54
                                                 ------    ------    ------
 Total revenues                                   7,569     7,708     8,308
                                                 ------    ------    ------
EXPENSES
Insurance losses and
  loss adjustment expenses                        3,720     4,465     4,089
Life policy benefits                                367       273       277
Policy acquisition expenses                       1,325     1,487     1,487
Operating and administrative expenses             1,140     1,363     1,022
                                                 ------    ------    ------
 Total expenses                                   6,552     7,588     6,875
                                                 ------    ------    ------
  Income from continuing operations
   before income taxes                            1,017       120     1,433
Income tax expense (benefit)                        238       (79)      371
                                                 ------    ------    ------
  Income from continuing operations before
   cumulative effect of accounting change           779       199     1,062
 Cumulative effect of accounting
  change, net of taxes                              (30)        -         -
                                                 ------    ------    ------
  INCOME FROM CONTINUING OPERATIONS                 749       199     1,062
                                                 ------    ------    ------
Discontinued operations:
 Operating loss, net of taxes                        (9)     (110)      (65)
 Gain (loss) on disposal, net of taxes               94         -       (68)
                                                 ------    ------    ------
   Gain (loss) from discontinued operations          85      (110)     (133)
                                                 ------    ------    ------
  NET INCOME                                    $   834   $    89   $   929
                                                 ======    ======    ======
BASIC EARNINGS PER COMMON SHARE
Income from continuing operations
  before cumulative effect                      $  3.37   $  0.79   $  4.55
Cumulative effect of accounting
 change, net of taxes                             (0.13)        -         -
Gain (loss) from discontinued
 operations, net of taxes                          0.37     (0.46)    (0.58)
                                                 ------    ------    ------
   NET INCOME                                   $  3.61   $  0.33   $  3.97
                                                 ======    ======    ======

DILUTED EARNINGS PER COMMON SHARE
Income from continuing operations
  before cumulative effect                      $  3.19   $  0.78   $  4.22
Cumulative effect of accounting
 change, net of taxes                             (0.12)        -         -
Gain (loss) from discontinued
 operations, net of taxes                          0.34     (0.46)    (0.53)
                                                 ------    ------    ------
   NET INCOME                                   $  3.41   $  0.32   $  3.69
                                                 ======    ======    ======

See notes to consolidated financial statements.

Consolidated Balance Sheets
The St. Paul Companies

December 31
(In millions)                                            1999         1998
                                                      -------      -------
ASSETS
Investments:
 Fixed maturities                                    $ 19,329     $ 20,444
 Equities                                               1,618        1,259
 Real estate and mortgage loans                         1,504        1,507
 Venture capital                                          866          571
 Other investments                                        301          384
 Securities lending                                     1,216        1,368
 Short-term investments                                 1,373          965
                                                      -------      -------
    Total investments                                  26,207       26,498
Cash                                                      165          146
Asset management securities held for sale                  45          107
Reinsurance recoverables:
 Unpaid losses                                          4,426        3,974
 Paid losses                                              195          157
Ceded unearned premiums                                   641          288
Receivables:
 Underwriting premiums                                  2,334        2,085
 Interest and dividends                                   358          354
 Other                                                    230           52
Deferred policy acquisition costs                         959          878
Deferred income taxes                                   1,271        1,193
Office properties and equipment                           507          510
Goodwill                                                  509          592
Other assets                                            1,026        1,030
                                                      -------      -------
  TOTAL ASSETS                                       $ 38,873     $ 37,864
                                                      =======      =======
LIABILITIES
Insurance reserves:
 Losses and loss adjustment expenses                 $ 17,934     $ 18,186
 Future policy benefits                                 4,885        4,142
 Unearned premiums                                      3,118        3,092
                                                      -------      -------
   Total insurance reserves                            25,937       25,420
Debt                                                    1,466        1,260
Payables:
 Reinsurance premiums                                     654          291
 Income taxes                                             319          221
 Accrued expenses and other                             1,156        1,225
Securities lending                                      1,216        1,368
Other liabilities                                       1,228          940
                                                      -------      -------
  TOTAL LIABILITIES                                    31,976       30,725
                                                      -------      -------
Company-obligated mandatorily redeemable
 preferred securities of subsidiaries or
 trusts holding solely convertible
 subordinated debentures of the Company                   425          503

SHAREHOLDERS' EQUITY
Preferred:
 SOP convertible preferred stock                          129          134
 Guaranteed obligation - SOP                             (105)        (119)
                                                      -------      -------
  TOTAL PREFERRED SHAREHOLDERS' EQUITY                     24           15
                                                      -------      -------
Common:
 Common stock                                           2,079        2,128
 Retained earnings                                      3,827        3,480
 Accumulated other comprehensive income, net of taxes:
   Unrealized appreciation                                568        1,027
   Unrealized loss on foreign currency translation        (26)         (14)
                                                      -------      -------
  Total accumulated other comprehensive income            542        1,013
                                                      -------      -------
  TOTAL COMMON SHAREHOLDERS' EQUITY                     6,448        6,621
                                                      -------      -------
  TOTAL SHAREHOLDERS' EQUITY                            6,472        6,636
                                                      -------      -------
  TOTAL LIABILITIES, REDEEMABLE PREFERRED
   SECURITIES OF SUBSIDIARIES OR TRUSTS AND
   AND SHAREHOLDERS' EQUITY                          $ 38,873     $ 37,864
                                                      =======      =======

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity
The St. Paul Companies

Year ended December 31
(In millions)                                      1999      1998      1997
                                                 ------    ------    ------
PREFERRED SHAREHOLDERS' EQUITY
SOP convertible preferred stock:
 Beginning of year                               $  134    $  138    $  142
 Redemptions during the year                         (5)       (4)       (4)
                                                 ------    ------    ------
   End of year                                      129       134       138
                                                 ------    ------    ------
Guaranteed obligation - SOP:
 Beginning of year                                 (119)     (121)     (126)
 Principal payments                                  14         2         5
                                                 ------    ------    ------
   End of year                                     (105)     (119)     (121)
                                                 ------    ------    ------
Convertible preferred stock:
 Beginning of year                                    -         -       200
 Redemptions during the year                          -         -      (200)
                                                 ------    ------    ------
   End of year                                        -         -         -
                                                 ------    ------    ------
   TOTAL PREFERRED SHAREHOLDERS' EQUITY              24        15        17
                                                 ------    ------    ------
COMMON SHAREHOLDERS' EQUITY
Common stock:
 Beginning of year                                2,128     2,057     1,896
 Stock issued under stock incentive plans            37        70        32
 Stock issued for preferred shares redeemed           9         8         9
 Stock issued for acquisitions                        -         -       113
 Reacquired common shares                          (102)      (35)      (14)
 Other                                                7        28        21
                                                 ------    ------    ------
   End of year                                    2,079     2,128     2,057
                                                 ------    ------    ------
Retained earnings:
 Beginning of year                                3,480     3,720     3,097
 Net income                                         834        89       929
 Dividends declared on common stock                (235)     (223)     (186)
 Dividends declared on
   preferred stock, net of taxes                     (8)       (9)      (10)
 Reacquired common shares                          (254)     (100)     (114)
 Tax benefit on employee stock
   options, and other changes                        14         6         8
 Premium on preferred shares
   converted or redeemed                             (4)       (3)       (4)
                                                 ------    ------    ------
    End of year                                   3,827     3,480     3,720
                                                 ------    ------    ------
Guaranteed obligation - SOP:
 Beginning of year                                    -        (8)      (20)
 Principal payments                                   -         8        12
                                                 ------    ------    ------
   End of year                                        -         -        (8)
                                                 ------    ------    ------
Unrealized appreciation, net of taxes:
 Beginning of year                                1,027       846       679
 Change for the year                               (459)      181       167
                                                 ------    ------    ------
   End of year                                      568     1,027       846
                                                 ------    ------    ------
Unrealized loss on foreign
 currency translation, net of taxes:
 Beginning of year                                  (14)      (24)      (21)
 Currency translation adjustments                   (12)       10        (3)
                                                 ------    ------    ------
   End of year                                      (26)      (14)      (24)
                                                 ------    ------    ------
   TOTAL COMMON SHAREHOLDERS' EQUITY              6,448     6,621     6,591
                                                 ------    ------    ------
   TOTAL SHAREHOLDERS' EQUITY                    $6,472    $6,636    $6,608
                                                 ======    ======    ======


Consolidated Statements of Comprehensive Income

Year ended December 31
(In millions)                                      1999      1998      1997
                                                 ------    ------    ------
Net income                                       $  834     $  89    $  929
Other comprehensive income
  (loss), net of taxes:
 Change in unrealized appreciation                 (459)      181       167
 Change in unrealized (loss)
   gain on foreign currency translation             (12)       10        (3)
                                                 ------    ------    ------
  Other comprehensive income (loss)                (471)      191       164
                                                 ------    ------    ------
  COMPREHENSIVE INCOME                           $  363    $  280    $1,093
                                                 ======    ======    ======

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows
The St. Paul Companies

Year ended December 31
(In millions)                                      1999      1998      1997
                                                 ------    ------    ------
OPERATING ACTIVITIES
Net income                                       $  834    $   89    $  929
Adjustments:
 Loss (income) from discontinued operations         (85)      110       133
 Change in property-liability
   insurance reserves                              (142)     (146)     (159)
 Change in reinsurance balances                    (536)       25        14
 Change in premiums receivable                     (286)       53        12
 Change in accounts payable and accrued expenses    153        50       (15)
 Provision for deferred tax expense (benefit)       120      (114)       39
 Change in asset management balances                 31       (32)      154
 Depreciation and amortization                      130       133       108
 Realized investment gains                         (277)     (201)     (423)
 Cumulative effect of accounting change              30         -         -
 Other                                              (13)      202        45
                                                 ------    ------    ------
   NET CASH PROVIDED (USED) BY
     CONTINUING OPERATIONS                          (41)      169       837
   NET CASH PROVIDED (USED) BY
     DISCONTINUED OPERATIONS                         (9)     (100)       10
                                                 ------    ------    ------
   NET CASH PROVIDED (USED) BY
     OPERATING ACTIVITIES                           (50)       69       847
                                                 ------    ------    ------
INVESTING ACTIVITIES
Purchases of investments                         (6,271)   (4,901)   (5,356)
Proceeds from sales and
  maturities of investments                       6,239     4,828     5,153
Purchases of short-term investments                (546)      (22)     (181)
Net proceeds from sale of
  standard personal insurance operations            251         -         -
Change in open security transactions                 23        (8)       23
Venture capital distributions                        63        50        30
Purchases of office property and equipment         (176)      (87)     (142)
Sales of office property and equipment               70         2         2
Acquisitions                                          -       (98)     (236)
Other                                                65        87       (27)
                                                 ------    ------    ------
   NET CASH USED BY CONTINUING OPERATIONS          (282)     (149)     (734)
   NET CASH PROVIDED (USED) BY
     DISCONTINUED OPERATIONS                        (10)       80       (64)
                                                 ------    ------    ------
   NET CASH USED BY INVESTING ACTIVITIES           (292)     (69)      (798)
                                                 ------    ------    ------
FINANCING ACTIVITIES
Deposits on universal life
  and investment contracts                          934       518       460
Withdrawals on universal life
  and investment contracts                         (101)     (186)     (210)
Dividends paid on common and preferred stock       (246)     (226)     (199)
Proceeds from issuance of debt                      250       239       198
Repayment of debt                                   (52)     (225)     (161)
Repurchase of common shares                        (356)     (135)     (128)
Issuance (retirement) of company-obligated
  mandatorily redeemable preferred securities
  of subsidiaries or trusts                         (79)        -       196
Redemption of preferred shares                        -         -      (199)
Stock options exercised and other                    11        25        24
                                                 ------    ------    ------
   NET CASH PROVIDED (USED) BY
    FINANCING ACTIVITIES                            361        10       (19)
                                                 ------    ------    ------
   INCREASE IN CASH                                  19        10        30
Cash at beginning of year                           146       136       106
                                                 ------    ------    ------
   CASH AT END OF YEAR                           $  165    $  146    $  136
                                                 ======    ======    ======

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

Consolidation - We combine our financial statements with those of our subsidiaries and present them on a consolidated basis. The consolidated financial statements do not include the results of material transactions between our parent company and our subsidiaries or among our subsidiaries. Our foreign underwriting operations' results are recorded on a one-month to one-quarter lag due to time constraints in obtaining and analyzing such results for inclusion in our consolidated financial statements on a current basis. In the event that significant events occur in the subsequent period, the impact is included in the current period results.

Discontinued Operations - In 1999, we sold our standard personal insurance business. In December 1999, we decided to sell our nonstandard auto business. In 1997, we sold our insurance brokerage operations, Minet. Accordingly, the results of operations for all years presented reflect standard personal insurance results, nonstandard auto results and insurance brokerage results as discontinued operations.

Reclassifications - We reclassified certain figures in our 1998 and 1997 financial statements and notes to conform with the 1999 presentation. These reclassifications had no effect on net income, or common or preferred shareholders' equity, as previously reported for those years.

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

Stock Split - In May 1998, we declared a 2-for-1 stock split. All references in these financial statements and related notes to per-share amounts and to the number of shares of common stock reflect the effect of this stock split on all periods presented unless otherwise noted.


ACCOUNTING FOR OUR PROPERTY-LIABILITY UNDERWRITING OPERATIONS

Premiums Earned - Premiums on insurance policies are our largest source of revenue. We recognize the premiums as revenues evenly over the policy terms using the daily pro rata method or, in the case of our Lloyd's business, the one-eighths method. We record the premiums that we have not yet recognized as revenues as unearned premiums on our balance sheet. Assumed reinsurance premiums are recognized as revenues proportionately over the contract period. Premiums earned are recorded in our statement of income, net of our cost to purchase reinsurance.

Insurance Losses and Loss Adjustment Expenses - Losses represent the amounts we paid or expect to pay to claimants for events that have occurred. The costs of investigating, resolving and processing these claims are known as loss adjustment expenses ("LAE"). We record these items on our statement of income net of reinsurance, meaning that we reduce our gross losses and loss adjustment expenses incurred by the amounts we have recovered or expect to recover under reinsurance contracts.

  We establish reserves for the estimated total unpaid cost of losses and LAE, which cover events that occurred in 1999 and prior years. These reserves reflect our estimates of the total cost of claims that were reported to us, but not yet paid, and the cost of claims incurred but not yet reported to us (IBNR). Our estimates consider such variables as past loss experience, current claim trends and the prevailing social, economic and legal environments. We reduce our loss reserves for estimated amounts of salvage and subrogation recoveries. Estimated amounts recoverable from reinsurers on unpaid losses and LAE are reflected as assets. We believe that the reserves we have established are adequate to cover the ultimate costs of losses and LAE. Final claim payments, however, may differ from the established reserves, particularly when these payments may not occur for several years. Any adjustments we make to reserves are reflected in the results for the year during which the adjustments are made.

  We participate in Lloyd's of London as an investor in underwriting syndicates and as the owner of a managing agency. We record our pro rata share of syndicate assets, liabilities, revenues and expenses, after making adjustments to convert Lloyd's accounting to U.S. GAAP. The most significant U.S. GAAP adjustments relate to income recognition. Lloyd's syndicates determine underwriting results by year of account at the end of three years. We record adjustments to recognize underwriting results as incurred, including the expected ultimate cost of losses incurred. These adjustments to losses are based on actuarial analysis of syndicate accounts, including forecasts of expected ultimate losses provided by the syndicates. Financial information is available on a timely basis for the syndicates controlled by the managing agency that we own, which make up the majority of the company's investment in Lloyd's syndicates. Syndicate results are recorded on a one-quarter lag due to time constraints in obtaining and analyzing such results for inclusion in our consolidated financial statements on a current basis.

  Our liabilities for unpaid losses and LAE related to tabular workers' compensation and certain assumed reinsurance coverage are discounted to the present value of estimated future payments. Prior to discounting, these liabilities totaled $820 million and $866 million at Dec. 31, 1999 and 1998, respectively. The total discounted liability reflected on our balance sheet was $608 million and $669 million at Dec. 31, 1999 and 1998, respectively. The liability for workers' compensation was discounted using rates of up to 3.5%, based on state-prescribed rates. The liability for certain assumed reinsurance coverage was discounted using rates up to 8.0%, based on our return on invested assets or, in many cases, on yields contractually guaranteed to us on funds held by the ceding company.

Policy Acquisition Expenses - The costs directly related to writing an insurance policy are referred to as policy acquisition expenses and consist of commissions, state premium taxes and other direct underwriting expenses. Although these expenses arise when we issue a policy, we defer and amortize them over the same period as the corresponding premiums are recorded as revenues.

  On a regular basis, we perform an analysis of the deferred policy acquisition costs in relation to the expected recognition of revenues, including anticipated investment income, and reflect adjustments, if any, as period costs.


ACCOUNTING CHANGE - GUARANTEE FUND AND OTHER INSURANCE-RELATED ASSESSMENTS

Effective Jan. 1, 1999, we adopted the provisions of the American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments." The SOP provides guidance for recognizing and measuring liabilities for guaranty fund and other insurance-related assessments. We recorded a pretax expense of $46 million ($30 million after-tax) in the first quarter of 1999 representing the cumulative effect of adopting the provisions of the SOP, with the majority related to our property-liability insurance business. The accrual is expected to be disbursed as assessed during a period of up to 30 years.


ACCOUNTING FOR OUR LIFE INSURANCE OPERATIONS

Premiums - Premiums on life insurance policies with fixed and guaranteed premiums and benefits, premiums on annuities with significant life contingencies and premiums on structured settlement annuities are recognized when due. Premiums received on universal life policies and investment-type annuity contracts are not recorded as revenues; instead, they are recognized as deposits on our balance sheet. Policy charges and surrender penalties are recorded as revenues.

Policy Benefits - Ordinary life insurance reserves are computed under the net level premium method, which makes no allowance for higher first-year expenses. A uniform portion of each year's premium is used for calculating the reserve. The reserves also reflect assumptions we make for future investment yields, mortality and withdrawal rates. These assumptions reflect our experience, modified to reflect anticipated trends, and provide for possible adverse deviation. Reserve interest rate assumptions are graded and range from 2.5% to 6.0%.

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

Policy Acquisition Expenses - We consider anticipated policy benefits, remaining costs of servicing the policies and anticipated investment income in determining the recoverability of deferred acquisition costs for interest-sensitive life and annuity products. Deferred policy acquisition costs (DPAC) on ordinary life business are amortized over their assumed premium paying periods based on assumptions consistent with those used for computing policy benefit reserves. Universal life and investment annuity acquisition costs are amortized in proportion to the present value of their estimated gross profits over the products' assumed durations, which we regularly evaluate and adjust as appropriate.

Equity-Indexed Annuities - Interest on our equity-indexed annuities is credited to the equity portion of these annuities annually based on an average change in a leading market index during the policy period, which is one or two years. The interest credited is subject to minimums guaranteed in the annuity contract. We hedge our exposure by purchasing one- and two-year options with similar terms as the index component to provide us with the same return as we guarantee to the annuity contract holder, subject to minimums guaranteed in the annuity contract. We carry a reserve on these annuities at an amount equal to the premium deposited, plus the change in the market value of the option purchased, subject to minimums guaranteed in the annuity contract, plus the amortization of the original purchase price of the option. The options are included in other investments at market value, with changes in unrealized gains or losses reflected in our statement of income.


ACCOUNTING FOR OUR ASSET MANAGEMENT OPERATIONS

The John Nuveen Company comprises our asset management segment. We held a 79% and 78% interest in Nuveen on Dec. 31, 1999 and 1998, respectively. Nuveen sponsors and markets open-end and closed-end (exchange-traded) managed funds, defined portfolios (unit investment trusts) and individual managed accounts. Nuveen regularly purchases and holds for resale municipal securities and defined portfolio units. The level of inventory maintained by Nuveen will fluctuate daily and is dependent upon the need to support on-going sales. These inventory securities are carried at market value. Prior to the sale of their investment banking operation in the third quarter of 1999, they also underwrote and traded municipal bonds.

  Nuveen's on-going revenues include investment advisory fees, revenues from the distribution of defined portfolios and managed fund investment products, interest income, gains and losses from the sale of inventory securities, and gains and losses from changes in the market value of investment products and securities held temporarily.

  We consolidate 100% of Nuveen's assets, liabilities, revenues and expenses, with reductions on the balance sheet and statement of income for the minority shareholders' proportionate interest in Nuveen's equity and earnings. Minority interest of $74 million and $67 million was recorded in other liabilities at the end of 1999 and 1998, respectively.

  Nuveen repurchased and retired 0.9 million and 0.7 million of its common shares in 1999 and 1998, respectively, for a total cost of $36 million in 1999 and $27 million in 1998.


ACCOUNTING FOR OUR INVESTMENTS

Fixed Maturities - Our entire fixed maturity investment portfolio is classified as available-for-sale. Accordingly, we carry that portfolio on our balance sheet at estimated fair value. Fair values are based on quoted market prices, where available, from a third-party pricing service. If quoted market prices are not available, fair values are estimated using values obtained from independent pricing services or a cash flow estimate is used.

Equities - Our equity securities are also classified as available-for-sale and carried at estimated fair value. Fair values are based on quoted market prices obtained from a third-party pricing service.

Real Estate and Mortgage Loans - Our real estate investments include apartments and office buildings and other commercial land and properties that we own directly or in which we have a partial interest through joint ventures with other investors. Our mortgage loan investments consist of fixed-rate loans collateralized by apartment, warehouse and office properties.

  For direct real estate investments, we carry land at cost and buildings at cost less accumulated depreciation and valuation adjustments. We depreciate real estate assets on a straight-line basis over 40 years. Tenant improvements are amortized over the term of the corresponding lease. The accumulated depreciation of our real estate investments was $125 million and $108 million at Dec. 31, 1999 and 1998, respectively.

  We use the equity method of accounting for our real estate joint ventures, which means we carry these investments at cost, adjusted for our share of earnings or losses, and reduced by cash distributions from the joint ventures and valuation adjustments.

  We carry our mortgage loans at the unpaid principal balances less any valuation adjustments, which approximates fair value. Valuation allowances are recognized for loans with deterioration in collateral performance that are deemed other than temporary. The estimated fair value of mortgage loans at Dec. 31, 1999 was $582 million.

Venture Capital - We invest in small- to medium-sized companies. These investments are in the form of limited partnerships or direct ownership. The limited partnerships are carried at our equity in the estimated market value of the investments held by these limited partnerships. The investments we own directly are carried at estimated fair value. Fair values are based on quoted market prices obtained from a third-party pricing service for publicly-traded stock, or an estimate of value as determined by an internal management committee for privately-held stock. Restricted publicly-traded stock may be carried at a discount of 10-35% of the quoted market prices.

Securities Lending - We participate in a securities lending program whereby certain securities from our portfolio are loaned to other institutions for short periods of time. We receive a fee from the borrower in return. Our policy is to require collateral equal to 102 percent of the fair value of the loaned securities. We maintain full ownership rights to the securities loaned. In addition, we have the ability to sell the securities while they are on loan. We have an indemnification agreement with the lending agents in the event a borrower becomes insolvent or fails to return securities.

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

Unrealized Appreciation or Depreciation - For investments we carry at estimated fair value, we record the difference between cost and fair value, net of deferred taxes, as a part of common shareholders' equity. This difference is referred to as unrealized appreciation or depreciation. In our life insurance operations, deferred policy acquisition costs and certain reserves are adjusted for the impact on estimated gross margins as if the net unrealized gains and losses on securities had actually been realized. The change in unrealized appreciation or depreciation during the year is a component of comprehensive income.


CASH RESTRICTIONS

We have entered into reinsurance contracts with third parties which restrict cash in the amount of $31 million and $29 million at Dec. 31, 1999 and 1998, respectively.


GOODWILL

Goodwill is the excess of the amount we paid to acquire a company over the fair value of its net assets, reduced by amortization and any subsequent valuation adjustments. We amortize goodwill over periods of up to 40 years. The accumulated amortization of goodwill was $180 million and $137 million at Dec. 31, 1999 and 1998, respectively.


IMPAIRMENT OF LONG-LIVED ASSETS AND INTANGIBLES

We monitor the value of our long-lived assets to be held and used for recoverability based on our estimate of the future cash flows (undiscounted and without interest charges) expected to result from the use of the asset and its eventual disposition considering any events or changes in circumstances which indicate that the carrying value of an asset may not be recoverable. We monitor the value of our goodwill based on our estimates of discounted future earnings. If either estimate is less than the carrying amount of the asset, we reduce the carrying value to fair value with a corresponding charge to expenses. We monitor the value of our longed-lived assets, and certain identifiable intangibles, to be disposed of and report them at the lower of carrying value or fair value less our estimated cost to sell.


OFFICE PROPERTIES AND EQUIPMENT

We carry office properties and equipment at depreciated cost. We depreciate these assets on a straight-line basis over the estimated useful lives of the assets. The accumulated depreciation for office properties and equipment was $443 million and $390 million at the end of 1999 and 1998, respectively.


ACCOUNTING CHANGE - INTERNALLY DEVELOPED SOFTWARE COSTS

Effective Jan. 1, 1999, we adopted SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," issued by the AICPA. This SOP provides guidance for determining when computer software developed or obtained for internal use should be capitalized. It also provides guidance on the amortization of capitalized costs and the recognition of impairment. At Dec. 31, 1999, we had $25 million in unamortized internally developed computer software costs and charged to income during 1999 $2 million of amortization expense.

FOREIGN CURRENCY TRANSLATION

We assign functional currencies to our foreign operations, which are generally the currencies of the local operating environment. Foreign currency amounts are remeasured to the functional currency, and the resulting foreign exchange gains or losses are reflected in the statement of income. Functional currency amounts are then translated into U.S. dollars. The unrealized gain or loss from this translation, net of tax, is recorded as a part of common shareholders' equity. The change in unrealized foreign currency translation gain or loss during the year, net of tax, is a component of comprehensive income. Both the remeasurement and translation are calculated using current exchange rates for the balance sheets and average exchange rates for the statements of income.


FOREIGN CURRENCY HEDGE ACCOUNTING

We may use forward contracts to hedge our exposure to net investments in our foreign operations from adverse movements in foreign currency exchange rates. The effects of movements in foreign currency exchange rates on the hedging instrument are recorded as unrealized gains or losses, net of tax, as part of common shareholders' equity. If unrealized gains or losses on the foreign currency hedge exceed the offsetting currency translation gain or loss on the investments in the foreign operations, they are included in the statements of income.


SUPPLEMENTAL CASH FLOW INFORMATION

Interest and Income Taxes Paid - We paid interest of $90 million in 1999, $71 million in 1998 and $81 million in 1997. We paid federal income taxes of $73 million in 1999, $68 million in 1998 and $99 million in 1997.

Noncash Financing Activities - The John Nuveen Company issued $45 million of preferred stock in 1997 to fund a portion of its purchase of Flagship Resources, Inc. In December 1997, we issued $112 million of common stock in consideration for our acquisition of TITAN Holdings, Inc. Cash provided from operating activities in 1997 does not include a $104 million portion of a coinsurance contract purchased to cede certain structured settlement annuity obligations (see Note 16 "Reinsurance").

2. ACQUISITIONS

In December 1999, we announced that we had entered into a definitive agreement to acquire MMI Companies, Inc. (MMI), a Deerfield, IL-based provider of medical services-related insurance products and consulting services, in a purchase transaction. Under the terms of the merger agreement, MMI shareholders will have the right to receive $10 in cash for each common share. The total value of the transaction is expected to approximate $320 million, which includes the assumption of $120 million of MMI capital securities. The transaction is expected to close in the second quarter of 2000, subject to regulatory approvals.

  Also in December 1999, we announced that we had entered into a definitive agreement to acquire Pacific Select Insurance Holdings Inc., and its wholly-owned subsidiary Pacific Select Property Insurance Co., a Walnut Creek, CA insurer that sells earthquake coverage to California homeowners, in a purchase transaction. The purchase price is $37 million, subject to certain adjustments. The transaction is expected to close in the first quarter of 2000, subject to regulatory approvals.

  On April 24, 1998, we issued 66.5 million of its common shares in a tax-free exchange for all of the outstanding common stock of USF&G Corporation (USF&G), a holding company for property-liability and life insurance operations. This business combination was accounted for as a pooling of interests; accordingly, the consolidated financial statements for all periods prior to the combination were restated to include the accounts and results of operations of USF&G. There were no material intercompany transactions between The St. Paul and USF&G prior to the merger.

  Prior to the merger, USF&G discounted all of its workers' compensation reserves to present value, whereas The St. Paul did not discount any of its loss reserves. Subsequent to the merger, The St. Paul and USF&G on a combined basis discounted tabular workers' compensation reserves using an interest rate of up to 3.5%. An adjustment was made, which represented the net reduction in insurance losses and loss adjustment expenses, to conform the discounting policies of the two companies with regard to these reserves.

  In 1997, we acquired TITAN Holdings, Inc. (Titan), a property-liability insurance company located in San Antonio, Texas, for $259 million including assumed debt. Titan specializes in the non-standard automobile and government entities insurance markets. The transaction resulted in goodwill of approximately $151 million, which is being amortized over 40 years. The consideration paid included shares of our common stock, valued at approximately $112 million. See Note 14 for a discussion of the pending sale of this company.

  In 1997, The John Nuveen Company (Nuveen), our asset management segment, acquired Flagship Resources, Inc. (Flagship), a firm that manages the assets of both its sponsored and marketed family of mostly tax-free mutual funds and its private investment accounts, for a total cost of approximately $72 million, plus additional payments of as much as $20 million contingent upon meeting growth targets during the years 1997 through 2000. Actual contingent consideration through 1999 amounted to approximately $6 million. Nuveen also acquired Rittenhouse Financial Services, Inc. (Rittenhouse), an equity and balanced fund investment management firm, in 1997 for a total cost of approximately $147 million. The cost of these acquisitions was largely composed of goodwill of $213 million which is being amortized over 30 years.

  The Titan, Flagship and Rittenhouse acquisitions were accounted for as purchases. As a result, the acquired companies' results were included in our consolidated results from the date of purchase.

3. EARNINGS PER COMMON SHARE

Earnings per common share (EPS) amounts are calculated based on the provisions of SFAS No. 128, "Earning Per Share."

Year ended December 31
(In millions)                           1999          1998          1997
                                      ------        ------        ------
BASIC
Net income, as reported               $  834        $   89        $  929
Preferred stock dividends,
 net of taxes                             (8)           (9)          (10)
Premium on preferred shares
  redeemed                                (4)           (3)           (4)
                                      ------        ------        ------
  Net income available to
    common shareholders               $  822        $   77        $  915
                                      ======        ======        ======
DILUTED
Net income available to
 common shareholders                  $  822        $   77        $  915
Effect of dilutive securities:
 Convertible preferred stock               6             -             6
 Zero coupon convertible notes             3             -             3
 Convertible monthly income
  preferred securities                     8             -             8
                                      ------        ------        ------
  Net income available to
    common shareholders               $  839        $   77        $  932
                                      ======        ======        ======
COMMON SHARES
BASIC
Weighted average common
  shares outstanding                     228           235           230
                                      ======        ======        ======
DILUTED
Weighted average common
 shares outstanding                      228           235           230
Effects of dilutive securities:
 Stock options                             2             4             4
 Convertible preferred stock               7             -             8
 Zero coupon convertible notes             2             -             3
 Convertible monthly income
  preferred securities                     7             -             7
                                      ------        ------        ------
    Total                                246           239           252
                                      ======        ======        ======

The assumed conversion of preferred stock, zero coupon notes and monthly income preferred securities were each anti-dilutive to our net income per share for the year ended Dec. 31, 1998, and therefore not included in the EPS calculation.

4. INVESTMENTS

Valuation of Investments - The following presents the cost, gross unrealized appreciation and depreciation, and estimated fair value of our investments in fixed maturities, equities and venture capital.

                                           Gross          Gross
December 31, 1999                     Unrealized     Unrealized     Estimated
(In millions)                Cost   Appreciation   Depreciation    Fair Value
                          -------   ------------   ------------    ----------
Fixed maturities:
 U.S. government          $ 2,174        $    29        $   (16)      $ 2,187
 States and political
   subdivisions             5,336            145            (62)        5,419
 Foreign governments          912             28             (6)          934
 Corporate securities       7,999             45           (307)        7,737
 Asset-backed securities      669              2            (21)          650
 Mortgage-backed
   securities               2,452             14            (64)        2,402
                          -------        -------        -------       -------
 Total fixed maturities    19,542            263           (476)       19,329
Equities                    1,078            600            (60)        1,618
Venture capital               399            529            (62)          866
                          -------        -------        -------       -------
  Total                   $21,019        $ 1,392        $  (598)      $21,813
                          =======        =======        =======       =======

                                           Gross          Gross
December 31, 1998                     Unrealized     Unrealized     Estimated
(In millions)                Cost   Appreciation   Depreciation    Fair Value
                          -------   ------------   ------------    ----------
Fixed maturities:
 U.S. government          $ 2,440        $   188        $     -       $ 2,628
 States and political
   subdivisions             5,979            437              -         6,416
 Foreign governments          900             70             (2)          968
 Corporate securities       6,689            371            (26)        7,034
 Asset-backed securities      661             26             (3)          684
 Mortgage-backed
   securities               2,652             63             (1)        2,714
                          -------        -------        -------       -------
 Total fixed maturities    19,321          1,155            (32)       20,444
Equities                      942            361            (44)        1,259
Venture capital               389            201            (19)          571
                          -------        -------        -------       -------
 Total                    $20,652        $ 1,717        $   (95)      $22,274
                          =======        =======        =======       =======

Statutory Deposits - At Dec. 31, 1999, our property-liability and life insurance operations had investments in fixed maturities with an estimated fair value of $659 million on deposit with regulatory authorities as required by law.

Fixed Maturities by Maturity Date - The following table presents the breakdown of our fixed maturities by years to maturity. Actual maturities may differ from those stated as a result of calls and prepayments.

December 31, 1999                         Amortized          Estimated
(In millions)                                  Cost         Fair Value
                                          ---------         ----------
One year or less                            $ 1,044            $ 1,052
Over one year through five years              5,661              5,712
Over five years through 10 years              5,325              5,219
Over 10 years                                 4,391              4,294
Asset-backed securities with
 various maturities                             669                650
Mortgage-backed securities with
 various maturities                           2,452              2,402
                                          ---------           --------
 Total                                      $19,542            $19,329
                                          =========           ========

5. INVESTMENT TRANSACTIONS

Investment Activity - Following is a summary of our investment purchases, sales and maturities.

Year ended December 31
(In millions)                          1999          1998         1997
                                     ------        ------       ------
PURCHASES
Fixed maturities                    $ 4,405       $ 3,187      $ 3,345
Equities                              1,403         1,250        1,510
Real estate and mortgage loans          171           211          380
Venture capital                         218           153           97
Other investments                        74           100           24
                                     ------        ------       ------
  Total purchases                     6,271         4,901        5,356
                                     ======        ======       ======

PROCEEDS FROM SALES AND MATURITIES
Fixed maturities:
 Sales                                2,251           967        1,630
 Maturities and redemptions           2,026         2,012        1,322
Equities                              1,438         1,341        1,479
Real estate and mortgage loans          182           339          468
Venture capital                         283            64          250
Other investments                        59           105            4
                                     ------        ------       ------
  Total sales and maturities          6,239         4,828        5,153
                                     ------        ------       ------
  Net purchases                     $    32       $    73      $   203
                                     ======        ======       ======

Net Investment Income - Following is a summary of our net investment income.

Year ended December 31
(In millions)                          1999          1998         1997
                                     ------        ------       ------
Fixed maturities                    $ 1,375       $ 1,365      $ 1,400
Equities                                 17            16           17
Real estate and mortgage loans          108           121          113
Venture capital                          (1)            -            -
Securities lending                        2             1            1
Other investments                        12            20           10
Short-term investments                   71            75           58
                                     ------        ------       ------
  Total                               1,584         1,598        1,599
Investment expenses                     (27)          (27)         (26)
                                     ------        ------       ------
 Net investment income              $ 1,557       $ 1,571      $ 1,573
                                     ======        ======       ======

Realized and Unrealized Investment Gains (Losses) - The following summarizes our pretax realized investment gains and losses, and the change in unrealized appreciation of investments recorded in common shareholders' equity and in comprehensive income.

Year ended December 31
(In millions)                          1999          1998         1997
                                     ------        ------       ------
PRETAX REALIZED INVESTMENT
GAINS (LOSSES)
Fixed maturities:
 Gross realized gains                 $  13         $   9        $  36
 Gross realized losses                  (50)          (21)         (43)
                                     ------        ------       ------
  Total fixed maturities                (37)          (12)          (7)
                                     ------        ------       ------
Equities:
 Gross realized gains                   224           241          209
 Gross realized losses                  (97)          (77)         (46)
                                     ------        ------       ------
  Total equities                        127           164          163
                                     ------        ------       ------
Real estate and mortgage loans           27            14           45
Venture capital                         158            25          213
Other investments                         2            10            9
                                     ------        ------       ------
  Total pretax realized
  investment gains                    $ 277         $ 201        $ 423
                                     ======        ======       ======

CHANGE IN UNREALIZED
 APPRECIATION
Fixed maturities                    $(1,336)      $   203      $   400
Equities                                223            69           62
Venture capital net of
 minority interest                      255            45         (155)
Life deferred policy acquisition
 costs and policy benefits              122            (1)         (21)
Single premium immediate
 annuity reserves                        44           (17)         (27)
Other                                   (13)          (17)          (2)
                                     ------        ------       ------
  Total change in pretax
  unrealized appreciation              (705)          282          257
Change in deferred taxes                246          (101)         (90)
                                     ------        ------       ------
  Total change in unrealized
  appreciation, net of taxes        $  (459)      $   181      $   167
                                     ======        ======       ======


6. DEFERRED POLICY ACQUISITION COSTS

The following table presents the amortization of deferred policy acquisition costs for our property-liability operations and our life operation for each of the last three years.

Year ended December 31
(In millions)                          1999          1998         1997
                                     ------        ------       ------
Property-liability                  $ 1,321       $ 1,431      $ 1,475
Life                                      4            56           12
                                     ------        ------       ------
 Total                              $ 1,325       $ 1,487      $ 1,487
                                     ======        ======       ======

Included in the 1998 life insurance amortization is a $41 million charge to reduce the carrying value of deferred policy acquisition costs (DPAC), related to three components. First, the persistency of certain in-force business, particularly universal life and flexible premium annuities, sold through some USF&G distribution channels, had begun to deteriorate after the USF&G merger announcement. To mitigate this, management decided, in the second quarter of 1998, to increase credited rates on certain universal life business. This change lowered the estimated future profits on this business, which triggered $19 million in accelerated DPAC amortization. Second, the low interest rate environment during the first half of 1998 led to assumption changes as to the future "spread" on certain interest sensitive products, lowering gross profit expectations and triggering a $16 million DPAC charge. The remaining $6 million of the charge resulted from a change in annuitization assumptions for certain tax-sheltered annuity products.


7. DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments are defined as futures, forward, swap or option contracts and other financial instruments with similar characteristics. We have had limited involvement with these instruments for purposes of hedging against fluctuations in foreign currency exchange rates and interest rates. During 1999, we significantly increased our involvement with option contracts to hedge market indices, related to our Life operation's equity-indexed annuity product. All investments, including derivative instruments, have some degree of market and credit risk associated with them. However, the market risk on our derivatives substantially offsets the market risk associated with fluctuations in interest rates, foreign currency exchange rates and market indices. We seek to reduce our credit risk exposure by conducting derivative transactions only with reputable, investment-grade counterparties. Additionally, with respect to the options hedging our equity-indexed annuity product, we establish limits on options purchased from each counterparty.

  We enter into interest rate swap agreements for the purpose of managing the effect of interest rate fluctuations on some of our debt and investments. We purchase foreign exchange forward contracts to minimize the impact of fluctuating foreign currencies on our results of operations. Individually, and in the aggregate, the impact of these transactions on our financial position and results of operations is not material.

  We hedge our obligation to pay credited rates on equity-indexed annuity products by purchasing one- and two-year options tied to a leading market index. At Dec. 31, 1999, we held options with a notional amount of $906 million and a market value of $44 million, which had gross unrealized appreciation of $6 million and gross unrealized depreciation of $12 million.

8. RESERVES FOR LOSSES, LOSS ADJUSTMENT EXPENSES AND LIFE POLICY BENEFITS

Reconciliation of Loss Reserves - The following table represents a reconciliation of beginning and ending consolidated property-liability insurance loss and loss adjustment expense (LAE) reserves for each of the last three years.

Year ended December 31
(In millions)                            1999          1998         1997
                                       ------        ------       ------
Loss and LAE reserves at
 beginning of year, as reported      $ 18,186      $ 17,853     $ 17,582
Less reinsurance recoverables
 on unpaid losses at
 beginning of year                     (3,260)       (3,051)      (2,864)
                                       ------        ------       ------
 Net loss and LAE reserves at
  beginning of year                    14,926        14,802       14,718
Activity on reserves of
 discontinued operations:
  Losses incurred                         438           822          672
  Losses paid                            (626)         (767)        (734)
                                       ------        ------       ------
    Net activity                         (188)           55          (62)
                                       ------        ------       ------
Net reserves of
 acquired companies                         -             -          141
                                       ------        ------       ------
Provision for losses and LAE
 for claims incurred on
 continuing operations:
  Current year                          3,928         4,682        4,805
  Prior years                            (208)         (217)        (716)
                                       ------        ------       ------
    Total incurred                      3,720         4,465        4,089
                                       ------        ------       ------
Losses and LAE payments
 for claims incurred on
 continuing operations:
  Current year                           (959)       (1,136)      (1,065)
  Prior years                          (3,411)       (3,245)      (3,025)
                                       ------        ------       ------
    Total paid                         (4,370)       (4,381)      (4,090)
                                       ------        ------       ------
Unrealized foreign exchange
 loss (gain)                               73           (15)           6
                                       ------        ------       ------
 Net loss and LAE reserves at
  end of year                          14,161        14,926       14,802
Plus reinsurance recoverables
 on unpaid losses at end of year        3,773         3,260        3,051
                                       ------        ------       ------
 Loss and LAE reserves at
  end of year, as reported           $ 17,934      $ 18,186     $ 17,853
                                       ======        ======       ======

  The table above presents separately "activity on reserves of discontinued operations." These amounts represent incurred and paid losses for our nonstandard auto business, which is expected to be sold by the second quarter of 2000, and for certain activity related to the sale of our standard personal insurance business. These reserve balances are included in the above total reserves, but the related incurred losses are excluded from continuing operations in our statements of income for all periods presented.

  In 1998, we recorded pretax loss and LAE of $215 million to reflect the application of our loss reserving policies to USF&G's loss and LAE reserves subsequent to the merger. In the above table $50 million of the charge is reflected in the provision for current year losses and LAE, and the remaining $165 million is reflected in the provision for prior year losses and LAE. An additional charge of $35 million related to our standard personal insurance business is now reflected in 1998 discontinued operations.

  Prior to the merger, both companies, in accordance with generally accepted accounting principles, recorded their best estimate of reserves within a range of estimates bounded by a high point and a low point. Subsequent to the consummation of the merger in April 1998, we obtained the raw data underlying, and documentation supporting, USF&G's Dec. 31, 1997 reserve analysis. Our actuaries reviewed such information and concurred with the reasonableness of USF&G's range of estimates for their reserves. However, applying their judgment and interpretation to the range, our actuaries, who would be responsible for setting reserve amounts for the combined entity, concluded that strengthening the reserves would be appropriate, resulting in the $215 million adjustment. The adjustment was allocated to the following business segments: Commercial Lines Group ($197 million); and Specialty Commercial ($18 million).

  In 1996, we acquired Northbrook Holdings, Inc. and its three insurance subsidiaries (Northbrook) from Allstate Insurance Company. In the Northbrook purchase agreement, we agreed to pay Allstate additional consideration of up to $50 million in the event a redundancy develops on the acquired Northbrook reserves between the purchase date and July 31, 2000. Included in "Other liabilities" on our Dec. 31, 1999 balance sheet is an accrual for $50 million under this agreement.

Life Benefit Reserves - The following table shows our life insurance operation's future policy benefit reserves by type.

December 31
(In millions)                                1999         1998
                                           ------       ------
Single premium annuities:
 Deferred                                 $ 2,041      $ 1,366
 Immediate                                  1,173        1,119
Other annuities                             1,052        1,032
Universal/term/group life                     619          625
                                           ------       ------
 Gross balance                              4,885        4,142
Less reinsurance recoverables                 653          714
                                           ------       ------
 Total net reserves                       $ 4,232      $ 3,428
                                           ======       ======

Environmental and Asbestos Reserves - Our underwriting operations continue to receive claims under policies written many years ago alleging injury or damage from environmental pollution or seeking payment for the cost to clean up polluted sites. We have also received asbestos injury claims arising out of product liability coverages under general liability policies.

  The following table summarizes the environmental and asbestos reserves reflected in our consolidated balance sheet at Dec. 31, 1999 and 1998. Amounts in the "net" column are reduced by reinsurance.

December 31                          1999                       1998
(In millions)                  Gross         Net          Gross        Net
                               -----       -----          -----      -----
Environmental                 $  698      $  599         $  783     $  645
Asbestos                         398         298            402        277
                               -----       -----          -----      -----
 Total environmental
  and asbestos
  reserves                    $1,096      $  897         $1,185     $  922
                               =====       =====          =====      =====

9. INCOME TAXES

Method for Computing Income Tax Expense (Benefit) - We are required to compute our income tax expense under the liability method. This means deferred income taxes reflect what we estimate we will pay or receive in future years. A current tax liability is recognized for the estimated taxes payable for the current year.

Income Tax Expense (Benefit) - Income tax expense or benefits are recorded in various places in our financial statements. A summary of the amounts and places follows:

Year ended December 31
(In millions)                        1999          1998          1997
                                   ------        ------        ------
STATEMENTS OF INCOME
Expense (benefit) on
 continuing operations             $  238        $  (79)       $  371
Benefit on operating loss of
 discontinued operations               (4)          (57)          (32)
Expense (benefit) on gain
 or loss on disposal                   90             -           (36)
                                   ------        ------        ------
  Total income tax expense
  (benefit) included in
  statements of income                324          (136)          303
                                   ------        ------        ------
COMMON SHAREHOLDERS' EQUITY
Expense (benefit) relating to
 stock-based compensation
 and the change in unrealized
 appreciation and unrealized
 foreign exchange                    (253)           87            78
                                   ------        ------        ------
  Total income tax expense
    (benefit) included in
    financial statements           $   71        $  (49)       $  381
                                   ======        ======        ======

Components of Income Tax Expense (Benefit) - The components of income tax expense (benefit) on continuing operations are as follows:

Year ended December 31
(In millions)                        1999          1998          1997
                                   ------        ------        ------
Federal current tax expense        $  105        $   13        $  298
Federal deferred tax expense
  (benefit)                           120          (114)           39
                                   ------        ------        ------
  Total federal income tax
  expense (benefit)                   225          (101)          337
Foreign income taxes                    2            14            19
State income taxes                     11             8            15
                                   ------        ------        ------
  Total income tax expense
  (benefit) on continuing
  operations                       $  238        $ (79)        $  371
                                   ======        ======        ======

Our Tax Rate is Different from the Statutory Rate - Our total income tax expense on income from continuing operations differs from the statutory rate of 35% of income from continuing operations before income taxes as shown in the following table:

Year ended December 31
(In millions)                        1999          1998          1997
                                   ------        ------        ------
Federal income tax expense
 at statutory rate                 $  356        $   42        $  502
Increase (decrease)
 attributable to:
  Nontaxable investment income       (103)         (112)         (112)
  Valuation allowance                   2           (35)          (32)
  Nondeductible merger expense          -            31             -
  Other                               (17)           (5)           13
                                   ------        ------        ------
   Total income tax expense
   (benefit) on continuing
    operations                     $  238        $  (79)       $  371
                                   ======        ======        ======

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

December 31
(In millions)                                      1999            1998
                                                 ------          ------
DEFERRED TAX ASSETS
Loss reserves                                   $ 1,036         $ 1,048
Unearned premium reserves                           152             181
Alternative minimum tax credit carryforwards        168             117
Net operating loss carryforwards                    232             460
Deferred compensation                               115             118
Other                                               548             505
                                                 ------          ------
 Total gross deferred tax assets                  2,251           2,429
Less valuation allowance                             (8)             (6)
                                                 ------          ------
 Net deferred tax assets                          2,243           2,423
                                                 ------          ------
DEFERRED TAX LIABILITIES
Unrealized appreciation of investments              294             536
Deferred acquisition costs                          286             278
Real estate                                         135             115
Prepaid compensation                                 73              56
Other                                               184             245
                                                 ------          ------
 Total gross deferred tax liabilities               972           1,230
                                                 ------          ------
 Deferred income taxes                          $ 1,271         $ 1,193
                                                 ======          ======

If we believe that all of our deferred tax assets will not result in future tax benefits, we must establish a "valuation allowance" for the portion of these assets that we think will not be realized. The net change in the valuation allowance for deferred tax assets was an increase of $2 million in 1999, and a decrease of $35 million in 1998, relating to our foreign underwriting operations and our provision for loss on disposal of insurance brokerage operations. Based upon a review of our anticipated future earnings and all other available evidence, both positive and negative, we have concluded it is "more likely than not" that our net deferred tax assets will be realized.

Net Operating Loss (NOL) and Foreign Tax Credit (FTC) Carryforwards - For tax return purposes, as of Dec. 31, 1999, we have NOL carryforwards that expire, if unused, in 2004-2019 and FTC carryforwards that expire, if unused, in 2001-2003. The amount and timing of realizing the benefits of NOL and FTC carryforwards depends on future taxable income and limitations imposed by tax laws. The approximate amounts of those NOLs on a regular tax basis and an alternative minimum tax (AMT) basis were $662 million and $342 million, respectively. The approximate amounts of the FTCs on a regular tax basis and an AMT basis were $61 million and $54 million, respectively. The benefits of the NOL and FTC carryforwards have been recognized in our financial statements.

Undistributed Earnings of Subsidiaries - U.S. income taxes have not been provided on $58 million of our foreign operations' undistributed earnings as of Dec. 31, 1999, as such earnings are intended to be permanently reinvested in those operations. Furthermore, any taxes paid to foreign governments on these earnings may be used as credits against the U.S. tax on any dividend distributions from such earnings.

  We have not provided taxes on approximately $240 million of undistributed earnings related to our majority ownership of The John Nuveen Company as of Dec. 31, 1999, because we currently do not expect those earnings to become taxable to us.

IRS Examinations - The IRS is currently examining USF&G's pre-merger consolidated returns for the years 1992 through 1997. The IRS has examined The St. Paul's pre-merger consolidated returns through 1994 and is currently examining the years 1995 through 1997. We believe that any additional taxes assessed as a result of these examinations would not materially affect our overall financial position, results of operations or liquidity.

10. CAPITAL STRUCTURE

The following summarizes our capital structure:

December 31
(In millions)                                             1999         1998
                                                        ------       ------
Debt                                                   $ 1,466      $ 1,260
Company-obligated mandatorily redeemable
 preferred securities of subsidiaries or trusts
 holding solely convertible subordinated
 debentures of the Company                                 425          503
Preferred shareholders' equity                              24           15
Common shareholders' equity                              6,448        6,621
                                                        ------       ------
  Total capital                                        $ 8,363      $ 8,399
                                                        ======       ======
Ratio of debt to total capital                              18%          15%
                                                        ======       ======
DEBT

Debt consists of the following:

                                           1999                   1998
December 31                           Book       Fair        Book       Fair
(In millions)                        Value      Value       Value      Value
                                    ------     ------      ------     ------
Medium-term notes                  $   617    $   598     $   637    $   675
Commercial paper                       400        400         257        257
8-3/8% senior notes                    150        153         150        160
Zero coupon convertible notes           94         93         111        118
7-1/8% senior notes                     80         78          80         86
Variable rate borrowings                64         64           -          -
Floating rate notes                     46         46           -          -
Real estate mortgages                   15         15          15         16
Nuveen short-term borrowings             -          -          10         10
                                    ------     ------      ------     ------
  Total debt                       $ 1,466    $ 1,447     $ 1,260    $ 1,322
                                    ======     ======      ======     ======

Fair Value - The fair values of our commercial paper and short-term borrowings approximate their book values because of their short-term nature. The fair values of our variable rate borrowings and floating rate notes approximate their book values due to the floating interest rates of these instruments. For our other debt, which has longer terms and fixed interest rates, our fair value estimate is based on current interest rates available on debt securities in the market that have terms similar to ours.

Medium-Term Notes - The medium-term notes bear interest rates ranging from 5.9% to 8.3%, with a weighted average rate of 6.9%. Maturities range from five to 15 years after the issuance date. During 1998, we issued $150 million of medium-term notes bearing a weighted average interest rate of 6.4%.

Commercial Paper - Our commercial paper is supported by a $400 million credit agreement that expires in 2002. The credit agreement requires us to meet certain provisions. We were in compliance with all provisions of the agreement as of Dec. 31, 1999 and 1998.

  Interest rates on commercial paper issued in 1999 ranged from 4.6% to 6.6%; in 1998 the range was 4.5% to 6.3%; and in 1997 the range was 5.2% to 6.8%.

8-3/8% Senior Notes - The 8-3/8% senior notes mature in 2001.

Zero Coupon Convertible Notes - The zero coupon convertible notes are redeemable beginning in 1999 for an amount equal to the original issue price plus accreted original issue discount. In addition, on March 3, 1999 and March 3, 2004, the holders of the zero coupon convertible notes had/have the right to require us to purchase their notes for the price of $640.82 and $800.51, respectively, per $1,000 of principal amount due at maturity. In 1999, we repurchased approximately $34 million face amount of the zero coupon convertible notes, for a total cash consideration of $21 million. These notes mature in 2009.

7-1/8% Senior Notes - The 7-1/8% senior notes mature in 2005.

Variable Rate Borrowings - A number of The St. Paul's real estate entities are parties to variable rate loan agreements aggregating $64 million. The borrowings mature in the year 2030, with principal paydowns starting in the year 2006. The interest rate is set weekly by a third party, and was 5.65% at Dec. 31, 1999.

Floating Rate Notes - A special purpose offshore subsidiary of The St. Paul is a party to a reinsurance agreement under which it issued $46 million of floating rate notes and certificates due Feb. 18, 2000. The proceeds from this issuance were used to purchase investments in accordance with underlying agreements. The sale of these investments prior to Feb. 18, 2000 is restricted by the reinsurance agreement. The weighted average interest rate on the notes and certificates was 11.36% at Dec. 31, 1999.

Real Estate Mortgages - The real estate mortgages represent a portion of the purchase price of two of our investments. One $13 million mortgage bears a fixed interest rate of 6.7% and matures in November 2000. A second $2 million mortgage bears a fixed rate of 8.1% and matures in February 2002.

Nuveen Short-Term Borrowings - Short-term borrowings at the end of 1998 were obligations of our asset management segment that were collateralized by some of its inventory securities. These borrowings bore a weighted average interest rate of 6.3% at Dec. 31, 1998.

Interest Expense - Our interest expense was $96 million in 1999, $75 million in 1998 and $86 million in 1997.

Maturities - The amount of debt, other than commercial paper, that becomes due in each of the next five years is as follows: 2000, $59 million; 2001, $195 million; 2002, $51 million; 2003, $67 million; and 2004, $55 million.

COMPANY-OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF
SUBSIDIARIES OR TRUSTS HOLDING SOLELY CONVERTIBLE SUBORDINATED
DEBENTURES OF THE COMPANY

In 1995, we issued, through St. Paul Capital L.L.C. (SPCLLC), 4,140,000 company-obligated mandatorily redeemable preferred securities, generating proceeds of $207 million. These securities are also known as convertible monthly income preferred securities (MIPS). The MIPS pay a monthly dividend at an annual rate of 6% of the liquidation preference of $50 per security. We directly or indirectly own all of the common securities of SPCLLC, a special purpose limited liability company which was formed for the sole purpose of issuing the MIPS. We have effectively fully and unconditionally guaranteed SPCLLC's obligations under the MIPS. The MIPS are convertible into
1.6950 shares of our common stock (equivalent to a conversion price of $29.50 per share). The MIPS were redeemable after May 31, 1999, at the option of SPCLLC.

  In 1997 and 1996, USF&G issued three series of capital securities. After consummation of the merger with USF&G in 1998, The St. Paul assumed all obligations relating to these capital securities. These Series A, Series B and Series C Capital Securities were issued through separate wholly-owned business trusts (USF&G Capital I, USF&G Capital II and UF&G Capital III, respectively) formed for the sole purpose of issuing the securities. We have effectively fully and unconditionally guaranteed all obligations of the three business trusts.

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

  During 1999, The St. Paul repurchased and retired approximately $79 million (principal amount) of its company-obligated mandatorily redeemable preferred securities of subsidiaries in open market transactions. The amount retired included $27 million of 8.5% Series A, $22 million of 8.47% Series B, and $30 million of 8.312% Series C securities.

PREFERRED SHAREHOLDERS' EQUITY

The preferred shareholders' equity on our balance sheet represents the par value of preferred shares outstanding that we issued to our Stock Ownership Plan (SOP) Trust, less the remaining principal balance on the SOP Trust debt. The SOP Trust borrowed funds from a U.S. underwriting subsidiary to finance the purchase of the preferred shares, and we guaranteed the SOP debt.

  The SOP Trust may at any time convert any or all of the preferred shares into shares of our common stock at a rate of eight shares of common stock for each preferred share. Our board of directors has reserved a sufficient number of our authorized common shares to satisfy the conversion of all preferred shares issued to the SOP Trust and the redemption of preferred shares to meet employee distribution requirements. Upon the redemption of preferred shares, we issue shares of our common stock to the trust to fulfill the redemption obligations.

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

  Our cost for reacquired shares in 1999, 1998 and 1997 was $356 million, $135 million and $128 million, respectively. We reduced our capital stock account and retained earnings for the cost of these repurchases. In December 1997, we issued approximately 2.9 million shares of common stock valued at $112 million as partial consideration for our acquisition of Titan. Also in 1997, we issued 40,976 shares of our common stock valued at $1.7 million, as partial consideration for our acquisition of a Lloyd's of London managing agency.

  A summary of our common stock activity for the last three years is as follows:

Year ended December 31
(Shares)                                     1999          1998          1997
                                           ------        ------        ------
Outstanding at beginning of year      233,749,778   233,129,721   230,851,306
Shares issued:
 Stock incentive plans                  1,896,229     4,243,354     1,501,532
 Conversion of preferred stock            287,951       204,765     1,223,571
 Acquisition                               27,936             -     2,918,396
Reacquired shares                     (11,131,000)   (3,828,062)   (3,365,084)
                                     ------------   -----------   -----------
Outstanding at end of year            224,830,894   233,749,778   233,129,721
                                     ============   ===========   ===========

Undesignated Shares - Our articles of incorporation allow us to issue five million undesignated shares. The board of directors may designate the type of shares and set the terms thereof. The board designated 1,450,000 shares as Series B Convertible Preferred Stock in connection with the formation of our Preferred Stock Ownership Plan.

Shareholder Protection Rights Plan - Our Shareholder Protection Rights Plan, entered into on Dec. 19, 1989, was designed to protect the interests of our shareholders in the event of unsolicited and unfair or coercive attempts to acquire control of the company. Our shareholders owned one right for each common share owned, which enabled them to initiate specified actions to protect their interests. The agreement governing the Rights expired on Dec. 19, 1999.

Dividend Restrictions - We primarily depend on dividends from our subsidiaries to pay dividends to our shareholders, service our debt and pay expenses. Various state laws and regulations limit the amount of dividends we may receive from our U.S. property-liability underwriting subsidiaries and our life insurance subsidiary. In 2000, $484 million will be available for dividends free from such restrictions. During 1999, we received cash dividends of $294 million from our U.S. underwriting subsidiaries.

11. RETIREMENT PLANS

Pension Plans - We maintain funded defined benefit pension plans for most of our employees. Benefits are based on years of service and the employee's compensation while employed by the company. Pension benefits generally vest after five years of service.

  Our pension plans are noncontributory. This means that employees do not pay anything into the plans. Our funding policy is to contribute amounts sufficient to meet the minimum funding requirements of the Employee Retirement Income Security Act and any additional amounts that may be necessary. This may result in no contribution being made in a particular year.

  Plan assets are invested primarily in equities and fixed maturities, and included 804,035 shares of our common stock with a market value of $27 million and $28 million at Dec. 31, 1999 and 1998, respectively.

  We maintain non-contributory, unfunded pension plans to provide certain company employees with pension benefits in excess of limits imposed by federal tax law.

Postretirement Benefits Other Than Pension - We provide certain health care and life insurance benefits for retired employees and their eligible dependents. We currently anticipate that most of our employees will become eligible for these benefits if they retire while working for us. The cost of these benefits is shared with the retiree. The benefits are generally provided through our employee benefits trust, to which periodic contributions are made to cover benefits paid during the year. We accrue postretirement benefits expense during the period of the employee's service.

  A health care inflation rate of 6.25% was assumed to change to 5.82% in 2000, decrease annually to 5.00% in 2002 and then remain at that level. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                  1-Percentage         1-Percentage
(In millions)                   Point Increase       Point Decrease
                                --------------       --------------
Effect on total of service
  and interest cost components             $ 4                $ (3)
Effect on postretirement
  benefit obligation                        24                 (20)

  The following tables provide a reconciliation of the changes in the plans' benefit obligations and fair value of assets over the two-year period ended Dec. 31, 1999, and a statement of the funded status as of Dec. 31, of 1999 and 1998. For the year ended Dec. 31, 1999, the plans' benefit obligations include the impact of curtailment gains related to employee terminations under the third quarter 1999 cost reduction action and the sale of standard personal insurance.

                                Pension Benefits      Postretirement Benefits
(In millions)                    1999        1998         1999        1998
                               ------      ------       ------      ------
Change in benefit obligation:
Benefit obligation
 at beginning of year         $ 1,006     $   846      $   214     $   192
 Service cost                      38          31            8           6
 Interest cost                     60          58           14          13
 Plan amendment                     -           -           16           -
 Actuarial (gain) loss           (197)        113          (37)         15
 Benefits paid                   (100)        (42)          (9)        (12)
 Curtailment gain                 (30)          -          (17)          -
                               ------      ------       ------      ------
  Benefit obligation
    at end of year            $   777     $ 1,006      $   189     $   214
                               ------      ------       ------      ------
Change in plan assets:
 Fair value of plan assets
 at beginning of year         $ 1,135     $   953      $    22     $    19
 Actual return on plan assets     187         176           (2)          3
 Employer contribution              4          48            9          12
 Benefits paid                   (100)        (42)          (9)        (12)
                               ------      ------       ------      ------
  Fair value of plan
    assets at end of year     $ 1,226     $ 1,135      $    20     $    22
                               ------      ------       ------      ------

Funded status                 $   449     $   129      $  (169)    $  (192)
 Unrecognized
   transition asset                (3)         (5)           -           -
 Unrecognized
   prior service cost              (7)        (13)          10          (4)
 Unrecognized net
   actuarial (gain) loss         (208)         65          (22)         12
                               ------      ------       ------      ------
  Prepaid (accrued)
    benefit cost              $   231     $   176      $  (181)    $  (184)
                               ======      ======       ======      ======


                                Pension Benefits      Postretirement Benefits
                                 1999        1998         1999        1998
                               ------      ------       ------      ------
Weighted average assumptions
 as of December 31:
  Discount rate                  7.25%       6.25%        7.50%       6.50%
  Expectred return on
    plan assets                 10.00%      10.00%        8.00%       8.00%
  Rate of compensation
    increase                     4.00%       4.00%        4.00%       4.00%


The following table provides the components of our net periodic benefit cost for the years ended Dec. 31, 1999, 1998 and 1997:


                               Pension Benefits      Postretirement Benefits
(In millions)                 1999   1998   1997          1999   1998   1997
                             -----  -----  -----         -----  -----  -----
Components of net
 periodic benefit cost:
Service cost                 $  38  $  31  $  28          $   8  $   6  $   6
Interest cost                   60     58     57             14     13     13
Expected return
 on plan assets               (114)   (98)   (71)            (2)    (2)    (2)
Amortization of
 transition asset               (1)    (2)    (2)             -      -      -
Amortization of
 prior service cost             (4)    (4)    (4)             1      -      -
Recognized net
 actuarial loss (gain)           -      6      7              -      -      -
                             -----  -----  -----          -----  -----  -----
   Net periodic benefit
     cost (income)             (21)    (9)    15             21     17     17
Curtailment gain               (32)     -     (8)           (15)     -     (6)
                             -----  -----  -----          -----  -----  -----
   Net periodic benefit
     cost (income) after
     curtailment             $ (53) $  (9) $   7          $   6  $  17  $  11
                             =====  =====  =====          =====  =====  =====

STOCK OWNERSHIP PLAN

As of Jan. 1, 1998, the Preferred Stock Ownership Plan (PSOP) and the Employee Stock Ownership Plan (ESOP) were merged into The St. Paul Companies, Inc. Stock Ownership Plan (SOP). The plan allocates preferred shares semiannually to those employees participating in our Savings Plus Plan. Under the former PSOP, the match was 60% of employees' contributions up to a maximum of 6% of their salary. This match has been enhanced to 100% of employees' contributions up to a maximum of 4% of their salary plus shares equal to the value of dividends on previously allocated shares. Additionally, this plan now provides an annual allocation to qualified U.S. employees based on company performance.

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

  The SOP (formerly the ESOP) borrowed funds to finance the purchase of common stock for future allocation to qualified participating U.S. employees. The final principal payment on the trust's loan was made in the first quarter of 1998. As the principal of the trust loan was paid, a pro rata amount of our common stock was released for allocation to eligible participants. The final allocation was made as of Dec. 31, 1997. Common stock dividends on all shares held by the trust were used to pay this SOP obligation. In addition to dividends paid to the trust, we made additional cash contributions as necessary in order to meet the SOP's debt obligation. Starting in the second quarter of 1998 common stock dividends on shares allocated under the former ESOP are paid directly to participants.

  All common shares and the common stock equivalent of all preferred shares held by the SOP are considered outstanding for diluted EPS computations and dividends paid on all shares are charged to retained earnings. Our SOP expense was reduced by the dividends we paid to the SOP trust that were used to pay the SOP debt obligations.

  We follow the provisions of Statement of Position 76-3, "Accounting Practices for Certain Employee Stock Ownership Plans," and related interpretations in accounting for this plan. We recorded expense of $26 million, $8 million and $17 million for the years 1999, 1998 and 1997, respectively.

  The following table details the shares held in the SOP:

December 31                         1999                       1998
(Shares)                     Common     Preferred       Common     Preferred
                           --------    ----------     --------    ----------
Allocated                 6,578,570       370,122    7,250,535       324,938
Committed to be released          -       130,896            -        27,809
Unallocated                       -       393,248            -       577,132
                          ---------      --------    ---------      --------
 Total                    6,578,570       894,266    7,250,535       929,879
                          =========      ========    =========      ========

  The SOP allocated 183,884 preferred shares in 1999, 53,949 preferred shares in 1998 and 41,810 preferred shares in 1997. The remaining unallocated preferred shares at Dec. 31, 1999, will be released for allocation annually through Jan. 31, 2005. The SOP (formerly ESOP) made its final allocation in 1997 totaling 1,207,254 common shares.


12. STOCK INCENTIVE PLANS

We have made fixed stock option grants to certain U.S.-based company management and outside directors. We also have made separate fixed option grants to certain employees of our non-U.S. operations. These plans are referred to as "fixed plans" because the measurement date for determining compensation costs is fixed on the date of grant. In 1999 and 1997, we also made variable stock option grants to certain company executives. These were considered "variable" grants because the measurement date is contingent upon future increases in the market price of our common stock. At the end of 1999, approximately 3,400,000 shares remained available for grant under our stock incentive plan.

  We follow the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for our stock option plans. We also follow the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" for our option plans. SFAS No. 123 requires pro forma net income and earnings per share information, which is calculated assuming we had accounted for our stock option plans under the "fair value" method described in that Statement.

  Since the exercise price of our fixed options equals the market price of our stock on the day the options are granted there is no related compensation cost. We have recorded compensation cost associated with our variable options and restricted stock awards, and the former USF&G's Long-Term Incentive Program, of $8 million, $10 million and
$18 million in 1999, 1998 and 1997, respectively.

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

FIXED OPTION GRANTS

U.S.-Based Plans - Our fixed option grants for certain U.S.-based company management and outside directors give these individuals the right to buy our stock at the market price on the day the options were granted. Fixed stock options granted under the stock incentive plan adopted by our shareholders in May 1994 become exercisable no less than one year after the date of grant and may be exercised up to ten years after grant date. Options granted under our option plan in effect prior to May 1994 may be exercised at any time up to 10 years after the grant date.

Non-U.S. Plans - We also have separate stock option plans for certain employees of our non-U.S. operations. The options granted under these plans were priced at the market price of our common stock on the grant date. Generally, they can be exercised from three to 10 years after the grant date. Approximately 142,000 option shares remained available at Dec. 31, 1999 for future grants under our non-U.S. plans.

  The following table summarizes the activity for our fixed option plans for the last three years. All grants were made at fair value on the date of grant.
                                                       Weighted Average
                                Option Shares            Exercise Price
                               --------------          ----------------
Outstanding Jan. 1, 1997           11,880,795                   $ 22.60
Granted                             3,353,133                     34.38
Exercised                          (2,133,788)                    20.07
Canceled                             (557,329)                    31.77
                                  -----------                   -------
Outstanding Dec. 31, 1997          12,542,811                     25.76
Granted                             3,693,511                     42.65
Exercised                          (3,663,620)                    23.04
Canceled                           (1,428,810)                    37.23
                                  -----------                   -------
Outstanding Dec. 31, 1998          11,143,892                     30.78
Granted                             3,531,418                     30.16
Exercised                          (1,578,903)                    22.63
Canceled                           (1,033,435)                    39.07
                                  -----------                   -------
                                   12,062,972                   $ 30.96
                                  ===========                   =======

  The following table summarizes the options exercisable at the end of the last three years and the weighted average fair value of options granted during those years. The fair value of options is estimated on the date of grant using the Black-Scholes option-pricing model, with the following weighted-average assumptions used for grants in 1999, 1998 and 1997, respectively: dividend yield of 2.8%, 3.0% and 2.1%; expected volatility of 23.8%, 18.9% and 20.1%; risk-free interest rates of 5.3%, 5.6% and 6.5%; and an expected life of 6.5 years, 5.9 years and 5.4 years.

                                        1999         1998         1997
                                      ------       ------       ------
Options exercisable at year-end    7,940,793    8,078,734    8,174,128
Weighted average fair
value of options granted
during the year                       $ 7.59       $  8.91     $  8.88

The following tables summarize the status of fixed stock options outstanding and exercisable at Dec. 31, 1999:

                           Options Outstanding
--------------------------------------------------------------------------
                                       Weighted Average
Range of                 Number of            Remaining   Weighted Average
Exercise Prices            Options     Contractual Life     Exercise Price
---------------          ---------     ----------------   ----------------
$11.13-24.28             2,303,610            3.2 years            $ 19.73
 24.38-29.00             2,251,819            5.6 years              25.98
 29.19-30.19             3,053,116            9.2 years              29.93
 30.48-42.94             2,175,688            7.6 years              35.76
 43.13-50.76             2,278,739            8.1 years              44.02
------------            ----------           ----------           --------
$11.13-50.76            12,062,972            6.9 years            $ 30.96
============            ==========           ==========           ========


                           Options Exercisable
--------------------------------------------------------------------------

Range of                                                  Weighted Average
Exercise Prices                           Option Shares     Exercise Price
---------------                           -------------   ----------------
$11.13-24.28                                  2,303,610            $ 19.73
 24.38-29.00                                  2,251,819              25.98
 29.19-30.19                                      3,666              29.81
 30.48-42.94                                  1,631,188              35.85
 43.13-50.76                                  1,750,510              43.73
------------                                 ----------             ------
$11.13-50.76                                  7,940,793            $ 30.11
============                                 ==========             ======

VARIABLE STOCK OPTION GRANT

In 1999 and 1997, we made variable option grants of 375,000 and 316,200 shares, respectively, from our 1994 stock incentive plan to certain of our key executives. One-half of the options will vest when the market price of our stock reaches a 20-consecutive-day average of $50 per share. The remaining options will vest when our stock price reaches a 20-consecutive-day average of $55 per share. The exercise price of each option is equal to the market price of our stock on the grant date. These options may be exercised during the twelve months preceding the Dec. 1, 2001, expiration date provided the stock price targets are achieved.

  The following table summarizes the activity for our variable option grants for the last three years.

                                                          Weighted Average
                                Option Shares               Exercise Price
                               --------------             ----------------
Outstanding Jan. 1, 1997            1,650,600                     $  29.38
Granted                               316,200                        33.56
                                  -----------                      -------
Outstanding Dec. 31, 1997           1,966,800                        30.05
Canceled                             (468,600)                       29.38
                                  -----------                      -------
Outstanding Dec. 31, 1998           1,498,200                        30.26
Granted                               375,000                        29.63
Canceled                             (152,400)                       29.38
                                  -----------                      -------
Outstanding Dec. 31, 1999           1,720,800                     $  30.20
                                  ===========                      =======

  The weighted average fair value of options granted during 1999 and 1997 was $2.66 and $5.46 per option, respectively. The fair value of the variable options was estimated on the date of grant using a variable option-pricing model with the following weighted average assumptions in 1999 and 1997, respectively: dividend yield of 2.8% for both years; expected volatility of 22.9% and 20%; risk-free interest rate of 4.7% and 6.1%; and an expected life of 2.8 years and 4.6 years.

RESTRICTED STOCK AND DEFERRED STOCK AWARDS

Up to 20% of the 14.4 million shares available under our 1994 stock incentive plan may be granted as restricted stock awards. The stock is restricted because recipients receive the stock only upon completing a specified objective or period of employment, generally one to five years. The shares are considered issued when awarded, but the recipient does not own and cannot sell the shares during the restriction period. Up to 2,200,000 shares remain available for restricted stock awards at Dec. 31, 1999.

  We also have a Deferred Stock Award Plan for stock awards to non-U.S. employees. Deferred stock awards are the same as restricted stock awards, except that shares granted under the deferred plan are not issued until the vesting conditions specified in the award are fulfilled. Up to 19,000 shares remain available for deferred stock awards at Dec. 31, 1999.

PRO FORMA INFORMATION

Had we calculated compensation expense on a combined basis for our stock option grants based on the "fair value" method described in SFAS No. 123, our net income and earnings per share would have been reduced to the pro forma amounts as indicated.

Year ended December 31
(In millions, except per share data)         1999         1998         1997
                                            -----        -----        -----
NET INCOME
As reported                                 $ 834        $  89        $ 929
Pro forma                                     825           76          915

BASIC EARNINGS PER SHARE
As reported                                  3.61         0.33         3.97
Pro forma                                    3.57         0.27         3.91

DILUTED EARNINGS PER SHARE
As reported                                  3.41         0.32         3.69
Pro forma                                    3.38         0.27         3.63

13. COMMITMENTS AND CONTINGENCIES

Investment Commitments - We have long-term commitments to fund venture capital and other investments totaling $101 million as of Dec. 31, 1999. We estimate these commitments will be paid as follows: $34 million in 2000; $36 million in 2001; $23 million in 2002 and $8 million in 2003.

Financial Guarantees - We are contingently liable for financial guarantee exposures ceded through reinsurance agreements with a company in which we formerly had a minority ownership interest totaling approximately $67 million as of Dec. 31, 1999.

Lease Commitments - A portion of our business activities is carried on in rented premises. We also enter into leases for equipment, such as office machines and computers. Our total rental expense was $82 million in 1999, $88 million in 1998 and $92 million in 1997.

  Certain leases are noncancelable, and we would remain responsible for payment even if we stopped using the space or equipment. On Dec. 31, 1999, the minimum annual rents for which we would be liable under these types of leases are as follows: $108 million in 2000, $97 million in 2001, $77 million in 2002, $61 million in 2003, $52 million in 2004 and $223 million thereafter.

  We are also the lessor under various subleases on our office facilities. The minimum rentals to be received in the future under noncancelable subleases is $107 million at Dec. 31, 1999.

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

  In connection with our sale of Minet to Aon Corporation in 1997, we agreed to indemnify Aon against any future professional liability claims for events that occurred prior to the sale. Included in our 1997 provision for loss on disposal of Minet was the cost of purchasing insurance to cover a portion of our exposure to such claims (see Note 14 "Discontinued Operations").

  It is possible that the settlement of these lawsuits or payments for Minet-related liability claims may be material to our results of operations and liquidity in the period in which they occur. However, we believe the total amounts that we and our subsidiaries will ultimately have to pay in all of these matters will have no material effect on our overall financial position.

14. DISCONTINUED OPERATIONS

Standard Personal Insurance Business - In June 1999, we decided to sell our standard personal insurance business. On July 12, 1999 an agreement was reached to sell this business to Metropolitan Property and Casualty Insurance Company (Metropolitan). As a result, the standard personal insurance operations were accounted for as a discontinued operation through the first six months of 1999. Subsequent period operating results of the standard personal insurance operations were included in the gain on sale of discontinued operations. The nonstandard auto line of business, which was previously combined with standard personal insurance to form our Personal Insurance segment for reporting purposes, was not included in this sale.

  We completed our disposition of the standard personal insurance business through the stock sale of Economy Fire & Casualty
Company and its wholly-owned subsidiaries (Economy) on Sept. 30, 1999, and the sale of our rights and interests in those policies constituting the remaining portion of our standard personal insurance operations and certain related assets. This remaining portion was transferred to Metropolitan by way of a reinsurance and facility agreement effective Oct. 1, 1999, pursuant to which we transferred assets, representing the estimated unearned premium on the in force policies, of approximately $325 million to Metropolitan. During the third quarter, we received gross proceeds on the sale of $576 million, less the payment of the reinsurance premium of $325 million, for net proceeds of $251 million. Additional proceeds to be received approximate $21 million and relate to post-closing adjustments.

  As a result of the sale, approximately 1,600 standard personal insurance employees of The St. Paul effectively transferred to Metropolitan, on Oct. 1, 1999.

  We recognized a pretax gain on proceeds of $130 million, after adjusting for a $26 million pension and postretirement curtailment gain and disposition costs of $32 million. The gain on proceeds was combined with the $128 million pretax income from discontinued operations (subsequent to the decision to sell), resulting in a total pretax gain of $258 million. These discontinued operations included a $145 million reduction in loss and loss adjustment expense reserves. In the third quarter of 1999, based on favorable trends noted in the standard personal insurance reserve analysis, and considering the pending sale and its economic consequences, we concluded that this reserve reduction was appropriate. We guaranteed the adequacy of Economy's reserves, and will share in any redundancies that develop by Sept. 30, 2002. We remain liable for claims on non-Economy policies that result from losses occurring prior to closing. By agreement, Metropolitan will adjust those claims and share in redundancies that may develop.

  The $26 million pretax curtailment gain represents the impact of a reduced number of employees in the pension and post-retirement plans due to the sale of the standard personal insurance business.

  The $32 million pretax disposition costs netted against the gain represent costs directly associated with the decision to dispose of the standard personal insurance segment and include $14 million of employee-related costs, $8 million of occupancy-related costs, $7 million of transaction costs, $2 million of record separation costs and $1 million of equipment charges. The employee-related costs relate to the expected termination of 385 employees due to the sale of the standard personal insurance business.

  The consolidated statements of operations for all periods presented exclude the results of standard personal insurance operations from income from continuing operations. The consolidated Dec. 31, 1998 balance sheet has been reclassified to present the net assets of Economy in other assets.

Nonstandard Auto Business - In December 1999, we decided to sell our nonstandard auto business. On Jan. 4, 2000, we announced an agreement to sell this business to The Prudential
Insurance Company of America (Prudential) for $200 million in cash, subject to certain balance sheet adjustments at closing. As a result, the nonstandard auto business results of operations were accounted for as discontinued operations for the year ended Dec. 31, 1999. Included in "Discontinued operations - gain on disposal, net of tax" in our 1999 statement of income is an estimated loss on the sale of approximately $83 million, which includes the estimated results of operations through the disposal date. All prior period results of nonstandard auto have been reclassified to discontinued operations.

  Under the terms of the agreement, Prudential will purchase the nonstandard auto insurance business marketed under the Victoria Financial and Titan Auto brands. Their combined net book value at Dec. 31, 1999 approximated $274 million, including investments and other assets, goodwill (of approximately $111 million), loss reserves, unearned premium and other liabilities. At Dec. 31, 1999, these balance sheet amounts are included in the applicable line items of our consolidated balance sheet.

  We anticipate that this transaction will close in the second quarter of 2000, subject to regulatory approval.

Minet - In December 1996, we decided to sell our insurance brokerage, Minet, and in May 1997, we completed the sale to Aon Corporation. Proceeds from the sale of Minet to Aon were $107 million. In 1997, we recorded a pretax loss on disposal of $103 million (with a corresponding tax benefit of $35 million), which resulted primarily from our agreement to be responsible for certain severance, employee benefits, future lease commitments and other costs related to Minet.

  We agreed to indemnify Aon against any future professional liability claims for events that occurred prior to the sale. Since this indemnification relates to claims that had not yet been discovered or reported, it is not possible to estimate a range of the potential liability. The company monitors its exposure under these claims on a regular basis. We believe reserves for reported claims are adequate, but the company still does not have information on unreported claims to estimate a range of additional liability. The company purchased insurance to cover a portion of its exposure to such claims. The insurance covers claims reported three years from the date of the sale, with the option to renew the contract for an additional three years. The policy provides $125 million maximum coverage with a $25 million aggregate deductible.

  The following table summarizes our discontinued operations, including our standard personal insurance business, nonstandard auto business and Minet, for the three-year period ended Dec. 31, 1999:

Year ended December 31
(In millions)                            1999          1998         1997
                                       ------        ------       ------
Operating loss,
 before income taxes                   $  (13)       $ (167)      $  (98)
Income tax benefit                         (4)          (57)         (33)
                                       ------        ------       ------
 Operating loss, net of taxes              (9)         (110)         (65)
                                       ------        ------       ------
Gain (loss) on disposal,
 before income taxes                      184             -         (103)
Income tax expense (benefit)               90             -          (35)
                                       ------        ------       ------
 Gain (loss) on disposal
  net of taxes                             94             -          (68)
                                       ------        ------       ------
 Gain (loss) from
  discontinued operations              $   85        $ (110)      $ (133)
                                       ======        ======       ======

15. RESTRUCTURING AND OTHER CHARGES

Third Quarter 1999 Charge - In August 1999, we announced a cost reduction program designed to enhance our efficiency and effectiveness in a highly competitive environment. In the third quarter of 1999, we recorded a pretax charge of $60 million related to this program, including $25 million in employee-related charges, $33 million in occupancy-related charges and $2 million in equipment charges. The charge was included in "Operating and administrative expenses" in the 1999 statement of income and in "Property-liability insurance - Other" in the table titled "Income (Loss) from Continuing Operations Before Income Taxes and Cumulative Effect of Accounting Change" in Note 18.

  The employee-related charge represents severance and related benefits such as outplacement counseling, vacation buy-out and medical coverage to be paid to terminated employees. The charge relates to the anticipated termination of approximately 700 employees at all levels throughout the Company. As of Dec. 31, 1999, approximately 480 employees had been terminated under this action.

  The occupancy-related charge represents excess space created by the cost reduction action. The charge was calculated by determining the percentage of anticipated excess space, by location, and the current lease costs over the remaining lease period. The amounts payable under the existing leases were not discounted, and sublease income was included in the calculation only for those locations where sublease agreements were in place.

  The equipment charges represent the elimination of personal computers directly related to the number of employees being severed under this cost reduction action and the elimination of network servers and other equipment resulting from this action. The amount was calculated as the net book value of this equipment less estimated sale proceeds.

  All actions to be taken under this plan are expected to be completed in 2000.

  The following presents a rollforward of 1999 activity related to this charge:
                                     Pretax                     Reserve at
 (In millions)                       Charge     Payments      Dec. 31,1999
                                   --------    ---------     -------------
Charges to earnings:
Employee-related                    $    25      $   (11)          $    14
Occupancy-related                        33           (2)               31
Equipment charges                         2          N/A               N/A
                                     ------       ------            ------
 Total                              $    60                        $    45
                                     ======                         ======


Fourth Quarter 1998 Charge - Late in the fourth quarter of 1998, we recorded a pretax restructuring charge of $34 million. The majority of the charge, $26 million, related to the anticipated termination of approximately 520 employees in the following operations: Claims, Commercial Lines Group, Information Systems, Health Services and Professional Markets. The remaining charge of $8 million related to costs to be incurred to exit lease obligations. The charge was reflected in "Operating and administrative expenses" in the 1998 statement of income and in "Property-liability insurance - Other" in the table titled "Income (Loss) from Continuing Operations Before Income Taxes and Cumulative Effect of Accounting Change" in Note 18.

  As of Dec. 31, 1999, approximately 500 employees had been terminated under the restructuring plan. Termination actions taking place under this plan were substantially completed by the end of 1999.

  The table on the next page provides information about the components of the charge taken in the fourth quarter of 1998, the balance of accrued amounts at Dec. 31, 1999 and 1998, and payment activity during the year ended Dec. 31, 1999. The table also reflects adjustments made to the reserve during 1999. We reduced the severance reserve by $5 million due to a number of voluntary terminations, which reduced the expected severance and outplacement payments to be made. We also reduced the occupancy-related reserve by $6 million for subleases that we have since entered into on the vacated space.

                     Original      Reserve                           Reserve
                       Pretax   at Dec. 31,             Adjust-   at Dec. 31,
(In millions)          Charge         1998   Payments     ments         1999
-------------        --------   ----------   --------  --------   ----------
Charges to earnings:
Severance               $  26        $  26      $ (18)    $  (5)        $  3
Occupancy-related           8            8          -        (6)           2
                        -----        -----      -----     -----        -----
  Total                 $  34        $  34      $ (18)    $ (11)        $  5
                        =====        =====      =====     =====        =====

Second Quarter 1998 Charge - Related to our merger with USF&G (as discussed in Note 2), we recorded a pretax charge to earnings of $292 million in 1998, primarily consisting of severance and other employee-related costs, facilities exit costs, asset impairments and transaction costs. We estimated that approximately 2,000 positions would be eliminated due to the combination of the two organizations, resulting from efficiencies to be realized by the larger organization and the elimination of redundant functions. All levels of employees, from technical staff to senior management, were affected by the reductions. The original number of positions expected to be reduced by function included approximately 950 in our property-liability underwriting operation, 350 in claims and 700 in finance and other administrative positions, throughout the United States. Through Dec. 31, 1999, approximately 2,200 positions had been eliminated, and the cost of termination benefits paid was $135 million. Termination actions taking place under this plan have been completed, however payments are still being made to terminated employees.

  The following table provides information about the components of the charge taken in the second quarter of 1998, the balance of accrued amounts at Dec. 31, 1999 and 1998, and payment activity during the year ended Dec. 31, 1999. The table also reflects a $2 million adjustment to the executive severance reserve related to voluntary terminations, which reduced the expected severance and outplacement payments to be made.

                     Original
                       Pretax
(in millions)          Charge
                     --------
Charges to earnings:
USF&G Corp.
  headquarters          $  36
Long-lived assets          23
Acceleration of
  software depreciation    10
Computer leases and
  equipment                10
Other equipment and
  furniture                 8
                        -----
     Subtotal           $  87
                        -----

                     Original      Reserve                          Reserve
                       Pretax   at Dec. 31,            Adjust-   at Dec. 31,
                       Charge         1998   Payments    ments         1999
                     --------   ----------   --------  -------   ----------
Accrued charges
 subject to roll-
 forward:
Executive severance     $  89        $  37      $ (32)   $  (2)       $   3
Other severance            52           26        (25)       -            1
Branch lease exit costs    34           34        (10)       -           24
Transaction costs          30            -          -        -            -
                        -----        -----      -----    -----        -----
 Subtotal                 205           97        (67)      (2)          28
                        -----        -----      -----    -----        -----
  Total                 $ 292        $  97      $ (67)     $(2)       $  28
                        =====        =====      =====    =====        =====

  On our 1998 Statement of Income, $269 million of the charge was recorded in the "Operating and administrative" expense caption and $23 million was recorded in the "Realized investment gains" revenue caption. The charge was recorded in the following captions in the table titled "Income (Loss) from Continuing Operations Before Income Taxes and Cumulative Effect of Accounting Change" in Note 18: $143 million in Property-liability insurance - Other; $14 million in Property-liability - Realized investment gains; $9 million in Life insurance; and $126 million in Parent company, other operations and consolidating eliminations.

The following discussion provides more information regarding the rationale for, and calculation of, each component of the 1998 merger-related charge:

USF&G Corporate Headquarters - The Founders Building had been one of USF&G's headquarters buildings in Baltimore, MD. Upon consummation of the merger, it was determined that the headquarters for the combined entity would reside in St. Paul, MN, and that a significant number of personnel working in Baltimore would be terminated, thus vacating a substantial portion of the Founders Building. We developed a plan to lease that space to outside parties and thus categorized it as an "asset to be held or used" as defined in SFAS No. 121 for purposes of evaluating the potential impairment of its $64 million carrying value. That evaluation, based on the anticipated undiscounted future cash flows from potential lessees, indicated that an impairment in the carrying value had occurred, and the building was written down by $36 million to its fair value of $28 million. The writedown was reflected in our 1998 "Parent and other" segment results. We continue to depreciate this building over its estimated remaining life.

Long-Lived Assets - Upon consummation of the merger, we determined that several of USF&G's real estate investments were not consistent with our real estate investment strategy. A plan was developed to sell a number of apartment buildings and various other miscellaneous holdings, with an expected disposal date in 1999. In applying the provisions of SFAS No. 121 we determined that four of these miscellaneous investments should be written down to fair value, based on our plan to sell them. Fair value was determined based on a discounted cash flow analysis, or based on market prices for similar assets. The impairment writedown was reflected in our 1998 Statement of Income in "Realized investment gains." The investments are as follows:

Description of investment: Percentage rents retained after sale of a portfolio of stores to a third party.
Carrying amount: $22 million prior to writedown of $17 million, for current amount of $5 million, with $4 million held in our property-liability investment segment and $1 million held in our life insurance segment. We expect to dispose of this asset by the end of 2000.

Description of investment: 138-acre land parcel in New Jersey, with farm buildings being rented out.
Carrying amount: $5 million prior to writedown of $2 million; sold in 1999 with a pretax realized loss of $1 million.

Description of investment: Receivable representing cash flow guarantee payments related to real estate partnerships.
Carrying amount: $5 million prior to writedown of $2 million; sold in 1999 with no further gain or loss.

Description of investment: Limited partnership interests in three citrus groves.
Carrying amount: $5 million prior to writedown of $2 million; two of the partnership interests have been exchanged for an investment in a new partnership, with one of the original citrus grove partnership interests remaining. This partnership is carried at a current balance of less than $1 million, held in parent company and other operations.

  These investment writedowns are reflected in the following 1998 segment results in the table titled "Income (Loss) from Continuing Operations Before Income Taxes and Cumulative Effect of Accounting Change" in Note 18: $14 million in Property-liability Investment; $6 million in Parent company and other; and $3 million in Life.

Acceleration of Software Depreciation - We conducted an extensive technology study upon consummation of the merger as part of the business plan to integrate our two companies. The resulting strategy to standardize technology throughout the combined entity and maintain one data center in St. Paul, MN, resulted in the identification of duplicate software applications. As a result, the estimated useful life for that software was shortened, resulting in an additional charge to earnings.

Computer Leases and Equipment - The technology study also identified redundant computer hardware, resulting in lease buy-out transactions and disposals of computer equipment.

Other Equipment and Furniture - The decision to combine all corporate headquarters in St. Paul, MN created excess equipment and furniture in Baltimore, MD. The charge was calculated based on the book value of assets at that location.

Executive Severance - Represents the obligations The St. Paul was required to pay in accordance with the USF&G Senior Executive Severance Plan in place at the time of the merger. The plan provides for payments to participants in the event the participant is terminated without cause by the company or for good reason by the participant within two years of the effective date of a transaction covered by the plan.

Other Severance - Represents severance and related benefits such as outplacement counseling, vacation buy-out and medical coverage to be paid to terminated employees not covered under the USF&G Senior
Executive Severance Plan.

Branch Lease Exit Costs - As a result of the merger, excess space was created in several locations due to the anticipated staff reduction in the combined organization. The charge for branch lease exit costs was calculated by determining the percentage of anticipated excess space at each site and the current lease costs over the remaining lease period. In certain locations, the lease was expected to be terminated. For leases not expected to be terminated, the amount of expenses included in the charge was calculated as the percentage of excess space (20% to 100%) times the net of: remaining rental payments plus capitalized leasehold improvements less actual sub-lease income. No amounts were discounted to present value in the calculation.

Transaction Costs - This amount consists of registration fees, costs of furnishing information to stockholders, consultant fees, investment banker fees, and legal and accounting fees.

16. REINSURANCE

Our financial statements reflect the effects of assumed and ceded reinsurance transactions. Assumed reinsurance refers to our acceptance of certain insurance risks that other insurance companies have underwritten. Ceded reinsurance means other insurance companies agree to share certain risks with us. The primary purpose of our ceded reinsurance program, including the aggregate excess-of-loss coverages discussed below, is to protect us from potential losses in excess of what we are prepared to accept.

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

  The largest concentration (approximately 15%) of our total reinsurance recoverables and ceded unearned premiums at Dec. 31, 1999 was with General Reinsurance Corporation. That company is rated "A++" by A.M. Best, "Aaa" by Moody's and "AAA" by Standard & Poor's for its property-liability insurance claims-paying ability.

  During 1999, we entered into two aggregate excess-of-loss reinsurance treaties. One of these treaties is corporate- wide, with coverage triggered when our insurance losses and LAE across all lines of business reach a certain level, as prescribed by terms of the treaty (the "corporate treaty"). The impact of the corporate treaty on our 1999 results was as follows: we ceded insurance losses and LAE totaling $384 million, and ceded written and earned insurance premiums of $211 million, for a net pretax benefit of $173 million to income from continuing operations. Additionally, our Reinsurance segment benefited from cessions made under a separate treaty unrelated to the corporate treaty. Under this treaty, the Reinsurance segment ceded insurance losses and LAE totaling $150 million, and ceded written and earned insurance premiums of $62 million, for a net pretax benefit of $88 million. The impact of both of these treaties is included in the table that follows.

  In December 1997, our life insurance subsidiary entered into a coinsurance agreement with an unaffiliated life reinsurance company to cede a significant portion of a block of single premium deferred annuities. As part of the transaction, our life insurance subsidiary transferred approximately $144 million of investments and other assets to the reinsurer and recorded a reinsurance recoverable of $131 million. The difference between the assets transferred for the reinsurance contract and the amount of the reinsurance recoverable was considered part of the net cost of reinsurance, and is recognized over the remaining life of the underlying reinsured contracts. The reinsurance costs of the coinsurance transaction (net of related deferred policy acquisition cost amortization) were deferred at the inception of the contracts and are being amortized into expense over the remaining term of the underlying reinsured contracts. This transaction had no material effect on our 1997 net income.

  The effect of assumed and ceded reinsurance on premiums written, premiums earned and insurance losses, LAE and life policy benefits is as follows:

Year ended December 31
(In millions)                       1999          1998         1997
                                  ------        ------       ------
PREMIUMS WRITTEN
Direct                          $  4,622      $  4,569     $  4,972
Assumed                            1,645         1,380        1,496
Ceded                             (1,155)         (673)        (786)
                                  ------        ------       ------
  Net premiums written          $  5,112      $  5,276     $  5,682
                                  ======        ======       ======
PREMIUMS EARNED
Direct                          $  4,621      $  4,796     $  5,153
Assumed                            1,537         1,372        1,523
Ceded                             (1,055)         (734)        (817)
                                  ------        ------       ------
  Net premiums earned              5,103         5,434        5,859
Life                                 187           119          137
                                  ------        ------       ------
  Total premiums earned         $  5,290      $  5,553     $  5,996
                                  ======        ======       ======
INSURANCE LOSSES, LOSS
 ADJUSTMENT EXPENSES
 AND POLICY BENEFITS
Direct                          $  3,532      $  4,095     $  3,691
Assumed                            1,124           910        1,004
Ceded                               (936)         (540)        (606)
                                  ------        ------       ------
  Net insurance losses and
  loss adjustment expenses         3,720         4,465        4,089
Life policy benefits                 367           273          277
                                  ------        ------       ------
  Total net insurance losses,
  loss adjustment
  and policy benefits           $  4,087      $  4,738     $  4,366
                                  ======        ======       ======



17. STATUTORY ACCOUNTING PRACTICES

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

  At Dec. 31, 1999 and 1998, permitted property-liability transactions related to the disposal of certain real property acquired as security increased statutory surplus by $2 million and $12 million, respectively, over what it would have been had prescribed accounting practices been followed. At Dec. 31, 1999 and 1998, permitted property-liability transactions related to the discounting of certain assumed reinsurance contracts increased statutory surplus by $25 million and $34 million, respectively. At Dec. 31, 1999 and 1998, permitted life insurance transactions related to the release of capital gains related to a coinsurance contract, net of the related establishment of a voluntary investment reserve, increased statutory surplus by $17 million and $18 million, respectively.

  On a statutory accounting basis, our property-liability underwriting operations reported net income of $945 million in 1999, $196 million in 1998 and $1.15 billion in 1997. Our life insurance operations reported statutory net income (loss) of $(28) million, $24 million and $21 million in 1999, 1998 and 1997, respectively. Statutory surplus (shareholder's equity) of our property-liability underwriting operations was $5.5 billion and $4.7 billion as of Dec. 31, 1999 and 1998, respectively. Statutory surplus of our life insurance operation was $206 million and $201 million as of Dec. 31, 1999 and 1998, respectively.

18. SEGMENT INFORMATION

We have seven reportable segments in our insurance operations, which consist of Commercial Lines Group, Specialty Commercial, Surety, International, Reinsurance, Property-Liability Investment Operations, and Life Insurance. The insurance operations are managed separately because each targets different customers and requires different marketing strategies. We also have an Asset Management segment, consisting of our majority ownership in The John Nuveen Company.

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

Geographic Areas - The following summary presents financial data of our continuing operations based on their location.

Year ended December 31
(In millions)                     1999          1998         1997
                                ------        ------       ------
REVENUES
U.S.                           $ 6,735       $ 6,914      $ 7,505
Non-U.S.                           834           794          803
                                ------        ------       ------
 Total revenues                $ 7,569       $ 7,708      $ 8,308
                                ======        ======       ======

Segment Information - The summary on the next page presents revenues and pretax income from continuing operations for our reportable segments. In the first quarter of 1999, we revised our segment reporting structure to separately disclose our Surety underwriting operation as a business segment, which differed from its prior classification as a component of the Commercial Lines Group. This revision reflected the distinct nature of the operation, which provides surety bond coverage (primarily for construction contractors). The Surety operation is managed and evaluated separately from other components of the Commercial Lines Group. All periods presented have been revised to reflect this reclassification.

  In 1999, we announced an agreement to sell our standard personal insurance business, which was sold Sept. 30, 1999. In December 1999, we decided to sell our nonstandard auto business. For 1998, as originally reported, these two operations were combined and reported as the Personal Insurance segment. Both of these operations have been accounted for as discontinued operations for all periods presented and are not included in our segment data.

  Also in 1999, we reclassified our Global Marine business center from our International segment to our Specialty Commercial segment to reflect how that business center is now managed. Additionally, we reclassified certain pools from our International segment to our Commercial segment to reflect the change in management of those pools. Amounts for 1998 and 1997 were reclassified to be consistent with the 1999 presentation.

  The revenues of our life insurance and asset management segments include their respective investment income and realized investment gains. The table also presents identifiable assets for our property-liability underwriting operation in total, and our life insurance and asset management segments. Included in the table amounts are life insurance segment revenues of $92 million, $47 million and $65 million for the years ended Dec. 31, 1999, 1998 and 1997, respectively, related to structured settlement annuities sold primarily to our Commercial Lines Group segment.

Year ended December 31
(In millions)                         1999          1998          1997
                                    ------        ------        ------
REVENUES FROM
 CONTINUING OPERATIONS
Underwriting:
 Commercial Lines Group           $  1,944      $  2,275      $  2,616
 Specialty Commercial                1,465         1,447         1,442
 Surety                                379           340           296
                                    ------        ------        ------
  Total U. S. underwriting           3,788         4,062         4,354
 International                         396           333           278
                                    ------        ------        ------
  Total primary underwriting         4,184         4,395         4,632
 Reinsurance                           919         1,039         1,227
                                    ------        ------        ------
  Total underwriting                 5,103         5,434         5,859

Investment operations:
 Net investment income               1,256         1,293         1,319
 Realized investment gains             274           187           412
                                    ------        ------        ------
  Total investment operations        1,530         1,480         1,731
 Other                                  73            65            40
                                    ------        ------        ------
  Total property-
    liability insurance              6,706         6,979         7,630
Life insurance                         476           393           404
Asset management                       353           308           269
                                    ------        ------        ------
  Total reportable segments          7,535         7,680         8,303
Parent company, other
 operations and
 consolidating eliminations             34            28             5
                                    ------        ------        ------
  Total revenues                  $  7,569      $  7,708      $  8,308
                                    ======        ======        ======

INCOME (LOSS) FROM CONTINUING
 OPERATIONS BEFORE INCOME TAXES
 AND CUMULATIVE EFFECT OF
 ACCOUNTING CHANGE
Underwriting:
 Commercial Lines Group           $   (261)     $   (747)     $   (171)
 Specialty Commercial                 (196)         (147)           18
 Surety                                 37            73            63
                                    ------        ------        ------
  Total U. S. underwriting            (420)         (821)          (90)
 International                         (84)          (67)          (53)
                                    ------        ------        ------
  Total primary underwriting          (504)         (888)         (143)
 Reinsurance                            79             7             4
                                    ------        ------        ------
  Total GAAP underwriting result      (425)         (881)         (139)
Investment operations:
 Net investment income               1,256         1,293         1,319
 Realized investment gains             274           187           412
                                    ------        ------        ------
  Total investment operations        1,530         1,480         1,731
 Other                                (134)         (301)         (104)
                                    ------        ------        ------
  Total property-
    liability insurance                971           298         1,488
Life insurance                          66            21            78
Asset management                       123           104            93
                                    ------        ------        ------
  Total reportable segments          1,160           423         1,659
Parent company, other
 operations and
 consolidating eliminations           (143)         (303)         (226)
                                    ------        ------        ------
  Total income from continuing
   operations before income taxes
   and cumulative effect of
   accounting change              $  1,017      $    120      $  1,433
                                    ======        ======        ======

December 31
(In millions)                                       1999          1998
                                                  ------        ------
IDENTIFIABLE ASSETS
Property-liability insurance                    $ 32,140      $ 31,882
Life insurance                                     5,624         4,789
Asset management                                     591           505
                                                  ------        ------
 Total reportable segments                        38,355        37,176
Parent company, other operations,
 consolidating eliminations and
 discontinued operations                             518           688
                                                  ------        ------
  Total assets                                  $ 38,873      $ 37,864
                                                  ======        ======

  Note 15, "Restructuring and Other Charges," describes charges taken by The St. Paul during 1999 and 1998, and where they are included in the preceding tables.

  The $215 million 1998 provision to strengthen loss reserves is recorded as follows: $197 million in Commercial Lines Group and $18 million in Specialty Commercial.

  Also included in the 1998 life insurance caption is a $41 million charge to reduce the carrying value of deferred policy acquisition costs, as discussed in more detail in Note 6 "Deferred Policy
Acquisition Costs."

19. COMPREHENSIVE INCOME

Comprehensive income is defined as any change in our equity from transactions and other events originating from nonowner sources. In our case, those changes are comprised of our reported net income, changes in unrealized appreciation and changes in unrealized foreign currency translation adjustments. The following summaries present the components of our comprehensive income, other than net income, for the last three years.

Year ended December 31, 1999                   Income Tax
(In millions)                       Pretax       Effect        After-tax
                                    ------     ----------      ----------
Unrealized depreciation arising
 during period                      $ (457)        $ (159)         $ (298)
Less: reclassification adjustment
 for realized gains included
 in net income                         248             87             161
                                    ------         ------          ------
  Net change in unrealized
   appreciation                       (705)          (246)           (459)
                                    ------         ------          ------
Net change in unrealized loss
 on foreign currency translation       (10)             2             (12)
                                    ------         ------          ------
  Total other comprehensive loss    $ (715)        $ (244)         $ (471)
                                    ======         ======          ======


Year ended December 31, 1998                   Income Tax
(In millions)                       Pretax       Effect         After-tax
                                    ------    -----------       ---------
Unrealized appreciation arising
 during period                      $  459         $  163          $  296
Less: reclassification adjustment
 for realized gains included
 in net income                         177             62             115
                                    ------         ------          ------
  Net change in unrealized
   appreciation                        282            101             181
                                    ------         ------          ------
Net change in unrealized gain (loss)
 on foreign currency translation         8             (2)             10
                                    ------         ------          ------
  Total other
   comprehensive income             $  290         $   99          $  191
                                    ======         ======          ======

Year ended December 31, 1997                   Income Tax
(In millions)                       Pretax       Effect         After-tax
                                    ------     ----------       ---------
Unrealized appreciation arising
 during period                      $  626         $  219          $  407
Less: reclassification adjustment
 for realized gains included
 in net income                         369            129             240
                                    ------         ------          ------
  Net change in unrealized
  appreciation                         257             90             167
                                    ------         ------          ------
Net change in unrealized loss
 on foreign currency translation        (4)            (1)             (3)
                                    ------         ------          ------
  Total other
   comprehensive income             $  253         $   89          $  164
                                    ======         ======          ======

20. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is an unaudited summary of our quarterly results for the last two years.

1999
(In millions, except           First        Second      Third     Fourth
 per share data)              Quarter       Quarter    Quarter   Quarter
--------------------          -------       -------    -------   -------

Revenues                      $ 1,909       $ 1,933    $ 1,785   $ 1,942
Income from continuing
 operations after effect
 of accounting change             167           219        137       226
Discontinued operations            (2)          (15)       190       (88)
Net income                        165           204        327       138
Earnings per common share:
 Basic:
  Income from continuing
   operations after effect
   of accounting change          0.71          0.96       0.59      0.98
  Discontinued operations       (0.01)        (0.07)      0.84     (0.38)
  Net income                     0.70          0.89       1.43      0.60
 Diluted:
  Income from continuing
   operations after effect
   of accounting change          0.68          0.90       0.56      0.93
  Discontinued operations       (0.01)        (0.06)      0.78     (0.36)
  Net income                     0.67          0.84       1.34      0.57



1998
(In millions, except           First        Second      Third     Fourth
 per share data)             Quarter        Quarter    Quarter   Quarter
--------------------         -------        -------    -------   -------

Revenues                     $ 1,980        $ 2,030    $ 1,856   $ 1,842
Income (loss) from
 continuing operations           201           (198)       100        96
Discontinued operations           (7)           (76)       (32)        5
Net income (loss)                194           (274)        68       101
Earnings per common share:
 Basic:
  Income (loss) from
   continuing operations        0.85          (0.86)      0.41      0.39
  Discontinued operations      (0.03)         (0.32)     (0.14)     0.02
  Net income (loss)             0.82          (1.18)      0.27      0.41
 Diluted:
  Income (loss) from
   continuing operations        0.78          (0.85)      0.40      0.38
  Discontinued operations      (0.02)         (0.33)     (0.13)     0.02
  Net income (loss)             0.76          (1.18)      0.27      0.40

SHAREHOLDER INFORMATION

CORPORATE PROFILE
The St. Paul is a group of companies providing commercial property-liability and life insurance and nonlife reinsurance products and services worldwide.

YOUR DIVIDENDS
A quarterly dividend of $0.27 per share was declared on Feb. 1, 2000, payable April 17, 2000, to shareholders of record as of March 31, 2000.

Dividends have been paid every year since 1872. During those 128 years of uninterrupted dividend payments, total payments have been increased in 68 years. The chart at the lower right contains dividend information for 1999 and 1998.

AUTOMATIC DIVIDEND REINVESTMENT PROGRAM
This program provides a convenient way for shareholders to increase their holding of company stock. Approximately 48 percent of shareholders of record participate.

An explanatory brochure and enrollment card may be obtained by calling our stock transfer agent-Norwest Bank Minnesota, N.A. at 888.326.5102, or contact them at the address below.

STOCK TRANSFER AGENT AND REGISTRAR
For address changes, dividend checks, direct deposits of dividends, account consolidations, registration changes, lost stock certificates, stock holdings and the Dividend Reinvestment
Program, please contact:

Norwest Bank Minnesota, N.A.
Shareowner Services Department
P.O. Box 64854
Saint Paul, MN 55164-0854
Tel: 888.326.5102
stocktransfer@norwest.com

STOCK TRADING
The company's stock is traded nationally on the New York Stock Exchange, where it is assigned the symbol SPC. The stock is also listed on the London Stock Exchange under the symbol SPA. The number of holders of record, including individual owners, of our common stock was 22,603 as of February 4, 2000.

Options on the company's stock trade on the Chicago Board Options
Exchange under the symbol SPQ.

ANNUAL SHAREHOLDERS' MEETING
The annual shareholders meeting will be at 2:00 p.m. CDT, Tuesday, May 2, 2000, at the corporate headquarters, 385 Washington Street, Saint Paul, Minn. A proxy statement will be sent around March 27 to each shareholder of record on March 13, 2000.

FORM 10-K AVAILABLE
The Form 10-K report filed with the Securities and Exchange Commission is available without charge to shareholders upon request. Write to our corporate secretary: Sandra Ulsaker Wiese, The St. Paul Companies, 385 Washington Street, Saint Paul, MN 55102.

ADDITIONAL INFORMATION
For additional investor relations information, shareholders may contact Laura Gagnon, vice president-investor relations at
651.310.7696. Or, general information about the company is available on our website (www.stpaul.com).

STOCK PRICE AND DIVIDEND RATE
The table below sets forth the amount of cash dividends declared per share and the high and low sales prices of company stock for each quarter during the past two years.

                                                        Cash
                                                    Dividend
1999                  High            Low           Declared
----                --------         ------       ----------
1st Quarter         $36 1/8          $28 1/2           $0.26
2nd Quarter          37 1/16          28 1/2            0.26
3rd Quarter          35 5/16          27                0.26
4th Quarter          36 1/4           25 3/8            0.26

Cash dividend paid in 1999 was $1.03.


                                                        Cash
                                                    Dividend
1998                  High            Low           Declared
----                --------         ------       ----------
1st Quarter         $47 3/16         $39 5/16          $0.25
2nd Quarter          45 3/8           39 15/16          0.25
3rd Quarter          43 5/8           28 1/16           0.25
4th Quarter          37 1/2           29 9/16           0.25

Cash dividend paid in 1998 was $0.985.

BOARD OF DIRECTORS*

H. Furlong Baldwin, 67
DIRECTOR SINCE 1998. Chairman and CEO of
Mercantile Bankshares Corporation, a general banking business with offices in Maryland, Delaware and Virginia, and provider of mortgage banking and trust services. Joined Mercantile-Safe Deposit & Trust Company in 1956. In 1970 was named president of Mercantile-Safe Deposit & Trust and president of Mercantile Bankshares Corporation. Was elected to present position in 1976.

Michael R. Bonsignore, 58
DIRECTOR SINCE 1991. CEO of Honeywell, Inc., a manufacturer of automation and control systems for homes, buildings, industry and aerospace. Joined Honeywell in 1969 and held marketing and operations management positions until being named chairman and CEO in 1993. Was named to current position in December 1999 following Honeywell's merger with AlliedSignal, Inc.

John H. Dasburg, 56
DIRECTOR SINCE 1994. President and CEO, Northwest Airlines, Inc., since 1990. Joined Northwest as executive vice president in 1989. Before joining the airline, employed by Marriott Corp., where posts included president of the lodging group, chief financial officer and chief real estate officer.

W. John Driscoll, 70
DIRECTOR SINCE 1970. President and CEO (retired 1994), Rock Island Company, a private investment company. Joined Rock Island in 1964 as general manager and became president and CEO in 1973.

Kenneth M. Duberstein, 55
DIRECTOR SINCE 1998. Chairman and CEO, The Duberstein Group, an independent strategic planning and consulting company. Previously served as chief of staff to President Ronald Reagan, 1988-89; also served in the White House as deputy chief of staff in 1987, and assistant and deputy assistant to the president for legislative affairs from 1981 to 1983.

Pierson M. Grieve, 72
DIRECTOR SINCE 1985. Chairman and CEO (retired 1995), Ecolab, Inc., a worldwide developer and marketer of cleaning and sanitizing products, systems and services. Joined Ecolab in 1983 as chairman and CEO. Previously served in executive management positions with several major U.S. businesses. Currently serves as a partner of Palladium Equity Partners, LLC, a New York private investment firm.

James E. Gustafson, 53
DIRECTOR SINCE January 1999. President and Chief Operating Officer, The St. Paul Companies. Previously served as president and chief operating officer of General Re Corporation, a Stamford, Conn., international reinsurance company. Joined General Re in 1969 as an underwriter. Was named executive vice president in 1991 and president and chief operating officer in 1995.

Thomas R. Hodgson, 58
DIRECTOR SINCE 1997. Served as President and Chief Operating Officer, Abbott Laboratories, a global diversified health care company devoted to the discovery, development and manufacture and marketing of pharmaceutical, diagnostics, nutritional and hospital products from 1990 through 1998. Joined Abbott in 1972 and served as president of Abbott International from 1983 to 1990. Served on Abbott board for 14 years.

David G. John, 61
DIRECTOR SINCE 1996. Chairman, The BOC Group, a U.K.-based manufacturer of industrial gases and related products, and high vacuum technology. Joined BOC as non-executive director in 1993; named chairman in 1996. Has served as non-executive chairman of Premier Oil since March 1998. Previously served 15 years in executive positions with Inchcape plc.

William H. Kling, 57
DIRECTOR SINCE 1989. President, Minnesota Public Radio and President, Minnesota Communications Group. Founded Minnesota Public Radio in 1966 and has served as president since then. Was founding president of American Public Radio (now Public Radio International) in 1983 and served as vice chairman until 1993. Has served as president of Greenspring Company, a diversified media and catalog marketing company, since 1987.

Douglas W. Leatherdale, 63
DIRECTOR SINCE 1981. Chairman and CEO, The St. Paul Companies and
Chairman, St. Paul Fire and Marine. Joined the company's investments department in 1972. Named to present position in 1990 after serving as vice president- investments, senior vice president- finance, executive vice president and chief financial officer.

Bruce K. MacLaury, 68
DIRECTOR SINCE 1987. President Emeritus (since 1995), The Brookings Institution, a Washington, D.C., public policy research and education institution. Prior to appointment as president of Brookings in 1977, served with the Federal Reserve Bank of New York and as president of the Minneapolis Federal Reserve Bank. Also served as a deputy undersecretary of the U.S. Treasury.

Glen D. Nelson, M.D., 62
DIRECTOR SINCE 1992. Vice Chairman, Medtronic, Inc., the world's leading medical technology company. Served Medtronic as an outside director from 1980, then joined the company in 1986 as executive vice president. Previously served as CEO of two health care corporations and practiced as a surgeon in a multispecialty group for 17 years. Serves as a clinical professor at the University of Minnesota.

Anita M. Pampusch, 61
DIRECTOR SINCE 1985. President, The Bush Foundation, Saint Paul, Minn., since 1997. Previously served as president, The College of St. Catherine, from 1984 to 1997. Joined the college as a philosophy instructor in 1970, became associate professor three years later and was named vice president and academic dean in 1980. Served one year as acting president of St. Catherine's before being named president.

Gordon M. Sprenger, 62
DIRECTOR SINCE 1995. President and CEO, Allina Health System, a not-for-profit integrated health care system. Assumed current position in 1993 when HealthSpan Health Systems Corporation, of which he was executive officer, merged with Medica. Previously served in executive positions with Abbott-Northwestern Hospital and as president and CEO of LifeSpan, Inc.

* As of January 1, 2000

MANAGEMENT

THE ST. PAUL COMPANIES, INC.

Douglas W. Leatherdale, 63
CHAIRMAN AND CHIEF EXECUTIVE OFFICER SINCE 1990. Joined company's investments department in 1972. Served as vice president-investments, senior vice president-finance, executive vice president and chief financial officer before being named to current position. Fifteen years investment experience, including 11 years as an officer of Great West Life Assurance Company and five years as associate executive secretary for the Lutheran Church in America's Board of Pensions, prior to joining The St. Paul. Reporting to Leatherdale are U.S. Underwriting, International Underwriting, St. Paul Re, Nuveen, Finance and Investments, Legal Services, Human Resources and Corporate Affairs.

James E. Gustafson, 53
PRESIDENT AND CHIEF OPERATING OFFICER SINCE JANUARY 1999. Board member since January 1999. Previously served as president and chief operating officer of General Re Corporation, and chairman and CEO of General Reinsurance Corporation. Joined General Re in 1969 and served in several underwriting positions before being named vice president of the treaty underwriting division in 1978. Named senior vice president and chief underwriting officer in 1982; president and chief executive officer of the General Reinsurance Services Corporation in 1987; executive vice president in 1991; and president and chief operating officer in 1995. Reporting to Gustafson are the U.S. Insurance Operations.

Paul J. Liska, 44
EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER SINCE 1997. Joined The St. Paul in 1997. Twenty-two years prior corporate executive and financial management experience with companies such as Specialty Foods Corporation and Kraft General Foods. Reporting to Liska are Financial Controls, Financial Planning and Analysis, Investments, Corporate Audit, Corporate Actuarial, Corporate Treasury, Strategic Planning and Development, Corporate Risk Management, Information Systems, Ceded Reinsurance and F&G Life.

John A. MacColl, 51
EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL SINCE MAY 1999. Joined The St. Paul in the merger with USF&G in 1998. Previously served as USF&G Corporation's executive vice president-human resources and general counsel. Before joining USF&G in 1989, was a partner with the law firm of Piper & Marbury in Baltimore and served as federal prosecutor in the U.S. Attorney's Office in Maryland.

Thomas A. Bradley, 42
SENIOR VICE PRESIDENT-FINANCE SINCE 1998. Joined The St. Paul when it merged with USF&G in 1998 as senior vice president and corporate controller. Was added the responsibility for Strategic Planning and Development in September 1999. Began career in 1980 at Ernst & Young in Baltimore. In 1984, joined Maryland Casualty Company, a subsidiary of Zurich Insurance Group, as controller and later served as vice president and chief financial officer of its Commercial Insurance Division. Joined USF&G in 1993 as vice president-property-liability finance and added the responsibility of corporate controller in 1996.

Karen L. Himle, 44
SENIOR VICE PRESIDENT-CORPORATE AFFAIRS SINCE 1997. Joined company's government affairs department in 1985. Named senior government affairs officer in 1989 and vice president-corporate communications in 1991. Six years prior government relations and legislative experience.

Wayne L. Hoeschen, 52
SENIOR VICE PRESIDENT-INFORMATION SYSTEMS SINCE 1992. Joined company's information systems department in 1972. Named vice president-information systems in 1990.

David R. Nachbar, 37
SENIOR VICE PRESIDENT-HUMAN RESOURCES SINCE 1998. Joined The St. Paul in 1998. Previously vice president-human resources and chief of staff-Asia for Citicorp. Fifteen years prior human resources experience with the American Broadcasting Companies, Time Warner, PepsiCo and Citibank.

Janet R. Nelson, 50
SPECIAL ASSISTANT TO THE PRESIDENT SINCE OCTOBER 1999. Started with the company's actuarial department in 1973 and joined specialty underwriting in 1982. Named vice president in 1982 and senior vice president in 1984. Served as president of specialty underwriting operation from 1989 to 1993, and president of Custom Markets from 1993 to 1999.

Bruce A. Backberg, 51
SENIOR VICE PRESIDENT-LEGAL SERVICES SINCE 1997. Started with company's legal services department in 1972. Named vice president in 1992 and senior vice president in 1997.

Laura C. Gagnon, 38
VICE PRESIDENT-FINANCE AND INVESTOR RELATIONS SINCE JULY 1999. Joined company's investments department in 1986 as associate investment analyst. Served as charter member of the corporate planning and development department upon its inception in 1995. Named vice president-corporate planning and development in March 1999.

Thomas E. Bergmann, 33
VICE PRESIDENT AND TREASURER SINCE FEBRUARY 1999. Joined The St.
Paul's corporate treasury department earlier in 1999. Twelve years prior experience in treasury positions with Johnson & Johnson and Honeywell, Inc.

Sandra Ulsaker Wiese, 40
ASSISTANT VICE PRESIDENT SINCE MAY 1999 AND CORPORATE SECRETARY
SINCE 1998. Joined company's legal services department in 1991 and named officer in 1995. Served as chief of staff of the U.S. Small
Business Administration in Washington, D.C.


U.S. INSURANCE OPERATIONS

Stephen W. Lilienthal, 50
EXECUTIVE VICE PRESIDENT OF ST. PAUL FIRE AND MARINE AND OF U.S. INSURANCE OPERATIONS SINCE 1998. Joined The St. Paul in the merger with USF&G in 1998. Previously served as executive vice president and chief underwriting officer, and president of USF&G Corporation's Commercial Insurance Group. Joined USF&G in 1993 as senior vice president and chief commercial lines underwriting officer. Twenty-one years prior insurance experience at Travelers Insurance.

Michael J. Conroy, 58
EXECUTIVE VICE PRESIDENT AND CHIEF ADMINISTRATIVE OFFICER SINCE 1995. Joined company in 1994 as senior vice president-claim. Twenty-five years prior insurance experience with the Chubb Corporation and five years with The Home Insurance Company as executive vice president and chief administrative officer.

James R. Lewis, 51
SENIOR VICE PRESIDENT-COMMERCIAL LINES GROUP SINCE OCTOBER 1999. Joined The St. Paul in the merger with USF&G in 1998. Previously served as senior vice president of USF&G Corporation's Personal Lines and Family and Business Insurance Group. Twenty-eight years prior insurance experience with Aetna Life and Casualty Company and CIGNA Corporation.

Kevin M. Nish, 45
SENIOR VICE PRESIDENT-CATASTROPHE RISK SINCE 1998. Joined The St. Paul in the merger with USF&G in 1998. Joined USF&G in 1993. Previously served as vice president and as chief executive officer of GeoVera Insurance. Twenty-one years prior insurance experience with Fireman's Fund Insurance Company and Kemper Insurance.

Marita Zuraitis, 39
SENIOR VICE PRESIDENT-COMMERCIAL LINES GROUP SINCE 1998. Joined The St. Paul in the merger with USF&G in 1998. Joined USF&G in 1993. Previously served as senior vice president of USF&G Corporation's commercial insurance group. Also served as vice president-ceded reinsurance, branch vice president and regional vice president. Seventeen years insurance experience.


GLOBAL SPECIALTY PRACTICES

Robert J. Lamendola, 55
PRESIDENT-SURETY SINCE 1998 AND SENIOR VICE PRESIDENT-GLOBAL SPECIALTY PRACTICES SINCE OCTOBER 1999. Joined The St. Paul in the merger with USF&G in 1998. Joined USF&G in 1992 as senior vice president-fidelity and surety. Served as president of USF&G Corporation's Surety Group. Prior to joining USF&G, served as a managing director of Marsh & McLennan, Inc. Reporting to Lamendola are Surety and Construction.

T. Michael Miller, 41
SENIOR VICE PRESIDENT-GLOBAL SPECIALTY PRACTICES SINCE OCTOBER 1999. Joined company in 1995 as vice president-professional liability. Fourteen years prior insurance experience with the Chubb Corporation, finally as senior vice president before joining company. Reporting to Miller are Financial and Professional Services, Public Sector Services and Excess and Surplus Lines.

Kent D. Urness, 51
SENIOR VICE PRESIDENT-GLOBAL SPECIALTY PRACTICES SINCE OCTOBER 1999. Joined company in 1971 and worked in various underwriting and marketing positions. Named vice president-commercial insurance in 1985 and senior vice president-agency broker services in 1991. Appointed president and chief executive officer of St. Paul International Insurance Company Ltd. in 1993. Reporting to Urness are Health Services, Technology and Global Marine.


INTERNATIONAL INSURANCE OPERATIONS
ST. PAUL INTERNATIONAL UNDERWRITING

Mark L. Pabst, 53
PRESIDENT AND CHIEF OPERATING OFFICER-ST. PAUL INTERNATIONAL UNDERWRITING SINCE 1995. Joined The St. Paul as senior vice president-human resources in 1988. Named executive vice president for Minet in 1992. Sixteen years experience in human resources in banking, and five years as naval intelligence officer.

REINSURANCE
ST. PAUL RE

James F. Duffy, 56
PRESIDENT-ST. PAUL RE SINCE 1993. Joined The St. Paul in 1980 as president of surplus lines and specialty underwriting operations. Named senior vice president in 1984 and executive vice president in 1988. Prior to joining company, 13 years insurance and reinsurance experience, including eight with First State Insurance Company and New England Reinsurance Corporation.


LIFE INSURANCE
FIDELITY AND GUARANTY LIFE

Harry N. Stout, 47
PRESIDENT-FIDELITY AND GUARANTY LIFE INSURANCE SINCE 1994. Joined The St. Paul in the merger with USF&G in 1998. Joined F&G Life in 1993 as head of product development. Previously was with Reliance Insurance Companies and served as chief marketing officer for United Pacific Life. Also served in various management roles with KPMG LLP.


ASSET MANAGEMENT
THE JOHN NUVEEN COMPANY

Timothy R. Schwertfeger, 50
CHAIRMAN AND CHIEF EXECUTIVE OFFICER-THE JOHN NUVEEN COMPANY SINCE 1996. Joined investment banking department of Nuveen in 1977. Named executive vice president and member of Nuveen's board of directors in 1989. Subsequently appointed chairman of the board of directors of the Nuveen Mutual Funds and Exchange-traded Funds.