Form 10-K/A, Exhibit 13
period 1999-12-31
ST PAUL COMPANIES INC /MN/
filed 2000-08-18
CIK 86312

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

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The St. Paul Companies, Inc. and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.

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