Form 10-K, Exhibit 13
period 2000-12-31
ST PAUL COMPANIES INC /MN/
filed 2001-03-28
CIK 86312

Six-Year Summary of Selected Financial Data
THE ST. PAUL COMPANIES

                                                       2000         1999        1998        1997        1996         1995
                                                                (In millions, except ratios and per share data)

CONSOLIDATED
Revenues from continuing operations                   $8,608    $  7,569    $  7,708    $  8,308    $  7,893    $  7,273
Income from continuing operations                      1,013         749         199       1,062       1,049         855

INVESTMENT ACTIVITY
Net investment income                                  1,616       1,557       1,571       1,573       1,509       1,471
Pretax realized investment gains                         607         277         201         423         262          91

OTHER SELECTED FINANCIAL DATA (as of December 31)
Total assets                                          41,075      38,555      37,453      36,684      34,598      32,741
Debt                                                   1,647       1,466       1,260       1,304       1,171       1,304
Capital securities                                       337         425         503         503         307         207
Common shareholders' equity                            7,178       6,448       6,621       6,591       5,631       5,342
Common shares outstanding                              218.3       224.8       233.7       233.1       230.9       235.4

PER COMMON SHARE DATA
Income from continuing operations                       4.32        3.07        0.78        4.22        4.07        3.29
Year-end book value                                    32.88       28.68       28.32       28.27       24.39       22.69
Year-end market price                                  54.31       33.69       34.81       41.03       29.31       27.81
Cash dividends declared                                 1.08        1.04        1.00        0.94        0.88        0.80

PROPERTY-LIABILITY INSURANCE
Written premiums                                       5,884       5,112       5,276       5,682       5,683       5,561
Pretax income from continuing operations               1,467         971         298       1,488       1,257       1,040
GAAP underwriting loss                                  (309)       (425)       (881)       (139)        (35)       (127)
Statutory combined ratio:
         Loss and loss expense ratio                    70.0        72.9        82.2        69.8        68.9        71.5
         Underwriting expense ratio                     34.8        35.0        35.2        33.5        31.9        30.6
                                                      ------      ------       -----       -----       -----      ------
         Combined ratio                                104.8       107.9       117.4       103.3       100.8       102.1

LIFE INSURANCE
Product sales                                          1,123       1,000         501         446         427         348
Premium income                                           306         187         119         137         145         174
Net income (loss)                                         43          44          13          51          (5)         19


Independent Auditors' Report

THE BOARD OF DIRECTORS AND SHAREHOLDERS
THE ST. PAUL COMPANIES, INC.:

We have audited the accompanying consolidated balance sheets of The St. Paul Companies, Inc. and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, shareholders' equity, comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The St. Paul Companies, Inc. and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, in 1999 the Company changed its method of accounting for insurance-related assessments.

/s/ KPMG LLP

KPMG LLP
Minneapolis, Minnesota
January 23, 2001

Management's Responsibility for Financial Statements

Scope of Responsibility - Management prepares the accompanying financial statements and related information and is responsible for their integrity and objectivity. The statements were prepared in conformity with United States generally accepted accounting principles. These financial statements include amounts that are based on management's estimates and judgments, particularly our reserves for losses and loss adjustment expenses. We believe that these statements present fairly the company's financial position and results of operations and that the other information contained in the annual report is consistent with the financial statements.

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

Independent Auditors - Our independent auditors, KPMG LLP, have audited the consolidated financial statements. Their audit was conducted in accordance with auditing standards generally accepted in the United States of America, which includes the consideration of our internal controls to the extent necessary to form an independent opinion on the consolidated financial statements prepared by management.

Audit Committee - The audit committee of the board of directors, composed solely of outside directors, assists the board of directors in overseeing management's discharge of its financial reporting responsibilities. The committee meets with management, our director of internal audit and representatives of KPMG LLP to discuss significant changes to financial reporting principles and policies and internal audit controls and procedures proposed or contemplated by management, our internal auditors or KPMG LLP. Additionally, the committee assists the board of directors in the selection, evaluation and, if applicable, replacement of our independent auditors; and in the evaluation of the independence of the independent auditors. Both internal audit and KPMG LLP have access to the audit committee without management's presence.

Code of Conduct - We recognize our responsibility for maintaining a strong ethical climate. This responsibility is addressed in the company's written code of conduct.

/s/ Douglas W. Leatherdale      /s/ Thomas A. Bradley
Douglas W. Leatherdale          Thomas A. Bradley
Chairman, President and         Chief Financial Officer
Chief Executive Officer

Consolidated Statements of Income
THE ST. PAUL COMPANIES

Year ended December 31                                                                       2000       1999    1998
                                                                                       (In millions, except per share data)
REVENUES
Premiums earned                                                                             $ 5,898    $ 5,290    $ 5,553
Net investment income                                                                         1,616      1,557      1,571
Asset management                                                                                356        340        302
Realized investment gains                                                                       607        277        201
Other                                                                                           131        105         81
                                                                                              -----      -----      -----
                  Total revenues                                                              8,608      7,569      7,708
                                                                                              -----      -----      -----
EXPENSES
Insurance losses and loss adjustment expenses                                                 3,913      3,720      4,465
Life policy benefits                                                                            494        367        273
Policy acquisition expenses                                                                   1,442      1,325      1,487
Operating and administrative expenses                                                         1,306      1,140      1,363
                                                                                              -----      -----      -----
                  Total expenses                                                              7,155      6,552      7,588
                                                                                              -----      -----      -----
                  Income from continuing operations before income taxes                       1,453      1,017        120
Income tax expense (benefit)                                                                    440        238        (79)
                                                                                              -----      -----      -----
                  Income from continuing operations before cumulative effect
                    of accounting change                                                      1,013        779        199
Cumulative effect of accounting change, net of taxes                                             --        (30)        --
                                                                                              -----      -----      -----
                  Income from continuing operations                                           1,013        749        199
                                                                                              -----      -----      -----
Discontinued operations:
         Operating loss, net of taxes                                                            --         (9)      (110)
         Gain (loss) on disposal, net of taxes                                                  (20)        94         --
                                                                                              -----      -----      -----
                  Gain (loss) from discontinued operations                                      (20)        85       (110)
                                                                                              -----      -----      -----
                  Net Income                                                                $   993    $   834    $    89
                                                                                              -----      -----      -----
                                                                                              -----      -----      -----
BASIC EARNINGS PER COMMON SHARE
Income from continuing operations before cumulative effect                                  $  4.59    $  3.37    $  0.79
Cumulative effect of accounting change, net of taxes                                             --      (0.13)        --
Gain (loss) from discontinued operations, net of taxes                                        (0.09)      0.37      (0.46)
                                                                                              -----      -----      -----
                  Net Income                                                                $  4.50    $  3.61    $  0.33
                                                                                              -----      -----      -----
                                                                                              -----      -----      -----
DILUTED EARNINGS PER COMMON SHARE
Income from continuing operations before cumulative effect                                  $  4.32    $  3.19    $  0.78
Cumulative effect of accounting change, net of taxes                                             --      (0.12)        --
Gain (loss) from discontinued operations, net of taxes                                        (0.08)      0.34      (0.46)
                                                                                              -----      -----      -----
                  Net Income                                                                $  4.24    $  3.41    $  0.32
                                                                                              -----      -----      -----
                                                                                              -----      -----      -----

See notes to consolidated financial statements.

Consolidated Balance Sheets
THE ST. PAUL COMPANIES

December 31                                                                                       2000        1999
                                                                                                   (In millions)

ASSETS
Investments:
         Fixed maturities                                                                      $ 20,470    $ 19,080
         Equities                                                                                 1,466       1,617
         Real estate and mortgage loans                                                           1,249       1,504
         Venture capital                                                                          1,064         866
         Securities lending                                                                       1,233       1,216
         Short-term investments                                                                   1,264       1,347
         Other investments                                                                          353         299
                                                                                              ---------    --------
                           Total investments                                                     27,099      25,929
Cash                                                                                                 83         158
Reinsurance recoverables:
         Unpaid losses                                                                            5,197       4,331
         Paid losses                                                                                327         190
Ceded unearned premiums                                                                             814         639
Receivables:
         Underwriting premiums                                                                    2,956       2,292
         Interest and dividends                                                                     356         356
         Other                                                                                      181         223
Deferred policy acquisition costs                                                                 1,088         942
Deferred income taxes                                                                               898       1,262
Office properties and equipment                                                                     520         499
Goodwill                                                                                            510         399
Asset management securities held for sale                                                            29          45
Other assets                                                                                      1,017       1,290
                                                                                              ---------    --------
                           Total Assets                                                        $ 41,075    $ 38,555
                                                                                              ---------    --------
                                                                                              ---------    --------
LIABILITIES
Insurance reserves:
         Losses and loss adjustment expenses                                                    $18,196    $ 17,720
         Future policy benefits                                                                   5,460       4,885
         Unearned premiums                                                                        3,647       3,048
                                                                                              ---------    --------
                           Total insurance reserves                                              27,303      25,653
Debt                                                                                              1,647       1,466
Payables:
         Reinsurance premiums                                                                     1,060         654
         Income taxes                                                                               172         311
         Accrued expenses and other                                                               1,185       1,138
Securities lending                                                                                1,233       1,216
Other liabilities                                                                                   911       1,220
                                                                                              ---------    --------
                           Total Liabilities                                                     33,511      31,658
                                                                                              ---------    --------
Company-obligated mandatorily redeemable preferred securities of subsidiaries
 or trusts holding solely subordinated debentures of the company                                    337         425

SHAREHOLDERS' EQUITY
Preferred:
         SOP convertible preferred stock                                                            117         129
         Guaranteed obligation - SOP                                                                (68)       (105)
                                                                                              ---------    --------
                           Total Preferred Shareholders' Equity                                      49          24
                                                                                              ---------    --------
Common:
         Common stock                                                                             2,238       2,079
         Retained earnings                                                                        4,243       3,827
         Accumulated other comprehensive income, net of taxes:
                  Unrealized appreciation                                                           765         568
                  Unrealized loss on foreign currency translation                                   (68)        (26)
                                                                                              ---------    --------
                           Total accumulated other comprehensive income                             697         542
                                                                                              ---------    --------
                           Total Common Shareholders' Equity                                      7,178       6,448
                                                                                              ---------    --------
                           Total Shareholders' Equity                                             7,227       6,472
                                                                                              ---------    --------
                           Total Liabilities, Redeemable Preferred Securities of
                            Subsidiaries or Trusts and Shareholders' Equity                    $ 41,075    $ 38,555
                                                                                              ---------    --------
                                                                                              ---------    --------

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity
THE ST. PAUL COMPANIES


Year ended December 31                                                          2000       1999       1998
                                                                                      (In millions)
PREFERRED SHAREHOLDERS' EQUITY
SOP convertible preferred stock:
         Beginning of year                                                   $   129    $   134    $   138
         Redemptions during the year                                             (12)        (5)        (4)
                                                                             -------    -------    -------
                  End of year                                                    117        129        134
                                                                             -------    -------    -------
Guaranteed obligation - SOP:
         Beginning of year                                                      (105)      (119)      (121)
         Principal payments                                                       37         14          2
                                                                             -------    -------    -------
                  End of year                                                    (68)      (105)      (119)
                                                                             -------    -------    -------
                  Total Preferred Shareholders' Equity                            49         24         15
                                                                             -------    -------    -------
COMMON SHAREHOLDERS' EQUITY
Common stock:
         Beginning of year                                                     2,079      2,128      2,057
         Stock issued:
                  Stock incentive plans                                           95         37         70
                  Preferred shares redeemed                                       23          9          8
                  Conversion of company-obligated preferred securities           207         --         --
         Reacquired common shares                                               (170)      (102)       (35)
         Other                                                                     4          7         28
                                                                             -------    -------    -------
                  End of year                                                  2,238      2,079      2,128
                                                                             -------    -------    -------
Retained earnings:
         Beginning of year                                                     3,827      3,480      3,720
         Net income                                                              993        834         89
         Dividends declared on common stock                                     (232)      (235)      (223)
         Dividends declared on preferred stock, net of taxes                      (8)        (8)        (9)
         Reacquired common shares                                               (366)      (254)      (100)
         Tax benefit on employee stock options, and other changes                 40         14          6
         Premium on preferred shares redeemed                                    (11)        (4)        (3)
                                                                             -------    -------    -------
                  End of year                                                  4,243      3,827      3,480
                                                                             -------    -------    -------
Unrealized appreciation, net of taxes:
         Beginning of year                                                       568      1,027        846
         Change for the year                                                     197       (459)       181
                                                                             -------    -------    -------
                  End of year                                                    765        568      1,027
                                                                             -------    -------    -------
Unrealized loss on foreign currency translation, net of taxes:
         Beginning of year                                                       (26)       (14)       (24)
         Currency translation adjustments                                        (42)       (12)        10
                                                                             -------    -------    -------
                  End of year                                                    (68)       (26)       (14)
                                                                             -------    -------    -------
                  Total Common Shareholders' Equity                            7,178      6,448      6,621
                                                                             -------    -------    -------
                  Total Shareholders' Equity                                 $ 7,227    $ 6,472    $ 6,636
                                                                             -------    -------    -------
                                                                             -------    -------    -------

Consolidated Statements of Comprehensive Income
THE ST. PAUL COMPANIES

Year ended December 31                                                          2000       1999       1998
                                                                                        (In millions)

Net income                                                                   $   993    $   834    $    89
Other comprehensive income (loss), net of taxes:
         Change in unrealized appreciation                                       197       (459)       181
         Change in unrealized loss on foreign currency translation               (42)       (12)        10
                                                                             -------    -------    -------
         Other comprehensive income (loss)                                       155       (471)       191
                                                                             -------    -------    -------
         Comprehensive income                                                $ 1,148    $   363    $   280
                                                                             -------    -------    -------
                                                                             -------    -------    -------

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows
THE ST. PAUL COMPANIES

Year ended December 31                                                                       2000       1999       1998
                                                                                                   (In millions)

OPERATING ACTIVITIES
Net income                                                                                $   993    $   834    $    89
Adjustments:
         Loss (income) from discontinued operations                                            20        (85)       110
         Change in insurance reserves                                                         (86)      (181)      (146)
         Change in reinsurance balances                                                      (803)      (502)        25
         Change in premiums receivable                                                       (450)      (290)        53
         Change in accounts payable and accrued expenses                                       21        151         50
         Provision for federal deferred tax expense (benefit)                                 380        120       (114)
         Change in asset management balances                                                    9         31        (32)
         Depreciation and amortization                                                        113        122        133
         Realized investment gains                                                           (607)      (277)      (201)
         Cumulative effect of accounting change                                                --         30         --
         Other                                                                               (145)        (9)       177
                                                                                          -------     ------     ------
                  Net Cash Provided (Used) by Continuing Operations                          (555)       (56)       144
                  Net Cash Provided (Used) by Discontinued Operations                          (8)         6        (75)
                                                                                          -------     ------     ------
                  Net Cash Provided (Used) by Operating Activities                           (563)       (50)        69
                                                                                          -------     ------     ------
INVESTING ACTIVITIES
Purchases of investments                                                                   (6,414)    (6,153)    (4,866)
Proceeds from sales and maturities of investments                                           6,949      6,152      4,810
Sales (purchases) of short-term investments                                                   239       (539)       (15)
Net proceeds from sale of subsidiaries                                                        201        251         --
Change in open security transactions                                                          (65)        23         (8)
Venture capital distributions                                                                  57         63         50
Purchase of office property and equipment                                                    (104)      (172)       (95)
Sales of office property and equipment                                                         10         70          2
Acquisitions, net of cash acquired                                                           (212)        --        (98)
Other                                                                                         (18)        78         74
                                                                                          -------     ------     ------
                  Net Cash Provided (Used) by Continuing Operations                           643       (227)      (146)
                  Net Cash Provided (Used) by Discontinued Operations                          17        (52)        64
                                                                                          -------     ------     ------
                  Net Cash Provided (Used) by Investing Activities                            660       (279)       (82)
                                                                                          -------     ------     ------
FINANCING ACTIVITIES
Deposits on universal life and investment contracts                                           905        934        518
Withdrawals on universal life and investment contracts                                       (507)      (101)      (186)
Dividends paid on common and preferred stock                                                 (241)      (246)      (226)
Proceeds from issuance of debt                                                                498        250        239
Repayment of debt                                                                            (363)       (52)      (225)
Repurchase of common shares                                                                  (536)      (356)      (135)
Retirement of company-obligated mandatorily redeemable preferred securities of
  subsidiaries or trusts                                                                       --        (79)        --
Stock options exercised and other                                                              72         11         25
                                                                                          -------     ------     ------
                  Net Cash Provided (Used) by Financing Activities                           (172)       361         10
                                                                                          -------     ------     ------
                  Increase (Decrease) in Cash                                                 (75)        32         (3)
                                                                                          -------     ------     ------
Cash at beginning of year                                                                     158        126        129
                                                                                          -------     ------     ------
                  Cash at End of Year                                                     $    83    $   158    $   126
                                                                                          -------     ------     ------
                                                                                          -------     ------     ------

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements
THE ST. PAUL COMPANIES

1
Summary of Significant Accounting Policies

Accounting Principles - We prepare our financial statements in accordance with United States generally accepted accounting principles ("GAAP"). We follow the accounting standards established by the Financial Accounting Standards Board ("FASB") and the American Institute of Certified Public Accountants ("AICPA").

Consolidation - We combine our financial statements with those of our subsidiaries and present them on a consolidated basis. The consolidated financial statements do not include the results of material transactions between our parent company and our subsidiaries or among our subsidiaries. Certain of our foreign underwriting operations' results are recorded on a one-month to one-quarter lag due to time constraints in obtaining and analyzing such results for inclusion in our consolidated financial statements on a current basis. In the event that significant events occur during the lag period, the impact is included in the current period results.

Discontinued Operations - In 2000, we sold our nonstandard auto business. In 1999, we sold our standard personal insurance business. Accordingly, the results of operations for all years presented reflect the results for these businesses as discontinued operations.

Reclassifications - We reclassified certain amounts in our 1999 and 1998 financial statements and notes to conform with the 2000 presentation. These reclassifications had no effect on net income, or common or preferred shareholders' equity, as previously reported for those years.

Use of Estimates - We make estimates and assumptions that have an effect on the amounts that we report in our financial statements. Our most significant estimates are those relating to our reserves for property-liability losses and loss adjustment expenses and life policy benefits. We continually review our estimates and make adjustments as necessary, but actual results could turn out to be significantly different from what we expected when we made these estimates.

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

Insurance Reserves - We establish reserves for the estimated total unpaid cost of losses and LAE, which cover events that occurred in 2000 and prior years. These reserves reflect our estimates of the total cost of claims that were reported to us, but not yet paid, and the cost of claims incurred but not yet reported to us ("IBNR"). Our estimates consider such variables as past loss experience, current claim trends and the prevailing social, economic and legal environments. We reduce our loss reserves for estimated amounts of salvage and subrogation recoveries. Estimated amounts recoverable from reinsurers on unpaid losses and LAE are reflected as assets. We believe that the reserves we have established are adequate to cover the ultimate costs of losses and LAE. Final claim payments, however, may differ from the established reserves, particularly when these payments may not occur for several years. Any adjustments we make to reserves are reflected in the results for the year during which the adjustments are made.

Our liabilities for unpaid losses and LAE related to tabular workers' compensation and certain assumed reinsurance coverage are discounted to the present value of estimated future payments. Prior to discounting, these liabilities totaled $890 million and $820 million at Dec. 31, 2000 and 1999, respectively. The total discounted liability reflected on our balance sheet was $681 million and $633 million at Dec. 31, 2000 and 1999, respectively. The liability for workers' compensation was discounted using rates of up to 3.5%, based on state-prescribed rates. The liability for certain assumed reinsurance coverage was discounted using rates up to 7.5%, based on our return on invested assets or, in many cases, on yields contractually guaranteed to us on funds held by the ceding company, as permitted by the state of domicile.

Lloyd's - We participate in Lloyd's as an investor in underwriting syndicates and as the owner of a managing agency. We record our pro rata share of syndicate assets, liabilities, revenues and expenses, after making adjustments to convert Lloyd's accounting to U.S. GAAP. The most significant U.S. GAAP adjustments relate to income recognition. Lloyd's syndicates determine underwriting results by year of account at the end of three years. We record adjustments to recognize underwriting results as incurred, including the expected ultimate cost of losses incurred. These adjustments to losses are based on actuarial analysis of syndicate accounts, including forecasts of expected ultimate losses provided by the syndicates. Financial information is available on a timely basis for the syndicates controlled by the managing agency that we own, which make up the majority of our investment in Lloyd's syndicates. Syndicate results are recorded on a one-quarter lag due to time constraints in obtaining and analyzing such results for inclusion in our consolidated financial statements on a current basis.

Policy Acquisition Expenses - The costs directly related to writing an insurance policy are referred to as policy acquisition expenses and consist of commissions, state premium taxes and other direct underwriting expenses. Although these expenses are incurred when we issue a policy, we defer and amortize them over the same period as the corresponding premiums are recorded as revenues.

On a regular basis, we perform an analysis of the deferred policy acquisition costs in relation to the expected recognition of revenues, including anticipated investment income, and reflect adjustments, if any, as period costs.

Guarantee Fund and Other Insurance-Related Assessments - Effective Jan. 1, 1999, we adopted the provisions of the AICPA Statement of Position ("SOP") 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments." We record our estimated future payments related to guarantee fund assessments and our estimated ultimate exposure related to second-injury fund assessments in accordance with the SOP. We recorded a pretax expense of $46 million ($30 million after-tax) in the first quarter of 1999 representing the cumulative effect of adopting the provisions of the SOP, with the majority related to our property-liability insurance business. The accrual is expected to be disbursed as assessed during a period of up to 30 years.

ACCOUNTING FOR OUR LIFE INSURANCE OPERATIONS

Premiums - Premiums on life insurance policies with fixed and guaranteed premiums and benefits, premiums on annuities with significant life contingencies and premiums on structured settlement annuities are recognized when due. Premiums received on universal life policies and investment-type annuity contracts are not recorded as revenues; instead, they are recognized as deposits on our balance sheet. Policy charges and surrender penalties are recorded as revenues when incurred.

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

Policy Acquisition Expenses - The costs of acquiring new business, principally commissions and certain expenses related to underwriting, policy issuance and sales, which vary with and are primarily related to the production of new business, have been capitalized as deferred policy acquisition costs. We consider anticipated policy benefits, remaining costs of servicing the policies and anticipated investment income in determining the recoverability of deferred acquisition costs for interest-sensitive life and annuity products. Deferred policy acquisition costs on ordinary life business are amortized over their assumed premium paying periods based on assumptions consistent with those used for computing policy benefit reserves. Universal life and investment annuity acquisition costs are amortized in proportion to the present value of their estimated gross profits over the products' assumed durations, which we regularly evaluate and adjust as appropriate.

Equity-Indexed Annuities - Interest on our equity-indexed annuities is credited to the equity portion of these annuities on specified policy anniversaries based on formulas dictated by the policy contract, and calculated using the average change in the indices during the specified period (one or two years). The interest credited is subject to minimums guaranteed in the annuity contract. We manage our exposure by purchasing one-and two-year options with similar terms as the index component to provide us with the same return as we guarantee to the annuity contract holder, subject to minimums guaranteed in the annuity contract. We carry a reserve on these annuities at an amount equal to the premium deposited, plus the change in the market value of the option purchased, subject to minimums guaranteed in the annuity contract, plus the amortization of the original purchase price of the option. The options are included in other investments at market value, with changes in unrealized gains or losses reflected in our statement of income.

ACCOUNTING FOR OUR ASSET MANAGEMENT OPERATIONS

The results of The John Nuveen Company are reflected as our asset management segment. We held a 78% and 79% interest in Nuveen on Dec. 31, 2000 and 1999, respectively. Nuveen's core businesses are asset management, and the development, marketing and distribution of investment products and services for advisors to the affluent and high-net-worth market segments. Nuveen provides investment products, including individually managed accounts, mutual funds, exchange-traded funds and defined portfolios through registered representatives associated with unaffiliated firms including broker-dealers, commercial banks, affiliates of insurance providers, financial planners, accountants, consultants and investment advisors.

Nuveen regularly purchases and holds for resale municipal securities and defined portfolio units. The level of inventory maintained by Nuveen will fluctuate daily and is dependent upon the need to support on-going sales. These inventory securities are carried at market value. Prior to the sale of their investment banking operation in the third quarter of 1999, Nuveen also underwrote and traded municipal bonds and maintained inventories of such securities in connection with that business.

Nuveen's revenues include investment advisory fees, revenues from the distribution of defined portfolios and managed fund investment products, interest income, gains and losses from the sale of inventory securities, and gains and losses from changes in the market value of investment products and securities held temporarily.

We consolidate 100% of Nuveen's assets, liabilities, revenues and expenses, with reductions on the balance sheet and statement of income for the minority shareholders' proportionate interest in Nuveen's equity and earnings. Minority interest of $88 million and $74 million was recorded in other liabilities at the end of 2000 and 1999, respectively.

Nuveen repurchased and retired 1.2 million and 0.9 million of its common shares from minority shareholders in 2000 and 1999, respectively, for a total cost of $51 million in 2000 and $36 million in 1999. No shares were repurchased from The St. Paul in those years; however our percentage ownership fell from 79% in 1999 to 78% in 2000 due to Nuveen's issuance of additional shares under various stock option and incentive plans.

ACCOUNTING FOR OUR INVESTMENTS

Fixed Maturities - Our fixed maturity portfolio is composed primarily of high-quality, intermediate-term taxable U.S. government, corporate and mortgage-backed bonds, and tax-exempt U.S. municipal bonds. Our entire fixed maturity investment portfolio is classified as available for sale. Accordingly, we carry that portfolio on our balance sheet at estimated fair value. Fair values are based on quoted market prices, where available, from a third-party pricing service. If quoted market prices are not available, fair values are estimated using values obtained from independent pricing services or a cash flow estimate is used.

Equities - Our equity securities are also classified as available for sale and carried at estimated fair value, which is based on quoted market prices obtained from a third-party pricing service.

Real Estate and Mortgage Loans - Our real estate investments include apartments and office buildings and other commercial land and properties that we own directly or in which we have a partial interest through joint ventures with other investors. Our mortgage loan investments consist of fixed-rate loans collateralized by apartment, warehouse and office properties.

For direct real estate investments, we carry land at cost and buildings at cost less accumulated depreciation and valuation adjustments. We depreciate real estate assets on a straight-line basis over 40 years. Tenant improvements are amortized over the term of the corresponding lease. The accumulated depreciation of our real estate investments was $133 million and $125 million at Dec. 31, 2000 and 1999, respectively.

We use the equity method of accounting for our real estate joint ventures, which means we carry these investments at cost, adjusted for our share of earnings or losses, and reduced by cash distributions from the joint ventures and valuation adjustments.

We carry our mortgage loans at the unpaid principal balances less any valuation adjustments, which approximates fair value. Valuation allowances are recognized for loans with deterioration in collateral performance that is deemed other than temporary. The estimated fair value of mortgage loans at Dec. 31, 2000 was $355 million.

Venture Capital - Our venture capital investments are interests in small- to medium-sized companies. These investments are made through limited partnerships or direct ownership. The limited partnerships are carried at our equity in the estimated market value of the investments held by these limited partnerships. The investments we own directly are carried at estimated fair value. Fair values are based on quoted market prices obtained from third-party pricing services for publicly traded stock, or an estimate of value as determined by an internal management committee for privately-held stock. Certain publicly traded stock may be carried at a discount of 10-35% of the quoted market price, due to the impact of various restrictions which limit our ability to sell the stock.

Securities Lending - We participate in a securities lending program whereby certain securities from our portfolio are loaned to other institutions for short periods of time. We receive a fee from the borrower in return. Our policy is to require collateral equal to 102% of the fair value of the loaned securities. We maintain full ownership rights to the securities loaned. In addition, we have the ability to sell the securities while they are on loan. We have an indemnification agreement with the lending agents in the event a borrower becomes insolvent or fails to return securities. We record securities lending collateral as an asset, with a corresponding liability for the same amount.

Realized Investment Gains and Losses - We record the cost of each individual investment so that when we sell any of them, we are able to identify and record that transaction's gain or loss on our statement of income.

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

CASH RESTRICTIONS

Lloyd's solvency requirements call for certain funds to be held in trust in amounts sufficient to meet claims. These funds amounted to $102 million and $20 million at Dec. 31, 2000 and 1999, respectively. At Dec. 31, 1999, we were bound by reinsurance contracts with third parties to restrict cash in the amount of $31 million. There were no such restrictions at Dec. 31, 2000.


GOODWILL

Goodwill is the excess of the amount we paid to acquire a company over the fair value of its net assets, reduced by amortization and any subsequent valuation adjustments. We amortize goodwill over periods of up to 40 years. The accumulated amortization of goodwill was $216 million and $180 million at Dec. 31, 2000 and 1999, respectively.

IMPAIRMENTS OF LONG-LIVED ASSETS AND INTANGIBLES

We monitor the value of our long-lived assets to be held and used for recoverability based on our estimate of the future cash flows (undiscounted and without interest charges) expected to result from the use of the asset and its eventual disposition considering any events or changes in circumstances which indicate that the carrying value of an asset may not be recoverable. We monitor the value of our goodwill based on our estimates of discounted future earnings. If either estimate is less than the carrying amount of the asset, we reduce the carrying value to fair value with a corresponding charge to expense. We monitor the value of our long-lived assets, and certain identifiable intangibles, to be disposed of and report them at the lower of carrying value or fair value less our estimated cost to sell.

OFFICE PROPERTIES AND EQUIPMENT

We carry office properties and equipment at depreciated cost. We depreciate these assets on a straight-line basis over the estimated useful lives of the assets. The accumulated depreciation for office properties and equipment was $464 million and $431 million at the end of 2000 and 1999, respectively.

INTERNALLY DEVELOPED SOFTWARE COSTS

Effective Jan. 1, 1999, we adopted SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," issued by the AICPA. This SOP provides guidance for determining when computer software developed or obtained for internal use should be capitalized and what costs should be capitalized. It also provides guidance on the amortization of capitalized costs and the recognition of impairment. At Dec. 31, 2000 and 1999, respectively, we had $42 million and $27 million in unamortized internally developed computer software costs and have charged to income $3 million and $2 million in amortization expense during 2000 and 1999, respectively.

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

SUPPLEMENTAL CASH FLOW INFORMATION

Interest and Income Taxes Paid - We paid interest on debt and dividends on capital securities of $134 million in 2000, $128 million in 1999 and $109 million in 1998. We paid federal income taxes of $161 million in 2000, $73 million in 1999 and $68 million in 1998.

Noncash Financing Activities - In August 2000, we issued 7,006,954 common shares in connection with the conversion of over 99% of the $207 million of 6% Convertible Monthly Income Preferred Securities issued by St. Paul Capital L.L.C. (our wholly-owned subsidiary).

2
Acquisitions

MMI - In April 2000, we closed on our acquisition of MMI Companies, Inc. ("MMI"), a Deerfield, IL-based provider of medical services-related insurance products and consulting services. The transaction was accounted for as a purchase, with a total purchase price of approximately $206 million, in addition to the assumption of $165 million in capital securities and debt. The purchase price resulted in goodwill of approximately $101 million, which we are amortizing on a straight-line basis over 15 years.

Related to the purchase, we recorded a charge of $28 million, including $4 million of employee-related costs and $24 million of occupancy-related costs. The employee-related costs represented severance and related benefits such as outplacement counseling to be paid to, or incurred on behalf of, terminated employees. We estimated that approximately 130 employee positions would be eliminated, at all levels throughout MMI. Through Dec. 31, 2000, 94 employees had been terminated. The occupancy-related costs represented excess space created by the terminations, calculated by determining the percentage of anticipated excess space, by location, and the current lease costs over the remaining lease period. The amounts payable under the existing leases were not discounted, and sublease income was included in the calculation only for those locations where sublease agreements were in place.

The following presents a rollforward of 2000 activity related to this charge.

                                                            Reserve
                            Pretax                        at Dec. 31,
                            Charge        Payments           2000
                                        (In millions)
Charges to earnings:
Employee-related             $ 4            $(3)              $ 1
Occupancy-related             24             (1)               23
                             ---            ---              ----
         Total               $28            $(4)              $24
                             ---            ---              ----
                             ---            ---              ----

MMI's results of operations from the date of purchase were included in our 2000 consolidated results. The following table presents the pro forma results of our operations for the year ended Dec. 31, 2000 and 1999, as though we had purchased MMI at the beginning of each of the years presented. The pro forma data is provided for illustrative purposes only, and does not purport to be indicative of the results that would have actually occurred if the purchase of MMI had been consummated at the beginning of the periods presented, or that may be obtained in the future.

                                           2000                 1999
                                      (In millions, except per share data)
Total revenues                            $8,711               $8,064
Net income                                   873                  728
Diluted earnings per common share         $ 3.73               $ 2.98

Prior to the acquisition, MMI recorded a $93 million provision to strengthen their loss reserves, with $77 million reflected in their domestic operations and $16 million reflected in Unionamerica, their U.K.-based international operations.

During 2000, we experienced severe prior year loss development on the reserves acquired from MMI, primarily related to their major accounts business. This was consistent with the adverse prior year development experienced on the remainder of our Global Healthcare major accounts business. The major accounts business serves large healthcare entities, which have recently suffered from increasingly significant amounts awarded in jury verdicts relating to professional liability lawsuits. As a result of this overall deterioration, we are in the process of performing a comprehensive review of our entire major accounts business. This review, as well as our evaluation of the strategic value of the Unionamerica entity going forward, will be considered in our assessment of the recoverability of the goodwill we recorded as part of the MMI purchase. Until this review and evaluation are completed, we cannot reasonably estimate to what extent, if any, impairment of the goodwill has occurred.

Pacific Select - In February 2000, we closed on our acquisition of Pacific Select Insurance Holdings, Inc. and its wholly-owned subsidiary Pacific Select Property Insurance Co. (together, "Pacific Select"), a California insurer that sells earthquake coverage to California homeowners. The transaction was accounted for as a purchase, at a cost of approximately $37 million. We recorded goodwill of approximately $11 million, which we are amortizing on a straight-line basis over 10 years. Pacific Select's results of operations from the date of purchase are included in our 2000 consolidated results.

USF&G - In April 1998, we issued 66.5 million of our common shares in a tax-free exchange for all of the outstanding common stock of USF&G Corporation ("USF&G"), a holding company for property-liability and life insurance operations. This business combination was accounted for as a pooling of interests; accordingly, the consolidated financial statements for all periods prior to the combination were restated to include the accounts and results of operations of USF&G. There were no material intercompany transactions between The St. Paul and USF&G prior to the merger.

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

3
Earnings Per Common Share

Year ended December 31                                               2000     1999     1998
                                                                         (In millions)
EARNINGS
Basic
Net income, as reported                                              $993     $834     $ 89
Preferred stock dividends, net of taxes                                (8)      (8)      (9)
Premium on preferred shares redeemed                                  (11)      (4)      (3)
                                                                    -----     ----     ----
         Net income available to common shareholders                 $974     $822     $ 77
                                                                    -----     ----     ----
                                                                    -----     ----     ----
Diluted
Net income available to common shareholders                          $974     $822     $ 77
Effect of dilutive securities:
         Convertible preferred stock                                    6        6       --
         Zero coupon convertible notes                                  3        3       --
         Convertible monthly income preferred securities                5        8       --
                                                                    -----     ----     ----
         Net income available to common shareholders, as adjusted    $988     $839     $ 77
                                                                    -----     ----     ----
                                                                    -----     ----     ----
COMMON SHARES
Basic
Weighted average common shares outstanding                            217      228      235
                                                                    -----     ----     ----
                                                                    -----     ----     ----
Diluted
Weighted average common shares outstanding                            217      228      235
Effects of dilutive securities:
         Stock options                                                  3        2        4
         Convertible preferred stock                                    7        7       --
         Zero coupon convertible notes                                  2        2       --
         Convertible monthly income preferred securities                4        7       --
                                                                    -----     ----     ----
                  Total                                               233      246      239
                                                                    -----     ----     ----
                                                                    -----     ----     ----

The assumed conversion of preferred stock, zero coupon notes and monthly income preferred securities are each anti-dilutive to our net income per share for the year ended Dec. 31, 1998, and therefore not included in the EPS calculation.

4
Investments

Valuation of Investments - The following presents the cost, gross unrealized appreciation and depreciation, and estimated fair value of our investments in fixed maturities, equities and venture capital.

                                                               Gross             Gross
                                                             Unrealized        Unrealized      Estimated
December 31, 2000                          Cost             Appreciation     Depreciation     Fair Value
                                                                    (In millions)
Fixed maturities:
         U.S. government                    $ 1,900          $   101           $  (1)          $ 2,000
         State and political subdivisions     5,104              258              (1)            5,361
         Foreign governments                  1,020               39              (8)            1,051
         Corporate securities                 8,685              175            (279)            8,581
         Asset-backed securities                890               28             (16)              902
         Mortgage-backed securities           2,541               48             (14)            2,575
                                            -------         --------          ------          --------
                  Total fixed maturities     20,140              649            (319)           20,470
Equities                                      1,125              418             (77)            1,466
Venture capital                                 657              438             (31)            1,064
                                            -------         --------          ------          --------
                  Total                     $21,922          $ 1,505           $(427)          $23,000
                                            -------         --------          ------          --------
                                            -------         --------          ------          --------

                                                              Gross             Gross
                                                             Unrealized        Unrealized        Estimated
December 31, 1999                         Cost              Appreciation      Depreciation      Fair Value
                                                                    (In millions)
Fixed maturities:
         U.S. government                    $ 2,139         $    29           $   (14)           $ 2,154
         State and political subdivisions     5,239             145               (58)             5,326
         Foreign governments                    904              28                (5)               927
         Corporate securities                 7,920              45              (304)             7,661
         Asset-backed securities                666               2               (21)               647
         Mortgage-backed securities           2,414              14               (63)             2,365
                                            -------         -------          --------           --------
                  Total fixed maturities     19,282             263              (465)            19,080
Equities                                      1,077             600               (60)             1,617
Venture capital                                 399             529               (62)               866
                                            -------         -------          --------           --------
                  Total                     $20,758         $ 1,392            $ (587)           $21,563
                                            -------         -------          --------           --------
                                            -------         -------          --------           --------

Statutory Deposits - At Dec. 31, 2000, our property-liability and life insurance operations had investments in fixed maturities with an estimated fair value of $693 million on deposit with regulatory authorities as required by law.

Restricted Investments - Unionamerica, MMI's international subsidiary, is required as an accredited U.S. reinsurer to hold certain investments in trust in the United States. These trust funds had a fair value of $258 million at Dec. 31, 2000. Additionally, Unionamerica has funds deposited with third parties to be used as collateral to secure various liabilities on behalf of insureds, cedants and other creditors. These funds had a fair value of $79 million at Dec. 31, 2000.

Fixed Maturities by Maturity Date - The following table presents the breakdown of our fixed maturities by years to maturity. Actual maturities may differ from those stated as a result of calls and prepayments.

                                                       Amortized      Estimated
December 31, 2000                                      Cost          Fair Value
                                                             (In millions)
One year or less                                         $ 1,478       $ 1,489
Over one year through five years                           5,189         5,286
Over five years through 10 years                           5,266         5,275
Over 10 years                                              4,776         4,943
Asset-backed securities with various maturities              890           902
Mortgage-backed securities with various maturities         2,541         2,575
                                                         -------       -------
         Total                                           $20,140       $20,470
                                                         -------       -------
                                                         -------       -------

5
Investment Transactions

Investment Activity - Following is a summary of our investment purchases, sales and maturities.

Year ended December 31                            2000          1999           1998
                                                            (In millions)
PURCHASES
Fixed maturities                                $ 3,676        $ 4,317       $ 3,152
Equities                                          2,169          1,403         1,250
Real estate and mortgage loans                       12            171           211
Venture capital                                     446            218           153
Other investments                                   111             44           100
                                                -------        -------       -------
         Total purchases                          6,414          6,153         4,866
                                                -------        -------       -------
PROCEEDS FROM SALES AND MATURITIES
Fixed maturities:
         Sales                                    2,185          2,195           957
         Maturities and redemptions               1,550          2,002         2,012
Equities                                          2,183          1,438         1,341
Real estate and mortgage loans                      285            182           339
Venture capital                                     663            283            64
Other investments                                    83             52            97
                                                -------        -------       -------
         Total sales and maturities               6,949          6,152         4,810
                                                -------        -------       -------
         Net purchases (sales)                  $  (535)       $     1       $    56
                                                -------        -------       -------
                                                -------        -------       -------

Net Investment Income - Following is a summary of our net investment income.

Year ended December 31                 2000            1999           1998
                                                   (In millions)
Fixed maturities                     $ 1,427        $ 1,375        $ 1,365
Equities                                  16             17             16
Real estate and mortgage loans           103            108            121
Venture capital                           (1)            (1)            --
Securities lending                         5              2              1
Other investments                          3             12             20
Short-term investments                    88             71             75
                                     -------        -------        -------
         Total                         1,641          1,584          1,598
Investment expenses                      (25)           (27)           (27)
                                     -------        -------        -------
         Net investment income       $ 1,616        $ 1,557        $ 1,571
                                     -------        -------        -------
                                     -------        -------        -------

Realized and Unrealized Investment Gains (Losses) - The following summarizes our pretax realized investment gains and losses, and the change in unrealized appreciation of investments recorded in common shareholders' equity and in comprehensive income.

Year ended December 31                                                                             2000       1999         1998
                                                                                                           (In millions)
PRETAX REALIZED INVESTMENTS GAINS (LOSSES)
Fixed maturities:
         Gross realized gains                                                                   $  45        $  13        $   9
         Gross realized losses                                                                    (99)         (50)         (21)
                                                                                                -----        -----        ------
                  Total fixed maturities                                                          (54)         (37)         (12)
                                                                                                -----        -----        ------
Equities:
         Gross realized gains                                                                     296          224          241
         Gross realized losses                                                                   (201)         (97)         (77)
                                                                                                -----        -----        ------
                  Total equities                                                                   95          127          164
                                                                                                -----        -----        ------
Real estate and mortgage loans                                                                      4           27           14
Venture capital                                                                                   554          158           25
Other investments                                                                                   8            2           10
                                                                                                -----        -----        ------
                  Total pretax realized investment gains                                        $ 607        $ 277        $ 201
                                                                                                -----        -----        ------
                                                                                                -----        -----        ------
CHANGE IN UNREALIZED APPRECIATION
Fixed maturities                                                                                $ 532      $(1,322)        $200
Equities                                                                                         (199)         223           69
Venture capital                                                                                   (61)         255           45
Life deferred policy acquisition costs and policy benefits                                        (12)         122           (1)
Single premium immediate annuity reserves                                                          --           44          (17)
Other                                                                                              47          (13)         (17)
                                                                                                -----        -----        ------
         Total change in pretax unrealized appreciation on continuing operations                  307         (691)         279
                                                                                                -----        -----        ------
Change in deferred taxes                                                                         (110)         241         (100)
                                                                                                -----        -----        ------
         Total change in unrealized appreciation on continuing operations, net of taxes           197         (450)         179
                                                                                                -----        -----        ------
Change in pretax unrealized appreciation on discontinued operations                                --          (14)           3
Change in deferred taxes                                                                           --            5           (1)
                                                                                                -----        -----        ------
         Total change in unrealized appreciation on discontinued operations, net of taxes          --           (9)           2
                                                                                                -----        -----        ------
         Total change in unrealized appreciation, net of taxes                                  $ 197        $(459)       $ 181
                                                                                                -----        -----        ------
                                                                                                -----        -----        ------

6
Deferred Policy Acquisition Costs

The following table presents the amortization of deferred policy acquisition costs ("DPAC") for our property-liability and life insurance operations for each of the last three years.

Year ended December 31          2000          1999         1998
                                         (In millions)
Property-liability              $1,396        $1,321       $1,431
Life                                46             4           56
                                ------        ------       ------
         Total                  $1,442        $1,325       $1,487
                                ------        ------       ------
                                ------        ------       ------

Life - On a regular basis, our Life insurance operation performs an analysis of the recoverability of DPAC for interest-rate-sensitive life insurance and annuity products. This analysis takes into consideration anticipated policy benefits, remaining costs of servicing the policies and anticipated investment income in estimating future profits on these products, which can be impacted by economic conditions during the period. DPAC related to ordinary life business is amortized on a straight-line basis over their assumed premium paying periods, while DPAC related to universal life and investment annuity business is amortized in proportion to the present value of their estimated gross profits over the products' assumed duration.

This ongoing analysis caused us to revise assumptions on interest rates and estimated future profits during each of the years presented, resulting in accelerated DPAC amortization in 1998, with the opposite impact in 1999 and, to a lesser extent, in 2000. The 1999 DPAC benefited from increased profitability from policy charges on our universal life business as well as improved investment spreads on our universal life and annuity products. Improved investment spreads also benefited 2000 DPAC, but were offset by higher than assumed surrenders on our annuities. The 2000 amortization also includes additional amortization from a larger DPAC asset, reflecting our recent sales growth.

Included in the 1998 life insurance amortization is a $41 million charge to reduce the carrying value of deferred policy acquisition costs, comprised of three components. First, the persistency of certain in-force business, particularly universal life and flexible premium annuities, sold through some USF&G distribution channels, had begun to deteriorate after the USF&G merger announcement. To mitigate this, management decided, in the second quarter of 1998, to increase credited rates on certain universal life business. This change lowered the estimated future profits on this business, which triggered $19 million in accelerated DPAC amortization. Second, the low interest rate environment during the first half of 1998 led to assumption changes as to the future "spread" on certain interest sensitive products, lowering gross profit expectations and triggering a $16 million DPAC charge. The remaining $6 million of the charge resulted from a change in annuitization assumptions for certain tax-sheltered annuity products.

Property-Liability - By contrast, our property-liability insurance operation's deferred acquisition costs are less susceptible to changing economic conditions and are amortized on a straight-line basis over the same period as the corresponding premiums are recorded as revenues.

7
Derivative Financial Instruments

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

We purchase foreign exchange forward contracts to minimize the impact of fluctuating foreign currencies on our results of operations. We enter into interest rate swap agreements for the purpose of managing the effect of interest rate fluctuations on some of our debt and investments. Our reinsurance operation has entered into certain swap agreements as a means of providing nontraditional insurance protection to its customers. Individually, and in the aggregate, the impact of these transactions on our financial position and results of operations is not material.

Our Life operation manages its exposure on equity-indexed annuity products by purchasing one- and two-year options tied to the performance of leading market indices. At Dec. 31, 2000, we held options with a notional amount of $1.14 billion and a market value of $32 million, which had gross unrealized depreciation of $30 million.

Effective Jan. 1, 2001, we will adopt the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and SFAS No. 138 (SFAS No. 133). The statement requires the recognition of all derivatives as either assets or liabilities on the balance sheet, carried at fair value. The adoption of SFAS No. 133 is not expected to have a material impact on our financial position at the date of adoption, or on our results of operations for the period of adoption.

8
Reserves for Losses, Loss Adjustment Expenses and Life Policy Benefits

Reconciliation of Loss Reserves - The following table represents a reconciliation of beginning and ending consolidated property-liability insurance loss and loss adjustment expense ("LAE") reserves for each of the last three years.

Year ended December 31                                                              2000            1999              1998
                                                                                               (In millions)
Loss and LAE reserves at beginning of year, as reported                          $ 17,720        $ 18,012          $ 17,755
Less reinsurance recoverables on unpaid losses at beginning of year                (3,678)         (3,199)           (3,051)
                                                                                 --------        --------          --------
         Net loss and LAE reserves at beginning of year                            14,042          14,813            14,704
Activity on reserves of discontinued operations:
         Losses incurred                                                               (4)            279               657
         Losses paid                                                                 (141)           (473)             (617)
                                                                                 --------        --------          --------
                  Net activity                                                       (145)           (194)               40
                                                                                 --------        --------          --------
Net reserves of acquired companies                                                    984              --                --
                                                                                 --------        --------          --------
Provision for losses and LAE for claims incurred on continuing operations:
         Current year                                                               4,178           3,928             4,682
         Prior years                                                                 (265)           (208)             (217)
                                                                                 --------        --------          --------
                  Total incurred                                                    3,913           3,720             4,465
                                                                                 --------        --------          --------
Losses and LAE payments for claims incurred on continuing operations:
         Current year                                                                (970)           (959)           (1,136)
         Prior years                                                               (4,138)         (3,411)           (3,245)
                                                                                 --------        --------          --------
                  Total paid                                                       (5,108)         (4,370)           (4,381)
                                                                                 --------        --------          --------
Unrealized foreign exchange loss (gain)                                              (141)             73               (15)
                                                                                 --------        --------          --------
         Net loss and LAE reserves at end of year                                  13,545          14,042            14,813
Plus reinsurance recoverables on unpaid losses at end of year                       4,651           3,678             3,199
                                                                                 --------        --------          --------
Loss and LAE reserves at end of year, as reported                                $ 18,196        $ 17,720          $ 18,012
                                                                                 --------        --------          --------
                                                                                 --------        --------          --------

The "activity on reserves of discontinued operations" represents certain activity related to the sale of our standard personal insurance business. The reserve balances associated with certain portions of the business sold are included in our total reserves, but the related incurred losses are excluded from continuing operations in our statements of income for all periods presented.

In 1998, we recorded a pretax provision of $215 million to reflect the application of our loss reserving policies to USF&G's loss and LAE reserves subsequent to the merger. In the above table, $50 million of the charge is reflected in the provision for current year losses and LAE, and the remaining $165 million is reflected in the provision for prior year losses and LAE. An additional charge of $35 million related to our standard personal insurance business is reflected in 1998 activity on reserves for discontinued operations.

Prior to the merger, both companies, in accordance with generally accepted accounting principles, recorded their best estimate of reserves within a range of estimates bounded by a high point and a low point. Subsequent to the consummation of the merger in April 1998, we obtained the raw data underlying, and documentation supporting, USF&G's Dec. 31, 1997 reserve analysis. Our actuaries reviewed such information and concurred with the reasonableness of USF&G's range of estimates for their reserves. However, applying their judgment and interpretation to the range, our actuaries, who would be responsible for setting reserve amounts for the combined entity, concluded that strengthening the reserves would be appropriate, resulting in the $215 million adjustment. The adjustment was allocated to the following business segments: Commercial Lines Group ($159 million); Global Healthcare ($1 million); and Other Global Specialty ($55 million).

In 1996, we acquired Northbrook Holdings, Inc. and its three insurance subsidiaries ("Northbrook") from Allstate Insurance Company. In the Northbrook purchase agreement, we agreed to pay Allstate additional consideration of up to $50 million in the event a redundancy developed on the acquired Northbrook reserves between the purchase date and July 31, 2000. During 2000, we made a payment to Allstate in the amount of $50 million under this agreement. This amount was included in "Other liabilities" on our Dec. 31, 1999 balance sheet.

Life Benefit Reserves - The following table shows our life insurance operation's future policy benefit reserves by type.

December 31                                           2000         1999
                                                         (In millions)
Single premium annuities:
         Deferred                                    $3,513       $3,093
         Immediate                                    1,356        1,173
Universal/term/group life                               591          619
                                                     ------       ------
         Gross balance                                5,460        4,885
Less reinsurance recoverables on unpaid losses          546          653
                                                     ------       ------
         Total net reserves                          $4,914       $4,232
                                                     ------       ------
                                                     ------       ------

Environmental and Asbestos Reserves - Our underwriting operations continue to receive claims under policies written many years ago alleging injury or damage from environmental pollution or seeking payment for the cost to clean up polluted sites. We have also received asbestos injury claims arising out of product liability coverages under general liability policies.

The following table summarizes the environmental and asbestos reserves reflected in our consolidated balance sheet at Dec. 31, 2000 and 1999. Amounts in the "net" column are reduced by reinsurance.

                                                                  2000                   1999
December 31                                                  Gross    Net            Gross      Net
                                                                         (In millions)
Environmental                                            $  665       $  563       $  698       $  599
Asbestos                                                    397          299          398          298
                                                         ------       ------       ------       ------
         Total environmental and asbestos reserves       $1,062       $  862       $1,096       $  897
                                                         ------       ------       ------       ------
                                                         ------       ------       ------       ------

9
Income Taxes

Method for Computing Income Tax Expense (Benefit) - We are required to compute our income tax expense under the liability method. This means deferred income taxes reflect what we estimate we will pay or receive in future years. A current tax liability is recognized for the estimated taxes payable for the current year.

Income Tax Expense (Benefit) - Income tax expense or benefits are recorded in various places in our financial statements. A summary of the amounts and places follows.

Year ended December 31                                                                           2000        1999         1998
                                                                                                        (In millions)
STATEMENTS OF INCOME
Expense (benefit) on continuing operations                                                      $ 440        $ 238        $ (79)
Benefit on operating loss of discontinued operations                                               --           (4)         (57)
Expense (benefit) on gain or loss on disposal of discontinued operations                           (5)          90           --
                                                                                                -----        -----        -----
         Total income tax expense (benefit) included in statements of income                      435          324         (136)
STATEMENTS OF SHAREHOLDERS' EQUITY
Expense (benefit) relating to stock-based compensation and the change in unrealized
  appreciation and unrealized foreign exchange                                                     86         (253)          87
                                                                                                -----        -----        -----
         Total income tax expense (benefit) included in financial statements                    $ 521        $  71        $ (49)
                                                                                                -----        -----        -----
                                                                                                -----        -----        -----

Components of Income Tax Expense (Benefit) - The components of income tax expense (benefit) on continuing operations are as follows.


Year ended December 31                                                      2000        1999        1998
                                                                                   (In millions)
Federal current tax expense                                                $  21       $ 105       $  13
Federal deferred tax expense (benefit)                                       380         120        (114)
                                                                           -----       -----       -----
         Total federal income tax expense (benefit)                          401         225        (101)
Foreign income taxes                                                          26           2          14
State income taxes                                                            13          11           8
                                                                           -----       -----       -----
         Total income tax expense (benefit) on continuing operations       $ 440       $ 238       $ (79)
                                                                           -----       -----       -----
                                                                           -----       -----       -----

Our Tax Rate Is Different from the Statutory Rate - Our total income tax expense on income from continuing operations differs from the statutory rate of 35% of income from continuing operations before income taxes as shown in the following table.

Year ended December 31                                                               2000          1999         1998
                                                                                              (In millions)
Federal income tax expense at statutory rate                                        $ 509         $ 356        $  42
Increase (decrease) attributable to:
         Nontaxable investment income                                                 (95)         (103)        (112)
         Valuation allowance                                                         --               2          (35)
         Nondeductible merger expense                                                --            --             31
         Other                                                                         26           (17)          (5)
                                                                                    -----         -----        -----
                  Total income tax expense (benefit) on continuing operations       $ 440         $ 238        $ (79)
                                                                                    -----         -----        -----
                                                                                    -----         -----        -----
Effective tax rate on continuing operations                                          30.3%         23.4%          NM
                                                                                    -----         -----        -----
                                                                                    -----         -----        -----

NM = Not meaningful

Major Components of Deferred Income Taxes on Our Balance Sheet - Differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years are called temporary differences. The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities are presented in the following table.

December 31                                            2000           1999
                                                          (In millions)
DEFERRED TAX ASSETS
Loss reserves                                       $   800        $ 1,032
Unearned premium reserves                               160            147
Alternative minimum tax credit carryforwards            265            168
Net operating loss carryforwards                        159            232
Deferred compensation                                   121            115
Other                                                   632            547
                                                    -------        -------
         Total gross deferred tax assets              2,137          2,241
Less valuation allowance                                (32)            (8)
                                                    -------        -------
         Net deferred tax assets                      2,105          2,233
                                                    -------        -------
                                                    -------        -------
DEFERRED TAX LIABILITIES
Unrealized appreciation of investments                  393            295
Deferred acquisition costs                              345            281
Real estate                                             128            137
Prepaid compensation                                     88             73
Other                                                   253            185
                                                    -------        -------
         Total gross deferred tax liabilities         1,207            971
                                                    -------        -------
         Deferred income taxes                      $   898        $ 1,262
                                                    -------        -------
                                                    -------        -------

If we believe that all of our deferred tax assets will not result in future tax benefits, we must establish a valuation allowance for the portion of these assets that we think will not be realized. The net change in the valuation allowance for deferred tax assets was an increase of $24 million in 2000 as part of our purchase of MMI, and an increase of $2 million in 1999, both relating to our foreign underwriting operations. Based upon a review of our anticipated future earnings and all other available evidence, both positive and negative, we have concluded it is "more likely than not" that our net deferred tax assets will be realized.

Net Operating Loss ("NOL") and Foreign Tax Credit ("FTC") Carryforwards - For tax return purposes, as of Dec. 31, 2000, we had NOL carryforwards that expire, if unused, in 2004-2020 and FTC carryforwards that expire, if unused, in 2001-2005. The amount and timing of realizing the benefits of NOL and FTC carryforwards depends on future taxable income and limitations imposed by tax laws. The approximate amounts of those NOLs on a regular tax basis and an alternative minimum tax ("AMT") basis were $454 million and $293 million, respectively. The approximate amounts of the FTCs on a regular tax basis and an AMT basis were $58 million and $56 million, respectively. The benefits of the NOL and FTC carryforwards have been recognized in our financial statements.

Undistributed Earnings of Subsidiaries - U.S. income taxes have not been provided on $69 million of our foreign operations' undistributed earnings as of Dec. 31, 2000, as such earnings are intended to be permanently reinvested in those operations. Furthermore, any taxes paid to foreign governments on these earnings may be used as credits against the U.S. tax on any dividend distributions from such earnings.

We have not provided taxes on approximately $289 million of undistributed earnings related to our majority ownership of The John Nuveen Company as of Dec. 31, 2000, because we currently do not expect those earnings to become taxable to us.

IRS Examinations - The IRS is currently examining USF&G's pre-merger consolidated returns for the years 1992 through 1997. The IRS has examined The St. Paul's pre-merger consolidated returns through 1994 and is currently examining the years 1995 through 1997. During 2000, we reached a partial settlement with the IRS regarding certain issues that were raised during the course of their audit. We believe that this settlement, when combined with any additional taxes assessed as a result of any further adjustments for these examinations, would not materially affect our overall financial position, results of operations or liquidity.

10
Capital Structure

The following summarizes our capital structure.

December 31                                              2000          1999
                                                            (In millions)
Debt                                                     $1,647        $1,466
Company-obligated mandatorily redeemable preferred
  securities of subsidiaries or trusts holding solely
  subordinated debentures of the Company                    337           425
Preferred shareholders' equity                               49            24
Common shareholders' equity                               7,178         6,448
                                                        -------        ------
Total capital                                            $9,211        $8,363
                                                        -------        ------
                                                        -------        ------
Ratio of debt to total capital                               18%           18%

Debt

Debt consisted of the following.

                                               2000                   1999
                                        Book        Fair        Book        Fair
December 31                             Value       Value       Value       Value
                                                      (In millions)
Medium-term notes                        $617       $  619      $  617      $  598
7 7/8% senior notes                       249          261          --          --
8 1/8% senior notes                       249          267          --          --
8 3/8% senior notes                       150          151         150         153
Commercial paper                          138          138         400         400
Zero coupon convertible notes              98           95          94          93
7 1/8% senior notes                        80           82          80          78
Variable rate borrowings                   64           64          64          64
Real estate mortgages                       2            2          15          15
Floating rate notes                        --           --          46          46
                                       ------       ------      ------      ------
         Total debt                    $1,647       $1,679      $1,466      $1,447
                                       ------       ------      ------      ------
                                       ------       ------      ------      ------


Fair Value - The fair value of our commercial paper borrowings approximated their book value because of their short-term nature. The fair values of our variable rate borrowings and floating rate notes approximated their book values due to the floating interest rates of these instruments. For our other debt, which has longer terms and fixed interest rates, our fair value estimate was based on current interest rates available on debt securities in the market that have terms similar to ours. At Dec. 31, 2000, we were party to eight interest rate swap agreements related to several of our debt securities outstanding. The notional amount of these swaps totaled $380 million, and their aggregate fair value at Dec. 31, 2000, which was not recorded in our financial statements, was an asset totaling $15 million.

Medium-Term Notes - The medium-term notes bear interest rates ranging from 5.9% to 8.3%, with a weighted average rate of 6.9%. Maturities range from five to 15 years after the issuance date.

7 7/8% Senior Notes - On April 17, 2000, we issued $250 million of senior notes due April 15, 2005. Proceeds were used to repay commercial paper debt and for general corporate purposes.

8 1/8% Senior Notes - On April 17, 2000, we issued $250 million of senior notes due April 15, 2010. Proceeds were used to repay commercial paper debt and for general corporate purposes.

8 3/8% Senior Notes - The senior notes mature in June 2001.

Commercial Paper - Our commercial paper is supported by a $400 million credit agreement that expires in 2002. The credit agreement requires us to meet certain provisions. We were in compliance with all provisions of the agreement as of Dec. 31, 2000 and 1999.

Interest rates on commercial paper issued in 2000 ranged from 5.5% to 6.7%; in 1999 the range was 4.6% to 6.6%; and in 1998 the range was 4.5% to 6.3%.

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

7 1/8% Senior Notes - The senior notes mature in 2005.

Variable Rate Borrowings - A number of our real estate entities are parties to variable rate loan agreements aggregating $64 million. The borrowings mature in the year 2030, with principal paydowns starting in the year 2006. The interest rate is set weekly by a third party, and was 5.05% at Dec. 31, 2000.

Real Estate Mortgage - The real estate mortgage represents a portion of the purchase price of one of our investments. The mortgage bears a fixed rate of 8.1% and matures in February 2002. During 2000, we repaid $13 million of mortgage debt associated with two of our real estate investments.

Floating Rate Notes - A special purpose offshore subsidiary of The St. Paul was a party to a reinsurance agreement under which it issued $46 million of floating rate notes and certificates on Feb. 18, 1999. These amounts were paid in full on Feb. 18, 2000.

Interest Expense - Our interest expense on debt was $115 million in 2000, $96 million in 1999 and $75 million in 1998.

Maturities - The amount of debt, other than commercial paper, that becomes due in each of the next five years is as follows: 2001, $195 million; 2002, $51 million; 2003, $67 million; 2004, $55 million; and 2005, $433 million.

COMPANY-OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF SUBSIDIARIES OR TRUSTS HOLDING SOLELY SUBORDINATED DEBENTURES OF THE COMPANY

In 1995, we issued, through St. Paul Capital L.L.C. (SPCLLC), 4,140,000 company-obligated mandatorily redeemable preferred securities, generating proceeds of $207 million. These securities were also known as convertible monthly income preferred securities ("MIPS"). The MIPS paid a monthly dividend at an annual rate of 6% of the liquidation preference of $50 per security. During 2000, SPCLLC provided notice to the holders of the MIPS that it was exercising its right to cause the conversion rights of the owners of the MIPS to expire. The MIPS were convertible into 1.6950 shares of our common stock (equivalent to a conversion price of $29.50 per share). Prior to the expiration date, holders of over 99% of the MIPS exercised their conversion rights and, in August 2000, we issued 7,006,954 common shares in connection with the conversion. The remaining MIPS were redeemed for cash at $50 per security, plus accumulated preferred dividends.

In conjunction with our purchase of MMI in April 2000, we assumed all obligations under their preferred capital securities. In December 1997, MMI issued $125 million 30-year mandatorily redeemable preferred capital securities through MMI Capital Trust I, formed for the sole purpose of issuing the securities. The capital securities pay a preferred dividend of 7 5/8% semi-annually in arrears, and have a mandatory redemption date of Dec. 15, 2027.

In 1997 and 1996, USF&G issued three series of capital securities. After consummation of the merger with USF&G in 1998, The St. Paul assumed all obligations relating to these capital securities. These Series A, Series B and Series C Capital Securities were issued through separate wholly-owned business trusts ("USF&G Capital I," "USF&G Capital II" and "USF&G Capital III," respectively) formed for the sole purpose of issuing the securities. We have effectively fully and unconditionally guaranteed all obligations of the three business trusts.

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

PREFERRED SHAREHOLDERS' EQUITY

The preferred shareholders' equity on our balance sheet represents the par value of preferred shares outstanding that we issued to our Stock Ownership Plan ("SOP") Trust, less the remaining principal balance on the SOP Trust debt. The SOP Trust borrowed funds from a U.S. underwriting subsidiary to finance the purchase of the preferred shares, and we guaranteed the SOP debt.

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

Our cost for reacquired shares in 2000, 1999 and 1998 was $536 million, $356 million and $135 million, respectively. We reduced our capital stock account and retained earnings for the cost of these repurchases.

A summary of our common stock activity for the last three years is as follows.

Year ended December 31                          2000            1999           1998
                                                                 (Shares)
Outstanding at beginning of year            224,830,894     233,749,778    233,129,721
Shares issued:
         Stock incentive plans and other      3,686,827       1,896,229      4,243,354
         Conversion of preferred stock          661,523         287,951        204,765
         Conversion of MIPS                   7,006,954            --             --
         Acquisition                               --            27,936           --
Reacquired shares                           (17,878,182)    (11,131,000)    (3,828,062)
                                            -----------     -----------    -----------
Outstanding at end of year                  218,308,016     224,830,894    233,749,778
                                            -----------     -----------    -----------
                                            -----------     -----------    -----------

Undesignated Shares - Our articles of incorporation allow us to issue five million undesignated shares. The board of directors may designate the type of shares and set the terms thereof. The board designated 1,450,000 shares as Series B Convertible Preferred Stock in connection with the formation of our Stock Ownership Plan.

Dividend Restrictions - We primarily depend on dividends from our subsidiaries to pay dividends to our shareholders, service our debt and pay expenses. Various state laws and regulations limit the amount of dividends we may receive from our U.S. property-liability underwriting subsidiaries and our life insurance subsidiary. Although $1.6 billion will be available for dividends in 2001, business and regulatory considerations may impact the amount of dividends actually paid. During 2000, we received cash dividends of $483 million from our U.S. underwriting subsidiaries.

11
Retirement Plans

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

Plan assets are invested primarily in equities and fixed maturities, and included 804,035 shares of our common stock with a market value of $44 million and $27 million at Dec. 31, 2000 and 1999, respectively.

We maintain noncontributory, unfunded pension plans to provide certain company employees with pension benefits in excess of limits imposed by federal tax law.

Postretirement Benefits Other than Pension - We provide certain healthcare and life insurance benefits for retired employees and their eligible dependents. We currently anticipate that most of our employees will become eligible for these benefits if they retire while working for us. The cost of these benefits is shared with the retiree. The benefits are generally provided through our employee benefits trust, to which periodic contributions are made to cover benefits paid during the year. We accrue postretirement benefits expense during the period of the employee's service.

A healthcare inflation rate of 5.82% was assumed to change to 10.00% in 2001, decrease annually to 5.00% in 2006 and then remain at that level. A one-percentage-point change in assumed healthcare cost trend rates would have the following effects.

                                                         1-Percentage-            1-Percentage-
                                                         Point Increase           Point Decrease
                                                                        (In millions)
Effect on total of service and interest cost components       $3                      $(2)
Effect on postretirement benefit obligation                   29                      (23)

The following tables provide a reconciliation of the changes in the plans' benefit obligations and fair value of assets over the two-year period ended Dec. 31, 2000, and a statement of the funded status as of Dec. 31, 2000 and 1999. For the year ended Dec. 31, 1999, the plans' benefit obligations included the impact of curtailment gains related to employee terminations under the third quarter 1999 cost reduction action and the sale of standard personal insurance.

                                                      Pension Benefits       Postretirement Benefits
                                                       2000      1999             2000     1999
                                                                    (In millions)
Change in benefit obligation:
Benefit obligation at beginning of year              $   777    $ 1,006           $ 189    $ 214
Service cost                                              27         38               5        8
Interest cost                                             61         60              14       14
Plan amendment                                            --         --              --       16
Actuarial loss (gain)                                    129       (197)             27      (37)
Foreign currency exchange rate change                     (1)        --              --       --
Acquisition                                               14         --              --       --
Benefits paid                                            (46)      (100)            (14)      (9)
Curtailment gain                                          --        (30)             --      (17)
                                                     -------    -------           -----    -----
         Benefit obligation at end of year           $   961    $   777           $ 221    $ 189
                                                     -------    -------           -----    -----
                                                     -------    -------           -----    -----
Change in plan assets:
Fair value of plan assets at beginning of year       $ 1,226    $ 1,135           $  20    $  22
Actual return on plan assets                               8        187               3       (2)
Foreign currency exchange rate change                     (2)        --              --       --
Acquisition                                               19         --              --       --
Employer contribution                                      1          4              14        9
Benefits paid                                            (46)      (100)            (14)      (9)
                                                     -------    -------           -----    -----
         Fair value of plan assets at end of year    $ 1,206    $ 1,226           $  23    $  20
                                                     -------    -------           -----    -----
                                                     -------    -------           -----    -----

Funded status                                        $   245    $   449           $(198)   $(169)
Unrecognized transition asset                             (2)        (3)             --       --
Unrecognized prior service cost (gain)                    (4)        (7)              9       10
Unrecognized net actuarial loss (gain)                    36       (208)              4      (22)
                                                     -------    -------           -----    -----
         Prepaid (accrued) benefit cost              $   275    $   231           $(185)   $(181)
                                                     -------    -------           -----    -----
                                                     -------    -------           -----    -----


                                                       Pension Benefits     Postretirement Benefits
                                                         2000     1999           2000     1999
Weighted average assumptions as of December 31:

Discount rate                                            6.75%    7.25%          7.25%    7.50%
Expected return on plan assets                          10.00%   10.00%          7.00%    8.00%
Rate of compensation increase                            4.00%    4.00%          4.00%    4.00%

The following table provides the components of our net periodic benefit cost for the years 2000, 1999 and 1998.

                                                                   Pension Benefits             Postretirement Benefits
                                                                2000     1999    1998           2000      1999    1998
                                                                                  (In millions)
Components of net periodic benefit cost:

Service cost                                                    $  27    $  38    $ 31          $  5     $  8     $  6
Interest cost                                                      61       60      58            14       14       13
Expected return on plan assets                                   (123)    (114)    (98)           (2)      (2)      (2)
Amortization of transition asset                                   (2)      (1)     (2)           --       --       --
Amortization of prior service cost                                 (3)      (4)     (4)            1        1       --
Recognized net actuarial loss (gain)                               (2)      --       6            --       --       --
                                                                -----    -----    ----         -----     ----     ----
         Net periodic pension cost (income)                       (42)     (21)     (9)           18       21       17
                                                                -----    -----    ----         -----     ----     ----
Curtailment gain                                                   --      (32)     --            --      (15)     --
                                                                -----    -----    ----         -----     ----     ----
         Net periodic benefit cost (income) after curtailment   $ (42)   $ (53)   $ (9)         $ 18     $  6     $ 17
                                                                -----    -----    ----         -----     ----     ----
                                                                -----    -----    ----         -----     ----     ----

During 2000, employees hired prior to May 2000 were given the choice of remaining in our defined benefit pension plan and postretirement healthcare benefits plan, or switching to a new cash balance pension plan and/or cash balance retiree health plan. Employees choosing to switch to the cash balance plan(s) were credited with opening balances effective Jan. 1, 2001. For 2001 and thereafter, the cash balance plans will be accounted for under, and included in the results of, the defined benefit pension plan.

STOCK OWNERSHIP PLAN

As of Jan. 1, 1998, the Preferred Stock Ownership Plan ("PSOP") and the Employee Stock Ownership Plan ("ESOP") were merged into The St. Paul Companies, Inc. Stock Ownership Plan ("SOP"). The plan allocates preferred shares semiannually to those employees participating in our Savings Plus Plan. Under the SOP, we match 100% of employees' contributions up to a maximum of 4% of their salary plus shares equal to the value of dividends on previously allocated shares. Additionally, this plan now provides an annual allocation to qualified U.S. employees based on company performance.

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

We follow the provisions of Statement of Position 76-3, "Accounting Practices for Certain Employee Stock Ownership Plans," and related interpretations in accounting for this plan. We recorded expense of $14 million, $26 million and $8 million for the years 2000, 1999 and 1998, respectively.

The following table details the shares held in the SOP.

                                        2000                           1999
December 31                      Common      Preferred          Common       Preferred
                                                       (Shares)
Allocated                     5,546,251        448,819       6,578,570         370,122
Committed to be released             --         49,646              --         130,896
Unallocated                          --        309,663              --         393,248
                              ---------        -------       ---------         -------
         Total                5,546,251        808,128       6,578,570         894,266
                              ---------        -------       ---------         -------
                              ---------        -------       ---------         -------

The SOP allocated 83,585 preferred shares in 2000, 183,884 preferred shares in 1999 and 53,949 preferred shares in 1998. Unallocated preferred shares had a fair market value of $135 million and $107 million at Dec. 31, 2000 and 1999, respectively. The remaining unallocated preferred shares at Dec. 31, 2000, will be released for allocation annually through Jan. 31, 2005.

12
Stock Incentive Plans

We have made fixed stock option grants to certain U.S.-based employees, certain employees of our non-U.S. operations, and outside directors. These were considered "fixed" grants because the measurement date for determining compensation costs was fixed on the date of grant. We have also made variable stock option grants to certain company executives. These were considered "variable" grants because the measurement date is contingent upon future increases in the market price of our common stock.

We follow the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," FASB Interpretation 44, "Accounting for Certain Transactions involving Stock Compensation (an interpretation of APB Opinion No. 25)," and other related interpretations in accounting for our stock option plans. We also follow the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" for our option plans. SFAS No. 123 requires pro forma net income and earnings per share information, which is calculated assuming we had accounted for our stock option plans under the "fair value" method described in that Statement.

Since the exercise price of our fixed options equals the market price of our stock on the day the options are granted there is no related compensation cost. We have recorded compensation cost associated with our variable options and restricted stock awards, and the former USF&G's Long-Term Incentive Program, of $28 million, $8 million and $10 million in 2000, 1999 and 1998, respectively.

FIXED OPTION GRANTS

U.S.-Based Plans - Our fixed option grants for certain U.S.-based employees and outside directors give these individuals the right to buy our stock at the market price on the day the options were granted. Fixed stock options granted under the stock incentive plan adopted by our shareholders in May 1994 (as subsequently amended) become exercisable no less than one year after the date of grant and may be exercised up to ten years after grant date. Options granted under our option plan in effect prior to May 1994 may be exercised at any time up to 10 years after the grant date. At the end of 2000, approximately 5,300,000 shares were available for grant under our stock incentive plan.

Non-U.S. Plans - We also have separate stock option plans for certain employees of our non-U.S. operations. The options granted under these plans were priced at the market price of our common stock on the grant date. Generally, they can be exercised from three to 10 years after the grant date. Approximately 511,000 option shares were available at Dec. 31, 2000 for future grants under our non-U.S. plans.

Global Stock Option Plan ("GSOP") - We have a separate fixed stock option plan for employees who are not eligible to participate in the U.S. and non-U.S. plans described above. Options granted to eligible employees under the GSOP are contingent upon the company achieving threshold levels of profitability, and the number of options granted is determined by the level of profitability achieved. Generally, options granted under this plan can be exercised from three to 10 years after the grant date. At Dec. 31, 2000, approximately 1,500,000 option shares were available for future grants under the GSOP.

The following table summarizes the activity for our fixed option plans for the last three years. All grants were made at fair value on the date of grant.


                                                                                 Weighted
                                                                                  Average
                                                                  Option         Exercise
                                                                  Shares            Price
Outstanding Jan. 1, 1998                                          12,542,811    $   25.76
Granted                                                            3,693,511        42.65
Exercised                                                         (3,663,620)       23.04
Canceled                                                          (1,428,810)       37.23
                                                                  ----------    ---------
Outstanding Dec. 31, 1998                                         11,143,892        30.78
Granted                                                            3,531,418        30.16
Exercised                                                         (1,578,903)       22.63
Canceled                                                          (1,033,435)       39.07
                                                                  ----------    ---------
Outstanding Dec. 31, 1999                                         12,062,972        30.96
Granted                                                            6,539,436        33.94
Exercised                                                         (3,372,916)       26.42
Canceled                                                            (919,110)       36.41
                                                                  ----------    ---------
Outstanding Dec. 31, 2000                                         14,310,382    $   33.04
                                                                  ----------    ---------
                                                                  ----------    ---------

The following table summarizes the options exercisable at the end of the last three years and the weighted average fair value of options granted during those years. The fair value of options is estimated on the date of grant using the Black-Scholes option-pricing model, with the following weighted average assumptions used for grants in 2000, 1999 and 1998, respectively: dividend yield of 3.0%, 2.8% and 3.0%; expected volatility of 41.0%, 23.8% and 18.9%; risk-free interest rates of 6.5%, 5.3% and 5.6%; and an expected life of 6.5 years, 6.5 years and 5.9 years.

                                                                      2000        1999            1998
Options exercisable at year-end                                    5,751,780   7,940,793       8,078,734
Weighted average fair value of options granted during the year       $ 12.96      $ 7.59         $  8.91

The following tables summarize the status of fixed stock options outstanding and exercisable at Dec. 31, 2000.

                                         Options Outstanding
                                              Weighted
                                              Average        Weighted
                                              Remaining      Average
Range of                         Number of    Contractual    Exercise
Exercise Prices                  Options      Life           Price
$11.13-29.00                      2,374,824   3.8 years      $23.77
 29.19-29.31                      1,623,058   9.0 years       29.30
 29.63-30.19                      2,315,010   8.2 years       29.98
 31.27-35.00                      1,090,170   6.9 years       33.08
 35.25-35.31                      4,460,681   9.3 years       35.25
 35.73-50.44                      2,446,639   7.2 years       43.33
                                 ----------   ---------      ------
$11.13-50.44                     14,310,382   7.6 years      $33.04
                                 ----------   ---------      ------
                                 ----------   ---------      ------

                                                Options Exercisable
                                                                     Weighted
                                                                     Average
Range of                                  Number of                  Exercise
Exercise Prices                           Options                    Price
$11.13-29.00                              2,374,824                  $23.77
 29.19-29.31                                  --                       --
 29.63-30.19                                493,283                   29.98
 31.27-35.00                                810,295                   33.39
 35.25-35.31                                  --                       --
 35.73-50.44                              2,073,378                   42.94
                                          ---------                  ------
$11.13-50.44                              5,751,780                  $32.57
                                          ---------                  ------
                                          ---------                  ------

VARIABLE STOCK OPTION GRANT

In 1999, we made a variable option grant of 375,000 shares from our 1994 stock incentive plan to one of our key executives. This was in addition to 1,966,800 option shares granted prior to 1998. One-half of the options vested when the market price of our stock reached a 20-consecutive-trading-day average of $50 per share, which occurred in November 2000. The remaining options will vest when our stock price reaches a 20-consecutive-trading-day average of $55 per share. The exercise price of each option is equal to the market price of our stock on the grant date. Any of these options not exercised prior to Dec. 1, 2001 will expire on that date.

The following table summarizes the activity for our variable option grants for the last three years.

                                                                      Weighted
                                                                      Average
                                              Option                  Exercise
                                              Shares                  Price
Outstanding Jan. 1, 1998                    1,966,800                  $30.05
Canceled                                     (468,600)                  29.38
                                            ---------                  ------
Outstanding Dec. 31, 1998                   1,498,200                   30.26
                                            ---------                  ------
Granted                                       375,000                   29.63
Canceled                                     (152,400)                  29.38
                                            ---------                  ------
Outstanding Dec. 31, 1999                   1,720,800                   30.20
                                            ---------                  ------
Exercised                                    (134,300)                  29.38
Canceled                                     (594,525)                  30.47
                                            ---------                  ------
Outstanding Dec. 31, 2000                     991,975                  $30.15
                                            ---------                  ------
                                            ---------                  ------

The weighted average fair value of options granted during 1999 was $2.66 per option. The fair value of the variable options was estimated on the date of grant using a variable option-pricing model with the following weighted average assumptions: dividend yield of 2.8%; expected volatility of 22.9%; risk-free interest rate of 4.7%; and an expected life of 2.8 years.

RESTRICTED STOCK AND DEFERRED STOCK AWARDS

Up to 20% of the 19.9 million shares authorized under our 1994 stock incentive plan may be granted as restricted stock awards. The stock is restricted because recipients receive the stock only upon completing a specified objective or period of employment, generally one to five years. The shares are considered issued when awarded, but the recipient does not own and cannot sell the shares during the restriction period. During the restriction period, the recipient receives compensation in an amount equivalent to the dividends paid on such shares. Up to 3,200,000 shares were available for restricted stock awards at Dec. 31, 2000.

We also have a Deferred Stock Award Plan for stock awards to non-U.S. employees. Deferred stock awards are the same as restricted stock awards, except that shares granted under the deferred plan are not issued until the vesting conditions specified in the award are fulfilled. Up to 20,000 shares were available for deferred stock awards at Dec. 31, 2000.

PRO FORMA INFORMATION

Had we calculated compensation expense on a combined basis for our stock option grants based on the "fair value" method described in SFAS No. 123, our net income and earnings per share would have been reduced to the pro forma amounts as indicated.


Year ended December 31                     2000       1999       1998
                                       (In millions, except per share data)
NET INCOME
As reported                                $993       $834        $89
Pro forma                                   986        825         76
BASIC EARNINGS PER SHARE
As reported                                4.50       3.61       0.33
Pro forma                                  4.46       3.57       0.27
DILUTED EARNINGS PER SHARE
As reported                                4.24       3.41       0.32
Pro forma                                  4.23       3.38       0.27




13
Commitments and Contingencies

Investment Commitments - We have long-term commitments to fund venture capital investments totaling $228 million as of Dec. 31, 2000. We estimate these commitments will be paid as follows: $77 million in 2001; $81 million in 2002; $52 million in 2003 and $18 million in 2004.

Financial Guarantees - We are contingently liable for a financial guarantee issued by our reinsurance operation in the form of a credit enhancement, with total exposure of approximately $21 million as of Dec. 31, 2000.

Lease Commitments - A portion of our business activities is conducted in rented premises. We also enter into leases for equipment, such as office machines and computers. Our total rental expense was $83 million in 2000, $82 million in 1999 and $88 million in 1998.

Certain leases are noncancelable, and we would remain responsible for payment even if we stopped using the space or equipment. On Dec. 31, 2000, the minimum annual rents for which we would be liable under these types of leases are as follows: $118 million in 2001, $106 million in 2002, $80 million in 2003, $68 million in 2004, $55 million in 2005 and $220 million thereafter.

We are also the lessor under various subleases on our office facilities. The minimum rentals to be received under noncancelable subleases are as follows: $20 million in 2001, $18 million in 2002, $18 million in 2003, $15 million in 2004, $13 million in 2005 and $41 million thereafter.

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

In May 1997, we completed the sale of our insurance brokerage, Minet, to Aon Corporation. We agreed to indemnify Aon against any future professional liability claims for events that occurred prior to the sale. Since this indemnification relates to claims that had not yet been discovered or reported, it is not possible to estimate a range of the potential liability. The company monitors its exposure under these claims on a regular basis. We believe reserves for reported claims are adequate, but the company does not have information on unreported claims to estimate a range of additional liability. We purchased insurance to cover a portion of our exposure to such claims.

It is possible that the settlement of these lawsuits or payments for Minet-related liability claims may be material to our results of operations and liquidity in the period in which they occur. However, we believe the total amounts that we and our subsidiaries will ultimately have to pay in all of these matters will have no material effect on our overall financial position.

14
Discontinued Operations

Standard Personal Insurance Business - In June 1999, we made a decision to sell our standard personal insurance business and on July 12, 1999, reached an agreement to sell this business to Metropolitan Property and Casualty Insurance Company ("Metropolitan"). On Sept. 30, 1999, we completed the sale of this business to Metropolitan. As a result, the standard personal insurance operations through June 1999 have been accounted for as discontinued operations for all periods presented herein, and the results of operations subsequent to that period have been included in the gain on sale of discontinued operations.

Metropolitan purchased Economy Fire & Casualty Company and its subsidiaries ("Economy"), as well as the rights and interests in those non-Economy policies constituting our remaining standard personal insurance operations. Those rights and interests were transferred to Metropolitan by way of a reinsurance and facility agreement ("Reinsurance Agreement").

The Reinsurance Agreement relates solely to the non-Economy standard personal insurance policies, and was entered into solely as a means of accommodating Metropolitan through a transition period. The Reinsurance Agreement allows Metropolitan to write non-Economy business on our policy forms while Metropolitan obtains the regulatory license, form and rate approvals necessary to write non-Economy business through their own insurance subsidiaries. Any business written on our policy forms during this transition period is then fully ceded to Metropolitan under the Reinsurance Agreement. We recognized no gain or loss on the inception of the Reinsurance Agreement and will not incur any net revenues or expenses related to the Reinsurance Agreement. All economic risk of post-sale activities related to the Reinsurance Agreement has been transferred to Metropolitan. We anticipate that Metropolitan will pay all claims incurred related to this Reinsurance Agreement. In the event Metropolitan is unable to honor their obligations to us, we will pay these amounts.

As part of the sale to Metropolitan, we guaranteed the adequacy of Economy's loss and loss expense reserves. Under that guarantee, we will pay for any deficiencies in those reserves and will share in any redundancies that develop by Sept. 30, 2002. We remain liable for claims on non-Economy policies that result from losses occurring prior to closing. By agreement, Metropolitan will adjust those claims and share in redundancies in related reserves that may develop. As of Dec. 31, 2000, we had determined that we could not reasonably estimate to any probable certainty whether any deficiency or redundancy existed in the pre-sale reserves, and we have not recorded a liability or a receivable related to those reserves. Any losses incurred by us under these agreements will be reflected in discontinued operations in the period they are incurred. For the year ended Dec. 31, 2000, we recorded a pretax loss of $9 million in discontinued operations. We have no other contingent liabilities related to the sale.

As a result of the sale, approximately 1,600 standard personal insurance employees of The St. Paul effectively transferred to Metropolitan on Oct. 1, 1999.

We received gross proceeds on the sale of $597 million, less the payment of the reinsurance premium of $325 million, for net proceeds of $272 million. We recognized a pretax gain on disposal of $130 million, after adjusting for a $26 million pension and postretirement curtailment gain and disposition costs of $32 million. The gain on disposal combined with a $128 million pretax gain on discontinued operations (subsequent to our decision to sell), resulting in a total pretax gain of $258 million. Included in the pretax gain on discontinued operations was a $145 million reduction in loss and loss adjustment expense reserves. In the third quarter of 1999, based on favorable trends noted in the standard personal insurance reserve analysis, and considering the pending sale and its economic consequences, we concluded that this reserve reduction was appropriate.

The $26 million pretax curtailment gain represented the impact of a reduced number of employees in the pension and post-retirement plans due to the sale of the standard personal insurance business.

The $32 million pretax disposition costs netted against the gain represented costs directly associated with the decision to dispose of the standard personal insurance segment and included $14 million of employee-related costs, $8 million of occupancy-related costs, $7 million of transaction costs, $2 million of record separation costs and $1 million of equipment charges. The employee-related costs related to the expected termination of 385 employees due to the sale of the personal insurance segment. Approximately 350 employees were terminated related to this action. In 2000, we reduced the employee-related reserve by $3 million due to a number of voluntary terminations, which reduced the expected severance to be paid.

The following presents a rollforward of 2000 activity related to this charge.

                             Original       Reserve                                              Reserve
                             Pretax         at Dec. 31,                                          at Dec. 31,
                             Charge         1999             Payments         Adjustments        2000
                                                          (In millions)
Charges to earnings:
Employee-related                $14          $  9             $ (6)               $(3)             $--
Occupancy-related                 8             8               (1)                --                7
Transaction costs                 7             5               (5)                --               --
Record separation costs           2           N/A              N/A                N/A              N/A
Equipment charges                 1           N/A              N/A                N/A              N/A
                                ---          ----             ----                ---              ---
         Total                  $32          $ 22             $(12)               $(3)             $ 7
                                ---          ----             ----                ---              ---
                                ---          ----             ----                ---              ---

Nonstandard Auto Business - In December 1999, we decided to sell our nonstandard auto business marketed under the Victoria Financial and Titan Auto brands. On Jan. 4, 2000, we announced an agreement to sell this business to The Prudential Insurance Company of America ("Prudential") for $200 million in cash, subject to certain balance sheet adjustments at closing. As a result, the nonstandard auto business results of operations were accounted for as discontinued operations for the year ended Dec. 31, 1999. Included in "discontinued operations -- gain on disposal, net of tax" in our 1999 statement of income was an estimated loss on the sale of approximately $83 million, which included the estimated results of operations through the disposal date. All prior period results of nonstandard auto have been reclassified to discontinued operations.

On May 1, 2000, we closed on the sale of our nonstandard auto business to Prudential, receiving total cash consideration of approximately $175 million (net of a $25 million dividend paid to our property-liability operations prior to closing). During 2000, we recorded an additional pretax loss of $16 million relating to this business.

The following table summarizes our discontinued operations, including our standard personal insurance business and nonstandard auto business, for the three-year period ended Dec. 31, 2000.

Year ended December 31                                   2000         1999        1998
                                                                 (In millions)

Operating loss, before income taxes                       $--        $ (13)       $(167)
Income tax benefit                                         --           (4)         (57)
                                                        -----        -----        -----
         Operating loss, net of taxes                      --           (9)        (110)
                                                        -----        -----        -----
Gain/(loss) on disposal, before income taxes              (25)         184           --
Income tax expense (benefit)                               (5)          90           --
                                                        -----        -----        -----
         Gain/(loss) on disposal, net of taxes            (20)          94           --
                                                        -----        -----        -----
         Gain/(loss) from discontinued operations       $ (20)       $  85        $(110)
                                                        -----        -----        -----
                                                        -----        -----        -----

15
Restructuring and Other Charges

Third Quarter 1999 Charge - In August 1999, we announced a cost reduction program designed to enhance our efficiency and effectiveness in a highly competitive environment. In the third quarter of 1999, we recorded a pretax charge of $60 million related to this program, including $25 million in employee-related costs, $33 million in occupancy-related costs and $2 million in equipment charges. The charge was included in "Operating and administrative expenses" in the 1999 statement of income and in "Property-liability insurance -- other" in the table titled "Income (Loss) from Continuing Operations Before Income Taxes and Cumulative Effect of Accounting Change" in Note 18.

The employee-related costs represented severance and related benefits such as outplacement counseling, vacation buy-out and medical coverage to be paid to terminated employees. The charge related to the anticipated termination of approximately 700 employees at all levels throughout the Company. Approximately 590 employees were terminated under this action.

The occupancy-related costs represented excess space created by the cost reduction action. The charge was calculated by determining the percentage of anticipated excess space, by location, and the current lease costs over the remaining lease period. The amounts payable under the existing leases were not discounted, and sublease income was included in the calculation only for those locations where sublease agreements were in place.

The equipment charges represented the elimination of personal computers directly related to the number of employees being severed under this cost reduction action and the elimination of network servers and other equipment resulting from this action. The amount was calculated as the net book value of this equipment less estimated sale proceeds.

All actions to be taken under this plan were completed in 2000.

The following presents a rollforward of 2000 activity related to this charge.

                          Original       Reserve                        Reserve
                           Pretax       at Dec. 31,                    at Dec. 31,
                           Charge          1999          Payments         2000
                                              (In millions)

Charges to earnings:
Employee-related            $ 25           $ 14            $(14)            $--
Occupancy-related             33             31              (7)             24
Equipment charges              2            N/A             N/A             N/A
                            ----           ----            ----            ----
         Total              $ 60           $ 45            $(21)           $ 24
                            ----           ----            ----            ----
                            ----           ----            ----            ----

Fourth Quarter 1998 Charge - Late in the fourth quarter of 1998, we recorded a pretax restructuring charge of $34 million. The majority of the charge, $26 million, related to the anticipated termination of approximately 520 employees in the following operations, Claims, Commercial Lines Group, Information Systems, Global Healthcare and Other Global Specialty. The remaining charge of $8 million related to costs to be incurred to exit lease obligations. The charge was reflected in "Operating and administrative expenses" in the 1998 statement of income and in "Property-liability insurance -- other" in the table titled "Income (Loss) from Continuing Operations Before Income Taxes and Cumulative Effect of Accounting Change" in Note 18.

Approximately 500 employees were terminated under this restructuring plan. Termination actions taking place under this plan were substantially completed by the end of 1999.

The following table provides information about the components of the charge taken in the fourth quarter of 1998, the balance of accrued amounts at Dec. 31, 2000 and 1999, and payment activity during the year ended Dec. 31, 2000. The table also reflects adjustments made to the reserve during 2000. We reduced the severance reserve by $2 million due to a number of voluntary terminations, which reduced the expected severance and outplacement payments to be made.

                         Original      Reserve                                       Reserve
                         Pretax        at Dec. 31,                                   at Dec. 31,
                         Charge        1999           Payments     Adjustments       2000
                                                         (In millions)

Charges to earnings:
Employee-related           $26              $ 3           $(1)          $(2)             $--
Occupancy-related            8                2            --            --                2
                           ---              ---           ---           ---              ---
         Total             $34              $ 5           $(1)          $(2)             $ 2
                           ---              ---           ---           ---              ---
                           ---              ---           ---           ---              ---

Second Quarter 1998 Charge - Related to our merger with USF&G (as discussed in
Note 2), we recorded a pretax charge to earnings of $292 million in 1998, primarily consisting of severance and other employee-related costs, facilities exit costs, asset impairments and transaction costs. We estimated that approximately 2,000 positions would be eliminated due to the combination of the two organizations, resulting from efficiencies to be realized by the larger organization and the elimination of redundant functions. All levels of employees, from technical staff to senior management, were affected by the reductions. Approximately 2,200 positions were eliminated, and the cost of termination benefits paid was $137 million. Termination actions taking place under this plan have been completed.

The following table provides information about the components of the charge taken in the second quarter of 1998, the balance of accrued amounts at Dec. 31, 2000 and 1999, and payment activity during the year ended Dec. 31, 2000. The table also reflects a $2 million adjustment to the executive severance reserve since certain executives covered under the USF&G Senior Executive Severance Plan remained with the Company and were no longer eligible to receive the amounts accrued.


                                    Original
                                     Pretax
                                     Charge
                                 (In millions)

Charges to earnings:
USF&G Corp. headquarters                 $36
Long-lived assets                         23
Software depreciation acceleration        10
Computer leases and equipment             10
Other equipment and furniture              8
                                         ---
         Subtotal                        $87
                                         ---
                                         ---

                                           Original    Reserve                                 Reserve
                                           Pretax      at Dec. 31,                             at Dec. 31,
                                           Charge      1999          Payments    Adjustments   2000
                                                                    (In millions)
Accrued charges subject to rollforward:
Executive severance                         $ 89       $  3            $ (1)        $ (2)        $--
Other severance                               52          1              (1)          --          --
Branch lease exit costs                       34         24              (7)          --          17
Transaction costs                             30         --              --           --          --
                                            ----       ----            ----         ----        ----
         Subtotal                            205         28              (9)          (2)         17
                                            ----       ----            ----         ----        ----
                  Total                     $292       $ 28            $ (9)        $ (2)       $ 17
                                            ----       ----            ----         ----        ----
                                            ----       ----            ----         ----        ----

On our 1998 Statement of Income, $269 million of the charge was recorded in the "Operating and administrative" expense caption and $23 million was recorded in the "Realized investment gains" revenue caption. The charge was recorded in the following captions in the table titled "Income (Loss) from Continuing Operations Before Income Taxes and Cumulative Effect of Accounting Change" in Note 18: $143 million in Property-liability insurance -- other; $14 million in Property-liability insurance -- realized gains; $9 million in Life insurance; and $126 million in Parent company, other operations and consolidating eliminations.

The following discussion provides more information regarding the rationale for, and calculation of, each component of the 1998 merger-related charge.

USF&G Corporate Headquarters - The Founders Building had been one of USF&G's headquarters buildings in Baltimore, MD. Upon consummation of the merger, it was determined that the headquarters for the combined entity would reside in St. Paul, MN, and that a significant number of personnel working in Baltimore would be terminated, thus vacating a substantial portion of the Founders Building. We developed a plan to lease that space to outside parties and thus categorized it as an "asset to be held or used" as defined in SFAS No. 121 for purposes of evaluating the potential impairment of its $64 million carrying value. That evaluation, based on the anticipated undiscounted future cash flows from potential lessees, indicated that an impairment in the carrying value had occurred, and the building was written down by $36 million to its fair value of $28 million. The writedown was reflected in our 1998 "Parent and other" results. We continue to depreciate this building over its estimated remaining life.

Long-Lived Assets - Upon consummation of the merger, we determined that several of USF&G's real estate investments were not consistent with our real estate investment strategy. A plan was developed to sell a number of apartment buildings and various other miscellaneous holdings, with an expected disposal date in 1999. In applying the provisions of SFAS No. 121 we determined that four of these miscellaneous investments should be written down to fair value, based on our plan to sell them. Fair value was determined based on a discounted cash flow analysis, or based on market prices for similar assets. The impairment writedown was reflected in our 1998 Statement of Income in "Realized investment gains." The investments are as follows:

1. Description of investment: Percentage rents retained after sale of a portfolio of stores to a third party.

         Carrying amount: $22 million prior to writedown of $17 million; after adjusting for payments received since the writedown, the current amount is $3 million, with $2.4 million held in our Property-liability Investment segment and $0.4 million held in our Life Insurance segment.

         We are currently in negotiations with a potential buyer for this asset.

2. Description of investment: 138-acre land parcel in New Jersey, with farm buildings being rented out.

         Carrying amount: $5 million prior to writedown of $2 million; sold in 1999 with a pretax realized loss of $1 million.

3. Description of investment: Receivable representing cash flow guarantee payments related to real estate partnerships.

         Carrying amount: $5 million prior to writedown of $2 million; sold in 1999 with no further gain or loss.

4. Description of investment: Limited partnership interests in three citrus groves.

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

Executive Severance - Represented the obligations The St. Paul was required to pay in accordance with the USF&G Senior Executive Severance Plan in place at the time of the merger. The plan provided for payments to participants in the event the participant was terminated without cause by the company or for good reason by the participant within two years of the effective date of a transaction covered by the plan.

Other Severance - Represented severance and related benefits such as outplacement counseling, vacation buy-out and medical coverage to be paid to terminated employees not covered under the USF&G Senior Executive Severance Plan.

Branch Lease Exit Costs - As a result of the merger, excess space was created in several locations due to the anticipated staff reduction in the combined organization. The charge for branch lease exit costs was calculated by determining the percentage of anticipated excess space at each site and the current lease costs over the remaining lease period. In certain locations, the lease was expected to be terminated. For leases not expected to be terminated, the amount of expenses included in the charge was calculated as the percentage of excess space (20% to 100%) multiplied by the net of: remaining rental payments plus capitalized leasehold improvements less actual sub-lease income. No amounts were discounted to present value in the calculation.

Transaction Costs - This amount consisted of registration fees, costs of furnishing information to stockholders, consultant fees, investment banker fees, and legal and accounting fees.

16
Reinsurance

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

The largest concentrations of our total reinsurance recoverables and ceded unearned premiums at Dec. 31, 2000 were with General Reinsurance Corporation ("Gen Re") and Metropolitan Property and Casualty Insurance Company ("Metropolitan"). Gen Re (with approximately 28% of our recoverables) is rated "A+ +" by A.M. Best, "Aaa" by Moody's and "AAA" by Standard & Poor's for its financial strength. Metropolitan (with approximately 10% of our recoverables) is rated "A" by A.M. Best, "Aa3" by Moody's and "AA" by Standard & Poor's for its financial strength.

During each of the years 2000 and 1999, we entered into two aggregate excess-of-loss reinsurance treaties. One of these treaties in each year was corporate-wide, with coverage triggered when our insurance losses and LAE across all lines of business reached a certain level, as prescribed by terms of the treaty (the "corporate program"). Additionally, our Reinsurance segment benefited from cessions made under a separate treaty in each year unrelated to the corporate treaty. The combined impact of these treaties (together, the "reinsurance treaties") is included in the table that follows.

Year ended December 31                                   2000       1999
                                                          (In millions)
Corporate program:
         Ceded written premiums                          $419       $211

         Ceded losses and loss adjustment expenses        709        384
         Ceded earned premiums                            419        211
                                                         ----       ----
                  Net pretax benefit                      290        173
                                                         ----       ----
Reinsurance segment treaty:
         Ceded written premiums                            55         62

         Ceded losses and loss adjustment expenses        122        150
         Ceded earned premiums                             55         62
                                                         ----       ----
                  Net pretax benefit                       67         88
                                                         ----       ----
Combined total:
         Ceded written premiums                           474        273

         Ceded losses and loss adjustment expenses        831        534
         Ceded earned premiums                            474        273
                                                         ----       ----
                  Net pretax benefit                     $357       $261
                                                         ----       ----
                                                         ----       ----

The effect of assumed and ceded reinsurance on premiums written, premiums earned and insurance losses, loss adjustment expenses and life policy benefits is as follows (including the impact of the reinsurance treaties).

Year ended December 31                                            2000           1999           1998
                                                                             (In millions)
PREMIUMS WRITTEN
Direct                                                         $ 6,219        $ 4,622        $ 4,569
Assumed                                                          2,064          1,645          1,380
Ceded                                                           (2,399)        (1,155)          (673)
                                                               -------        -------        -------
         Net premiums written                                  $ 5,884        $ 5,112        $ 5,276
                                                               -------        -------        -------
                                                               -------        -------        -------
PREMIUMS EARNED
Direct                                                         $ 5,819        $ 4,621        $ 4,796
Assumed                                                          2,019          1,537          1,372
Ceded                                                           (2,246)        (1,055)          (734)
                                                               -------        -------        -------
         Net premiums earned                                     5,592          5,103          5,434
Life                                                               306            187            119
                                                               -------        -------        -------
         Total premiums earned                                 $ 5,898        $ 5,290        $ 5,553
                                                               -------        -------        -------
                                                               -------        -------        -------
INSURANCE LOSSES, LOSS ADJUSTMENT
 EXPENSES AND POLICY BENEFITS
Direct                                                         $ 4,068        $ 3,532        $ 4,095
Assumed                                                          1,798          1,124            910
Ceded                                                           (1,953)          (936)          (540)
                                                               -------        -------        -------
         Net insurance losses and
          loss adjustment expenses                               3,913          3,720          4,465
Life policy benefits                                               494            367            273
                                                               -------        -------        -------
         Total net insurance losses, loss
          adjustment expenses and policy benefits              $ 4,407        $ 4,087        $ 4,738
                                                               -------        -------        -------
                                                               -------        -------        -------

17
Statutory Accounting Practices

Our underwriting operations are required to file financial statements with state and foreign regulatory authorities. The accounting principles used to prepare these statutory financial statements follow prescribed or permitted accounting principles, which differ from GAAP. Prescribed statutory accounting practices include state laws, regulations and general administrative rules issued by the state of domicile as well as a variety of publications and manuals of the National Association of Insurance Commissioners ("NAIC"). Permitted statutory accounting practices encompass all accounting practices not so prescribed, but allowed by the state of domicile, none of which are material to statutory surplus at Dec. 31, 2000.

On a statutory accounting basis, our property-liability underwriting operations reported net income of $1.2 billion in 2000, $945 million in 1999 and $196 million in 1998. Our life insurance operations reported statutory net income
(loss) of $(20) million, $(28) million and $24 million in 2000, 1999 and 1998, respectively. Statutory surplus (shareholder's equity) of our property-liability underwriting operations was $6.3 billion and $5.5 billion as of Dec. 31, 2000 and 1999, respectively. Statutory surplus of our life insurance operation was $244 million and $206 million as of Dec. 31, 2000 and 1999, respectively.

The NAIC has published revised statutory accounting policies in connection with its codification project which became effective Jan. 1, 2001. We cannot at this time reasonably estimate the impact of codification on our combined statutory surplus or statutory net income, however we do not expect the implementation of codification to impair our risk-based capital or dividend-paying ability.

18
Segment Information

We have eight reportable segments in our insurance operations, which consist of Commercial Lines Group, Global Healthcare, Global Surety, Other Global Specialty, International, Reinsurance, Property-Liability Investment Operations, and Life Insurance. The insurance operations are managed separately because each targets different customers and requires different marketing strategies. We also have an Asset Management segment, consisting of our majority ownership in The John Nuveen Company.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. We evaluate performance based on underwriting results for our property-liability insurance segments, investment income and realized gains for our investment operations, and on pretax operating results for the life insurance and asset management segments. Property-liability underwriting assets are reviewed in total by management for purposes of decision-making. We do not allocate assets to these specific underwriting segments. Assets are specifically identified for our life insurance and asset management segments.

Geographic Areas - The following summary presents financial data of our continuing operations based on their location.

Year ended December 31          2000         1999        1998
                                         (In millions)
REVENUES
U.S.                          $7,428       $6,762       $6,914
Non-U.S.                       1,180          807          794
                              ------       ------       ------
         Total revenues       $8,608       $7,569       $7,708
                              ------       ------       ------
                              ------       ------       ------

Segment Information - The summary on the next page presents revenues and pretax income from continuing operations for our reportable segments. In the first quarter of 2000, we implemented a new segment reporting structure for our property-liability insurance business following the fourth-quarter 1999 realignment of our primary insurance underwriting operations into a Global Specialty Practices organization. As part of that realignment, a portion of our non-U.S. primary insurance business is now included in the respective business segment to which it pertains, which differs from our prior practice of including all non-U.S. business in the International segment. Our Global Specialty segments are managed on a global basis. Under our new segment structure, our International segment includes our operations at Lloyd's, insurance business that we do not manage on a global basis (primarily standard commercial business in international markets) and Unionamerica, MMI's international business. Also, our Global Healthcare underwriting operation is now reported as a separate business segment, which differs from its prior classification as a component of the Specialty Commercial segment. This change reflects the increasing size of this business, including MMI's U.S. business, relative to our total underwriting operations. Finally, we reclassified our Construction business center, previously included in the Commercial Lines Group segment, to our Other Global Specialty segment, to reflect the more specialized nature of this business. All prior periods presented have been revised to reflect these reclassifications.

In 1999, we sold our standard personal insurance business. In 2000, we sold our nonstandard auto business. For 1998, as originally reported, these two operations were combined and reported as the Personal Insurance segment. Both of these operations have been accounted for as discontinued operations for all periods presented and are not included in our segment data.

The revenues of our Life Insurance and Asset Management segments include their respective investment income and realized investment gains. The table also presents identifiable assets for our property-liability underwriting operations in total, and our Life Insurance and Asset Management segments. Included in the table amounts are Life Insurance segment revenues of $149 million, $92 million and $47 million for the years ended Dec. 31, 2000, 1999 and 1998, respectively, related to structured settlement annuities sold primarily to our Commercial Lines Group segment.


Year ended December 31                                                  2000        1999         1998
                                                                                (In millions)

REVENUES FROM CONTINUING OPERATIONS
Underwriting:
         Commercial Lines Group                                       $1,585       $1,516       $1,856
         Global Healthcare                                               626          645          606
         Global Surety                                                   410          387          345
         Other Global Specialty                                        1,347        1,354        1,339
         International                                                   434          282          249
                                                                      ------       ------       ------
                  Total primary insurance operations                   4,402        4,184        4,395
         Reinsurance                                                   1,190          919        1,039
                                                                      ------       ------       ------
                  Total underwriting                                   5,592        5,103        5,434
Investment operations:
         Net investment income                                         1,247        1,256        1,293
         Realized investment gains                                       624          274          188
                                                                      ------       ------       ------
                  Total investment operations                          1,871        1,530        1,481
Other                                                                     95           73           64
                                                                      ------       ------       ------
                  Total property-liability insurance                   7,558        6,706        6,979
Life insurance                                                           636          476          393
Asset management                                                         376          353          308
                                                                      ------       ------       ------
                  Total reportable segments                            8,570        7,535        7,680
Parent company, other operations and consolidating eliminations           38           34           28
                                                                      ------       ------       ------
                  Total revenues                                      $8,608       $7,569       $7,708
                                                                      ------       ------       ------
                                                                      ------       ------       ------
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES AND
 CUMULATIVE EFFECT OF ACCOUNTING CHANGE
Underwriting:
         Commercial Lines Group                                      $    99      $  (172)     $  (592)
         Global Healthcare                                              (244)         (70)        (126)
         Global Surety                                                    51           40           76
         Other Global Specialty                                           (9)        (243)        (188)
         International                                                  (100)         (59)         (58)
                                                                      ------       ------       ------
                  Total primary insurance operations                    (203)        (504)        (888)
         Reinsurance                                                    (106)          79            7
                                                                      ------       ------       ------
                  Total underwriting                                    (309)        (425)        (881)
Investment operations:
         Net investment income                                         1,247        1,256        1,293
         Realized investment gains                                       624          274          188
                                                                      ------       ------       ------
                  Total investment operations                          1,871        1,530        1,481
Other                                                                    (95)        (134)        (302)
                                                                      ------       ------       ------
                  Total property-liability insurance                   1,467          971          298
Life insurance                                                            53           66           21
Asset management                                                         135          123          104
                                                                      ------       ------       ------
                  Total reportable segments                            1,655        1,160          423
Parent company, other operations and consolidating eliminations         (202)        (143)        (303)
                                                                      ------       ------       ------
                  Total income from continuing operations before
                   income taxes and cumulative effect of
                   accounting change                                  $1,453       $1,017       $  120
                                                                      ------       ------       ------
                                                                      ------       ------       ------


December 31                                                              2000          1999
                                                                          (In millions)
IDENTIFIABLE ASSETS
Property-liability insurance                                         $33,508        $31,823
Life insurance                                                         6,290          5,624
Asset management                                                         650            591
                                                                     -------        -------
                  Total reportable segments                           40,448         38,038
Parent company, other operations, consolidating
 eliminations and discontinued operations                                627            517
                                                                     -------        -------
                  Total assets                                       $41,075        $38,555
                                                                     -------        -------
                                                                     -------        -------

Note 15, "Restructuring and Other Charges," describes charges we recorded during 1999 and 1998, and where they are included in the above tables.

The $215 million 1998 provision to strengthen loss reserves is recorded as follows: $159 million in Commercial Lines Group; $1 million in Global Healthcare; and $55 million in Other Global Specialty.

Also included in the 1998 life insurance caption is a $41 million charge to reduce the carrying value of deferred policy acquisition costs, as discussed in more detail in Note 6 "Deferred Policy Acquisition Costs."

19
Comprehensive Income

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


                                                                                              Income Tax
Year ended December 31, 2000                                                      Pretax        Effect        After-Tax
                                                                                             (In millions)

Unrealized appreciation arising during period                                     $ 902          $ 318          $ 584
Less: reclassification adjustment for realized gains included in net income         595            208            387
                                                                                  -----          -----          -----
         Net change in unrealized appreciation                                      307            110            197
                                                                                  -----          -----          -----
         Net change in unrealized loss on foreign currency translation              (41)             1            (42)
                                                                                  -----          -----          -----
                  Total other comprehensive income                                $ 266          $ 111          $ 155
                                                                                  -----          -----          -----
                                                                                  -----          -----          -----

                                                                                              Income Tax
Year ended December 31, 1999                                                      Pretax        Effect        After-Tax
                                                                                             (In millions)
Unrealized depreciation arising during period                                     $(457)         $(159)         $(298)
Less: reclassification adjustment for realized gains included in net income         248             87            161
                                                                                  -----          -----          -----
         Net change in unrealized appreciation                                     (705)          (246)          (459)
                                                                                  -----          -----          -----
         Net change in unrealized loss on foreign currency translation              (10)             2            (12)
                                                                                  -----          -----          -----
                  Total other comprehensive loss                                  $(715)         $(244)         $(471)
                                                                                  -----          -----          -----
                                                                                  -----          -----          -----

                                                                                              Income Tax
Year ended December 31, 1998                                                    Pretax          Effect        After-Tax
                                                                                             (In millions)
Unrealized appreciation arising during period                                     $ 459          $ 163          $ 296
Less: reclassification adjustment for realized gains included in net income         177             62            115
                                                                                  -----          -----          -----
         Net change in unrealized appreciation                                      282            101            181
                                                                                  -----          -----          -----
         Net change in unrealized loss on foreign currency translation                8             (2)            10
                                                                                  -----          -----          -----
                  Total other comprehensive income                                $ 290          $  99          $ 191
                                                                                  -----          -----          -----
                                                                                  -----          -----          -----

20
Quarterly Results of Operations (Unaudited)

The following is an unaudited summary of our quarterly results for the last two years.


                                                                                First        Second          Third        Fourth
2000                                                                           Quarter       Quarter        Quarter       Quarter
                                                                                     (In millions, except per share data)

Revenues                                                                       $2,253         $2,105         $2,031         $2,219
Income from continuing operations                                                 362            219            230            202
Discontinued operations                                                            (4)            (7)             1            (10)
Net income                                                                        358            212            231            192
Earnings per common share:
Basic:
         Income from continuing operations                                       1.62           1.01           1.04           0.90
         Discontinued operations                                                (0.02)         (0.03)           --           (0.03)
                  Net income                                                     1.60           0.98           1.04           0.87
Diluted:
         Income from continuing operations                                       1.53           0.95           0.98           0.86
         Discontinued operations                                                (0.02)         (0.03)           --           (0.03)
                  Net income                                                     1.51           0.92           0.98           0.83


                                                                                First        Second          Third        Fourth
1999                                                                           Quarter       Quarter        Quarter       Quarter
                                                                                     (In millions, except per share data)

Revenues                                                                       $1,909         $1,933         $1,785         $1,942
Income from continuing operations after effect
 of accounting change                                                             167            219            137            226
Discontinued operations                                                            (2)           (15)           190            (88)
Net income                                                                        165            204            327            138
Earnings per common share:
         Basic:
                  Income from continuing operations after effects
                   of accounting change                                          0.71           0.96           0.59           0.98
                  Discontinued operations                                       (0.01)         (0.07)          0.84          (0.38)
                           Net income                                            0.70           0.89           1.43           0.60
         Diluted:
                  Income from continuing operations after effects
                   of accounting change                                          0.68           0.90           0.56           0.93
                  Discontinued operations                                       (0.01)         (0.06)          0.78          (0.36)
                           Net income                                            0.67           0.84           1.34           0.57


MANAGEMENT'S DISCUSSION AND ANALYSIS




Consolidated Overview

Earnings increase in 2000 as competitive landscape improves

In recent years, The St. Paul has taken aggressive and wide-ranging actions to establish a specialty identity in the global insurance marketplace, while improving efficiency and building the foundation for profitable growth through a renewed commitment to quality in our pursuit of new business. In 2000, the success of those actions was evident in our ability to capitalize on our competitive advantages in a rapidly improving pricing environment. We achieved premium growth in virtually all of our underwriting segments in 2000, as we continued to identify new opportunities to apply our focused, specialty underwriting approach in commercial insurance markets worldwide.

The following table summarizes our results for each of the last three years.

Year ended December 31                                                                   2000           1999            1998
                                                                                         (In millions, except per share data)
Pretax income (loss):
         Property-liability insurance                                                 $ 1,467        $   971        $   298
         Life insurance                                                                    53             66             21
         Asset management                                                                 135            123            104
         Parent company and other operations                                             (202)          (143)          (303)
                                                                                      -------        -------        -------
                  Pretax income from continuing operations                              1,453          1,017            120
Income tax expense (benefit)                                                              440            238            (79)
                                                                                      -------        -------        -------
                  Income from continuing operations before cumulative effect of
                   accounting change                                                    1,013            779            199

Cumulative effect of accounting change, net of taxes                                       --            (30)            --
                                                                                      -------        -------        -------
         Income from continuing operations                                              1,013            749            199
Discontinued operations, net of taxes                                                     (20)            85           (110)
                                                                                      -------        -------        -------
                  Net income                                                          $   993        $   834        $    89
                                                                                      -------        -------        -------
                                                                                      -------        -------        -------
                  Per share (diluted)                                                 $  4.24        $  3.41        $  0.32
                                                                                      -------        -------        -------
                                                                                      -------        -------        -------

The 43% growth in pretax income from continuing operations in 2000 was driven by a significant increase in realized investment gains and an improvement in property-liability underwriting results. Our property-liability results in 2000 and 1999 included pretax benefits of $357 million and $261 million, respectively, from aggregate excess-of-loss reinsurance treaties, as described on page 23 of this report. Pretax income in 1999 was reduced by a $60 million charge related to a cost reduction program.

In our life insurance operation ("F&G Life"), where investment impairment losses resulted in a decline in pretax income from 1999, product sales in excess of $1 billion nonetheless led to another year of strong operating results. The diverse range of high-quality investment products offered by The John Nuveen Company, our asset management subsidiary, became increasingly attractive to affluent investors in a volatile market environment in 2000, contributing to record earnings for the sixth consecutive year. The increase in the "parent company and other operations" pretax loss in 2000 was largely due to expenses associated with a stock compensation plan for certain corporate executives and an increase in advertising and interest expenses.

In 1998, our pretax income from continuing operations was reduced by earnings charges totaling $582 million, which consisted of the following components:

- $292 million of charges related to our merger with USF&G Corporation
  ("USF&G");

- a $215 million provision to strengthen loss reserves;

- a $41 million writedown of F&G Life's deferred acquisition cost asset; and

- $34 million of expenses related to the restructuring of our commercial insurance operations.

These charges were recorded in our 1998 results as follows: $406 million in property-liability insurance operations; $50 million in our life insurance segment; and $126 million in "parent company and other operations." Excluding the impact of these charges in 1998, our 1999 pretax income from continuing operations was $315 million, or 45%, higher than the 1998 total, reflecting the benefit of reinsurance treaties, efficiencies realized from the USF&G merger and marked improvement in several of our property-liability underwriting segments.

CONSOLIDATED REVENUES

The following table summarizes the source of our consolidated revenues from continuing operations for the last three years.

Year ended December 31                   2000           1999          1998
                                                    (In millions)
Insurance premiums earned:
         Property-liability           $ 5,592        $ 5,103         $ 5,434
         Life                             306            187             119
Net investment income                   1,616          1,557           1,571
Realized investment gains                 607            277             201
Asset management                          356            340             302
Other                                     131            105              81
                                      -------        -------         -------
         Total revenues               $ 8,608        $ 7,569         $ 7,708
                                      -------        -------         -------
         Change from prior year            14%            (2%)

The strong growth in revenues over 1999 was centered in our property-liability operations, where price increases, new business and two acquisitions were the primary factors driving a 10% increase in insurance premiums earned. Excluding the impact of the aggregate excess-of-loss reinsurance treaties in both 2000 and 1999, property-liability insurance premiums in 2000 grew 13% over 1999. Strong returns generated by our venture capital investments accounted for the $330 million increase in realized investment gains over 1999. The slight increase in net investment income in 2000 was due to 19% growth in our life insurance segment, which more than offset a slight decline in our property-liability operations. In 1999, the 2% decline in consolidated revenues from 1998 was almost entirely due to $273 million of premiums ceded under the reinsurance treaties.

2000 ACQUISITIONS

In April 2000, we completed our acquisition of MMI Companies, Inc. ("MMI"), an international healthcare risk services company that provides integrated products and services in operational consulting, clinical risk management, and insurance in the U.S. and London markets. The acquisition was accounted for as a purchase for a total cost of approximately $206 million in cash and the assumption of $165 million of MMI debt and capital securities. Approximately $101 million of the purchase price represented goodwill. We recorded a pretax charge of $28 million related to the purchase, consisting of $24 million of occupancy-related costs for leased space to be vacated and $4 million of employee-related costs for the anticipated termination of approximately 130 positions.

The results of MMI's domestic U.S. operations are reported in our Global Healthcare segment, and the results of MMI's U.K.-based operation, Unionamerica Insurance Company Limited ("Unionamerica"), are included in our International segment. MMI added the following amounts to our property-liability results of operations in 2000.

                              2000
                          (In millions)
Written premiums             $ 197
Earned premiums                264
GAAP underwriting loss        (319)
Net investment income           55

In February 2000, we completed our acquisition of Pacific Select Insurance Holdings, Inc. ("Pacific Select"), a California company that sells earthquake insurance coverages to homeowners in that state. We accounted for the acquisition as a purchase at a cost of approximately $37 million. Pacific Select's results of operations from the date of acquisition are included in the Catastrophe Risk business center of our Commercial Lines Group segment. Pacific Select contributed $21 million of net written premiums and $17 million of GAAP underwriting profits to our 2000 results.

DISCONTINUED OPERATIONS

In May 2000, we completed the sale of our nonstandard auto insurance operations to Prudential Insurance Company of America ("Prudential"). In 1999, we sold our standard personal insurance operations to Metropolitan Property and Casualty Insurance Company ("Metropolitan"). The results of the operations sold are reflected as discontinued operations for all periods presented in this report.

The following table presents the components of discontinued operations reported in our consolidated statement of income for each of the last three years.

Year ended December 31                                     2000         1999        1998
                                                                    (In millions)
NONSTANDARD AUTO INSURANCE:
         Operating income, net of taxes                    $ --         $ 13        $  10
         Loss on disposal, net of taxes                      (9)         (83)          --
                                                           ----         ----        -----
                  Total nonstandard auto insurance           (9)         (70)          10
                                                           ----         ----        -----
STANDARD PERSONAL INSURANCE:
         Operating loss, net of taxes                        --          (22)        (120)
         Gain (loss) on disposal, net of taxes              (11)         177           --
                                                           ----         ----        -----
                  Total standard personal insurance         (11)         155         (120)
                                                           ----         ----        -----
                  Total discontinued operations            $(20)        $ 85        $(110)
                                                           ----         ----        -----
                                                           ----         ----        -----

Nonstandard Auto Insurance - Prudential purchased the nonstandard auto insurance business marketed under the Victoria Financial and Titan Auto brands for $175 million in cash (net of a $25 million dividend paid by these operations to our property-liability insurance operations prior to closing). We recorded an estimated after-tax loss of $83 million on the sale in 1999, representing the estimated excess of carrying value of these entities at closing date over proceeds to be received from the sale, plus estimated income through the disposal date. This excess primarily consisted of goodwill. We recorded an additional after-tax loss on disposal of $9 million in 2000, primarily representing additional losses incurred through the disposal date in May.

Standard Personal Insurance - In 1999, Metropolitan purchased Economy Fire & Casualty Company and subsidiaries ("Economy"), as well as the rights and interests in those policies constituting our remaining standard personal insurance operations. Those rights and interests were transferred to Metropolitan by way of a reinsurance and facility agreement (the "Reinsurance Agreement"), pursuant to which we transferred assets of approximately $325 million to Metropolitan, representing the estimated unearned premium on the policies in force.

The Reinsurance Agreement related solely to the non-Economy standard personal insurance policies and was entered into solely as a means of accommodating Metropolitan through a transition period. The Reinsurance Agreement allows Metropolitan to write non-Economy business on our policy forms while Metropolitan obtains the regulatory license, form and rate approvals necessary to write non-Economy business through their own insurance subsidiaries. Any business written on our policy forms during this transition period is then fully ceded to Metropolitan under the Reinsurance Agreement. We recognized no gain or loss on the inception of the Reinsurance Agreement and will not incur any net revenues or expenses related to the Reinsurance Agreement. All economic risk of post-sale activities related to the Reinsurance Agreement has been transferred to Metropolitan. We anticipate that Metropolitan will pay all claims incurred related to this Reinsurance Agreement. In the event Metropolitan is unable to honor their obligations to us, we will pay these amounts.

As part of the sale to Metropolitan, we guaranteed the adequacy of Economy's loss and loss expense reserves. Under that guarantee, we will pay for any deficiencies in those reserves and will share in any redundancies that develop by Sept. 30, 2002. We remain liable for claims on non-Economy policies that result from losses occurring prior to closing. By agreement, Metropolitan will adjust those claims and share in redundancies in related reserves that may develop. As of Dec. 31, 2000, we had determined that we could not reasonably estimate to any probable certainty whether any deficiency or redundancy existed in the pre-sale reserves and we have not recorded a liability or receivable related to those reserves. Any losses we incur under these agreements will be reflected in discontinued operations in the period they are incurred. We have no other contingent liabilities related to the sale.

We recorded a pretax gain of $258 million on the sale in 1999, consisting of the following components: a gain on disposal of $130 million and a $128 million pretax gain on discontinued operations, which included a $145 million reduction in insurance loss and loss adjustment reserves. The reserve reduction in 1999 was caused by a number of factors. During 1999, we had begun to see the favorable impact of certain corrective actions taken during 1998 in these operations. The loss reserving process and evaluation in 1999 was also influenced by the integration of The St. Paul and USF&G claim operations and practices, as well as the related consolidation of loss reserve data, systems and actuarial staff. Additionally, considering the pending sale and its economic consequences, these reserves were evaluated at a more detailed level prior to the sale. All of these factors influenced our conclusion to change our best estimate of required reserves at Sept. 30, 1999. Included in the calculation of our gain on disposal in 1999 was a pretax charge of $32 million for costs directly associated with the decision to dispose of these operations. These costs included $14 million of employee-related costs, $8 million of occupancy-related costs, $7 million of transaction costs and $3 million of other miscellaneous costs.

In 2000, we recorded an $11 million reduction in the after-tax gain on disposal, representing $7 million of additional development on non-Economy losses occurring prior to closing, and $4 million of adjustments to the tax expense recorded on the gain on disposal.

ELIMINATION OF ONE-QUARTER REPORTING LAG FOR ST. PAUL RE - UK

In the first quarter of 2000, we eliminated the one-quarter reporting lag for our reinsurance operations based in the United Kingdom ("St. Paul Re - UK") and now report the results of those operations on a current basis. As a result, our consolidated results for 2000 include St. Paul Re - UK's results for the fourth quarter of 1999 and all of 2000. The incremental impact on our operations of eliminating the reporting lag, which consists of St. Paul Re - UK's results for the three months ended Dec. 31, 2000, was not material to our results of operations for the year ended Dec. 31, 2000.

USF&G MERGER CHARGES

In April 1998, we merged with USF&G, a Baltimore, Md.-based insurance holding company, in a tax-free exchange of stock accounted for as a pooling of interests.

We recorded $292 million of merger-related charges in 1998, resulting from management's comprehensive review of the two companies as part of formulating an integration plan to merge their respective operations. The review identified redundant job functions, staffing levels, geographical locations, leased space and technology platforms. The merger-related charges consisted of the following components.

- $141 million of severance and other employee-related expenses. We estimated that approximately 2,000 positions would be eliminated due to the combination of the two organizations, affecting all levels of employees from senior management to technical staff. Approximately 2,200 positions were eliminated, and $137 million in severance and other employee-related costs were paid.

- $70 million of facilities exit costs, consisting of a $36 million writedown in the carrying value of a former USF&G headquarters building in Baltimore and $34 million of expenses related to the consolidation of redundant branch office locations. Through Dec. 31, 2000, we had paid $17 million of branch lease exit costs.

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

CUMULATIVE EFFECT OF ACCOUNTING CHANGE

Our net income in 1999 included a pretax expense of $46 million ($30 million after-tax), representing the cumulative effect of adopting the AICPA's Statement of Position ("SOP") 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments." The SOP provides guidance for recognizing and measuring liabilities for guaranty and other insurance-related assessments. In the third quarter of 1999, the State of New York enacted a law which changed its assessment method from a loss-based assessment method to a written premium-based method. As a result, we reduced our previously recorded pretax accrual by $12 million, which was recorded in income from continuing operations. The accrual is expected to be disbursed as assessed during a period of up to 30 years.

GLOBAL SPECIALTY REPORTING STRUCTURE

At the beginning of 2000, we implemented a new segment reporting structure for our property-liability insurance business following the fourth-quarter 1999 realignment of our primary insurance underwriting operations into a "Global Specialty Practices" organization. The most significant change involved the inclusion of certain non-U.S. primary business in the respective business segment to which it pertains, which differed from our prior practice of including all non-U.S. business in our International segment. In addition, our Construction business center was moved from the Commercial Lines Group segment to the Other Global Specialty segment, and our Global Healthcare operations are now reported as a separate business segment. The new reporting format is more closely aligned with the global management of the majority of our specialty insurance products and services. Our International segment includes our operations at Lloyd's and insurance business that we do not manage on a global basis, primarily standard commercial business in international markets. The International segment also includes the results of MMI's U.K.-based operation, Unionamerica. All data for 1999 and 1998 is presented on a basis consistent with our new reporting structure.

The following pages include a detailed discussion of the 2000 results produced by our six distinct business segments that underwrite property-liability insurance and provide related services for particular market sectors. We also review the performance of our property-liability underwriting operations' investment segment. After the property-liability discussion, we discuss the results for F&G Life and The John Nuveen Company.

Property-Liability Insurance Overview

Price increases, underwriting discipline lead to better results in 2000; success of specialty focus evident in new business growth and improved efficiency

After many years of intense competitive pressures, during which pricing levels throughout the property-liability industry failed to keep pace with rising loss costs, the pricing environment improved in virtually all market sectors in 2000. As operating conditions improved, we capitalized on the specialty underwriting focus we have honed over the last several years, achieving significant business growth in many of our targeted specialty commercial market sectors. At the same time, the efficiencies realized from our new global organizational structure, streamlined field operations and cost-reduction efforts were also evident in our 2000 results. Our corporate reinsurance program also played a role in our improvement over 1999.

WRITTEN PREMIUMS

The following table summarizes our reported written premiums for the last three years.

Year ended December 31                     2000           1999            1998
                                                  (Dollars in millions)
Written premiums                        $ 5,884        $ 5,112         $ 5,276
Percentage change from prior year            15%            (3%)

Our reported totals in 2000 and 1999 were reduced by $474 million and $273 million, respectively, for premiums transferred, or "ceded," under specific reinsurance treaties described in more detail below. Excluding the impact of those cessions, 2000 written premiums totaled $6.36 billion, 18% higher than comparable 1999 premium volume of $5.38 billion. The nearly $1 billion increase over 1999 was primarily due to price increases and new business throughout most of our underwriting segments and the addition of MMI, which accounted for $197 million of written premiums subsequent to its acquisition in April. The adjusted 1999 total was 2% higher than 1998 premium volume, due to new business in our International and Global Surety segments, which offset premium declines in our Commercial Lines Group.

UNDERWRITING RESULT

The GAAP underwriting result, a common measurement of a property-liability insurer's performance, represents premiums earned less losses incurred and underwriting expenses. The statutory combined ratio, representing the sum of the loss ratio and expense ratio, is also a common measure of underwriting performance. The lower the ratio, the better the result. The following table summarizes our reported underwriting results and combined ratios for the last three years.

Year ended December 31                          2000         1999          1998
                                                     (Dollars in millions)
GAAP underwriting result                     $ (309)       $ (425)       $ (881)

Loss and loss adjustment expense ratio         70.0          72.9          82.2
Underwriting expense ratio                     34.8          35.0          35.2
                                             ------        ------        ------
         Statutory combined ratio             104.8         107.9         117.4
                                             ------        ------        ------
                                             ------        ------        ------

Our reported underwriting results in both 2000 and 1999 benefited from the impact of separate aggregate excess-of-loss reinsurance treaties that we entered into effective Jan. 1 of each year (the "corporate program"). Coverage under the corporate program treaties was triggered when our insurance losses and loss adjustment expenses spanning all segments of our business reached a certain level prescribed by terms of the treaties. In addition, our Reinsurance segment results in both years benefited from separate aggregate excess-of-loss reinsurance treaties unrelated to the corporate program. All of these treaties are collectively referred to hereafter as the "reinsurance treaties."

Under terms of the reinsurance treaties, we transferred, or "ceded," insurance losses and loss adjustment expenses to our reinsurers, along with the related written and earned premiums. For the corporate program, we paid the ceded earned premiums shortly after coverage under the treaties was invoked. We will recover the ceded losses and loss adjustment expenses from our reinsurer as we settle the related claims, which may occur over several years. For the separate Reinsurance segment treaties, we remit the premiums ceded (plus accrued interest) to our counterparty when the related losses and loss adjustment expenses are settled. The reinsurance treaties impacted our reported results as follows.

Year ended December 31                                   2000        1999
                                                           (In millions)
CORPORATE PROGRAM:
         Ceded written premiums                          $419       $211

         Ceded losses and loss adjustment expenses        709        384
         Ceded earned premiums                            419        211
                                                         ----       ----
                  Net pretax benefit                      290        173
                                                         ----       ----
REINSURANCE SEGMENT TREATY:
         Ceded written premiums                            55         62

         Ceded losses and loss adjustment expenses        122        150
         Ceded earned premiums                             55         62
                                                         ----       ----
                  Net pretax benefit                       67         88
                                                         ----       ----
COMBINED TOTAL:
         Ceded written premiums                           474        273

         Ceded losses and loss adjustment expenses        831        534
         Ceded earned premiums                            474        273
                                                         ----       ----
                  Net pretax benefit                     $357       $261
                                                         ----       ----
                                                         ----       ----

The combined pretax benefit (detriment) of the reinsurance treaties was allocated to our business segments as follows.

Year ended December 31                             2000         1999
                                                     (In millions)
Commercial Lines Group                            $ (18)       $  98
Global Healthcare                                    42         --
Global Surety                                        18         --
Other Global Specialty                               92         --
International                                        96         --
                                                  -----        -----
         Total Primary Insurance                    230           98
Reinsurance                                         127          163
                                                  -----        -----
         Total Property-Liability Insurance       $ 357        $ 261
                                                  -----        -----
                                                  -----        -----

Excluding the reinsurance treaty benefits from both years, our 2000 underwriting loss of $666 million was slightly better than the 1999 loss of $686 million. Significant improvements in our Commercial Lines Group and Other Global Specialty segments were offset by deterioration in our Global Healthcare, International and Reinsurance segments. Our reported underwriting loss of $881 million in 1998 included a $215 million provision to strengthen loss reserves after our merger with USF&G, as discussed in more detail on page 35 of this report.

The reinsurance treaties and several other factors had a significant impact on our reported loss and expense ratios, as detailed in the following discussion.

Loss Ratio - The loss ratio measures insurance losses and loss adjustment expenses incurred as a percentage of earned premiums. Excluding the reinsurance treaty benefits, our 2000 reported loss ratio of 70.0 rises to an adjusted ratio of 78.2, and our 1999 reported loss ratio of 72.9 rises to an adjusted ratio of
79.1. Three additional factors impacted the adjusted loss ratio in 2000 when compared with 1999. First, we recorded a $102 million reduction in workers' compensation loss reserves during the year as the result of favorable development on losses incurred in prior years. Second, we reduced our estimate of ultimate losses on certain reinsurance business by $56 million (as discussed on page 32 of this report). Finally, the adjusted 2000 loss ratio included substantial losses incurred by MMI, primarily resulting from provisions to strengthen loss reserves in certain lines of business subsequent to our acquisition. Excluding all of these factors in 2000, our adjusted loss ratio of
76.3 was 2.8 points better than the adjusted 1999 ratio. The improvement was centered in our Commercial Lines Group and Other Global Specialty segments.

Our 2000 adjusted loss ratio also benefited from a decline in pretax catastrophe losses compared with 1999. Those losses totaled $165 million in 2000, down from losses of $257 million in 1999. Approximately $75 million of the 2000 total resulted from additional loss development arising from severe windstorms that struck portions of Europe in late 1999. In addition, we incurred $30 million of losses from flooding in the United Kingdom near the end of 2000. Major events contributing to catastrophe losses in 1999 included Hurricane Floyd, earthquakes in Taiwan and Turkey, and European windstorms.

In 1998, the provision to strengthen loss reserves accounted for 4.0 points of the reported loss ratio of 82.2. Our 1999 adjusted loss ratio of 79.1 was slightly worse than the 1998 ratio of 78.2 (as adjusted to remove the reserve provision), with the deterioration centered in several of our specialty commercial insurance business centers. Catastrophe losses of $267 million in 1998 were $10 million higher than those incurred in 1999; the majority of 1998 losses resulted from numerous storms across the United States.

Expense Ratio - The expense ratio measures underwriting expenses as a percentage of premiums written. No underwriting expenses were ceded under the reinsurance treaties. However, our reported expense ratios in both 2000 and 1999 included effects of the reinsurance treaties due to the ceded written premiums. The 2000 ratio also reflected the impact of the MMI acquisition and a $66 million increase in the estimate of contingent commission expenses (discussed on page 32 of this report). Excluding all of these factors in both years, our adjusted expense ratio of 31.2 was over two points better than the adjusted 1999 expense ratio of 33.3. The improvement was partially due to our substantial premium growth in 2000. More significantly, it was an indication of the success of our extensive efforts over the last two years to reduce expenses and improve efficiency throughout our underwriting operations.

Those efforts included our 1999 cost reduction program, which involved the consolidation of field office locations and the elimination of approximately 590 employee positions. We recorded a pretax charge of $60 million related to this program in 1999, consisting of $33 million of occupancy-related expenses, $25 million of employee-related expenses and $2 million of equipment charges. Through Dec. 31, 2000, we had paid $25 million of severance and other employee-related expenses. We also paid $9 million in occupancy-related expenses. All actions to be taken under this plan were completed in 2000.

Also included in our efficiency initiatives was the 1998 restructuring of our Commercial Lines Group and Specialty Commercial underwriting segments. We recorded a pretax charge of $34 million in 1998, the majority of which ($26 million) related to the anticipated elimination of approximately 520 employee positions. The remainder represented the estimated costs to exit lease contracts as part of our plan to streamline field office operations. Approximately 500 employees were terminated and the cost of termination benefits paid totaled $19 million. Termination actions under this restructuring plan have been completed. In 1999 we reduced the remaining severance accrual by $5 million due to voluntary terminations that had reduced our estimate of future severance and out-placement payments. In 2000, with substantially all payments having been made to terminated employees, we reduced the remaining $2 million severance accrual. In 1999, we reduced the lease accrual by $6 million to reflect subleases entered into on vacated spaces.

PROPERTY-LIABILITY OUTLOOK FOR 2001

We will remain aggressive in implementing additional price increases in 2001 while continuing to exert underwriting discipline in our risk selection throughout all of our operations. We believe our global specialty focus and organizational efficiency provide opportunities for profitable growth. As part of our overall ceded reinsurance program, we will continue to enter into aggregate excess-of-loss reinsurance treaties as we deem appropriate.

PROPERTY-LIABILITY UNDERWRITING RESULTS BY SEGMENT

The following table summarizes written premiums, underwriting results and combined ratios for each of our property-liability underwriting business segments for the last three years. All data for 1999 and 1998 were reclassified to conform to our new Global Specialty reporting format implemented in 2000. Following the table are detailed analyses of our 2000 segment results and a look ahead to 2001 for each segment.

                                            % of 2000
Year ended                                    Written
December 31                                   Premiums      2000          1999          1998
                                                                  (Dollars in millions)
PRIMARY INSURANCE:
Commercial Lines Group
         Written premiums                       28%        $ 1,657        $ 1,450        $ 1,714
         Underwriting result                               $    99        $  (172)       $  (592)
         Combined ratio                                       93.9          110.6          134.1
         Adjusted combined ratio*                             92.7          115.7          125.5
Global Healthcare
         Written premiums                       10%        $   600        $   545        $   518
         Underwriting result                               $  (244)       $   (70)       $  (126)
         Combined ratio                                      139.8          114.8          123.4
         Adjusted combined ratio*                            142.5             --          123.2
Global Surety
         Written premiums                        7%        $   426        $   419        $   386
         Underwriting result                               $    51        $    40        $    76
         Combined ratio                                       85.8           83.1           78.1
         Adjusted combined ratio*                             91.0             --             --
Other Global Specialty
         Written premiums                       27%        $ 1,579        $ 1,389        $ 1,319
         Underwriting result                               $    (9)       $  (243)       $  (188)
         Combined ratio                                       97.6          117.1          114.5
         Adjusted combined ratio*                            104.3             --          110.4
International
         Written premiums                        8%        $   451        $   344        $   282
         Underwriting result                               $  (100)       $   (59)       $   (58)
         Combined ratio                                      120.5          117.3          119.4
         Adjusted combined ratio*                            133.1             --             --

TOTAL PRIMARY INSURANCE
Written premiums                                80%        $ 4,713        $ 4,147        $ 4,219
Underwriting result                                        $  (203)       $  (504)       $  (888)
Combined ratio                                               103.3          111.4          121.7
Adjusted combined ratio*                                     108.2          113.4          116.7

Reinsurance
         Written premiums                       20%        $ 1,171        $   965        $ 1,057
         Underwriting result                               $  (106)       $    79        $     7
         Combined ratio                                      110.0           92.0           98.7
         Adjusted combined ratio*                            118.5          108.5             --

TOTAL PROPERTY-LIABILITY INSURANCE
Written premiums                               100%        $ 5,884        $ 5,112        $ 5,276
Underwriting result                                        $  (309)       $  (425)       $  (881)
Statutory combined ratio:
         Loss and loss expense ratio                          70.0           72.9           82.2
         Underwriting expense ratio                           34.8           35.0           35.2
                                                           --------       --------       --------
         Combined ratio                                      104.8          107.9          117.4
                                                           --------       --------       --------
         Adjusted combined ratio*                            110.4          112.4          113.4
                                                           --------       --------       --------
                                                           --------       --------       --------

* For purposes of comparison, adjusted 2000 and 1999 combined ratios exclude the benefit of the reinsurance treaties (described on page 23 of this report), and adjusted 1998 combined ratios exclude the impact of a $215 million provision to strengthen loss reserves subsequent to The St. Paul's merger with USF&G (described on page 35 of this report).

PROPERTY-LIABILITY INSURANCE
Primary Insurance Operations

Our primary insurance underwriting operations consist of five business segments which underwrite property-liability insurance and provide insurance-related products and services to commercial and professional customers. We utilize a network of independent insurance agents and brokers to distribute the majority of our insurance products. Based on 1999 premium volume, The St. Paul ranked as the 14th-largest U.S. property-liability underwriter.

Commercial Lines Group

The Commercial Lines Group segment includes our standard and nonstandard commercial operations, as well as our catastrophe risk business center. In our Standard Commercial operation, the Middle Market business center serves midsize and large commercial enterprises, and the Small Commercial business center serves small businesses, such as retailers, wholesalers, service companies, professional offices, manufacturers and contractors. Our Nonstandard Commercial operation offers complete insurance programs through its Large Accounts and National Programs business centers and also serves the trucking industry through its Transportation business center. Catastrophe Risk underwrites property insurance focused on catastrophe exposures for large commercial customers, as well as certain coverages for homeowners. The Commercial Lines Group segment also includes the results of our limited involvement in insurance pools.

The following table summarizes key financial data for each of the last three years in the Commercial Lines Group ("CLG") segment. Data for 2000 and 1999 exclude the impact of the corporate reinsurance program. In 2000, the corporate program resulted in an $11 million increase in reported written premiums and an $18 million reduction in reported underwriting profits, due to a reallocation among our segments of benefits derived from the 1999 corporate treaty. In 1999, the corporate program reduced reported written premiums by $119 million and improved reported underwriting results by $98 million. Data for 1998 exclude $159 million of the provision to strengthen reserves after the USF&G merger.

Year ended December 31                               2000           1999           1998
                                                            (Dollars in millions)
Written premiums                                 $  1,646        $  1,569         $  1,714
         Percentage change from prior year              5%            (8%)
GAAP underwriting result                         $    117        $   (270)        $   (433)
Statutory combined ratio:
         Loss ratio                                  59.8            80.8             88.5
         Expense ratio                               32.9            34.9             37.0
                                                 --------        --------         --------
                  Combined ratio                     92.7           115.7            125.5
                                                 --------        --------         --------
                                                 --------        --------         --------

2000 vs. 1999 - The growth in written premium volume in 2000 was driven by significant price increases throughout the CLG segment. In our Standard Commercial operations, the largest sector of this segment with 2000 written premiums of $1.3 billion, price increases averaged 9% for the year and renewal retention ratios remained strong. In our Nonstandard Commercial operations, price increases averaging 17% for the year were largely offset by a decline in retention ratios, reflecting our ongoing efforts to remove unprofitable accounts from these operations. Catastrophe Risk written premiums of $96 million for the year were 23% higher than in 1999, due to our acquisition of Pacific Select in February 2000.

The considerable improvement in underwriting results in 2000 was centered in our Standard Commercial operations and reflected the impact of profit improvement initiatives implemented since the merger with USF&G in 1998. The Standard Commercial loss ratio on business written in 2000 improved 13.7 points over the comparable 1999 ratio. During the last two years, we have implemented significant price increases and tightened underwriting standards aimed at eliminating underperforming accounts from our book of business. Favorable loss development on reserves established in prior years was also a major factor in Standard Commercial's improvement over 1999.

Our Catastrophe Risk business center, benefiting from the lack of significant catastrophe losses and the addition of Pacific Select during the year, was also a strong contributor to the improvement in CLG. Results for the CLG segment in total included $69 million of the reduction in previously established workers' compensation reserves. The two-point improvement in the CLG expense ratio in 2000 was a result of our aggressive efforts over the last two years to reduce expenses and improve efficiency. Fixed expenses, consisting primarily of salaries and related costs, declined $12 million in 2000 despite the increase in premium volume.

1999 vs. 1998 - The 8% decline in premium volume compared with 1998 was centered in our Middle Market business center and reflected our efforts, begun in late 1998, to reduce our business volume in this sector because of a deteriorating pricing environment. Those efforts resulted in a $200 million reduction in Middle Market written premiums compared with 1998, which was partially offset by an increase in Small Commercial volume. CLG's underwriting loss declined markedly from 1998 as our pricing and efficiency efforts began to have a positive effect on segment results. Favorable prior year loss development and a decline in catastrophe losses were also factors contributing to the improvement over 1998.

Outlook for 2001 - With the majority of our restructuring and re-underwriting efforts completed, we are optimistic about further growth and continued profitability in the CLG segment in 2001. We will continue to emphasize quality in our risk selection. We expect the rate of price increases recorded in 2000 to continue in 2001. We will be actively engaged in developing our new product distribution strategy, which will open direct access to customers and enable strategic partnership opportunities with companies, banks and other financial institutions, as well as independent agents.

GLOBAL SPECIALTY PRACTICES
Global Healthcare

The Global Healthcare segment provides a wide range of insurance products and services throughout the entire healthcare delivery system, including individual physicians and other providers, physician groups, hospitals, managed care organizations and long-term care facilities. The results of MMI's U.S. operations are included in this segment.

The following table summarizes key financial data for each of the last three years in this segment. Data for 2000 exclude the impact of the corporate reinsurance treaty, which reduced written premiums by $60 million and improved GAAP underwriting results by $42 million. Data for 1998 exclude $1 million of the post-USF&G merger provision to strengthen loss reserves.

Year ended December 31                            2000         1999         1998
                                                      (Dollars in millions)
Written premiums                                  $ 660         $545        $ 518
         Percentage change from prior year           21%           5%
GAAP underwriting result                          $(286)        $(70)       $(125)
Statutory combined ratio:
         Loss ratio                               116.8         87.8         97.2
         Expense ratio                             25.7         27.0         26.0
                                                  -----        -----        -----
                  Combined ratio                  142.5        114.8        123.2
                                                  -----        -----        -----
                                                  -----        -----        -----

2000 vs. 1999 - Global Healthcare premium volume in 2000 included $98 million of premiums from MMI's domestic operations. The $545 million premium total in 1999 included a one-time premium of $37 million recorded on one three-year policy. Excluding that premium and MMI's incremental contribution in 2000, premium volume in 2000 was 11% higher than 1999. The increase was driven by price increases, new business in selected coverages and higher renewal retention ratios on accounts targeted for renewal. New business volume was centered in coverages for individual physicians and other healthcare providers, where price increases averaged 7% for the year. We recorded virtually no new business in our major accounts operation, which serves large healthcare entities.

The significant deterioration in underwriting results compared with 1999 was driven by losses incurred in our long-term care and major accounts books of business, including business acquired in the MMI purchase. Amounts awarded in jury verdicts against the large entities served by the major accounts business center increased sharply in 2000, causing us to strengthen previously established loss reserves for these coverages.

MMI's domestic operations accounted for $256 million of the Global Healthcare underwriting loss in 2000, a substantial portion of which resulted from losses in its major accounts business. Excluding MMI's underwriting losses, results from the remainder of the Global Healthcare segment improved slightly over 1999, due to the corrective pricing and underwriting initiatives implemented over the last several years. Major accounts notwithstanding, neither the market environment nor loss cost trends in our remaining Global Healthcare business centers deteriorated significantly in 2000.

1999 vs. 1998 - Premium growth in 1999 was largely due to the one-time $37 million premium on one policy. Excluding that transaction, written premiums declined 2% from 1998, primarily due to the nonrenewal of certain unprofitable business in our major accounts operation. In addition, new business volume in other coverages declined from 1998 due to our unwillingness to compete in markets where pricing was inadequate. Underwriting results improved markedly over 1998, driven by a decline in the severity of losses incurred in professional liability coverages other than major accounts and long-term care facilities. In those two lines, adverse prior year loss development led us to severely restrict new and renewal business volume. Global Healthcare results in 1999 also benefited from certain changes in premium accrual estimates.

Outlook for 2001 - As a result of the overall deterioration in our major accounts results in 2000, including a portion of the business acquired from MMI, we are performing a comprehensive review of our strategic options regarding these operations. The results of this review will be considered in our assessment of the recoverability of the related goodwill we recorded as part of the MMI purchase. Until this review is completed, we cannot reasonably estimate to what extent, if any, impairment of that goodwill has occurred.

We believe the other lines of business offer a reasonable opportunity for profitability with the necessary price increases we are currently pursuing. We will continue to leverage our longstanding expertise in the domestic medical liability market by pursuing new business and profitable growth in selected non-U.S. markets.

GLOBAL SPECIALTY PRACTICES
Global Surety

The Global Surety segment underwrites surety bonds, which guarantee that third parties will be indemnified against the nonperformance of contractual obligations. This segment includes our subsidiary Afianzadora Insurgentes, the largest surety bond underwriter in Mexico, with a market share of nearly 40%. Based on 1999 premium volume, our surety operations are the largest in North America and in the world.

The following table summarizes results for this segment for the last three years. Results presented for 2000 exclude the impact of the corporate reinsurance program, which reduced reported written premiums by $27 million and improved underwriting results by $18 million.

Year ended December 31                             2000          1999          1998
                                                         (Dollars in millions)
Written premiums                                 $  453        $  419        $  386
         Percentage change from prior year            8%            9%
GAAP underwriting result                         $   33        $   40        $   76
Statutory combined ratio:
         Loss ratio                                40.2          32.2          23.7
         Expense ratio                             50.8          50.9          54.4
                                                 ------        ------         -----
                  Combined ratio                   91.0          83.1          78.1
                                                 ------        ------         -----
                                                 ------        ------         -----

2000 vs. 1999 - The 8% increase in premium volume over 1999 was driven by strong economic conditions in both the United States and Mexico, which fueled growth in the construction industry and, in turn, the demand for contract surety products. The pace of premium growth in 2000 was slightly below prior year levels, reflecting tightened underwriting standards implemented during the year in anticipation of a potential economic slowdown. The underwriting profit declined from 1999, due to increased claim activity on two large accounts in Mexico. Results in our domestic U.S. operations improved over 1999, however, primarily as the result of favorable development on losses incurred in prior years.

1999 vs. 1998 - Premium growth in 1999 was also driven by economic expansion in the U.S. and Mexico. In addition, 1999 premium volume reflected the successful retention of targeted key accounts in an increasingly competitive marketplace. The underwriting profit in 1998 was significantly higher than in 1999, primarily due to a reduction in reserves established in prior years which did not occur to the same extent in 1999. The 3.5 point improvement in the expense ratio from 1998 to 1999 reflected the efficiencies realized subsequent to the 1998 merger with USF&G.

Outlook for 2001 - With the potential for an economic slowdown in 2001 that could reduce public construction levels, we will remain aggressive in managing the composition of our book of surety business. Continuing a process begun in 2000, we will not pursue selected classes of surety business considered to be "at-risk" in a slowing economy, and we will strive to ensure that our pricing on new and renewal business is commensurate with the risk assumed. Corrective underwriting initiatives are underway aimed at improving our results in Mexico. In January 2001, we completed the acquisition of Australian Pacific Surety Corporation Limited, an underwriting agency specializing in surety bonding in the Australian and New Zealand markets. We believe our underwriting expertise and leadership position in the global surety marketplace provide a strong foundation for continued profitable results in 2001 and beyond.

GLOBAL SPECIALTY PRACTICES
Other Global Specialty

The Other Global Specialty segment is composed of the following business centers that serve specific commercial customer groups. Construction delivers value-added products and services, including traditional insurance and financial and risk management solutions, to a broad range of contractors and owners of construction projects. Technology offers a comprehensive portfolio of specialty products and services to companies involved in telecommunications, information technology, medical and biotechnology, and electronics manufacturing. Financial and Professional Services ("FPS") provides all coverages for financial institutions, including property, liability, professional liability and management liability coverages; financial products coverages for corporations and nonprofit organizations; and errors and omissions coverages for a variety of professionals such as lawyers, insurance agents and real estate agents. Public Sector Services markets insurance products and services to cities, counties, townships and special governmental districts. Global Marine provides insurance related to ocean and inland waterways traffic. Excess & Surplus Lines underwrites liability insurance, umbrella and excess liability coverages, and coverages for unique risks. Oil and Gas provides specialized property and casualty products for customers involved in the exploration and production of oil and gas.

The following table summarizes results for this segment for the last three years. Data for 2000 exclude the impact of the corporate reinsurance program in 2000, which reduced reported written premiums by $133 million and improved reported GAAP underwriting results by $92 million. Data for 1998 exclude $55 million of the post-merger provision to strengthen loss reserves.

Year ended December 31                           2000         1999           1998
                                                      (Dollars in millions)
Written premiums                                $1,712        $1,389         $1,319
         Percentage change from prior year          23%            5%
GAAP underwriting result                        $ (101)       $ (243)        $ (133)
Statutory combined ratio:
         Loss ratio                               75.7          85.6           78.1
         Expense ratio                            28.6          31.5           32.3
                                                -------       -------        -------
                  Combined ratio                 104.3         117.1          110.4
                                                -------       -------        -------
                                                -------       -------        -------

2000 vs. 1999 - Virtually every business center in this segment posted written premium increases over 1999, but the most significant growth occurred in our Technology and FPS operations. Technology written premiums of $346 million were 52% ahead of the comparable 1999 total, driven by substantial new business volume, price increases averaging 9.5% and a strong renewal retention rate. In FPS, a significant increase in non-U.S. business pushed 2000 written premiums to $390 million, 41% higher than 1999's total of $277 million.

Early in the year, our underwriting subsidiary in the United Kingdom was appointed by the Law Society of England and Wales as its professional indemnity insurance provider. By year-end 2000, we had generated $65 million of FPS written premiums from this business. In our Construction business center, premium volume of $488 million grew 10% over 1999, reflecting price increases that averaged 15% for the year. Public Sector Services' written premiums of $237 million grew 23% over 1999, driven by price increases averaging 9% and strong growth in international business.

The Construction and Global Marine business centers were the most significant contributors to the marked improvement in underwriting results over 1999. Construction recorded a $65 million reduction in underwriting losses in 2000, which included $33 million of the reduction in prior year workers' compensation reserves. Favorable prior year loss development and the nonrenewal of under-performing accounts also contributed to the improvement over 1999. In

Global Marine, where underwriting results were $59 million better than 1999, the improvement was largely the result of our late-1999 withdrawal from unprofitable river transportation business in the Midwest.

Our fast-growing Technology business center posted an underwriting profit of $19 million, $23 million better than the comparable 1999 result. Favorable current and prior year loss experience accounted for 2000's profitable performance. The FPS underwriting result was $43 million worse than 1999, primarily due to adverse prior year loss development in our U.S. operations and an increase in losses in our international operations.

The nearly three-point improvement in the expense ratio over 1999 was an indication of the strides in efficiency achieved in this segment in 2000 as a result of our new global specialty organization. The 12% increase in underwriting expenses was significantly less than the 23% increase in premium volume for the year.

1999 vs. 1998 - The 5% increase in premium volume over 1998 was centered in the Technology business center, where 1999 premiums of $227 million were 21% higher than 1998 premiums of $188 million. Technology's growth in 1999 was a result of new product offerings, strong renewal retention rates and a stable pricing environment. Written premiums in the Construction business center grew $33 million, or 8%, over 1998, due to price increases averaging 5% and a strong domestic construction industry. Global Marine's 1999 premium volume of $99 million fell 16% below 1998 levels, reflecting a weak ship-building market and the nonrenewal of unprofitable business.

The significant deterioration in underwriting results in 1999 was primarily due to an increase in losses in our Global Marine, Technology and Excess & Surplus Lines operations, and less underwriting profit in FPS. Global Marine was plagued by losses in the Midwest river transportation business in 1999, which we ceased writing at the end of the year when we sold the renewal rights to that book of business. Technology incurred several large losses and an increase in catastrophe losses in 1999, leading to a $25 million deterioration in underwriting results. Excess & Surplus Lines' results in 1999 suffered from several large losses and adverse prior year loss development in certain lines of business. In FPS, the underwriting profit of $9 million fell short of the 1998 profit of $45 million, due to a decline in the magnitude of favorable prior year development in 1999.

Outlook for 2001 - We expect further growth and improvement throughout this segment in 2001, driven by additional price increases and our continued focus on quality risk selection. We believe our Construction business center is well-positioned to weather a potential economic slowdown, due to pricing and underwriting actions implemented over the last two years. We expect strong domestic and international growth in our Technology operations, building on our strong market position through the addition of underwriting staff and the development of new products to meet the emerging needs of Internet technology firms. In FPS, where our underlying performance remains solid, the priority will be continuing our growth and obtaining price increases where needed to maintain the profitability of this business. In January 2001, we completed our purchase of the right to seek to renew PENCO's book of municipality insurance, which is expected to lead to growth in our Public Sector Services operation. PENCO is a program administrator for Willis North America Inc., with annual municipality insurance premiums of approximately $60 million in 2000.

International

Our International segment consists of our operations at Lloyd's; specialty business that is not managed on a global basis; and, beginning in April 2000, MMI's London-based insurance operation, Unionamerica. Our International operations have a specialty commercial focus with particular emphasis on liability coverages. At Lloyd's, we provide capital to 11 underwriting syndicates and own a managing agency. We have built a local market presence in 14 countries that account for nearly 80% of the world's insurance market. In addition to Canada, we underwrite insurance in Europe, Africa, Australia and Latin America. This segment also provides coverage for the non-U.S. risks of U.S. corporate policyholders and vice versa.

The following table summarizes results for this segment for the last three years. Data for 2000 exclude the impact of the corporate reinsurance program, which reduced our reported written premiums by $129 million and improved reported underwriting results by $96 million.

Year ended December 31                                      2000           1999         1998
                                                                  (Dollars in millions)
Written premiums                                            $  580       $  344       $  282
         Percentage change from prior year                      69%          22%
GAAP underwriting result                                     $(196)      $  (59)      $  (58)
Statutory combined ratio:
         Loss ratio                                          102.5         83.4         83.1
         Expense ratio                                        30.6         33.9         36.3
                                                            -------      -------      -------
                  Combined ratio                             133.1        117.3        119.4
                                                            -------      -------      -------
                                                            -------      -------      -------

2000 vs. 1999 - The addition of Unionamerica accounted for $99 million of written premium volume in 2000. Excluding Unionamerica, International's 40% increase in premiums over 1999 was driven by growth in our Lloyd's operations, where we expanded our investment in several specialty underwriting syndicates. Premiums generated at Lloyd's in 2000 totaled $331 million, compared with $201 million in 1999. We also achieved modest growth in standard commercial business in several international markets, most notably in the United Kingdom and Canada.

Underwriting results in the International segment in 2000 suffered from significant adverse prior year loss development at Unionamerica and deterioration in certain Lloyd's syndicate results. Subsequent to our acquisition of MMI, we strengthened Unionamerica's loss reserves and ceased writing new business in that entity. Underwriting losses at Unionamerica since the acquisition totaled $63 million. At Lloyd's, our underwriting losses totaled $87 million for the year compared with losses of $37 million in 1999. The 2000 losses were centered in a syndicate specializing in financial and professional liability coverages, and an aviation syndicate which incurred significant losses from a number of airline accidents, including the Concorde crash in July. The improvement in the expense ratio in 2000 reflects efficiencies achieved in our International operations and a decline in start-up costs associated with establishing a presence in our targeted markets in the late 1990's.

1999 vs. 1998 - In 1999, premium growth was also centered at Lloyd's, as we selectively expanded our underwriting capacity in several syndicates offering the potential for profitable growth. Underwriting results in 1999 were virtually level with 1998, with deterioration in several Lloyd's syndicate results largely offset by significant improvement in standard commercial results in Canada.

Outlook for 2001 - We have implemented aggressive corrective measures in this segment in an effort to rebound from 2000's disappointing results, and we expect significant improvement as 2001 progresses. At Lloyd's, we have enhanced our underwriting expertise through the addition of new personnel in several of our syndicates, and we have sharply reduced our aviation exposures. We have no current plans for further geographical expansion in 2001 but rather will focus on profitable growth in those markets where we currently operate.

Despite our cessation of underwriting new business at Unionamerica in 2000, we are evaluating the strategic value of this entity going forward and its relevance to the recoverability of the related goodwill recorded as part of the MMI purchase. Until that evaluation is complete, we cannot reasonably estimate to what extent, if any, impairment of that goodwill has occurred.

REINSURANCE
St. Paul Re

Our Reinsurance segment, St. Paul Re, underwrites traditional treaty and facultative reinsurance for property, liability, ocean marine, surety and certain specialty classes of coverage and also underwrites "nontraditional" reinsurance, which combines traditional underwriting risk with financial risk protection. St. Paul Re underwrites reinsurance for leading property-liability insurance companies worldwide. Through Discover Re, our Reinsurance segment also underwrites primary insurance and reinsurance and provides related insurance products and services to self-insured companies and insurance pools, in addition to ceding to and reinsuring captive insurers, all within the alternative risk transfer market. Based on written premium volume through the first nine months of 2000, our reinsurance operations ranked as the 6th-largest reinsurer in the United States.

The following table summarizes results for this segment for the last three years. Data for 2000 and 1999 exclude the impact of the reinsurance treaties, which reduced our reported written premiums by $135 million and $154 million, respectively, and improved reported GAAP underwriting results by $127 million and $163 million, respectively.

Year ended December 31                            2000         1999         1998
                                                       (Dollars in millions)
Written premiums                                 $1,306       $1,119       $1,057
         Percentage change from prior year           17%           6%
GAAP underwriting result                         $ (233)      $  (84)      $    7
Statutory combined ratio:
         Loss ratio                                85.1         79.0         65.9
         Expense ratio                             33.4         29.5         32.8
                                                 -------      -------      -------
                  Combined ratio                  118.5        108.5         98.7
                                                 -------      -------      -------
                                                 -------      -------      -------

2000 vs. 1999 - Premium growth in 2000 was driven by new business opportunities in the nontraditional reinsurance market and significant price increases across virtually all lines of traditional reinsurance coverages. The operating environment in global reinsurance markets continued to improve in 2000, as demand for reinsurance products grew and price increases took hold. In July 2000, St. Paul Re created a new Financial Solutions business center to focus on the rapidly growing nontraditional market, in which elements of traditional underwriting risk are combined with financial risk protection to meet specific financial objectives of corporate customers. Nontraditional business accounted for $142 million of the premium growth over 1999 at St. Paul Re. In addition, price increases and new business fueled an $84 million increase in North American casualty premium volume in 2000.

The deterioration in underwriting results was due to significant adverse loss development from years prior to 2000. Catastrophe losses incurred in 2000 totaled $135 million, of which $115 million represented additional losses on events occurring in 1999 and prior years. Major catastrophes in 1999 included severe windstorms in Europe, earthquakes in Taiwan and Turkey, and Hurricane Floyd. Flooding in the United Kingdom, which accounted for $20 million of Reinsurance segment losses, was the only major event in 2000 contributing to the 2000 catastrophe total. Adverse prior year loss development on retrocessional business written in St. Paul Re's London operations also played a significant role in 2000's underwriting loss. In addition, our North American casualty business accounted for approximately $130 million of underwriting losses in 2000. The elimination of the one-quarter reporting lag for St. Paul Re's U.K.-based operations added $10 million to underwriting losses in 2000.

During 2000, St. Paul Re reduced its estimate of ultimate losses on certain nontraditional reinsurance business by $56 million, and made a corresponding increase in its estimate of reserves for contingent commissions by $66 million. Although these changes in estimate did not have a significant impact on underwriting results for the year, they did distort the components of the combined ratio in the table above. Excluding these changes, the loss ratio would have been 89.4, and the expense ratio would have been 28.3 (both excluding the benefits of the reinsurance treaties).

1999 vs. 1998 - The 6% increase in 1999 written premiums over 1998 resulted from a change in the method we used to estimate reinsurance premiums that have been earned, but not reported ("EBNR"), which added $61 million of written premiums to St. Paul Re's reported total. Excluding that change, premium volume in 1999 was level with 1998. Excess capacity and inadequate pricing levels plagued the traditional reinsurance marketplace in 1999, leading to a reduction in St. Paul Re's traditional premium volume. New business opportunities in the nontraditional market, however, substantially offset that decline. The deterioration in underwriting results compared with 1998 was primarily due to an increase in catastrophe losses, from $86 million in 1998 to $143 million in 1999. In addition, the change in the method of estimating EBNR had a net result of increasing underwriting losses by $9 million.

Outlook for 2001 - We anticipate improvement in St. Paul Re's results in 2001. Price increases on business renewed in January 2001 averaged 17% across the entire segment and exceeded 50% for certain coverages. We are also aggressively addressing the factors that contributed to 2000's disappointing results. In our North American casualty business, we have sharply reduced our business volume in those market sectors where pricing remains inadequate. We have virtually eliminated our involvement in the London retrocessional reinsurance market. We have also implemented significant price increases on our catastrophe coverages, particularly in Europe. We expect further growth in St. Paul Re's Financial Solutions business in 2001.

PROPERTY-LIABILITY INSURANCE
Investment Operations

The primary objective of our investment strategy is to maximize investment returns while generating sufficient liquidity to fund our cash requirements, primarily consisting of claim payments. The funds we invest are generated by underwriting cash flows, consisting of the excess of premiums collected over losses and expenses paid, and by investment cash flows, which consist of income received on existing investments and proceeds from sales and maturities of investments.

We maintain a high-quality portfolio of investment instruments. The majority of funds available for investment are deployed in a widely diversified portfolio of predominantly investment-grade fixed maturities. We also invest lesser amounts in equity securities, venture capital and real estate with the goal of producing long-term growth in the value of our invested asset base and ultimately enhancing shareholder value. The latter three investment classes have the potential for higher returns but also involve a greater degree of risk, including less stable rates of return and less liquidity.

In 2000 our property-liability investment portfolio generated pretax investment income of $1.25 billion, virtually level with 1999 pretax income of $1.26 billion. In 1998, pretax investment income totaled $1.29 billion. Our acquisition of MMI in April 2000, which added approximately $1 billion of fixed maturity investments to our operations, accounted for $55 million of pretax investment income in 2000. Excluding the MMI impact and $11 million of additional investment income resulting from the elimination of the quarter reporting lag for our U.K.-based reinsurance operations, pretax investment income in 2000 fell approximately 5% short of the 1999 total. Negative underwriting cash flows in 2000, including ceded premium payments totaling $326 million related to our corporate reinsurance program, resulted in net sales of fixed maturity investments during the year to fund operational cash flow requirements. In 1999 and 1998, negative underwriting cash flows, combined with merger-related and restructuring payments, also resulted in net sales of fixed maturity investments.

The following table summarizes the composition and carrying value of our property-liability investment segment's portfolio at the end of 2000 and 1999. More information on each investment class follows the table.

December 31                             2000          1999
                                          (In millions)
CARRYING VALUE

Fixed maturities                     $15,791       $15,230
Equities                               1,396         1,536
Real estate and mortgage loans         1,025         1,268
Venture capital                        1,064           866
Securities lending collateral          1,231         1,216
Short-term investments                   992         1,167
Other investments                        183           107
                                     -------       -------
         Total investments           $21,682       $21,390
                                     -------       -------
                                     -------       -------

Fixed Maturities - Our fixed maturities portfolio is composed of high-quality, intermediate-term taxable U.S. government, corporate and mortgage-backed bonds and tax-exempt U.S. municipal bonds. We manage our bond portfolio conservatively, investing almost exclusively in investment-grade (BBB- or better) securities. Approximately 94% of our portfolio at the end of 2000 was rated investment grade, with the remaining 6% split between high yield and nonrated securities, most of which we believe would be considered investment-grade if rated. Fixed maturity investments produced pretax investment income of $1.16 billion in 2000, compared with $1.17 billion and

$1.20 billion in 1999 and 1998, respectively.

Our decision whether to purchase taxable or tax-exempt securities is driven by corporate tax considerations and the relationship between taxable and tax-exempt yields at the time of purchase. In 2000, as in 1999 and 1998, a significant majority of our new purchases consisted of taxable bonds. The average yield on taxable bonds purchased in 2000 was 7.7%, compared with 7.2% in 1999 and 6.4% in 1998. Taxable bonds accounted for 68% of our fixed maturity portfolio at year-end 2000. The bond portfolio in total carried a weighted average pretax yield of 6.8% at Dec. 31, 2000, unchanged from year-end 1999.

The amortized cost of our bond portfolio at the end of 2000 was $15.37 billion, compared with $15.26 billion at the end of 1999. The increase was primarily due to the addition of $1 billion in bonds from MMI, which offset the net sale of bonds in 2000 to fund our cash flow requirements. We carry bonds on our balance sheet at market value, with the corresponding appreciation or depreciation recorded in shareholders' equity, net of taxes. The market values of our bonds fluctuate with changes in market interest rates and changes in yield differentials between fixed-maturity asset classes.

At the end of 2000, the pretax unrealized appreciation of our bond portfolio was $424 million, compared with unrealized depreciation of $26 million at the end of 1999. During the first half of 2000, the Federal Reserve raised short-term interest rates three times to address inflationary pressures. As the year progressed, however, emphasis shifted to preserving growth amid building signs of an economic slowdown. By the fourth quarter, it was widely anticipated in financial markets that the Federal Reserve would act to reduce interest rates in the first half of 2001. As a result, the market value of our bond portfolio increased as the year came to a close.

Equities - Our equity holdings consist of a diversified portfolio of common stocks which accounted for 5% of total investments (at cost) at Dec. 31, 2000. Equity values in the United States retreated in 2000, led by declines in the technology sector, the same market sector that had driven market indices to record levels a year earlier. In 2000, the total return on our domestic equity portfolio, although negative, outperformed the leading market index. Despite the decline in equity values during the year, the $1.40 billion carrying value of our portfolio at Dec. 31, 2000 included $326 million of pretax unrealized appreciation. At the end of 1999, the pretax unrealized appreciation included in the $1.54 billion carrying value totaled $516 million.

Real Estate and Mortgage Loans - Real estate ($840 million) and mortgage loans ($185 million) comprised 5% of our total property-liability investments at the end of 2000. Our real estate holdings primarily consist of commercial office and warehouse properties that we own directly or in which we have a partial interest through joint ventures. Our properties are geographically distributed throughout the United States and had an occupancy rate of 95% at year-end 2000. These investments produced pretax income of $63 million in 2000 and generated cash flows totaling $90 million. We did not make any significant real estate purchases in 2000.

We acquired the portfolio of mortgage loans in the 1998 merger with USF&G. The loans, which are collateralized by income-producing real estate, produced investment income of $27 million in 2000. Net paydowns and repayments of the loans totaled $204 million in 2000. We did not originate any new loans during the year.

Venture Capital - Venture capital comprised 3% of our invested assets (at cost) at the end of 2000. These private investments span a variety of industries but are concentrated in communications, business Internet, consumer technology and healthcare. In 2000, we invested $296 million in this asset class, compared with $237 million in 1999. Our portfolio produced a total pretax return on beginning of the year net assets of 52%, primarily the result of pretax realized gains totaling $554 million for the year. The combined 2000 and 1999 total return on our venture capital investments was $920 million. The carrying value of the venture capital portfolio at year-end 2000 and 1999 included unrealized appreciation of $406 million and $468 million, respectively.

Securities Lending Collateral - These investments are collateral for our securities lending operations. Through our lending agent, we loan certain securities from our fixed-maturity portfolio to other approved institutions. We receive a fee from the borrower in return, as well as collateral equal to 102% of the fair value of our securities on loan. We retain full ownership of these securities and are indemnified by the lending agent in the event a borrower becomes insolvent or fails to return securities. We record securities lending collateral as an asset, with a corresponding liability for the same amount.

Realized Investment Gains and Losses - The following table summarizes our property-liability operations' realized gains and losses by investment class for each of the last three years.

Year ended December 31                           2000          1999         1998
                                                          (In millions)
PRETAX REALIZED INVESTMENT GAINS (LOSSES)
Fixed maturities                                $ (29)       $ (19)       $   1
Equities                                           87          118          158
Real estate and mortgage loans                      4           18            8
Venture capital                                   554          158           25
Other investments                                   8           (1)          (4)
                                                ------       ------       ------
         Total                                  $ 624        $ 274        $ 188
                                                ------       ------       ------
                                                ------       ------       ------

Venture capital gains in 2000 and 1999 were primarily driven by sales of and distributions from investments in technology-related companies. The single largest gain in 2000, $117 million, resulted from the sale of our direct investment in Flycast Communications Corp., a leading provider of Internet direct response solutions.

2001 Investment Outlook - We do not expect our investment income to increase in 2001. Significant negative underwriting cash flows over the last several years, including premium payments totaling a combined $474 million in 2000 and 1999 related to our corporate reinsurance program, have resulted in net sales of fixed maturity investments to fund operational cash requirements. In 2001, we expect underwriting cash flows to improve due to price increases throughout our continuing operations; however, that improvement is not expected to be significant due to anticipated cash payments associated with the run-off of reserves in discontinued lines of business.

With funds provided from maturing securities in 2001, our new investment purchases are expected to focus on investment-grade, taxable bonds, with additional funds allocated to our other asset classes as market conditions warrant. We expect the reduction in interest rates to have a positive impact on equity markets as the year progresses, and our equity investment activities will be responsive to opportunities that develop. We do not expect venture capital realized gains to approach 2000's record level, but we remain confident in our ability to generate superior returns in this asset class over the long-term.

PROPERTY-LIABILITY UNDERWRITING
Loss and Loss Adjustment Expense Reserves

Our loss reserves reflect estimates of total losses and loss adjustment expenses we will ultimately have to pay under insurance policies and reinsurance treaties. These include losses that have been reported but not settled and losses that have been incurred but not reported to us ("IBNR"). Loss reserves for certain workers' compensation business and certain assumed reinsurance contracts are discounted to present value. We reduce our loss reserves for estimates of salvage and subrogation.

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

After the consummation of our merger with USF&G in April 1998, we recorded a $250 million loss provision to reflect the application of The St. Paul's reserving policies to USF&G's loss reserves. Our actuaries reviewed the raw data underlying, and documentation supporting, USF&G's year-end 1997 reserve analysis and concurred with the reasonableness of USF&G's range of estimates for those reserves. However, applying their judgment and interpretation to the range, The St. Paul's actuaries, who would be responsible for setting reserve amounts for the merged entity, concluded that strengthening of the reserves would be appropriate, resulting in the $250 million adjustment. Of that provision, $35 million was allocated to the standard personal insurance operations that were sold in 1999, and that amount is included in discontinued operations for 1998.

Note 8 to the financial statements, on page 59 of this report, includes a reconciliation of our beginning and ending loss and loss adjustment expense reserves for each of the years 2000, 1999 and 1998. That reconciliation shows that we have recorded reductions in the loss provision from continuing operations for claims incurred in prior years totaling $265 million, $208 million and $217 million in 2000, 1999 and 1998, respectively.

In 2000, the favorable prior year loss development was widespread across lines of business with the exception of the Global Healthcare segment. In 1999, favorable prior year loss development in several lines of business, including workers' compensation and assumed reinsurance, was offset by adverse development in our Global Marine operation and certain commercial business centers. In 1998, the reduction in prior year losses was impacted by the provision to strengthen loss reserves subsequent to our merger with USF&G.

In our Global Healthcare operation, while there were favorable adjustments to prior year losses in 1999 and 1998, we recorded an increase in our estimate of prior year losses in 2000. Loss activity has indicated an increase in the severity of claims incurred in the years 1995 through 1997. Accordingly, we have continued to hold a cautious view of ultimate loss provision for those years, resulting in an increase in the prior year loss provision in 2000.

The favorable prior year development recorded on workers' compensation coverages in recent years reflected the impact of legal and regulatory reforms throughout the country in the early 1990's that caused us to reduce our estimate of ultimate loss costs.

PROPERTY-LIABILITY UNDERWRITING
Environmental and Asbestos Claims

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

The following table represents a reconciliation of total gross and net environmental reserve development for each of the years in the three-year period ended Dec. 31, 2000. Amounts in the "net" column are reduced by reinsurance recoverables.

                                2000                     1999                     1998
                          Gross        Net         Gross         Net         Gross        Net
                                                     (In millions)
ENVIRONMENTAL
Beginning reserves       $ 698        $ 599        $ 783        $ 645        $ 867        $ 677
Incurred losses             25           14          (33)           1          (16)          26
Paid losses                (58)         (50)         (52)         (47)         (68)         (58)
                         ------       ------       ------       ------       ------       ------
Ending reserves          $ 665        $ 563        $ 698        $ 599        $ 783        $ 645
                         ------       ------       ------       ------       ------       ------
                         ------       ------       ------       ------       ------       ------

The following table represents a reconciliation of total gross and net reserve development for asbestos claims for each of the years in the three-year period ended Dec. 31, 2000.

                                  2000                   1999                        1998
                            Gross       Net        Gross        Net            Gross       Net
                                                     (In millions)
ASBESTOS
Beginning reserves       $ 398        $ 298        $ 402        $ 277        $ 397        $ 279
Incurred losses             41           33           28           51           44           13
Paid losses                (42)         (32)         (32)         (30)         (39)         (15)
                         ------       ------       ------       ------       ------       ------
Ending reserves          $ 397        $ 299        $ 398        $ 298        $ 402        $ 277
                         ------       ------       ------       ------       ------       ------
                         ------       ------       ------       ------       ------       ------

Our reserves for environmental and asbestos losses at Dec. 31, 2000, represent our best estimate of our ultimate liability for such losses, based on all information currently available to us. Because of the inherent difficulty in estimating such losses, however, we cannot give assurances that our ultimate liability for environmental and asbestos losses will, in fact, match our current reserves. We continue to evaluate new information and developing loss patterns, but we believe any future additional loss provisions for environmental and asbestos claims will not materially impact the results of our operations, liquidity or financial position.

Total gross environmental and asbestos reserves of $1.06 billion at Dec. 31, 2000, represented approximately 6% of gross consolidated reserves of $18.20 billion.

Sales surpass $1 billion again in 2000; diverse product portfolio provides stability in volatile market environment

LIFE INSURANCE
F&G Life

Our life insurance segment consists of Fidelity and Guaranty Life Insurance Company and subsidiaries ("F&G Life"). F&G Life's products include deferred annuities (including tax-sheltered annuities and equity-indexed annuities), structured settlement annuities and immediate annuities. F&G Life also underwrites traditional and universal life insurance products. F&G Life's products are sold throughout the United States through independent agents, managing general agents, specialty brokerage firms and in selected institutional markets.

Highlights of F&G Life's financial performance for the last three years were as follows.

Year ended December 31                2000         1999         1998
                                              (In millions)
Sales (annualized premiums)       $ 1,123       $ 1,000       $   501
Premiums and policy charges           306           187           119
Policy surrenders                     435           217           207
Net investment income                 354           298           276
Pretax earnings                        53            66            21
Life insurance in force            17,169        12,398        10,774

F&G Life's pretax earnings in both 2000 and 1999 benefited from an increase in assets under management, driven by product sales in excess of $1 billion in both years, improved yields on investments and strong operating cash flows. These benefits were partially offset, however, by increases in product development and distribution channel expansion expenses, surrender costs and realized investment losses. Net investment income grew 19% in 2000, as a result of improved yields on an increasing asset base generated by strong cash flows.

Pretax earnings in 2000 and 1999 included realized investment losses of $25 million and $9 million, respectively, which were largely attributable to impairment losses in the fixed maturities portfolio. Pretax earnings in 2000 also include $2.6 million of interest expense on an intercompany note payable to The St. Paul's property-liability operations. Excluding realized investment losses in both years and the intercompany interest in 2000, pretax earnings of $80 million in 2000 were $5 million higher than comparable 1999 earnings. After-tax earnings on a similar basis improved even more significantly over 1999 levels, reflecting the impact of F&G Life's strategy to allocate 1% of its investment portfolio to tax-favored securities. These investments, while typically contributing little or no operating earnings, lowered F&G Life's effective tax rate from 29% in 1999 to 24% in 2000.

The following table shows life insurance and annuity sales (premiums and deposits) by product type and distribution system.

Year ended December 31                                 2000         1999        1998
                                                                (In millions)
PRODUCT TYPE:
         Single premium deferred annuities           $  459       $   78       $  134
         Equity-indexed annuities                       307          686          209
         Structured settlement annuities                177           95           49
         Single premium immediate annuities              69           54           19
         Tax-sheltered annuities                         45           49           64
         Other annuities                                 19           16           11
         Life insurance                                  47           22           15
                                                     ------       ------       ------
                  Total                              $1,123       $1,000       $  501
                                                     ------       ------       ------
                                                     ------       ------       ------
DISTRIBUTION SYSTEM:
         Brokerage                                   $  795       $  822       $  367
         Structured settlement brokers                  198          113           55
         Institutional markets                           66           --           --
         Tax-sheltered annuity distributors              45           49           68
         Other                                           19           16           11
                                                     ------       ------       ------
                  Total                              $1,123       $1,000       $  501
                                                     ------       ------       ------
                                                     ------       ------       ------

The 12% increase in sales volume over 1999 resulted from growth in fixed interest rate annuity sales, which was partially offset by a decline in equity-indexed annuity ("EIA") sales. Sales of fixed interest rate annuities in 2000 continued their momentum from late 1999, as the overall level of market interest rates increased and volatility in equity markets resulted in a shift away from EIA sales. The demand for annuity products is affected by fluctuating interest rates and the relative attractiveness of alternate financial products, particularly equity-based products. Credited interest rates on EIA products are based on formulas tied to leading market indices. The significant EIA sales in 1999 were concentrated in the first half of the year and were driven by the popularity of F&G Life's first-generation portfolio of EIA products introduced in mid-1998. Traditional life insurance sales in 2000 more than doubled over 1999 sales levels, reflecting the continued success of a new term life product line launched in 1999 targeted at the mortgage protection market. This new product line was the primary factor contributing to the 38% increase in life insurance in force in 2000.

Premiums and policy charges in 2000 increased 64% over 1999, resulting from growth in the sale of structured settlement annuities and life-contingent single premium immediate annuities ("SPIA"). Structured settlement annuities are sold primarily to property-liability insurers to fund the settlement of insurance claims. The continued expansion of the structured settlement program into The St. Paul's property-liability claim organization accounted for the increase in 2000 sales volume. The growth in SPIA sales resulted from an increase in marketing emphasis on this product. Policy charges from surrenders on tax-sheltered and equity-indexed annuities also contributed to the overall increase in premiums and policy charges in 2000.

Sales of structured settlement annuities, annuities with life contingencies and term life insurance are recognized as premiums earned under GAAP.
Investment-type contracts, however, such as our equity-indexed, deferred and tax-sheltered annuities, and our universal life-type contracts, are recorded directly to our balance sheet on a deposit accounting basis and are not recognized as premium revenue under GAAP.

F&G Life manages its exposure on its EIA products by purchasing options with terms similar to the market index component to provide the same return as F&G Life guarantees to the annuity contract holder, subject to minimums guaranteed in the annuity contract. At Dec. 31, 2000, F&G Life held options with a notional amount of $1.14 billion and a market value of $32 million.

Deferred annuities and universal life products are subject to surrender by policyholders. Nearly all of our surrenderable annuity policies allow a refund of the cash value balance less a surrender charge. Several products contributed to the increase in surrender activity in 2000. Surrenders on tax-sheltered annuities increased due to F&G Life's transition from one exclusive distribution partner to a new network of approximately 15 distributors. EIA surrenders have increased naturally, as a result of the significant growth in the size of the EIA book of business. F&G Life has written more than $1.2 billion of EIA business since these products were introduced in mid-1998. In addition, surrenders have increased on fixed interest rate annuities as a larger amount of these annuity policies have reached the end of their interest rate guarantee periods.

1999 vs. 1998 - Pretax earnings in 1999 grew significantly over comparable 1998 earnings, due to growth in assets under management, driven by strong product sales. In addition, an increase in interest rates favorably impacted net investment spreads in 1999 which, combined with greater estimated future gross profits, resulted in lower amortization of deferred policy acquisition costs ("DPAC"). Pretax earnings in 1998 were reduced by a $41 million writedown of DPAC and $9 million of merger-related charges. Product sales of $1 billion in 1999 doubled over the 1998 total due to the success of the EIA product first introduced in mid-1998. Premium and policy charges of $187 million grew 57% over 1998 primarily due to an increase in structured settlement annuity sales, resulting from the expansion of F&G Life's structured settlement program into The St. Paul's property-liability claim organization. Net investment income grew 8% in 1999.

Outlook for 2001 - F&G Life expects the life insurance and annuity products introduced in 2000, combined with new product introductions planned in 2001, to lead to continued sales growth in 2001. F&G Life will continue to focus on innovative new product development to maintain its competitive edge. It expects to broaden the depth and penetration of its existing distribution channels, striving for a balanced mix of production. F&G Life anticipates that the continued development of its e-commerce platform, SalesLink,(SM) will lead to enhanced sales processes and service levels for its producers.

Nuveen posts sixth-consecutive year of record earnings in a challenging environment

ASSET MANAGEMENT
The John Nuveen Company

We hold a 78% interest in The John Nuveen Company ("Nuveen"), which constitutes our asset management segment. Nuveen's core businesses are asset management and the development, marketing and distribution of investment products and services for advisors to the affluent and high-net-worth market segments. Nuveen provides investment products, including individually managed accounts, mutual funds, exchange-traded funds and defined portfolios through registered representatives associated with unaffiliated firms including broker-dealers, commercial banks, affiliates of insurance providers, financial planners, accountants, consultants and investment advisors. Nuveen is listed on the New York Stock Exchange, trading under the symbol "JNC."

The following table summarizes Nuveen's key financial data for the last three years.

Year ended December 31                                  2000             1999           1998
                                                                    (In millions)
Revenues                                             $   376         $   353         $   308
Expenses                                                 201             193             171
                                                     --------        --------        --------
         Pretax income                                   175             160             137
Minority interest                                        (40)            (37)            (33)
                                                     --------        --------        --------
         The St. Paul's share of pretax income       $   135         $   123         $   104
                                                     --------        --------        --------
                                                     --------        --------        --------
Assets under management                              $62,011         $59,784         $55,267

Nuveen provides consultative services to financial advisors on managed assets for fee-based customers and structured investment services for transaction-based advisors. These activities generate two principal sources of revenue: ongoing advisory fees earned on assets under management, including individually managed accounts, mutual funds and exchange-traded funds; and distribution revenues earned upon the sale of defined portfolio and mutual fund products.

In 2000, an increase in average assets under management resulted in a 3% increase in advisory fee revenue, while a significant increase in defined portfolio sales drove a 40% increase in distribution revenue. These increases were partially offset by a decline in revenue attributable to Nuveen's sale of its investment banking operations in the third quarter of 1999. The increase in expenses over 1999 was largely due to advertising expenses associated with Nuveen's new brand awareness campaign. Expenses in total, however, increased at a slower rate than revenues in 2000.

Gross sales of investment products of $10.8 billion in 2000 were 23% lower than 1999 sales of $14.1 billion. Managed account sales declined in 2000, primarily due to investors' shifting from large-cap core growth stocks to aggressive growth stocks in the first half of the year and concerns about market volatility in the second half of the year. Tax-exempt municipal mutual fund sales also declined in 2000 as a result of an increase in interest rates, which made higher-yielding taxable securities more attractive to investors. Defined portfolio sales of $4.0 billion, however, grew 52% over 1999, driven by increased demand for technology and other sector products, as well as the success of Nuveen's Peroni Mid-Year and Top Ten trusts, which together generated $900 million of new sales by the end of the year. Nuveen's consolidated net flows (equal to the sum of sales, reinvestments and exchanges less redemptions) totaled $4.7 billion in 2000, compared with $9.6 billion in 1999.

At the end of 2000, managed assets consisted of $28.4 billion of exchange-traded funds, $21.7 billion of managed accounts and $11.9 billion of mutual funds.

Municipal securities accounted for 66% of assets under management at the end of 2000, unchanged from Dec. 31, 1999. Including defined portfolios, Nuveen managed or oversaw approximately $73 billion in assets at Dec. 31, 2000.

Nuveen repurchased common shares from minority shareholders in 2000, 1999 and 1998 for total costs of $51 million, $36 million and $27 million, respectively. No shares were repurchased from The St. Paul in those years. However our percentage ownership fell from 79% in 1999 to 78% in 2000 due to Nuveen's issuance of additional shares under various stock option and incentive plans. As part of an ongoing repurchase program, Nuveen had authority from its board of directors at Dec. 31, 2000, to repurchase up to approximately 1.6 million additional common shares.

1999 vs. 1998 - In 1999, Nuveen's revenues grew 16% over 1998 as a result of an increase in average assets under management and significant growth in defined portfolio sales during the year. Gross sales of investment products of $14.1 billion in 1999 were 81% higher than 1998 sales of $7.8 billion, driven by significant additions to managed accounts and strong growth in equity defined portfolio sales. The $4.5 billion increase in assets under management at Dec. 31, 1999, compared with a year earlier, was primarily the result of an increase in net flows.

Outlook for 2001 - Following the significant market volatility of 2000, Nuveen's high quality products and long-term investing discipline are expected to attract more financial advisors and investors seeking balance and consistent growth in 2001. In this environment, Nuveen anticipates renewed investor interest in individually managed accounts and exchange-traded products. In addition to new exchange-traded closed-end municipal bond funds, Nuveen expects to introduce its first equity exchange-traded product and a series of open-end exchange-traded funds that are expected to be the first in the industry to track Treasury indices.

Common equity surpasses $7 billion; share repurchases continue to enhance shareholder value

THE ST. PAUL COMPANIES
Capital Resources

Capital resources consist of funds deployed or available to be deployed to support our business operations. The following table summarizes the components of our capital resources at the end of each of the last three years.

Year ended December 31                                                     2000          1999          1998
                                                                                    (In millions)
Shareholders' equity:
         Common equity:
                  Common stock and retained earnings                     $6,481        $5,906        $5,608
                  Unrealized appreciation of investments and other          697           542         1,013
                                                                         -------       -------       -------
                           Total common shareholders' equity              7,178         6,448         6,621
         Preferred shareholders' equity                                      49            24            15
                                                                         -------       -------       -------
                           Total shareholders' equity                     7,227         6,472         6,636
Debt                                                                      1,647         1,466         1,260
Capital securities                                                          337           425           503
                                                                         -------       -------       -------
                           Total capitalization                          $9,211        $8,363        $8,399
                                                                         -------       -------       -------
                                                                         -------       -------       -------
Ratio of debt to total capitalization                                        18%           18%           15%
                                                                         -------       -------       -------
                                                                         -------       -------       -------

Common Equity - The 11% increase in common shareholders' equity over year-end 1999 was driven by our strong net income of just under $1 billion for the year, the conversion of capital securities into common stock and an increase in the unrealized appreciation of our bond portfolio. The following summarizes the major transactions impacting our common shareholders' equity in the last three years.

- Conversion of Capital Securities - In 2000, our wholly owned subsidiary, St. Paul Capital LLC, provided notice to the holders of its $207 million, 6% Convertible Monthly Income Preferred Securities ("MIPS") that it was exercising its right to cause the conversion rights of the owners of the MIPS to expire. Each of the 4,140,000 MIPS outstanding was convertible into 1.695 shares of our common stock. The MIPS were classified on our balance sheet as "Company-obligated mandatorily redeemable preferred capital securities of subsidiaries or trusts holding solely subordinated debentures of the Company," as a separate line between liabilities and shareholders' equity. Prior to the expiration date, almost all of the MIPS holders exercised their conversion rights, resulting in the issuance of 7.0 million of our common shares and an increase to our common equity of $207 million. The remaining MIPS were redeemed for cash at $50 per security plus accumulated dividends.

- Common Share Repurchases - In 2000, we repurchased and retired 17.9 million of our common shares for a total cost of $536 million, or an average cost of approximately $30 per share. The shares repurchased in 2000 represented 8% of our total shares outstanding at the beginning of the year. In 1999, we repurchased 11.1 million shares for a total cost of $356 million (approximately $32 per share), and in 1998, our share repurchases totaled 3.8 million shares for a total cost of $135 million (approximately $35 per share). The share repurchases in each year were financed through a combination of internally generated funds and new debt issuances. Since our issuance of 66.5 million shares in April 1998 to consummate the merger with USF&G, we had repurchased and retired 32.8 million shares for a total cost of $1.03 billion through Dec. 31, 2000.

- Common Dividends - We declared common dividends totaling $232 million in 2000, $235 million in 1999 and $226 million in 1998. In February 2001, The St. Paul's board of directors increased our quarterly dividend rate to $0.28 per share, a 4% increase over the 2000 quarterly rate of $0.27 per share. We have paid dividends in every year since 1872. During those 129 years of uninterrupted dividend payments, our dividend rate has increased in 69 years, including the last 15 consecutive years.

Preferred Equity - Preferred shareholders' equity consisted of the par value of the Series B preferred shares we issued to our Stock Ownership Plan (SOP) Trust, less the remaining principal balance of the SOP Trust debt. During 2000, we made $37 million in principal payments on the Trust.

Debt - Total debt outstanding at the end of 2000 of $1.65 billion was 12% higher than the year-end 1999 total of $1.47 billion. During 2000, we issued $500 million of senior notes, the proceeds of which were used to repay commercial paper and for other general corporate purposes. Of the $500 million issued, $250 million bears an interest rate of 7.875% and is due in April 2005, and $250 million bears an interest rate of 8.125% and is due in April 2010. Commercial paper borrowings declined from $400 million at the end of 1999 to $138 million at Dec. 31, 2000. In addition, we repaid $46 million of floating rate notes in 2000 that had been issued by a special purpose offshore reinsurance entity we had created in 1999, and also repaid $13 million of mortgage debt associated with two of our real estate investments. At Dec. 31, 2000, medium-term notes, bearing a weighted average interest rate of 6.9%, accounted for $617 million, or 37%, of our consolidated debt outstanding. No medium-term notes matured during the year.

At Dec. 31, 1999, consolidated debt outstanding was $206 million higher than the year-end 1998 total of $1.26 billion. The increase was primarily due to the issuance of additional commercial paper throughout the year, which brought the year-end 1999 outstanding balance to $400 million, compared with $257 million at Dec. 31, 1998. In addition, several of our real estate investment entities entered into variable rate borrowings in 1999 totaling $64 million, and the special purpose reinsurance entity issued the $46 million of floating rate notes.

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

Our total interest expense was $115 million in 2000, $96 million in 1999 and $75 million in 1998.

Capital Securities - These securities consist of company-obligated mandatorily redeemable preferred securities issued by four business trusts wholly owned by The St. Paul. Three of the trusts, acquired in the USF&G merger, each issued $100 million of preferred securities bearing dividend rates of 8.5%, 8.47% and 8.312%, respectively. In 1999, we repurchased and retired securities from these three trusts with an aggregate principal value of $79 million, comprised of the following components: $27 million at 8.5%; $22 million at 8.47%; and $30 million at 8.312%. The repurchases were made in open market transactions and were primarily funded by commercial paper borrowings.

The fourth trust was acquired in our purchase of MMI in 2000. In 1997, MMI issued $125 million of 30-year mandatorily redeemable preferred securities through MMI Capital Trust I, formed for the sole purpose of issuing those securities. The securities bear a 7.625% dividend rate and have a mandatory redemption date of Dec. 15, 2027.

Our total dividend expense on capital securities was $31 million in 2000, $36 million in 1999 and $38 million in 1998.

Acquisitions and Divestitures - We purchased MMI in April 2000 for approximately $206 million in cash and the assumption of $165 million of short-term debt and capital securities. The short-term debt of $45 million was retired subsequent to the acquisition. The cash portion of this transaction and the repayment of debt was financed with internally generated funds. In addition, our purchase of Pacific Select in February 2000 for approximately $37 million in cash was financed with internally generated funds.

In May 2000, we completed the sale of our nonstandard auto operations for a total cash consideration of approximately $175 million (net of a $25 million dividend paid by these operations to our property-liability operations prior to closing). In September 1999, we completed the sale of our standard personal insurance operations to Metropolitan for net proceeds of approximately $272 million. Proceeds from both transactions were used for general corporate purposes.

Our merger with USF&G in 1998 was a tax-free exchange accounted for as a pooling-of-interests. We issued 66.5 million of our common shares for all of the outstanding shares of USF&G. The transaction was valued at $3.7 billion, which included the assumption of USF&G's debt and capital securities.

Capital Commitments - We have no current plans for major capital expenditures in 2001, other than possible additional repurchases of our common stock. If any other expenditures were to occur, they would likely involve acquisitions consistent with our specialty commercial focus. From Jan. 1, 2001, through Feb. 6, 2001, we repurchased 1.8 million common shares at a total cost of $86 million. As of Feb. 6, 2001, we had the capacity to make up to $89 million in additional share repurchases under a repurchase program authorized by our board of directors in May 2000. In February 2001, our board of directors authorized us to repurchase up to an additional $500 million of common shares in private transactions or on the open market. We made no major capital improvements during any of the last three years.

THE ST. PAUL COMPANIES
Liquidity

Liquidity is a measure of our ability to generate sufficient cash flows to meet the short- and long-term cash requirements of our business operations. Our underwriting operations' short-term cash needs primarily consist of paying insurance loss and loss adjustment expenses and day-to-day operating expenses. Those needs are met through cash receipts from operations, which consist primarily of insurance premiums collected and investment income. Our investment portfolio is also a source of additional liquidity, through the sale of readily marketable fixed maturities, equity securities and short-term investments, as well as longer-term investments such as real estate and venture capital holdings. After satisfying our cash requirements, excess cash flows from these underwriting and investment activities are used to build the investment portfolio and thereby increase future investment income.

Cash outflows from continuing operations totaled $555 million in 2000, compared with outflows of $56 million in 1999 and cash inflows of $144 million in 1998. The deterioration in 2000 was primarily due to significant loss payments in our Reinsurance, Global Healthcare and International business segments and premium payments totaling $345 million related to our corporate reinsurance program. Our underwriting cash flows in 1999 and 1998 were negatively impacted by the reductions in written premium volume and investment receipts in our property-liability operations, as well as cash disbursements associated with our merger with USF&G and the restructuring of our commercial insurance operations. Also in 1999, we made premium payments totaling $129 million related to our corporate reinsurance program. The sale of fixed-maturity investments to fund operational cash flow requirements resulted in lower levels of investment cash flows in each of the last three years.

On a long-term basis, we believe our operational cash flows in our property-liability operations will continue to benefit from the corrective pricing and underwriting actions that we have implemented over the last several years in our property-liability operations. In addition, the restructuring and expense reduction initiatives implemented in 1999 and 1998 are expected to continue to benefit our operational cash flow position. Our financial strength and conservative level of debt provide us with the flexibility and capacity to obtain funds externally through debt or equity financings on both a short-term and long-term basis.

We are not aware of any current recommendations by regulatory authorities that, if implemented, might have a material impact on our liquidity, capital resources or operations.

THE ST. PAUL COMPANIES
Exposures to Market Risk

Interest Rate Risk - Our exposure to market risk for changes in interest rates is concentrated in our investment portfolio, and to a lesser extent, our debt obligations. However, changes in investment values attributable to interest rate changes are mitigated by corresponding and partially offsetting changes in the economic value of our insurance reserves and debt obligations. We monitor this exposure through periodic reviews of our asset and liability positions. Our estimates of cash flows, as well as the impact of interest rate fluctuations relating to our investment portfolio and insurance reserves, are modeled and reviewed quarterly.

The following table provides principal runoff estimates by year for our Dec. 31, 2000, inventory of interest-sensitive financial instrument assets. Also provided are the weighted average interest rates associated with each year's runoff. Principal runoff projections for collateralized mortgage obligations were prepared using third-party prepayment analyses. Runoff estimates for mortgage passthroughs were prepared using average prepayment rates for the prior three months. Principal runoff estimates for callable bonds are either to maturity or to the next call date depending on whether the call was projected to be "in the money" assuming no change in interest rates. No projection of the impact of reinvesting the estimated cash flow runoff is included in the table, regardless of whether the runoff source is a short-term or long-term fixed maturity security.

We have assumed that our "available for sale" securities are similar enough to aggregate those securities for purposes of this disclosure.

                                                                                   Weighted
                                                                Principal           Average
December 31, 2000                                               Cash Flows        Interest Rate
                                                                       (In millions)
FIXED MATURITIES, SHORT-TERM INVESTMENTS AND MORTGAGE LOANS
2001                                                              $4,376              5.7%
2002                                                               1,981              7.2%
2003                                                               1,916              7.3%
2004                                                               1,686              7.8%
2005                                                               1,773              6.5%
Thereafter                                                        10,949              6.7%
                                                                 -------
         Total                                                   $22,681
                                                                 -------
                                                                 -------
Fair Value at Dec. 31, 2000                                      $22,089

The following table provides principal runoff estimates by year for our Dec. 31, 2000, inventory of interest-sensitive debt obligations and related weighted average interest rates by stated maturity dates.

                                                                                    Weighted
                                                                Principal           Average
December 31, 2000                                               Cash Flows        Interest Rate
                                                                        (In millions)
MEDIUM-TERM NOTES, ZERO COUPON NOTES AND SENIOR NOTES
2001                                                                $195             8.1%
2002                                                                  49             7.5%
2003                                                                  67             6.5%
2004                                                                  55             7.1%
2005                                                                 428             7.5%
Thereafter                                                           694             6.8%
                                                                 -------
         Total                                                    $1,488
                                                                 -------
                                                                 -------
Fair Value at Dec. 31, 2000                                       $1,475

Foreign Currency Exposure - Our exposure to market risk for changes in foreign exchange rates is concentrated in our invested assets denominated in foreign currencies. Cash flows from our foreign operations are the primary source of funds for our purchase of these investments. We purchase these investments primarily to hedge insurance reserves and other liabilities denominated in the same currency, effectively reducing our foreign currency exchange rate exposure. At Dec. 31, 2000, approximately 7.2% of our invested assets were denominated in foreign currencies, with no individual currency accounting for more than 4% of that total.

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

Our portfolio of venture capital investments also has exposure to market risks, primarily relating to the viability of the various entities in which we have invested. These investments by their nature involve more risk than other investments, and we actively manage our market risk in a variety of ways. First, we allocate a comparatively small amount of funds to venture capital. At the end of 2000, the cost of these investments accounted for only 3% of total invested assets. Second, the investments are diversified to avoid concentration of risk in a particular industry. Third, we perform extensive research prior to investing in a new venture to gauge prospects for success. Fourth, we regularly monitor the operational results of the entities in which we have invested. Finally, we generally sell our holdings in these firms soon after they become publicly traded, thereby reducing exposure to further market risk.

At Dec. 31, 2000, our marketable equity securities and venture capital investments were recorded at their fair value of $2.53 billion. A hypothetical 10% decline in each stock's price would have resulted in a $253 million impact on fair value.

Equity-Indexed Annuity Products - F&G Life's equity-indexed annuity products are tied to the performance of leading market indices. Interest is credited to the equity portion of these annuities on specified policy anniversaries, based on the formulas dictated by the policy contract, and calculated using the average change in the indices during the specified period (one or two years). F&G Life hedges its exposure by purchasing options with terms similar to the index component to provide it with the same return as it guarantees to the annuity contract holder, subject to minimums guaranteed in the annuity contract. At Dec. 31, 2000, F&G Life held options with a notional amount of $1.14 billion, with a market value of $32 million.

THE ST. PAUL COMPANIES
Impact of Accounting Pronouncements to Be Adopted in the Future

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133," which amended SFAS No. 133 to make it effective for all quarters of fiscal years beginning after June 15, 2000, and prohibits retroactive application to financial statements of prior periods. In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," as an additional amendment to SFAS No. 133, to address a limited number of issues causing implementation difficulties. We intend to implement the provisions of SFAS No. 133, as amended, in the first quarter of 2001. Our property-liability operations currently have limited involvement with derivative instruments, primarily for purposes of hedging against fluctuations in market indices, foreign currency exchange rates and interest rates. Our life insurance operation purchases options to hedge its obligation to pay credited rates on equity-indexed annuity products. We expect the impact of adoption to be immaterial to our financial position and results of operations for the period of adoption.

In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FASB Statement No. 125." The Statement revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it retains most of the provisions of SFAS No. 125 without reconsideration. The Statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001, with the collateral and disclosure requirements effective for fiscal years ending after Dec. 15, 2000. We intend to implement SFAS No. 140 in the periods during which its provisions become effective, and we expect the impact of adoption to be immaterial to our financial position and results of operations for future periods.

Forward-Looking Statement Disclosure

This discussion contains certain forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Forward-looking statements are statements other than historical information or statements of current condition. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks" or "estimates," or variations of such words and similar expressions are also intended to identify forward-looking statements. Examples of these forward-looking statements include statements concerning: market and other conditions and their effect on future premiums, revenues, earnings, cash flow and investment income; price increases, improved loss experience and expense savings resulting from the restructuring actions announced in recent years.

In light of the risks and uncertainties inherent in future projections, many of which are beyond our control, actual results could differ materially from those in forward-looking statements. These statements should not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved. Risks and uncertainties include, but are not limited to, the following: competitive considerations, including the ability to implement price increases and possible actions by competitors; general economic conditions including changes in interest rates and the performance of financial markets; changes in domestic and foreign laws, regulations and taxes; changes in the demand for, pricing of, or supply of insurance or reinsurance; catastrophic events of unanticipated frequency or severity; loss of significant customers; judicial decisions and rulings; and various other matters. We undertake no obligation to release publicly the results of any future revisions we may make to forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

BAR GRAPHS + PIE CHART


INCOME FROM CONTINUING OPERATIONS PER COMMON SHARE
(In dollars)
Record realized investment gains, improved underwriting results in our property-liability operations and earnings growth at The John Nuveen Company all contributed to the solid increase in our earnings in 2000.

 96       97       98       99       00
$4.07    4.22     0.78     3.07     4.32


COMBINED RATIO
The improvement in our 2000 combined ratio primarily reflects the progress we've made in reducing insurance loss costs and improving operational efficiencies.

                              96       97       98       99       00
Loss Ratio                    68.9     69.8     82.2     72.9     70.0
Expense Ratio                 31.9     33.5     35.2     35.0     34.8
                             -----    -----    -----    -----    -----
                             100.8    103.3    117.4    107.9    104.8


NET INVESTMENT INCOME
(Dollars in millions)
Our purchase of MMI in 2000 added approximately $1.1 billion of high-quality bonds to our property-liability investment portfolio. Investment income on those bonds, coupled with higher yields on new investments, served to substantially offset a decline in investment income resulting from the sale of bonds during the year to fund a portion of our operational cash needs.

 96       97       98       99       00
$1,234   1,319    1,293    1,256    1,247


PROPERTY-LIABILITY BOND PORTFOLIO RATINGS
Our high-quality bond portfolio produced pretax investment income of $1.2 billion in 2000. Taxable securities, which comprised 68% of our portfolio at year-end 2000, have accounted for the majority of new bond purchases in recent years.

 AAA      AA       A        BBB      Other
 51%      18%      16%      9%       6%


COMMON SHAREHOLDERS' EQUITY
(Dollars in billions)
Our strong net income of just under $1 billion in 2000 pushed equity past the $7 billion mark at the end of the year -- a record high for The St. Paul.

 96       97       98       99       00
$5.6     6.6      6.6      6.4      7.2

TOTAL CAPITALIZATION
(Dollars in billions)
A strong capital base and conservative levels of debt have long been a hallmark of The St. Paul, providing the flexibility to respond to new opportunities that emerge in the marketplace.

                          96       97       98       99       00
Debt                     $1.2      1.3      1.3      1.5      1.6
Redeemable Preferred
Securities and Equity     6.1      7.1      7.1      6.9      7.6
                          ---      ---      ---      ---      ---
                         $7.3      8.4      8.4      8.4      9.2


DIVIDENDS PAID PER COMMON SHARE
(In dollars)
We have paid a common dividend every year since 1872; in 69 of those years, including each of the last 15, we've increased our dividend.

 96       97       98       99       00
$0.86    0.925    0.985    1.03     1.07

SHAREHOLDER INFORMATION


CORPORATE PROFILE

The St. Paul is a group of companies providing commercial property-liability and life insurance and nonlife reinsurance products and services worldwide.


YOUR DIVIDENDS

A quarterly dividend of $0.28 per share was declared on Feb. 6, 2001, payable April 17, 2001, to shareholders of record as of March 31, 2001.

Dividends have been paid every year since 1872. During those 129 years of uninterrupted dividend payments, total payments have been increased in 69 years. The chart at the lower right contains dividend information for 2000 and 1999.

AUTOMATIC DIVIDEND REINVESTMENT PROGRAM

This program provides a convenient way for shareholders to increase their holding of company stock. Approximately 55 percent of shareholders of record participate.

An explanatory brochure and enrollment card may be obtained by calling our stock transfer agent -- Wells Fargo Bank Minnesota, N.A. at 888-326-5102, or contact them at the address below.

STOCK TRANSFER AGENT AND REGISTRAR

For address changes, dividend checks, direct deposits of dividends, account consolidations, registration changes, lost stock certificates, stock holdings and the Dividend Reinvestment Program, please contact:

Wells Fargo Bank Minnesota, N.A.
Shareowner Services Department
P.O. Box 64854
Saint Paul, MN 55164-0854
Telephone: 888-326-5102
www.wellsfargo.com/com/shareowner_services

STOCK TRADING

The company's stock is traded nationally on the New York Stock Exchange, where it is assigned the symbol SPC. The stock is also listed on the London Stock Exchange under the symbol SPA. The number of holders of record, including individual owners, of our common stock was 18,470 as of Feb. 1, 2001.

Options on the company's stock trade on the Chicago Board Options Exchange under the symbol SPQ.

ANNUAL SHAREHOLDERS' MEETING


The annual shareholders' meeting will be at 2:00 p.m., Tuesday, May 1, 2001, at the corporate headquarters, 385 Washington Street, Saint Paul, Minn. A proxy statement will be sent around March 30 to each shareholder of record on March 15, 2001.

FORM 10-K AVAILABLE

The Form 10-K report filed with the Securities and Exchange Commission is available without charge to shareholders upon request. Write to our corporate secretary: Bruce Backberg, The St. Paul Companies, 385 Washington Street, Saint Paul, MN 55102.


ADDITIONAL INFORMATION

For additional investor relations information, shareholders may contact Laura Gagnon, vice president - finance and investor relations at (651) 310-7696. Or, general information about the company is available on our Web site (www.stpaul.com).

STOCK PRICE AND DIVIDEND RATE

The table below sets forth the amount of cash dividends declared per share and the high and low closing sales prices of company stock for each quarter during the past two years.


                                                         Cash
                                                        Dividend
2000                  High               Low            Declared
1st Quarter          $34 1/4            $21 3/4          $0.27
2nd Quarter          39 3/16             29 7/8           0.27
3rd Quarter           50 5/8             34 5/8           0.27
4th Quarter           56 3/8            44 1/16           0.27

Cash dividend paid in 2000 was $1.07.


                                                         Cash
                                                        Dividend
1999                  High               Low            Declared
1st Quarter          $35 3/4            $28 9/16         $0.26
2nd Quarter           36 3/4            28 11/16          0.26
3rd Quarter           33 3/4              27 1/2          0.26
4th Quarter          36 1/16             25 9/16          0.26

Cash dividend paid in 1999 was $1.03.