Form 10-K, Exhibit 13
period 2002-12-31
ST PAUL COMPANIES INC /MN/
filed 2003-03-20
CIK 86312

EXPLANATORY NOTE: The following portions of the 2002 Annual Report to Shareholders of The St. Paul Companies, Inc. (the "Annual Report"), which are filed as Exhibit 13 to the 2002 Annual Report on Form 10-K of The St. Paul Companies, Inc. (the "Form 10-K") have different page numbers than those in the printed Annual Report.Page references in the text of the Form 10-K are to the Annual Report. A reconciliation of the table of contents of the incorporated portions of the Annual Report to Exhibit 13 follows:

	ANNUAL REPORT	EXHIBIT 13
Consolidated Financial Statements	59	99
Notes to Consolidated Financial Statements	63	104
Independent Auditors' Report	58	98
Management's Discussion and Analysis	22	1
Six-year Summary of Selected Financial Data	57	96

Exhibit 13

FORWARD-LOOKING STATEMENT DISCLOSURE AND CERTAIN RISKS

This discussion contains certain forward-looking statements within the meaning of the Private Litigation Reform Act of 1995.  Forward-looking statements are statements other than historical information or statements of current condition.  Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks” or “estimates,” or variations of such words, and similar expressions are intended to identify forward-looking statements.  Examples of these forward-looking statements include statements concerning:

•      market and other conditions and their effect on future premiums, revenues, earnings, cash flow and investment income;

•      price increases, improved loss experience, and expense savings resulting from the restructuring and other actions and initiatives announced in recent years;

•      statements concerning the anticipated approval of the Western MacArthur asbestos litigation settlement; and

•      statements concerning our expectations of savings in our Health Care segment as we settle claims in a runoff environment.

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

•      changes in the demand for, pricing of, or supply of our products;

•      our ability to effectively implement price increases;

•      general economic conditions, including changes in interest rates and the performance of financial markets;

•      additional statement of operations charges if our loss reserves are insufficient;

•      our exposure to natural or man-made catastrophic events, which are unpredictable, with a frequency or severity exceeding our estimates, resulting in material losses;

•      the possibility that claims cost trends that we anticipate in our Health Care and other businesses may not develop as we expect;

•      the impact of the September 11, 2001 terrorist attack and the ensuing global war on terrorism on the insurance and reinsurance industry in general, the implementation of the Terrorism Risk Insurance Act and potential further intervention in the insurance and reinsurance markets to make available insurance coverage for acts of terrorism;

•      risks relating to our potential exposure to losses arising from acts of terrorism and our ability to obtain reinsurance covering such exposures;

•      risks relating to our continuing ability to obtain reinsurance covering catastrophe, surety and other exposures at appropriate prices and/or in sufficient amounts;

•      risks relating to the collectibility of reinsurance and adequacy of reinsurance to protect us against losses;

•      risks and uncertainties relating to international political developments, including the possibility of warfare, and their potential effect on economic conditions;

•      changes in domestic and foreign laws, tax laws and changes in the regulation of our businesses which affect our profitability and our growth;

•      the possibility of downgrades in our ratings significantly adversely affecting us, including, but not limited to, reducing the number of insurance policies we write, generally, or causing clients who require an insurer with a certain rating level to use higher-rated insurers or causing us to borrow at higher interest rates;

•      the risk that our investment portfolio suffers reduced returns or investment losses which could reduce our profitability;

•      the effect of financial market and interest rate conditions on pension plan assumptions and contribution levels;

•      the impact of assessments and other surcharges for guaranty funds and second-injury funds and other mandatory pooling arrangements;

•      risks related to the business underwritten on our policy forms on behalf of Platinum Underwriters Holdings, Ltd. (“Platinum”) and fully reinsured to Platinum pursuant to the quota share reinsurance agreements entered into in connection with the transfer of our ongoing reinsurance operations to Platinum in 2002;

•      loss of significant customers;

•      risks relating to the decision of the bankruptcy court with respect to the approval of the settlement of the Western MacArthur matter;

•      changes in our estimate of insurance industry losses resulting from the September 11, 2001 terrorist attack (including the impact if that attack were deemed two insurable events rather than one);

•      adverse developments in non-Western MacArthur related asbestos litigation (including claims that certain asbestos-related insurance policies are not subject to aggregate limits);

•      adverse developments in environmental litigation involving policy coverage and liability issues;

•      the effects of emerging claim and coverage issues on our business, such as developments relating to issues such as mold conditions, construction defects and changes in interpretation of the named insured provision with respect to the uninsured/underinsured motorist coverage in commercial automobile policies;

•      the growing trend of plaintiffs targeting property-liability insurers, including us, in purported class action litigation relating to claim-handling and other practices;

•      the inability of our subsidiaries to pay dividends to us in sufficient amounts to enable us to meet our obligations and pay future dividends;

•      the cyclicality of the property-liability insurance industry causing fluctuations in our results;

•      risks relating to our asset management business, including the risk of material reductions to assets under management if we experience poor investment performance;

•      our dependence on the business provided to us by agents and brokers;

•      our implementation of new strategies, including our intention to withdraw from certain lines of business, as a result of the strategic review completed in late 2001;

•      and various other matters.

THE ST. PAUL COMPANIES, INC. AND SUBSIDIARIES

Management’s Discussion and Analysis of Financial Condition and Results of Operations

December 31, 2002

CONSOLIDATED OVERVIEW

The following table summarizes our results for each of the last three years.

	Years Ended December 31
(In millions, except per share data)	2002	2001	2000
Pretax income (loss):
Property-liability insurance	$244	$(1,400)	$1,467
Asset management	162	142	135
Parent company and other operations	(230)	(173)	(201)
Pretax income (loss) from continuing operations	176	(1,431)	1,401

Income tax expense (benefit)

(73

)

(422

)

431

Income (loss) from continuing operations before cumulative effect of accounting change	249	(1,009)	970
Cumulative effect of accounting change, net of taxes	(6)	—	—
Income (loss) from continuing operations	243	(1,009)	970
Discontinued operations, net of taxes	(25)	(79)	23
Net income (loss)	$218	$(1,088)	$993
Net income (loss) per share (diluted)	$0.92	$(5.22)	$4.24

Our pretax income from continuing operations of $176 million in 2002 included a $472 million loss provision, net of reinsurance, related to a settlement agreement we entered into with respect to the Western MacArthur asbestos litigation (described in more detail on pages 13 through 16 of this discussion).  Our pretax loss of $1.43 billion in 2001 was dominated by $941 million of pretax losses resulting from the September 11, 2001 terrorist attack and pretax provisions totaling $735 million to strengthen prior-year loss reserves in our Health Care segment.  Excluding the Western MacArthur loss, the losses from the terrorist attack and the 2001 loss provision in the Health Care segment, our pretax income in 2002 of $648 million was significantly better than 2001 pretax income of $245 million, primarily due to strong improvement in underwriting results in our ongoing property-liability business segments.  Our majority-owned asset management subsidiary, Nuveen Investments, Inc., achieved another year of record results, driven by strong product sales and recent strategic acquisitions.  The pretax loss in the “Parent company and other operations” category (which primarily consists of management, administrative and debt service expenses at the holding company level) exceeded the comparable loss in 2001 primarily due to an increase in distributions related to preferred securities issued in the fourth quarter of 2001.

As a result of implementing the provisions of a new accounting pronouncement in 2002 (discussed in more detail on pages 27 and 28 of this discussion), we did not record any goodwill amortization expense in 2002.  In 2001, expenses related to goodwill totaled $114 million, which included $73 million of goodwill write-downs related to businesses we decided to exit.  Amortization expense related to intangible assets totaled $18 million in 2002, compared with $2 million in 2001.

Our income tax benefit of $73 million on pretax income of $176 million included $124 million of tax benefits associated with net realized investment losses.  That $124 million reflected a $207 million benefit related to the sale of certain of our international operations and all other net realized gains and losses, and $83 million of tax expense related to the transfer of our ongoing reinsurance operations (discussed in more detail on pages 5 and 6 of this discussion).  In 2002, we substantially completed the refocusing of our international property-liability underwriting operations.  As part of that effort, we sold certain of those operations in the fourth quarter of 2002, resulting in a net after-tax realized gain of $132 million that was predominantly comprised of the aforementioned tax benefits.  The pretax impact on our results in 2002 from the sale was nominal, as significant operating losses had previously been reflected in our reported results for these operations prior to their divestiture.

In 2001, our consolidated pretax income from continuing operations (excluding the impact of the terrorist attack and prior-year loss provisions in our Health Care segment) of $245 million was significantly less than pretax income of $1.4 billion in 2000.  The decline was driven primarily by a $726 million reduction in pretax realized gains compared with 2000, and deterioration in property-liability underwriting results in several segments of our business, principally Health Care, Reinsurance and International & Lloyd’s.  The decline in the “Parent company and other operations” pretax loss in 2001 resulted from a reduction in executive management stock compensation expense related to our variable stock option grants.

WITHDRAWAL FROM CERTAIN LINES OF BUSINESS

In the fourth quarter of 2001, we announced our intention to withdraw from several lines of business in our property-liability operations in a strategic effort to focus on those lines of business and market sectors that we believe offer the greatest potential for profitable growth.  Beginning in January 2002, the lines of business listed below were placed in “runoff,” which means that we ceased or planned to cease underwriting new business in these lines as soon as possible.  We maintain appropriate levels of staff to administer the settlement of claims incurred in runoff operations.

•      All coverages in our Health Care segment.

•      All underwriting operations in Germany, France, the Netherlands, Argentina, Mexico (excluding surety business, which continues), Spain, Australia, New Zealand, Botswana and South Africa.  Our operations in Argentina, Mexico and Spain were sold in the fourth quarter of 2002.

•      In the United Kingdom, all coverages offered to the construction industry.  (Unionamerica, a United Kingdom underwriting entity that we acquired in 2000 as part of our acquisition of MMI Companies, Inc. (“MMI”), was placed in runoff in late 2000).

•      At Lloyd’s, casualty insurance and reinsurance, U.S. surplus lines business, non-marine reinsurance and, when our contractual commitment expires at the end of 2003, our participation in the insuring of the Lloyd’s Central Fund.  (In the second quarter of 2002 at Lloyd’s, we resumed underwriting U.S. surplus lines business, ceased underwriting financial and professional coverages, and exited remaining reinsurance lines except for aviation).

•      In our Reinsurance segment, most North American reinsurance business underwritten in the United Kingdom, all of the reinsurance business underwritten by St. Paul Re’s Financial Solutions unit (except the traditional finite business), bond and credit reinsurance, and aviation reinsurance.  In the fourth quarter of 2002, we completed the transfer of our remaining ongoing reinsurance operations to Platinum, including substantially all of the reinsurance business incepting in 2002, as disclosed below.

In connection with these strategic actions, we wrote off $73 million of goodwill in the fourth quarter of 2001 related to businesses to be exited.  Approximately $56 million of the write-off related to MMI (described on pages 17 and 18 of this discussion), $10 million related to operations at Lloyd’s, and the remainder related to our operations in Spain and Australia.

None of the operations we consider to be in runoff qualifies as a “discontinued operation” for accounting purposes.  For the year ended December 31, 2002, the runoff segments collectively accounted for $1.16 billion, or 17%, of our reported net written premiums, $1.92 billion, or 26%, of our reported net earned premiums, and generated negative underwriting results totaling $409 million (an amount that does not include investment income from the assets maintained to support these operations).

Our consolidated net loss and loss adjustment expense reserves of $14.8 billion at December 31, 2002 included approximately $6.3 billion of net reserves related to our runoff segments.  The payment of claims from these reserves will negatively impact our investment income in future periods as the invested assets related to these reserves decline.

TRANSFER OF ONGOING REINSURANCE OPERATIONS TO PLATINUM UNDERWRITERS HOLDINGS, LTD.

On November 1, 2002, we completed the transfer of our continuing reinsurance business (previously operating under the name “St. Paul Re”) and certain related assets, including renewal rights, to Platinum Underwriters Holdings, Ltd. (“Platinum”), a newly formed Bermuda company that underwrites property and casualty reinsurance on a worldwide basis.  The following description of the transaction is qualified in its entirety by the terms of the Formation and Separation Agreement between us and Platinum dated as of October 28, 2002 and filed as an exhibit to Platinum’s Registration Statement No. 333-86906 on Form S-1.

As part of this transaction, we contributed $122 million of cash to Platinum and transferred $349 million in assets relating to the insurance reserves that we also transferred.  In exchange, we acquired six million common shares, representing a 14% equity ownership interest in Platinum, and a ten-year option to buy up to six million additional common shares at an exercise price of $27 per share, which represents 120% of the initial public offering price of Platinum’s shares.

In conjunction with the transfer of our continuing reinsurance business to Platinum, we entered into various agreements with Platinum and its subsidiaries, including quota share reinsurance agreements by which Platinum reinsured substantially all of the reinsurance contracts entered into by St. Paul Re on or after January 1, 2002.  This transfer (based on September 30, 2002 balances) included $125 million of unearned premium reserves (net of ceding commissions), $200 million of existing loss and loss adjustment expense reserves and $24 million of other reinsurance-related liabilities.  The transfer of unearned premium reserves to Platinum was accounted for as prospective reinsurance, while the transfer of existing loss and loss adjustment expense reserves was accounted for as retroactive reinsurance.

As noted above, the transfer of reserves to Platinum at the inception of the quota share reinsurance agreements was based on the September 30, 2002 balances.  We intend to transfer additional insurance reserves to Platinum to reflect business activity between September 30, 2002 and the November 2, 2002 inception date of the quota share reinsurance agreements.  Our insurance reserves at December 31, 2002 included our estimate of additional amounts due to Platinum for this activity, which totaled $54 million.  We expect that this amount, which is subject to adjustment under the provisions of the reinsurance agreements, will be agreed to and settled upon in the first half of 2003.  This adjustment, if any, is not expected to be material to our results of operations.

For business underwritten in the United States and the United Kingdom, until October 31, 2003, Platinum has the right to underwrite specified reinsurance business on our behalf in cases where Platinum is unable to underwrite that business because it has yet to obtain necessary regulatory licenses or approval to do so, or Platinum has not yet been approved as a reinsurer by the ceding company.  We entered into this agreement solely as a means to accommodate Platinum through a transition period.  Any business written by Platinum on our policy forms during this transition period is being fully ceded to Platinum under the quota share reinsurance agreements.

The transaction resulted in a pretax gain of $29 million and an after-tax loss of $54 million.  The after-tax loss was driven by the write-off of approximately $73 million in deferred tax assets associated with previously incurred losses related to St. Paul Re’s United Kingdom-based operations, as well as approximately $10 million in taxes associated with the pretax gain.

Our investment in Platinum is included in “Other investments.”  The income from our 14% proportionate equity ownership in Platinum is included in our statement of operations as a component of “Net investment income” from the date of closing.  Our warrants to purchase additional Platinum shares are carried at their market value ($61 million at December 31, 2002), with changes in their fair value recorded as other realized gains or losses in our statement of operations.

REVISIONS TO BUSINESS SEGMENT REPORTING STRUCTURE

In the fourth quarter of 2002, we revised our property-liability business segment reporting structure to reflect the manner in which those businesses are currently managed, particularly in recognition of certain operations being separately managed as runoff operations.  As of December 31, 2002, our property-liability underwriting operations consist of four segments constituting our ongoing operations, and three segments comprising our runoff operations.  The composition of those respective segments is described in greater detail in the analysis of their results on pages 38 through 60 of this discussion.  We retained the concept of a “specialty commercial” business center, which is an operation possessing dedicated underwriting, claims and risk control services requiring specialized expertise and focusing exclusively on the customers it serves.  Eleven of those business centers comprise our Specialty Commercial reportable segment.  None of those business centers alone met the quantitative threshold to qualify as a separate reportable segment; therefore they were combined based on the applicable aggregation criteria.  All data for 2001 and 2000 included in this report were restated to be consistent with the new reporting structure in 2002.  The following is a summary of changes made to our segments at the end of 2002.

•      In our Specialty Commercial segment, all international specialty business that had either been included in respective business centers, or had been included in the separate International Specialty business center, was reclassified to the newly formed International & Lloyd’s segment (for ongoing operations) or our Other segment (for international operations considered to be in runoff).

•      All international Health Care business, previously included in the Health Care segment, was reclassified to the newly formed Other segment.

•      The International & Lloyd’s segment was formed, comprised of our ongoing operations at Lloyd’s, ongoing specialty commercial business underwritten outside the United States (currently consisting of operations in the United Kingdom, Canada and the Republic of Ireland), and Global Accounts.  All operations in this segment are under common management.

•      The new runoff segment Other was formed, comprised of the results of all of our international and Lloyd’s business considered to be in runoff (including our involvement in insuring the Lloyd’s Central Fund), as well as those of Unionamerica, the U.K.-based underwriting entity acquired in the MMI transaction.

•      Our Catastrophe Risk business center, previously included in the Specialty Commercial segment in its entirety, was split into two, with Personal Catastrophe Risk remaining in the Specialty Commercial segment and Commercial Catastrophe Risk moving to the Commercial Lines segment as part of the Property Solutions business center.

CONSOLIDATED REVENUES

The following table summarizes the sources of our consolidated revenues from continuing operations for the last three years.

	Years Ended December 31
(In millions)	2002	2001	2000
Revenues:
Property-liability insurance premiums earned	$7,390	$7,296	$5,592
Net investment income	1,169	1,217	1,262
Realized investment gains (losses)	(165)	(94)	632
Asset management	397	374	370

Other

127

126

90

Total revenues	$8,918	$8,919	$7,946
Change from prior year	0%	12%

Earned premiums in 2002 were $94 million higher than in 2001, as the positive impacts of significant price increases in 2001 and 2002 and new business in many of our ongoing operations were largely offset by our withdrawal from several lines of business and the transfer of our ongoing reinsurance operations to Platinum.  Earned premiums of $5.47 billion generated by our four ongoing property-liability underwriting segments in 2002 grew 24% over comparable 2001 earned premiums of $4.43 billion, whereas earned premiums produced by the three runoff segments in 2002 declined

33% compared with 2001.  Net investment income declined 4% from 2001, primarily due to reduced yields on new investments.  Realized investment losses in 2002 were concentrated in our venture capital and equity portfolios and included losses originating from sales of investments, as well as impairment write-downs.  The majority of our “Other” revenues consisted of risk management consulting fees and claim servicing fees in our insurance underwriting operations and foreign exchange gains and losses.

In 2001, consolidated revenue growth was driven by price increases, strong business retention rates and new business in several segments that resulted in a 30% increase in earned premiums over 2000.  Realized investment gains in 2000 were unusually high due to strong returns generated by our venture capital holdings.

SEPTEMBER 11, 2001 TERRORIST ATTACK

On September 11, 2001, terrorists hijacked four commercial passenger jets in the United States.  Two of the jets were flown into the World Trade Center towers in New York, NY, causing their collapse.  The third jet was flown into the Pentagon building in Washington, DC, causing severe damage, and the fourth jet crashed in rural Pennsylvania.  This terrorist attack caused significant loss of life and property damage and resulted in unprecedented losses for the property-liability insurance industry.

In 2001, we recorded estimated net pretax losses totaling $941 million related to the terrorist attack, consisting of the following components.

(In millions)	Year Ended Dec. 31, 2001

Gross pretax loss and loss adjustment expenses	$2,299
Reinsurance recoverables	(1,231)
Provision for uncollectible reinsurance	47
Additional and reinstatement premiums	(83)
Reduction in reinsurance contingent commission expense	(91)
Total estimated pretax operating loss	$941

Our estimate of losses was based on a variety of actuarial techniques, coverage interpretation and claims estimation methodologies, and include an estimate of losses incurred but not reported, as well as estimated costs related to the settlement of claims.  Our estimate of losses was originally based on our belief that property-liability insurance losses from the terrorist attack will total between $30 billion and $35 billion for the insurance industry.  In 2002, our estimate of ultimate losses was supplemented by our ongoing analysis of both paid and reported claims related to the attack.  Our estimate of losses remains subject to significant uncertainties and may change over time as additional information becomes available.

We regularly evaluate the adequacy of our estimated net losses related to the terrorist attack, weighing all factors that may impact the total net losses we will ultimately incur.  Based on the results of those regular evaluations, we reallocated certain estimated losses among our property-liability segments in 2002.  In addition, during 2002, we recorded an additional loss provision of $20 million and a $33 million reduction in our estimated provision for uncollectible reinsurance related to the attack.

We and other insurers have obtained a summary judgment ruling that the World Trade Center property loss is a single occurrence.  Certain insureds have appealed that ruling, asking the court to determine that the property loss constituted two separate occurrences rather than one.  In addition, through separate litigation, the aviation losses could be deemed four separate events rather than three, for purposes of insurance and reinsurance coverage.  Even if the courts ultimately rule against us regarding the number of occurrences or events, we believe the additional amount of estimated after-tax losses, net of reinsurance, that we would record would not be material to our results of operations.

The (benefit) detriment on our business segments of the estimated net pretax operating loss of $941 million recorded in 2001 and the $13 million net reduction in and reallocation of losses among segments in 2002 are shown in the following table.

	Years Ended December 31
(In millions)	2002	2001

Specialty Commercial	$8	$52
Commercial Lines	(30)	139
Surety & Construction	—	2
International & Lloyd’s	(22)	95
Subtotal – ongoing segments	(44)	288

Health Care	—	5
Reinsurance	24	556
Other	7	92
Subtotal – runoff segments	31	653
Total	$(13)	$941

Through December 31, 2002, we paid a total of $307 million in net losses related to the terrorist attack since it occurred, including $242 million during the year ended December 31, 2002.

TERRORISM RISK AND LEGISLATION

On November 26, 2002, President Bush signed into law the Terrorism Risk Insurance Act of 2002, or TRIA.  TRIA establishes a temporary federal program which requires U.S. and other insurers to offer coverage in their commercial property and casualty policies for losses resulting from terrorists’ acts committed by foreign persons or interests in the United States or with respect to specified U.S. air carriers, vessels or missions abroad.  The coverage offered may not differ materially from the terms, amounts and other coverage limitations applicable to other policy coverages.

Under TRIA, the U.S. Secretary of the Treasury determines whether an act is a covered terrorist act, and if it is covered, losses resulting from that act ultimately are shared among insurers, the federal government and policyholders.  Generally, insurers pay all losses to policyholders, retaining a defined “deductible” and 10% of losses above that deductible.  The federal government will reimburse insurers for 90% of losses above the deductible and, under certain circumstances, the federal government will require insurers to levy surcharges on policyholders to recoup for the federal government its reimbursements paid.  An insurer’s deductible in 2003 is 7% of the insurer’s 2002 direct earned premiums, and rises to 10% of 2003 direct earned premiums in 2004 and, if the program continues in 2005, 15% of 2004 direct earned premiums in 2005.  The program terminates at the end of 2004 unless the Secretary of the Treasury extends it to 2005.  Federal reimbursement of the insurance industry is limited to $100 billion in each of 2003, 2004 and 2005, and no insurer that has met its deductible shall be liable for the payment of its portion of the aggregate industry insured loss that exceeds $100 billion, thereby capping the insurance industry’s and each insurer’s ultimate exposure to terrorist acts covered by TRIA.

TRIA voided terrorist exclusions in policies in-force on November 26, 2002 to the extent of the TRIA coverage required to be offered and imposed requirements on insurers to offer the TRIA coverage to policyholders at rates chosen by the insurers on policies in-force on November 26, 2002 and all policies renewed or newly offered thereafter.  Policyholders may accept or decline coverage at the offered rate and, with respect to policies in-force on November 26, 2002, TRIA coverage remains in effect until the policyholder fails to purchase the coverage within a specified period following the insurer’s rate quotation for the TRIA coverage.  After November 26, we commenced a process of offering and quoting TRIA coverage on over 5,000 policies in-force on November 26, 2002 (approximately 40% in Specialty Commercial’s excess and surplus lines business and 10% in the Construction business center).  As of February 28, 2003, only a small number of insureds have responded to our quoted rates, with the substantial majority of insureds declining coverage or not yet responding within the notice period.  We have filed our proposed TRIA coverage forms and rates, which we determined on the basis of our internal risk modeling techniques, with state insurance regulators.  Under TRIA, these rates are immediately effective in 2003, subject to subsequent state review.

We believe it is too early to determine TRIA’s impact on the insurance industry generally or on us.  Our domestic insurance subsidiaries are subject to TRIA and, in the event of a terrorist act covered by TRIA, the deductible alone (i.e., without consideration of the 10% retention above the deductible) which we would be required to bear in 2003 would be approximately $460 million (based on an estimated $1 billion event to us); accordingly, TRIA’s federal reimbursement provisions alone do not protect us from losses from foreign terrorist acts that could be material to our results of operations or financial condition.  Furthermore, there is substantial uncertainty in determining the appropriate rates for offering TRIA coverage (and coverage for terrorist acts generally), and our quoted rates could be too low and attract poor risks or, alternatively, could be higher than our competitors and result in the loss of business.  There are numerous interpretive issues in connection with TRIA’s implementation by the Secretary of the Treasury that remain to be resolved, including the timing of federal reimbursement for TRIA losses, the standards for obtaining the federal reimbursement, the mechanisms for allocating losses exceeding insurers’ deductibles and the participation by captive insurers in TRIA coverages.  We currently have property reinsurance that would cover only a portion of our deductible.  Our current coverage expires in April 2003, and there can be no assurance that coverage can or will be replaced.  Additionally, there can be no assurance TRIA will achieve its objective of creating a viable private insurance market for terrorism coverage prior to TRIA’s expiration, and rates and forms used by us and our competitors may vary widely in the future.

Regardless of TRIA, some state insurance regulators do not permit terrorism exclusions in various coverages we write, and currently, we have not excluded coverage for terrorist acts by domestic terrorists (e.g., the Oklahoma bombing) in our domestic coverages, or resulting from terrorist acts occurring outside the United States from our international coverages.  Accordingly, our exposure to losses from terrorist acts is not limited to TRIA coverages.  Losses from terrorists’ acts, whether arising under TRIA coverages or otherwise, could be material to our results of operations and financial condition.

PURCHASE OF TERRORISM COVERAGE AND EXPOSURE TO FUTURE TERRORIST EVENTS

After the terrorist attacks in September 2001, reinsurers, in general, specifically excluded terrorism coverage from property reinsurance treaties that subsequently renewed.  As a result, in the second quarter of 2002, we purchased limited specific terrorism coverage in the form of two separate property reinsurance treaties — a per-risk terrorism treaty and a catastrophe terrorism treaty.  The per-risk treaty provides coverage on a per-building, per-event basis for a loss of up to $110 million, after a first layer of $15 million of losses retained by us.  The catastrophe terrorism treaty provides coverage of up to $200 million in excess of the first $100 million of losses resulting from catastrophic losses caused by terrorism.  Both treaties have one additional set of limits for subsequent terrorism events and expire in April 2003.  In addition, we have renewed the majority of our reinsurance treaties covering workers’ compensation and general liability business.  Thus far, those renewals included coverage for terrorism.  Our reinsurance treaties do not cover acts of terrorism involving nuclear, biological or chemical events.  There can be no assurance that we will be able to secure terrorism reinsurance coverage after the expiration of our current treaties in April 2003.

NATURAL CATASTROPHE RISK MANAGEMENT

Our property-liability insurance operations expose us to claims arising out of natural catastrophes, as well as terrorism.  Natural catastrophes can be caused by various events, but losses are principally driven by hurricanes and earthquakes.  The incidence and severity of natural catastrophes are inherently unpredictable and may materially reduce our profitability in a given period or even harm our financial condition.  The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the affected area and the severity of the event.

Most catastrophes are restricted to small geographic areas; however, hurricanes and earthquakes may produce significant damage, especially in areas that are heavily populated.  Most of the catastrophe-related claims in our ongoing businesses in the past five years have related to commercial property coverages in the United States.  The geographic distribution of our business subjects us to natural catastrophe exposure principally from hurricanes in Florida and the Mid-Atlantic, Northeast, and Gulf coast regions, as well as earthquakes in California, along the New Madrid fault line and in the Pacific Northwest region.

We attempt to estimate the impact of certain catastrophic events using catastrophe models developed by outside vendors.  Models are applied to evaluate our exposure to losses arising from individual contracts and in the aggregate.  Underwriting controls and systems exist to insure that individual contracts conform to our risk tolerance, fit within our existing exposure portfolio, and are priced at appropriate levels.

We rely significantly on reinsurance to limit our exposure to natural catastrophes.  Reinsurance exists both at an account level and at the portfolio level, where we purchase a specific natural catastrophe reinsurance treaty.  In the event that reinsurance capacity providing natural catastrophe protection becomes limited, we would adjust our direct exposures accordingly.

There can be no assurance that our underwriting risk management procedures and our reinsurance programs will limit actual losses to a level consistent with our risk tolerance.  Losses from an individual catastrophe, or a series of catastrophes, may materially exceed such amount.  Actual results may vary from the expectations developed in our catastrophe modeling, and such variances could negatively impact our reinsurers and the related reinsurance recoverables.

REINSURANCE

Purpose.  When we purchase reinsurance or “cede” insurance premiums and risks, other insurers or reinsurers agree to share certain risks that we have underwritten.  The primary purpose of reinsurance is to limit a ceding insurer’s maximum net loss from individually large or aggregate risks as well as to provide protection against catastrophes.  Our reinsurance program is generally managed from a corporate risk-tolerance perspective. Reinsurance contracts addressing specific business center risks are utilized on a limited basis to cover unique exposures as necessary.  Our reinsurance program addresses risk through a combination of per-risk reinsurance and reinsurance contracts protecting against the aggregation of risk exposures.  Facultative reinsurance, which covers specific risks, is also used to supplement our reinsurance program.  Until the transfer of our ongoing reinsurance operations to Platinum in November 2002, we underwrote assumed reinsurance coverages on a worldwide basis.

In the wake of the terrorist attack in 2001, price increases and pressures on contract terms and conditions continue in the reinsurance market.  Despite these constraints, our reinsurance program continues to support our primary underwriting reinsurance needs, particularly as increases in rates and reductions in limits also continue in the reinsurance market.

Creditworthiness of Reinsurers.  Approximately 98% of our domestic reinsurance recoverable balances at December 31, 2002 were with reinsurance companies having financial strength ratings of A- or higher by A.M Best or Standard & Poors, were from state sponsored facilities or reinsurance pools, or were collateralized reinsurance programs associated with certain of our insurance operations.  We have an internal credit security committee, which uses a comprehensive credit risk review process in selecting our reinsurers.  This process considers such factors as ratings by major ratings agencies, financial condition, parental support, operating practices, and market news and developments.  The credit security committee convenes quarterly to evaluate these factors and take action on our approved list of reinsurers, as necessary.

We maintain an allowance for uncollectible reinsurance, which is evaluated and adjusted on a regular basis to reflect disputed coverages and changing market and credit conditions.  Our allowance for uncollectible reinsurance as a percentage of total reinsurance recoverable balances was 1.5% and 1.6% as of December 31, 2002 and 2001, respectively.  Historically, our write-offs of uncollectible reinsurance balances have averaged less than $3 million per year.

ASBESTOS SETTLEMENT AGREEMENT

On June 3, 2002, we announced that we and certain of our subsidiaries had entered into an agreement settling all existing and future claims arising from any insuring relationship of United States Fidelity and Guaranty Company (“USF&G”), St. Paul Fire and Marine Insurance Company and their affiliates and subsidiaries, including us (collectively, the “USF&G Parties”) with any of MacArthur Company, Western MacArthur Company (“Western MacArthur”), and Western Asbestos Company (“Western Asbestos”) (together, the “MacArthur Companies”).

On March 26, 2002, a trial commenced in the Western MacArthur litigation which was planned to occur in three phases over the course of approximately one year and which involved complex questions of fact and law.  Among the issues to be addressed in the first phase of the trial were the standing of Western MacArthur to recover under Western Asbestos’ policies issued by USF&G (USF&G never insured Western MacArthur and disputed Western Asbestos’ purported assignment of its insurance rights to Western MacArthur) and the existence and terms and conditions of the policies, including the issue of whether the policies contained products hazard coverage and, if so, whether the policies included aggregate limits for products hazard liability.  USF&G believed it had, and continues to believe that it has, meritorious defenses to the purported assignments of insurance rights by Western Asbestos to Western MacArthur, which Western MacArthur alleged occurred in the 1967-1970 time period and in 1997 and which were allegedly ratified in 1999.  USF&G also believed that it had a strong position that the policies did not contain products hazard coverage, but that even if they did the coverage was subject to products hazard aggregates, which limited the USF&G Parties’ exposure.  As the trial began, we believed that we could resolve the case by litigation or settlement within our existing asbestos reserves (gross asbestos reserves totaled $478 million as of December 31, 2001) on the basis of the foregoing defenses, a belief supported by Western MacArthur’s November 1999 settlement of a similar claim brought against another defendant insurer for $26 million.  Given the facts and circumstances known by management at the time we filed our annual report on Form 10-K, we believed that our best estimate of aggregate asbestos reserves as of December 31, 2001 made a reasonable provision for Western MacArthur and all other asbestos claims.

The first phase of the trial began on March 26, 2002.  During the second quarter of 2002, developments in the trial caused us to reassess our exposure based on the increased possibility of an adverse outcome in the first phase of the litigation.  Among the significant developments in the trial between April 1 and May 15, 2002 were evidentiary decisions by the trial judge to exclude evidence favorable to USF&G regarding the assignment issue and to allow into evidence unfavorable evidence regarding other insurers’ policies on the aggregate limits issue, and unexpected adverse testimony on the aggregate limits issue.  These developments led us to believe that there was an increased risk that the jury could find that USF&G’s policies did not contain aggregate limits for products hazard claims.

These developments at trial, coupled with general changes in the legal environment affecting the potential liability of insurers for asbestos claims, caused us to engage in more intense settlement discussions at the end of April, in May, and early June of 2002.

As of May 15, 2002, the date on which we filed our Form 10-Q for the quarter ended March 31, 2002, the trial and settlement discussions were ongoing, but the parties to the settlement discussions had been unable to reach agreement on structure, amount and other significant terms.  At that time, we were prepared to end settlement discussions based on our continued belief that we could litigate our position and possibly reach a more favorable outcome than a negotiated settlement would provide.  In such circumstances, we perceived the possible outcomes as ranging from minimal amounts well within our existing asbestos reserves to unknown higher amounts (potentially higher than the amount in the final settlement agreement, discussed below).  Accordingly, we believed that we could not estimate a reasonable range of potential loss for the Western MacArthur claim, and therefore could make no disclosure of such a range.  However, at the time we filed such report on Form 10-Q, we believed, based on various adverse developments during the course of the first phase of the trial through May 15, that although the ultimate outcome of the Western MacArthur case was not determinable at that time, it was possible that its resolution could be material to our results of operations and we made disclosure of this fact in such report.  We did not disclose a range of possible outcomes, as we were unable to do so at the time of the filing.

Subsequent to May 15, 2002, there were additional adverse developments at the trial.  USF&G’s motions for nonsuit and for reconsideration of prior evidentiary rulings were denied.  In light of continued adverse trial developments, the fact that jury deliberations on this first phase of the trial were expected to commence as soon as the second week of June, and in an effort to put our largest known asbestos exposure behind us, we began negotiating a single lump-sum payment settlement with the plaintiffs.  Negotiations were intense and ultimately we achieved a comprehensive agreement on June 3, 2002, before the completion of the first phase of the jury trial.  Importantly, this agreement (which is subject to bankruptcy court approval) not only settled pending claims, it also settled, with possible minor exceptions, all claims that Western MacArthur and its affiliates could possibly have against us and USF&G, including but not limited to the claims made in the pending lawsuit, for a pretax liability then estimated at $988 million as described below.  The settlement agreement was filed as an exhibit to our Report on Form 8-K dated July 23, 2002.  This description is qualified in its entirety by the terms of the settlement agreement.

Pursuant to the provisions of the settlement agreement, on November 22, 2002, the MacArthur Companies filed voluntary petitions under Chapter 11 of the Bankruptcy Code to permit the channeling of all current and future asbestos-related claims solely to a trust to be established pursuant to Section 524(g) of the Bankruptcy Code.  Consummation of most elements of the settlement agreement is contingent upon bankruptcy court approval of the settlement agreement as part of a broader plan for the reorganization of the MacArthur Companies (the “Plan”).  Approval of the Plan involves substantial uncertainties that include the need to obtain agreement among existing asbestos plaintiffs, a person to be appointed to represent the interests of unknown, future asbestos plaintiffs, the MacArthur Companies and the USF&G Parties as to the terms of such Plan.  Accordingly, there can be no assurance that bankruptcy court approval of the Plan will be obtained.

Upon final approval of the Plan, and upon payment by the USF&G Parties of the amounts described below, the MacArthur Companies will release the USF&G Parties from any and all asbestos-related claims for personal injury, and all other claims in excess of $1 million in the aggregate, that may be asserted relating to or arising from directly or indirectly, any alleged coverage provided by any of the USF&G Parties to any of the MacArthur Companies, including any claim for extra contractual relief.

The after-tax impact on our 2002 net income, net of expected reinsurance recoveries and the re-evaluation and application of asbestos and environmental reserves, was approximately $307 million.  This calculation, summarized in the table below, reflected payments of $235 million during the second quarter of 2002, and $740 million on January 16, 2003.  The $740 million (plus interest) payment, together with $60 million of the original $235 million, shall be returned to USF&G Parties if the Plan is not finally approved.  The settlement agreement also provided for the USF&G Parties to pay $13 million and to advance certain fees and expenses incurred in connection with the settlement, bankruptcy proceedings, finalization of the Plan and efforts to achieve approval of the Plan, subject to a right of reimbursement in certain circumstances of amounts advanced.  That amount was also paid in the second quarter.

As a result of the settlement, pending litigation with the MacArthur Companies has been stayed pending final approval of the Plan.  Whether or not the Plan is approved, $175 million of the $235 million will be paid to the bankruptcy trustee, counsel for the MacArthur Companies, and persons holding judgments against the MacArthur Companies as of June 3, 2002 and their counsel, and the USF&G Parties will be released from claims by such holders to the extent of $110 million paid to such holders.

The $307 million after-tax impact to our net income in 2002 was calculated as follows.

(In millions)	Year Ended Dec. 31, 2002

Total cost of settlement	$995
Less:
Utilization of IBNR loss reserves	(153)
Net reinsurance recoverables	(370)
Net pretax loss	472
Tax benefit @35%	165
Net after-tax loss	$307

When the settlement agreement was initially announced in June 2002, we had estimated that the settlement would result in a net pretax loss of $585 million, which included an estimate of $250 million for net reinsurance recoverables.  In the fourth quarter of 2002, as we continued to prepare to bill our reinsurers, we completed an extensive review of the relevant reinsurance contracts and the related underlying claims and other recoverable expenses, and increased our estimate of the net reinsurance recoverable to $370 million.

The following table represents a rollforward of asbestos reserve activity in 2002 related to the Western MacArthur matter.

(In millions)

Net reserve balance related to Western MacArthur at Dec. 31, 2001		$6
Announced cost of settlement:
Utilization of existing asbestos IBNR reserves	$153
Gross incurred impact of settlement during second quarter of 2002	835
Subtotal		988
Less: originally estimated net reinsurance recoverable on unpaid losses		(250)
Adjustments subsequent to announcement:
Change in estimate of loss adjustment expenses	7
Change in estimate of net reinsurance recoverable on unpaid losses	(120)
Subtotal		(113)
Payments, net of $75 million of estimated reinsurance recoverables on paid losses		(189)
Net reserve balance related to Western MacArthur at Dec. 31, 2002		$442

Our gross asbestos reserves at December 31, 2002 included $740 million of reserves related to Western MacArthur ($442 million of net reserves after consideration of $295 million of estimated net reinsurance recoverables and $3 million of bankruptcy fees recoverable from others).  On January 16, 2003, pursuant to the terms of the settlement agreement, we paid the remaining $740 million settlement amount to the bankruptcy trustee in respect of this matter.

(See further discussion of asbestos reserves on pages 72 through 75 of this discussion).

ISSUANCE OF COMMON STOCK AND EQUITY UNITS

In July 2002, we sold 17.8 million of our common shares in a public offering for gross consideration of $431 million, or $24.20 per share.  In a separate concurrent public offering, we sold 8.9 million equity units, each having a stated amount of $50, for gross consideration of $443 million.  Each equity unit initially consists of a three-year forward purchase contract for our common stock and our unsecured $50 senior note due in August 2007.  Total annual distributions on the equity units are at the rate of 9.00%, consisting of interest on the note at a rate of 5.25% and fee payments under the forward contract of 3.75%.  The forward contract requires the investor to purchase, for $50, a variable number of shares of our common stock on the settlement date of August 16, 2005.  The $46 million present value of the forward contract fee payments was recorded as a reduction to our reported common shareholders’ equity.  The number of shares to be purchased will be determined based on a formula that considers the average trading price of the stock immediately prior to the time of settlement in relation to the $24.20 per share price at the time of the offering.  Had the settlement date been December 31, 2002, we would have issued approximately 15 million common shares based on the average trading price of our common stock immediately prior to that date.

The combined net proceeds of these offerings, after underwriting commissions and other fees and expenses, were approximately $842 million, of which $750 million was contributed as capital to our insurance underwriting subsidiaries.

ACQUISITIONS AND DIVESTITURES

In December 2002, we acquired the right to seek to renew the Professional and Financial Risk Practice business previously underwritten by Royal & SunAlliance in the United States, without assuming past liabilities.  That business generated approximately $125 million in annual written premiums in 2002.  The nominal cost of this acquisition was accounted for as an intangible asset and is expected to be amortized over four years.

In December 2002, we sold our insurance operations in Spain and Argentina and all of our operations in Mexico except our surety business.  Proceeds from these sales totaled $29 million, and we recorded a pretax gain of $4 million related to the sales.

In March 2002, we completed our acquisition of London Guarantee Insurance Company (“London Guarantee,” now operating under the name “St. Paul Guarantee”), a specialty property-liability insurance company focused on providing surety products and management liability, bond, and professional indemnity products.  The total cost of the acquisition was approximately $80 million, of which approximately $18 million represented goodwill and $37 million represented other intangible assets.  The purchase price was funded through internally generated funds.  In the year ended December 31, 2002, St. Paul Guarantee produced net written premiums of $57 million and an underwriting loss of $6 million since the acquisition date.

In December 2001, we purchased the right to seek to renew surety bond business previously underwritten by Fireman’s Fund Insurance Company (“Fireman’s Fund”), without assuming past liabilities.  We paid Fireman’s Fund $10 million in consideration, which we recorded as an intangible asset and which we expect to amortize over nine years.  Based on the volume of business renewed during 2002, we expect to make a modest additional payment to Fireman’s Fund in the first quarter of 2003.

In January 2001, we acquired the right to seek to renew a book of municipality insurance business from Penco, a program administrator for Willis North America Inc., for a total consideration of $3.5 million.  The cost was recorded as an intangible asset and is being amortized over five years.

In April 2000, we acquired MMI Companies, Inc., an international health care risk services company that provided integrated products and services in operational consulting, clinical risk management, and insurance in the U.S. and London markets.  The acquisition was accounted for as a purchase for a total cost of approximately $206 million in cash and the assumption of $165 million of debt and preferred securities.  Final purchase price adjustments resulted in an excess of purchase price over net tangible assets acquired of approximately $85 million.  (Approximately $56 million of the $64 million remaining unamortized balance of that asset was written off in the fourth quarter of 2001 after our decision to exit the medical liability insurance market).  We recorded a pretax charge of $28 million related to the purchase in 2000, consisting of $24 million of occupancy-related costs for leased space to be vacated, and $4 million of employee-related costs for the anticipated termination of approximately 130 positions.

In February 2000, we acquired Pacific Select Insurance Holdings, Inc. (“Pacific Select”), a California company that sells earthquake insurance coverages to homeowners in that state.  We accounted for the acquisition as a purchase at a cost of approximately $37 million, of which $11 million was goodwill (reclassified to other intangible assets as of January 1, 2002) that we are amortizing over 20 years.  Pacific Select’s results of operations from the date of acquisition are included in the catastrophe risk results included in our Commercial Lines segment (commercial coverages) and in our Specialty Commercial segment (personal coverages).

In addition, Nuveen Investments made strategic acquisitions in both 2002 and 2001, which are discussed in greater detail on pages 76 and 77 of this discussion.

DISCONTINUED OPERATIONS

LIFE INSURANCE - In September 2001, we completed the sale of our life insurance company, Fidelity and Guaranty Life Insurance Company and its subsidiary, Thomas Jefferson Life (together, “F&G Life”) to Old Mutual plc (“Old Mutual”), for $335 million in cash and $300 million in ordinary shares of Old Mutual.  Pursuant to the sale agreement, we were originally required to hold the 190,356,631 Old Mutual shares we received for one year after the closing of the transaction, and the proceeds from the sale of F&G Life were subject to possible adjustment based on the movement of the market price of Old Mutual’s shares at the end of the one-year period.  The amount of possible adjustment was to be determined by a derivative “collar” agreement included in the sale agreement.

In May 2002, Old Mutual granted us a release from the one-year holding requirement in order to facilitate our sale of those shares in a placement made outside the United States, together with a concurrent sale of shares by Old Mutual by means of granting an overallotment option, which was exercised by the underwriters.  We sold all of the Old Mutual shares we were holding on June 6, 2002 for a total net consideration of $287 million, resulting in a pretax realized loss of $13 million that was recorded as a component of discontinued operations on our statement of operations.  The fair value of the collar agreement had been recorded as an asset on our balance sheet and adjusted quarterly.  At the time of the sale of the Old Mutual shares, the collar had a fair value of $12 million, which we agreed to terminate at no value as part of the sale.  The amount was also recorded as loss included in discontinued operations on our statement of operations.

At the time of the sale of F&G Life in 2001, we recorded a net after-tax loss of $74 million on the sale proceeds.  When the sale agreement with Old Mutual had been announced in April 2001, we expected to realize a modest pretax gain on the sale of F&G Life, when proceeds were combined with F&G Life’s operating results through the disposal date.  However, a decline in the market value of certain F&G Life’s investments between the April announcement date and the September closing date, coupled with an anticipated change in the tax treatment of the sale, resulted in the net after-tax loss on the sale proceeds.  That loss is combined with F&G Life’s results of operations prior to sale for an after-tax loss of $55 million and is included in the reported loss from discontinued operations for the year ended December 31, 2001.

STANDARD PERSONAL INSURANCE – In 1999, we sold our standard personal insurance operations to Metropolitan Property and Casualty Insurance Company (“Metropolitan”).  Metropolitan purchased Economy Fire & Casualty Company and subsidiaries (“Economy”), and the rights and interests in those non-Economy policies constituting the remainder of our standard personal insurance operations.  Those rights and interests were transferred to Metropolitan by way of a reinsurance and facility agreement.  We guaranteed the adequacy of Economy’s loss and loss expense reserves, and we remain liable for claims on non-Economy policies that result from losses occurring prior to the September 30, 1999 closing date.  Metropolitian adjusted those claims and shares in redundancies in related reserves that developed.  Under the reserve guarantee, we agreed to pay for any deficiencies in those reserves and would share in any redundancies that developed by September 30, 2002.  Any losses incurred by us under these agreements were reflected in discontinued operations in the period during which they were incurred.  At December 31, 2002, our analysis indicated that we owed Metropolitan approximately $13 million related to the agreements.  Subsequent to year-end 2002, we have had additional settlement discussions with Metropolitan regarding final disposition of the agreements, and have tentatively agreed to an amount that is within established reserves.  We anticipate making that payment to Metropolitan in the first quarter of 2003.  We have no other contingent liabilities related to this sale.

NONSTANDARD AUTO INSURANCE - Prudential purchased our nonstandard auto insurance business marketed under the Victoria Financial and Titan Auto brands for $175 million in cash (net of a $25 million dividend paid by these operations to our property-liability insurance operations prior to closing).  We recorded an estimated after-tax loss of $83 million on the sale in 1999, representing the estimated excess of carrying value of these entities at closing date over proceeds to be received from the sale, plus estimated income through the disposal date.  This excess primarily consisted of goodwill.  We recorded an after-tax loss on disposal of $9 million in 2000, primarily representing additional losses incurred through the disposal date in May, and an additional after-tax loss on disposal of $5 million in 2001, primarily representing tax adjustments made to the sale transaction.

MINET – In 1997, we sold our insurance brokerage operation, Minet Holdings plc (“Minet”) to Aon Corporation.  The results of the operations sold are reflected as discontinued operations for all periods presented in this report.  We recorded a $9 million pretax expense in discontinued operations in 2001 related to the Minet sale, representing additional funds due Aon pursuant to provisions of the 1997 sale agreement.

The following table presents the components of discontinued operations reported in our consolidated statement of operations for each of the last three years.

	Years Ended December 31
(In millions)	2002	2001	2000

F&G Life:
Operating income, net of taxes	$—	$19	$43
Loss on disposal, net of taxes	(12)	(74)	—
Total F&G Life	(12)	(55)	43

Standard Personal Insurance:
Operating income, net of taxes	—	—	—
Loss on disposal, net of taxes	(7)	(13)	(11)
Total Standard Personal Insurance	(7)	(13)	(11)

Nonstandard Auto Insurance:
Operating income, net of taxes	—	—	—
Loss on disposal, net of taxes	(3)	(5)	(9)
Total Nonstandard Auto Insurance	(3)	(5)	(9)

Minet Holdings plc:
Operating income, net of taxes	—	—	—
Loss on disposal, net of taxes	(3)	(6)	—
Total Minet Holdings plc	(3)	(6)	—

Total discontinued operations	$(25)	$(79)	$23

2001 RESTRUCTURING CHARGE

In the fourth quarter of 2001, in connection with our withdrawal from the lines of business described above, and as part of our overall plan to reduce company-wide expenses, we recorded a pretax restructuring charge of $62 million.  The charge was recorded in our 2001 results as follows: $42 million in property-liability insurance operations, and $20 million in “Parent company and other operations.”  The majority of the charge - $46 million – pertained to employee-related costs associated with our plan to eliminate an estimated total of 800 positions by the end of 2002.  As of December 31, 2002, we had terminated 713 employees and made payments of $33 million related to that charge.  The remainder of the $62 million charge consisted of legal, equipment and occupancy-related costs, for which approximately $2 million had been paid as of December 31, 2002.

In 2002, we recorded an additional pretax restructuring charge of $3 million, related to additional employee-related expenses that did not meet the criteria for accrual at December 31, 2001.  This charge was partially offset by a $4 million reduction in occupancy-related restructuring charges recorded in prior years.

CERTAIN LITIGATION MATTERS

Settlement of Enron Corporation Surety Litigation - In December 2002, we announced that we, along with ten other insurance companies, had settled litigation with J.P. Morgan Chase Bank related to surety contracts that had guaranteed certain obligations of Enron Corporation to J.P. Morgan Chase under prepaid commodity forward contracts.  We agreed to pay $70 million and transfer our subrogation rights against Enron.  After estimated reinsurance recoverables of $63 million, we recorded a pretax loss of $7 million related to the settlement in the fourth quarter of 2002.

Petrobras Oil Rig Construction - In September 2002, the United States District Court for the Southern District of New York entered a judgment in the amount of approximately $370 million in favor of Petrobras, an energy company that is majority-owned by the government of Brazil, in a claim related to the construction of two oil rigs.  One of our subsidiaries provided a portion of the surety coverage for that construction.  As a result, we recorded a pretax loss of $34 million ($22 million after-tax) in 2002 in our Surety & Construction business segment.  The loss recorded was net of reinsurance and previously established case reserves for this exposure, and prior to any possible recoveries related to indemnity.  We are actively pursuing an appeal of this judgment.

Purported Class Action Shareholder Lawsuits - In the fourth quarter of 2002, several purported class action lawsuits were filed against us, our chief executive officer and our chief financial officer.  The lawsuits make various allegations relating to the adequacy of our previous public disclosures and reserves relating to the Western MacArthur asbestos litigation, and seek unspecified damages and other relief.  We view these lawsuits as without merit and intend to contest them vigorously.

Boson vs. Union Carbide Corp., et al. – Lawsuits have been filed in Texas against one of our subsidiaries (United States Fidelity and Guaranty Company), and other insurers and non-insurer corporate defendants asserting liability for failing to warn of the dangers of asbestos.  It is difficult to predict the outcome or financial exposure represented by this type of litigation in light of the broad nature of the relief requested and the novel theories asserted.  We believe, however, that the cases are without merit and we intend to contest them vigorously.

CRITICAL ACCOUNTING POLICIES

Overview

The St. Paul Companies, Inc. is a holding company with subsidiaries operating in the property-liability insurance industry and the asset management industry.  We combine our financial statements with those of our subsidiaries and present them on a consolidated basis in accordance with United States generally accepted accounting principles.  Our significant accounting policies are set forth in Note 1 to our consolidated financial statements.  The following is a summary of the critical accounting policies related to accounting estimates that 1) require us to make assumptions about highly uncertain matters and 2) could materially impact our consolidated financial statements if we made different assumptions.

Loss Reserves

The most significant estimates relate to our reserves for property-liability insurance losses and loss adjustment expenses (“LAE”).  We establish reserves for the estimated total unpaid cost of losses and LAE, which cover events that have already occurred.  These reserves reflect our estimates of the total cost of claims that were reported to us, but not yet paid (“case” reserves), and the cost of claims

“incurred but not yet reported” to us (“IBNR” reserves).  For reported losses, we establish case reserves within the parameters of coverage provided in the insurance policy, surety bond or reinsurance agreement.  For IBNR losses, we estimate reserves using established actuarial methods.  We continually review our reserves, using a variety of statistical and actuarial techniques to analyze current claim costs, frequency and severity data, and prevailing economic, social and legal factors.  We also take into consideration other variables such as past loss experience, changes in legislative conditions, changes in judicial interpretation of legal liability and policy coverages, changes in claims handling practices and inflation.  We consider not only monetary increases in the cost of what we insure, but also changes in societal factors that influence jury verdicts and case law, our approach to claim resolution, and, in turn, claim costs.

For certain catastrophic events, there is considerable uncertainty underlying the assumptions and associated estimated reserves for losses and LAE.  Reserves are reviewed regularly and, as experience develops and additional information becomes known, including revised industry estimates of the magnitude of a catastrophe, the reserves are adjusted as we deem necessary.

Because many of the coverages we offer involve claims that may not ultimately be settled for many years after they are incurred, subjective judgments as to our ultimate exposure to losses are an integral and necessary component of our loss reserving process.  We analyze our reserves by considering a range of estimates bounded by a high and low point, and record our best estimate within that range.  We adjust reserves established in prior years as loss experience develops and new information becomes available.  Adjustments to previously estimated reserves, both positive and negative, are reflected in our financial results in the periods in which they are made, and are referred to as prior period development.  Because of the high level of uncertainty involved in these estimates, revisions to our estimated reserves could have a material impact on our results of operations in the period recognized, and ultimate actual payments for claims and LAE could turn out to be significantly different from our estimates.

Reserves for environmental and asbestos exposures cannot be estimated solely with the traditional loss reserving techniques described above, which rely on historical accident year development factors and take into consideration the previously mentioned variables.  Environmental and asbestos reserves are more difficult to estimate than our other loss reserves because of legal issues, societal factors and difficulty in determining the parties who may ultimately be held liable.  Therefore, in addition to taking into consideration the traditional variables that are utilized to arrive at our other loss reserve amounts, we also look at the length of time necessary to clean up polluted sites, controversies surrounding the identity of the responsible party, the degree of remediation deemed to be necessary, the estimated time period for litigation expenses, judicial expansions of coverage, medical complications arising with asbestos claimants’ advanced age, case law, and the history of prior claim development.  We also consider the impact of changes in the legal environment, including our experience in the Western MacArthur matter, in establishing our reserves for other asbestos and environmental cases.  Generally, case reserves and loss adjustment expense reserves are established where sufficient information has been obtained to indicate coverage under a specific insurance policy.  We also consider end of period reserves in relation to paid losses in a period.  Furthermore, IBNR reserves are established to cover additional estimated exposures on both known and unasserted claims.  These reserves are continually reviewed and updated as additional information is acquired.

During 2002, we concluded that the impact of settling claims in a runoff environment in our Health Care segment was causing abnormal effects on our average paid claims, average outstanding claims, and the amount of average case reserves established for new claims - all of which are traditional statistics used by our actuaries to develop indicated ranges of expected loss.  Taking these changing statistics into account, we developed varying interpretations of our data, which implied added uncertainty in our evaluation of these reserves.

In the fourth quarter of 2002, we established specific tools and indicators to more explicitly monitor and validate our key assumptions supporting our Health Care reserve conclusions since our traditional statistics and reserving methods needed to be supplemented in order to provide a more meaningful analysis.  The tools we developed will track the three primary indicators which are influencing our expectations and include:  a) newly reported claims, b) reserve development on known claims and c) the “redundancy ratio,” comparing the cost of resolving claims to the reserve established for that individual claim.  It is our belief that this data, when appropriately evaluated in light of the impact of our migration to a runoff environment, supports our view that we will realize significant savings on our ultimate claim costs.

Reinsurance

Our reported written premiums, earned premiums and losses and LAE reflect the net effects of assumed and ceded reinsurance.  Premiums are recorded at the inception of each policy, based on information received from ceding companies and their brokers.  For excess-of-loss contracts, the amount of premium is usually contractually documented at inception, and no management judgment is necessary in accounting for this.  Premiums are earned on a pro rata basis over the coverage period.  For proportional treaties, the amount of premium is normally estimated at inception by the ceding company.  We account for such premium using the initial estimates, and adjust them once a sufficient period for actual premium reporting has elapsed.  Reinstatement and additional premiums are written at the time a loss event occurs where coverage limits for the remaining life of the contract are reinstated under pre-defined contract terms.  Reinstatement premiums are the premiums charged for the restoration of the reinsurance limit of a catastrophe contract to its full amount after payment by the reinsurer of losses as a result of an occurrence.  These premiums relate to the future coverage obtained during the remainder of the initial policy term, and are earned over the remaining policy term.  Additional premiums are premiums charged after coverage has expired that are related to experience during the policy term, which are earned immediately.

Reinsurance accounting is followed for assumed and ceded transactions when risk transfer requirements have been met.  These requirements involve significant assumptions being made relating to the amount and timing of expected cash flows, as well as the interpretation of underlying contract terms.  Reinsurance contracts that do not transfer significant insurance risk are considered financing transactions and are required to be accounted for as deposits.

We estimate and record an allowance for reinsurance amounts that may not be collectible, due to credit issues, disputes over coverage, or other considerations.

Investments

We continually monitor the difference between our cost and the estimated fair value of investments, which involves uncertainty as to whether declines in value are temporary in nature. If we believe a decline in the value of a particular investment is temporary, we record the decline as an unrealized loss in our common shareholders’ equity.  If we believe the decline is “other than temporary,” we write down the carrying value of the investment and record a realized loss on our statement of operations.  Our assessment of a decline in value includes our current judgment as to the financial position and future prospects of the entity that issued the investment security.  If that judgment changes in the future, we may ultimately record a realized loss after having originally concluded that the decline in value was temporary.  The following table summarizes the total pretax gross unrealized loss recorded in our common shareholders’ equity at December 31, 2002 and 2001, by invested asset class.

	December 31
(In millions)	2002	2001

Fixed income (including securities on loan):	$52	$78
Equities	37	112
Venture capital	119	117
Total unrealized loss	$208	$307

At December 31, 2002 and 2001, the carrying value of our consolidated invested asset portfolio included $1.03 billion and $688 million of net pretax unrealized appreciation, respectively.  Included in those net amounts were gross pretax unrealized losses of $208 million and $307 million, respectively.  The following table summarizes, for all securities in an unrealized loss position at December 31, 2002 and 2001, the aggregate fair value and gross unrealized loss by length of time those securities have been continuously in an unrealized loss position.  The cost of these investments represented approximately 8% of our investment portfolio (at cost) at December 31, 2002.  The majority of unrealized losses for fixed income securities are issuer-specific rather than interest rate-related.

	December 31
	2002		2001
(In millions)	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss
Fixed income (including securities on loan):
0 – 6 months	$673	$27	$2,405	$47
7 – 12 months	198	9	86	8
Greater than 12 months	198	16	256	23
Total	1,069	52	2,747	78

Equities:
0 – 6 months	144	15	593	92
7 – 12 months	80	20	57	13
Greater than 12 months	4	2	20	7
Total	228	37	670	112

Venture capital:
0 – 6 months	60	49	104	52
7 – 12 months	39	25	39	34
Greater than 12 months	44	45	36	31
Total	143	119	179	117
Total	$1,440	$208	$3,596	$307

At December 31, 2002, our fixed income investment portfolio included non-investment grade securities and nonrated securities that in total comprised approximately 3% of the portfolio.  Included in those categories at that date were securities in an unrealized loss position that, in the aggregate, had an amortized cost of $160 million and a fair value of $140 million, resulting in a net pretax unrealized loss of $20 million.  These securities represented 1% of the total amortized cost and fair value of the fixed income portfolio at December 31, 2002, and accounted for 38% of the total pretax unrealized loss in the fixed income portfolio.  Included in those categories at December 31, 2001 were securities in an unrealized loss position that, in the aggregate, had an amortized cost of $212 million and a fair value of $193 million, resulting in a net pretax unrealized loss of $19 million.  These securities represented 1% of the total amortized cost and fair value of the fixed income portfolio at December 31, 2001, and accounted for 24% of the total pretax unrealized loss in the fixed maturity portfolio.

The following table presents information regarding those fixed income investments, by remaining period to maturity date, that were in an unrealized loss position at December 31, 2002.

	December 31, 2002
(In millions)	Amortized Cost	Estimated Fair Value

Remaining period to maturity date:
One year or less	$180	$178
Over one year through five years	123	120
Over five years through ten years	316	299
Over ten years	340	328
Asset/mortgage-backed securities with various maturities	162	144
Total	$1,121	$1,069

Our investment portfolio also includes non-publicly traded securities, the vast majority of which are held in our venture capital and real estate portfolios.  Our venture capital investments represent ownership interests in small- to medium-sized companies, which are carried at estimated fair value.  Fair values are based on an estimate determined by an internal valuation committee for securities for which there is no public market.  The internal valuation committee reviews such factors as recent financings, operating results, balance sheet stability, growth, and other business and market sector fundamental statistics in estimating fair values of specific investments.  For our real estate joint ventures, we use the equity method of accounting, meaning that we carry these investments at cost, adjusted for our share of earnings or losses, and reduced by cash distributions from the partnerships and valuation adjustments.  Due to time constraints in obtaining financial results from the partnerships, the results of these operations are recorded on a one-month lag.  If events occur during the lag period, which are material to our consolidated results, the impact is included in current period results.

The following discussion summarizes our process of reviewing our investments for possible impairment.

Fixed Income and Securities on Loan - On a monthly basis, these investments are reviewed by portfolio managers for impairment.  In general, the managers focus their attention on those fixed income securities whose market value was less than 80% of their amortized cost for at least one month in the previous nine months.  Factors considered in evaluating potential impairment include the following.

•      the degree to which any appearance of impairment is attributable to an overall change in market conditions (e.g., interest rates) rather than changes in the individual factual circumstances and risk profile of the issuer;

•      the degree to which an issuer is current or in arrears in making principal and interest payments on the debt securities in question;

•      the issuer’s fixed-charge ratio at the date of acquisition and date of evaluation;

•      the issuer’s current financial condition and its ability to make future scheduled principal and interest payments on a timely basis;

•      the independent auditors’ report on the issuer’s recent financial statements;

•      buy/hold/sell recommendations of outside investment advisors and analysts;

•      relevant rating history, analysis and guidance provided by rating agencies and analysts; and

•      whether or not we have the ability and intent to hold the security for a period of time sufficient to allow for recovery, enabling us to receive value equal to or greater than our cost.

Equities – On a monthly basis, these investments are reviewed by portfolio managers for impairment.  In general, the managers focus their attention on those equity securities whose market value was less than 80% of their cost for six consecutive months.  Factors considered in evaluating potential impairment include the following.

•      whether the decline appears to be related to general market or industry conditions or is issuer-specific;

•      the relationship of market prices per share to book value per share at date of acquisition and date of evaluation;

•      the price-earnings ratio at the time of acquisition and date of evaluation;

•      our ability and intent to hold the security for a period of time sufficient to allow for recovery in the market value;

•      the financial condition and near-term prospects of the issuer, including any specific events that may influence the issuer’s operations;

•      the recent income or loss of the issuer;

•      the independent auditors’ report on the issuer’s financial statements;

•      the dividend policy of the issuer at date of acquisition and date of evaluation;

•      any buy/hold/sell recommendations of investment advisors;

•      rating agency announcements; and

•      price projections of investment analysts.

Venture Capital – On a monthly basis, individual public investments are analyzed for impairment by portfolio managers as well as an internal valuation committee.  In general, attention is focused on those marketable (public equity) securities whose market value has been less than cost for six consecutive months.  Factors considered are the same as those enumerated above for our equity investments.  With respect to non-publicly traded venture capital investments, on a quarterly basis, the portfolio managers as well as the internal valuation committee review and consider a variety of factors in determining the potential for loss impairment.  Factors considered include the following.

•      the issuer’s most recent financing events;

•      an analysis of whether fundamental deterioration has occurred;

•      whether or not the issuer’s progress has been substantially less than expected;

•      whether or not the valuations have declined significantly in the entity’s market sector;

•      whether or not the internal valuation committee believes there is a 50% probability that the issuer will need financing within six months at a lower price than our carrying value; and

•      whether or not we have the ability and intent to hold the security for a period of time sufficient to allow for recovery, enabling us to receive value equal to or greater than our cost.

The quarterly (or monthly) valuation procedures described above are in addition to the portfolio managers’ ongoing responsibility to frequently monitor developments affecting those invested assets, paying particular attention to events that might give rise to impairment write-downs.

The size of our investment portfolio allows our portfolio managers a degree of flexibility in determining which individual investments should be sold to achieve our primary investment goals of assuring our ability to meet our commitments to policyholders and other creditors and maximizing our investment returns.  In order to meet the objective of maintaining a flexible portfolio that can achieve these goals, our fixed income and equity portfolios are classified as “available-for-sale.”  We continually evaluate these portfolios, and our purchases and sales of investments are based on our cash requirements, the characteristics of our insurance liabilities, and current market conditions.  At the time we determine an “other than temporary” impairment in the value of a particular investment to have occurred, we consider the current facts and circumstances and make a decision to either record a writedown in the carrying value of the security or sell the security; in either case, recognizing a realized loss.

With respect to our venture capital portfolio, we manage our portfolio to maximize return, evaluating current market conditions and the future outlook for the entities in which we have invested.  Because this portfolio primarily consists of privately-held, early-stage venture investments, events giving rise to impairment can occur in a brief period of time (e.g., the entity has been unsuccessful in securing additional financing, other investors decide to withdraw their support, complications arise in the product development process, etc.), and decisions are made at that point in time, based on the specific facts and circumstances, with respect to a recognition of “other than temporary” impairment, or sale of the investment.

ADOPTION OF ACCOUNTING PRONOUNCEMENTS

SFAS NO. 141 - In 2002, we adopted the provisions of SFAS No. 141, “Business Combinations,” which established financial accounting and reporting standards for business combinations.  (Nuveen Investments had applied the relevant provisions of this statement to its 2001 acquisition of Symphony Asset Management LLC).  The statement requires all business combinations initiated subsequent to June 30, 2001 to be accounted for under the purchase method of accounting.  In addition, this statement required that intangible assets that can be identified and meet certain criteria be recognized as assets apart from goodwill.

SFAS NO. 142 - In 2002, we implemented the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets”, which established financial accounting and reporting for acquired goodwill and other intangible assets.  The statement changed prior accounting requirements relating to the method by which intangible assets with indefinite useful lives, including goodwill, are tested for impairment on an annual basis.  It also required that those assets meeting the criteria for classification as intangible with finite useful lives be amortized to expense over those lives, while intangible assets with indefinite useful lives and goodwill are not to be amortized.  As a result of implementing the provisions of this statement, we did not record any goodwill amortization expense in 2002.  In 2001, goodwill amortization expense totaled $114 million.  Amortization expense associated with intangible assets totaled $18 million in 2002, compared with $2 million 2001.

In the second quarter of 2002, we completed the evaluation of our recorded goodwill for impairment in accordance with provisions of SFAS No. 142.  That evaluation concluded that none of our goodwill was impaired.  In connection with our reclassification of certain assets previously accounted for as goodwill to other intangible assets in 2002, we established a deferred tax liability of $6 million in the second quarter of 2002.  That provision was classified as a cumulative effect of accounting change effective as of January 1, 2002.  In accordance with SFAS No. 142, we restated our results for the first quarter of 2002, reducing net income for that period from the reported $139 millon, or $0.63 per common share (diluted) to $133 million, or $0.60 per common share (diluted).

At December 31, 2002, our goodwill and intangible assets totaled $1.01 billion, compared with $690 million at December 31, 2001.  Our asset management subsidiary, Nuveen Investments, Inc., accounted for the majority of the $321 million increase, primarily resulting from its acquisition of NWQ Investment Management Company, Inc. in 2002, additional intangible assets recorded related to its 2001 acquisition of Symphony Asset Management LLC and additional goodwill recorded at The St. Paul parent company resulting from Nuveen Investments’ repurchase of common shares from its minority shareholders.  Our acquisition of St. Paul Guarantee in 2002 also contributed to the increase in goodwill and intangible assets over 2001.  See Note 22 to the consolidated financial statements for a schedule of goodwill and acquired intangible assets.

SFAS NO. 144 - During 2002, we also implemented the provisions of SFAS No. 144, “Accounting for Impairment of Long-Lived Assets”.  As a result of implementation, we monitor the recoverability of the value of our long-lived assets to be held and used based on our estimate of the future cash flows (undiscounted and without interest charges) expected to result from the use of each asset and its eventual disposition considering any events or changes in circumstances which indicate that the carrying value of an asset may not be recoverable.  We monitor the value of our long-lived assets to be disposed of and report them at the lower of carrying value or fair value less our estimated cost to sell.  We had no impairment adjustments related to our long-lived assets in 2002.

SFAS NO. 133 - On January 1, 2001, we adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS Nos. 137 and 138.  Provisions of SFAS No. 133 require the recognition of derivatives as either assets or liabilities on the balance sheet and the measurement of those instruments at fair value.  We have limited involvement with derivative instruments, primarily for purposes of hedging against fluctuations in market indices, foreign currency exchange rates and interest rates.  We also have entered into a variety of other financial instruments considered to be derivatives, but which are not designated as hedges, that we utilize to minimize the potential impact of market movements in certain investment portfolios.  Our adoption of SFAS No 133, as amended, did not have a material impact on our financial position or results of continuing operations.

ELIMINATION OF ONE-QUARTER REPORTING LAG

In 2001, we eliminated the one-quarter reporting lag for our primary underwriting operations in foreign countries (not including our operations at Lloyd’s), and now we report the results of those operations on a current basis.  As a result, our consolidated results for 2001 include their results for the fourth quarter of 2000 and all quarters of 2001.  The incremental impact on our property-liability operations for the year ended December 31, 2001 of eliminating the reporting lag, which consists of the results of these operations for the three months ended December 31, 2001, was as follows.

(In millions)	Year Ended Dec. 31, 2001

Net written premiums	$71
Net earned premiums	$86
GAAP underwriting loss	$(45)
Net investment income	$14
Total pretax loss	$(31)

PROPERTY-LIABILITY INSURANCE OVERVIEW

Note: In the property-liability underwriting analyses and segment discussions that follow, we sometimes use the term “prior-year loss development,” which refers to the calendar year income statement impact of changes in the provision for losses and LAE for claims incurred in prior accident years.  Similarly, we sometimes refer to “current-year loss development” or “current accident year loss activity,” which refers to the calendar year income statement impact of recording the provision for losses and LAE for losses incurred in the current accident year.

WRITTEN PREMIUMS

As described on pages 6 and 7 of this discussion, in the fourth quarter of 2002, we revised our segment reporting structure.  Our ongoing operations are reported in four segments – Specialty Commercial, Commercial Lines, Surety & Construction, and International & Lloyd’s.  Those operations we consider to be in runoff are reported in three segments – Health Care, Reinsurance and Other.  The following table presents a reconciliation of our ongoing and runoff segments’ net written premiums to our reported net written premiums for the last three years.

	Years Ended December 31
($ in millions)	2002	2001	2000

Ongoing segments:
Net written premiums	$5,887	$4,836	$3,861
Percentage increase over prior year	22%	25%

Runoff segments:
Net written premiums	1,159	2,927	2,023
Percentage change from prior year	(60)%	45%

Consolidated total	$7,046	$7,763	$5,884
Percentage change from prior year	(9)%	32%

Our consolidated net written premiums in 2001 and 2000 included reductions of $128 million and $474 million, respectively, for premiums ceded under specific reinsurance treaties described in more detail below.  The 2001 total also included $71 million of incremental premiums from the elimination of the one-quarter reporting lag for certain of our international operations.  Excluding these factors for all years, our 2002 premium volume of $7.05 billion was 10% lower than the 2001 adjusted total of $7.82 billion, and that adjusted 2001 total was 23% higher than the adjusted 2000 total of $6.36 billion.  The decline in 2002 primarily reflected our decision to exit certain lines of business as described on pages 4 and 5 of this discussion, which more than offset the impact of strong growth in our ongoing business segments.  In 2001, the increase in premium volume over 2000 was driven by significant price increases, strong business retention rates and new business throughout all of our segments.

In our ongoing segments, 2002 premium volume of $5.89 billion was 21% higher than the 2001 total of $4.87 billion (as adjusted to eliminate the impact of the reinsurance treaties and reporting lag adjustment).  All four segments recorded strong premium increases, with the most notable growth occurring in our Surety & Construction segment (primarily due to strong price increases in Construction, as well as acquisition-related premium growth in Surety) and in the Specialty Commercial segment (due to significant price increases and new business volume in the majority of business centers comprising the segment).  The 2001 total premium volume was 18% higher than the 2000 total of $4.14 billion (as adjusted to eliminate the impact of the reinsurance treaties and reporting lag adjustment).

In our runoff segments, 2002 premiums of $1.16 billion were 60% below the 2001 total of $2.95 billion (as adjusted to eliminate the impact of the reinsurance treaties and reporting lag adjustment), and that 2001 total was 33% higher than 2000 premiums of $2.22 billion (as adjusted to eliminate the impact of the reinsurance treaties).  The substantial decline in 2002 reflected our decision at the end of 2001 to exit those lines of business.  The increase in 2001 over 2000 was centered in our Reinsurance segment, driven by price increases and new business, and, to a lesser extent, in our Other segment, where we increased our participation in several Lloyd’s syndicates.

UNDERWRITING RESULT

Underwriting result is a common measurement of a property-liability insurer’s performance, representing premiums earned less losses incurred and underwriting expenses.  The statutory combined ratio, representing the sum of the statutory loss and loss adjustment expense ratio and the statutory expense ratio (described in more detail on pages 33 through 35 of this discussion), is also a common measure of underwriting performance.  The lower the ratio, the better the result.  The following table presents a reconciliation of our ongoing and runoff segments’ underwriting results to our reported underwriting results for the last three years.

	Years Ended December 31
($ in millions)	2002	2001	2000

Ongoing segments:
Underwriting result	$(300)	$(308)	$204

Loss and loss adjustment expense ratio	76.7	76.3	58.1
Underwriting expense ratio	27.8	29.5	34.5
Statutory combined ratio	104.5	105.8	92.6

Runoff segments:
Underwriting result	$(409)	$(1,986)	$(513)

Loss and loss adjustment expense ratio	93.8	143.0	90.2
Underwriting expense ratio	34.0	25.9	35.3
Statutory combined ratio	127.8	168.9	125.5

Consolidated total:
Underwriting result	$(709)	$(2,294)	$(309)

Loss and loss adjustment expense ratio	81.1	102.5	70.0
Underwriting expense ratio	28.8	28.1	34.8
Statutory combined ratio	109.9	130.6	104.8

The underwriting result for our ongoing segments in 2002 was dominated by the $472 million pretax loss recorded in our Commercial Lines segment related to the Western MacArthur asbestos litigation settlement.  In 2001, ongoing segment results included $288 million of losses from the September 11, 2001 terrorist attack and $26 million of benefits from the reinsurance treaties described below.  Excluding these items in each year, the 2002 underwriting profit of $172 million was a significant improvement over the 2001 loss of $46 million, reflecting the benefit of strong price increases implemented over the last two years and improvement in the quality of risks insured throughout these segments.  The nearly $2 billion of underwriting losses in our runoff segments in 2001 were driven by the $735 million of prior-year loss reserves in our Health Care segment, and $653 million of losses related to the terrorist attack.

Reinsurance treaties.  Underwriting results in 2001 and 2000 were affected by our participation in separate aggregate excess-of-loss reinsurance treaties that we entered into effective on January 1st of each year (hereinafter referred to as the “corporate program”).  In 2002, we were not party to such a treaty.  Coverage under the corporate program treaties was triggered when our incurred insurance losses and loss adjustment expenses spanning all segments of our business exceeded accident year attachment loss ratios specified in the treaty.  In addition, our Reinsurance segment results were impacted by a separate aggregate excess-of-loss reinsurance treaty in each year, unrelated to the corporate program.  All of these treaties are collectively referred to herein as the “reinsurance treaties.”

Under the terms of the reinsurance treaties, we transferred, or “ceded,” insurance losses and loss adjustment expenses to our reinsurers, along with the related written and earned premiums.  For the corporate program, we paid the ceded earned premiums shortly after coverage under the treaties was invoked, which negatively impacts our investment income in future periods because we will not recover the ceded losses and loss adjustment expenses from our reinsurer until we settle the related claims, a process that may occur over several years.  For the separate Reinsurance segment treaties, we remit the premiums ceded (plus accrued interest) to our counterparty when the related losses and loss adjustment expenses are settled.

The following table presents the combined impact of these cessions under the reinsurance treaties on our property-liability underwriting segments in each of the last three years.

	Years Ended December 31
(In millions)	2002	2001	2000

Corporate program:
Ceded written premiums	$—	$9	$419

Ceded losses and loss adjustment expenses	—	(25)	709
Ceded earned premiums	—	9	419
Net pretax benefit (detriment)	—	(34)	290

Reinsurance segment treaty:
Ceded written premiums	(1)	119	55

Ceded losses and loss adjustment expenses	(35)	278	122
Ceded earned premiums	(1)	119	55
Net pretax benefit (detriment)	(34)	159	67

Combined total:
Ceded written premiums	(1)	128	474

Ceded losses and loss adjustment expenses	(35)	253	831
Ceded earned premiums	(1)	128	474
Net pretax benefit (detriment)	$(34)	$125	$357

We did not cede any losses to the corporate program in 2001.  The $9 million written and earned premiums ceded in 2001 represented the initial premium paid to our reinsurer.  Our primary purpose for entering into the corporate reinsurance treaty was to reduce the volatility in our reported earnings over time.  Because of the magnitude of losses associated with the September 11th terrorist attack, that purpose could not be fulfilled even if the treaty had been invoked to its full capacity in 2001.  In addition, our actuarial analysis concluded that there would be little, if any, economic value to us in ceding any losses under the treaty.  As a result, in early 2002, we mutually agreed with our reinsurer to commute the 2001 corporate treaty for consideration to the reinsurer equaling the $9 million initial premium paid.

The $35 million of negative losses and loss adjustment expenses ceded in 2002 related to the Reinsurance segment treaty primarily resulted from the commutation of a portion of that treaty.  The $25 million of negative losses and loss adjustment expenses in 2001 related to the corporate treaty represented the results of a change in estimate for losses ceded under our 2000 corporate treaty.  Deterioration in our 2000 accident year loss experience in 2001, including the impact of reserve strengthening provisions recorded in the fourth quarter, caused our expections of the payout patterns of our reinsurer to change and led us to conclude that losses originally ceded in 2000 would exceed an economic limit prescribed in the 2000 treaty.

The combined pretax benefit (detriment) of the reinsurance treaties was allocated to our business segments as follows.

	Years Ended December 31
(In millions)	2002	2001	2000

Specialty Commercial	$(9)	$17	$74
Commercial Lines	(10)	29	(28)
Surety & Construction	(9)	15	45
International & Lloyd’s	12	(35)	96
Subtotal – ongoing segments	(16)	26	187

Health Care	22	(1)	43
Reinsurance	(40)	100	127
Other	—	—	—
Subtotal – runoff segments	(18)	99	170

Total	$(34)	$125	$357

Amounts shown for 2002 and 2001 include not only the allocation of the detriments described above, but also the reallocation among segments of benefits originally recorded in 2000 and 1999 related to the corporate treaties in those years.  The reallocation of benefits had no net impact on reported underwriting results in either year, but was necessary to reflect the impact of differences between actual 2001 experience on losses ceded in 2000 and 1999, by segment, and the anticipated experience on those losses in 2000 and 1999 when the initial segment allocation was made.  All allocations shown for 2001 and 2000 have been reclassified among segments to be consistent with our new segment reporting structure implemented in 2002.

LOSS RATIO.  The loss ratio measures insurance losses and loss adjustment expenses incurred as a percentage of earned premiums.  The following tabular presentation reconciles our reported loss ratio to a loss ratio for our ongoing segments, which in turn is reconciled to an adjusted ongoing segments’ loss ratio excluding several notable items in each of the years ended December 31, 2002, 2001 and 2000.  We believe the tabular reconciliation provides a helpful depiction of the impact of these items.

	Years Ended December 31
	2002	2001	2000

Reported loss ratio	81.1	102.5	70.0
Detriment attributable to runoff segments	(4.4)	(26.2)	(11.9)
Ongoing segments loss ratio	76.7	76.3	58.1
Notable benefits (detriments) embedded in ongoing segments loss ratio:
Western MacArthur settlement	(8.6)	—	—
September 11, 2001 terrorist attack	0.8	(6.2)	—
Other catastrophe losses	(1.3)	(1.0)	(0.6)
Corporate reinsurance treaties	(0.5)	1.1	8.1

Adjusted ongoing segments loss ratio	67.1	70.2	65.6

Catastrophe losses in 2002 totaled $67 million, of which $35 million was recorded in our ongoing segments and $32 million in our runoff segments.  The primary sources of catastrophe losses in 2002 were several storms across the United States throughout the year.  Net catastrophe losses totaled $1.27 billion in 2001, of which $1.11 billion was due to the September 11th terrorist attack.  The majority of the other $160 million of catastrophe losses were centered in our runoff segments and were largely the result of a variety of storms throughout the year in the United States and the explosion of a chemical manufacturing plant in Toulouse, France.  In 2000, catastrophe losses totaled $165 million, comprised primarily of additional loss development arising from severe windstorms that struck portions of Europe in late 1999, and severe flooding in the United Kingdom.  Since catastrophe losses are not recognized until an event occurs, the occurrence of a catastrophic event can have a material impact on our results of operations during the period incurred.  Subsequent changes to our estimate of catastrophic losses, based on better information, can also materially impact our results of operations during that period.

The 3.1 point improvement in the 2002 adjusted ongoing segments loss ratio (as defined in the table above) over 2001 reflected the impact of significant price increases over the last two years and markedly improved current accident year results in our ongoing business segments.  The strong improvement in 2002 was achieved despite $217 million of adverse prior-year loss development (accounting for 4.0 points of our adjusted ongoing segments’ loss ratio) in our Surety & Construction segment, as discussed on pages 43 through 45 of this discussion.  The 4.6-point deterioration in the 2001 adjusted ongoing segments loss ratio (as defined in the table above) compared with 2000 primarily resulted from reserve strengthening in our Surety & Construction segment in response to weakening economic conditions, and a reduction in favorable prior-year loss development in our Commercial Lines segment.  These factors are analyzed in more detail in the individual segment discussions that follow.

EXPENSE RATIO.  The expense ratio measures underwriting expenses as a percentage of premiums written.  The following tabular presentation reconciles our reported expense ratio to an expense ratio for our ongoing segments, which in turn is reconciled to an adjusted ongoing segments’ expense ratio excluding several notable items in each of the years ended December 31, 2002, 2001 and 2000.  We believe the tabular reconciliation provides a helpful depiction of the impact of these items.

	Years Ended December 31
	2002	2001	2000

Reported expense ratio	28.8	28.1	34.8
Benefit (detriment) attributable to runoff segments	(1.0)	1.4	(0.3)
Ongoing segments expense ratio	27.8	29.5	34.5
Notable benefits (detriments) embedded in ongoing segments expense ratio:
Corporate reinsurance treaties	0.2	(0.4)	(2.3)
September 11, 2001 terrorist attack	—	(0.3)	—

Adjusted ongoing segments expense ratio	28.0	28.8	32.2

The 1.4 point benefit attributable to runoff segments in our reported 2001 expense ratio primarily represented the impact of reducing contingent commission expense by $91 million in our Reinsurance segment.  The commissions, which were payable contingent on the loss experience on the reinsurance treaties to which they related, had been accrued prior to September 11th; however, the magnitude of our reinsurance losses from the terrorist attack resulted in the reversal of that expense accrual.

No underwriting expenses were ceded under the reinsurance treaties; however, our reported expense ratios in all three years included effects of written premiums ceded (or, in the case of 2002, reallocated to our ongoing segments) under the reinsurance treaties.  The improvement in our adjusted ongoing segments expense ratios in 2002 and 2001 (as defined in the table above) reflected the combined effect of significant premium growth in both years, as well as efficiencies realized throughout our underwriting operations as a result of our expense reduction initiatives over the last three years.  The magnitude of improvement in 2002 over 2001 was mitigated somewhat by the impact of written premiums ceded for terrorism coverage.

Expense reduction efforts in recent years included the consolidation of field office locations, the streamlining of our claim organization, the restructuring of several of our business segments, and the combined elimination of approximately 1,200 employee positions since our strategic initiatives announced in December 2001.  As a result of those and other expense management initiatives, we were able to considerably reduce our controllable expenses in 2002.

UNDERWRITING RESULTS BY SEGMENT – The following table summarizes written premiums, underwriting results and combined ratios for each of our property-liability underwriting business segments for the last three years (underwriting results are presented on a GAAP basis; combined ratios are presented on a statutory accounting basis).  All data for 2001 and 2000 were reclassified to conform to our new segment reporting format implemented in the fourth quarter of 2002.  Following the table are detailed analyses of our results by segment.

($ in millions)	% of 2002 Written Premiums	Years Ended December 31
		2002	2001	2000

SPECIALTY COMMERCIAL

Written premiums	28%	$1,986	$1,564	$1,211
Underwriting result		$193	$(14)	$64
Combined ratio		88.5	100.0	93.0
Adjusted combined ratio*		87.5	97.7	100.0

COMMERCIAL LINES

Written premiums	26%	$1,827	$1,643	$1,456
Underwriting result		$(331)	$(16)	$84
Combined ratio		118.2	99.6	94.0
Adjusted combined ratio*		119.5	92.8	91.9

SURETY & CONSTRUCTION

Written premiums	18%	$1,266	$973	$847
Underwriting result		$(222)	$(39)	$64
Combined ratio		117.8	103.4	89.2
Adjusted combined ratio*		117.2	104.7	95.6

INTERNATIONAL & LLOYD’S

Written premiums	11%	$808	$656	$347
Underwriting result		$60	$(239)	$(8)
Combined ratio		90.9	140.0	92.8
Adjusted combined ratio*		95.7	118.7	122.7

SUBTOTAL – ONGOING SEGMENTS
Written premiums	83%	$5,887	$4,836	$3,861
Underwriting result		$(300)	$(308)	$204
Combined ratio		104.5	105.8	92.6
Adjusted combined ratio*		105.0	100.0	98.3

HEALTH CARE

Written premiums	3%	$173	$660	$532
Underwriting result		$(166)	$(935)	$(220)
Combined ratio		157.0	233.2	139.6
Adjusted combined ratio*		154.1	231.2	142.4

REINSURANCE

Written premiums	11%	$751	$1,677	$1,074
Underwriting result		$(22)	$(726)	$(115)
Combined ratio		102.8	145.7	112.0
Adjusted combined ratio*		96.9	117.7	120.7

OTHER

Written premiums	3%	$235	$590	$417
Underwriting result		$(221)	$(325)	$(178)
Combined ratio		167.0	155.7	143.8
Adjusted combined ratio*		163.7	138.2	143.5

SUBTOTAL – RUNOFF SEGMENTS
Written premiums	17%	$1,159	$2,927	$2,023
Underwriting result		$(409)	$(1,986)	$(513)
Combined ratio		127.8	168.9	125.5
Adjusted combined ratio*		124.4	150.9	130.7

TOTAL PROPERTY-LIABILITY INSURANCE

Written premiums	100%	$7,046	$7,763	$5,884
Underwriting result		$(709)	$(2,294)	$(309)
Statutory combined ratio:
Loss and loss expense ratio		81.1	102.5	70.0
Underwriting expense ratio		28.8	28.1	34.8
Combined ratio		109.9	130.6	104.8
Adjusted combined ratio*		109.7	119.3	110.4

*     For purposes of meaningful comparison, adjusted combined ratios in all three years exclude the impact of the reinsurance treaties described on pages 31 through 33 of this discussion. In 2002, they exclude the impact of the changes in estimate and the reallocation of losses related to the September 11, 2001 terrorist attack, and in 2001, the impact of the original losses recorded as a result of the attack.

The following segment tabular presentations and discussions exclude, in 2002, the impact of the change in estimate of losses related to the September 11, 2001 terrorist attack, and, in 2001, the original losses recorded as a result of the terrorist attack.  Additionally, discussions exclude the impact of the reinsurance treaties in all three years.  These items represent reconciling differences between generally accepted accounting principles (“GAAP”) and pro forma results.  The pro forma results are not in accordance with GAAP; however, they are intended to provide a clearer understanding of the underlying performance of our business operations.  Our GAAP segment results are presented on page 36 of this discussion, the impact of the terrorist attack on our reported results for both 2002 and 2001 is discussed on pages 8 and 9 of this discussion, and the impact of the reinsurance treaties is discussed on pages 31 through 33 of this discussion.

PROPERTY-LIABILITY INSURANCE OPERATIONS

Specialty Commercial

The business centers comprising this segment are designated specialty commercial operations because each provides dedicated underwriting, claim and risk control services that require specialized expertise, and each focuses exclusively on the respective customers it serves.  Insurance coverage is often provided on proprietary insurance forms.  Those business centers are as follows:

Financial & Professional Services provides coverages for financial institutions, including property, liability, professional liability and management liability coverages for corporations and nonprofit organizations; and errors and omissions coverages for a variety of professionals such as lawyers, insurance agents and real estate agents.  Technology offers a comprehensive portfolio of specialty products and services to companies involved in telecommunications, information technology, health sciences and electronics manufacturing.  Umbrella/Excess & Surplus Lines provides insurance coverage in two distinct markets.  The Umbrella unit focuses on umbrella and excess liability business for retail and wholesale distribution sources, where other insurance companies provide the primary coverage.  The Excess & Surplus Lines unit underwrites non-admitted program and individual risk business for established wholesale distributors.  Public Sector Services markets insurance products and services to municipalities, counties, Indian Nation gaming and selected special government districts, including water and sewer utilities, and non-rail transit authorities.  Discover Re, which provides insurance programs principally involving property, liability and workers’ compensation coverages, serves retail brokers and insureds who are committed to the alternative risk transfer market.  Alternative risk transfer techniques are typically utilized by insureds who are financially able to assume a substantial portion of their own losses.  Specialty Programs underwrites comprehensive insurance programs for selected industries that are national in scope and have similar risk characteristics such as franchises and associations.  Oil and Gas provides specialized property and liability products for customers involved in the exploration and production of oil and gas.  Ocean Marine provides insurance coverage internationally for ocean and inland waterways traffic.  Personal Catastrophe Risk underwrites personal property coverages in certain states exposed to earthquakes and hurricanes.

The following table summarizes results for this segment for the last three years.  Data for all three years exclude the impact of the corporate reinsurance program, and data for 2002 and 2001 also exclude the impact of the terrorist attack.  Data including these factors is presented on page 36 of this discussion.

	Years Ended December 31
($ in millions)	2002	2001	2000

Written premiums	$1,971	$1,605	$1,318
Percentage increase over prior year	23%	22%

Underwriting result	$210	$21	$(10)

Loss and loss adjustment expense ratio	64.2	73.0	72.9
Underwriting expense ratio	23.3	24.7	27.1
Combined ratio	87.5	97.7	100.0

2002 vs. 2001 – The 23% increase in net written premium volume in 2002 over 2001 was driven by price increases averaging 29% across the segment (excluding Discover Re and Personal Catastrophe Risk, whose premium structures differ somewhat from the remaining business centers in the segment), and new business in several business centers.  Virtually every business center in this segment achieved an increase in premium volume over 2001.  In Financial & Professional Services, premium volume of $410 million grew 23% over 2001 due to strong price increases, particularly in the Directors and Officers line of business.  Umbrella/Excess & Surplus Lines’ written premiums of $293 million were 48% higher than comparable 2001 volume of $198 million, driven by a new commercial umbrella operation launched in 2002.  Specialty Programs recorded written premiums of $156 million in 2002, 47% higher than 2001 volume of $106 million.  Technology premiums of $374 million in 2002 were slightly below the 2001 total of $379 million, reflecting the effects of the economic weakness in the technology market sector.

The success of our underwriting and pricing actions throughout this segment were reflected in the $189 million improvement in profitability over 2001.  Umbrella/Excess & Surplus Lines recorded a $51 million improvement in underwriting results over 2001, driven by strong current accident year results and a reduction in adverse prior year loss development.  Underwriting profits in Financial & Professional Services in 2002 were $41 million higher than in 2001, and results in our Specialty Programs business center improved by $34 million over 2001.  All of our operations in the Specialty Commercial segment benefited in 2002 from strong price increases and the relative lack of catastrophe losses.

The 2002 segment-wide expense ratio improved by over a point compared with 2001, reflecting the benefit of strong written premium growth and the success of efficiency initiatives throughout this segment in recent years.  Although we have added staff in response to growing business volume throughout our Specialty Commercial segment, we have maintained tight controls over expense growth.

2001 vs. 2000 – Virtually all business centers played a role in the 22% growth in written premiums in 2001 over 2000, driven by price increases and new business throughout the segment.  The most notable contributors to the increase were the Financial & Professional Services, Public Sector Services, Technology and Oil & Gas business centers.  The Technology business center, which recorded a $44 million underwriting profit in 2001, was a primary factor in the improvement in GAAP underwriting results over 2000, due to significant improvement in current year loss experience.  Technology’s 2000 profit totaled $23 million.  Public Sector Services achieved a $20 million improvement in underwriting results in 2001, driven by favorable prior year loss experience.  Ocean Marine also experienced strong improvement in underwriting results in 2001, posting a $21 million profit due to favorable loss experience on both current and prior year business.  The improvements in these business centers were partially offset by an increase in reinsurance costs in the Personal Catastrophe Risk business center in 2001, where we made the strategic decision to cede a larger portion of our business to limit our exposures.

PROPERTY-LIABILITY INSURANCE OPERATIONS

Commercial Lines

The Commercial Lines segment includes our Small Commercial, Middle Market Commercial and Property Solutions business centers, as well as the results of our limited involvement in insurance pools.  The Small Commercial business center services commercial firms that typically have between one and fifty employees through its proprietary St. Paul Mainstreet (SM) and St. Paul Advantage (SM) products, with a particular focus on offices, wholesalers, retailers, artisan contractors and other service risks.  The Middle Market Commercial business center offers comprehensive insurance coverages for a wide variety of manufacturing, wholesale, service and retail exposures.  This business center also offers loss-sensitive casualty programs, including significant deductible and self-insured retention options, for the higher end of the middle market sector.  The Property Solutions business center combines our Large Accounts Property business with the commercial portion of our catastrophe risk business and allows us to take a unified approach to large property risks.

The following table summarizes key financial data for each of the last three years in the Commercial Lines segment excluding the impact of the terrorist attack in 2002 and 2001 and excluding the impact of the corporate reinsurance program in all three years.  Data including these factors is presented on page 36 of this discussion.

	Years Ended December 31
($ in millions)	2002	2001	2000

Written premiums	$1,812	$1,724	$1,433
Percentage increase over prior year	5%	20%

Underwriting result	$(350)	$93	$112

Loss and loss adjustment expense ratio	89.2	63.1	57.8
Underwriting expense ratio	30.3	29.7	34.1
Combined ratio	119.5	92.8	91.9

2002 VS. 2001 –Although we implemented substantial price increases in 2002, we experienced premium growth of only 5%.  This was primarily due to a decline in business retention levels resulting from our concerted effort to increase profitability.  We capitalized on favorable market conditions in 2002 by implementing significant price increases, rejecting new and renewal business where we could not achieve appropriate price increases, and selectively adding new business that met our pricing and underwriting criteria.  Price increases across the entire segment averaged 23% in 2002.  Middle Market Commercial net written premiums totaled $1.08 billion in 2002, 5% higher than 2001 premiums of $1.04 billion.  Our focus in 2002 was to maximize the quality and profitability of our middle market book of business; as a result, the impact of significant rate increases was substantially offset by reductions in business retention rates and new business levels.  Small Commercial premium volume of $622 million in 2002 grew 7% over 2001 premiums of $579 million.  We greatly expanded our involvement in the small commercial marketplace in 2002 through the development of products to serve particular sectors of the market, and through investments in technology to enable easy access to those products by agents, brokers and insureds.

Reported underwriting results in this segment in 2002 were dominated by the $472 million net pretax loss provision related to the settlement of the Western MacArthur asbestos litigation, described in more detail on pages 13 through 16 of this discussion.  Excluding that impact, the Commercial Lines segment underwriting profit in 2002 was $122 million.  In 2001, reported results included the benefit of a $128 million reduction in prior-year loss reserves, of which $93 million related to certain business written prior to 1988.  Excluding that benefit, the 2001 result was an underwriting loss of $35 million.  The significant improvement in underwriting results from 2001 to 2002 (after excluding the impact of the specified factors) reflected the impact of price increases and the improvement in the quality of our book of business, as well as a decline in catastrophe losses.  Current accident-year results in 2002 in all three business centers in this segment improved over 2001, with the most notable improvement occurring in Middle Market Commercial.

The slight increase in the expense ratio in 2002 reflected the impact of premiums ceded for terrorism insurance coverage, which increased the commission component of the expense ratio.  In addition, our investment in developing our small commercial business platform in 2002 substantially offset cost savings realized through our efficiency initiatives in this segment.

2001 VS. 2000 – Premium growth in 2001 was driven by price increases, strong renewal retention rates and new business throughout the segment.  Middle Market Commercial premiums totaled $1.04 billion in 2001, 15% higher than 2000 premiums of $900 million.  In the Small Commercial business center, premium volume of $579 million grew 19% over the comparable 2000 total of $485 million.  In July 2001, we established a new service center in Atlanta, which contributed to premium growth in our Small Commercial operation by providing agents and brokers in the southeastern U.S. with a more efficient and cost-effective platform for placing small commercial business with us.

The decline in the 2001 reported underwriting profit compared with 2000 was driven by a reduction in the magnitude of favorable prior-year development in 2001.  Current accident year results in all business centers in 2001 improved over 2000.  Results in 2001 benefited from the $128 million reduction in prior-year loss reserves.  In 2000, prior-year reserve reductions of approximately $260 million included $80 million for various general liability reserves, $69 million for workers’ compensation reserves and $50 million for certain business written prior to 1988.  The significant improvement in the expense ratio in 2001 reflected the combined impact of significant premium growth and a reduction in expenses.

PROPERTY-LIABILITY INSURANCE OPERATIONS

Surety & Construction

We consider our Surety & Construction segment a specialty operation, because each business requires specialized underwriting, risk management and claim expertise.  These operations have a shared customer base and are under common management.  Our Surety business center underwrites surety bonds, which are agreements under which one party (the surety) guarantees to another party (the owner or obligee) that a third party (the contractor or principal) will perform in accordance with contractual obligations.  For Contract Surety, we provide bid, performance and payment bonds, to a broad spectrum of clients specializing in general contracting, highway and bridge construction, asphalt paving, underground and pipeline construction, manufacturing, civil and heavy engineering, and mechanical and electrical construction.  Bid bonds provide financial assurance that the bid has been submitted in good faith and that the contractor intends to enter into the contract at the price bid and provide the required performance and payment bonds.  Performance bonds require us to fulfill the contractor’s obligations to the obligee should the contractor fail to perform under the contract.  Payment bonds guarantee that the contractor will pay certain subcontractor, labor and material bills associated with a project.  For Commercial Surety, we currently offer license and permit bonds, reclamation bonds, fiduciary bonds, court bonds, public official bonds, indemnity bonds, workers’ compensation self-insurer bonds, transfer agent indemnity bonds, depository bonds, and other miscellaneous bonds.  In addition to its U.S. operations, our Surety business center includes our Mexican subsidiary, Afianzadora Insurgentes, the largest surety bond underwriter in Mexico, and our Canadian operations St. Paul Guarantee and Northern Indemnity, which, on a combined basis, make us the largest surety bond underwriter in Canada.  In total, based on 2001 premium volume, our surety operations are the largest in North America.  The Construction business center offers a variety of products and services, including traditional insurance and risk management solutions, to a broad range of contractors and parties responsible for construction projects.

The following table summarizes results for this segment for the last three years. Results presented for all three years exclude the impact of the corporate reinsurance program, and results for 2002 and 2001 also exclude the impact of the terrorist attack.  Data including these factors is presented on page 36 of this discussion.

	Years Ended December 31
($ in millions)	2002	2001	2000

Written premiums	$1,252	$1,006	$913
Percentage increase over prior year	24%	10%

Underwriting result	$(212)	$(52)	$19

Loss and loss adjustment expense ratio	82.2	68.8	55.6
Underwriting expense ratio	35.0	35.9	40.0
Combined ratio	117.2	104.7	95.6

2002 vs. 2001– Total premium volume for the Surety & Construction segment increased by $246 million over 2001, primarily driven by $153 million of premium growth in Construction, where price increases averaged 30% in 2002.  In the Surety business center, premium volume was $93 million higher than in 2001, primarily due to the combined $100 million contributed by St. Paul Guarantee in Canada (formerly London Guarantee), acquired in March 2002, and our acquisition in late 2001 of the right to seek to renew surety business previously underwritten by Fireman’s Fund Insurance Company (see page 17 of this discussion for further details about these acquisitions).  Excluding the impact of the two acquisitions, Surety’s net premium volume in 2002 was slightly below comparable 2001 levels, reflecting the tightened underwriting standards instituted over the last two years, particularly with respect to our commercial surety business, and an increase in domestic reinsurance costs in 2002.

Both business centers contributed to the $160 million deterioration in underwriting results compared with 2001.  The Construction underwriting loss of $94 million was $37 million worse than the comparable 2001 loss of $57 million, driven by adverse prior-year loss development that prompted a $113 million fourth-quarter provision to strengthen loss reserves in our general liability and workers’ compensation coverages.  The 2002 current accident year loss ratio for Construction, however, was much improved over the same 2001 ratio, reflecting the impact of strong underwriting initiatives, price increases and the shift to a larger-sized account profile.  Approximately $93 million of Construction’s $113 million adverse prior year development was concentrated in general liability coverages.  The table below allocates the general liability coverage portion of our reserve charge in 2002, by accident year, within our Construction business center.

(In millions)	2002
Accident Year	Beginning Reserve	Reserve Charge

2001	$150	$13
2000	74	64
1999	90	35
Prior	255	(19)
Total	$569	$93

Our analysis of trends for our general liability coverages in 2002 revealed case reserve strengthening occurring throughout the year.  In addition, actual loss development during the year continued to exceed our expectations.  The average paid closed claim trend had exceeded the average case reserve trend in the recent development.  The average outstanding case reserve increased from $54,000 at year-end 2001 to $66,000 at year-end 2002.  The average paid claim increased from $18,000 at year-end 2001 to $28,000 at year-end 2002.  While the average paid claim was still below the average case reserve, this development in the data caused us to revise our trends and increase our estimate of ultimate losses.  We increased our estimate of required loss reserves and recorded a $93 million increase to loss reserves. However, no changes were made to any other underlying assumptions.

The remaining reserve charge of $20 million related to workers’ compensation coverages (with beginning 2002 reserves of $363 million), primarily from the 2001 accident year.  This charge resulted from a comprehensive claim review which focused on, among other data, a better estimate of our life-time benefit obligations.  As a result of this review, we increased the number of claims identified as receiving life-time benefits and, accordingly, increased the related loss reserves.  No changes were made to our underlying assumptions.

Surety’s 2002 underwriting loss was $118 million, compared with a profit of $5 million in 2001.  The 2002 results reflected prior-year reserve charges of $104 million, which included $34 million related to the judgment regarding the Petrobras oil rig construction (see further details on page 21 of this discussion), related to a 1996 incident, and $7 million for the settlement of litigation related to surety contracts issued on behalf of Enron Corporation (see further details on page 21 of this discussion), related to a 2001 reported incident.  Surety’s underwriting results in 2002 were also negatively impacted by reinstatement premiums paid for contract surety reinsurance, which reduced our net earned premiums, as well as an increase in losses in our contract surety business where we have experienced a higher than normal level of loss frequency.

In addition to the Petrobras and Enron events referred to above, we have experienced an increase in the frequency of losses, with much of this increase being tied to the recent economic downturn.  Included in the $104 million of prior-year development for 2002 was a fourth-quarter provision totaling $63 million in our domestic surety operations as detailed in the following table.  The entire Surety business center prior year reserve charge was driven by development on specific claims.  Since surety losses are not recognized until the period a claim is filed, no changes were made to assumptions.  The insurance concept of “accident year” is not meaningful to surety business.  The yearly information in the following table represents the year in which we determined that an incident had occurred, which might give rise to a possible claim.

(In millions)	2002
Accident Year	Beginning Reserve	Reserve Charge

2001	$77	$25
2000	27	23
1999	4	7
Prior	44	8
Total	$152	$63

Certain segments of our commercial surety business tend to be characterized by low frequency but potentially high severity losses.  In October of 2000, we made a strategic decision to significantly reduce the exposures in these segments.  Since that time, we have reduced our total commercial surety gross open bond exposure by over 40% as of December 31, 2002.

Within these segments, we have exposures related to a small number of accounts, which are in various stages of bankruptcy proceedings.  In addition, certain other accounts have experienced deterioration in creditworthiness since we issued bonds to them.  Given the current economic climate and its impact on these companies, we may experience an increase in claims and, possibly, incur high severity losses.  Such losses would be recognized in the period in which the claims are filed and determined to be a valid loss under the provisions of the surety bond issued.

With regard to commercial surety bonds issued on behalf of companies operating in the energy trading sector (excluding Enron Corporation), our aggregate pretax exposure, net of facultative reinsurance, is with six companies for a total of approximately $425 million ($356 million of which is from gas supply bonds), an amount which will decline over the contract periods.  The largest individual exposure approximates $192 million (pretax).  These companies all continue to perform their bonded obligations and, therefore, no claims have been filed.

With regard to commercial surety bonds issued on behalf of companies currently in bankruptcy, our largest individual exposure, pretax and before estimated reinsurance recoveries, approximated $120 million as of December 31, 2002.  Although no claims have been filed for this account, it is reasonably possible that a claim will be filed for up to $40 million, the full amount of one bond related to this exposure.  Based on the availability of reinsurance and other factors, we do not believe that such a claim would materially impact our after-tax results of operations.  Our remaining exposure to this account consists of approximately $80 million in bonds securing certain workers’ compensation obligations.  To date, no claims have been asserted against these workers’ compensation bonds and we currently have insufficient information to estimate the amount of any claims that might be asserted in the future.  To the extent that claims are made under these workers’ compensation bonds, we believe that they would likely be asserted for amounts lower than the face amounts, and settled on a present value basis.

In addition to the exposures discussed above with respect to energy trading companies and companies in bankruptcy, our commercial surety business as of December 31, 2002 included eight accounts with gross pretax bond exposures greater than $100 million each, before reinsurance.  The majority of these accounts have investment grade ratings, and all accounts continue to perform their bonded obligations.

We continue with our intention to exit the segments of the commercial surety market discussed above by ceasing to write new business and, where possible, terminating the outstanding bonds.  We will continue to be a market for traditional commercial surety business, which includes low-limit business such as license and permit, probate, public official, and customs bonds.

2001 VS. 2000  — The 10% increase in premium volume in 2001 was primarily due to price increases in the Construction business center, which averaged 18% for the year.  Construction premiums totaled $609 million in 2001, compared with $472 million in 2000.  Surety premiums of $397 million declined 10% compared with 2000, reflecting the impact of tightened underwriting standards we began to implement near the end of 1999 in anticipation of an economic slowdown in both the United States and Mexico.  As that slowdown materialized in 2001, our tightened standards had produced a more conservative risk profile of our commercial surety exposures, as described above.  An increase in reinsurance costs was also a factor in the decline in Surety’s net written premiums in 2001.  The Surety & Construction business centers both contributed to the deterioration in 2001 underwriting results compared with 2000.  The Surety underwriting profit of $5 million declined from the comparable 2000 profit of $30 million, reflecting an increase in loss experience amid the economic downturn in the United States.  Also included in the 2001 Surety result was a $10 million provision for losses associated with Enron Corporation’s bankruptcy filing late in the year.

The Construction underwriting loss of $57 million in 2001 deteriorated from 2000’s comparable loss of $11 million, driven by adverse development on prior-year business that prompted a $24 million provision to strengthen loss reserves.  Current accident year loss experience in 2001 improved over 2000, reflecting the impact of aggressive pricing and underwriting initiatives.  Construction’s 2000 underwriting result included the benefit of prior-year reserve reductions totaling $57 million, including $33 million of workers’ compensation loss reserves.  The strong improvement in the segment-wide expense ratio over 2000 reflected the combined effect of Construction’s written premium growth and active management of expenses in both operations.

PROPERTY-LIABILITY INSURANCE OPERATIONS

International & Lloyd’s

Following the realignment of our business segments in the fourth quarter of 2002, our International & Lloyd’s segment consists of the following components: our ongoing operations at Lloyd’s, and our ongoing specialty commercial operations outside of the United States, including our Global Accounts business center (collectively referred to hereafter as “international specialties”).  Through a single wholly-owned syndicate at Lloyd’s established in 2002, we underwrite insurance in four principal lines of business: Aviation, Marine, Global Property and Personal Lines.  Aviation underwrites a broad spectrum of international airline, manufacturer, airport and general aviation business.  Marine underwrites energy, cargo and hull coverages.  Global Property underwrites property coverages worldwide.  Personal Lines provides specialized accident and health coverages for international clients, including personal accident, kidnap and ransom, and payment protection insurance.  Prior to the formation of this single syndicate (Syndicate 5000), this business was underwritten through three other syndicates that we managed.  Our ongoing international specialties are located in the United Kingdom, Canada and the Republic of Ireland, where we offer specialized insurance and risk management services to a variety of industry sectors.

The following table summarizes results for this segment for the last three years.  Data for 2002 and 2001 exclude the impact of the terrorist attack, and data for all three years exclude the impact of the corporate reinsurance program.  Data including these factors is presented on page 36 of this discussion.

($ in millions)	Years Ended December 31
	2002	2001	2000

Written premiums	$815	$628	$475
Percentage increase over prior year	30%	32%

Underwriting result	$26	$(108)	$(105)

Loss and loss adjustment expense ratio	72.1	93.6	97.5
Underwriting expense ratio	23.6	25.1	25.2
Combined ratio	95.7	118.7	122.7

2002 VS. 2001 – All lines of business in this segment contributed to the significant growth in net written premiums over 2001.  At Lloyd’s, 2002 premium volume of $324 million grew 31% over comparable 2001 premiums of $247 million, primarily driven by strong price increases and new business in certain classes of our Personal Lines business.  In addition, Aviation premiums increased significantly due to our increased participation in that coverage in 2002.  In our international specialty operations, premium volume of $491 million was 29% higher than the 2001 total of $381 million, driven by price increases and new business throughout these operations.  The 2001 total included approximately $44 million of incremental premiums from the elimination of the one-quarter reporting lag.  Public Sector Services coverages accounted for $83 million of 2002 international specialty premium volume, and Financial and Professional Services coverages accounted for $75 million of written premiums in 2002.

The $134 million improvement in underwriting results over 2001 was centered in our international specialties, which recorded an underwriting profit of $24 million in 2002, compared with an underwriting loss of $81 million in 2001.  Price increases and the absence of significant weather-related losses accounted for the improvement over 2001.  Our Lloyd’s operations recorded an underwriting profit of $2 million in 2002, compared with a loss of $33 million in 2001.  Results from all of our lines of business at Lloyd’s benefited from significant price increases in the wake of the September 11, 2001 terrorist attack, as well as from the lack of significant catastrophe activity in 2002.

2001 VS. 2000 – Premium growth in 2001 was primarily due to new business resulting from increased capacity in our operations at Lloyd’s.  Our Lloyd’s premium volume of $247 million in 2001 grew 46% over 2000 volume of $168 million.  In addition, price increases in our operations at Lloyd’s averaged nearly 20% for the year, and began to accelerate further after the September 11 terrorist attack.  The elimination of the one-quarter reporting lag for a portion of our international business accounted for approximately $44 million of incremental premiums in 2001.  Price increases in the United Kingdom and Canada also contributed to strong premium growth in those locations compared with 2001.

The underwriting losses of $108 million in 2001 included $29 million of additional losses from the elimination of the one-quarter reporting lag.  At Lloyd’s in 2001, the underwriting loss of $33 million was $13 million worse than in 2000, primarily due to an increase in catastrophe losses.  That deterioration was substantially offset by slight improvements in results in our international specialties.

PROPERTY-LIABILITY INSURANCE OPERATIONS

Health Care

The Health Care segment historically provided a wide range of medical liability insurance products and services for health care providers throughout the entire health care delivery system, including individual physicians, physician groups, hospitals, managed care organizations and long-term care facilities, as well as certain traditional medical care coverages.  In the fourth quarter of 2001, we announced our intention to exit the medical liability insurance market, subject to applicable regulatory requirements.  Accordingly, this segment was considered to be in runoff in 2002.  In the fourth quarter of 2002, we revised our segment reporting structure.  The international business previously included in this segment was reclassified to the “Other” segment.  All data presented for 2001 and 2000 was reclassified to be consistent with the 2002 presentation.

The following table summarizes key financial data for each of the last three years in this segment.  Data for all years exclude the impact of the corporate reinsurance treaty, and data for 2002 and 2001 exclude the impact of the terrorist attack.  Data including these factors is presented on page 36 of this discussion.

($ in millions)	Years Ended December 31
	2002	2001	2000

Written premiums	$203	$666	$592
Percentage change from prior year	(70)%	13%

Underwriting result	$(187)	$(928)	$(262)

Loss and loss adjustment expense ratio	120.1	208.5	118.0
Underwriting expense ratio	34.0	22.7	24.4
Combined ratio	154.1	231.2	142.4

2002 vs. 2001 – Written premiums in 2002 were generated by extended reporting endorsements, and professional liability coverages underwritten primarily in the first quarter of the year prior to our non-renewal notifications becoming effective in several states.  We are required to offer reporting endorsements to claims-made policyholders at the time their policies are not renewed.  These endorsements cover losses incurred in prior periods that have not yet been reported.  Unlike typical policies, premiums on these endorsements are fully earned, and the expected losses are fully reserved, at the time the endorsement is written.  The majority of reporting endorsements underwritten in 2002 pertained to physicians’ and surgeons’ liability coverage.  Our exit from the Health Care market continues to proceed as planned when we announced the action at the end of 2001.  As of December 31, 2002, we had ceased underwriting business in jurisdictions representing 99% of written premiums in force at the end of 2001, and we had obtained all necessary regulatory approvals in those jurisdictions.

The 2002 underwriting loss included $85 million in provisions to increase net prior accident year loss reserves, comprised specifically of a $97 million charge in the second quarter of the year, and reductions totaling $12 million throughout the year resulting primarily from reinsurance contract commutations.  The majority of remaining losses in 2002 consisted of current-year losses related to reporting endorsements.  Details regarding the $97 million prior-year loss provision recorded in the second quarter of 2002 are included in the following table.

(In millions)
Accident Year	Beginning Reserve	Allocation Of Charge
2001	$607	$100
2000	572	13
1999	480	(16)
1998	328	(1)
Prior	590	1
Total	$2,577	$97

The significant allocation to the 2001 accident year is consistent with the nature of the claims-made insurance product.  The average payment date on this book of reserves is approximately two years, meaning that about 50% of the losses will be settled within two years.  Accordingly, any change in assumptions would be expected to significantly impact the most recent accident years.

In the years ended December 31, 2001 and 2000, we recorded cumulative provisions of $735 million and $225 million, respectively, to strengthen prior accident year loss reserves in this segment.  The following table presents a rollforward of loss activity for the Health Care segment for the years ended December 31, 2002, 2001 and 2000.  This information includes loss amounts and claim data for the entire Health Care segment, whereas tables presented elsewhere in this discussion relate only to our medical malpractice line of business.

($ in millions)	Years Ended December 31
	2002	2001	2000

Reserves for losses and allocated LAE at beginning of period	$2,577	$2,204	$2,297
Losses and allocated LAE incurred:
Reserve strengthening	85	735	225
Other incurred	494	672	587
Losses and allocated LAE paid	(1,080)	(1,034)	(905)
Reserve for losses and allocated LAE at end of period	$2,076	$2,577	$2,204

Number of claims paid during period	16,446	20,963	19,055
Number of claims pending at end of period	15,002	18,945	19,777

The following presents a summary of trends we observed within our Health Care segment, by quarter, for the three-year period ended December 31, 2002.  The discussion focuses on our Medical Malpractice line of business, since 99% of the reserve adjustments related to this business.  Our Medical Malpractice business includes all medical liability coverage within our Health Care segment, and comprised approximately 91% of our total Health Care segment reserves at December 31, 2002; the remaining business included in the segment is represented by claims arising out of ancillary business (such as automobile and property coverage for our Medical Malpractice customers).  There were no offsetting increases or decreases in reserves of different lines within our Health Care segment.  Of the Medical Malpractice reserve adjustments recorded in 2002, approximately 88% related to 2001 incurred losses; approximately 50% to

2000 incurred losses; approximately (7)% to 1999 incurred losses; approximately 6% to 1998 incurred losses; and the remainder of (37)% to incurred losses in 1997 and prior years.  Of the Medical Malpractice reserve adjustments recorded in 2001, approximately 29% related to 2000 incurred losses; approximately 30% to 1999 incurred losses; approximately 15% to 1998 incurred losses; approximately 10% to 1997 incurred losses; and the remaining 16% to incurred losses in 1996 and prior years.

In general, the reserve increases discussed below have primarily resulted from claim payments being greater than anticipated due to the recent escalation of large jury awards, which included substantially higher than expected pain and suffering awards.  This affected our view of not only those cases going to trial, but also our view of all cases where settlements are negotiated and the threat of a large jury verdict aids the plaintiff bar in the negotiation process.  The recent escalation in claim costs in the periods noted below that resulted from these developments was significantly higher than originally projected trends (which had not forecasted the change in the judicial environment), and has now been considered in our actuarial analysis and the projection of ultimate loss costs.  In addition, a portion of the reserve increase in the fourth quarter of 2001 resulted from information obtained from the work of a Health Care Claims Task Force, created during the first half of 2001, which focused resolution efforts on our largest claims with the intent of lowering our ultimate loss costs.

The following table summarizes, for each quarter of 2002, 2001 and 2000, our ending net reserves for losses and allocated loss adjustment expenses for our Health Care segment, any prior-period reserve strengthening recorded in the quarter (all related to the Medical Malpractice portion of the segment), and the percentage such reserve strengthening represented in relation to beginning of period total loss liability.

($ in millions)	Ending Reserves	Reserve Adjustment*	Percent of Prior Quarter Reserves

2000:
1st quarter	$1,724	$—	—%
2nd quarter	$2,263	$—	—%
3rd quarter	$2,258	$65	3%
4th quarter	$2,204	$75	3%

2001:
1st quarter	$2,195	$90	4%
2nd quarter	$2,195	$105	5%
3rd quarter	$2,226	$—	—%
4th quarter	$2,577	$540	24%

2002:
1st quarter	$2,439	$—	—%
2nd quarter	$2,377	$97	4%
3rd quarter	$2,291	$—	—%
4th quarter	$2,076	$—	—%

* The insurance loss reserving process involves judgment by actuaries and management, including evaluation not only of underlying data, but also of changes in legal, economic and societal factors that are generally not quantifiable.  Such application of judgment includes an analysis of trends that develop over time and which make it difficult to directly correlate specific data points (as discussed previously) with a specific reserving decision.

2000

In the first quarter, our observations were within expected ranges and no adjustments were made to these reserves.  In the second quarter, we closed on our acquisition of MMI Companies, Inc. (“MMI”), including the medical malpractice business of their domestic insurance subsidiary, American Continental Insurance Company (“ACIC”).  We concluded that ACIC’s loss reserves were appropriately stated at the date of acquisition, as well as at the close of the second quarter.  However, we noted the possibility of a continuing adverse trend with respect to average payments and case reserve levels which we decided to continue to monitor for possible revised indications.  In the third quarter, both average payments and average case reserves increased significantly for the ACIC business.  Reserve additions of $65 million were made based upon our analysis.  Our observations with respect to the St. Paul Fire and Marine Insurance Company (“F&M”), our primary U.S. insurance underwriting subsidiary, health care business were within expected ranges and no adjustments were made to these reserves.  In the fourth quarter, average ACIC loss payments were again significantly above past experience.  Even though average case reserves had decreased from the prior quarter, they were higher than historic observations.  Reserve additions of $75 million for ACIC were made based upon this analysis.  F&M observations were slightly above its historic averages, but were considered to be one-quarter anomalies and did not cause us to believe there was a need to record additional reserves.

2001

In the first quarter, we determined that trends that had begun to appear in the third and fourth quarters of 2000 with respect to the book of business of ACIC were outside of expected trends, resulting in increases to our expected average case reserve outstanding and average paid claims.  Within the F&M book of business, we also observed a continuation of the increase in the average outstanding case reserve levels and in the average paid claims.  We believe the principal cause of these increases was the judicial trend noted above.  We revised our estimate of ultimate losses and made a reserve addition of $90 million.  In the second quarter, we determined that the sharp increases in average paid claims and outstanding case reserve levels during the prior quarters and the second quarter of 2001 indicated a need to increase our actuarial estimate of required reserves (without changing our projected trends) in light of the adverse judicial awards noted above, and we made a reserve addition of $105 million.  In the third quarter, while case reserve levels increased, the average paid claims were within an expected level.  Certain of our models indicated a need for increased reserves, while other methods, including the results of stress testing the underlying assumptions (primarily the level of case reserves and paid activity), indicated that reserves were appropriate in total for our Health Care segment.  Management considered all available information and determined that reserves were appropriate as of September 30, 2001.

In the fourth quarter of 2001, we revised certain actuarial assumptions based on the adverse trends observed in the prior three quarters.  Average case reserve levels increased significantly due to our efforts to identify cases that could be expected to have a significant impact and manage them to closure more actively.  Based on the evolving trends we had observed emerging in prior quarters, as well as escalating claim payments observed in the fourth quarter of 2001, we concluded that average payments were not only at a new sustained and higher level, but that they could also increase beyond those average payments, and/or at a rate faster than inflation.  We thus concluded it was appropriate at that time to change the actuarial assumptions we had been using in our development pattern to consider higher loss severities and a faster rate of growth for losses.  Specifically, during the fourth quarter of 2001, we adjusted our assumptions with respect to the expected ultimate incurred and paid losses at each 12-month period from the reported loss date.  These assumptions increased the expected ultimate incurred loss from a 2% increase over our estimated incurred at 108 months following the reported date, to a 24% increase over estimated incurred at 12 months following the reported date.  Similarly, we increased our expected ultimate paid loss assumption from a 3% increase over our paid losses at 108 months following the reported date to a 46% increase over our assumption of the paid losses at 12 months following the reported date.  After careful analysis and determination of development patterns and the resulting revision of our actuarial assumptions described above, a charge to reserves of $540 million was determined to be necessary and was recorded during the fourth quarter of 2001.

2002

Following the cumulative prior-year reserve charges of $735 million in 2001, activity in the first quarter of 2002 developed according to projections.  Average paid claims for the full year of 2001 for medical malpractice lines had been $117,000, including a fourth quarter average of $124,000.  The phrase “average paid claims” as used herein excludes claims which were settled or closed for which no loss or loss expense was paid.  In the first quarter of 2002, the average paid loss was down to $111,000.  We interpreted this as a positive sign that prior year reserve charges up to this point had been adequate.  The average outstanding case reserve increased slightly from $141,000 in the fourth quarter of 2001 to $144,000 in the first quarter of 2002, but this was interpreted as a relatively benign change, given inflation and the promising decrease in average payment amounts.  No additional reserve action was taken.

In the second quarter of 2002, average paid claims for medical malpractice lines were again somewhat above expectations, rising to $130,000 for the quarter.  This, coupled with an additional increase in the average outstanding case reserve to $148,000, prompted management to reflect these new increased averages in its reserve analysis and record a reserve increase of $97 million.

Throughout 2002, we initiated significant changes to our Health Care claims organization and resolution process.  During the third quarter of 2002, we began to see the results of executing this strategy.  Specifically, case loads per adjuster had begun to decline substantially and the process for providing oversight on high exposure cases had been streamlined, enabling a more expeditious approach to our handling of these medical malpractice claims – including the establishment of stronger case reserves.  We also added staff with expertise in high exposure litigation management to assist claim handlers in aggressively pursuing appropriate resolutions on a file-by-file basis.  This allowed us to establish more effective resolution strategies to either resolve claims prior to going to trial or, for those claims deemed as non-meritorious, maintain an aggressive defense.  We have also become more selective in determining which cases are taken to trial and more willing to make use of our right to select defense counsel in those instances that we decide to litigate.  This has caused our ratio of defense verdicts to plaintiff verdicts to improve over prior years.  We began to more effectively manage our claim disposition strategies to limit the number of catastrophic verdicts.  We believe that executing this strategy has increased our ability to reduce our ultimate indemnity losses.

As noted above, as part of our focus on claim resolution, we have increased our emphasis on routinely reviewing our case reserves and have put in place a process where managers actively review each adjuster’s entire inventory of pending files to assure, among other things, that case reserves are adequate to support settlement values.  In addition, as we have moved further into runoff, our mix of paid and outstanding claims has changed and we expect that our statistical data will reflect fewer new claims.  We expect our claim counts will go down and the average size of our outstanding and paid claims will go up since newly reported claims are often settled at minimal loss or loss expense cost.

In the third quarter of 2002, although our average paid claim decreased slightly to $126,000, our average outstanding claim reserve increased to $166,000.  We believed that increases in the average outstanding claim reserve was due to both the claim mix and case strengthening as described above and was not unexpected in a runoff environment.  Accordingly, we did not record any reserve charge given the favorable effects we anticipate realizing in future ultimate payments.

In the fourth quarter of 2002, the average paid claim increased to $153,000 and the average outstanding case reserve increased to $181,000, which we believe was attributable to the previously described observations and was reasonable relative to our expectations.

Also during the fourth quarter, we determined that our claim inventory had been reduced considerably and had matured to a level at which we appropriately began to consider other more relevant data and statistics suitable for evaluating reserves in a runoff environment.

During 2002, and as described above, we concluded that the impact of settling claims in a runoff environment was causing abnormal effects on our average paid claims, average outstanding claims, and the amount of average case reserves established for new claims - all of which are traditional statistics used by our actuaries to develop indicated ranges of expected loss.  Taking these changing statistics into account, we developed varying interpretations of our data which implied added uncertainty to our evaluation of these reserves.  It is our belief that this data, when appropriately evaluated in light of the impact of our migration to a runoff environment, supports our view that we will realize significant savings on our ultimate claim costs.

In the fourth quarter of 2002, we established specific tools and metrics to more explicitly monitor and validate our key assumptions supporting our reserve conclusions since we believe that our traditional statistics and reserving methods needed to be supplemented in order to provide a more meaningful analysis.   The tools we developed track the three primary indicators which are influencing our expectations and include:  a) newly reported claims, b) reserve development on known claims and c) the “redundancy ratio,” comparing the cost of resolving claims to the reserve established for that individual claim.

Emergence of newly reported claims – Our Health Care book of business was put into runoff at the end of 2001 and our outstanding exposure has rapidly dropped, as expected.  Since the majority of coverage we offered was on a claims-made basis, and notification of the claim must be made within the policy period, the potential for unreported claims has decreased significantly.

We expect that the emergence of newly reported medical malpractice claims, with incurred years of 2002 or prior, would not exceed 40% of our current outstanding case reserve amount.

Development on known claims – As part of executing our runoff claims strategy, the inventory of claim-specific case reserves was reviewed during 2002 in an effort to reserve each claim as appropriately as possible.  This effort is in its advanced stages, and our expectations for additional reserve strengthening on known claims is considered to be minimal.  We do not expect additional case development on medical malpractice claims to exceed 3% of existing case reserves.

Case redundancy – While there were claims settlements which exceeded the claim-specific reserve that had been established, on the whole, claims are being settled at a level significantly less than the individual case reserve previously carried.  During 2001, the amount of excess reserves above settled amounts as a percentage of previously established reserves (referred to as a redundancy ratio) were in the range of 25% to 30%.  By the end of 2002, the redundancy ratio had increased to between 35% and 40%.  We expect this ratio to stay within this range to support our best estimate of a reasonable provision for our loss reserves.

These three indicators are related such that if one deteriorates, additional improvement on another is necessary for us to conclude that further reserve strengthening is not necessary.  While the recent results of these indicators support our current view that we have recorded a reasonable provision for our medical malpractice exposures as of December 31, 2002, there is a reasonable possibility that we may incur additional adverse prior year loss development if these indicators significantly change from our current expectations.  If these indicators deteriorate, we believe that a reasonable estimate of an additional loss provision could amount to up to $250 million.  However, our analysis as of this point in time continues to support our belief that we will realize favorable effects in our ultimate costs and that our current loss reserves will prove to be a reasonable provision.

2001 VS. 2000 – Price increases averaging 27% in 2001 were the primary factor in the 13% growth in written premiums over 2000.  In addition, a full year of business volume generated by MMI, acquired in April 2000, contributed to premium growth in 2001.  We significantly curtailed the amount of new Health Care business in 2001, however, due to an unfavorable pricing environment and unacceptable loss experience in most of the lines of business and geographic locations where we offered our products.

The nearly $1 billion underwriting loss in 2001 was driven by provisions to strengthen loss reserves for prior accident years, particularly the years 1997 through 1999.  The prior-year reserve increases, which totaled $735 million for the year, culminated in a $540 million provision in December that coincided with our announcement that we would exit the medical liability market.  The 2001 reserve increases followed increases recorded in 2000 that primarily related to our long-term care and major accounts lines of business.  The reserve increases in 2000 were prompted by an increase in the severity of losses driven by the rapidly escalating amounts that were awarded by juries in professional liability lawsuits.

As part of the strategic review that led to our decision to exit the medical liability business, our analysis of the remaining goodwill asset of $64 million related to the MMI acquisition indicated that approximately $56 million of that goodwill was not recoverable, and that amount was written off in the fourth quarter of 2001.  The remaining goodwill deemed recoverable was related to that portion of MMI’s ongoing consulting business that was not placed in runoff.

PROPERTY-LIABILITY INSURANCE OPERATIONS

Reinsurance

In the years prior to 2002, our Reinsurance segment (“St. Paul Re”) generally underwrote treaty and facultative reinsurance for property, liability, ocean marine, surety, certain specialty classes of coverage, and “nontraditional” reinsurance, which provided limited traditional underwriting risk protection combined with financial risk protection.  In late 2001, we announced our intention to cease underwriting certain types of reinsurance coverages and narrow our geographic presence in 2002, as described in more detail on page      of this report.  As a result, in January 2002, St. Paul Re began focusing almost exclusively on the following types of reinsurance coverage: property catastrophe, excess-of-loss casualty, marine and traditional finite.  St. Paul Re conducted its business through four business centers: North American Casualty, North American Property, International and Finite Risk.  As discussed in more detail on pages 5 and 6 of this discussion, in November 2002, we transferred our ongoing reinsurance operations to Platinum Underwriters Holdings, Ltd. (“Platinum”) while retaining liabilities generally for reinsurance contracts incepting prior to January 1, 2002.  Reported results for 2002 in this segment represent activity from the period January 1, 2002 up to the date of transfer to Platinum, including premium adjustments and loss development on reinsurance business underwritten in prior years.

The following table summarizes key financial data for the Reinsurance segment for the last three years, excluding the impact of the terrorist attack in 2002 and 2001, and the impact on all years of the aggregate excess-of-loss reinsurance treaties described on page 36 of this report.  Data including these factors is presented on page 36 of this discussion.

($ in millions)	Years Ended December 31
	2002	2001	2000

Written premiums	$751	$1,588	$1,208
Percentage change from prior year	(53)%	31%

Underwriting result	$40	$(269)	$(242)

Loss and loss adjustment expense ratio	66.2	85.5	85.4
Underwriting expense ratio	30.7	32.2	35.3
Combined ratio	96.9	117.7	120.7

2002 VS. 2001 – The significant decline in written premium volume in 2002 compared with 2001 was primarily due to reduced volume from the lines of business targeted for exit at the end of 2001.  Also contributing to the decline in premium volume in 2002 was the rescission of several large reinsurance contracts, which reduced written premiums by $137 million.  In addition, St. Paul Re ceded written premiums of $158 million in the fourth quarter related to the transfer of business to Platinum, representing unearned premiums as of the date of transfer on business incepting subsequent to January 1, 2002.  These reductions in premiums were partially offset by significant price increases on the narrowed lines of business underwritten in 2002, and new business in the accident and health reinsurance market.

The significant improvement in St. Paul Re’s underwriting result in 2002 compared with 2001 reflected the positive impact of significant price increases on 2002 renewals, a reduction in the magnitude of adverse prior year development and benefits derived from exiting unprofitable lines of business.  Catastrophe losses in 2002 totaled $31 million, comprised primarily of losses associated with flooding in Europe in August.  In 2001, catastrophe losses of $66 million (excluding the terrorist attack) were driven by losses from the explosion of a chemical plant in France and tropical storm Allison in the United States.

2001 VS. 2000 – The increase in written premiums in 2001 was driven by new business growth in St. Paul Re’s North American Casualty and Property business centers and strong price increases across virtually the entire segment.  The pace of price increases continued to grow in 2001, and those increases accelerated in the fourth quarter in the aftermath of the terrorist attack.  The deterioration in underwriting results in 2001 occurred throughout our reinsurance segment.  In St. Paul Re’s North American Casualty business center, losses were concentrated in large commercial program reinsurance.  For North American Property business, an increase in the frequency and severity of losses was the primary factor driving the deterioration from 2000.  We also experienced deterioration in satellite and aviation loss experience in 2001.  Catastrophe losses (excluding the terrorist attack) totaled $66 million in the Reinsurance segment in 2001, compared with losses of $135 million in 2000.

PROPERTY-LIABILITY INSURANCE OPERATIONS

Other

Our Other segment was formed in the fourth quarter of 2002 upon the revision of our segment reporting structure and is considered to be entirely in runoff.  We have a management team in place for these operations to ensure that our outstanding claim obligations are settled in an expeditious and economical manner.  This segment includes the results of the following international insurance operations: 1) our runoff operations at Lloyd’s, primarily consisting of the following lines of business written through seven syndicates, in which our ownership ranged from 32% to 100%, and comprising both U.S. and non-U.S. coverages: casualty insurance and reinsurance, non-marine reinsurance, professional liability insurance (particularly for financial customers, and directors’ and officers’ liability insurance) and our participation in the insuring of the Lloyd’s Central Fund; 2) Unionamerica, the London-based underwriting unit acquired as part of our purchase of MMI in 2000.  Unionamerica underwrote liability and property coverages, including medical malpractice and other professional liability and directors’ and officers’ liability, both inside and outside of Lloyd’s, on both an insurance and excess-of-loss reinsurance basis; and 3) all other international runoff lines of business we decided to exit at the end of 2001, consisting of health care business in the United Kingdom, Canada and Ireland, as well as our underwriting operations in Germany, France, the Netherlands, Argentina, Mexico (excluding surety business), Spain, Australia, New Zealand, Botswana and South Africa.  (In late 2002, we sold our operations in Argentina, Mexico and Spain).

The following table summarizes key financial data for each of the last three years in this segment.  Data for all years exclude the impact of the corporate reinsurance treaty, and data for 2002 and 2001 exclude the impact of the terrorist attack.  Data including these factors is presented on page 36 of this discussion.

($ in millions)	Years Ended December 31
	2002	2001	2000

Written premiums	$242	$597	$419
Percentage change from prior year	(59)%	42%

GAAP underwriting result	$(215)	$(227)	$(178)

Loss and loss adjustment expense ratio	124.7	107.1	109.1
Underwriting expense ratio	39.0	31.1	34.4
Combined ratio	163.7	138.2	143.5

2002 vs. 2001 —  The significant decline in written premium volume in 2002 reflected the impact of our decision to place these businesses in runoff.  International runoff lines of business accounted for $110 million of written premium volume in 2002, down 54% from $240 million in 2001.  Despite placing these businesses in runoff in 2002, we continued to underwrite business in selected markets while we attempted to sell certain of our operations.  Our Lloyd’s runoff premium totaled $114 million in 2002, compared with $253 million in 2001.  Unionamerica syndicate premium volume totaled $18 million in 2002, down significantly from 2001 premiums of $99 million.

Lloyd’s accounted for $99 million of the underwriting loss in 2002, driven by adverse loss development on business written in prior years and poor current-year results from North American liability and reinsurance business.  Unionamerica’s underwriting loss in 2002 of $60 million included $27 million of adverse prior year loss development (which has not been attributed to specific accident years, since such information is not readily available), with the remainder reflecting current year losses related to strengthened loss assumptions related to contracts still in effect in 2002.  These losses are centered in three lines of business underwritten through Lloyd’s syndicates that are now managed by Unionamerica: excess-of-loss reinsurance on U.S. medical malpractice, directors’ and officers’ liability business, and U.S. surplus lines business.  All other international runoff lines of business accounted for $56 million of underwriting losses in 2002, compared with $94 million of losses in 2001.  Losses in 2002 were centered in the Netherlands and Spain, whereas in 2001 losses were concentrated in health care business and construction coverages offered in the United Kingdom.  The decline in these other international runoff losses in 2002 reflected the impact of our decision to withdraw from those markets.

During the first half of 2002 we experienced reported losses in excess of what we expected in our Lloyd’s syndicates involved in underwriting casualty business.  These losses were concentrated in North American casualty coverages (reinsurance and primary), as well as the specific lines associated with financial institutions and professional coverages.  The unexpected loss activity caused us to revise our assumptions related to future payments in both of these businesses and increase reserve levels accordingly.  The North American casualty reserve charge totaled $44 million, and the financial institutions and professionals charge totaled $21 million.  During the third quarter of 2002, reported losses once again were more than expected.  Reserves were further increased as follows: $25 million in financial institutions and professionals, and $31 million in other casualty lines for a total of $56 million.  In addition, we recorded an additional $20 million provision in all other lines combined.  Since Lloyd’s accounting does not capture prior year loss development by accident year, we have not attributed these reserve charges to specific accident years.

The following table summarizes prior year reserve charges in 2002 by line of business or operation.

(In millions)	2002
Line of business or operation:	Beginning Reserve	Reserve Change

Lloyd’s:
Financial Institutions and Professional	$78	$46
North American and Other Casualty	154	75
Other Lloyd’s runoff lines	239	14
Subtotal — Lloyd’s	471	135
Unionamerica	445	27
Other international lines	333	6
Total	$1,249	$168

Business underwritten through our Lloyd’s syndicates, including the majority of Unionamerica’s business, is done in a subscription market, in which parties participate in portions of policies and/or groups of policies.  As a result, the concepts of claim frequency and claim size trend for specific syndicates and/or shares of syndicates are neither available nor pertinent.

2001 vs. 2000  — Premium growth in 2001 was centered in our Lloyd’s operations, where we increased our underwriting capacity in several syndicates and benefited from price increases averaging nearly 20%.  Unionamerica premium volume of $99 million in 2001 was level with 2000.  The elimination of the one-quarter reporting lag accounted for incremental written premiums of $27 million and incremental underwriting losses of $16 million in 2001.  The deterioration in underwriting results compared with 2000 was the result of adverse prior-year loss development in several Lloyd’s syndicates, particularly those associated with North American casualty coverages.  In addition, poor prior-year loss experience and the write-off of uncollectible reinsurance receivables in our financial and professional services syndicate at Lloyd’s contributed to the increase in underwriting losses in 2001.

PROPERTY-LIABILITY INSURANCE

Investment Operations

Our primary objectives with regard to investments are to ensure our ability to meet our liabilities, primarily consisting of insurance claim payments, and, having done that, increase our shareholders’ equity.  The funds we invest are generated by underwriting cash flows, consisting of the premiums collected less losses and expenses paid, and by investment cash flows, consisting of income received on existing investments and proceeds from sales and maturities of investments.

The majority of funds available for investment are deployed in a widely diversified portfolio of predominantly investment-grade fixed income securities, consisting primarily of government-issued securities and corporate bonds.  We also invest much smaller amounts in equity securities, venture capital and real estate.  The latter three investment classes have the potential for higher returns but also involve varying degrees of risk, including less stable rates of return and less liquidity.

The following table summarizes the composition and carrying value of our property-liability investment segment’s portfolio at the end of 2002 and 2001.  More information on each investment class follows the table.

	December 31
(In millions)	2002	2001
Fixed income securities	$17,135	$15,756
Real estate and mortgage loans	873	972

Venture capital

581

859

Equities	355	1,110

Securities on loan

806

775

Short-term investments	2,070	2,043

Other investments

657

67

Total investments	$22,477	$21,582

FIXED INCOME SECURITIES – Our portfolio of fixed income investments is primarily composed of high-quality, intermediate-term taxable U.S. government, corporate and mortgage-backed bonds, and tax-exempt U.S. municipal bonds.  We manage this portfolio conservatively, investing almost exclusively in investment-grade (BBB- or better) securities.

At December 31, 2002, approximately 97% of our fixed income portfolio, comprised of our fixed income securities, the securities on loan and short-term investments, was rated investment grade.  The remaining 3% of this fixed income portfolio primarily consisted of high-yield bonds, and also included non-rated securities, most of which we believe would be considered investment-grade, if rated.

We participate in a securities lending program whereby certain fixed income securities from our portfolio are loaned to other institutions for short periods of time.  We receive a fee from the borrower in return.  We require collateral equal to 102% of the fair value of the loaned securities, and we record the cash collateral received as a liability.  The collateral is invested in short-term investments and reported as such on our balance sheet.  The carrying value of the securities on loan is removed from fixed income securities on the balance sheet and shown as a separate investment asset.  We continue to earn interest on the securities on loan, and earn a portion of the interest related to the short-term investments.

At the end of 2002, the amortized cost of our fixed income portfolio was $16.1 billion, compared with $15.2 billion at the end of 2001.  The primary source of the increase in 2002 was the infusion of $750 million of capital into our insurance underwriting subsidiaries from the proceeds of our common stock and equity unit offering in July 2002.  Additionally, we made the strategic decision in May 2002 to liquidate a significant portion of our equity investment portfolio and re-deploy those funds in fixed income investments.

We carry these securities on our balance sheet at market value, with the appreciation or depreciation recorded in shareholders’ equity, net of taxes.  The market values of our bonds fluctuate with changes in market interest rates, changes in yield differentials between fixed income asset classes and changes in the perceived creditworthiness of corporate obligors.  At the end of 2002, the pretax unrealized appreciation of our bond portfolio was $1.0 billion, compared with unrealized appreciation of $563 million at the end of 2001.  The continuing decline in market interest rates during 2002 was the primary factor in the increase in unrealized appreciation.  The U.S. Federal Reserve decreased the target Federal Funds interest rate by 0.5% in 2002 in response to the continuing economic weakness in the United States.  These reductions followed cumulative rate reductions of 4.75% in 2001.  As a result of the economic environment and Federal Reserve actions, general market interest rates continued to fall in 2002, as evidenced by the 123 basis point decline in the 10-year U.S. Treasury bond yield.

Our decision whether to purchase taxable or tax-exempt securities is driven by corporate tax considerations, and the relationship between taxable and tax-exempt yields at the time of purchase.  In recent years, the availability of corporate Net Operating Loss carryforwards and Alternative Minimum Tax carryforwards has increased our ability to benefit from taxable investment income.  Accordingly, a significant majority of our new fixed income purchases in recent years have consisted of taxable bonds.  The average yield on taxable bonds purchased in 2002 was 5.3%, compared with 6.5% in 2001 and 7.7% in 2000.  The decline in both 2002 and 2001 reflected the impact of the Federal Reserve rate actions.  Taxable bonds accounted for 75% of our fixed income portfolio at year-end 2002.  The bond portfolio in total carried a weighted average pretax yield of 6.2% at December 31, 2002, compared with 6.6% at the end of 2001.

Pretax investment income generated by our fixed income securities, securities on loan and short-term investments in 2002 totaled $1.09 billion, down 1% from 2001 investment income of $1.11 billion.  Investment income in 2001 included $14 million resulting from the elimination of the one-quarter reporting lag for portions of our foreign operations.  Excluding that amount, income in 2002 was level with 2001.  The effect of the decline in yields available on new investments in 2002 was substantially offset by an increase in funds invested, largely due to the capital infusion and sales of equity investments.  In 2001, pretax investment income from fixed income investments was 5% below 2000 income of $1.16 billion (a total which included $11 million from the elimination of the one-quarter reporting lag for a separate portion of our foreign operations).  The decline in investment income in 2001 reflected the lower average level of fixed income invested assets during 2001 due to net sales of investments to fund operational cash flow needs, and the significant reduction in interest rates available on new investments.

Additional information regarding our fixed income portfolio is disclosed in the Critical Accounting Policies section on pages 24 through 27 of this discussion.

REAL ESTATE AND MORTGAGE LOANS – Real estate ($792 million) and mortgage loans ($81 million) accounted for 4% of our total property-liability investments at the end of 2002.  Our real estate holdings primarily consist of commercial office and warehouse properties that we own directly or in which we have a partial interest through joint ventures.  Our properties are geographically distributed throughout the United States and had an occupancy rate of 89.9% at year-end 2002, compared with 94.7% in 2001.  Real estate investments produced pretax income of $67 million in 2002, down from $97 million in 2001.  The 2001 total was unusually high due to income from the sale of certain properties related to a Southern California residential land development.  Our real estate investment cash flows of $105 million in 2002 declined from $138 million in 2001, reflecting the reduction in occupancy rates and prevailing market rents.  These cash flows equated to cash yields of 10.4% and 13.4% for 2002 and 2001, respectively.  We made no significant real estate purchases in 2002 or 2001.

We acquired our portfolio of mortgage loans in the 1998 merger with USF&G.  The loans, which are collateralized by income-producing real estate, produced investment income of $10 million in 2002 and $18 million in 2001.  Net pay downs and repayments of the loans totaled $52 million in 2002 and $51 million in 2001.  We did not originate any new loans in either of the last two years.

VENTURE CAPITAL – Venture capital comprised 3% of our property-liability invested assets (at cost) at the end of 2002.  These private investments span a variety of industries but are concentrated in telecommunications, information technology, health care and consumer products.  In 2002, we invested $138 million in this asset class, down significantly from investments of $289 million in 2001.  Our total return on average net venture capital investments (encompassing dividend income, realized gains and losses, and the change in unrealized appreciation) was (41.0%) in 2002 and (41.5%) in 2001.  Returns in both years were negatively impacted by significant declines in the unrealized appreciation of our investments.  Additionally in 2002, investments sales and impairment write-downs combined to produce pretax realized losses of $200 million, including $56 million resulting from the sale of the majority of our partnership investment holdings.  In 2000, our portfolio produced a total pretax return on average net assets of 52%, primarily the result of pretax realized gains totaling $554 million for the year.  The carrying value of the venture capital portfolio at year-end 2002 and 2001 included unrealized appreciation of $4 million and $93 million, respectively.  At December 31, 2002, we had long-term commitments to fund venture capital investments totaling $920 million which are subject to certain termination provisions as further described in Note 17 to the consolidated financial statements.

EQUITIES – Our equity holdings consist of a diversified portfolio of public common stock, comprising 2% of total property-liability investments (at cost) at year-end 2002.  In May and June 2002, we reduced our equity investments by $445 million, or 46% of the total outstanding at the time (at cost), at a market level higher than that which prevailed for the remainder of 2002.  Our decision to reduce our public equity holdings was prompted by several factors, including our opinion as to the near-term direction of equity prices, a comprehensive evaluation of our aggregate equity exposure (including venture capital and equities held by our pension fund), and our opinion as to the level of public equity investments that is appropriate for publicly held insurance companies.  By the end of 2002, we had reduced our equity investments by $683 million (at cost) since year-end 2001.

The total return on our combined domestic and international equity portfolio was (19.4%) in 2002, compared with (20.7%) in 2001.  At the end of 2002, the cost of our remaining portfolio of $375 million exceeded its market value by $20 million.  By comparison, at the end of 2001, the $1.1 billion market value of our equity holdings exceeded its cost by $52 million.

OTHER INVESTMENTS – Our 14% equity ownership stake in Platinum Underwriters Holdings, Ltd., with a carrying value of $129 million, is included in this category in 2002, as is an approximately $400 million long-term interest-bearing security from a highly-rated entity, supporting a series of insurance transactions.

REALIZED INVESTMENT GAINS AND LOSSES - The following table summarizes our property-liability operations’ pretax realized gains and losses by investment class for each of the last three years.

	Years Ended December 31
(In millions)	2002	2001	2000
Fixed income	$94	$(77)	$(29)
Equities	(58)	(4)	87
Real estate and mortgage loans	2	4	4
Venture capital	(200)	(43)	554
Other investments	—	(6)	8
Total	$(162)	$(126)	$624

During 2002, we sold fixed income securities with a cumulative amortized cost of $2.5 billion, generating gross pretax gains of $185 million.  These gains were partially offset by impairment write-downs totaling $74 million, including $15 million related to our investment in debt securities issued by WorldCom Corporation, $13 million related to TXU Eastern Funding and $10 million related to NRG Energy.  We recorded additional impairment write-downs totaling $36 million in our fixed income portfolio during 2002 related to 22 other issuers.  Those write-downs resulted from bankruptcy filings or substantial deterioration in the financial condition of those issuers.   Pretax realized losses in the fixed income category in 2001 were driven by write-downs in the carrying value of certain of our bond holdings, including a $20 million write-down of various Argentina government and corporate bonds following economic upheaval in that country, and a $19 million write-down in debt securities issued by Enron Corporation following that company’s bankruptcy filing.  We recorded additional impairment write-downs totaling $38 million in our fixed income portfolio during 2001 related to 19 other issuers.  Each of these write-downs was carried out by writing our stated book value down to our estimate of net realizable value.

Realized losses from our equity portfolio in 2002 primarily consisted of those resulting from sales following the strategic decision to re-allocate funds to the fixed maturity portfolio, and impairment write-downs totaling $26 million.

In our venture capital portfolio, realized losses in 2002 included $56 million of losses resulting from the sale of the vast majority of our partnership investment holdings, and impairment write-downs totaling $122 million.  Realized losses in 2001 largely resulted from the sale of several of our direct investments.  In addition, we recorded write-downs, which in the aggregate totaled $88 million, related to 31 of our direct venture capital investments in 2001.  Venture capital realized gains in 2000 were primarily driven by sales of and distributions from investments in technology-related companies.

For publicly-traded securities in our venture capital portfolio, the amounts of write-downs were determined by writing our investments down to quoted market prices.  For non-publicly-traded securities, the write-downs were reviewed and approved by our internal valuation committee, which, on a quarterly basis, evaluates recent financings, operating results, balance sheet stability, growth, and other business and sector fundamentals in determining fair values of the specific investments.  On an ongoing basis, our venture capital portfolio managers monitor the activities of both our publicly-traded and non-publicly-traded securities, keeping in mind developments that might give rise to necessary valuation adjustments.  These managers may report any such developments to the internal valuation committee.

A significant amount of additional information regarding procedures employed to evaluate other than temporary impairments in the carrying value of any of our investments is contained in the Critical Accounting Policies section on pages 24 through 27 of this discussion.

PROPERTY-LIABILITY UNDERWRITING

LOSS AND LOSS ADJUSTMENT EXPENSE RESERVES

Our loss reserves reflect estimates of total losses and loss adjustment expenses we will ultimately have to pay under insurance policies, surety bonds and reinsurance agreements.  These include losses that have been reported but not settled, and losses that have been incurred but not yet reported to us (“IBNR”).  Loss reserves for certain workers’ compensation business and certain assumed reinsurance contracts are discounted to present value.  We reduce our loss reserves for estimates of salvage and subrogation.

For reported losses, we establish reserves on a “case” basis within the parameters of coverage provided in the insurance policy, surety bond or reinsurance agreement. For IBNR losses, we estimate reserves using established actuarial methods.  Our case and IBNR reserve estimates consider such variables as past loss experience, changes in legislative conditions, changes in judicial interpretation of legal liability and policy coverages, and inflation. We consider not only monetary increases in the cost of what we insure, but also changes in societal factors that influence jury verdicts and case law and, in turn, claim costs.

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

While our reported reserves make a reasonable provision for all of our unpaid loss and loss adjustment expense obligations, it is important to note that the process of estimating required reserves does, by its very nature, involve uncertainty.  The level of uncertainty can be influenced by such things as the existence of long tail coverage forms and changes in claim handling practices.  Many of our insurance subsidiaries have written long-tail coverages such as medical professional liability, large deductible workers’ compensation and assumed reinsurance.  In addition, claim handling practices change and evolve over the years.  For example, new initiatives are commenced, claim offices are reorganized and relocated, claim handling responsibilities of individual adjusters are changed, use of a call center is increased, use of technology is increased, caseload issues and case reserving practices are monitored more frequently, etc.  However, these are sources of uncertainty that we have recognized and for which we have appropriately reserved.

Analysis of Our Long-Tail Exposures

We consider “long-tail” exposures to include those lines of business in which the majority of coverage involves average loss payment lags of three years or more beyond the expiration of the policy and, accordingly, can cause an increased level of uncertainty in estimating loss reserves.  The primary lines of our business fitting those criteria are general liability, workers’ compensation, and casualty excess reinsurance.  In addition, we insure medical malpractice that does not exceed a three-year average life, but does involve a high degree of uncertainty.  We analyze these reserves in accordance with our accounting policy as further described on page 23 of this discussion.

The following table provides additional statistics on our long tail and medical malpractice exposures and is followed by discussion on known trends, events, or uncertainties that may affect our future results of operations or financial condition.  We also further describe the nature of the underlying claims, including relevant information of the claimant population.  For our general liability and workers’ compensation lines of business, we have reported separately our exposures to possible environmental and asbestos (“E&A”) obligations.  For our non-E&A general liability, workers’ compensation, and medical malpractice coverages, we have included data only for our primary domestic insurance operations, excluding alternative risk transfer insurance products.  The coverages in the table represented approximately 68% of our total net loss and loss adjustment expense reserves at December 31, 2002.

	Number of Claims / Supplements(1)			$ in millions
Line of Business	Pending as of Dec. 31	Reported	Dismissed Settled, or Resolved	Paid Losses on Settled Claims	Costs to Administer	Losses Paid on Pools and Related

General Liability – Non E & A
2002	38,217	68,807	70,802	$643	$263	N/A
2001	40,212	70,540	68,384	$526	$234	N/A
2000	38,056	70,280	67,098	$521	$250	N/A
Workers’ Compensation
2002	35,731	51,604	54,300	$381	$57	N/A
2001	38,427	56,084	55,368	$374	$57	N/A
2000	37,711	55,081	58,768	$304	$55	N/A
Medical Malpractice
2002	12,862	8,271	10,635	$831	$190	N/A
2001	15,226	18,706	18,897	$834	$206	N/A
2000	15,417	9,337	10,952	$671	$194	N/A
Environmental(2)
2002	1,275	449	633	$34	$15	$9
2001	1,459	390	1,317	$34	$11	$14
2000	2,386	405	1,662	$15	$12	$11
Asbestos(2)
2002	3,923	1,757	1,093	$187	$31	$14
2001	3,259	1,096	929	$13	$22	$10
2000	3,092	1,226	1,277	$9	$12	$10
Assumed Reinsurance(3)
2002	N/A	N/A	N/A	$1,150	$44	N/A
2001	N/A	N/A	N/A	$825	$29	N/A
2000	N/A	N/A	N/A	$736	$18	N/A

(1)  The claim counts included in this table represent counts of “supplements,” which are extracted from our actuarial databases.  A claim supplement is the finest level of detail recorded in our statistical systems.  For example, two claimants for a single general liability bodily injury occurrence would be counted as two separate supplements.  Our claim department manages claims on a policyholder basis, while the data in this table is presented on a claim count basis.  For environmental and asbestos claims, a claim supplement count does not reflect the number of claimants involved on the account.  For asbestos claims, supplements are generally created based on the number of policy years potentially implicated on the account. For environmental claims, supplements are generally created to track the number of sites involved on the account.

(2)  The environmental and asbestos claim count information includes only losses on direct written business whereas the paid loss data on assumed business, presented separately, includes loss and defense and cost containment expenses.  Claim count data is not shown on losses assumed from other companies and/or insurance pools because we are often either covering a very small portion of any one claim, or a number of claims which are compiled together as one for reporting purposes and, therefore, such statistics would not be meaningful.  Also, the costs to administer these claims do not include adjusting and other related payments.

(3)  Includes property and casualty loss experience since casualty only is not available. Also, claim counts are not available on assumed reinsurance.  Loss settlement amounts include defense and cost containment expenses whereas costs to administer include only adjusting and other related payments.

General Liability (Non-E&A) - Includes insurance coverage protecting the insured against legal liability resulting from negligence, carelessness, or failure to act causing property damage or personal injury to others.  Claims on these coverages are usually paid to third party claimants.  While we offer coverage that may result in low-frequency, high-severity claims (i.e. excess umbrella, large accounts), the majority of the non-E&A general liability business is generally stable and predictable due to the volume of business written.  Although the cost of administering these claims comprises a large portion of the overall claim cost, the actual average loss payment per claim is generally low. The most significant risk for this line is unexpected increases in inflation, either economic or social.  The number of newly reported claims dropped in 2002 driven by an underlying decrease in our exposure to loss.  Premiums have increased in the last several years due to pricing, but the actual number of exposures insured has dropped.  The increase in paid dollars in 2002 was the result of closing more claims in 2002 than we did in 2001.  Average paid severity trends remain within industry norms.

Workers’ Compensation - Includes insurance which covers an employers’ liability for injuries, disability or death to persons in their employment, without regard to fault.   The coverage provided under the workers’ compensation policies is based on state-specific schedules for wage replacement and medical payments for injured workers.  While the largest portion of the workers insured under our policies generate a very low severity body of claims, a portion of our premium volume is generated in our Construction business center, where there is an increased possibility of permanent and total disability requiring lifetime payments.  Although each state government can make changes in coverage, the changes happen after considerable public deliberation and very seldom will impact policies that have been sold in the past.  The number of newly reported claims dropped in 2002 driven by an underlying decrease in our exposure to loss.  Premiums have increased in the last several years due to pricing, but the actual number of exposures insured has dropped.  We closed roughly as many claims in 2002 as in 2001, driving the number of pending claims down.

Medical Malpractice - Includes insurance protecting a licensed health care provider or health care facility against legal liability resulting from death or injury of any person due to the insured’s misconduct, negligence, or incompetence in rendering professional services.  Medical malpractice claims are volatile in nature.  While a large number are closed without a loss payment, those with payments may be very large depending on the circumstances and judicial climate.  Significant cost is expended in the settlement of these claims, often with favorable outcomes.  Since this book of business is in runoff, the pending inventory is decreasing and will begin to distort some of the statistics.  As the runoff matures, there will be fewer small claims and fewer meritless claims that can be quickly dismissed.  The single largest risk in this line of business is associated with social trends in jury verdicts which is described in further detail in our Health Care segment discussion on pages 49 through 55 of this discussion.  As reported in the Health Care discussion referenced above, newly reported claim counts are dropping quickly as we exit this business segment.  As we execute our runoff strategy, we will continue to see a drop in the inventory of pending claims.  The unusually high number of claims “reported” and “dismissed, settled or resolved” in 2001 in the foregoing table was due to the impact of the MMI integration.

Environmental - This exposure relates to general liability coverage on policies which may be interpreted to cover environmental-related exposures.  The information presented above represents business reported as “Not underwritten” Environmental losses as described on pages 73 and 74 of this discussion. Payment totals for these coverages are driven by a few very large claims, accompanied by a large number of very small claims.  While the number of new reported claims appears to increase, they are primarily matters for which there is no expectation of claim payment, or for policies that have not been identified as cases where the underwriter intended coverage.  A significant portion of the cost of administering these claims relates to claims that are eventually settled without payment.  Changes in social, judicial, legislative and economic conditions could result in future unforeseen developments and require reserve adjustments.

Asbestos - This exposure relates to general liability and workers’ compensation coverages on policies which can be interpreted to cover asbestos-related exposures.  This portion of business is defined as that which is reported as “Asbestos losses” as described in more detail on pages 72 through 75 of this discussion.  Amounts are driven by a few very large claims, accompanied by a large number of very small claims or claims made with no payment.  A significant portion of the cost of administering the claims is spent on those claims that are eventually settled without payment.  Social, judicial, legislative and economic changes could result in future unforeseen developments and require reserve adjustments.  Western MacArthur accounted for the majority of paid losses on settled claims in 2002 ($173 million), as well as the majority of costs to administer in 2002 ($12 million), with the remainder relating to claims made in prior years.  Approximately 25% of the pending asbestos claim supplements as of December 31, 2002 came from policyholders who tendered their first asbestos claim within the last three years.  The increase in newly reported claims arise from policyholders who tendered their first claim to us within the last three years. For example, approximately 59% of the claim supplements reported during 2002 came from policyholders who tendered their first claim after January 1, 2000.  These claims are generally relatively small and have, to date, presented minimal exposure.

Assumed Reinsurance - This portion of our business represents our reported Reinsurance segment and includes property and liability loss exposures assumed on both a proportional and excess of loss basis.  There are both low frequency, high severity exposures as well as some event-driven high-severity exposures.  A significant portion of the high exposure business was catastrophe related.  As of November 2, 2002, we are no longer significantly exposed to subsequent events due to the transfer of our ongoing reinsurance operations to Platinum Underwriters Holdings, Ltd.   Although our property exposure (included in this data) is not considered long tail, our casualty exposure is considered long tail and – similar to our primary general liability exposures – is sensitive to the risk of unexpected increases in inflation.  The increase in loss settlement amounts during 2001 and 2002 was primarily due to losses resulting from the September 11, 2001 terrorist attack.

Prior-Year Loss Development

Note 11 to the consolidated financial statements includes a reconciliation of our beginning and ending loss and loss adjustment expense reserves for each of the years 2002, 2001 and 2000.  That reconciliation shows that we recorded an increase in the loss provision from continuing operations for claims incurred in prior years totaling $1.0 billion in 2002, compared with $577 million in 2001, and a reduction in prior-year incurred losses of $265 million in 2000.  Of the 2002 total, $472 million resulted from the settlement of the Western MacArthur asbestos litigation, as described in more detail on pages 13 through 16 of this discussion.  The majority of the remaining prior year development was concentrated in our Health Care, Surety & Construction, and Other segments, and that development is discussed in detail in the respective segment sections included herein.

The increase in prior-year loss provisions in 2001 was driven by additional losses in our Health Care segment.  In 2000, loss trends in this segment had indicated an increase in the severity of claims incurred in the 1995 through 1997 accident years; accordingly, we recorded a provision for prior-year losses.  In 2001, loss activity continued to increase not only for the years 1995 through 1997, but also 1998, and early activity on claims incurred in the years 1999 through 2001 indicated an increase in severity for those years.  Those developments led us to a much different view of loss development in this segment, which in turn caused us to record provisions for prior-year losses totaling $735 million in this segment in 2001.  At the end of the year, we announced our intention to withdraw fully from the medical liability insurance market.

A reduction in prior-year losses was recorded in 2000.  In 2000, the favorable prior-year loss development was widespread across our business segments, with the exception of the Health Care segment.

The following table summarizes the composition of our gross and net loss and loss adjustment expense reserves by segment as of December 31, 2002.

	December 31, 2002
(In millions)	Gross	Net

Specialty Commercial	$3,694	$2,065
Commercial Lines	5,870	4,062
Surety & Construction	2,055	1,386
International & Lloyd’s	2,152	1,080
Subtotal – ongoing segments	13,771	8,593

Health Care	2,521	1,981
Reinsurance	4,337	3,019
Other	1,997	1,256
Subtotal – runoff segments	8,855	6,256

Total	$22,626	$14,849

PROPERTY-LIABILITY UNDERWRITING

ENVIRONMENTAL AND ASBESTOS CLAIMS

We continue to receive claims, including through lawsuits, alleging injury or damage from environmental pollution or seeking payment for the cost to clean up polluted sites.  We also receive asbestos injury claims, including through lawsuits, arising out of coverages under general liability policies.  Most of these claims arise from policies written many years ago.  Significant legal issues, primarily pertaining to the scope of coverage, complicate the determination of our alleged liability for both environmental and asbestos claims.  In our opinion, court decisions in certain jurisdictions have tended to broaden insurance coverage for both environmental and asbestos matters beyond the intent of the original insurance policies.

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

Estimating our ultimate liability for asbestos claims is also very difficult. The primary factors influencing our estimate of the total cost of these claims are case law and a history of prior claim development, both of which continue to evolve and are complicated by aggressive litigation against insurers, including us.  Estimating ultimate liability is also complicated by the difficulty of assessing what rights, if any, we may have to seek contribution from other insurers of any policyholder.

Late in 2001, we hired a new Executive Vice President of Claims, with extensive experience with environmental and asbestos claims handling and environmental and asbestos reserves, who conducted a summary level review of our environmental and asbestos reserves.  As a result of observations made in this review, we undertook more detailed actuarial and claims analyses of environmental reserves.  No adjustment to reserves was made in the fourth quarter of 2001, since management did not have a sufficient basis for making an adjustment until such supplemental analyses were completed, and we believed our environmental and asbestos reserves were adequate as of December 31, 2001.

Our historical methodology (through the first quarter of 2002) for reviewing the adequacy of environmental and asbestos reserves utilized a survival ratio method, which considers ending reserves in relation to calendar year paid losses.  When the environmental reserve analyses were completed in the second quarter of 2002, we supplemented our survival ratio analysis with the detailed additional analyses referred to above, and concluded that our environmental reserves were redundant by approximately $150 million.  Based on our additional analyses, we released approximately $150 million of environmental reserves in the second quarter of 2002.  Had we continued to rely solely on our survival ratio analysis, we would have recorded no adjustment to our environmental reserves through the six months ended June 30, 2002.

In the second quarter of 2002, we also supplemented our survival ratio analysis of asbestos reserves with a detailed claims analysis.  We determined that, excluding the impact of the Western MacArthur settlement, our asbestos reserves were adequate; however, including that impact, we determined that our asbestos reserves were inadequate.

As a result of developments in the asbestos litigation environment generally, we determined in the first quarter of 2002 that it would be desirable to seek earlier and ultimately less costly resolutions of certain pending asbestos-related litigations.  As a result, we have decided where possible to seek to resolve these matters while continuing to vigorously assert defenses in pending litigations.  We are taking a similar approach to environmental litigations.  As discussed in more detail on pages 13 through 16 of this discussion, in the second quarter of 2002 we entered into a definitive agreement to settle asbestos claims for a total gross cost of $995 million arising from any insuring relationship we and certain of our subsidiaries may have had with MacArthur Company, Western MacArthur Company or Western Asbestos Company.

The table below represents a reconciliation of total gross and net environmental reserve development for the years ended December 31, 2002, 2001 and 2000.  Amounts in the “net” column are reduced by reinsurance recoverables.  The disclosure of environmental reserve development includes all claims related to environmental exposures.  Additional disclosure has been provided to separately identify loss payments and reserve amounts related to policies that were specifically underwritten to cover environmental exposures, referred to as “Underwritten,” as well as amounts related to environmental exposures that were not specifically underwritten, referred to as “Not Underwritten.”  In 1988, we completed our implementation of a pollution exclusion in our commercial general liability policies; therefore, activity related to accident years after 1988 generally relates to policies underwritten to include environmental exposures.

The amounts presented for paid losses in the following table as “Underwritten” include primarily exposures related to accident years after 1988 for policies which the underwriter contemplated providing environmental coverage.  In addition, certain pre-1988 exposures, primarily first party losses, are included since, they too, were contemplated by the underwriter to include environmental coverage.  “Not Underwritten” primarily represents exposures related to accident years 1988 and prior for policies which were not contemplated by the underwriter to include environmental coverage.

	2002		2001		2000
(In millions)	Gross	Net	Gross	Net	Gross	Net
Environmental
Beginning reserves	$604	$519	$684	$573	$698	$599
Reserves acquired	—	—	—	—	27	10
Incurred losses	(2)	(3)	6	21	21	16
Reserve reduction	(150)	(150)	—	—	—	—
Paid losses:
Not underwritten	(70)	(56)	(74)	(63)	(48)	(39)
Underwritten	(12)	(12)	(12)	(12)	(14)	(13)
Ending reserves	$370	$298	$604	$519	$684	$573

The $150 million reduction of environmental reserves discussed previously was included in the gross and net incurred losses for 2002.

For the year 2000, the gross and net environmental “underwritten” reserves at the beginning of the year totaled $27 million and $26 million, respectively, and at the end of the year totaled $27 million and $26 million, respectively.  For 2001, the year-end gross and net environmental “underwritten” reserves were both $28 million, and at December 31, 2002 the gross and net reserves were both $36 million.  These reserves relate to policies, which were specifically underwritten to include environmental exposures.  These “underwritten” reserve amounts are included in the total reserve amounts in the preceding table.

The following table represents a reconciliation of total gross and net reserve development for asbestos claims for each of the years in the three-year period ended December 31, 2002.  No policies have been underwritten to specifically include asbestos exposure.

	2002		2001		2000
(In millions)	Gross	Net	Gross	Net	Gross	Net
Asbestos
Beginning reserves	$577	$387	$471	$315	$398	$298
Reserves acquired	—	—	—	—	52	11
Incurred losses	846	482	167	116	72	40
Reserve increase	150	150	—	—	—	—
Paid losses	(328)	(241)	(61)	(44)	(51)	(34)
Ending reserves	$1,245	$778	$577	$387	$471	$315

Included in gross incurred losses in 2002 (including the $150 million reserve increase) were $995 million of losses related to the Western MacArthur litigation settlement.  Also included in the gross and net incurred losses for the year ended December 31, 2002, but reported separately in the above table, was a $150 million increase in asbestos reserves.  Gross paid losses include the $248 million Western MacArthur payment made in June 2002.

Our reserves for environmental and asbestos losses at December 31, 2002 represent our best estimate of our ultimate liability for such losses, based on all information currently available.  Because of the inherent difficulty in estimating such losses, however, we cannot give assurances that our ultimate liability for environmental and asbestos losses will, in fact, match current reserves.  We continue to evaluate new information and developing loss patterns, as well as the potential impact of our determination to seek earlier and ultimately less costly resolutions of certain pending asbestos and environmental related litigations.  Future changes in our estimates of our ultimate liability for environmental and asbestos claims may be material to our results of operations, but we do not believe they will materially impact our liquidity or overall financial position.

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

Total gross environmental and asbestos reserves at December 31, 2002, of $1.6 billion represented approximately 7% of gross consolidated reserves of $22.6 billion.

ASSET MANAGEMENT

Nuveen Investments, Inc.

We hold a 79% interest in Nuveen Investments, Inc. (“Nuveen Investments,” formerly The John Nuveen Company), which constitutes our asset management segment.  Nuveen Investments’ core businesses are asset management and related research, as well as the development, marketing and distribution of investment products and services for the affluent, high-net-worth and institutional market segments.  Nuveen Investments distributes its investment products and services, including individually managed accounts, closed-end exchange-traded funds and mutual funds, to the affluent and high-net-worth market segments through unaffiliated intermediary firms including broker/dealers, commercial banks, affiliates of insurance providers, financial planners, accountants, consultants and investment advisors.  Nuveen Investments also provides managed account services to several institutional market segments and channels.  The company markets its capabilities under four distinct brands: NWQ, a leader in value-style equities; Nuveen Investments, a leader in tax-free investments; Rittenhouse, a leader in growth-style equities; and Symphony, a leading institutional manager of market-neutral alternative investment portfolios.  Nuveen Investments is listed on the New York Stock Exchange, trading under the symbol “JNC.”

The following table summarizes Nuveen Investments’ key financial data for the last three years.

	Years ended December 31
(In millions)	2002	2001	2000

Revenues	$397	$378	$376
Expenses	190	190	201

Pretax income

207

188

175

Minority interest	(45)	(46)	(40)
The St. Paul’s share of pretax income	$162	$142	$135
Assets under management	$79,719	$68,485	$62,011

Nuveen Investments’ primary business activities generate three principal sources of revenue: (1) advisory fees earned on assets under management, including separately managed accounts, exchange-traded funds and mutual funds; (2) underwriting and distribution revenues earned upon the sale of certain investment products and (3) performance fees earned on certain institutional accounts based on the performance of such accounts.  Advisory fees accounted for 90% of Nuveen Investments’ total revenues in 2002.

ACQUISITIONS – In August 2002, Nuveen Investments acquired NWQ Investment Management Company, Inc. (“NWQ”), an asset management firm based in Los Angeles with approximately $6.9 billion of assets under management in both retail and institutional managed accounts.  NWQ specializes in value-oriented equity investments and has significant relationships among institutions and financial advisors.  The NWQ purchase price includes up to an additional $20 million payable to the seller over a five-year period under terms of a strategic alliance agreement.  The purchase price was funded through a combination of available cash and borrowings under an intercompany credit facility between The St. Paul and Nuveen Investments.

In July 2001, Nuveen Investments acquired Symphony Asset Management LLC (“Symphony”), an institutional investment manager based in San Francisco with approximately $4 billion in assets under management.  The acquisition of Symphony expanded Nuveen Investment’s product offerings to include managed accounts and funds designed to reduce risk through market-neutral and other strategies for institutional investors.

2002 VS. 2001 – Gross sales of investment products totaled $15.6 billion in 2002, a 10% increase over sales of $14.2 billion in 2001.  The growth over 2001 was driven by an increase in exchange-traded fund sales.  Municipal mutual fund sales and institutional managed account sales also increased over 2001.  Sales of retail managed accounts declined, as the addition of NWQ value accounts was more than offset by a reduction in equity growth account sales.  Defined portfolio sales also declined in 2002, due to Nuveen Investments’ decision to exit this product line in 2002.  Net flows (equal to the sum of sales, reinvestments and exchanges, less redemptions) totaled $7.3 billion in 2002, down 5% from comparable 2001 net flows of $7.7 billion.  Net flows were positive across all product categories in 2002 – managed accounts, exchange-traded funds and mutual funds.  Nuveen Investments introduced 18 municipal closed-end exchange-traded funds in 2002, which, combined with municipal mutual funds and managed accounts, raised $4.8 billion in net new assets for the year.  In addition, Nuveen Investments launched the first Preferred Stock closed-end exchange-traded fund in the industry, generating approximately $4 billion in sales.

Assets under management at the end of 2002 totaled $79.7 billion, up 16% over the year-end 2001 total of $68.5 billion.  The NWQ acquisition accounted for approximately $7 billion of the increase, with the remainder due to strong net flows that more than offset equity market declines.  Managed assets at the end of the year were comprised of $39.9 billion of exchange-traded funds, $19.4 billion of retail managed accounts, $8.5 billion of institutional managed accounts, and $11.9 billion of mutual funds.

Investment advisory fees of $356 million in 2002 grew 8% over 2001 fees of $331 million.  The addition of Symphony and NWQ accounted for approximately 6% of the increase, while exchange-traded funds and other fixed-income products drove the remainder.  Fees on exchange-traded funds grew 10% due to an increase in average assets under management as a result of both positive net flows and market appreciation.  This increase was partially offset by a decline in advisory fees related to equity growth accounts, where assets under management declined due to market depreciation and withdrawals.

Expenses of $190 million in 2002 were level with 2001.   Excluding the impact of the NWQ and Symphony acquisitions, operating expenses were down 9% in 2002.  The decline was driven by reductions in compensation and benefits, advertising and promotional spending, and a decline in goodwill amortization expense due to the implementation of new accounting rules in 2002.

In July 2002, Nuveen Investments entered into, and borrowed the total amount available under, a $250 million revolving loan agreement with The St. Paul, its majority shareholder.  The loan facility expires on July 15, 2003 and carries a floating interest rate of LIBOR plus a margin of up to 0.25%.  A portion of the proceeds from the $250 million loan was used to repay borrowings under bank facilities, while the remainder was used to fund the NWQ acquisition.

2001 VS. 2000 - In 2001, gross sales of investment products increased 32% to $14.2 billion, driven by continuing success with exchange-traded funds.  Nuveen Investments launched 20 new municipal funds, as well as a REIT-based fund, issuing approximately $2.8 billion of new municipal exchange-traded fund common shares and $1.2 billion in Muni/Fund Preferred™ shares.  Managed account sales grew 39% compared with 2000, and mutual fund sales were 22% higher than 2000, primarily due to an increase in municipal fund sales.  Strong sales in exchange-traded funds, managed accounts and mutual funds were partially offset by lower equity defined portfolio sales as a result of equity market volatility, particularly in the technology sector.  Net flows totaled $7.7 billion in 2001, a 64% increase over net flows of $4.7 billion in 2000.

Total assets under management grew to $68.5 billion at the end of 2001, compared with $62.0 billion a year earlier.  The increase was due to the addition of Symphony and Nuveen Investments’ strong net flows for the year.  At the end of 2001, managed assets consisted of $32.0 billion of exchange-traded funds, $24.7 billion of managed accounts, and $11.8 billion of mutual funds.

Revenue of $378 million in 2001 were slightly higher than in 2000.  Growth in advisory fees of 6%, which occurred as a result of an increase in average assets under management, was offset by a decline in distribution revenue related to lower defined portfolio sales.

Expenses for the year declined 5%.  Excluding the impact of the Symphony acquisition, operating expenses declined 9%.  The decline from 2000 was largely due to a reduction in advertising and promotional spending, which had been higher in 2000 due to Nuveen Investments’ brand awareness campaign.

During 2001, Nuveen Investments utilized a portion of its $250 million bank revolving line of credit for general corporate purposes, including day-to-day cash requirements, share repurchases and funding a portion of the $208 million acquisition of Symphony.  At the end of 2001, $183 million was outstanding under the line of credit.

SHARE REPURCHASES – Nuveen Investments repurchased common shares from minority shareholders in 2002, 2001 and 2000 for total costs of $151 million, $172 million and $51 million, respectively.  No shares were repurchased from The St. Paul in those years.  Our percentage ownership in Nuveen Investments grew from 78% in 2000 to 79% at the end of 2002, as the share repurchases were substantially offset by Nuveen Investments’ issuance of additional shares under various stock option and incentive plans and the issuance of common shares upon the conversion of a portion of its preferred stock.  As part of a new share repurchase program approved in August 2002, Nuveen Investments had authority from its board of directors to purchase up to 7.0 million shares of its common stock.  At December 31, 2002, there were 5.9 million shares remaining under the new share repurchase program.

THE ST. PAUL COMPANIES

Capital Resources

Capital resources consist of funds deployed or available to be deployed to support our business operations.  The following table summarizes the components of our capital resources at the end of each of the last three years.

	December 31
(In millions)	2002	2001	2000
Shareholders’ Equity:
Common shareholders’ equity:
Common stock and retained earnings	$5,079	$4,692	$6,481
Unrealized appreciation of investments and other	602	364	697
Total common shareholders’ equity	5,681	5,056	7,178

Preferred shareholders’ equity

65

58

49

Total shareholders’ equity

5,746

5,114

7,227

Debt:
Parent company	2,658	1,947	1,647
Nuveen Investments, Inc.	55	183	—

Total debt

2,713

2,130

1,647

Company-obligated mandatorily redeemable preferred securities of subsidiaries or trusts holding solely subordinated debentures of the company	889	893	337
Total capitalization	$9,348	$8,137	$9,211
Ratio of total debt obligations to total capitalization*	29%	26%	18%

* Debt obligations and total capitalization exclude the $65 million and $23 million fair value of interest rate swap agreements in 2002 and 2001, respectively.

COMMON EQUITY – In 2002, our issuance of new common shares through a public offering and our net income of $218 million were the primary factors contributing to the 12% increase in common equity over year-end 2001.  Our net loss of $1.09 billion in 2001 accounted for the majority of the 30% decline in common shareholders’ equity compared with year-end 2000.  The following summarizes the major factors impacting our common shareholders’ equity in each of the last three years.

•      Common share issuance.  In July 2002, we issued 17.8 million common shares at $24.20 per share in a public offering that generated net proceeds of $413 million.  The majority of proceeds were contributed as capital to our insurance underwriting subsidiaries.

•      Common share repurchases.  In 2002, we made no significant repurchases of our common shares.  In 2001, we repurchased and retired 13.0 million of our common shares for a total cost of $589 million, or approximately $45 per share.  The share repurchases in 2001 occurred prior to September 11 and represented 6% of our total shares outstanding at the beginning of the year.  In 2000, we repurchased and retired 17.9 million of our common shares for a total cost of $536 million (approximately $30 per share).  The share repurchases in 2001 and 2000 were financed through a combination of internally generated funds and new debt issuances.

•      Common dividends.  We declared common dividends totaling $252 million in 2002, $235 million in 2001, and $232 million in 2000.  In February 2003, The St. Paul’s board of directors declared a quarterly dividend of $0.29 per share, level with the 2002 quarterly rate.

•      Unrealized appreciation of investments.  The net after-tax appreciation on our fixed-maturity investment portfolio grew by $300 million over year-end 2001, reflecting the significant increase in the market value of that portfolio amid the substantial decline in interest rates in 2002.

•      Conversion of preferred securities.  In 2000, our wholly-owned subsidiary, St. Paul Capital LLC, exercised its right to cause the conversion rights of the owners of its $207 million, 6% Convertible Monthly Income Preferred Securities (“MIPS”) to expire.  Each of the 4,140,000 MIPS outstanding was convertible into 1.695 shares of our common stock.  The MIPS were classified on our balance sheet as “Company-obligated mandatorily redeemable preferred securities of subsidiaries or trusts holding solely subordinated debentures of the Company.”  Prior to the expiration date, almost all of the MIPS holders exercised their conversion rights, resulting in the issuance of 7.0 million of our common shares, and an increase to our common equity of $207 million.  The remaining MIPS were redeemed for cash at $50 per security, plus accumulated dividends.

PREFERRED EQUITY - Preferred shareholders’ equity consisted of the par value of the Series B preferred shares we issued to our Stock Ownership Plan (SOP) Trust, less the remaining principal balance of the SOP Trust debt.  During 2002 and 2001, we made principal payments of $13 million and $14 million, respectively, on the Trust debt.

DEBT – Consolidated debt outstanding at the end of the last three years consisted of the following components.

	December 31
(In millions)	2002	2001	2000

Medium-term notes	$523	$571	$617
5.75% senior notes	499	—	—
5.25% senior notes	443	—	—
Commercial paper*	379	606	138
7.875% senior notes	249	249	249
8.125% senior notes	249	249	249
Zero coupon convertible notes	107	103	98
7.125% senior notes	80	80	80
Variable rate borrowings	64	64	64
Nuveen Investments’ third-party debt	55	183	—
Real estate mortgages	—	2	2
8.375% senior notes	—	—	150
Total debt obligations	2,648	2,107	1,647
Fair value of interest rate swap agreements	65	23	—
Total reported debt	$2,713	$2,130	$1,647

* At December 31, 2002, commercial paper outstanding included $250 million of borrowings that were subsequently lent to our asset management subsidiary, Nuveen Investments, Inc., by way of an intercompany line of credit.

2002 vs. 2001 - The $541 million net increase in parent company debt obligations in 2002 primarily was used to fund capital contributions and loans to our operating subsidiaries.  In March 2002, we issued $500 million of 5.75% senior notes that mature in 2007, the proceeds of which were primarily used to repay a like amount of our commercial paper outstanding at the time.  In July 2002, as a component of our equity unit offering described in more detail on pages 16 and 17 of this discussion, we issued $443 million of 5.25% senior notes that mature in 2007.  The majority of the proceeds were contributed to the capital of our primary domestic insurance underwriting subsidiary.  Throughout 2002, medium-term notes totaling $49 million matured, and their repayment was funded through internally generated funds.  In July 2002, Nuveen Investments entered into and fully drew down a $250 million revolving line of credit with The St. Paul.  Nuveen Investments used a portion of the proceeds to reduce the amount of debt outstanding on its revolving bank line of credit from $183 million at the end of June 2002 to $55 million at December 31, 2002.

Net interest expense on debt totaled $112 million in 2002, compared with $110 million in 2001.  The increase in expense in 2002 was not commensurate with the increase in debt outstanding, primarily due to a decline in interest rates in 2002 that reduced interest expense related to our floating rate debt.  At the end of 2002 and 2001, we were party to a number of interest rate swap agreements related to several of our debt securities outstanding.  The notional amount of these swaps totaled $730 million and $230 million, respectively, and their aggregate fair value was $65 million and $23 million at year-end 2002 and 2001, respectively.  Upon our adoption of SFAS No. 133, as amended, on January 1, 2001, we began recording the fair value of the swap agreements as an asset, with a corresponding increase to reported debt.

2001 VS. 2000 - Proceeds from the net issuance of $468 million of additional commercial paper in 2001 were used to fund common stock repurchases and debt maturing during the year, including our $150 million, 8.375% senior notes that matured in June and $46 million of medium-term notes that matured throughout the year.  During 2001, Nuveen Investments utilized a portion of its $250 million revolving line of credit for general corporate purposes, including funding a portion of its acquisition of Symphony Asset Management LLC, and the reacquisition of its common shares.  At year-end 2001, $183 million, bearing a weighted average interest rate of approximately 3.1%, was outstanding under Nuveen Investments’ line of credit agreement.

COMPANY-OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES - These securities were issued by five business trusts wholly-owned and fully consolidated by The St. Paul.  Each trust was formed for the sole purpose of issuing the preferred securities.  St. Paul Capital Trust I was established in November 2001 and issued $575 million of preferred securities that make preferred distributions at a rate of 7.6%.  These securities have a mandatory redemption date of October 15, 2050, but we can redeem them on or after November 13, 2006.   The proceeds received from the sale of these securities were used by the issuer to purchase our subordinated debentures, and $500 million of the net proceeds were ultimately contributed to the capital of one of our insurance subsidiaries.

MMI Capital Trust I was acquired in our purchase of MMI in 2000.  In 1997, the trust issued $125 million of 30-year redeemable preferred securities.  The securities make preferred distributions at a rate of 7.625% and have a mandatory redemption date of December 15, 2027.  In 2002, we repurchased and retired $4 million of securities of this trust.

The remaining three trusts, acquired in the USF&G merger, each issued $100 million of preferred securities making preferred distributions at rates of 8.5%, 8.47% and 8.312%, respectively.  In 2001, we repurchased and retired $20 million of securities of the 8.5% trust.

Our total distribution expense related to the preferred securities was $70 million in 2002, $33 million in 2001, and $31 million in 2000.  The increase in 2002 was due to the $575 million, 7.6% securities issued by St. Paul Capital Trust I in November 2001.

MAJOR ACQUISITIONS AND DIVESTITURES – In March 2002, we completed our acquisition of London Guarantee (now St. Paul Guarantee) for a total cost of approximately $80 million, financed with internally generated funds.

In September 2001, we sold our life insurance subsidiary, F&G Life, to Old Mutual plc, for $335 million in cash and 190.4 million Old Mutual ordinary shares (valued at $300 million at closing).  The cash proceeds received were used for general corporate purposes.  In June 2002, we sold all of the Old Mutual shares we were holding for total net proceeds of $287 million, which were also used for general corporate purposes.

We purchased MMI in April 2000 for approximately $206 million in cash, and the assumption of $165 million of short-term debt and preferred securities.  The short-term debt of $45 million was retired subsequent to the acquisition.  The cash portion of this transaction and the repayment of debt were financed with internally generated funds.  In addition, our purchase of Pacific Select in February 2000 for approximately $37 million in cash was financed with internally generated funds.

In May 2000, we completed the sale of our nonstandard auto operations for a total cash consideration of approximately $175 million (net of a $25 million dividend paid by these operations to our property-liability operations prior to closing).

CAPITAL COMMITMENTS – We made no major capital improvements during any of the last three years, and none are anticipated in 2003.

THE ST. PAUL COMPANIES

Liquidity

Liquidity is a measure of our ability to generate sufficient cash flows to meet the short- and long-term cash requirements of our business operations.  Our underwriting operations’ short-term cash needs primarily consist of paying insurance loss and loss adjustment expenses and day-to-day operating expenses. Those needs are met through cash receipts from operations, which consist primarily of insurance premiums collected and investment income. Our investment portfolio is also a source of additional liquidity, through the sale of readily marketable fixed maturities, equity securities and short-term investments, as well as longer-term investments such as real estate and venture capital holdings.  After satisfying our cash requirements, excess cash flows from these underwriting and investment activities are used to build the investment portfolio and thereby increase future investment income.

Net cash flows provided by continuing operations totaled $129 million in 2002, compared with cash provided by continuing operations of $884 million in 2001 and cash used by continuing operations of $588 million in 2000. Our operational cash flows in 2002 were negatively impacted by the $248 million payment made in June related to the Western MacArthur asbestos litigation settlement, net payments of $289 million associated with our transfer of unearned premium balances and other reinsurance-related balances to Platinum Underwriters Holdings, Ltd. in November, loss payments totaling $242 million related to the September 11, 2001 terrorist attack and contributions to our pension plans totaling $158 million in December.  Loss and loss adjustment expense payments from our other business segments in runoff, where our written premium volume was significantly less than in 2001, also negatively impacted our consolidated operating cash flows.

We expect operational cash flows during 2003 to continue to be negatively impacted by insurance losses and loss adjustment expenses payable related to the September 11, 2001 terrorist attack, as well as losses payable related to our operations in runoff and the first quarter 2003 payment of $740 million related to the Western MacArthur asbestos litigation settlement.  However, we also expect continued improvement in operational cash flows from ongoing operations in 2003 as a result of price increases and expense reductions throughout our operations.

In the second quarter of 2002, A.M. Best Co. lowered certain of our financial ratings and those of our insurance subsidiaries and established a stable outlook on the ratings going forward.  In the third quarter of 2002, Standard & Poor’s Ratings Group lowered certain of our financial ratings and those of our insurance underwriting subsidiaries, and removed them from CreditWatch, while retaining a negative outlook.  In February 2003, Moody’s Investors Services, Inc. placed certain of our financial ratings and those of our insurance underwriting subsidiaries under review for possible downgrade.  We believe our financial strength continues to provide us with the flexibility and capacity to obtain funds externally through debt or equity financings on both a short-term and long-term basis.  We continue to maintain an $800 million commercial paper program with $600 million of back-up liquidity, consisting of bank credit agreements totaling $540 million and $60 million of highly liquid, high-quality fixed income securities.  In January 2003, we established a program providing for the offering of up to $500 million of medium-term notes.  As of February 28, 2003, we had not issued any notes under this program.

We primarily depend on dividends from our subsidiaries to pay dividends to our shareholders, service our debt, and pay expenses.  St. Paul Fire and Marine Insurance Company (“Fire and Marine”) is our lead U.S. property-liability underwriting subsidiary and its dividend paying capacity is limited by the laws of Minnesota, its state of domicile. Business and regulatory considerations may impact the amount of dividends actually paid.  Approximately $505 million will be available to us from payment of ordinary dividends by Fire and Marine in 2003. Any dividend payments beyond the $505 million limitation would require prior approval of the Minnesota Commissioner of Commerce.  Fire and Marine’s ability to receive dividends from its direct and indirect underwriting subsidiaries is subject to restrictions of their respective states or other jurisdictions of domicile.  We received no cash dividends from our U.S. property-liability underwriting subsidiaries in 2002.  During 2001, we received dividends in the form of cash and securities of $827 million from our U.S. underwriting subsidiaries.

We are not aware of any current recommendations by regulatory authorities that, if implemented, might have a material impact on our liquidity, capital resources or operations.

THE ST. PAUL COMPANIES

PENSION PLANS

Due to the long-term nature of obligations under our pension plans, the accounting for such plans is complex and reflects various actuarial assumptions.  Management’s selection of plan assumptions, primarily the discount rate used to calculate the projected benefit obligation and the expected long-term rate of return on plan assets (“LTROR”), can have a significant impact on our resulting estimated projected benefit obligation and pension cost, and thus on our consolidated results of operations.  Such plan assumptions are determined annually, subject to revision if significant events occur during the year, such as plan mergers and significant plan amendments.

Our pension plan measurement date for purposes of our consolidated financial statements is December 31.  The market-related value of plan assets is determined based on their fair value at the measurement date.  The projected benefit obligation is determined based on the present value of projected benefit distributions at an assumed discount rate.  The discount rate used reflects the rate at which we believe the pension plan obligations could be effectively settled at the measurement date, as though the pension benefits of all plan participants were determined as of that date.  At December 31, 2002 and 2001, the discount rates used to calculate our projected benefit obligation were 6.50% and 7.00%, respectively, for our consolidated pension plans (encompassing our U.S. plan, our Canada plan, our U.K. plans and Nuveen Investments’ plan).  For our U.S. plan, which constitutes 93% of our consolidated pension plan assets, such rates were determined based on the Moody’s Investor Services AA Long-Term Industrial December Average Bond yield with a duration of approximately 11 to 13 years (which correlates to the expected duration of our pension obligations), rounded up to the nearest quarter percent.

Total pension cost encompasses the cost of service, interest costs based on an assumed discount rate, an expected long-term rate of return on plan assets and amortization of actuarial gains and losses, adjusted for curtailment gains or losses, if any.  Actuarial gains and losses include the impact of unrecognized gains and losses that are deferred and amortized over the expected future service period of active employees.  Any unrecognized gains or losses related to changes in the amount of the projected benefit obligation or plan assets resulting from experience that differs from the expected returns and from changes in assumptions are deferred.  To the extent an unrecognized gain or loss exceeds 10 percent of the greater of the projected benefit obligation or the fair value of plan assets (“10 percent corridor”), the excess is recognized over the expected future service periods of active employees.  At December 31, 2002, the accumulated unrecognized loss for our consolidated pension plans subject to minimum amortization approximated $364 million, which exceeded the 10 percent corridor, and will be amortized over 11 years.  As a result, pension cost in 2003 is expected to include approximately $33 million of amortization.  The amount of the unrecognized gain or loss that is less than the 10% corridor, and is therefore not subject to minimum amortization in 2003, was approximately $104 million at December 31, 2002.

The expected long-term rate of return on plan assets is estimated based on the plan’s actual historical return results, the expected allocation of plan assets by investment class, market conditions and other relevant factors.  We evaluate only whether the actual allocation has fallen within an expected range, and we then evaluate actual asset returns in total, rather than by asset class, giving consideration to the fact that our equity investments have a higher volatility than our other investment classes, which is consistent with the market in general. The following table presents the actual allocation of plan assets, in comparison with the expected allocation range, both expressed as a percentage of total plan assets, as of December 31 for our U.S. plan only, which comprised 93% of our consolidated pension plan assets.

	December 31
	2002		2001
Asset Class	Actual	Expected	Actual	Expected

Cash*	22%	0 – 10%	3%	0 – 10%
Fixed maturities	31%	30 – 70%	34%	20 – 60%
Equities	45%	30 – 70%	61%	40 – 80%
Other	2%	0 – 10%	2%	0 – 10%
Total	100%		100%

* The high level of cash at year-end 2002 resulted from a significant contribution we made to the plan in December.

The following table presents our consolidated pension plan assumptions.

	December 31
	2002	2001	2000
Discount rate	6.50%	7.00%	6.75%
Expected long-term rate of return	8.50%	10.00%	10.00%
Expected rate of compensation increase	4.00%	4.00%	4.00%

At December 31, 2000, our discount rate assumption was determined based on a weighted average of the rates expected to be used to settle our obligations, considering the portion of our obligation expected to be settled by annuity payments and the portion expected to be settled by lump sum payments.  At December 31, 2001, considering the impact of the plan design change to add a cash balance formula, we determined that the vast majority of the participants electing to remain under the traditional pension formula would select the annuity payment option.  As such, we determined our projected benefit obligation was more appropriately calculated using strictly the rate at which we believed we could settle the annuity obligations.  Based on our assumption that the vast majority of the participants electing to remain under the traditional pension formula would select the annuity payment option, we eliminated from our discount rate determination the lower rate that we assume would otherwise be used to settle lump sum payments, and thereby increased our discount rate as of December 31, 2001.  In 2002, the declining interest rate environment caused us to reduce our discount rate and LTROR as of December 31, 2002.

As discussed above, investment and funding decisions and pension plan assumptions can materially impact our consolidated financial results of operations.  Consequently, our Investment Benefit Committee regularly evaluates investment returns, asset allocation strategies, possible plan contributions, and plan assumptions.  Regardless of the extent of our analysis of such factors, plan assumptions reflect judgments and are subject to changes in economic factors.  There can be no assurance that our assumptions will prove to be correct or that they will not be subject to significant adjustments over time.  For purposes of comparison, for the six-year period and 20-year period ended December 31, 2002 and 2001, our arithmetic average actual returns on our U.S. plan assets were 7.71% and 12.48%, respectively, for 2002 and 10.89% and 14.55%, respectively, for 2001.  Funding decisions are made based on a number of factors, including the minimum regulatory funding requirements, the maximum tax-deductible contributions, the estimated market value of plan assets in relation to our accumulated benefit obligation, current market conditions and other business factors.  During 2002, we made contributions to the U.S. plan and the United Kingdom plans of approximately $149 million and $9 million, respectively, that were primarily necessitated by the significant decline in market value of equity investments held by the plans, which was consistent with general market trends during 2002.

The following table presents the impact of consolidated net pension cost (income) on our results of operations (before and after the impact of a curtailment loss resulting from plan design changes in 2001) for the years 2002, 2001, and 2000, respectively.

(in millions)	2002	2001	2000
Net periodic pension cost (income)	$17	$(20)	$(41)
Curtailment loss	9	17	—
Net impact after curtailment loss	$26	$(3)	$(41)

Because of the subjective nature of certain plan assumptions, the following table presents, for the U.S. plan only, a sensitivity analysis to hypothetical changes in the LTROR (in 50 basis point increments) and the discount rate (in 25 basis point increments) on net income for the year ended December 31, 2002.  The results presented in the tables assume that only the LTROR or discount rate assumption, as applicable for each table, is changed and that all other assumptions remain constant.

($ in millions)	Base
LTROR	8.00%	8.50%	9.00%	9.50%	10.00%	10.50%
Incremental benefit (cost)	$(20)	$(15)	$(10)	$(5)	$—	$5
Percent of 2002 net income	9%	7%	5%	2%	—%	2%

($ in millions)	Base
Discount Rate	6.50%	6.75%	7.00%	7.25%	7.50%
Incremental benefit (cost)	$(7)	$(3)	$—	$3	$6
Percent of 2002 net income	3%	1%	—%	1%	3%

It is estimated that the December 31, 2002 assumptions will result in a 2003 pension cost of approximately $29 million for the U.S. plan only.  The impact of the changes in assumptions from December 31, 2001 will be somewhat offset by changes to the plan design effective December 31, 2002.

Postretirement Benefits Plan Assumptions

The following table presents our postretirement benefits plan assumptions as of December 31.

	2002	2001	2000
Discount rate	6.50%	7.00%	7.25%
Expected long-term rate of return	6.00%	7.00%	7.00%
Expected rate of compensation increase	4.00%	4.00%	4.00%

Our expected long-term rate of return for our postretirement benefits plan differs from that used for our pension plan due to differences in the funded assets (fixed maturity investments in our postretirement benefits plan compared with various investment classes in our pension plan) used to fund certain of the related obligations.

The following table presents the impact of postretirement expense (income) on our results of operations (before and after the impact of curtailment gains resulting from plan design changes in 2002 and 2001) for the years 2002, 2001, and 2000, respectively.

	Years Ended December 31
(in millions)	2002	2001	2000
Net periodic benefit cost (income)	$24	$17	$18
Curtailment gain	(9)	(17)	—
Net impact after curtailment	$15	$—	$18

THE ST. PAUL COMPANIES

EXPOSURES TO MARKET RISK

Market risk can be described as the risk of change in fair value of a financial instrument due to changes in interest rates, equity prices, creditworthiness, foreign exchange rates or other factors.  We seek to mitigate that risk by a number of actions, as described below.  Our policies to address these risks were unchanged from the previous year.  The only significant changes to our market risk from 2001 were a reduced allocation of assets to our equity investment portfolio, and a reduction in the estimated duration of our fixed income investment portfolio, which includes our consolidated holdings of fixed income securities, securities on loan and short-term investments.  We reduced our equity holdings from $1.4 billion as of December 31, 2001 to $394 million as of December 31, 2002.

As discussed in more detail in the Critical Accounting Policies section on pages 24 through 27 of this discussion, there are risks and uncertainties related to our assessment of “other than temporary” impairments in our investment portfolio.

INTEREST RATE RISK –Our exposure to market risk for changes in interest rates is concentrated in our investment portfolio, and to a lesser extent, our debt obligations.  However, changes in investment values attributable to interest rate changes are mitigated by corresponding and partially offsetting changes in the economic value of our insurance reserves and debt obligations.  We monitor this exposure through periodic reviews of our asset and liability positions.  Our estimates of cash flows, as well as the impact of interest rate fluctuations relating to our investment portfolio and insurance reserves, are modeled and reviewed quarterly.  At December 31, 2002, the estimated duration of our fixed income investment portfolio (as defined above) was 3.3, compared with 4.0 at December 31, 2001.

The following table provides principal cash flow estimates by year for our December 31, 2002 and 2001 holdings of interest-sensitive investment assets considered to be other than trading.  Those holdings consist of our consolidated fixed income securities, securities on loan, short-term investments, mortgage loans and certain securities issued as part of a series of insurance transactions.  Also provided are the weighted-average interest rates associated with each year’s cash flows.  Principal cash flow projections for collateralized mortgage obligations were prepared using third-party prepayment models and estimates.  Cash flow estimates for mortgage passthroughs were prepared using consensus prepayment forecasts obtainable from a third-party provider.  Principal cash flow estimates for callable bonds are either to maturity or to the next call date depending on whether the call was projected to be “in-the-money” assuming no change in interest rates.  No projection of the impact of reinvesting the estimated cash flows is included in the table, regardless of whether the cash flow source is a short-term or long-term fixed maturity security.  Our fixed income investments are primarily held to pay liabilities inherent in our insurance reserves.  We match these expected liability payments with our fixed income cash flows.

($ in millions)
Interest-sensitive Investment Assets	December 31, 2002		December 31, 2001
Period from balance sheet date:	Principal Cash Flows	Weighted Average Interest Rate	Principal Cash Flows	Weighted Average Interest Rate

One year	$5,988	3.3%	$4,416	4.4%
Two years	2,348	6.7%	2,017	6.6%
Three years	2,070	5.9%	1,616	7.5%
Four years	1,950	6.0%	1,454	6.5%
Five years	1,668	5.1%	1,562	6.4%
Thereafter	6,638	5.8%	7,547	6.2%
Total	$20,662		$18,612

Fair value	$20,614		$18,198

The following table provides principal runoff estimates by year for our December 31, 2002 and 2001 inventories of interest-sensitive debt obligations and related weighted average interest rates by stated maturity dates.

($ in millions)
Medium-term Notes, Zero Coupon Notes and Senior Notes	December 31, 2002		December 31, 2001
Period from balance sheet date:	Principal Cash Flows	Weighted Average Interest Rate	Principal Cash Flows	Weighted Average Interest Rate

One year	$67	6.5%	$49	7.5%
Two years	55	7.1%	67	6.5%
Three years	429	7.5%	54	7.1%
Four years	59	7.0%	429	7.5%
Five years	1,015	5.6%	59	7.0%
Thereafter	562	6.7%	635	6.8%
Total	$2,187		$1,293

Fair value	$2,293		$1,330

To mitigate a portion of the interest rate risk related to $730 million notional amount of certain of our fixed rate medium-term and senior notes, we have entered into a number of pay-floating, receive-fixed interest rate swap agreements.  Of the total notional amount of the swaps, $330 million mature in 2005, $150 million mature in 2008 and $250 million mature in 2010, with a weighted average pay rate of 1.79% and a weighted average receive rate of 7.57%.  These swaps had a fair value of $65 million at December 31, 2002.

We also have liability for payment under “Company-obligated mandatorily redeemable preferred securities of trusts holding solely subordinated debentures of the company” that mature at various times, the earliest of which is 2027.  The principal amounts due under these obligations were $897 million and $901 million at December 31, 2002 and 2001, respectively, with a weighted average preferred distribution rate of 7.8 % as of December 31, 2002 and 2001.  The fair value of these securities was $927 million and $893 million as of December 31, 2002 and 2001, respectively.  Approximately $575 million of the securities are callable at the company’s option after November 13, 2006.  An additional $78 million are callable at the company’s option between 2007 and their maturity in 2027.

CREDIT RISK- Our portfolios of fixed income securities, mortgage loans and to a lesser extent short-term and other investments are subject to credit risk.  This risk is defined as the potential loss in market value resulting from adverse changes in the borrower’s ability to repay the debt.  Our objective is to earn competitive relative returns by investing in a diversified portfolio of securities.  We manage this risk by up-front, stringent underwriting analysis, reviews by a credit committee and regular meetings to review credit developments.  Watchlists are maintained for exposures requiring additional review, and all credit exposures are reviewed at least annually.  At December 31, 2002, approximately 97% of our fixed income portfolio was rated investment grade.

In our Discover Re operation, we underwrite certain business for sophisticated insurance purchasers, and reinsure a substantial portion of that risk with traditional reinsurers or captive insurance entities.  Although these transactions are highly collateralized, there is a degree of credit risk associated with these transactions.  We perform credit reviews of the underlying financial stability of the insured and/or assuming reinsurance entity as part of our program to manage this risk.

We also have other receivable amounts subject to credit risk.  The most significant of these are reinsurance recoverables.  To mitigate the risk of these counterparties’ nonpayment of amounts due, we establish business and financial standards for reinsurer approval, incorporating ratings by major rating agencies and considering current market information.

FOREIGN CURRENCY EXPOSURE – Our exposure to market risk for changes in foreign exchange rates is concentrated in our invested assets, and insurance reserves, denominated in foreign currencies.  Cash flows from our foreign operations are the primary source of funds for our purchase of investments denominated in foreign currencies.  We purchase these investments primarily to hedge insurance reserves and other liabilities denominated in the same currency, effectively reducing our foreign currency exchange rate exposure.  For those foreign insurance operations that were identified at the end of 2001 as businesses to be exited, we intend to continue to closely match the foreign currency-denominated liabilities with assets in the same currency.  At December 31, 2002 and 2001, respectively, approximately 13% and 11% of our invested assets were denominated in foreign currencies.  Invested assets denominated in the British Pound Sterling comprised approximately 6% of our total invested assets at December 31, 2002.  We have determined that a hypothetical 10% reduction in the value of the Pound Sterling would have an approximate $125 million reduction in the value of our assets, although there would be a similar offsetting change in the value of the related insurance reserves.  No other individual foreign currency accounts for more than 3% of our invested assets.

We have also entered into foreign currency forwards with a U.S. dollar equivalent notional amount of $115 million as of December 31, 2002 to hedge our foreign currency exposure on certain contracts.  Of this total, 77% are denominated in British Pound Sterling, 11% are denominated in the Australian dollar, and 12% are denominated in the Canadian dollar.

EQUITY PRICE RISK –Our portfolio of marketable equity securities, which we carry on our balance sheet at market value, has exposure to price risk.  This risk is defined as the potential loss in market value resulting from an adverse change in prices.  Our objective is to earn competitive relative returns by investing in a diverse portfolio of high-quality, liquid securities.  Portfolio characteristics are analyzed regularly and market risk is actively managed through a variety of modeling techniques.  Our holdings are diversified across industries, and concentrations in any one company or industry are limited by parameters established by senior management, as well as by statutory requirements.

Included in our Other investments at December 31, 2002 was our 14% equity ownership in Platinum Underwriters Holdings, Ltd. (“Platinum”), received as partial consideration from the transfer of our ongoing reinsurance business to Platinum.  We are prohibited from selling this investment for 180 days from the October 28, 2002 date of Platinum’s initial public offering prospectus.  We account for our investment in Platinum using the equity method of accounting.  Therefore, changes in Platinum’s stock price do not impact our balance sheet or statement of operations, unless our investment in Platinum was deemed to be impaired.  Also included in our Other investments are stock purchase warrants for Platinum.  The warrants had a value of $61 million as of December 31, 2002.  The warrants are considered derivatives and are marked to market quarterly, with changes in fair value being recognized as realized gains or losses in our statement of operations.  The warrants are valued using the Roll-Geske-Whaley valuation model and as such are impacted by the market price of Platinum stock.

Our portfolio of venture capital investments also has exposure to market risks, primarily relating to the viability of the various entities in which we have invested.  These investments, primarily in early-stage companies, involve more risk than other investments, and we actively manage our market risk in a variety of ways.  First, we allocate a comparatively small amount of funds to venture capital.  At the end of 2002, the cost of these investments accounted for only 3% of total invested assets.  Second, the investments are diversified to avoid excessive concentration of risk in a particular industry.  Third, we perform extensive research prior to investing in a new venture to gauge prospects for success.  Fourth, we regularly monitor the operational results of the entities in which we have invested.  Finally, we generally sell our holdings in these firms soon after they become publicly traded when we are legally able to do so, thereby reducing exposure to further market risk.

At December 31, 2002, our marketable equity securities were recorded at their fair value of $394 million.  A hypothetical 10% decline in each stock’s price would have resulted in a $40 million impact on fair value.

At December 31, 2002, our venture capital investments were recorded at their fair value of $581 million.  A hypothetical 10% decline in each investment’s fair value would have resulted in a $58 million impact on fair value.

CATASTROPHE RISK - We manage and monitor our aggregate property catastrophe exposure through various methods, including purchasing catastrophe reinsurance, establishing underwriting restrictions and applying a dedicated catastrophe pricing model.  See page 11 of this discussion for further information about our management of catastrophe risk.

THE ST. PAUL COMPANIES

IMPACT OF ACCOUNTING PRONOUNCEMENTS TO BE ADOPTED IN THE FUTURE

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”), which requires consolidation of all variable interest entities (“VIE”) by the primary beneficiary, as these terms are defined in FIN 46, effective immediately for VIEs created after January 31, 2003.  The consolidation requirements apply to VIEs existing on January 31, 2003 for reporting periods beginning after June 15, 2003.  In addition, it requires expanded disclosure for all VIEs.   We do not expect the adoption of FIN 46 to have a material impact on our consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure,” which provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation.  This statement requires additional disclosures in the event of a voluntary change.  It also no longer permits the use of the original prospective method of transition for changes to the fair value based method for fiscal years beginning after December 15, 2003.  We currently account for stock-based compensation under APB Opinion No. 25, “Accounting for Stock Issued to Employees”, using the intrinsic value method, and have not made a determination regarding any change to the fair value method.

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”), which expands the disclosures to be made by a guarantor in their consolidated financial statements and generally requires recognition of a liability for the fair value of a guarantee at its inception.  The disclosure requirements of this interpretation are effective for the company for fiscal periods ending after December 15, 2002, and, accordingly, have been included in Note 17.  The measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002.  This interpretation does not apply to guarantees issued by insurance companies accounted for under insurance-specific accounting literature.  We do not expect the adoption of the measurement provisions of FIN 45 to have a material impact on our consolidated financial statements.

In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than the current practice of recognizing those costs at the date of a commitment to exit or a disposal plan.  The provisions of SFAS No. 146 are to be applied prospectively to exit or disposal activities initiated after December 31, 2002.  The adoption of SFAS No. 146 will result in changes to the timing only of recognition of such costs.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.”  The primary impact of SFAS No. 145 was to rescind the requirement to report the gain or loss from the extinguishment of debt as an extraordinary item on the statement of income.  The provisions of this Statement are generally effective for fiscal years beginning after May 15, 2002.  We do not expect the adoption of SFAS No. 145 to have a material impact on our consolidated financial statements.

SIX-YEAR SUMMARY OF SELECTED FINANCIAL DATA

The St. Paul Companies

(In millions, except ratios and per share data)	2002	2001	2000	1999	1998	1997

Consolidated
Revenues from continuing operations	$8,918	$8,919	$7,946	$7,149	$7,315	$7,904
After-tax income (loss) from continuing operations	243	(1,009)	970	705	187	1,011

Investment Activity
Net investment income	1,169	1,217	1,262	1,259	1,295	1,320
Pretax realized investment gains (losses)	(165)	(94)	632	286	203	409

Other Selected Financial Data (as of December 31)
Totals assets	39,920	38,321	35,502	33,418	33,211	32,735
Debt	2,713	2,130	1,647	1,466	1,260	1,304
Redeemable preferred securities	889	893	337	425	503	503
Common shareholders’ equity	5,681	5,056	7,178	6,448	6,621	6,591
Common shares outstanding	226.8	207.6	218.3	224.8	233.7	233.1

Per Common Share Data
Income (loss) from continuing operations	1.06	(4.84)	4.14	2.89	0.73	4.02
Year-end book value	25.05	24.35	32.88	28.68	28.32	28.27
Year-end market price	34.05	43.97	54.31	33.69	34.81	41.03
Cash dividends declared	1.16	1.12	1.08	1.04	1.00	0.94

Property-Liability Insurance
Written premiums	7,046	7,763	5,884	5,112	5,276	5,682
Pretax income (loss) from continuing operations	243	(1,400)	1,467	971	298	1,488
GAAP underwriting result	(709)	(2,294)	(309)	(425)	(881)	(139)
Statutory combined ratio:
Loss and loss adjustment expense ratio	81.1	102.5	70.0	72.9	82.2	69.8
Underwriting expense ratio	28.8	28.1	34.8	35.0	35.2	33.5
Combined ratio	109.9	130.6	104.8	107.9	117.4	103.3

Management’s Responsibility for Consolidated Financial Statements

Scope of Responsibility – Management prepares the accompanying consolidated financial statements and related information and is responsible for their integrity and objectivity.  The statements were prepared in conformity with United States generally accepted accounting principles.  These consolidated financial statements include amounts that are based on management’s estimates and judgments, particularly our reserves for losses and loss adjustment expenses.  We believe that these statements present fairly the company’s financial position and results of operations and that the other information contained in this annual report is consistent with the consolidated financial statements.

Internal Controls – We maintain and rely on systems of internal accounting controls designed to provide reasonable assurance that assets are safeguarded and transactions are properly authorized and recorded.  We continually monitor these internal accounting controls, modifying and improving them as business conditions and operations change.  Our internal audit department also independently reviews and evaluates these controls.  We recognize the inherent limitations in all internal control systems and believe that our systems provide an appropriate balance between the costs and benefits desired.  We believe our systems of internal accounting controls provide reasonable assurance that errors or irregularities that would be material to the consolidated financial statements are prevented or detected in the normal course of business.

Independent Auditors – Our independent auditors, KPMG LLP, have audited the consolidated financial statements.  Their audit was conducted in accordance with auditing standards generally accepted in the United States of America, which includes the consideration of our internal controls to the extent necessary to form an independent opinion on the consolidated financial statements prepared by management.

Audit Committee – The audit committee of the board of directors, composed solely of outside directors, assists the board of directors in overseeing management’s discharge of its financial reporting responsibilities.  The committee meets with management, our director of internal audit and representatives of KPMG LLP to discuss significant changes to financial reporting principles and policies and internal controls and procedures proposed or contemplated by management, our internal auditors or KPMG LLP.  Additionally, the committee assists the board of directors in the selection, evaluation and, if applicable, replacement of our independent auditors; and in the evaluation of the independence of the independent auditors.  Both internal audit and KPMG LLP have access to the audit committee without management’s presence.

Code of Conduct – We recognize our responsibility for maintaining a strong ethical climate.  This responsibility is addressed in the company’s written code of conduct.

Jay S. Fishman	Thomas A. Bradley
Jay S. Fishman	Thomas A. Bradley

CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER

EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

INDEPENDENT AUDITORS’ REPORT

THE BOARD OF DIRECTORS AND SHAREHOLDERS

THE ST. PAUL COMPANIES, INC.:

We have audited the accompanying consolidated balance sheets of The St. Paul Companies, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders’ equity, comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The St. Paul Companies, Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in the notes to the consolidated financial statements, in 2001 the Company adopted the provisions of the Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” and, as also described in the notes to the consolidated financial statements, in 2002 the Company adopted the provisions of the Statement of Financial Accounting Standards No. 141, “Business Combinations” and the Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”

KPMG LLP

KPMG LLP

Minneapolis, Minnesota

January 27, 2003

Consolidated Statements of Operations

The St. Paul Companies

Years ended December 31	2002	2001	2000
(In millions, except per share data)

Revenues
Premiums earned	$7,390	$7,296	$5,592
Net investment income	1,169	1,217	1,262
Asset management	397	374	370
Realized investment gains (losses)	(165)	(94)	632
Other	127	126	90
Total revenues	8,918	8,919	7,946
Expenses
Insurance losses and loss adjustment expenses	5,995	7,479	3,913
Policy acquisition expenses	1,563	1,589	1,396
Operating and administrative expenses	1,184	1,282	1,236
Total expenses	8,742	10,350	6,545
Income (loss) from continuing operations before cumulative effect of accounting change and before income taxes	176	(1,431)	1,401
Income tax expense (benefit)	(73)	(422)	431

Income (loss) from continuing operations before cumulative effect of accounting change	249	(1,009)	970
Cumulative effect of accounting change, net of taxes	(6)	—	—
Income (loss) from continuing operations	243	(1,009)	970
Discontinued operations:
Operating income, net of taxes	—	19	43
Loss on disposal, net of taxes	(25)	(98)	(20)
Gain (loss) from discontinued operations	(25)	(79)	23
Net Income (Loss)	$218	$(1,088)	$993

Basic Earnings (Loss) Per Common Share
Income (loss) from continuing operations before cumulative effect	$1.09	$(4.84)	$4.39
Cumulative effect of accounting change, net of taxes	(0.03)	—	—
Gain (loss) from discontinued operations, net of taxes	(0.12)	(0.38)	0.11
Net Income (Loss)	$0.94	$(5.22)	$4.50

Diluted Earnings (Loss) Per Common Share
Income (loss) from continuing operations before cumulative effect	$1.06	$(4.84)	$4.14
Cumulative effect of accounting change, net of taxes	(0.03)	—	—
Gain (loss) from discontinued operations, net of taxes	(0.11)	(0.38)	0.10
Net Income (Loss)	$0.92	$(5.22)	$4.24

See notes to consolidated financial statements.

Consolidated Balance Sheets

The St. Paul Companies

December 31	2002	2001
(In millions)

Assets
Investments:
Fixed income	$17,188	$15,911
Real estate and mortgage loans	874	972
Venture capital	581	859
Equities	394	1,410
Securities on loan	806	775
Other investments	738	98
Short-term investments	2,152	2,153
Total investments	22,733	22,178
Cash	315	151
Reinsurance recoverables:
Unpaid losses	7,777	6,848
Paid losses	522	351
Ceded unearned premiums	806	667
Receivables:
Underwriting premiums	2,658	3,123
Interest and dividends	247	260
Other	170	247
Deferred policy acquisition costs	554	628
Deferred income taxes	1,267	1,248
Office properties and equipment	459	486
Goodwill and intangible assets	1,013	690
Other assets	1,399	1,444
Total Assets	$39,920	$38,321

Liabilities
Insurance reserves:
Losses and loss adjustment expenses	$22,626	$22,101
Unearned premiums	3,816	3,957
Total insurance reserves	26,442	26,058
Debt	2,713	2,130
Payables:
Reinsurance premiums	957	943
Accrued expenses and other	963	1,036
Securities lending collateral	822	790
Other liabilities	1,388	1,357
Total Liabilities	33,285	32,314
Company-obligated mandatorily redeemable preferred securities of trusts holding solely subordinated debentures of the company	889	893

Shareholders’ Equity
Preferred:
SOP convertible preferred stock	105	111
Guaranteed obligation-SOP	(40)	(53)
Total Preferred Shareholders’ Equity	65	58

Common:
Common stock	2,606	2,192
Retained earnings	2,473	2,500
Accumulated other comprehensive income, net of taxes:
Unrealized appreciation on investments	671	442
Unrealized loss on foreign currency translation	(68)	(76)
Unrealized loss on derivatives	(1)	(2)
Total accumulated other comprehensive income	602	364
Total Common Shareholders’ Equity	5,681	5,056
Total Shareholders’ Equity	5,746	5,114
Total Liabilities, Redeemable Preferred Securities of Trusts and Shareholders’ Equity	$39,920	$38,321

See notes to consolidated financial statements.

Consolidated Statements of Shareholders’ Equity

The St Paul Companies

Years ended December 31	2002	2001	2000
(In millions)

Preferred Shareholders’ Equity
SOP convertible preferred stock:
Beginning of year	$111	$117	$129
Redemptions during the year	(6)	(6)	(12)
End of year	105	111	117
Guaranteed obligation – SOP:
Beginning of year	(53)	(68)	(105)
Principal payments	13	15	37
End of year	(40)	(53)	(68)
Total Preferred Shareholders’ Equity	65	58	49

Common Shareholders’ Equity
Common stock
Beginning of year	2,192	2,238	2,079
Stock issued:
Net proceeds from stock offering	413	—	—
Stock incentive plans	32	67	95
Present value of equity unit forward purchase contracts	(46)	—	—
Preferred shares redeemed	13	13	23
Conversion of company-obligated preferred securities	—	—	207
Reacquired common shares	—	(135)	(170)
Other	2	9	4
End of year	2,606	2,192	2,238
Retained earnings:
Beginning of year	2,500	4,243	3,827
Net income (loss)	218	(1,088)	993
Dividends declared on common stock	(252)	(235)	(232)
Dividends declared on preferred stock, net of taxes	(9)	(9)	(8)
Reacquired common shares	—	(454)	(366)
Deferred compensation – restricted stock	(5)	—	—
Tax benefit on employee stock options, and other changes	28	51	40
Premium on preferred shares redeemed	(7)	(8)	(11)
End of year	2,473	2,500	4,243
Unrealized appreciation on investments, net of taxes:
Beginning of year	442	765	568
Change for the year	229	(323)	197
End of year	671	442	765
Unrealized loss on foreign currency translation, net of taxes:
Beginning of year	(76)	(68)	(26)
Currency translation adjustments	8	(8)	(42)
End of year	(68)	(76)	(68)
Unrealized loss on derivatives, net of taxes:
Beginning of year	(2)	—	—
Change during the period	1	(2)	—
End of year	(1)	(2)	—
Total Common Shareholders’ Equity	5,681	5,056	7,178
Total Shareholders’ Equity	$5,746	$5,114	$7,227

See notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

Years ended December 31	2002	2001	2000
(In millions)

Net income (loss)	$218	$(1,088)	$993
Other comprehensive income (loss), net of taxes:
Change in unrealized appreciation on investments	229	(323)	197
Change in unrealized loss on foreign currency translation	8	(8)	(42)
Change in unrealized loss on derivatives	1	(2)	—
Other comprehensive income (loss)	238	(333)	155
Comprehensive income (loss)	$456	$(1,421)	$1,148

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

The St. Paul Companies

Years ended December 31	2002	2001	2000
(In millions)

Operating Activities
Net income (loss)	$218	$(1,088)	$993
Adjustments:
Loss (income) from discontinued operations	25	79	(23)
Change in property-liability insurance reserves	33	4,399	(34)
Change in reinsurance balances	(970)	(2,109)	(807)
Change in deferred acquisition costs	81	(53)	(45)
Change in insurance premiums receivable	501	(198)	(450)
Change in accounts payable and accrued expenses	(6)	(87)	29
Change in income taxes payable/refundable	183	(212)	(3)
Realized investment losses (gains)	165	94	(632)
Provision for federal deferred tax expense (benefit)	(141)	(81)	372
Depreciation, amortization and goodwill write-downs	97	180	105
Cumulative effect of accounting change	6	—	—
Other	(63)	(40)	(93)
Net Cash Provided (Used) by Continuing Operations	129	884	(588)
Net Cash Provided by Discontinued Operations	—	103	25
Net Cash Provided (Used) by Operating Activities	129	987	(563)

Investing Activities
Sales (purchases) of short-term investments	43	(256)	199
Purchases of other investments	(7,578)	(7,033)	(5,154)
Proceeds from sales and maturities of other investments	7,199	6,281	6,290
Net proceeds from sale of subsidiaries	23	362	201
Change in open security transactions	(141)	177	7
Venture capital distributions	78	52	57
Proceeds from repayment of note receivable	70	—	—
Purchase of office property and equipment	(65)	(70)	(88)
Sales of office property and equipment	18	9	10
Acquisitions, net of cash acquired	(216)	(208)	(212)
Other	20	(25)	4
Net Cash Provided (Used) by Continuing Operations	(549)	(711)	1,314
Net Cash Used by Discontinued Operations	(5)	(583)	(632)
Net Cash Provided (Used) by Investing Activities	(554)	(1,294)	682

Financing Activities
Dividends paid on common and preferred stock	(253)	(245)	(241)
Proceeds from issuance of debt	941	650	498
Net proceeds from issuance of common shares	413	—	—
Proceeds from issuance of redeemable preferred securities	—	575	—
Repayment of debt	(405)	(196)	(363)
Retirement of preferred securities	(4)	(40)	—
Repurchase of common shares	—	(589)	(536)
Subsidiary’s repurchase of common shares	(151)	(172)	(51)
Stock options exercised and other	35	84	73
Net Cash Provided (Used) by Continuing Operations	576	67	(620)
Net Cash Provided by Discontinued Operations	—	343	448
Net Cash Provided (Used) by Financing Activities	576	410	(172)
Effect of exchange rate changes on cash	13	(4)	—
Increase (Decrease) in Cash	164	99	(53)
Cash at beginning of year	151	52	105
Cash at End of Year	$315	$151	$52

See notes to consolidated financial statements.

Notes To Consolidated Financial Statements

The St. Paul Companies

1

Summary of Significant Accounting Policies

Accounting Principles - We prepare our consolidated financial statements in accordance with United States generally accepted accounting principles (“GAAP”). We follow the accounting standards established by the Financial Accounting Standards Board (“FASB”) and the American Institute of Certified Public Accountants (“AICPA”).

Consolidation - We combine our financial statements with those of our subsidiaries and present them on a consolidated basis. The consolidated financial statements do not include the results of material transactions between our subsidiaries and us or among our subsidiaries. Certain of our foreign underwriting operations’ results, and the results of certain of our investments in partnerships, are recorded on a one-month to one-quarter lag due to time constraints in obtaining and analyzing such results for inclusion in our consolidated financial statements on a current basis.  In the event that significant events occur during the lag period, the impact is included in the current period results.

During 2001, we eliminated the one-quarter reporting lag for certain of our primary underwriting operations in foreign countries.  The effect of reporting these operations on a current basis was a $31 million increase to our 2001 pretax loss on continuing operations.

Related Party Transactions – The following summarizes our related party transactions:

Indebtedness of Management – We have made loans to certain current and former executive officers for their purchase of our common stock in the open market.  These are full-recourse loans, further secured by a pledge of the stock purchased with the proceeds.  The loans accrue interest at the applicable federal rate for loans of such maturity.  Loans to former executive officers are being repaid in accordance with agreed-upon terms.  The total amount receivable under this program, included in “Other Assets”, on December 31, 2002 and 2001 was $7 million and $10 million, respectively.  This program was terminated effective March 20, 2002; consequently, no new loans were made after that date.

Indebtedness of Venture Capital Management – We have made loans to certain members of management of our Venture Capital investment operation.  The loans are secured by each individual’s ownership interest in the limited liability companies that hold most of our venture capital investments, and accrue interest at the applicable federal rate for loans of such maturity.  The total amount receivable under this program, included in “Other Assets” at December 31, 2002 and 2001, was $7 million and $6 million, respectively.

Discontinued Operations - In 2001, we sold our life insurance operations, and in 2000, we sold our nonstandard auto business.  Accordingly, the results of operations for all years presented reflect the results for these businesses as discontinued operations.

Reclassifications - We reclassified certain amounts in our 2001 and 2000 consolidated financial statements and notes to conform to the 2002 presentation. These reclassifications had no effect on net income, or common or preferred shareholders’ equity, as previously reported for those years.

Use of Estimates - We make estimates and assumptions that have an effect on the amounts that we report in our consolidated financial statements. Our most significant estimates are those relating to our reserves for property-liability losses and loss adjustment expenses. We continually review our estimates and make adjustments as necessary, but actual results could turn out to be significantly different from what we expected when we made these estimates.

Accounting for Our Property-Liability Underwriting Operations

Premiums Earned - Premiums on insurance policies are our largest source of revenue. We recognize the premiums as revenues evenly over the policy terms using the daily pro rata method or, in the case of our Lloyd’s business, the one-eighths method.  The one-eighths method reflects the fact that we convert Lloyd’s syndicate accounts to U.S. GAAP on a quarterly basis.  Quarterly financial statements are prepared for Lloyd’s syndicates, using the Lloyd’s three-year accounting basis, which are subsequently converted to U.S. GAAP.  Since Lloyd’s accounting does not currently recognize the concept of earned premium, we calculate earned premium as part of the conversion to GAAP.  We recognize written premium for U.S. GAAP purposes quarterly, and assume that it is written at the middle of each quarter (i.e., evenly throughout each period), effectively breaking the calendar year into earning periods of eighths.

Revenues in our Health Care segment include premiums generated from extended reporting endorsements.  Our medical liability claims-made policies give our insureds the right to purchase a reporting endorsement, which is also referred to as “tail coverage,” at the time their policies expire.  This endorsement protects an insured against any claims that arise from a medical incident that occurred while the claims-made policy was in force, but which had not yet been reported by the time the policy expired.  Premiums on these endorsements are fully earned as revenue, and the expected losses are reserved, at the time the endorsement is written.

We record premiums that we have not yet recognized as revenues as unearned premiums on our balance sheet.  Assumed reinsurance premiums are recognized as revenues proportionately over the contract period. Premiums earned are recorded in our statement of operations, net of our cost to purchase reinsurance.

Insurance Losses and Loss Adjustment Expenses - Losses represent the amounts we paid or expect to pay to claimants for events that have occurred. The costs of investigating, resolving and processing these claims are known as loss adjustment expenses (“LAE”). We record these items on our statement of operations net of reinsurance, meaning that we reduce our gross losses and loss adjustment expenses incurred by the amounts we have recovered or expect to recover under reinsurance contracts.

Reinsurance - Written premiums, earned premiums and incurred insurance losses and LAE all reflect the net effects of assumed and ceded reinsurance transactions. Assumed reinsurance refers to our acceptance of certain insurance risks that other insurance companies have underwritten.  Assumed reinsurance has, for the most part, been written through our St. Paul Re operation.  During 2002, we transferred our ongoing business previously written through St. Paul Re to Platinum Underwriters Holdings, Ltd.  See Note 2 for a more detailed discussion of this transfer.  Ceded reinsurance means other insurance companies have agreed to share certain risks with us. Reinsurance accounting is followed for assumed and ceded transactions when risk transfer requirements have been met. These requirements involve significant assumptions being made related to the amount and timing of expected cash flows, as well as the interpretation of underlying contract terms.

Insurance Reserves - We establish reserves for the estimated total unpaid cost of losses and LAE, which cover events that occurred in 2002 and prior years. These reserves reflect our estimates of the total cost of claims that were reported to us (“case” reserves), but not yet paid, and the cost of claims incurred but not yet reported to us (“IBNR”).  We reduce our loss reserves for estimated amounts of salvage and subrogation recoveries. Estimated amounts recoverable from reinsurers on paid and unpaid losses and LAE, net of an allowance for estimated unrecoverable amounts, are reflected as assets.

For reported losses, we establish reserves on a “case” basis within the parameters of coverage provided in the insurance policy or reinsurance agreement.  For IBNR losses, we estimate reserves using established actuarial methods.  Our case and IBNR reserve estimates consider such variables as past loss experience, changes in legislative conditions, changes in judicial interpretation of legal liability and policy coverages, and inflation.  We consider not only monetary increases in the cost of what we insure, but also changes in societal factors that influence jury verdicts and case law and, in turn, claim costs.

Because many of the coverages we offer involve claims that may not ultimately be settled for many years after they are incurred, subjective judgments as to our ultimate exposure to losses are an integral and necessary component of our loss reserving process.  We record our reserves by considering a range of estimates bounded by a high and low point.  Within that range, we record management’s best estimate.  We continually review our reserves, using a variety of statistical and actuarial techniques to analyze current claim costs, frequency and severity data, and prevailing economic, social and legal factors.  We adjust reserves established in prior years as loss experience develops and new information becomes available.  Adjustments to previously estimated reserves are reflected in our financial results in the periods in which the changes in estimate are made.

Reserves for environmental and asbestos exposures cannot be estimated solely with the traditional loss reserving techniques described above, which rely on historical accident year development factors and take into consideration the previously mentioned variables.  Environmental and asbestos reserves are more difficult to estimate than our other loss reserves because of legal issues, societal factors and difficulty in determining the parties who may ultimately be held liable.  Therefore, in addition to taking into consideration the traditional variables that are utilized to arrive at our other loss reserve amounts, we also look at the length of time necessary to clean up polluted sites, controversies surrounding the identity of the responsible party, the degree of remediation deemed to be necessary, the estimated time period for litigation expenses, judicial expansions of coverage, medical complications arising with asbestos claimants’ advanced age, case law, and the history of prior claim development.  We also consider the impact of changes in the legal environment, including our experience in the Western MacArthur matter, in establishing our reserves for other asbestos and environmental cases.  Generally, case reserves and loss adjustment expense reserves are established where sufficient information has been obtained to indicate coverage under a specific insurance policy.  We also consider end of period reserves in relation to paid losses in a period.  Furthermore, IBNR reserves are established to cover additional estimated exposures on both known and unasserted claims.  These reserves are continually reviewed and updated as additional information is acquired.

While our reported reserves make a reasonable provision for our unpaid loss and LAE obligations, it should be noted that the process of estimating required reserves, by its very nature, involves substantial uncertainty.  The level of uncertainty can be influenced by factors such as the existence of coverage with long duration payment patterns and changes in claim handling practices, as well as the factors noted above.  Ultimate actual payments for claims and LAE could turn out to be significantly different from our estimates.

Our liabilities for unpaid losses and LAE related to tabular workers’ compensation and certain assumed reinsurance coverage are discounted to the present value of estimated future payments. Prior to discounting, these liabilities totaled $887 million and $948 million at December 31, 2002 and 2001, respectively. The total discounted liability reflected on our balance sheet was $718 million and $768 million at December 31, 2002 and 2001, respectively. The liability for workers’ compensation was discounted using rates of up to 3.5%, based on state-prescribed rates. The liability for certain assumed reinsurance coverage was discounted using rates up to 7.5%, based on our return on invested assets or, in many cases, on yields contractually guaranteed to us on funds held by the ceding company, as permitted by the state of domicile.

Lloyd’s - We participate in Lloyd’s as an investor in underwriting syndicates and as the owner of a managing agency.  Using the periodic method, which provides for current recognition of profits and losses, we record our pro rata share of syndicate assets, liabilities, revenues and expenses, after making adjustments to convert Lloyd’s accounting to U.S. GAAP.  The most significant U.S. GAAP adjustments relate to income recognition.  Lloyd’s syndicates determine underwriting results by year of account at the end of three years.  We record adjustments to recognize underwriting results as incurred, including the expected ultimate cost of losses incurred.  These adjustments to losses are based on actuarial analysis of syndicate accounts, including forecasts of expected ultimate losses provided by the syndicates.  The results of our operations at Lloyd’s are recorded on a one-quarter lag due to time constraints in obtaining and analyzing such results for inclusion in our consolidated financial statements on a current basis.  (Also see discussion under “Premiums Earned” above.)

Policy Acquisition Expenses - The costs directly related to writing an insurance policy are referred to as policy acquisition expenses and consist of commissions, state premium taxes and other direct underwriting expenses. Although these expenses are incurred when we issue a policy, we defer and amortize them over the same period as the corresponding premiums are recorded as revenues.  On a regular basis, we perform a recoverability analysis of the deferred policy acquisition costs in relation to the expected recognition of revenues, including anticipated investment income, and reflect adjustments, if any, as period costs.  Should the analysis indicate that the acquisition costs are unrecoverable, further analyses are performed to determine if a reserve is required to provide for losses, which may exceed the related unearned premiums.

Allowance for Doubtful Accounts - Our allowance for doubtful accounts for premiums and deductibles receivable is calculated by applying an estimated bad debt percentage to an aging of receivables segmented by business unit to determine general collectibility.  Specific collection issues are highlighted separately, and a comparison of prior year write-offs with year-to-date results is made to determine reasonableness.  We also have an allowance for uncollectible reinsurance recoverables that is calculated based on the outstanding balances, taking into consideration the status of the reinsurer, the nature of the balance and whether or not the amount is in dispute.  The establishment of our allowance for doubtful accounts involves judgment and therefore creates a degree of uncertainty as to adequacy at each reporting date.

Guarantee Fund and Other Insurance-Related Assessments  - We establish an accrual related to estimated future guarantee fund payments and other insurance-related assessments, primarily second injury funds.  Guarantee fund payments are based on our historical experience as well as for specific known events or insolvencies.  Loss-based second injury fund assessments are accrued based on our total loss reserves for the relevant states and lines of business.  As of December 31, 2002 and 2001, we carried an accrual of $43 million and $49 million, respectively, for these payments, which are expected to be disbursed as assessed during a period of up to 30 years.  We also establish assets related to the recovery of these costs when appropriate.   As of December 31, 2002 and 2001, we carried assets of $15 million and $9 million for premium tax offsets, respectively, and $11 million and $2 million for policy surcharges, respectively.  This accrual is subject to change following revisions to assessments that may be enacted by any of the states we write business in.

Accounting for Our Asset Management Operations

We hold a 79% interest in Nuveen Investments, Inc. (“Nuveen Investments,” formerly The John Nuveen Company), which constitutes our asset management segment.  Nuveen Investments’ core businesses are asset management and related research, as well as the development, marketing and distribution of investment products and services for the affluent, high-net-worth and institutional market segments.  Nuveen Investments distributes its investment products and services, including individually managed accounts, closed-end exchange-traded funds and mutual funds, to the affluent and high-net-worth market segments through unaffiliated intermediary firms including broker/dealers, commercial banks, affiliates of insurance providers, financial planners, accountants, consultants and investment advisors.  Nuveen Investments also provides managed account services to several institutional market segments and channels.

In August 2002, Nuveen Investments purchased NWQ Investment Management Company, Inc. (“NWQ”), an asset management firm based in Los Angeles with approximately $6.9 billion of assets under management in both retail and institutional managed accounts.  NWQ specializes in value-oriented equity investments with significant relationships among institutions and financial advisors serving high-net-worth investors.

In July 2001, Nuveen Investments acquired Symphony Asset Management, LLC (“Symphony”), an institutional investment manager, with approximately $4 billion in assets under management.  As a result of the acquisition, Nuveen Investments’ product offerings were expanded to include managed accounts and funds designed to reduce risk through market-neutral and other strategies in several equity and fixed-income asset classes for institutional investors.

Nuveen Investments has three principal sources of revenue: advisory fees on assets under management, including separately managed accounts, closed-end exchange-traded funds and mutual funds; underwriting and distribution revenues earned upon the sale of certain investment products; and performance fees earned on certain institutional accounts based on the performance of such accounts.

Advisory fees accounted for 90% of Nuveen Investments’ consolidated revenues in 2002.  Total advisory fee income earned during any period is directly related to the market value of the assets managed.  Advisory fee income increases or decreases with a rise or fall, respectively, in the level of assets under management.  Investment advisory fees are recognized as revenue in the statement of operations over the period that assets are under management.  With respect to funds, Nuveen Investments receives fees based either on each fund’s average daily net assets or on a combination of the average daily net assets and gross interest income.  With respect to managed accounts, Nuveen Investments generally earns fees, on a quarterly basis, based on the value of the assets managed on a particular date, such as the last calendar day of a quarter, or on the average asset value for the period.

Nuveen Investments’ distribution revenues are earned as defined portfolio and mutual fund products are sold to the public through financial advisors.  Distribution revenues will rise and fall commensurate with the level of sales of these products.  In March 2002, Nuveen Investments ceased offering defined portfolio products.  Underwriting fees are earned on the initial public offering of Nuveen Investments’ exchange-traded funds.

Through its subsidiary, Symphony, which manages equity and fixed-income market-neutral accounts and funds for institutional investors, Nuveen Investments earns performance fees for investment performance above specifically defined benchmarks.  These fees are recognized as revenue only at the performance measurement date contained in the individual account management agreement.  Currently, approximately 80% of such measurement dates fall in the second half of the calendar year.

We consolidate 100% of Nuveen Investments’ assets, liabilities, revenues and expenses, with reductions on the balance sheet and statement of operations for the minority shareholders’ proportionate interest in Nuveen Investments’ equity and earnings. Minority interest of $80 million and $93 million was recorded in other liabilities at the end of 2002 and 2001, respectively.

Nuveen Investments repurchased and retired 5.7 million and 8.2 million of its common shares from minority shareholders in 2002 and 2001, respectively, for a total cost of $151 million in 2002 and $172 million in 2001.  (The 2001 share repurchase total was adjusted to reflect Nuveen Investments’ 2-for-1 stock split in 2002).  No shares were repurchased from The St. Paul in those years.  Our percentage ownership increased from 77% in 2001 to 79% in 2002 as the effect of Nuveen Investments’ repurchases were partially offset by Nuveen Investments’ issuance of additional shares under various stock option and incentive plans and the issuance of common shares upon the conversion of a portion of its preferred stock.

Accounting for Our Investments

Fixed Income – Our fixed income portfolio is composed primarily of high-quality, intermediate-term taxable U.S. government, corporate and mortgage-backed bonds, and tax-exempt U.S. municipal bonds.  Our entire fixed income investment portfolio is classified as available-for-sale.  Accordingly, we carry that portfolio on our balance sheet at estimated fair value.  Fair values are based on quoted market prices, where available, from a third-party pricing service.  If quoted market prices are not available, fair values are estimated using values obtained from independent pricing services or a cash flow estimate is used.

Real Estate and Mortgage Loans - Our real estate investments include warehouses and office buildings and other commercial land and properties that we own directly or in which we have a partial interest through joint ventures with other investors.  Our mortgage loan investments consist of fixed-rate loans collateralized by apartment, warehouse and office properties.

For direct real estate investments, we carry land at cost and buildings at cost less accumulated depreciation and valuation adjustments. We depreciate real estate assets on a straight-line basis over 40 years. Tenant improvements are amortized over the term of the corresponding lease. The accumulated depreciation of our real estate investments was $169 million and $153 million at December 31, 2002 and 2001, respectively.

We use the equity method of accounting for our real estate joint ventures, which means we carry these investments at cost, adjusted for our share of undistributed earnings or losses, and reduced by cash distributions from the joint ventures and valuation adjustments.  Due to time constraints in obtaining financial results, the results of these joint venture operations are recorded on a one-month lag.  If events occur during the lag period that are significant to our consolidated results, the impact is included in the current period results.

We carry our mortgage loans at the unpaid principal balances less any valuation adjustments, which approximates fair value. Valuation allowances are recognized for loans with deterioration in collateral performance that is deemed other than temporary. The estimated fair value of mortgage loans was $82 million and $134 million at December 31, 2002 and 2001, respectively.

Venture Capital - Our venture capital investments represent ownership interests in small- to medium-sized companies. These investments are made through limited partnerships or direct ownership.  The limited partnerships are carried at our equity in the estimated market value of the investments held by these limited partnerships. The investments we own directly are carried at estimated fair value. Fair values are based on quoted market prices obtained from third-party pricing services for publicly traded stock, or an estimate of value as determined by an internal valuation committee for privately-held securities. Certain publicly traded securities may be carried at a discount of 10-35% of the quoted market price, due to the impact of various restrictions that limit our ability to sell the stock.  Due to time constraints in obtaining financial results, the operations of the limited partnerships are recorded on a one-quarter lag.  If security-specific events occur during the lag-period that are significant to our consolidated results, the impact is included in the current period results.

Equities - Our equity securities are also classified as available-for-sale and carried at estimated fair value, which is based on quoted market prices obtained from a third-party pricing service.

Securities on Loan - We participate in a securities lending program whereby certain securities from our fixed income portfolio are loaned to other institutions. Our policy is to require collateral equal to 102 percent of the fair value of the loaned securities. We maintain full ownership rights to the securities loaned, and continue to earn interest on them.  In addition, we have the ability to sell the securities while they are on loan. We have an indemnification agreement with the lending agents in the event a borrower becomes insolvent or fails to return securities. We record securities lending collateral as a liability and pay the borrower an agreed upon interest rate.  The proceeds from the collateral are invested in short-term investments and are reported on the balance sheet.  We share a portion of the interest earned on these short-term investments with the lending agent.  The fair value of the securities on loan is removed from fixed income securities on the balance sheet and shown as a separate investment asset.

Realized Investment Gains and Losses - We record the cost of each individual investment so that when we sell an investment, we are able to identify and record that transaction’s gain or loss on our statement of operations.

The size of our investment portfolio allows our portfolio managers a degree of flexibility in determining which individual investments should be sold to achieve our primary investment goals of assuring our ability to meet our commitments to policyholders and other creditors and maximizing our investment returns.  In order to meet the objective of maintaining a flexible portfolio that can achieve these goals, our fixed income and equity portfolios are classified as “available-for-sale.”  We continually evaluate these portfolios, and our purchases and sales of investments are based on our cash requirements, the characteristics of our insurance liabilities, and current market conditions.  We also monitor the difference between our cost and the estimated fair value of investments, which involves uncertainty as to whether declines in value are temporary in nature.  At the time we determine an “other than temporary” impairment in the value of a particular investment to have occurred, we consider the current facts and circumstances, including the financial position and future prospects of the entity that issued the investment security, and make a decision to either record a write-down in the carrying value of the security or sell the security; in either case, recognizing a realized loss.

With respect to our venture capital portfolio, we manage our portfolio to maximize return, evaluating current market conditions and the future outlook for the entities in which we have invested.  Because this portfolio primarily consists of privately-held, early-stage venture investments, events giving rise to impairment can occur in a brief period of time (e.g., the entity has been unsuccessful in securing additional financing, other investors decide to withdraw their support, complications arise in the product development process, etc.), and decisions are made at that point in time, based on the specific facts and circumstances, with respect to a recognition of “other than temporary” impairment, or sale of the investment.

Unrealized Appreciation or Depreciation on Investments - For investments we carry at estimated fair value, we record the difference between cost and fair value, net of deferred taxes, as a part of common shareholders’ equity. This difference is referred to as unrealized appreciation or depreciation on investments. The change in unrealized appreciation or depreciation during the year is a component of other comprehensive income.

Derivative Financial Instruments - In June 1998, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” which establishes accounting and reporting standards for derivative instruments and hedging activities.  This statement required all derivatives to be recorded at fair value on the balance sheet and established new accounting rules for hedging. In June 1999, the FASB issued SFAS No. 137, “Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of SFAS No. 133, “ which amended SFAS No. 133 to make it effective for all quarters of fiscal years beginning after June 15, 2000.  In June 2000, the FASB issued SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities,” as an additional amendment to SFAS No. 133, to address a limited number of issues causing implementation difficulties.  Effective January 1, 2001, we adopted the provisions of SFAS No. 133, as amended. See Note 10 for further information regarding the impact of the adoption on our consolidated financial statements.

In accordance with SFAS No. 133, our policy as of January 1, 2001 is to record all derivative financial instruments on our balance sheet at fair value.  The accounting for the gain or loss due to changes in the fair value of these instruments is dependent on whether the derivative qualifies as a hedge.  If the derivative does not qualify as a hedge, the gains or losses are reported in earnings as a realized gain or loss when they occur.  If the derivative does qualify as a hedge, the accounting varies based on the type of risk being hedged.  Generally, however, the portion of the hedge deemed effective is recorded on the balance sheet at fair value, and the portion deemed ineffective is recorded in the statement of operations as a realized gain or loss.  To qualify for hedge accounting treatment, the hedging relationship is formally documented at the inception of the hedge detailing the risk management objectives and strategy for undertaking the hedge.  In addition, we assess both at the inception of the hedge and on a quarterly basis, whether the derivative is highly effective in accomplishing the risk management objectives.  If it is determined that the derivative in not highly effective, hedge accounting treatment is discontinued and any gains and losses associated with the hedge’s ineffectiveness are recognized as a realized gain or loss in the statement of operations.  Fair value for our derivatives is based on quoted market rates or models obtained from third party pricing services.

Prior to our adoption of SFAS No. 133 in 2001, related to our use of forward contracts to hedge the foreign currency exposure to our net investment in our foreign operations, we reflected the movements of foreign currency exchange rates as unrealized gains or losses, net of tax, as part of our common shareholders’ equity. If unrealized gains or losses on the foreign currency hedge exceeded the offsetting currency translation gain or loss on the investments in the foreign operations, they were included in the statement of operations.  Related to our use of interest rate swap agreements to manage the effect of interest rate fluctuations on some of our debt and investments, we netted the interest paid or received against the applicable interest expense or income.  The fair value of the swap agreements was not reflected in our financial statements.

Cash Restrictions

Lloyd’s solvency requirements call for certain of our funds to be held in trust in amounts sufficient to meet claims. These funds amounted to $167 million and $76 million at December 31, 2002 and 2001, respectively.

Goodwill and Intangible Assets

Effective with our first-quarter 2002 adoption of SFAS No. 141, “Business Combinations” (“SFAS No. 141”) and SFAS No. 142, “Goodwill and Other Intangible Assets,” (“SFAS No. 142”) as described in Note 22, our accounting for goodwill and intangible assets has changed.  (Nuveen Investments had applied the relevant provisions of SFAS No. 141 in 2001 in connection with its acquisition of Symphony Asset Management LLP).  In a business combination, the excess of the amount we paid over the fair value of the acquired company’s tangible net assets is recorded as either an intangible asset, if it meets certain criteria, or goodwill.  Intangible assets with a finite useful life (generally over four to 20 years) are amortized to expense over their estimated life, on a basis expected to be consistent with their estimated future cash flows.  Intangible assets with an indefinite useful life and goodwill, which represents the excess purchase price over the fair value of tangible and intangible assets, are no longer amortized, effective January 1, 2002, but remain subject to tests for impairment.

Prior to the adoption of SFAS Nos. 141 and 142, we amortized goodwill and intangible assets over periods of up to 40 years, generally on a straight-line basis.

During the second quarter of 2002, we completed the evaluation of our recorded goodwill for impairment in accordance with provisions of SFAS No. 142.  That evaluation concluded that none of our goodwill was impaired.  In connection with our reclassification of certain assets previously accounted for as goodwill to other intangible assets with finite useful lives in 2002, we established a deferred tax liability of $6 million in the second quarter of 2002.  That provision was classified as a cumulative effect of accounting change effective as of January 1, 2002.

We will evaluate our goodwill for impairment on an annual basis.  If an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount, we will test for impairment between annual tests.

Prior to the adoption of SFAS Nos. 141 and 142, we monitored the value of our goodwill based on our estimates of discounted future earnings.  If either estimate was less than the carrying amount of the asset, we reduced the carrying value to fair value with a corresponding charge to expense.  We monitored the value of our identifiable intangibles to be disposed of and reported them at the lower of carrying value or fair value less our estimated cost to sell.

Impairments of Long-Lived Assets

We monitor the recoverability of the value of our long-lived assets to be held and used based on our estimate of the future cash flows (undiscounted and without interest charges) expected to result from the use of the asset and its eventual disposition considering any events or changes in circumstances which indicate that the carrying value of an asset may not be recoverable.  We monitor the value of our long-lived assets to be disposed of and report them at the lower of carrying value or fair value less our estimated cost to sell.

Office Properties and Equipment

We carry office properties and equipment at depreciated cost. We depreciate these assets on a straight-line basis over the estimated useful lives of the assets. The accumulated depreciation for office properties and equipment was $504 million and $483 million at the end of 2002 and 2001, respectively.

Internally Developed Software Costs

We capitalize certain internally developed software costs incurred during the application development stage of a project.  These costs include external direct costs associated with the project and payroll and related costs for employees who devote time to the project.  We begin to amortize costs once the software is ready for its intended use, and amortize them over the software’s expected useful life, generally five years.

At December 31, 2002 and 2001, respectively, we had $54 million and $50 million of unamortized internally developed computer software costs and recorded $12 million and $7 million of amortization expense during 2002 and 2001, respectively.

Taxes

We account for income taxes under the asset and liability method.  Deferred income tax assets and liabilities are recognized for the differences between the financial and income tax reporting bases of assets and liabilities based on enacted tax rates and laws.  The deferred income tax provision or benefit generally reflects the net change in deferred income tax assets and liabilities during the year.  The current income tax provision generally reflects the tax consequences of revenues and expenses currently taxable or deductible on income tax returns.

Foreign Currency Translation

We assign functional currencies to our foreign operations, which are generally the currencies of the local operating environment. Foreign currency amounts are remeasured to the functional currency, and the resulting foreign exchange gains or losses are reflected in the statement of operations. Functional currency amounts are then translated into U.S. dollars. The unrealized gain or loss from this translation, net of tax, is recorded as a part of common shareholders’ equity.  The change in unrealized foreign currency translation gain or loss during the year, net of tax, is a component of comprehensive income. Both the remeasurement and translation are calculated using current exchange rates for the balance sheets and average exchange rates for the statements of operations.

Stock Option Accounting

We follow the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), FASB Interpretation 44, “Accounting for Certain Transactions involving Stock Compensation (an interpretation of APB Opinion No. 25),” and other related interpretations in accounting for our stock option plans utilizing the “intrinsic value method” described in that literature.  We also follow the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” for our option plans, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure; an amendment of FASB Statement No. 123”.  These require pro forma net income and earnings per share information, which is calculated assuming we had accounted for our stock option plans under the “fair value method” described in those Statements.

Had we calculated compensation expense on a combined basis for our stock option grants based on the “fair value method” described in SFAS No. 123, our net income and earnings per share would have been reduced to the pro forma amounts as indicated.

Years ended December 31	2002	2001	2000
($ in millions, except per share data)

Net income (loss)
As reported *	$218	$(1,088)	$993
Less: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(37)	(25)	(4)
Pro forma	$181	$(1,113)	$989

Basic earnings (loss) per share
As reported	$0.94	$(5.22)	$4.50
Pro forma	$0.77	$(5.33)	$4.48

Diluted earnings (loss) per share
As reported	$0.92	$(5.22)	$4.24
Pro forma	$0.77	$(5.33)	$4.24

*As reported net income or loss included $8 million, $5 million, and $18 million for 2002, 2001 and 2000, respectively, in stock-based compensation expenses, net of related tax benefits.

Supplemental Cash Flow Information

Interest and Income Taxes Paid - We paid interest on debt and distributions on redeemable preferred securities of trusts of $167 million in 2002, $133 million in 2001 and $134 million in 2000. We received net federal income tax refunds of  $100 million in 2002 and $54 million in 2001, and paid federal income taxes of $161 million in 2000.

Non-cash Investing and Financing Activities – In July 2002, concurrent with the common stock issuance described in Note 13, we issued 8.9 million equity units, each having a stated amount of $50.  Each equity unit included a forward purchase contract on our common stock.  Related to these contracts, we established a $46 million liability, with a corresponding reduction to shareholders’ equity.

In November 2002, concurrent with the transfer of our continuing reinsurance operations as described in Note 2, we received warrants to purchase up to six million additional common shares of Platinum Underwriters Holdings, Ltd. as partial consideration for the transferred business.  We carry the warrants as an asset on our balance sheet at their market value, which was $61 million at December 31, 2002.

In September 2001, related to the sale of our life insurance subsidiary to Old Mutual plc, we received approximately 190 million Old Mutual ordinary shares as partial consideration. The shares were valued at $300 million at the time of closing. In August 2000, we issued 7,006,954 common shares in connection with the conversion of over 99% of the $207 million of 6% Convertible Monthly Income Preferred Securities issued by St. Paul Capital LLC (our wholly-owned subsidiary).

Transfer of Ongoing Reinsurance Operations to Platinum Underwriters Holdings, Ltd.

On November 1, 2002, we completed the transfer of our continuing reinsurance business (previously operating under the name “St. Paul Re”) and certain related assets, including renewal rights, to Platinum Underwriters Holdings, Ltd. (“Platinum”), a newly formed Bermuda company that underwrites property and casualty reinsurance on a worldwide basis.  Further description of the transaction is available in the Formation and Separation Agreement between us and Platinum dated as of October 28, 2002 and filed as an exhibit to Platinum’s Registration Statement No. 333-86906 on Form S-1.

As part of this transaction, we contributed $122 million of cash to Platinum and transferred $349 million in assets relating to the insurance reserves that we also transferred.  In exchange, we acquired six million common shares, representing a 14% equity ownership interest in Platinum and a ten-year option to buy up to six million additional common shares at an exercise price of $27 per share, which represents 120% of the initial public offering price of Platinum’s shares.

In conjunction with the transfer of our continuing reinsurance business to Platinum, we entered into various agreements with Platinum and its subsidiaries, including quota share reinsurance agreements by which Platinum reinsured substantially all of the reinsurance contracts entered into by St. Paul Re on or after January 1, 2002.  This transfer (based on September 30, 2002 balances) included $125 million of unearned premium reserves (net of ceding commissions), $200 million of existing loss and loss adjustment expense reserves and $24 million of other reinsurance-related liabilities.  The transfer of unearned premium reserves to Platinum was accounted for as prospective reinsurance, while the transfer of existing loss and loss adjustment expense reserves was accounted for as retroactive reinsurance.

As noted above, the transfer of reserves to Platinum at the inception of the quota share reinsurance agreements was based on the September 30, 2002 balances.  We intend to transfer additional insurance reserves to Platinum to reflect business activity between September 30, 2002 and the November 2, 2002 inception date of the quota share reinsurance agreements.  Our insurance reserves at December 31, 2002 included our estimate of additional amounts due to Platinum for this activity, which totaled $54 million.  We expect that this amount, which is subject to adjustment under the provisions of the reinsurance agreements, will be agreed to and settled upon in the first half of 2003.  This adjustment, if any, is not expected to be material to our results of operations.

For business underwritten in the United States and the United Kingdom, until October 31, 2003, Platinum has the right to underwrite specified reinsurance business on our behalf in cases where Platinum is unable to underwrite that business because it has yet to obtain necessary regulatory licenses or approval to do so, or Platinum has not yet been approved as a reinsurer by the ceding company.  We entered into this agreement solely as a means to accommodate Platinum through a transition period.  Any business written by Platinum on our policy forms during this transition period is being fully ceded to Platinum under the quota share reinsurance agreements.

The transaction resulted in a pretax gain of $29 million and an after-tax loss of $54 million.  The after-tax loss was driven by the write-off of approximately $73 million in deferred tax assets associated with previously incurred losses related to St. Paul Re’s United Kingdom-based operations, as well as approximately $10 million in taxes associated with the pretax gain.

Our investment in Platinum is included in “Other Investments.”  The income from our 14% proportionate equity ownership in Platinum is included in our statement of operations as a component of “Net investment income” from the date of closing.  Our warrants to purchase additional Platinum shares are carried at their market value ($61 million at December 31, 2002), with changes in their fair value recorded as other realized gains or losses in our statement of operations.

Asbestos Settlement Agreement

On June 3, 2002, we announced that we and certain of our subsidiaries had entered into an agreement settling all existing and future claims arising from any insuring relationship of United States Fidelity and Guaranty Company (“USF&G”), St. Paul Fire and Marine Insurance Company and their affiliates and subsidiaries, including us (collectively, the “USF&G Parties”) with any of MacArthur Company, Western MacArthur Company (“Western MacArthur”), and Western Asbestos Company (“Western Asbestos”) (together, the “MacArthur Companies”).

On March 26, 2002, a trial commenced in the Western MacArthur litigation which was planned to occur in three phases over the course of approximately one year, and which involved complex questions of fact and law.  Among the issues to be addressed in the first phase of the trial were the standing of Western MacArthur to recover under Western Asbestos’ policies issued by USF&G (USF&G never insured Western MacArthur and disputed Western Asbestos’ purported assignment of its insurance rights to Western MacArthur) and the existence and terms and conditions of the policies, including the issue of whether the policies contained products hazard coverage and, if so, whether the policies included aggregate limits for products hazard liability.  USF&G believed it had, and continues to believe that it has, meritorious defenses to the purported assignments of insurance rights by Western Asbestos to Western MacArthur, which Western MacArthur alleged occurred in the 1967-1970 time period and in 1997, and which were allegedly ratified in 1999.  USF&G also believed that it had a strong position that the policies did not contain products hazard coverage, but that even if they did the coverage was subject to products hazard aggregates, which limited the USF&G Parties’ exposure.  As the trial began, the Company believed that it could resolve the case by litigation or settlement within the existing asbestos reserves (gross asbestos reserve totaled $478 million as of December 31, 2001) on the basis of the foregoing defenses, a belief supported by Western MacArthur’s November 1999 settlement of a similar claim brought against another defendant insurer for $26 million.  Given the facts and circumstances known by management at the time we filed our annual report on Form 10-K, we believed that our best estimate of aggregate asbestos reserves as of December 31, 2001 made a reasonable provision for Western MacArthur and all other asbestos claims.

The first phase of the trial began on March 26, 2002.  During the second quarter of 2002, developments in the trial caused us to reassess our exposure based on the increased possibility of an adverse outcome in the first phase of the litigation.  Among the significant developments in the trial between April 1 and May 15, 2002 were evidentiary decisions by the trial judge to exclude evidence favorable to USF&G regarding the assignment issue and to allow into evidence unfavorable evidence regarding other insurers’ policies on the aggregate limits issue, and unexpected adverse testimony on the aggregate limits issue.  These developments led us to believe that there was an increased risk that the jury could find that USF&G’s policies did not contain aggregate limits for products hazard claims.

These developments at trial, coupled with general changes in the legal environment affecting the potential liability of insurers for asbestos claims, caused us to engage in more intense settlement discussions at the end of April, in May, and early June of 2002.

As of May 15, 2002, the date on which we filed our Form 10-Q for the quarter ended March 31, 2002, the trial and settlement discussions were ongoing, but the parties to the settlement discussions had been unable to reach agreement on structure, amount and other significant terms.  At that time, we were prepared to end settlement discussions based on our continued belief that we could litigate our position and possibly reach a more favorable outcome than a negotiated settlement would provide.  In such circumstances, we perceived the possible outcomes as ranging from minimal amounts well within our existing asbestos reserves to unknown higher amounts (potentially higher than the amount in the final settlement agreement, discussed below).  Accordingly, we believed that we could not estimate a reasonable range of potential loss for the Western MacArthur claim, and therefore could make no disclosure of such a range.  However, at the time we filed such report on Form 10-Q, we believed, based on various adverse developments during the course of the first phase of the trial through May 15, that although the ultimate outcome of the Western MacArthur case was not determinable at that time, it was possible that its resolution could be material to our results of operations, and we made disclosure of this fact in such report.  We did not disclose a range of possible outcomes, as we were unable to do so at the time of the filing.

Subsequent to May 15, 2002, there were additional adverse developments at the trial.  USF&G’s motions for nonsuit and for reconsideration of prior evidentiary rulings were denied.  In light of continued adverse trial developments, the fact that jury deliberations on the first phase of the trial were expected to commence as soon as the second week of June, and in an effort to put its largest known asbestos exposure behind us, we began negotiating a single lump-sum payment settlement with the plaintiffs.  Negotiations were intense and ultimately the Company achieved a comprehensive agreement on June 3, 2002, before the completion of the first phase of the jury trial.  Importantly, this agreement (which is subject to bankruptcy court approval) not only settled pending claims, it also settled, with possible minor exceptions, all claims that Western MacArthur and its affiliates could possibly have against us and USF&G, including but not limited to the claims made in the pending lawsuit, for a pre-tax liability then estimated at $988 million as described below.  The settlement agreement was filed as an exhibit to our Report on Form 8-K dated July 23, 2002.  That document includes more detailed information about the settlement agreement.

Pursuant to the provisions of the settlement agreement, on November 22, 2002, the MacArthur Companies filed voluntary petitions under Chapter 11 of the Bankruptcy Code to permit the channeling of all current and future asbestos-related claims solely to a trust to be established pursuant to Section 524(g) of the Bankruptcy Code.  Consummation of most elements of the settlement agreement is contingent upon bankruptcy court approval of the settlement agreement as part of a broader plan for the reorganization of the MacArthur Companies (the “Plan”).  Approval of the Plan involves substantial uncertainties that include the need to obtain agreement among existing asbestos plaintiffs, a person to be appointed to represent the interests of unknown, future asbestos plaintiffs, the MacArthur Companies and the USF&G Parties as to the

terms of such Plan.  Accordingly, there can be no assurance that bankruptcy court approval of the Plan will be obtained.

Upon final approval of the Plan, and upon payment by the USF&G Parties of the amounts described below, the MacArthur Companies will release the USF&G Parties from any and all asbestos-related claims for personal injury, and all other claims in excess of $1 million in the aggregate, that may be asserted relating to or arising from directly or indirectly, any alleged coverage provided by any of the USF&G Parties to any of the MacArthur Companies, including any claim for extra contractual relief.

The after-tax impact on our 2002 net income, net of expected reinsurance recoveries and the re-evaluation and application of asbestos and environmental reserves, was approximately $307 million.  This calculation, summarized in the table below, reflected payments of $235 million during the second quarter of 2002, and $740 million on January 16, 2003.  The $740 million (plus interest) payment, together with $60 million of the original $235 million, shall be returned to the USF&G Parties if the Plan is not finally approved.  The settlement agreement also provides for the USF&G Parties to pay $13 million and to advance certain fees and expenses incurred in connection with the settlement, bankruptcy proceedings, finalization of the Plan and efforts to achieve approval of the Plan, subject to a right of reimbursement in certain circumstances of amounts advanced.  That amount was also paid in the second quarter.

As a result of the settlement, pending litigation with the MacArthur Companies has been stayed pending final approval of the Plan.  Whether or not the Plan is approved, $175 million of the $235 million will be paid to the bankruptcy trustee, counsel for the MacArthur Companies, and persons holding judgments against the MacArthur Companies as of June 3, 2002 and their counsel, and the USF&G Parties will be released from claims by such holders to the extent of $110 million paid to such holders.

The $307 million after-tax impact to our net income in 2002 was calculated as follows.

(In millions)	Year ended December 31, 2002

Total cost of settlement	$995
Less:
Utilization of existing IBNR loss reserves	(153)
Net reinsurance recoverables	(370)
Net pretax loss	472
Tax benefit @ 35%	165
Net after-tax loss	$307

When the settlement agreement was initially announced in June 2002, we had estimated that the settlement would result in a net pretax loss of $585 million, which included an estimate of $250 million of reinsurance recoverables.  In the fourth quarter of 2002, as we continued to prepare to bill our reinsurers, we completed an extensive review of the relevant reinsurance contracts and the related underlying claims and other recoverable expenses, and increased our estimate of the net reinsurance recoverable to $370 million.

A rollforward of asbestos reserve activity related to Western MacArthur is as follows.

(In millions)

Net reserve balance related to Western MacArthur at Dec. 31, 2001		$6
Announced cost of settlement:
Utilization of existing asbestos IBNR reserves	$153
Gross incurred impact of settlement during second quarter of 2002	835
Subtotal		988
Less: originally estimated net reinsurance recoverable on unpaid losses		(250)
Adjustments subsequent to announcement:
Change in estimate of loss adjustment expenses	7
Change in estimate of net reinsurance recoverable on unpaid losses	(120)
Subtotal		(113)
Payments, net of $75 million of estimated reinsurance recoverables on paid losses		(189)
Net reserve balance related to Western MacArthur at Dec. 31, 2002		$442

Our gross asbestos reserves at December 31, 2002 included $740 million of reserves related to Western MacArthur ($442 million of net reserves after consideration of $295 million of estimated net reinsurance recoverables and $3 million of bankruptcy fees recoverable from others).  On January 16, 2003, pursuant to the terms of the settlement agreement, we paid the remaining $740 million settlement amount, plus interest, to the bankruptcy trustee in respect of this matter.

September 11, 2001 Terrorist Attack

On September 11, 2001, terrorists hijacked four commercial passenger jets in the United States.  Two of the jets were flown into the World Trade Center towers in New York, NY, causing their collapse.  The third jet was flown into the Pentagon building in Washington, DC, causing severe damage, and the fourth jet crashed in rural Pennsylvania.  This terrorist attack caused significant loss of life and property damage and resulted in unprecedented losses for the property-liability insurance industry.

As of December 31, 2001, our estimated gross pretax losses and loss adjustment expenses incurred as a result of the terrorist attack totaled $2.3 billion, with an estimated net pretax operating loss of $941 million. These estimated losses were based on a variety of actuarial techniques, coverage interpretation and claims estimation methodologies, and included an estimate of losses incurred but not reported, as well as estimated costs related to the settlement of claims.  Our estimate of losses was originally based on our belief that property-liability insurance losses from the terrorist attack will total between $30 billion and $35 billion for the insurance industry.  In 2002, our estimate of ultimate losses was supplemented by our ongoing analysis of both paid and reported claims related to the attack.  Our estimate of losses remains subject to significant uncertainties and may change over time as additional information becomes available.

We regularly evaluate the adequacy of our estimated net losses related to the terrorist attack, weighing all factors that may impact the total net losses we will ultimately incur.  Based on the results of those regular evaluations, we reallocated certain estimated losses among our property-liability segments in 2002.  In addition, during 2002, we recorded both an additional loss provision of $20 million and a $33 million reduction in our estimated provision for uncollectible reinsurance related to the attack.

We and other insurers have obtained a summary judgement ruling that the World Trade Center property loss is a single occurrence.  Certain insureds have appealed that ruling, asking the court to determine that the property loss constituted two separate occurrences rather than one.  In addition, through separate litigation, the aviation losses could be deemed four separate events rather than three, for purposes of insurance and reinsurance coverage.  Even if the courts ultimately rule against us regarding the number of occurrences or events, we believe the additional amount of estimated after-tax losses, net of reinsurance, that we would record would not be material to our results of operations.

The original estimated losses in 2001 and the adjustments recorded in 2002 impacted our statements of operations as follows.  The tax expense or benefit was calculated at the statutory rate of 35%.

	Years Ended December 31
(In millions)	2002	2001
Premiums earned	$—	$83
Insurance losses and loss adjustment expenses	13	(1,115)
Operating and administrative expenses	—	91
Income (loss) from continuing operations, before income taxes	13	(941)
Income tax expense (benefit)	5	(329)
Income (loss) from continuing operations	$8	$(612)

The estimated net pretax impacts of the original losses recorded in 2001 and the adjustments recorded in 2002 were distributed among our property-liability business segments as follows.

(In millions)	Original 2001 Losses	2002 Adjustments	Net estimate at Dec. 31, 2002

Specialty Commercial	$52	$8	$60
Commercial Lines	139	(30)	109
Surety & Construction	2	—	2
International & Lloyd’s	95	(22)	73
Health Care	5	—	5
Reinsurance	556	24	580
Other	92	7	99
Total Property-Liability Insurance	$941	$(13)	$928

Through December 31, 2002, we paid a total of $307 million in net losses related to the terrorist attack since it occurred, including $242 million during the year ended December 31, 2002.

The Terrorism Risk Insurance Act of 2002 was signed into law in November 2002.  This temporary legislation remains in effect until December 31, 2005, and requires insurers to offer coverage for certain types of terrorist acts in their commercial property and liability insurance policies, and establishes a federal program to reimburse insurers for a portion of losses so insured.

December 2001 Strategic Review

In October 2001, we announced that we were undertaking a thorough review of each of our business operations under the direction of our new chief executive officer.  On completion of that review in December 2001, we announced a series of actions designed to improve our profitability.  The following summarizes the actions taken in 2002 as a result of the strategic review.

•                  We exited, on a global basis, all business underwritten in our Health Care segment through ceasing to write new business and the non-renewal of business upon policy expiration, in accordance with regulatory requirements.  We offered reporting endorsements to our insureds as or to the extent required.

•                  We substantially narrowed the product offerings and geographic presence of our reinsurance operation, and in the fourth quarter of 2002, we completed the transfer of our remaining ongoing reinsurance operations, including substantially all of the reinsurance business under contracts incepting during 2002, to Platinum.  See Note 2 for a discussion of that transaction.

•                  At Lloyd’s, we exited all of our casualty insurance and reinsurance business, in addition to U.S. surplus lines and certain non-marine reinsurance lines.  We continue to underwrite aviation, marine, property and personal insurance - including kidnap and ransom, accident and health, creditor and other personal specialty products.

•                  We also exited those countries where we were not likely to achieve competitive scale, and sold certain of these international operations.  We continue to underwrite business through our offices in Canada, the United Kingdom and Ireland, and we continue to underwrite surety business in Mexico through our subsidiary, Afianzadora Insurgentes.

•                  We reduced corporate overhead expenses, primarily through staff reductions.

In connection with these actions in the fourth quarter of 2001, we wrote off $73 million of goodwill related to businesses to be exited, of which $56 million related to our Health Care segment and $10 million related to our operations at Lloyd’s.  The remaining goodwill written off was related to our operations in Spain and Australia.  In addition, in the fourth quarter of 2001, we recorded $62 million pretax restructuring charge related to the termination of employees and other costs to exit these businesses.  See Note 18 for a discussion of this charge.

None of the exited operations we consider to be in runoff qualify as a “discontinued operation” for accounting purposes.  For the year ended December 2002, our runoff segments collectively accounted for $1.16 billion or 17% of our reported net written premiums, $1.92 billion, or 26% of our reported net earned premiums, and generated underwriting losses of $409 million (an amount that does not include investment income from the assets maintained to support these operations).

Acquisitions & Divestitures

Acquisitions

Professional and Financial Risk Practice (“ProFin”) Business - In December 2002, we purchased the right to seek renewal of the financial and professional services business previously underwritten by Royal & SunAlliance (“RSA”), without assuming past liabilities.  This business represents approximately $125 million in expiring premium.  The nominal cost of the acquisition was recorded as an intangible asset (characterized as renewal rights) and will be amortized on an accelerated basis over four years.

London Guarantee - In late March 2002, we completed our acquisition of London Guarantee Insurance Company (“London Guarantee,” now operating under the name “St. Paul Guarantee”), a Canadian specialty property-liability insurance company focused on providing surety products and management liability, bond, and professional indemnity products.  The total cost of the acquisition was approximately $80 million.  The preliminary allocation of this purchase price resulted in $20 million of goodwill and $37 million of other intangible assets.  We recorded $13 million of the goodwill and $26 million of the intangible assets (characterized as present value of future profits) in our Surety & Construction segment, with the remaining $7 million of goodwill and $11 million of the intangible assets in our International and Lloyd’s segment.  The intangible asset is being amortized on an accelerated basis over eight years.  The acquisition was funded through internally generated funds.

St. Paul Guarantee’s assets and liabilities were included in our consolidated balance sheet beginning June 30, 2002, and the results of their operations since the acquisition date were included in our consolidated statements of operations for the twelve months ended December 31, 2002.  St. Paul Guarantee produced net written premiums of $57 million and an underwriting loss of $6 million since the acquisition date.  In the fourth quarter we made a purchase accounting adjustment related to our deferred tax assumptions, which decreased goodwill by $2 million.

Fireman’s Fund Surety Business – In December 2001, we purchased the right to seek to renew surety bond business previously underwritten by Fireman’s Fund Insurance Company (“Fireman’s Fund”), without assuming past liabilities.  We paid Fireman’s Fund $10 million in 2001 for this right, which we recorded as an intangible asset and which we expect to amortize over nine years.  Based on the volume of business renewed during 2002, we expect to make a modest additional payment to Fireman’s Fund in the first quarter of 2003.  This amount was also recorded as an intangible asset in 2002 and will be amortized on an accelerated basis over the remaining life of the intangible asset.

Penco – In January 2001, we acquired the right to seek to renew a book of municipality insurance business from Penco, a program administrator for Willis North America Inc., for total consideration of $3.5 million, without assuming past liabilities.  We recorded that amount as an intangible asset and are amortizing it on an accelerated basis over five years.

MMI - In April 2000, we closed on our acquisition of MMI Companies, Inc. (“MMI”), a Deerfield, IL-based provider of medical services-related insurance products and consulting services. The transaction was accounted for as a purchase, with a total purchase price of approximately $206 million, in addition to the assumption of $165 million in preferred securities and debt. The final purchase price adjustments resulted in an excess of purchase price over net tangible assets acquired of approximately $85 million.

As part of the strategic review discussed in Note 5, we decided to exit the Health Care business, including that obtained through the MMI acquisition.  Accordingly, in December 2001, we wrote off $56 million in goodwill associated with the underwriting operations of MMI.  The remaining unamortized goodwill balance at December 31, 2001 of $8 million, which relates to the consulting business obtained in the purchase, was reclassified to an intangible asset effective January 1, 2002 in conjunction with the implementation of SFAS No. 141, “Business Combinations” (“SFAS No. 141”) and SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), as described in Note 22.  The unamortized balance of this intangible asset at December 31, 2002 was $7 million, which is being amortized on an accelerated basis over the remaining expected life of eighteen years.

Pacific Select - In February 2000, we closed on our acquisition of Pacific Select Insurance Holdings, Inc. and its wholly-owned subsidiary Pacific Select Property Insurance Co. (together, “Pacific Select”), a California insurer that sells earthquake coverage to California homeowners.  The transaction was accounted for as a purchase, at a cost of approximately $37 million, resulting in goodwill of approximately $11 million.

The remaining unamortized goodwill balance at December 31, 2001 of $9 million was reclassified to an intangible asset effective January 1, 2002 in conjunction with the implementation of SFAS Nos. 141 and 142, as described in Note 22.  The unamortized balance of this intangible asset at December 31, 2002 was $8 million, which is being amortized on an accelerated basis over the remaining expected life of eighteen years.

NWQ Investment Management Company, Inc. – In August 2002, Nuveen Investments purchased NWQ Investment Management Company, Inc. (“NWQ”), a Los Angeles-based equity management firm, with approximately $6.9 billion in assets under management.  The cost of the acquisition consisted of $120 million paid at closing and up to an additional $20 million payable over five years.  As of December 31, 2002, Nuveen Investments had $133 million recorded for goodwill and $22 million for the intangible asset, net of accumulated amortization, related to NWQ.  The intangible asset relates to customer relationships and is being amortized over nine years.

Symphony Asset Management – In July 2001, Nuveen Investments purchased Symphony Asset Management, LLC (“Symphony”), an institutional investment manager based in San Francisco, with approximately $4 billion in assets under management.  The 2001 preliminary allocation of the $208 million purchase price resulted in $151 million recorded as goodwill and $53 million recorded as other intangible assets.  In 2002, Nuveen Investments made a purchase accounting adjustment due to a revision in the valuation of Symphony, which resulted in a $9 million decrease in the intangible recorded and a corresponding increase in the goodwill recorded.  As of December 31, 2002, Nuveen Investments had $160 million recorded for goodwill and $41 million for net intangibles related to Symphony.  The majority of the intangible assets related to customer relationships that are being amortized over approximately 20 years.

Divestitures

In 2002, we sold our insurance operations in Spain, Argentina and, in Mexico, all of our operations except our surety business.  Proceeds from these sales totaled $29 million and we recorded a pretax gain of $4 million related to the sales.

Earnings Per Common Share

Years ended December 31	2002	2001	2000
(In millions, except per share amounts)

Earnings
Basic
Net income (loss), as reported	$218	$(1,088)	$993
Preferred stock dividends, net of taxes	(9)	(9)	(8)
Premium on preferred shares redeemed	(7)	(8)	(11)
Net income (loss) available to common shareholders	$202	$(1,105)	$974
Diluted
Net income (loss) available to common shareholders	$202	$(1,105)	$974
Dilutive effect of affiliates	(3)	—	—
Effect of dilutive securities:
Convertible preferred stock	7	—	6
Zero coupon convertible notes	3	—	3
Convertible monthly income preferred securities	—	—	5
Net income (loss) available to common shareholders	$209	$(1,105)	$988

Common Shares
Basic
Weighted average common shares outstanding	216	212	217

Diluted
Weighted average common shares outstanding	216	212	217
Weighted average effects of dilutive securities:
Stock options	2	—	3
Convertible preferred stock	6	—	7
Zero coupon convertible notes	2	—	2
Equity unit stock purchase contracts	1	—	—
Convertible monthly income preferred securities	—	—	4
Total	227	212	233

Earnings (Loss) Per Common Share
Basic	$0.94	$(5.22)	$4.50
Diluted	$0.92	$(5.22)	$4.24

The assumed conversion of preferred stock and zero coupon notes are each anti-dilutive to our net loss per share for the year ended December 31, 2001, and therefore not included in the EPS calculation.  The convertible monthly income preferred securities were fully converted or redeemed during 2000.

Investments

Valuation of Investments – The following presents the cost, gross unrealized appreciation and depreciation, and estimated fair value of our investments in fixed income securities, equities, venture capital and securities on loan.

December 31, 2002	Cost	Gross Unrealized Appreciation	Gross Unrealized Depreciation	Estimated Fair Value
(In millions)
Fixed income:
U.S. government	$1,054	$73	$(2)	$1,125
State and political subdivisions	4,263	350	(4)	4,609
Foreign governments	1,779	71	(2)	1,848
Corporate securities	6,482	433	(22)	6,893
Asset-backed securities	660	40	(17)	683
Mortgage-backed securities	1,940	90	—	2,030
Total fixed income	16,178	1,057	(47)	17,188
Equities	416	15	(37)	394
Venture capital	577	123	(119)	581
Securities on loan	764	47	(5)	806
Total	$17,935	$1,242	$(208)	$18,969

December 31, 2001	Cost	Gross Unrealized Appreciation	Gross Unrealized Depreciation	Estimated Fair Value
(In millions)
Fixed income:
U.S. government	$1,197	$74	$(1)	$1,270
State and political subdivisions	4,720	231	(3)	4,948
Foreign governments	1,168	44	(11)	1,201
Corporate securities	5,324	212	(43)	5,493
Asset-backed securities	445	12	(10)	447
Mortgage-backed securities	2,493	65	(6)	2,552
Total fixed income	15,347	638	(74)	15,911
Equities	1,415	107	(112)	1,410
Venture capital	766	210	(117)	859
Securities on loan	739	40	(4)	775
Total	$18,267	$995	$(307)	$18,955

Statutory Deposits – At December 31, 2002, our property-liability operation had fixed income investments with an estimated fair value of $973 million on deposit with regulatory authorities as required by law.

Restricted Investments – Our subsidiaries Unionamerica and St. Paul Re-U.K., are required, as accredited U.S. reinsurers, to hold certain investments in trust in the United States.  These trust funds had a fair value of $496 million at December 31, 2002.  Additionally, Unionamerica has funds deposited with third parties to be used as collateral to secure various liabilities on behalf of insureds, cedants and other creditors.  These funds had a fair value of $44 million at December 31, 2002.  We also have $386 million of other investments being used as collateral to secure our obligations under a series of insurance transactions.

Fixed Income by Maturity Date – The following table presents the breakdown of our fixed income securities by years to maturity. Actual maturities may differ from those stated as a result of calls and prepayments.

December 31, 2002	Amortized Cost	Estimated Fair Value
(In millions)
One year or less	$1,130	$1,155
Over one year through five years	4,463	4,777
Over five years through 10 years	3,814	4,105
Over 10 years	4,171	4,438
Asset-backed securities with various maturities	660	683
Mortgage-backed securities with various maturities	1,940	2,030
Total	$16,178	$17,188

Investment Transactions

Investment Activity - Following is a summary of our investment purchases, sales and maturities.

Years ended December 31	2002	2001	2000
(In millions)
Purchases
Fixed income	$6,019	$4,959	$2,489
Equities	776	1,737	2,168
Real estate and mortgage loans	3	27	3
Venture capital	192	287	446
Other investments	588	23	48
Total purchases	7,578	7,033	5,154
Proceeds from Sales and Maturities
Fixed income:
Sales	3,215	2,035	1,739
Maturities and redemptions	2,131	2,200	1,406
Equities	1,705	1,732	2,183
Real estate and mortgage loans	76	100	265
Venture capital	64	50	663
Other investments	8	164	34
Total sales and maturities	7,199	6,281	6,290
Net purchases (sales)	$379	$752	$(1,136)

Net Investment Income – Following is a summary of our net investment income.

Years ended December 31	2002	2001	2000
(In millions)
Fixed income	$1,068	$1,069	$1,090
Equities	11	16	16
Real estate and mortgage loans	77	115	91
Venture capital	(2)	(4)	(1)
Securities on loan	1	2	2
Other investments	5	3	4
Short-term investments	33	55	83
Total	1,193	1,256	1,285
Investment expenses	(24)	(39)	(23)
Net investment income	$1,169	$1,217	$1,262

Realized and Unrealized Investment Gains (Losses) – The following summarizes our pretax realized investment gains and losses, and the change in unrealized appreciation or depreciation of investments recorded in common shareholders’ equity and in comprehensive income.

Years ended December 31	2002	2001	2000
(In millions)
Pretax Realized Investment Gains (Losses)
Fixed income:
Gross realized gains	$191	$28	$29
Gross realized losses	(91)	(105)	(58)
Total fixed income	100	(77)	(29)
Equities:
Gross realized gains	116	276	296
Gross realized losses	(184)	(280)	(201)
Total equities	(68)	(4)	95
Real estate and mortgage loans	2	12	4
Venture capital	(200)	(43)	554
Other investments	1	18	8
Total pretax realized investment gains (losses)	$(165)	$(94)	$632

Change in Unrealized Appreciation
Fixed income	$446	$187	$457
Equities	(17)	(347)	(199)
Venture capital	(88)	(314)	(61)
Other	8	(80)	47
Total change in pretax unrealized appreciation on continuing operations	349	(554)	244
Change in deferred taxes	(120)	214	(88)
Total change in unrealized appreciation on continuing operations, net of taxes	229	(340)	156

Change in pretax unrealized appreciation on discontinued operations	—	26	63
Change in deferred taxes	—	(9)	(22)
Total change in unrealized appreciation on discontinued operations, net of taxes	—	17	41

Total change in unrealized appreciation, net of taxes	$229	$(323)	$197

Included in gross realized losses for our fixed income portfolio in 2002 and 2001 were impairment write-downs totaling $74 million and $77 million, respectively.  No such write-downs occurred in 2000.  Gross realized losses in our equity portfolio in 2002 included impairment write-downs of $26 million.  No such write-downs occurred in 2001 or 2000.  In our venture capital portfolio, impairment write-downs totaled $122 million, $88 million and $13 million in 2002, 2001 and 2000, respectively.  See Note 1 for additional information regarding our accounting policy for other-than-temporary investment impairments.

Derivative Financial Instruments

Derivative financial instruments include futures, forward, swap and option contracts and other financial instruments with similar characteristics.  We have had limited involvement with these instruments, primarily for purposes of hedging against fluctuations in foreign currency exchange rates and interest rates.  All investments, investment techniques and risk management strategies, including the use of derivative instruments, have some degree of market and credit risk associated with them.  We believe our derivatives’ market risk substantially offsets the market risk associated with fluctuations in interest rates, foreign currency exchange rates and market prices.  We seek to reduce our credit risk exposure by conducting derivative transactions only with reputable, investment-grade counterparties, and by seeking to avoid concentrations of exposure individually or with related parties.

Effective January 1, 2001, we adopted the provisions of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended (“SFAS No. 133”).  The statement requires the recognition of all derivatives as either assets or liabilities on the balance sheet, carried at fair value.  In accordance with the statement, derivatives are specifically designated into one of three categories based on their intended use, and the applicable category dictates the accounting for each derivative.  We have held the following derivatives, by category.

Fair Value Hedges – For the years ended December 31, 2002 and 2001, we have several pay-floating, receive-fixed interest rate swaps, with notional amounts totaling $730 million and $230 million, respectively.  They are designated as fair value hedges for a portion of our medium-term and senior notes, which we have entered into for the purpose of managing the effect of interest rate fluctuations on this debt.  The terms of the swaps match those of the debt instruments, and the swaps are therefore considered 100% effective.  The balance sheet impacts for years ended December 31, 2002 and 2001 from movements in interest rates were increases of $42 million and $8 million, respectively, in the fair value of the swaps and the related debt on the balance sheet, with the statement of operations impacts offsetting in both years.

Cash Flow Hedges – We have purchased forward foreign currency contracts that are designated as cash flow hedges.  They are utilized to minimize our exposure to fluctuations in foreign exchange rates from our expected foreign currency payments, and settlement of our foreign currency payables and receivables.  In the year ended December 31, 2002 we recognized a $1 million gain on the cash flow hedges, which is included in Other Comprehensive Income (“OCI”).  The comparable amount for the year ended December 31, 2001 was a $2 million loss.  The amounts included in OCI will be realized into earnings concurrent with the timing of the hedged cash flows, which is not expected to occur within the next twelve months.  For the year ended December 31, 2002, we did not recognize a gain or loss in the statement of operations.  For the year ended December 31, 2001 we recognized a realized loss of less than $1 million in the statement of operations, representing the portion of the forward contracts deemed ineffective.

The accumulated changes in OCI as a result of cash flow hedges for 2002 (net of taxes) are summarized as follows.

Year ended December 31,	2002
(in millions)
Beginning balance	$(2)
Net gains from cash flow hedges	1
Ending balance	$(1)

Non-Hedge Derivatives - We have other financial instruments that are considered to be derivatives, but which are not designated as hedges.  These include our investment in stock purchase warrants of Platinum, received as partial consideration from the sale of our reinsurance business (see Note 2), and stock warrants in our venture capital business.  For the years ended December 31, 2002 and 2001 we recorded $13 million and $3 million, respectively, of realized gains in continuing operations related to those non-hedge derivatives.  For those same periods we also recorded a loss of $22 million and a gain of $17 million, respectively, of income from discontinued operations relating to non-hedge derivatives associated with the sale of our life insurance business.

Derivative-type Investments Accounted for Under EITF 99-2

We have also offered insurance products that are accounted for as weather derivatives accounted for under EITF 99-2, “Accounting for Weather Derivatives,” which provides for accounting similar to that for SFAS No. 133 derivatives.  The net impact to our statement of operations of these insurance products in 2002 and 2001, was a gain of less than $1 million and a $2 million loss, respectively.  As part of our December 2001 strategic review, we determined that we would no longer issue this type of product.  At December 31, 2002, we had one remaining contract outstanding, with total maximum exposure of less than $1 million.

Reserves for Losses and Loss Adjustment Expenses

Reconciliation of Loss Reserves – The following table represents a reconciliation of beginning and ending consolidated property-liability insurance loss and loss adjustment expense (“LAE”) reserves for each of the last three years.

Years ended December 31	2002	2001	2000
(In millions)
Loss and LAE reserves at beginning of year, as reported	$22,101	$18,196	$17,720
Less reinsurance recoverables on unpaid losses at beginning of year	(6,848)	(4,651)	(3,678)
Net loss and LAE reserves at beginning of year	15,253	13,545	14,042
Activity on reserves of discontinued operations:
Losses incurred	7	17	(4)
Losses paid	(67)	(131)	(141)
Net activity	(60)	(114)	(145)
Net reserves of acquired companies	57	—	984
Provision for losses and LAE for claims incurred on continuing operations:
Current year	4,996	6,902	4,178
Prior years	999	577	(265)
Total incurred	5,995	7,479	3,913
Losses and LAE payments for claims incurred on continuing operations:
Current year	(1,033)	(1,125)	(970)
Prior years	(5,359)	(4,443)	(4,138)
Total paid	(6,392)	(5,568)	(5,108)
Unrealized foreign exchange gain	(4)	(89)	(141)
Net loss and LAE reserves at end of year	14,849	15,253	13,545
Plus reinsurance recoverables on unpaid losses at end of year	7,777	6,848	4,651
Loss and LAE reserves at end of year, as reported	$22,626	$22,101	$18,196

During 2002, we recorded a total of $1 billion in provisions for losses and LAE for claims incurred in prior years, including $472 million in our Commercial Lines segment related to the Western MacArthur asbestos settlement agreement, $217 million in our Surety & Construction segment, $168 million in our Other segment and $97 million in our Health Care segment.

Health Care Exposures.  During 2002, we concluded that the impact of settling Health Care claims in a runoff environment was causing abnormal effects on our average paid claims, average outstanding claims, and the amount of average case reserves established for new claims – all of which are traditional statistics used by our actuaries to develop indicated ranges of expected loss.  Considering these changing statistics, we developed varying interpretations of the underlying data, which added more uncertainty to our evaluation of these reserves.  It is our belief that this additional data, when evaluated in light of the impact of our migration to a runoff environment, supports our view that we will realize significant savings on our ultimate Health Care claim costs.

During the fourth quarter of 2002, we established specific tools and metrics to more explicitly monitor and validate our key assumptions supporting our Health Care reserve conclusions, to supplement our traditional statistics and reserving methods.  The tools developed track the three primary metrics which are influencing our expectations, which are: a) newly reported claims, b) reserve development on known claims, and c) the redundancy ratio comparing the cost of resolving claims to the reserve established for individual claim.

While recent results of these indicators support our view that we have recorded a reasonable provision for our Health Care reserves as of December 31, 2002, there is a reasonable possibility that we may incur additional adverse prior-year development if these indicators significantly change from our current expectations, and could result in additional loss provisions of up to $250 million.

During 2001, we recorded significant prior-year loss provisions for our Health Care segment.  In 2001, loss activity continued to increase not only for the years 1995 through 1997, but also 1998, and early activity on claims incurred in 1999 through 2001 indicated an increase in severity for those years.  Those developments led us to a much different view of loss development in this segment, which in turn caused us to record provisions for prior year losses totaling $735 million in 2001.  Excluding this specific increase, the change in the prior-year loss provision was a reduction of $158 million.  At the end of 2001, we announced our intention to exit, on a global basis, all business underwritten in our Health Care segment through ceasing to write new business and the non-renewal of business upon policy expiration, in accordance with regulatory requirements.  In 2000, loss trends in this segment had indicated an increase in the severity of claims incurred in the 1995 through 1997 accident years.  Accordingly, we recorded a $225 million provision for prior-year losses, $77 million of which was recorded by MMI prior to our acquiring it in 2000.

Surety Exposures.  Within our surety operations, we have exposures related to a small number of accounts which are in various stages of bankruptcy proceedings.  In addition, certain other accounts have experienced deterioration in creditworthiness since we issued bonds to them.  Given the current economic climate and its impact on these companies, we may experience an increase in claims and, possibly, incur high severity losses.  Such losses would be recognized in the period in which the claims are filed and determined to be a valid loss under the provisions of the surety bond issued.

With regard to commercial surety bonds issued on behalf of companies operating in the energy trading sector (excluding Enron Corporation), our aggregate pretax exposure net of facultative reinsurance, is with six companies for a total of approximately  $425 million ($356 million of which is from gas supply bonds), an amount which will decline over the contract periods.  The largest individual exposure approximates $192 million (pretax).  These companies all continue to perform their bonded obligations and, therefore, no claims have been filed.

With regard to commercial surety bonds issued on behalf of companies currently in bankruptcy, our largest individual exposure, pretax and before estimated reinsurance recoveries, approximated $120 million as of December 31, 2002.  Although no claims have been filed for this account, it is reasonably possible that a claim will be filed for up to $40 million, the full amount of one bond related to this exposure.  Based on the availability of reinsurance and other factors, we do not believe that such a claim would materially impact our after-tax results of operations.  Our remaining exposure to this account consists of approximately $80 million in bonds securing certain workers’ compensation obligations.  To date, no claims have been asserted against these workers’ compensation bonds and we currently have insufficient information to estimate the amount of any claims that might be asserted in the future.  To the extent that claims are made under these workers’ compensation bonds, we believe that they would likely be asserted for amounts lower than the face amounts, and settled on a present value basis.

In addition to the exposures discussed above with respect to energy trading companies and companies in bankruptcy, our commercial surety business as of December 31, 2002 included eight accounts with gross pretax bond exposures greater than $100 million each, before reinsurance.  The majority of these accounts have investment grade ratings, and all accounts continue to perform their bonded obligations.

Discontinued Operations.  The “activity on reserves of discontinued operations” represents certain activity related to the 1999 sale of our standard personal insurance business.  The reserve balances associated with certain portions of the business sold are included in our total reserves, but the related incurred losses are excluded from continuing operations in our statements of operations for all periods presented, and included in discontinued operations.  See Note 15 for a discussion of reserve guarantees we made related to this sale.

Environmental and Asbestos Reserves – Our underwriting operations continue to receive claims under policies written many years ago alleging injury or damage from environmental pollution or seeking payment for the cost to clean up polluted sites. We have also received asbestos injury claims tendered under general liability policies.

The following table summarizes the environmental and asbestos reserves reflected in our consolidated balance sheet at December 31, 2002 and 2001.  Amounts in the “net” column represent gross amounts reduced by consolidated reinsurance recoverables.  See Note 3 for a discussion of a significant asbestos litigation settlement agreement.

	2002		2001
December 31	Gross	Net	Gross	Net
(In millions)
Environmental	$370	$298	$604	$519
Asbestos	1,245	778	577	387
Total environmental and asbestos reserves	$1,615	$1,076	$1,181	$906

Late in 2001, we hired a new Executive Vice President of Claims, with extensive experience with environmental and asbestos claims handling and environmental and asbestos reserves, who conducted a summary level review of our environmental and asbestos reserves.  As a result of observations made in this review, we undertook more detailed actuarial and claims analyses of environmental reserves.  No adjustment to reserves was made in the fourth quarter of 2001, since management did not have a sufficient basis for making an adjustment until such supplemental analyses were completed, and we believed our environmental and asbestos reserves were adequate as of December 31, 2001.

Our historical methodology (through first quarter 2002) for reviewing the adequacy of environmental and asbestos reserves utilized a survival ratio method, which considers ending reserves in relation to calendar year paid losses.  When the environmental reserve analyses were completed in the second quarter of 2002, we supplemented our survival ratio analysis with the detailed additional analyses referred to above, and concluded that our environmental reserves were redundant by approximately $150 million.  Based on our additional analyses, we released approximately $150 million of environmental reserves in the second quarter of 2002.  Had we continued to rely solely on our survival ratio analysis, we would have recorded no adjustment to our environmental reserves through the six months ended June 30, 2002.

In the second quarter of 2002, we also supplemented our survival ratio analysis of asbestos reserves with a detailed claims analysis.  We determined that, excluding the impact of the Western MacArthur settlement, our asbestos reserves were adequate; however, including that impact, we determined that our asbestos reserves were inadequate.  As a result, gross and net asbestos reserves were increased $150 million.

Income Taxes

Income Tax Expense (Benefit) - Income tax expenses or benefits are recorded in various places in our consolidated financial statements. A summary of the amounts and places follows.

Years ended December 31	2002	2001	2000
(In millions)
Statements of Operations
Expense (benefit) on continuing operations	$(73)	$(422)	$431
Expense on cumulative effect of accounting change	6	—	—
Expense on operating loss of discontinued operations	—	—	10
Expense (benefit) on gain or loss on disposal of discontinued operations	(17)	37	(6)
Total income tax expense (benefit) included in consolidated statements of operations	(84)	(385)	435

Common Shareholders’ Equity
Expense (benefit) relating to stock-based compensation and the change in unrealized appreciation on investments and unrealized foreign exchange	117	(218)	86
Total income tax expense (benefit) included in consolidated financial statements	$33	$(603)	$521

Components of Income Tax Expense (Benefit) - The components of income tax expense (benefit) on continuing operations are as follows.

Years ended December 31	2002	2001	2000
(In millions)
Federal current tax expense (benefit)	$7	$(303)	$19
Federal deferred tax expense (benefit)	(141)	(81)	372
Total federal income tax expense (benefit)	(134)	(384)	391
Foreign income tax expense (benefit)	55	(48)	26
State income tax expense	6	10	14
Total income tax expense (benefit) on continuing operations	$(73)	$(422)	$431

Our Tax Rate is Different from the Statutory Rate – Our total income tax expense (benefit) on income (loss) from continuing operations differs from the statutory rate of 35% of income from continuing operations before income taxes as shown in the following table.

Years ended December 31	2002	2001	2000
(In millions)
Federal income tax expense (benefit) at statutory rate	$62	$(501)	$490
Increase (decrease) attributable to:
Nontaxable investment income	(76)	(85)	(95)
Valuation allowance	27	74	—
Foreign operations	(89)	44	18
Goodwill	—	30	4
Employee stock ownership plan	(4)	(4)	(4)
State income taxes, net of federal benefit	4	7	9
Other	3	13	9
Total income tax expense (benefit) on continuing operations	$(73)	$(422)	$431
Effective tax rate on continuing operations	N.M. *	29.5%	30.8%

* Not meaningful.

Major Components of Deferred Income Taxes on Our Balance Sheet - Differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements that will result in taxable or deductible amounts in future years are called temporary differences.  The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities are presented in the following table.

December 31	2002	2001
(In millions)
Deferred Tax Assets
Loss reserves	$715	$792
Unearned premium reserves	182	193
Alternative minimum tax credit carryforwards	79	124
Net operating loss carryforwards	909	496
Deferred compensation	114	113
Other	514	612
Total gross deferred tax assets	2,513	2,330
Less valuation allowance	(133)	(106)
Net deferred tax assets	2,380	2,224

Deferred Tax Liabilities

Unrealized appreciation of investments	326	218
Deferred acquisition costs	178	218
Real estate	102	132
Prepaid compensation	141	92
Other	366	316
Total gross deferred tax liabilities	1,113	976
Total deferred income taxes	$1,267	$1,248

If we believe that any of our deferred tax assets will not result in future tax benefits, we must establish a valuation allowance for the portion of these assets that we think will not be realized. The net change in the valuation allowance for deferred tax assets was an increase of $27 million in 2002, and an increase of $74 million in 2001, both relating to our foreign operations.  Based predominantly upon a review of our anticipated future earnings, but also including all other available evidence, both positive and negative, we have concluded it is “more likely than not” that our net deferred tax assets will be realized.

Net Operating Loss (“NOL”) and Foreign Tax Credit (“FTC”) Carryforwards - For tax return purposes, as of December 31, 2002, we had NOL carryforwards that expire, if unused, in 2005-2022 and FTC carryforwards that expire, if unused, in 2005-2007. The amount and timing of realizing the benefits of NOL and FTC carryforwards depend on future taxable income and limitations imposed by tax laws. The approximate amounts of those NOLs on a regular tax basis and an alternative minimum tax (“AMT”) basis were $2.6 billion and $1 billion, respectively. The approximate amounts of the FTCs both on a regular tax basis and an AMT basis were $12 million. The benefits of the NOL and FTC carryforwards have been recognized in our consolidated financial statements.

Undistributed Earnings of Subsidiaries - U.S. income taxes have not been provided on $67 million of our foreign operations’ undistributed earnings as of December 31, 2002, as such earnings are intended to be permanently reinvested in those operations.  Furthermore, any taxes paid to foreign governments on these earnings may be used as credits against the U.S. tax on any dividend distributions from such earnings.

We have not provided taxes on approximately $402 million of undistributed earnings related to our majority ownership of Nuveen Investments as of December 31, 2002, because we currently do not expect those earnings to become taxable to us.

IRS Examinations – During 1998 we merged with USF&G Corporation (“USF&G”).  The IRS is currently examining USF&G’s pre-merger consolidated returns for the years 1994 through 1997. The IRS has examined The St. Paul’s pre-merger consolidated returns through 1997 and is currently examining the years 1998 through 2000.  We believe that any additional taxes assessed as a result of these examinations would not materially affect our overall financial position, results of operations or liquidity.

Capital Structure

The following summarizes our capital structure, including debt, preferred securities, and equity instruments.

December 31	2002	2001
(In millions)
Debt	$2,713	$2,130
Company-obligated mandatorily redeemable preferred securities of trusts holding solely subordinated debentures of the Company	889	893
Preferred shareholders’ equity	65	58
Common shareholders’ equity	5,681	5,056
Total capital	$9,348	$8,137
Ratio of debt obligations to total capital	29%	26%

Debt

Debt consists of the following.

	2002		2001
December 31	Book Value	Fair Value	Book Value	Fair Value
(In millions)
Medium-term notes	$523	$559	$571	$596
5-3/4% senior notes	499	515	—	—
5-1/4% senior notes	443	461	—	—
Commercial paper	379	379	606	606
7-7/8% senior notes	249	274	249	269
8-1/8% senior notes	249	280	249	275
Zero coupon convertible notes	107	110	103	106
7-1/8% senior notes	80	87	80	84
Nuveen Investments line of credit borrowings	55	55	183	183
Variable rate borrowings	64	64	64	64
Real estate mortgages	—	—	2	2
Total debt obligations	2,648	2,784	2,107	2,185
Fair value of interest rate swap agreements	65	65	23	23
Total debt reported on balance sheet	$2,713	$2,849	$2,130	$2,208

Compliance – We were in compliance with all provisions of our debt covenants as of December 31, 2002 and 2001.

Fair Value of Debt Obligations - The fair values of our commercial paper and a portion of Nuveen Investments’ line of credit borrowings approximated their book values because of their short-term nature.  The fair value of our variable rate borrowings approximated their book values due to the floating interest rates of these instruments.  For our other debt, which has longer terms and fixed interest rates, our fair value estimate was based on current interest rates available on debt securities in the market that have terms similar to ours.

Medium-Term Notes - The medium-term notes bear interest rates ranging from 5.9% to 8.4%, with a weighted average rate of 6.8%. Maturities range from five to 15 years after the issuance dates.  During 2002, medium-term notes having a par value of $49 million matured and payments at maturity were funded with internally generated funds.

5-1/4% Senior Notes – In July 2002, concurrent with the common stock issuance described on page 41 of this report, we issued 8.9 million equity units, each having a stated amount of $50, for gross consideration of $443 million.  Each equity unit initially consists of a forward purchase contract for the company’s common stock (maturing in 2005), and an unsecured $50 senior note of the company (maturing in 2007).  Total annual distributions on the equity units are at the rate of 9.00%, consisting of interest on the note at a rate of 5.25% and fee payments under the forward contract of 3.75%.  The forward contract requires the investor to purchase, for $50, a variable number of shares of our common stock on the settlement date of August 16, 2005.  The $46 million present value of the forward contract fee payments was recorded as a reduction to our reported common shareholders’ equity.  The number of shares to be purchased will be determined based on a formula that considers the average trading price of the stock immediately prior to the time of settlement in relation to the $24.20 per share price at the time of the offering.  Had the settlement date been December 31, 2002, we would have issued approximately 15 million common shares based on the average trading price of our common stock immediately prior to that date.  The majority of proceeds from the offering were contributed as capital to our insurance underwriting subsidiaries, with the balance being used for general corporate purposes.

5-3/4% Senior Notes – In March 2002, we issued $500 million of senior notes due in 2007.  Proceeds from the issuance were primarily used to repay a portion of our commercial paper outstanding.

7-7/8% Senior Notes – In April 2000, we issued $250 million of senior notes due April 15, 2005.  Proceeds were used to repay commercial paper debt and for general corporate purposes.

8-1/8% Senior Notes – Also in April 2000, we issued $250 million of senior notes due April 15, 2010. Proceeds were used to repay commercial paper debt and for general corporate purposes.

Nuveen Investments’ Line of Credit Borrowings – In 2000, Nuveen Investments, our asset management subsidiary, entered into a $250 million revolving line of credit that extends through August 2003.  The line is divided into two equal facilities, one of which has a three-year term; the other is renewable in 364 days.  At December 31, 2001, Nuveen Investments had two borrowings under this facility, including $125 million under the three-year facility and $58 million under the 364-day facility.  In July 2002, Nuveen Investments entered into and fully drew down a $250 million revolving line of credit with The St. Paul.  Nuveen Investments used a portion of the proceeds to reduce the amount of debt outstanding on its revolving bank line of credit from $183 million at the end of June 2002 to $55 million at December 31, 2002.  At December 31, 2002, the weighted average interest rate on debt outstanding under its bank line of credit was approximately 2.0%, compared with 3.1% at the end of 2001.

Commercial Paper - We maintain an $800 million commercial paper program with $600 million of back-up liquidity, consisting of bank credit agreements totaling $540 million and $60 million of highly-liquid, high-quality fixed income securities.  Interest rates on commercial paper issued in 2002 ranged from 1.4% to 2.1%; in 2001 the range was 1.1% to 6.7%; and in 2000 the range was 5.5% to 6.7%.

Zero Coupon Convertible Notes - The zero coupon convertible notes mature in 2009, but were redeemable beginning in 1999 for an amount equal to the original issue price plus accreted original issue discount.  In addition, on March 3, 1999 and March 3, 2004, the holders of the zero coupon convertible notes had/have the right to require us to purchase their notes for the price of $640.82 and $800.51, respectively, per $1,000 of principal amount due at maturity. In 1999, we repurchased approximately $34 million face amount of the zero coupon convertible notes, for a total cash consideration of $21 million.

7-1/8% Senior Notes - The 7-1/8% senior notes mature in 2005.

Variable Rate Borrowings – A number of our real estate entities are parties to variable rate loan agreements aggregating $64 million.  The borrowings mature in the year 2030, with principal paydowns starting in the year 2006.  The interest rate is set weekly by a third party, and was 2.05% at December 31, 2002 and 2.7% at December 31, 2001.

Interest Rate Swap Agreements – At December 31, 2002 and 2001, we were party to a number of interest rate swap agreements with a total notional amount of $730 million and $230 million, respectively, related to several of our outstanding debt issues.  The net effect of the swaps was to reduce our interest expense in 2002 and 2001 by  $21 million and $7 million, respectively.  The aggregate fair values of these swap agreements at December 31, 2002 and 2001 were assets of $65 million and $23 million, respectively.  Prior to our adoption of SFAS No. 133, as amended, on January 1, 2001, the fair value of these swap agreements was not recorded on our balance sheet.  Upon adoption, we reflected the fair value of these swap agreements as an increase to other assets and a corresponding increase to debt on our balance sheet, with the statement of operations impacts offsetting.

8-3/8% Senior Notes - In June 2001, our $150 million of 8-3/8% senior notes matured.  The repayment of these notes was funded through a combination of internally generated funds and the issuance of commercial paper.

Interest Expense – Our net interest expense on debt was $112 million in 2002, $110 million in 2001 and $115 million in 2000.

Maturities - The amount of debt obligations, other than commercial paper, that become due in each of the next five years is as follows: 2003, $67 million; 2004, $110 million; 2005, $429 million; 2006, $59 million; and 2007, $1,015 million.

Company-Obligated Mandatorily Redeemable Preferred Securities of Trusts Holding Solely Subordinated Debentures of the Company

In November 2001, St. Paul Capital Trust I issued 23,000,000 trust preferred securities, generating gross proceeds of $575 million.  St. Paul Capital Trust I had been formed for the sole purpose of issuing these securities.  The proceeds were used to buy The St. Paul’s junior subordinated debentures.  The Trust Preferred Securities pay a quarterly distribution at an annual rate of 7.6% of each security’s liquidation amount of $25.  The St. Paul’s debentures have a mandatory redemption date of October 15, 2050, but we can redeem them on or after November 13, 2006.  The proceeds of such redemptions will be used to redeem a like amount of Trust Preferred Securities.

In 1995, we issued, through St. Paul Capital L.L.C. (“SPCLLC”), 4,140,000 company-obligated mandatorily redeemable preferred securities, generating gross proceeds of $207 million. These securities were also known as convertible monthly income preferred securities (“MIPS”). The MIPS paid a monthly distribution at an annual rate of 6% of the liquidation preference of $50 per security.  During 2000, SPCLLC provided notice to the holders of the MIPS that it was exercising its right to cause the conversion rights of the owners of the MIPS to expire. The MIPS were convertible into 1.6950 shares of our common stock (equivalent to a conversion price of $29.50 per share).  Prior to the expiration date, holders of over 99% of the MIPS exercised their conversion rights and, in August 2000, we issued 7,006,954 common shares in connection with the conversion.  The remaining MIPS were redeemed for cash at $50 per security, plus accumulated preferred distributions.

In connection with our purchase of MMI in April 2000, we assumed all obligations under their preferred securities.  In December 1997, MMI issued $125 million of 30-year mandatorily redeemable preferred securities through MMI Capital Trust I, formed for the sole purpose of issuing the securities.  The preferred securities pay a preferred distribution of 7-5/8% semi-annually in arrears, and have a mandatory redemption date of December 15, 2027.

In 1997 and 1996, USF&G issued three series of preferred securities. After consummation of the merger with USF&G in 1998, The St. Paul assumed all obligations relating to these preferred securities. These Series A, Series B and Series C Capital Securities were issued through separate wholly-owned business trusts (“USF&G Capital I,” “USF&G Capital II,” and “USF&G Capital III,” respectively) formed for the sole purpose of issuing the securities.  We have effectively fully and unconditionally guaranteed all obligations of the three business trusts.

In December 1996, USF&G Capital I issued 100,000 shares of 8.5% Series A Capital Securities, generating gross proceeds of $100 million. The proceeds were used to purchase $100 million of USF&G Corporation 8.5% Series A subordinated debentures, which mature on December 15, 2045. The debentures are redeemable under certain circumstances related to tax events at a price of $1,000 per debenture. The proceeds of such redemptions will be used to redeem a like amount of the Series A Capital Securities.

In January 1997, USF&G Capital II issued 100,000 shares of 8.47% Series B Capital Securities, generating gross proceeds of $100 million. The proceeds were used to purchase $100 million of USF&G Corporation 8.47% Series B subordinated debentures, which mature on January 10, 2027. The debentures are redeemable at our option at any time beginning in January 2007 at scheduled redemption prices ranging from $1,042 to $1,000 per debenture. The debentures are also redeemable prior to January 2007 under certain circumstances related to tax and other special events. The proceeds of such redemptions will be used to redeem a like amount of the Series B Capital Securities.

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

In 2002, we repurchased and retired $4 million of the MMI trust securities.  In 2001, we repurchased and retired $20 million of USF&G Capital I securities.  Purchases in both years were done in open market transactions.

Our total distribution expense related to all of these preferred securities was $70 million in 2002, $33 million in 2001, and $31 million in 2000.

Preferred Shareholders’ Equity

The preferred shareholders’ equity on our balance sheet represents the par value of preferred shares outstanding that we issued to our Stock Ownership Plan (“SOP”) Trust, less the remaining principal balance on the SOP Trust debt. The SOP Trust borrowed funds from a U.S. underwriting subsidiary to finance the purchase of the preferred shares, and we guaranteed the SOP debt.

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

Common Shareholders’ Equity

Common Stock and Reacquired Shares - We are governed by the Minnesota Business Corporation Act. All authorized shares of voting common stock have no par value. Shares of common stock reacquired are considered unissued shares. The number of authorized shares of the company is 480 million.

We reacquired significant numbers of our common shares in 2001 and 2000 for total costs of $589 million and $536 million, respectively. We reduced our capital stock account and retained earnings for the cost of these repurchases.  Share repurchases in 2002 were minimal, primarily

Issuance of Common Shares - In July 2002, we sold 17.8 million of our common shares in a public offering for gross consideration of $431 million, or $24.20 per share.

related to stock incentive plans.

A summary of our common stock activity for the last three years is as follows.

Years ended December 31	2002	2001	2000
Shares outstanding at beginning of year	207,624,375	218,308,016	224,830,894
Shares issued:
Public offering	17,825,000	—	—
Stock incentive plans and other	1,035,326	2,012,533	3,686,827
Conversion of preferred stock	331,513	287,442	661,523
Conversion of MIPS	—	—	7,006,954
Reacquired shares	(17,757)	(12,983,616)	(17,878,182)
Shares outstanding at end of year	226,798,457	207,624,375	218,308,016

Undesignated Shares - Our articles of incorporation allow us to issue five million undesignated shares. The board of directors may designate the type of shares and set the terms thereof. The board designated 1,450,000 shares as Series B Convertible Preferred Stock in connection with the formation of our Stock Ownership Plan.

Dividend Restrictions – We primarily depend on dividends from our subsidiaries to pay dividends to our shareholders, service our debt, and pay expenses.  St. Paul Fire and Marine Insurance Company (“Fire and Marine”) is our lead U.S. property-liability underwriting subsidiary and its dividend paying capacity is limited by the laws of Minnesota, its state of domicile. Business and regulatory considerations may impact the amount of dividends actually paid.   Approximately $505 million will be available to us from payment of ordinary dividends by Fire and Marine in 2003. Any dividend payments beyond the $505 million limitation would require prior approval of the Minnesota Commissioner of Commerce. Fire and Marine’s ability to receive dividends from its direct and indirect underwriting subsidiaries is subject to restrictions under the laws of their respective states or other jurisdictions of domicile.  We received no cash dividends from our U.S. property-liability underwriting subsidiaries in 2002.  During 2001, we received dividends in the form of cash and securities of $827 million from our U.S. underwriting subsidiaries.

14

Retirement Plans

During 2000, our U.S. employees hired prior to January 1, 2001 were given the choice of remaining subject to our traditional pension formula and traditional postretirement healthcare benefits plan, or switching to a new cash balance pension formula and/or cash balance retiree health formula.  Employees choosing to switch to the cash balance formula(s) were credited with opening balances effective January 1, 2001.  Employees hired after December 31, 2000 are automatically subject to the cash balance formulas.  During 2002, as part of making further changes to our benefit plans, employees hired prior to January 1, 2001 were given another choice between our new traditional pension formula and a new cash balance pension formula.

The traditional pension plan and cash balance pension formulas were amended effective January 1, 2003, which reduced the projected benefit obligation by $84 million at December 31, 2002.  In addition, the postretirement medical plan was amended effective January 1, 2003. As a result, postretirement life insurance coverage was eliminated for active employees, and employees who were not within five years of retirement eligibility were switched to the cash balance retiree health formula from the traditional post-retirement healthcare benefits plan.  These actions reduced the accumulated postretirement benefit obligation by $22 million.

Defined Benefit Pension Plans - We maintain funded defined benefit pension plans for most of our employees.  For those employees who have elected to remain subject to the traditional pension formula, benefits are based on years of service and the employee’s compensation while employed by the company.  Pension benefits generally vest after five years of service.

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

Our pension plans are noncontributory.  This means that employees do not pay anything into the plans.  Our funding policy is to contribute amounts at least sufficient to meet the minimum funding requirements of the Employee Retirement Income Security Act that can be deducted for federal income tax purposes.  This may result in no contribution being made in a particular year.

Plan assets are invested primarily in equities and fixed income securities, and included 804,035 shares of our common stock with a market value of $27 million and $35 million at December 31, 2002 and 2001, respectively.

We maintain noncontributory, unfunded pension plans to provide certain company employees with pension benefits in excess of limits imposed by federal tax law.

Postretirement Benefits Other Than Pension - We provide certain health care and life insurance benefits for retired employees (and their eligible dependents), who have elected to remain subject to the traditional formula.  We currently anticipate that most covered employees will become eligible for these benefits if they retire while working for us.  The cost of these benefits is shared with the retiree.  The benefits are generally provided through our employee benefits trust, to which periodic contributions are made to cover benefits paid during the year.  We accrue postretirement benefits expense during the period of the employee’s service.

A health care inflation rate of 9.00% was assumed to change to 8.00% in 2003; decrease one percent annually to 5.00% in 2006; and then remain at that level.  A one-percentage-point change in assumed health care cost trend rates would have the following effects.

(In millions)	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total of service and interest cost components	$2	$(2)
Effect on postretirement benefit obligation	$23	$(19)

For those employees covered under the cash balance retiree health formula, we maintain a cash balance retiree health account (“health account”) to measure the amount of benefits payable to an employee.  For each plan year an employee is an active participant, the health account is increased for pay credits and interest credits.  Pay credits are calculated based on pensionable earnings up to the Social Security taxable wage base for the plan year and added to the health account on the first day of the next plan year.  Interest credits are added at the end of each calendar quarter.

These benefits vest after five years of service.  If an employee is vested under the cash balance formula when their employment with us ends, they are eligible to receive the amount in their health account.  Our obligations under this plan are accounted for under, and included in the 2002 results of, the defined benefit pension plan.

All Plans - The following tables provide a reconciliation of the changes in the plans’ benefit obligations and fair value of assets over the two-year period ended December 31, 2002, and a statement of the funded status as of December 31, of 2002 and 2001.

	Pension Benefits		Postretirement Benefits
(In millions)	2002	2001	2002	2001
Change in benefit obligation:
Benefit obligation at beginning of year	$1,013	$995	$211	$221
Service cost	39	35	5	4
Interest cost	69	67	18	15
Plan amendment	(84)	3	(22)	—
Actuarial (gain) loss	48	(47)	45	11
Foreign currency exchange rate change	4	—	—	—
Acquisition	—	—	—	—
Benefits paid	(79)	(64)	(16)	(16)
Curtailment loss (gain)	8	24	(9)	(24)
Benefit obligation at end of year	$1,018	$1,013	232	$211

Change in plan assets:
Fair value of plan assets at beginning of year	$1,048	$1,234	$24	$23
Actual return on plan assets	(86)	(126)	3	1
Foreign currency exchange rate change	4	—	—	—
Acquisition	—	—	—	—
Employer contribution	158	4	16	16
Benefits paid	(79)	(64)	(16)	(16)
Fair value of plan assets at end of year	$1,045	$1,048	27	$24

Funded status (at December 31)	$26	$35	$(205)	$(187)
Unrecognized transition asset	—	—	—	—
Unrecognized prior service cost (benefit)	(83)	1	(20)	2
Unrecognized net actuarial loss	468	243	57	16
Prepaid (accrued) benefit cost	$411	$279	$(168)	$(169)

Weighted average assumptions as of December 31:
Discount rate	6.50%	7.00%	6.50%	7.00%
Expected return on plan assets	8.50%	10.00%	6.00%	7.00%
Rate of compensation increase	4.00%	4.00%	4.00%	4.00%

The following table provides the components of our net periodic benefit cost for the years 2002, 2001 and 2000.

	Pension Benefits			Postretirement Benefits
(In millions)	2002	2001	2000	2002	2001	2000
Components of net periodic benefit cost:
Service cost	$39	$35	$28	$5	$4	$5
Interest cost	69	67	63	18	15	14
Expected return on plan assets	(104)	(122)	(125)	(2)	(2)	(2)
Amortization of transition asset	—	(1)	(2)	—	—	—
Amortization of prior service cost	—	(3)	(3)	—	—	1
Recognized net actuarial loss (gain)	13	4	(2)	3	—	—
Net periodic pension cost (income)	17	(20)	(41)	24	17	18
Curtailment loss (gain)	9	17	—	(9)	(17)	—
Net periodic benefit cost (income) after curtailment	$26	$(3)	$(41)	15	$—	$18

Stock Ownership Plan

As of January 1, 1998, the Preferred Stock Ownership Plan (“PSOP”) and the Employee Stock Ownership Plan (“ESOP”) were merged into The St. Paul Companies, Inc. Stock Ownership Plan (“SOP”).  The plan allocates preferred shares semiannually to those employees participating in our Savings Plus Plan. Under the SOP, we match 100% of employees’ contributions up to a maximum of 4% of their salary.  We also allocate preferred shares equal to the value of dividends on previously allocated shares. Additionally, this plan now provides an opportunity for an annual allocation to qualified U.S. employees based on company performance.

To finance the preferred stock purchase for future allocation to qualified employees, the SOP (formerly the PSOP) borrowed $150 million at 9.4% from our primary U.S. underwriting subsidiary.  As the principal and interest of the trust’s loan is paid, a pro rata amount of our preferred stock is released for allocation to participating employees.  Each share of preferred stock pays a dividend of $11.72 annually and is currently convertible into eight shares of our common stock.  Preferred stock dividends on all shares held by the trust are used to pay a portion of this SOP obligation.  In addition to dividends paid to the trust, we make additional cash contributions to the SOP as necessary in order to meet the SOP’s debt obligation.

The SOP (formerly the ESOP) borrowed funds to finance the purchase of common stock for future allocation to qualified participating U.S. employees.  The final principal payment on the trust’s loan was made in 1998.  As the principal of the trust loan was paid, a pro rata amount of our common stock was released for allocation to eligible participants. Common stock dividends on shares allocated under the former ESOP are paid directly to participants.

All common shares and the common stock equivalent of all preferred shares held by the SOP are considered outstanding for diluted EPS computations and dividends paid on all shares are charged to retained earnings.

We follow the provisions of Statement of Position 76-3, “Accounting Practices for Certain Employee Stock Ownership Plans,” and related interpretations in accounting for this plan.  We recorded expense of $7.4 million, $0.5 million and $14 million for the years 2002, 2001 and 2000, respectively.

The following table details the shares held in the SOP.

December 31 (Shares)	2002		2001
	Common	Preferred	Common	Preferred
Allocated	4,753,221	524,233	5,144,640	492,252
Committed to be released	—	35,157	—	25,885
Unallocated	—	171,702	—	254,085
Total	4,753,221	731,092	5,144,640	772,222

The SOP allocated 82,383 preferred shares in 2002, 55,578 preferred shares in 2001 and 83,585 preferred shares in 2000.  Unallocated preferred shares had a fair market value of $47 million and $90 million at December 31, 2002 and 2001, respectively.  The remaining unallocated preferred shares at December 31, 2002, will be released for allocation annually through January 31, 2005.

15

Stock Incentive Plans

We have made fixed stock option grants to certain U.S.-based employees, certain employees of our non-U.S. operations, and outside directors. These were considered “fixed “ grants because the measurement date for determining compensation costs was fixed on the date of grant. In the past we have also made variable stock option grants to certain company executives. These were considered “variable” grants because the measurement date was contingent upon future increases in the market price of our common stock.

Since the exercise price of our fixed options equals the market price of our stock on the day the options are granted, there generally is no related compensation expense for financial reporting purposes.  However, during 2002 and 2001, certain executives’ outstanding options became subject to accelerated vesting and an extended life, under the terms of the Senior Executive Severance Policy or employment agreements, and we recorded compensation cost of $4 million and $16 million, respectively.  We have also recorded compensation expense (benefit) associated with our variable options, restricted stock awards and the former USF&G’s Long-Term Incentive Program, of $9 million, $(8) million and $28 million in 2002, 2001 and 2000, respectively.

Fixed Option Grants

U.S.-Based Plans - Our fixed option grants for certain U.S.-based employees and outside directors give these individuals the right to buy our stock at the market price on the day the options were granted. Fixed stock options granted under the stock incentive plan adopted by our shareholders in May 1994 (as subsequently amended) become exercisable no less than one year after the date of grant and may be exercised up to ten years after grant date. Options granted under our option plan in effect prior to May 1994 may be exercised at any time up to 10 years after the grant date. At the end of 2002, approximately 12,100,000 shares remained available for grant under our stock incentive plan.

Non-U.S. Plans - We also have separate stock option plans for certain employees of our non-U.S. operations. The options granted under these plans were priced at the market price of our common stock on the grant date. Generally, they can be exercised from three to 10 years after the grant date. Approximately 260,000 option shares were available at December 31, 2002 for future grants under our non-U.S. plans.

Global Stock Option Plan (“GSOP”) – In the past, we had a separate fixed stock option plan for employees who were not eligible to participate in the U.S. and non-U.S. plans previously described. Options granted to eligible employees under the GSOP were contingent upon the company achieving threshold levels of profitability, and the level of profitability achieved determined the number of options granted. Generally, options granted under this plan can be exercised from three to 10 years after the grant date.  Although options were granted under this plan in 2001 and 2000, the company no longer expects to issue grants under this plan.

The following table summarizes the activity for our fixed option plans for the last three years. All grants were made at the market price on the date of grant.

	Option Shares	Weighted Average Exercise Price
Outstanding Jan. 1, 2000	12,062,972	$30.96
Granted	6,539,436	33.94
Exercised	(3,372,916)	26.42
Canceled	(919,110)	36.41
Outstanding Dec. 31, 2000	14,310,382	33.04
Granted	7,333,445	47.29
Exercised	(1,545,214)	31.22
Canceled	(1,824,580)	38.56
Outstanding Dec. 31, 2001	18,274,033	38.36
Granted	4,410,689	43.49
Exercised	(968,813)	29.12
Canceled	(2,694,906)	41.18
Outstanding Dec. 31, 2002	19,021,003	$39.62

The following tables summarize the status of fixed stock options outstanding and exercisable at December 31, 2002.

	Options Outstanding
Range of Exercise Prices	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$ 18.43-29.63	3,007,674	4.5	$27.31
30.19-35.00	1,969,279	6.1	31.47
35.25-42.94	3,677,825	7.0	35.99
43.13-44.21	3,797,379	8.3	44.07
44.35-48.04	3,229,673	8.4	45.81
48.39-50.44	3,339,173	7.8	48.47
$ 18.43-50.44	19,021,003	7.2	$39.62

	Options Exercisable
Range of Exercise Prices	Number of Options	Weighted Average Exercise Price
$ 18.43-29.63	2,474,414	$26.85
30.19-35.00	1,471,887	31.56
35.25-42.94	1,269,119	36.93
43.13-44.21	780,360	43.57
44.35-48.04	779,503	45.48
48.39-50.44	1,114,077	48.49
$ 18.43-50.44	7,889,360	$35.90

The following table summarizes the options exercisable at the end of the last three years and the weighted average fair value of options granted during those years. The fair value of options is estimated on the date of grant using the Black-Scholes option-pricing model, with the following weighted-average assumptions used for grants in 2002, 2001 and 2000, respectively: dividend yield of 2.9%, 3.0% and 3.0%; expected volatility of 34.2%, 33.8% and 30.0%; risk-free interest rates of 4.9%, 5.0% and 6.5%; and an expected life of 6.9 years, 6.8 years and 6.5 years.

	2002	2001	2000
Options exercisable at year-end	7,889,360	5,982,799	5,751,780
Weighted average fair value of options ranted during the year	$14.02	$14.94	$10.58

Variable Stock Option Grant

Prior to 2000, we made variable option grants of 2,341,800 shares from our 1994 stock incentive plan to certain of our key executives.  The exercise price of each option was equal to the market price of our stock on the grant date. One-half of the options vested when the market price of our stock reached a 20-consecutive-trading-day average of $50 per share, which occurred in November 2000.  The remaining options were to vest when our stock price reached a 20-consecutive-trading-day average of $55 per share, which did not occur.  Any of these options not exercised prior to December 1, 2001 expired on that date.

The following table summarizes the activity for our variable option grants for the last three years.

	Option Shares	Weighted Average Exercise Price
Outstanding Jan. 1, 2000	1,720,800	$30.20
Exercised	(290,975)	30.41
Canceled	(437,850)	29.59
Outstanding Dec. 31, 2000	991,975	30.15
Exercised	(290,500)	29.74
Canceled	(701,475)	30.32
Outstanding Dec. 31, 2001	—	$—

Restricted Stock and Deferred Stock Awards

Up to 20% of the 33.4 million shares authorized under our 1994 stock incentive plan may be granted as restricted stock awards. The stock for this type of award is restricted because recipients receive the stock only upon completing a specified objective or period of employment, generally one to five years. The shares are considered issued when awarded, but the recipient does not own and cannot sell the shares during the restriction period.  During the restriction period, the recipient receives compensation in an amount equivalent to the dividends paid on such shares. Up to 5,500,000 shares were available for restricted stock awards at December 31, 2002.

In 2002 we implemented the Capital Accumulation Plan.  Under this plan eligible employees may receive up to 25% of their annual bonus in the form of restricted stock of the company.  The company provides a matching contribution of restricted stock at a 10 percent discount from the market price on the date of grant.  The restricted stock is generally subject to a two-year vesting period.  Participation in this program is voluntary unless an employee’s annualized base pay is greater than $100,000, is not retirement-eligible and will not become retirement-eligible within two years of the date the bonus was paid.  Although the “performance year” to be measured is the current year, $8.5 million of expense will be recognized over the two-year vesting period, beginning in 2003.

We also have a Deferred Stock Award Plan for stock awards to non-U.S. employees. Deferred stock awards are the same as restricted stock awards, except that shares granted under the deferred plan are not issued until the vesting conditions specified in the award are fulfilled. Up to 3,000 shares were available for deferred stock awards at December 31, 2002.

Please refer to Note 1 for the Pro Forma information on stock option grants based on the “fair value” method as described in SFAS No. 123.

16

Discontinued Operations

Life Insurance - On September 28, 2001, we completed the sale of our life insurance company, Fidelity and Guaranty Life Insurance Company, and its subsidiary, Thomas Jefferson Life, (together, “F&G Life”) to Old Mutual plc (“Old Mutual”) for $335 million in cash and $300 million in Old Mutual shares.  In accordance with the sale agreement, the sales proceeds were reduced by $11.7 million, on a pretax basis, related to a decrease in market value of certain securities within F&G Life’s investment portfolio between March 31, 2001 and the closing date.

When the sale was announced in April 2001, we expected to realize a modest gain on the sale of F&G Life, when proceeds were combined with F&G Life’s operating results through the disposal date.  However, a decline in the market value of certain of F&G Life’s investments subsequent to April, coupled with a change in the anticipated tax treatment of the sale, resulted in an after-tax loss of $74 million on the sale proceeds.  That loss was combined with F&G Life’s results of operations for a year-to-date after-tax loss of $55 million and was included in the reported loss from discontinued operations for the year ended December 31, 2001.

Pursuant to the sale agreement, we were originally required to hold the 190.4 million Old Mutual shares we received for one year after the closing of the transaction, and the proceeds from the sale of F&G Life were subject to possible adjustment based on the movement of the market price of Old Mutual’s shares at the end of the one-year period.  The amount of possible adjustment was to be determined by a derivative “collar” agreement included in the sale agreement.  In May 2002, Old Mutual granted us a release from the one-year holding requirement in order to facilitate our sale of those shares in a placement made outside the United States, together with a concurrent sale of shares by Old Mutual by means of an overallotment option, which was exercised by the underwriters.  We sold all of the Old Mutual shares we were holding on June 6, 2002 for a total net consideration of $287 million, resulting in a pretax realized loss of $13 million that was recorded as a component of discontinued operations on our statement of operations.  The fair value of the collar agreement was recorded as an asset on our balance sheet and adjusted quarterly.  At the time of the sale of the Old Mutual shares, the collar had a fair value of $12 million, which we agreed to terminate at no value in connection with the sale.  The amount was recorded as a component of discontinued operations on our statement of operations.

In September 2001, we sold American Continental Life Insurance Company, a small life insurance company we had acquired as part of our MMI purchase, to CNA Financial Corporation. We received cash proceeds of $21 million, and recorded a net after-tax loss on the sale of $1 million.

Standard Personal Insurance Business - In June 1999, we made a decision to sell our standard personal insurance business and, on July 12, 1999, reached an agreement to sell this business to Metropolitan Property and Casualty Insurance Company (“Metropolitan”).  On September 30, 1999, we completed the sale of this business to Metropolitan. As a result, the standard personal insurance operations through June 1999 have been accounted for as discontinued operations for all periods presented herein, and the results of operations subsequent to that period have been included in the gain on sale of discontinued operations.

Metropolitan purchased Economy Fire & Casualty Company and its subsidiaries (“Economy”), as well as the rights and interests in those non-Economy policies constituting our remaining standard personal insurance operations. Those rights and interests were transferred to Metropolitan by way of a reinsurance and facility agreement (“Reinsurance Agreement”).

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

As part of the sale to Metropolitan, we guaranteed the adequacy of Economy’s loss and loss expense reserves. Under that guarantee, we agreed to pay for any deficiencies in those reserves and to share in any redundancies that developed by September 30, 2002. We remain liable for claims on non-Economy policies that result from losses occurring prior to closing.  By agreement, Metropolitan adjusted those claims and shared in redundancies in related reserves that developed.  Any losses incurred by us under these agreements were reflected in discontinued operations in the period during which they were incurred.  At December 31, 2002, our analysis indicated that we owed Metropolitan approximately $13 million related to these agreements.  Subsequent to year-end 2002, we have had additional settlement discussions with Metropolitan regarding final disposition of the agreements, and have tentatively agreed to an amount that is within established reserves.  We anticipate making that payment to Metropolitan in the first quarter of 2003.  We have no other contingent liabilities related to this sale.

Nonstandard Auto Business – In December 1999, we decided to sell our nonstandard auto business marketed under the Victoria Financial and Titan Auto brands.  On January 4, 2000, we announced an agreement to sell this business to The Prudential Insurance Company of America (“Prudential”) for $200 million in cash, subject to certain adjustments based on the balance sheet as of the closing date.  As a result, the nonstandard auto business results of operations were accounted for as discontinued operations for the year ended December 31, 1999.  Included in “Discontinued operations – gain (loss) on disposal, net of tax” in our 1999 statement of operations was an estimated loss on the sale of approximately $83 million, which included the estimated results of operations through the disposal date.  All prior period results of nonstandard auto have been reclassified to discontinued operations.

On May 1, 2000, we closed on the sale of our nonstandard auto business to Prudential, receiving total cash consideration of approximately $175 million (net of a $25 million dividend paid to our property-liability operations prior to closing).

The following table summarizes our discontinued operations, including our life insurance business, our standard personal insurance business, our nonstandard auto business and our insurance brokerage business, Minet (sold in 1997), for the three-year period ended December 31, 2002.

Years ended December 31	2002	2001	2000
(In millions)
Operating income, before income taxes	$—	$19	$53
Income tax benefit	—	—	(10)
Operating income, net of taxes	—	19	43

Gain (loss) on disposal, before income taxes	(42)	(61)	(25)
Income tax expense (benefit)	(17)	37	(5)
Gain (loss) on disposal, net of taxes	(25)	(98)	(20)
Gain (loss) from discontinued operations	$(25)	$(79)	$23

The following table summarizes our total gain (loss) from discontinued operations, for each operation sold, for the three-year period ended December 31, 2002.

Years ended December 31	2002	2001	2000
(In millions)
Life insurance	$(12)	$(55)	$43
Standard personal insurance	(7)	(13)	(11)
Nonstandard auto insurance	(3)	(5)	(9)
Insurance brokerage	(3)	(6)	—
Gain (loss) from discontinued operations	$(25)	$(79)	$23

17

Commitments, Contingencies and Guarantees

Investment Commitments - We have long-term commitments to fund venture capital investments totaling $920 million as of December 31, 2002.  Of that amount, approximately $620 million of commitments are to fund investments in St. Paul Venture Capital VI, LLC (“Fund VI”), one of our venture capital investment subsidiaries.  Additional amounts have been committed to fund new and existing investments in partnerships and certain other venture capital entities.  Our future obligations as of December 31, 2002 are estimated as follows.

Year	Fund VI	New Partnerships	Existing Partnerships	Total
2003	$170	$20	$25	$215
2004	180	60	23	263
2005	180	50	17	247
2006	50	50	10	110
Thereafter	40	40	5	85
Total	$620	$220	$80	$920

Generally, we expect that our obligations to make the capital contributions listed in the table above will be largely funded by distributions we receive from our venture capital investments.  The maximum amount of new capital we are obligated to contribute to satisfy those obligations to Fund VI in any calendar year without receiving any offsetting distributions from our venture capital operation is $250 million and, on a cumulative basis over the life of Fund VI, no more than $325 million.  In addition, we can elect to discontinue funding Fund VI at any time.  If we do so, we must contribute $250 million (not reflected in the table above) to a termination fund and pay certain termination and management fees.  Alternatively, once 70% of the Fund VI capital has been committed, we must elect either to commit a material amount of additional capital to a new venture capital fund or agree to contribute an additional $150 million (not reflected in the table above) to Fund VI.

Letters of Credit - In the normal course of business, we enter into letters of credit as collateral, as required in certain of our operations. As of December 31, 2002, we had entered into letters of credit with an aggregate amount of $1.08 billion.

Lease Commitments - A portion of our business activities is conducted in rented premises. We also enter into leases for equipment, such as office machines and computers. Our total rental expense was $86 million in 2002, $83 million in 2001 and $83 million in 2000.  Certain leases are noncancelable, and we would remain responsible for payment even if we stopped using the space or equipment. On December 31, 2002, the minimum rents for which we would be liable under these types of leases are as follows: $122 million in 2003, $100 million in 2004, $76 million in 2005, $66 million in 2006, $58 million in 2007 and $140 million thereafter.  We are also the lessor under various subleases on our office facilities. The minimum rentals to be received under noncancelable subleases are as follows:  $22 million in 2003, $17 million in

2004, $16 million in 2005, $15 million in 2006, $12 million in 2007 and $25 million thereafter.

Sale of Minet - In May 1997, we completed the sale of our insurance brokerage operation, Minet, to Aon Corporation.  We agreed to indemnify Aon against any future claims for professional liability and other specified events that occurred or existed prior to the sale. We monitor our exposure under these claims on a regular basis.  We believe reserves for reported claims are adequate, but we do not have information on unreported claims to estimate a range of additional liability.  We purchased insurance to cover a portion of our exposure to such claims.

Under the sale agreement, we also committed to pay Aon commissions representing a minimum level of annual reinsurance brokerage business through 2012. We also have commitments under lease agreements through 2015 for vacated space (included in our lease commitment totals above), as well as a commitment to make payments to a former Minet executive.

Acquisitions – Our asset management subsidiary, Nuveen Investments, Inc., may be required to make additional payments of up to $180 million related to their acquisition of Symphony, based on Symphony reaching specified performance and growth targets.

Joint Ventures – Our subsidiary, Fire and Marine, is a party to five separate joint ventures, in each of which Fire and Marine is a 50% owner of various real estate holdings and does not exercise control over the joint ventures, financed by non-recourse mortgage notes. Because we own only 50% of the holdings, we do not consolidate these entities and the joint venture debt does not appear on our balance sheet. Our maximum exposure under each of these joint ventures, in the event of foreclosure of a property, is limited to our carrying value in the joint venture, ranging individually from $8 million to $29 million, and cumulatively totaling $62 million at December 31, 2002.

Legal Matters - In the ordinary course of conducting business, we (and certain of our subsidiaries) have been named as defendants in various lawsuits. Some of these lawsuits attempt to establish liability under insurance contracts issued by our underwriting operations, including liability under environmental protection laws and for injury caused by exposure to asbestos products.  Plaintiffs in these lawsuits are seeking money damages that in some cases are substantial or extra contractual in nature or are seeking to have the court direct the activities of our operations in certain ways.

Although the ultimate outcome of these matters is not presently determinable, it is possible that the resolution of one or more matters may be material to our results of operations; however, we do not believe that the total amounts that we and our subsidiaries will ultimately have to pay in all of these lawsuits will have a material effect on our liquidity or overall financial position.

The following is a summary of certain litigation matters with contingencies:

•      Asbestos Settlement Agreement - On June 3, 2002, we announced that we and certain of our subsidiaries had entered into an agreement settling all existing and future claims arising from any insuring relationship of United States Fidelity and Guaranty Company, St. Paul Fire and Marine Insurance Company and their affiliates and subsidiaries, including us, with any of MacArthur Company, Western MacArthur Company, and Western Asbestos Company.  There can be no assurance that this agreement will receive bankruptcy court approval.  See discussion in Note 3.

•      Petrobras Oil Rig Construction - In September 2002, the United States District Court for the Southern District of New York entered a judgment in the amount of approximately $370 million to Petrobras, an energy company that is majority-owned by the government of Brazil, in a claim related to the construction of two oil rigs.  One of our subsidiaries provided a portion of the surety coverage for that construction.  As a result, we recorded a pretax loss of $34 million ($22 million after-tax) in 2002 in our Surety & Construction business segment.  The loss recorded was net of reinsurance and previously established case reserves for this exposure, and prior to any possible recoveries related to indemnity.  We are actively pursuing an appeal of this judgment.

•      Purported Class Action Shareholder Lawsuits - In the fourth quarter of 2002, several purported class action lawsuits were filed against our chief executive officer, our chief financial officer and us.  The lawsuits make various allegations relating to the adequacy of our previous public disclosures and reserves relating to the Western MacArthur asbestos litigation, and seek unspecified damages and other relief.  We view these lawsuits as without merit and intend to contest them vigorously.

•      Boson v. Union Carbide Corp., et al. - Lawsuits have been filed in Texas against one of our subsidiaries, USF&G, and other insurers and non-insurer corporate defendants asserting liability for failing to warn of the dangers of asbestos.  It is difficult to predict the outcome or financial exposure represented by this type of litigation in light of the broad nature of the relief requested and the novel theories asserted.  We believe, however, that the cases are without merit and we intend to contest them vigorously.

Agency Loans - We have provided guarantees for certain agency loans in order to enhance the business operations and opportunities of several of the insurance agencies with which we do business.  As of December 31, 2002, these loans had an aggregate outstanding balance of approximately $9 million.  We have guaranteed the lending institutions that we will pay up to the entire principal amount outstanding in case of any agency defaults, plus any reasonable costs associated with the default.  There are varying terms on the loans, and the guarantees are in place until the loans are paid in full.

Corporate Securities - Through the issuance of our debt securities, we have guaranteed to indemnify the financial institutions against any loss, liability, claim, damage, or expense, including taxes that may arise out of the administration of the debt arrangement.  There are no contractual monetary limits placed on these guarantees, and they survive until the applicable statutes of limitation expire.

Venture Capital - Our subsidiary, St. Paul Venture Capital VI, LLC has guaranteed third party loans in the aggregate amount of approximately $4 million.  In the event that the borrower would default, St. Paul Venture Capital has guaranteed payment up to the aforementioned limits, plus any costs, fees, and expenses that the lending institution might incur in the administration of the default on the loans.  These guarantees are in place until the loans are paid in full.

Swap Agreements - We are party to a number of interest rate swaps.  Each party to a standard swap agreement agrees to indemnify the other for tax liabilities that may arise out of the swap transactions.  We have no way to value the potential liability or asset that may arise due to these tax issues, and there are no contractual monetary limits placed on these indemnifications.

Platinum Transaction - In connection with the Platinum transaction, we entered into a series of servicing agreements with Platinum relating to the transfer of our 2002 reinsurance business.  Such agreements provide general indemnification obligations on each of the parties with respect to representations, warranties and covenants made under the terms of each of the agreements.  Generally, the indemnification obligations of each party are capped at the aggregate of all fees received by each party.  These indemnifications survive until the applicable statutes of limitation expire.

In addition, we agreed to provide indemnification to Platinum and its subsidiaries, directors and employees for losses incurred due to inaccurate or omitted information in certain sections of the Platinum Registration Statements and Prospectuses used in connection with Platinum’s initial public offering of securities, or the Private Placement Memorandum used in connection with Platinum’s private offering of securities to Renaissance Reinsurance.  We also agreed to make certain payments to the underwriters of the Platinum public offerings if Platinum fails to satisfy certain indemnification obligations to them in specified circumstances.  Our obligations pursuant to these indemnities have an aggregate limit of $400 million, which amount will be reduced by any payments we make to investors in the public or private offerings.  The obligation to indemnify Platinum and its subsidaries, directors and employees expires on November 1, 2004.

Sales of Business Entities - In the ordinary course of selling business entities to third parties, we have agreed to indemnify purchasers for losses arising out of breaches of representations and warranties with respect to the business entities being sold, covenants and obligations of us and/or our subsidiaries following the closing, and in certain cases obligations arising from undisclosed liabilities, adverse reserve development, premium deficiencies or certain named litigation.  Such indemnification provisions generally survive for periods ranging from 12 months following the applicable closing date to the expiration of the relevant statutes of limitation, or in some cases agreed upon term limitations.  As of December 31, 2002, the aggregate amount of our quantifiable indemnification obligations in effect for sales of business entities was $1.9 billion, with a deductible amount of $62 million.

In addition, we have agreed to provide indemnification to third party purchasers for certain losses associated with sold business entities that are not limited by a contractual monetary amount.  As of December 31, 2002, we had outstanding unlimited indemnification obligations in connection with the sales of certain of our business entities for tax liabilities arising prior to a purchaser’s ownership of an entity, losses arising out of employee matters relating to acts or omissions of such business entity or us prior to the closing, losses resulting out of such sold business entities being deemed part of The St. Paul group prior to their respective sales to third parties for purposes of Internal Revenue Code Section 412 or Title IV of ERISA, and in some cases losses arising from certain litigation and undisclosed liabilities.  These indemnification obligations survive until the applicable statutes of limitation expire, or until the agreed upon contract terms expire.

Restructuring and Other Charges

Fourth-Quarter 2001 Strategic Review - In December 2001, we announced the results of a strategic review of all of our operations, which included a decision to exit a number of businesses and countries, as discussed in Note 5.  Related to this strategic review, we recorded a pretax charge of $62 million, including $46 million of employee-related costs, $9 million of occupancy-related costs, $4 million of equipment charges and $3 million of legal costs.  The charge was included in “Operating and administrative expenses” in the 2001 statement of operations; with $42 million included in “Property-liability insurance – other” and $20 million included in “Parent company, other operations and consolidating eliminations” in the table titled “Income (Loss) from Continuing Operations Before Income Taxes and Cumulative Effect of Accounting Change” in Note 21.

The employee-related costs represent severance and related benefits such as outplacement services to be paid to, or incurred on behalf of, employees to be terminated by the end of 2002.  We estimated that a total of approximately 1,200 employees would ultimately be terminated under this action, with approximately 800 employees expected to be terminated by the end of 2002.  The remaining 400 employees are not included in the restructuring charge since they will either be terminated after 2002 or are part of one of the operations that may be sold.  Of the total, approximately 650 work in offices outside the U.S. (many of which are closing), approximately 300 work in our Health Care business (which is being exited), and the remaining 250 are spread throughout our domestic operations.  As of December 31, 2002, 713 of the estimated 800 positions had been eliminated.  The remaining 87 positions are primarily due to employees who found alternate positions within the company or external employment before termination.

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

The following presents a rollforward of activity related to this accrual.

(In millions) Charges to earnings:	Original Pre- Tax Charge	Reserve at Dec. 31, 2001	Payments	Adjustments	Reserve at Dec. 31, 2002

Employee-related	$46	$46	$(33)	$1	$14
Occupancy-related	9	9	(1)	—	8
Equipment charges	4	N/A	N/A	N/A	N/A
Legal costs	3	3	(1)	(2)	—
Total	$62	$58	$(35)	$(1)	$22

The adjustment of $1 million to the employee related accrual is the net result of $3 million in additional charges applied as we met the criteria for accrual throughout 2002, and an offsetting $2 million decrease due to a fourth quarter 2002 revaluation adjustment.  The $2 million adjustment to legal costs was a result of the same fourth quarter 2002 revaluation adjustment.  This revaluation was the result of a review of actual costs incurred and anticipated costs yet to be paid under the action, and adjusts the remaining restructuring charge to current estimates of reserve need.

Other Restructuring Charges - Since 1997, we have recorded in continuing operations four other restructuring charges related to actions taken to improve our operations.  (Also see Note 16 for a discussion of the charge related to the sale of our standard personal insurance business, which was included in discontinued operations in 1999.)

Related to our April 2000 purchase of MMI (see Note 6), we recorded a charge of $28 million, including $4 million of employee-related costs and $24 million of occupancy-related costs. The employee-related costs represented severance and related benefits such as outplacement counseling to be paid to, or incurred on behalf of, terminated employees. We estimated that approximately 130 employee positions would be eliminated, at all levels throughout MMI, and 119 employees were terminated. The occupancy-related cost represented excess space created by the terminations, calculated by determining the percentage of anticipated excess space, by location, and the current lease costs over the remaining lease period. The amounts payable under the existing leases were not discounted, and sublease income was included in the calculation only for those locations where sublease agreements were in place.

The charge was included in “Operating and administrative expenses” in the 2000 statement of operations and in “Property-liability insurance – other” in the table titled “Income (Loss) from Continuing Operations Before Income Taxes and Cumulative Effect of Accounting Change” in Note 21.

In August 1999, we announced a cost reduction program designed to enhance our efficiency and effectiveness in a highly competitive environment.  In the third quarter of 1999, we recorded a pretax charge of $60 million related to this program, including $25 million in employee-related charges related to the termination of approximately 590 employees, $33 million in occupancy-related charges and $2 million in equipment charges.  The charge was included in “Operating and administrative expenses” in the 1999 statement of operations and in “Property-liability insurance – other” in the table titled “Income (Loss) from Continuing Operations Before Income Taxes and Cumulative Effect of Accounting Change” in Note 21.

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

All actions have been taken and all obligations have been met regarding these other restructuring charges, with the exception of certain remaining lease commitments.  The lease commitment charges related to excess space created by the cost reduction actions.  The charge was calculated by determining the percentage of anticipated excess space, by location, and the current lease costs over the remaining lease period.  The amounts payable under the existing leases were not discounted, and sublease income was included in the calculation only for those locations where sublease agreements were in place.

During 2002, after review of market conditions, potential buy-outs, rent reviews, normal rent escalations, and sublease activity; we reduced the lease commitment reserve by $4 million.  We expect to be obligated under certain lease commitments for approximately seven years.

The following presents a rollforward of activity related to these commitments.

(In millions)	Pre-tax Charge	Reserve At Dec. 31, 2001	2002 Payments	2002 Adjustments	Reserve At Dec. 31, 2002

Lease commitments previously charged to earnings	$91	$39	$(11)	$(4)	$24

Reinsurance

The primary purpose of our ceded reinsurance program, including the aggregate excess-of-loss coverages discussed below, is to protect us from potential losses in excess of what we are prepared to accept. We expect the companies to which we have ceded reinsurance to honor their obligations. In the event these companies are unable to honor their obligations to us, we will pay these amounts. We have established allowances for possible nonpayment of amounts due to us.  At December 31, 2002 and 2001, our provision for uncollectible reinsurance totaled $122 million and $100 million, respectively.

We report balances pertaining to reinsurance transactions “gross” on the balance sheet, meaning that reinsurance recoverables on unpaid losses and ceded unearned premiums are not deducted from insurance reserves but are recorded as assets.

The largest concentration of our total reinsurance recoverables and ceded unearned premiums at December 31, 2002 was with General Reinsurance Corporation (“Gen Re”).  Gen Re (with approximately 19% of our recoverables) is rated “A+ +” by A.M. Best, “Aaa” by Moody’s and “AAA” by Standard & Poor’s for its financial strength.

Approximately 98% of our domestic reinsurance recoverable balances at December 31, 2002 were with reinsurance companies having financial strength ratings of A- or higher by A.M Best or Standard & Poor’s, were from state sponsored facilities or reinsurance pools, or were collateralized reinsurance programs associated with certain of our insurance operations.  We have an internal credit security committee, which uses a comprehensive credit risk review process in selecting our reinsurers.  This process considers such factors as ratings by major ratings agencies, financial condition, parental support, operating practices, and market news and developments.  The credit security committee convenes quarterly to evaluate these factors and take action on our approved list of reinsurers, as necessary.

In 2000 and 2001, we entered into two aggregate excess-of-loss reinsurance treaties.  One of these treaties in each year was corporate-wide, with coverage triggered when our insurance losses and LAE across all lines of business reached a certain level, as prescribed by terms of the treaty (the “corporate program”).  We were not party to such a treaty in 2002.  Additionally, our Reinsurance segment benefited from cessions made under a separate treaty in each year unrelated to the corporate treaty. The combined impact of these treaties (together, the “reinsurance treaties”) is included in the table that follows.

Years ended December 31	2002	2001	2000
(In millions)

Corporate program:
Ceded written premiums	$—	$9	$419
Ceded losses and loss adjustment expenses	—	(25)	709
Ceded earned premiums	—	9	419
Net pretax benefit (detriment)	—	(34)	290

Reinsurance segment treaty:
Ceded written premiums	(1)	119	55
Ceded losses and loss adjustment expenses	(35)	278	122
Ceded earned premiums	(1)	119	55
Net pretax benefit	(34)	159	67

Combined total:
Ceded written premiums	(1)	128	474
Ceded losses and loss adjustment expenses	(35)	253	831
Ceded earned premiums	(1)	128	474
Net pretax benefit	$(34)	$125	$357

Under the 2000 corporate treaties, we ceded losses to the reinsurer when our corporate-wide incurred insurance losses and LAE exceeded accident year attachment loss ratios specified in the contract.  We paid the ceded earned premiums shortly after the coverage under the treaties was invoked.  We will recover the ceded losses and LAE from our reinsurer as we settle the related claims, which may occur over several years.  For the separate Reinsurance segment treaties, for all three years, we remit the premiums ceded (plus accrued interest) to our counter-party when the related losses and LAE are settled.

During 2002 and 2001, we did not cede losses to the corporate treaty.  The $9 million written and earned premiums ceded in 2001 represented the initial premium paid to our reinsurer.  Our primary purpose in entering into the corporate reinsurance treaty was to reduce the volatility in our reported earnings over time.  Because of the magnitude of losses associated with the September 11 terrorist attack, that purpose could not be fulfilled had the treaty been invoked to its full capacity in 2001.  In addition, our actuarial analysis concluded that there would be little, if any, economic value to us in ceding any losses under the treaty.  As a result, in early 2002, we mutually agreed with our reinsurer to commute the 2001 corporate treaty for consideration to the reinsurer equaling the $9 million initial premium paid.

The $35 million of negative losses and loss adjustment expenses ceded in 2002 related to the reinsurance segment treaty primarily resulted from a commutation of a portion of that treaty.  The $25 million change in our estimate of ceded losses and LAE in 2001 in the table above represented an adjustment for losses ceded under our 2000 corporate treaty.  Deterioration in our 2000 accident year loss experience in 2001 caused our expectations of the payout patterns of our reinsurer to change and resulted in our conclusion that losses originally ceded in 2000 would exceed an economic limit prescribed in the 2000 treaty.

The effect of assumed and ceded reinsurance on premiums written, premiums earned and insurance losses and loss adjustment expenses is as follows (including the impact of the reinsurance treaties).

Years ended December 31	2002	2001	2000
(In millions)
Premiums Written
Direct	$7,585	$7,135	$6,219
Assumed	1,973	2,700	2,064
Ceded	(2,512)	(2,072)	(2,399)
Net premiums written	$7,046	$7,763	$5,884

Premiums Earned
Direct	$7,569	$6,656	$5,819
Assumed	2,163	2,685	2,019
Ceded	(2,342)	(2,045)	(2,246)
Net premiums earned	$7,390	$7,296	$5,592

Insurance Losses and Loss Adjustment Expenses
Direct	6,955	$6,876	$4,068
Assumed	1,354	3,952	1,798
Ceded	(2,314)	(3,349)	(1,953)
Net insurance losses and loss adjustment expenses	$5,995	$7,479	$3,913

Statutory Accounting Practices

Our underwriting operations are required to file consolidated financial statements with state and foreign regulatory authorities. The accounting principles used to prepare these statutory financial statements follow prescribed or permitted accounting principles, which differ from GAAP. Prescribed statutory accounting practices include state laws, regulations and general administrative rules issued by the state of domicile as well as a variety of publications and manuals of the National Association of Insurance Commissioners (“NAIC”).  Permitted statutory accounting practices encompass all accounting practices not so prescribed, but allowed by the state of domicile.  Beginning in 2001, Fire and Marine was granted a permitted practice regarding the valuation of certain investments in affiliated limited liability companies, allowing it to value these investments at their audited GAAP equity.  Since these investments were not required to be valued on a statutory basis, Fire and Marine is not able to determine the impact on statutory surplus.

On a statutory accounting basis, as filed in our regulatory Annual Statements, our property-liability underwriting operations reported net income of $240 million in 2002, a net loss of $547 million in 2001 and net income of $1.2 billion in 2000.  Statutory surplus (shareholder’s equity) of our property-liability underwriting operations was $5.5 billion and $4.8 billion as of December 31, 2002 and 2001, respectively.

The NAIC published revised statutory accounting practices in connection with its codification project, which became effective January 1, 2001.  The cumulative effect to our property-liability insurance operations of the adoption of these practices was to increase statutory surplus by $126 million, primarily related to the treatment of deferred taxes.

Segment Information

In the fourth quarter of 2002, we revised our property-liability business segment reporting structure to reflect the manner in which those businesses are currently managed, particularly in recognition of certain operations being separately managed as runoff operations.  As of December 31, 2002, our property-liability underwriting operations consist of four segments constituting our ongoing operations, and three segments comprising our runoff operations.  We retained the concept of a “specialty commercial” business center, which is an operation possessing dedicated underwriting, claims and risk control services requiring specialized expertise and focusing exclusively on the customers it serves.  Eleven of those business centers comprise our Specialty Commercial reportable segment.  None of those business centers alone met the quantitative threshold to qualify as a separate reportable segment; therefore they were combined based on the applicable aggregation criteria.  All data for 2001 and 2000 included in this report were restated to be consistent with the new reporting structure in 2002.  The following is a summary of changes made to our segments at the end of 2002.

•      In our Specialty Commercial segment, all international specialty business that had either been included in respective business centers, or had been included in the separate International Specialty business center, was reclassified to the newly formed International & Lloyd’s segment (for ongoing operations) or our Other segment (for international operations considered to be in runoff).

•      All international Health Care business, previously included in the Health Care segment, was reclassified to the newly formed Other segment.

•      The International & Lloyd’s segment was formed, comprised of our ongoing operations at Lloyd’s, ongoing specialty commercial business underwritten outside the United States (currently consisting of operations in the United Kingdom, Canada and the Republic of Ireland), and Global Accounts.  All operations in this segment are under common management.

•      The new runoff segment Other was formed, comprised of the results of all of our international and Lloyd’s business considered to be in runoff (including our involvement in insuring the Lloyd’s Central Fund), as well as those of Unionamerica, the U.K.-based underwriting entity acquired in the MMI transaction.

•      Our Catastrophe Risk business center, previously included in the Specialty Commercial segment in its entirety, was split into two, with Personal Catastrophe Risk remaining in the Specialty Commercial segment and Commercial Catastrophe Risk moving to the Commercial Lines segment as part of the Property Solutions business center.

In addition to our property-liability business segment, we also have a property-liability investment operation segment, as well as an asset management segment, consisting of our majority ownership in Nuveen Investments.

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

Geographic Areas - The following summary presents financial data of our continuing operations based on their location.

Years ended December 31	2002	2001	2000
(In millions)
Revenues
U.S.	$7,163	$7,137	$6,766
Non-U.S.	1,755	1,782	1,180
Total revenues	$8,918	$8,919	$7,946

Segment Information – After the revisions to our segment structure described above, our reportable segments in our property-liability operations consisted of the following:

The Specialty Commercial segment includes business centers that possess dedicated underwriting, claims and risk control services that require specialized expertise and focus exclusively on the customers served by those respective business center.  This segment includes Financial & Professional Services, Technology, Public Sector Services, Umbrella / Excess & Surplus Lines, Ocean Marine, Discover Re, National Programs, Oil & Gas, Transportation, and Personal Catastrophe Risk.

The Commercial Lines segment focuses on commercial clientele, and although we target certain commercial customer groups and industries, we do not have underwriting, claim or risk service personnel with specialized expertise dedicated exclusively to these groups or industries.  Accordingly, the business centers within Commercial Lines are not considered “specialty” businesses.  This reporting segment includes Small Commercial, Middle Market Commercial and Property Solutions, which have common underwriting, claim and risk control functions.  Commercial Lines also includes our participation in voluntary and involuntary pools, referred to as “Pools and Other.”

Although considered specialty businesses as well, our Surety & Construction operations are under common leadership, which, in addition to their shared customer base, provides the basis for their continued combination into one segment.

Our International & Lloyd’s segment consists of the following components: our ongoing operations at Lloyd’s, and our ongoing specialty commercial operations outside of the United States, including our Global Accounts business center (collectively referred to as “international specialties”).  Similar to our Specialty Commercial segment, this segment includes operations that possess dedicated underwriting, claims and risk control services that require specialized expertise and focus exclusively on the customers served by respective operations.  This operation is under common executive management and its business is generally conducted outside the United States.

Health Care (with the exception of international Health Care) and Reinsurance continue to be reported as separate segments as they have been in the past.  Our Reinsurance segment includes all reinsurance business written by our reinsurance operation, out of New York and London.  (In the fourth quarter of 2002, we transferred our remaining ongoing reinsurance operations to Platinum Underwriters Holdings, Ltd., as discussed in more detail in Note 2 to the consolidated financial statements.

Our Other segment includes the results of our runoff operations at Lloyd’s; Unionamerica, the London-based underwriting unit acquired as part of our purchase of MMI in 2000; and all other international runoff lines of business we decided to exit at the end of 2001, consisting of Health Care business in the United Kingdom, Canada and Ireland, as well as our underwriting operations in Germany, France, the Netherlands, Argentina, Mexico (excluding surety business), Spain, Australia, New Zealand, Botswana and South Africa.  (In late 2002, we sold our operations in Argentina, Mexico and Spain).  These are international operations through which we are no longer writing new business, and whose performance assessment and resource allocation decisions are being made based on the dedicated financial information reported for this reporting segment where the sole focus is claims processing.

In 2001, we sold our life insurance operations and in 2000, we sold our nonstandard auto business.  These operations have been accounted for as discontinued operations for all periods presented and are not included in our segment data.

The summary below presents revenues and pretax income from continuing operations for our reportable segments.  The revenues of our asset management segment include investment income and realized investment gains. The table also presents identifiable assets for our property-liability underwriting operation in total, and our asset management segment.

Years ended December 31	2002	2001	2000
(In millions)
Revenues from Continuing Operations
Underwriting:
Specialty Commercial	$1,856	$1,410	$1,095
Commercial Lines	1,760	1,504	1,387
Surety & Construction	1,141	926	782
International & Lloyd’s	716	590	255
Total ongoing insurance operations	5,473	4,430	3,519
Health Care	474	693	573
Reinsurance	1,071	1,593	1,121
Other	372	580	379
Total run-off insurance operations	1,917	2,866	2,073
Total underwriting	7,390	7,296	5,592
Investment operations:
Net investment income	1,161	1,199	1,247
Realized investment gains (losses)	(162)	(126)	624
Total investment operations	999	1,073	1,871
Other	116	119	81
Total property-liability insurance	8,505	8,488	7,544
Asset management	397	378	376
Total reportable segments	8,902	8,866	7,920
Parent company, other operations and consolidating eliminations	16	53	26
Total revenues from continuing operations	$8,918	$8,919	$7,946

Income (Loss) from Continuing Operations Before Income Taxes and Cumulative Effect of Accounting Change
Underwriting:
Specialty Commercial	$193	$(14)	$64
Commercial Lines	(331)	(16)	84
Surety & Construction	(222)	(39)	64
International & Lloyd’s	60	(239)	(8)
Total ongoing insurance operations	(300)	(308)	204
Health Care	(166)	(935)	(220)
Reinsurance	(22)	(726)	(115)
Other	(221)	(325)	(178)
Total run-off insurance operations	(409)	(1,986)	(513)
Total underwriting	(709)	(2,294)	(309)
Investment operations:
Net investment income	1,161	1,199	1,247
Realized investment gains (losses)	(162)	(126)	624
Total investment operations	999	1,073	1,871
Other	(46)	(179)	(95)
Total property-liability insurance	244	(1,400)	1,467
Asset management	162	142	135
Total reportable segments	406	(1,258)	1,602
Parent company, other operations and consolidating eliminations	(230)	(173)	(201)
Total income (loss) from continuing operations before income taxes and cumulative effect of accounting change	$176	$(1,431)	$1,401

December 31	2002	2001
(In millions)
Identifiable Assets
Property-liability insurance	$38,333	$36,490
Asset management	1,081	855
Total reportable segments	39,414	37,345
Parent company, other operations, consolidating eliminations and discontinued operations	506	976
Total assets	$39,920	$38,321

Note 16, “Restructuring and Other Charges,” describes charges we recorded during 2001 and 2000 and where they are included in the foregoing tables.

Adoption of Accounting Policies

In the first quarter of 2002, we began implementing the provisions of SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets,” which establish financial accounting and reporting for acquired goodwill and other intangible assets.  The statement changes prior accounting practice in the way intangible assets with indefinite useful lives, including goodwill, are tested for impairment on an annual basis.  Generally, it also requires that those assets meeting the criteria for classification as intangible assets with estimable useful lives be amortized to expense over those lives, while intangible assets with indefinite useful lives and goodwill are not to be amortized.  As a result of implementing the provisions of this statement, we did not record any goodwill amortization expense in 2002.  For the year of 2001, goodwill amortization expense totaled $114 million.  Amortization expense associated with intangible assets totaled $18 million for 2002, compared with $2 million in the same 2001 period.

During the second quarter of 2002, we completed the evaluation of our recorded goodwill for impairment in accordance with provisions of SFAS No. 142, which required a two-step approach for determining impairment of goodwill.  The first step was to test for potential impairment by comparing the fair value of our respective reporting units to the carrying value of each unit.  The second step would have measured the impairment loss by using the unit’s implied fair value as compared to its carrying amount.  As no impairment was indicated in the first step, the second step was not necessary.  This evaluation concluded that none of our goodwill was impaired.  In connection with our reclassification of certain assets previously accounted for as goodwill to other intangible assets in 2002, we established a deferred tax liability of $6 million in the second quarter of 2002.  That provision was classified as a cumulative effect of accounting change effective as of January 1, 2002.

Related to our adoption of SFAS Nos. 141 and 142, we also reviewed the amortization method and useful lives of existing intangible assets, and adjusted as appropriate.  Generally, amortization was accelerated and useful lives shortened.

The following presents a summary of our acquired intangible assets.

(In millions)	December 31, 2002
Amortizable intangible assets:	Gross Carrying Amount	Accumulated Amortization	Net Amount
Customer relationships	$67	$4	$63
Present value of future profits	69	16	53
Renewal rights	27	5	22
Internal use software	2	1	1
Total	$165	$26	$139

At December 31, 2002, our estimated intangible asset amortization expense for the next five years was as follows.

(In millions)

2003	$20
2004	17
2005	15
2006	13
2007	11
Thereafter	63
Total	$139

The changes in the carrying value of goodwill from December 31, 2001 to December 31, 2002 sheet were as follows.

(In millions) Goodwill by Segment	Balance at Dec. 31, 2001	Goodwill acquired	Impairment losses	Balance at Dec. 31, 2002

Specialty Commercial	$36	$—	$—	$36
Commercial Lines	33	—	—	33
Surety & Construction	14	12	—	26
International & Lloyd’s	7	11	—	18
Asset Management	519	233	—	752
Property-Liability Investment Operations	—	9	—	9
Total	$609	$265	$—	$874

The increase in goodwill in our Asset Management segment resulted from Nuveen Investments’ purchase of shares from minority shareholders, its acquisition of NWQ Investment Management, and from final valuation of previously acquired goodwill.  See Note 6 for a discussion of the increase to the Specialty Commercial and Surety & Construction segments.  The increase in goodwill in our International & Lloyd’s segment related to an increase in syndicate capacity at Lloyd’s.  The $9 million of goodwill acquired in Property Liability Investment Operations was a result of the Platinum transaction, and represents the excess value of the shares received over our share of Platinum’s equity.  See Note 2 for further discussion regarding the Platinum transaction.

The following presents the pro forma impact of ceasing amortization of goodwill.

Years ended December 31	2002	2001
(In millions, except per share data)
Reported net income (loss)	$218	$(1,088)
Add back goodwill amortization	—	114
Adjusted net income (loss)	$218	$(974)

Basic earnings per share:
Reported net income (loss)	$0.94	$(5.22)
Goodwill amortization	—	0.54
Adjusted net income (loss)	$0.94	$(4.68)

Diluted earnings per share:
Reported net income (loss)	$0.92	$(5.22)
Goodwill amortization	—	0.54
Adjusted net income (loss)	$0.92	$(4.68)

Additionally, during 2002, we implemented the provisions of SFAS No. 144, “Accounting for Impairment of Long-Lived Assets”.  As a result of such implementation, we monitor the recoverability of the value of our long-lived assets to be held and used based on our estimate of the future cash flows (undiscounted and without interest charges) expected to result from the use of the asset and its eventual disposition considering any events or changes in circumstances which indicate that the carrying value of an asset may not be recoverable.  We monitor the value of our long-lived assets to be disposed of and report them at the lower of carrying value or fair value less our estimated cost to sell.  We had no impairment adjustments related to our long-lived assets in 2002.

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

	Income Tax
Year ended December 31, 2002	Pretax	Effect	After-tax
(In millions)
Unrealized appreciation on investments arising during period	$181	$61	$120
Less: reclassification adjustment for realized losses included in net loss	(168)	(59)	(109)
Net change in unrealized appreciation on investments	349	120	229
Net change in unrealized loss on foreign currency translation	9	1	8
Net change in unrealized loss on derivatives	1	—	1
Total other comprehensive income	$359	$121	$238

	Income Tax
Year ended December 31, 2001	Pretax	Effect	After-tax
(In millions)
Unrealized depreciation on investments arising during period	$(652)	$(248)	$(404)
Less: reclassification adjustment for realized losses included in net income	(124)	(43)	(81)
Net change in unrealized depreciation on investments	(528)	(205)	(323)
Net change in unrealized loss on foreign currency translation	(12)	(4)	(8)
Net change in unrealized loss on derivatives	(2)	—	(2)
Total other comprehensive loss	$(542)	$(209)	$(333)

	Income Tax
Year ended December 31, 2000	Pretax	Effect	After-tax
(In millions)
Unrealized appreciation on investments arising during period	$902	$318	$584
Less: reclassification adjustment for realized gains included in net income	595	208	387
Net change in unrealized appreciation on investments	307	110	197
Net change in unrealized loss on foreign currency translation	(41)	1	(42)
Total other comprehensive income	$266	$111	$155

Quarterly Results of Operations (Unaudited)

The following is an unaudited summary of our quarterly results for the last two years.

2002	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
(In millions, except per share data)

Revenues	$2,311	$2,308	$2,288	$2,011

Income (loss) from continuing operations	$148	$(218)	$69	$250
Cumulative effect of accounting change, net of taxes	(6)	—	—	—
Discontinued operations	(9)	(5)	(5)	(6)
Net income (loss)	$133	$(223)	$64	$244
Earnings per common share:
Basic:
Income (loss) from continuing operations	$0.69	$(1.07)	$0.29	$1.09
Cumulative effect of accounting change, net of taxes	(0.03)	—	—	—
Discontinued operations	(0.04)	(0.02)	(0.02)	(0.03)
Net income	$0.62	$(1.09)	$0.27	$1.06

Diluted:
Income (loss) from continuing operations	$0.67	$(1.07)	$0.29	$1.05
Cumulative effect of accounting change, net of taxes	(0.03)	—	—	—
Discontinued operations	(0.04)	(0.02)	(0.02)	(0.03)
Net income (loss)	$0.60	$(1.09)	$0.27	$1.02

2001	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
(In millions, except per share data)

Revenues	$2,156	$2,157	$2,225	$2,381

Income (loss) from continuing operations	$209	$96	$(595)	$(719)
Discontinued operations	(7)	8	(64)	(16)
Net income (loss)	$202	$104	$(659)	$(735)
Earnings per common share:
Basic:
Income (loss) from continuing operations	$0.95	$0.43	$(2.86)	$(3.49)
Discontinued operations	(0.04)	0.04	(0.30)	(0.08)
Net income (loss)	$0.91	$0.47	$(3.16)	$(3.57)

Diluted:
Income (loss) from continuing operations	$0.90	$0.41	$(2.86)	$(3.49)
Discontinued operations	(0.03)	0.04	(0.30)	(0.08)
Net income (loss)	$0.87	$0.45	$(3.16)	$(3.57)

Included in fourth quarter 2002 net income were $56 million of net after-tax realized gains, comprised of an after-tax gain of $132 million related to the divestiture of certain of the company’s international operations, an after-tax loss of $54 million related to the transfer of our ongoing reinsurance business to Platinum Underwriters Holdings, Ltd., and after-tax net realized investment losses of $22 million.  Fourth quarter 2002 pretax underwriting losses of $12 million were comprised of profits of $59 million from ongoing business segments and losses of $71 million from segments that are being exited.  Ongoing underwriting results included $175 million of reserve strengthening in the Surety & Construction segment, and a benefit of $115 million due primarily to our change in the estimated amount of reinsurance recoverable related to the Western MacArthur settlement.

Impact of Accounting Pronouncements to be Adopted in the Future

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”), which requires consolidation of all variable interest entities (“VIE”) by the primary beneficiary, as these terms are defined in FIN 46, effective immediately for VIEs created after January 31, 2003.  The consolidation requirements apply to VIEs existing on January 31, 2003 for reporting periods beginning after June 15, 2003.  In addition, it requires expanded disclosure for all VIEs.  We do not expect the adoption of FIN 46 to have a material impact on our consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure,” which provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation.  This statement requires additional disclosures in the event of a voluntary change. It also no longer permits the use of the original prospective method of transition for changes to the fair value based method for fiscal years beginning after December 15, 2003.  We currently account for stock-based compensation under APB Opinion No. 25, “Accounting for Stock Issued to Employees”, using the intrinsic value method, and have not made a determination regarding any change to the fair value method.

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”), which expands the disclosures to be made by a guarantor in the consolidated financial statements and generally requires recognition of a liability for the fair value of a guarantee at its inception.  The disclosure requirements of this interpretation are effective for the company for fiscal periods ending after December 15, 2002, and, accordingly, have been included in Note 17.  The measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002.  This interpretation does not apply to guarantees issued by insurance companies accounted for under insurance-specific accounting literature.  We do not expect the adoption of the measurement provisions of FIN 45 to have a material impact on our consolidated financial statements.

In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than the current practice of recognizing those costs at the date of a commitment to exit or a disposal plan.  The provisions of SFAS No. 146 are to be applied prospectively to exit or disposal activities initiated after December 31, 2002.  The adoption of SFAS No. 146 will result in changes to the timing only of recognition of such costs.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.”  The primary impact of SFAS No. 145 was to rescind the requirement to report the gain or loss from the extinguishment of debt as an extraordinary item on the statement of income.  The provisions of this Statement are generally effective for fiscal years beginning after May 15, 2002.  We do not expect the adoption of SFAS No. 145 to have a material impact on our consolidated financial statements.

Variable Interest Entities

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”), which requires consolidation of all variable interest entities (“VIE”) by the primary beneficiary, as these terms are defined in FIN 46, effective immediately for VIEs created after January 31, 2003.  The consolidation requirements apply to VIEs existing on January 31, 2003 for reporting periods beginning after June 15, 2003.  In addition, it requires expanded disclosure for all VIEs.

The following represents VIEs, which may be subject to the consolidation or disclosure provisions of FIN 46 once this interpretation becomes effective:

Municipal Trusts:  We have purchased interests in certain unconsolidated trusts holding highly rated municipal securities that were formed for the purpose of enabling the company to more flexibly generate investment income in a manner consistent with our investment objectives and tax position.  As of December 31, 2002, there were a total of 36 trusts, which held a combined total market value of $445 million in municipal securities.  We own approximately 100% of 28 of these trusts, which are reflected in our financial statements.  The remaining 8 trusts, which represent $84 million in market value of securities, are not currently consolidated in our results.

Joint Ventures:  Our subsidiary, Fire and Marine, is a party to five separate joint ventures, in each of which Fire and Marine is a 50% owner of various real estate holdings and does not exercise control over the joint ventures, financed by non-recourse mortgage notes.  Because we own only 50% of the holdings, we do not consolidate these entities and the joint venture debt does not appear on our balance sheet.  Our maximum exposure under each of these joint ventures, in the event of foreclosure of a property, is limited to our carrying value in the joint venture, ranging individually from $8 million to $29 million, and cumulatively totaling $62 million at December 31, 2002.  The total assets included in these joint ventures as of December 31, 2002 were $160 million.